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07021528

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Usinas Siderurgicas De Minas SA Usiminas

*CURRENT ADDRESS

PROCESSED

MAR 07 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03902

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/6/07

2005 :: SOCIAL STATEMENT



USIMINAS



The pile driving by Brazil's president Juscelino Kubitschek at the beginning of Usiminas steel plant construction works in August 1958 was just the first step in the history of an undertaking that has always been destined for success. Inaugurated four years later, the steel mill started an unparalleled history in the Brazilian steel scenario, with an initial production of 500,000 tons per year.

Since then, Usiminas grew continuously. In 1976, production reached 2.3 million tons of steel after a number of investments in equipment and technology, while keeping a strong focus on high-quality products and support to community development. Nowadays, Usiminas is the leader company of Usiminas System - Latin America's biggest flat steel group, made up of 17 companies - with 8.7 million tons of steel production (Usiminas plus Cosipa) and R$ 17 billion turnover (2005).

We are aware of the fact that, parallel to the steelworks construction, we are building a City, City of Men, and that ultimately this City and these Men are one of our main targets.

AMARO LANARI JÚNIOR
Former President of USIMINAS

A good bottom line is important and we must always go for it. Nevertheless, we cannot forget that making people happy is essential too.

RINALDO CAMPOS SOARES
CEO of USIMINAS

2005 :: SOCIAL STATEMENT





Summary



1. Message from the Chairman

RINALDO CAMPOS SOARES

President and CEO of USIMINAS

In 2005, the Usiminas System posted the best result of its entire life: R$ 3.9 billion net income. This figure is not only the highest profit among the Brazilian steel producers, but also a reflection of the strict corporate principles on which our value creation strategies are based.

Notwithstanding the usual market challenges, we have worked with inexorable confidence in Brazil and Brazilians, always seeking sustainable economic development and social progress. This has been our fundamental view, well supported by our almost 40,000 employees' determination to win and surprise, and by the confidence from our stockholders, customers and suppliers.

After all, the Company is a collective construction, where interaction among its many stakeholders constitutes its very foundation, the solid ground where one can harvest the present and seed the future. And we have relied on everyone's involvement to be able to increasingly solidify this ground from both the operational and financial standpoints, and to enhance our social, cultural and environmental activities.

I have noticed – and this is a recent move – that the concept of "social responsibility" has been changed consistently with the changes in the corporate environment and objectives. Nowadays, if a large industry wants to be a long-lasting, sound undertaking it must focus on a development approach that ensures social and environmental sustainability within its direct and indirect spheres of influence.

For the Usiminas System, sharing our results with the community is not just the fruit of an action. Rather, it's a historical vocation. A good example was the real civilizing mission we undertook in the Steel Valley of Minas Gerais, an unprecedented event in the history of the Brazilian industry. Usiminas was born, grew and matured having the city of Ipatinga as a witness over its 43 years of operation. And if today the city shows very good quality of living indicators, that's because a virtuous alliance between the Company and the Public Power, between Progress and Society, is not only feasible, but rather necessary.

The statement I present hereinafter was prepared in line with the Global Reporting Initiative 2002 Guide, and it contains an equilibrated report of our organization's economic, environmental and social performance. It sheds light on the comprehensive corporate vision we proclaim, so as to validate and make public the Usiminas Systems' investments in these fields. It is also the outcome of many people's diligent work and as such it is reason of real pride for all those who have dedicated themselves to the day-to-day building of a group of companies integrated among each other by the strength of steel and whose protagonist is – and will always be – Mankind.

2. The Usiminas System



2.1 Mission

The Mission of Usinas Siderúrgicas de Minas Gerais S/A is defined by the Stockholders through the Board of Directors, featuring a broad scope for the Integrated Management System's actions concerning industrial and business activities, service provision, technological development, and establishing companies under a majority interest, as well as holding interest in other businesses concerns in Brazil and abroad, under the principles of:

- *"Creating value for society through steel-making and related activities;*
- *Validating its actions throughout the production chain by offering competitive, high-quality products and services, providing a return to stockholders and promoting the well-being and development of employees and communities;*
- *Seeking always the continuance of the business and the harmonization of economic purposes with the remaining social interests of the community.*

2.2 Vision

The Corporate Vision ensues from the interaction of conjuncture or structural variables that modify business environments; it is developed upon a resolution of the Board of Directors and established as a function of global scenarios as concerns the social, environmental, economic-financial, technological and market aspects.

This Vision is the foundation for the Company's macro-strategies, crafted with the participation of the Senior Management Team and established through an analysis of culture, identity, the technical-operating diagnostic, the competitive position in the market, the operating performance and social-environmental impacts, progressing towards business opportunity analyses and long term forecasts, always and indissolubly reconciling the economic and social dimensions of profit: "To consolidate the largest, most modern, competitive steel making complex in Latin America and an outstanding player among the 20 largest world groups, a leader in the Brazilian market with a substantial presence in foreign markets, aiming at the stockholders return through strategies focused upon:

- *Differentiated customer support offering quality, higher value-added products and services;*
- *The continuous quest for cost leadership and for the best capital structure;*
- *The optimization of synergies among the Usiminas System's companies".*

2.3 Profile of the Usiminas System

Usinas Siderúrgicas de Minas Gerais – USIMINAS S/A, is the leading company of the Usiminas System. It was established on April 25, 1956 by a public charter; upon signature of the Lanari-Horikoshi Agreement on June 3, 1957 the business received funds from Japanese investors and began the technological cooperation agreement that enabled the beginning of operations at its first industrial unit, Intendente Câmara Plant, in Ipatinga — MG, on October 26, 1962. Along the years, the Japanese influence has been renewed through mutual technical assistance agreements and new joint business development.

Such Japanese influence, interacting with the characteristics of the population established in the region adjoining its early industrial premises, entailed the consolidation of a strong, marked organizational culture, founded upon the quest for overcoming challenges, technological development, quality, environmental protection and personnel capacity-building, valuing man and teamwork.

Consistently with this culture, System's companies were the first in their respective industries in Brazil to be certified for compliance of their products, processes, services and premises vis-à-vis national and international standards related to Quality, Environment, Occupational Health, and Labor Safety. All compliance certificates are periodically renewed following an external audit accredited for such purpose.

Operating in steel making and in businesses where steel is present, the Usiminas System operates in Brazil in the production, distribution and processing of flat steels, structural shapes, blanks, capital goods and industrial logistics. In 2005, it consolidated itself as Latin America's biggest flat steel complex, through the integrated management of the following companies:



Steel coil shipment

Usinas Siderúrgicas de Minas Gerais S/A – Usiminas

Usiminas is the parent company that holds equity control over the remaining System's companies. Its industrial unit, the Intendente Câmara Plant, is installed in Ipatinga in a 10.5 million m^2 area. The Plant makes and sells flat, hot-and cold-rolled steels, both coated and uncoated, and steel slabs. Production meets the demand from strategic economic segments and industries, such as automobile, railroads, auto-parts, shipbuilding, construction engineering, agriculture, packaging, mechanical, electrical-electronic, home appliances, machinery & equipment, and steel distribution.

Upon adding its production capacity to that of other System's companies, the Usiminas System became Latin America's largest flat steel complex, and one of the 20 largest in the world.

By a public concession, the company manages the Private Seaport Terminals of Praia Mole – ES, and Cubatão - SP, designed to handle its own cargoes, as well as third parties'.

As of December 31, 2005, the Company had a headcount of 7,962 employees, plus 5,628 outsourced personnel allocated to permanent support activities.

Companhia Siderúrgica Paulista S/A - COSIPA

Cosipa began its industrial activities with its José Bonifácio de Andrada e Silva Plant in December 1963, installed in a total 12.5 million m^2 area. Cosipa is an uncoated flat steel producer – slabs, heavy plates, and hot- and cold-rolled products. The Company meets the demands of the same market segments served by Intendente Câmara Plant. As of December 31, 2005, the Company's headcount was 5,487 employees, plus 7,633 out-sourced personnel allocated to permanent support activities

DUFER S/A

Established in 1995, Dufer operates in the distribution of both coated and uncoated flat rolled steel, as well as in the steel processing and cutting to different shapes and sizes. The Company has industrial units in São Paulo and Cubatão, and its equity is split between Companhia Siderúrgica Paulista – Cosipa (51%) and ThyssenKrupp Materials AG. (49%). Dufer serves the needs of a broad array of customers by offering products and services to the manufacturing industries, such as automobile, auto-parts, electrical-electronics, construction engineering, furniture, drums and packaging materials, pipes and shapes. Its industrial units land area is 46,191.52 m^2, of which 27,087.05 m^2 is floor space. As of December 31, 2005, the headcount was 295 employees and 28 outsourced personnel in permanent support activities.

Usiminas Mecânica S/A - UMSA

UMSA is a capital goods and serial products manufacturing company. Established in October 1970, the company operates in the steel industry, paper & pulp, mining, cement, hydromechanics, petrochemicals and construction engineering, notably in the field of steel structures for buildings, industries, offshore rigs, oil and gas industry, hydroelectric power plants and large works. UMSA's industrial area is 210,000 m^2, out of which 120,000 m^2 floor space. As of December 31, 2005 the headcount was 2,820 employees and 2,300 outsourced personnel allocated to support activities and work sites.

Rio Negro Comércio e Indústria S/A

Rio Negro was established in 1968 and has been a member of the Usiminas System since 1993. It is one of the largest steel service centers in the country, operating in steel distribution, processing, fabrication and handling segments, offering adequate specifications, final product dimensions for prompt use and an efficient delivery schedule. The Company has production units in Guarulhos and Taubaté, with 35,878 m^2 and 17,722 m^2 of floor space, respectively, in a total land area in excess of 120,000 m^2. The Company holds a majority interest in Rios Unidos Transportes, which runs RIO NEGRO's transportation area. Headcount as of December 31, 2005 was 1,006 employees and 213 outsourced support personnel.

Fasal Comércio e Indústria de Produtos Siderúrgicos S/A

Fasal is a steel distributor with significant activities in steel product supply area, blending efficient industrial and transportation structures. The Company is installed in a 138,159m^2 land area, and premises take over



Cold Strip Mill no. 2 – Continuous Annealing Line Control Room

Usiminas and Cosipa Pension Funds

These are private social security entities chartered to supplement retirement benefits for the employees of their institutor companies. As of December 31, 2005 the headcount of both entities was 68 employees.

Usiminas Employee Consumer Cooperative

A consumer cooperative established with the support of USIMINAS in 1963 to pursue the objective of ensuring the supply of quality consumer goods and foodstuffs at competitive prices. The cooperative's supermarkets and hypermarket total 6,842, m^2 of selling floor space. As of December 31, 2005 the headcount was 458 employees.

Usiminas and Usiparts Saving and Loan Cooperative

These cooperatives were established on June 23, 1996 and August 1, 1966, respectively, under the support of USIMINAS and USIPARTS, for the purpose of promoting savings and financing the needs or ventures of their participants. As of December 31, 2005, these two entities had a headcount of 23 employees.

2.4 Corporate Governance

The Usiminas System integrates stockholders in shared management, in tune with the industry and veered towards achieving long-lasting, consistent results, supported by sustainable development concepts.

Abiding by resolutions made by the Board of Directors, whose members are nominated by the stockholders, the Senior Management seeks to obtain harmonic satisfaction of the system company's stakeholders.

The Board of Directors sets forth clear, transparent guidelines for daily operations of the System's managers, for all internal and external relations, showing no complacency for corruption, bribery & graft nor for attitudes not based on universally accepted ethical and moral principles, joining corporate social responsibility to the promotion of synergy between resources and effort to offer high quality technologies, products and services to society.

As a public company, Usiminas' institutional relations adhere strictly to the provisions of the Brazilian Securities Commission and develops a formal, equitable relationship program with stock market agents and the public at large.

The fulfillment of these guidelines is monitored by corporate internal auditing, reporting directly to the Board of Directors.

Managing the Usiminas System's companies, as directed and monitored by the Board of Directors, conforms to the principle of developing long term relations with their customers and suppliers.

Together with full compliance with Brazilian law and universally accepted corporate governance, environment and human right conventions, treaties and principles, the companies favor quality parameters applicable to both products and services, as well as to interpersonal relations with stockholders, employees, communities, governmental and non-governmental entities. Besides, the companies are always proactive in the fomentation of sustainable social development, natural resource conservation and minimizing the environmental impact of their industrial activities.

Deemed nowadays Latin America's biggest flat steel group, the Usiminas System is recognized not only for its top quality steel products and services, but also for its excellent relationship with the capital market, analysts, stockholders and investors. Such recognition is witnessed by the awards the System's companies earned:

- Investor *Relations* Ranking - Institutional Investor - 2nd place - Metals & Mining Industry - Buy-side survey – 2005: Award based on a survey made with sell-side and buy-side analysts and granted to outstanding Investors Relations areas, split by industry and region.
- Assiduity Seal 2005 – Capital Market Investment Analysts and Professionals Association – APIMEC/SP: Award granted to


USIMINAS S/A
Nominative Common Stock Holding Structure
Votorantin 7.25%
Sudameris 1.91%
Camargo Corrêa 7.25%
Bradesco 2.58%
Others 9.15%
MCD do Brasil1.25%
PREVI 14.90%
Johannes Sleummer 1.09%
Nippon Usiminas 18.39%
CVRD 22.99%
USIMINAS employees through their representation entity 13.24%


USIMINAS S/A
Preferred and Common Stock Holding Structure
Treasury stocks 2.62%
USIMINAS employees through their representation entity 6.60%
Camargo Corrêa 3.61%
PREVI 8.02%
Votorantim 3.61%
Nippon USIMINAS 9.45%
Others 54.63%
CVRD 11.46%

companies that make presentations to Apimec's analysts for two years in a row.

- Best Investor Relations Officer - IR Magazine Awards – Honorable Mention – 2005: Award granted to the best IR executive according to a survey carried out by Fundação Getúlio Vargas - FGV on behalf of IR Magazine. Nominees are conferred Honorable Mention.
- Best Presentation - APIMEC-MG – 2004: Award conferred by Apimec-MG to the company that prepared the best presentation in Minas Gerais, according to a poll among the APIMEC-MG members.
- USIMINAS was conferred the "Outstanding Company 2004" award by the Chamber of Commerce and Industry Brazil–China as an acknowledgment for the company's endeavors in favor of the commercial relations between the two countries.
- Some Usiminas System's companies were awarded the "Prêmio Valor 1000" by the newspaper Valor Econômico, chosen among Brazil's 1,000 most successful companies. For the second year in a row, RIO NEGRO ranked first in Wholesaler category, whereas FASAL and DUFER (steel processing and distribution) ranked respectively second and third in the same category.

2.5 Integrated Management System Guidelines

The Usiminas System adopts a corporate management model in which the quest for business results goes beyond the quest for proper technical decisions; it's also a consequence of decisions made with a focus on corporate social responsibility and sustainable development. This business view, that contemplates enhanced and integrated actions and results, permeates all subsidiaries, suppliers, customers, nearby communities and investors, stakeholders that are influenced by, and influence, the Usiminas System. The management model, which is a distinguishing feature of the Usiminas System's organizational culture, is implemented by the senior management team and other managers. It reflects the struggle for continued improvement and innovation of processes, products and services, according to the following guidelines:

- Ethical behavior in business and compliance with legal and regulatory requirements associated to the products, processes, people and premises, acting as managerial vectors;
- Strategies, action plans and processes are oriented as a function of promoting customer satisfaction and loyalty;
- Preservation of the individual's health and well-being, whose valuation, capacity-building, involvement, motivation and accident prevention-based safety are permanent targets of corporate action;
- Pollution prevention, identification and control of environmental aspects, reduction of solid waste yield, quality of liquid effluents and atmospheric emissions, and the rational use of water, power and inputs are prime requirements for the development of any and all activities.

Managerial actions are followed suit by the Internal Corporate Audit, ensuring exactness and integrity with an aim to create value in the economic, social and environmental dimensions of System's companies, and to enable their continuous development.

Risk Management

Corporate decision making processes in the Usiminas System are founded upon assessments made by multidisciplinary teams that identify events and vulnerabilities, and estimate probabilities and their operating, technological, logistics, marketing, financial, social and environmental impacts.

Consistent initiatives and technical decisions are therefore enabled, creating the necessary conditions for constant prospect of opportunities and implementation of management guidelines aiming at risk control and asset security, liquidity and profitability.

The Internal Corporate Audit actions are a corroboration factor, guaranteeing the integrity of processes and information. Besides, independent audits are conducted to review the financial statements and the compliance by the integrated management system with the Brazilian legislation and both local and international regulations.



Blast furnace control room

Anta_Lake_at_Intendente_Câmara_Plant







3. Economic Performance

In 2005, the Usiminas System yielded R$ 17.1 billion gross operating revenue.

Ensuing from investments made in production facilities in previous years, the Usiminas System showed stable operating cash yield (EBITDA) of R$ 5.5 billion.

USIMINAS consolidated net earnings reached R$ 3.9 billion, a result of the progress afforded by the operating synergy among the System's companies, the higher value-added product mix and efficient business management.

Value added, an indicator of the wealth created by the Company and distributed to the society, amounted to R$ 8.5 billion in 2005. This amount represents the difference between revenues and the total services and inputs procured from third parties.

USIMINAS S/A Distribution of Value Added



Stockholders 13.11%
Employees 10.62%
Funding providers 7.95%
Retained profit loss in the fiscal year 32.96%
Government 35.36%

Earning Before Interest, Tax, Depreciation and Amortization - EBITDA



R$ Billion
7
6
5
4
3
2
1
0
1.5
2.4
3.1
5.6
5.5
2001
2002
2003
2004
2005

	USIMINAS		CONSOLIDATED	
Wealth Creation - in R$ thousands	2005	2004	2005	2004
(A) Gross sales revenue and non-operating income*	9,090,110	8,667,566	16,879,513	15,746,534
(B) Goods and services procured from third parties	(4,315,610)	(4,183,581)	(8,829,937)	(8,006,551)
(C) Gross value added (A - B)	4,774,500	4,483,985	8,049,576	7,739,983
(D) Withholdings (depreciation, amortization, depletion)	(250,124)	(233,385)	(558,789)	(429,353)
(E) Net value added (C - D)	4,524,376	4,250,600	7,490,787	7,310,630
(F) Transfers				
Affiliated and subsidiary equity holdings	1,888,053	1,383,822	922,964	320,341
Minority holdings	0	0	(23,339)	(102,176)
Interest income	129,774	58,605	114,220	131,024
	2,017,827	1,442,427	1,013,845	349,189
(G) Value added to be distributed (E + F)	6,542,203	5,693,027	8,504,632	7,659,819

Distribution by Stakeholder	2005	2004	2005	2004
GOVERNMENT				
Taxes less subsidies (tax exemptions)	1,807,240	1,764,696	2,896,788	2,832,043
EMPLOYEES				
Wages	350,148	299,869	727,639	617,396
Social security charges	57,061	55,723	110,039	145,620
Private social security	22,024	72,668	29,535	81,538
Profit sharing	67,554	92,938	96,812	133,270
Management compensation	34,897	29,180	49,220	38,730
FINANCERS	289,988	324,229	676,170	792,356
Debt remuneration				
STOCKHOLDERS				
Dividend pay-out and interest on equity	1,115,308	1,068,803	1,115,308	1,068,803
Retained earnings/losses in the period	2,797,983	1,984,921	2,803,121	1,950,063

* Gross sales revenues and non-operating income comprise Gross Revenue less Cancelled Sales, Rebates and Allowance for Bad Debts, plus Operating Income

	USIMINAS		CONSOLIDATED	
Productivity Indicators	2005	2004	2005	2004
Gross margin	44.6	46.3	58.5	45.4
Net margin	56.3	45.7	30.0	24.7
Asset turnover (net margin/average assets)	4.59	4.43	1.71	1.52
Return on Average Assets (ROA) (Operating income*./Average Assets**)	23.2	27.1	27.1	30.5
Indebtedness ratio (loans/stockholders' equity)	0.14	0.28	0.45	0.91
Current ratio	1.76	1.67	1.69	1.62

In 2005, sales of steel products by the Usiminas System's companies reached approximately 7.25 million tons, representing a 52.6% share of the Brazilian flat steel market. In Brazil, the Usiminas System yielded 39,635 direct jobs, of which 19,688 in the System's companies, 16,042 outsourced personnel allocated to support activities and works, and 3,905 in social entities directly instituted or supported.

In the whole world, including MRS Logística S/A and Ternium S/A, companies in which USIMINAS holds a minority interest, the System's headcount was 66,027 direct jobs, out of which 43,786 in the companies' core activities and 22,241 through outsourced support service contracts.



Employees at Intendente Câmara Plant



Cold-rolled Coil Yard - Usiminas





4. The Usiminas System and its Customers

The Usiminas System's companies are positioned in the middle line of the production chain and have no direct contact with the end users of their products. Their customers are other segments of the manufacturing industry, served in accordance with technical specifications provided. In the same way as the Usiminas System's companies, these customers are sizeable industrial companies, also certified by domestic and international standards relating to quality, environment, health, occupational safety and corporate social responsibility.

Therefore, instead of a conventional Customer Service Center, the Usiminas System's companies maintain specialized customer support teams, which count on the backup from Usiminas Research Center, Latin America's largest steel technology research and development complex.

Besides this direct contact, the System offers the possibility of access via internet portals through a "Talk to us" tool, which is made available to any person, company or entity, either prospect customers or not. Through this communication channel, the System effectively contributes to the



Usiminas's Headquarters

democratization of knowledge in the iron- and steel-related fields.

By developing innovative processes, products and technological solutions in a joint work with customers, suppliers, universities and research entities, the Usiminas System creates the necessary conditions to meet future requirements. This search for innovation enabled the System to amass, as of December 2005, 608 patent applications with Brazil's Industrial Property Institute (INPI), of which 387 were granted, plus 51 applications abroad, out of which 23 granted.

Usiminas System's Main Foreign Markets Worldwide 2005



South Korea 6.2%
Argentina 4.3%
Germany 7.0%
Taiwan 3.9%
Thailand 8.9%
Colombia 2.7%
Chile 2.3%
Others 14.3%
USA 19.4%
Mexico 13.8%
China 17.2%

Usiminas System's Share of the Brazilian Flat Steel Market 2005



Percentage
100
75
50
25
0
100
100
98.9
97.7
94.1
66.0
59.2
58.7
53.6
44.3
43.5
40.5
39.2
33.1
14.2
52.6
Shipbuilding
Shapes
Industrial equipment
Large-diameter tubes
Agriculture and road construction machinery
Electronics
Automobile
Auto parts
Small-diameter tubes
Distribution
Civil engineering
Others
Re-rolling
Home appliances
Containers
Average market share



Hot-rolled coil yard - Usiminas

5. The Usiminas System and its Suppliers



The Usiminas System embraces the policy of maintaining long-term relationships with its entire supplier network, always valuing correctness, transparency and propriety, while attending to mutual interests. The implementation of this policy has favored the creation of a supplier belt next to the System's main industrial units, thus creating competitive advantages for the companies and at the same time favoring the generation of formal jobs and the social and economic development of adjoining communities.

The supply process management seeks to harmonize the interest of System's companies with the suppliers' profile, by working along four main fronts:

- responsible budgetary and inventory management;
- working with raw material suppliers;
- working with continuously used products and services suppliers, governed by conditions stipulated in specific contracts;
- working with spare parts, incidental and non-durable consumer goods suppliers.

The suppliers of raw materials, such as coal, ores, ferro-alloys and refractories, among others, are also sizeable companies that adopt policies similar to those of the System's companies, and they are both domestically and internationally certified for their quality, corporate social responsibility and the environment.



Sculpture of Tomie Ohtake

All the contracts with service and product vendors contain provisions stipulating the compliance with legal obligations relating to environment, formal employee hiring as established by the current Brazilian labor laws and the International Labor Organization's conventions, social responsibility and human rights.

The System's rigorous standards overlay these provisions as concerns environmental impact control, barring child labor, and a series of stances relating to quality, environment, occupational health and safety, verifiable by means of random inspections made by the contract managers.

The General Conditions for Supply of Services and Goods include over 150 clearly defined provisions. The General Conditions are available at the Usiminas System website for whoever wishes to apply as a supplier.

The procurement of spare parts, non-durable consumer goods and single items, as well as all supply contract signatories rely on an on-line IT support available at the Usiminas System website. Called "e-Fornecedores" ("e-Suppliers"), this support tool enables process follow-up and transparency. Suppliers are reviewed via the "Supplier Development Process – SDP" in the different stages of the supply process, and they are granted a rating on issues such as delivery times, quality, environment, and labor relations, among others.

The system is available for consultation by the supplier himself using an access password, affording the supplier's continued development vis-à-vis requirements.

Annually, outstanding suppliers are honored in a specific awarding ceremony. In 2005, top awards were given to FERBASA - Cia de Ferro-Ligas da Bahia, a company specializing in ferro-chromium and ferro-silicon production, in the category "Raw Materials", and to Kurita do Brasil S.A., a water treatment chemicals supplier, in the category "General Materials".

Usiminas System
Goods and services procured from third parties



Percentage
Raw materials 58.39
Products and services under contract 32.81
Spare parts, incidental consumer and nom - durable goods 8,80
60
40
20
0

Total purchases in 2005: R$ 8.83 billion

Usiminas System
Goods and Services Procured from Third Parties



R$ Billion
4.47
6.23
7.68
8.83
8
6
4
2
0
2002
2003
2004
2005

WINNERS

General Materials		Suppliers of the Year Award	
2005	Kurita do Brasil	2005	Ferbasa Companhia de Ferro Ligas da Bahia
2004	Daido Química do Brasil	2004	Insider Insumos Refratários para a Siderurgia
2003	Signode Brasileira	2003	CBMM Companhia Brasileira de Metalurgia e Mineração
2002	Ucar Produtos Carbono	2002	CBMM Companhia Brasileira de Metalurgia e Mineração
2001	Daido Química do Brasil	2001	CBMM Companhia Brasileira de Metalurgia e Mineraçã
2000	Shell do Brasil		
1999	Daido Química do Brasil		


USIMINAS

Gas Holder



Slab handling - Intendente Camara Plant's Steel Shop no. 2





6. The Usiminas System and its Employees

The Usiminas System's companies recorded 19,688 employees as of December 31, 2005, for a grand total of 39,635 direct jobs when added to the 16,042 outsourced support personnel and the 3,905 jobs in instituted or supported social entities. These jobs are taken by individuals of different ethnicities, reflecting the ethnical diversity of the Brazilian population.

It should be added also the 3,013 jobs generated by MRS Logística S/A plus 579 support personnel, thus totaling 43,227 direct jobs in Brazil.

Worldwide, one must compute also the 17,180 employees and 5,620 outsourced support personnel engaged by Ternium S/A and its companies (SIDERAR S/A in Argentina, SIDOR S/A in Venezuela and HYLSA S/A in México), totaling 66,027 direct jobs.

In Brazil, approx. R$ 7.4 million were invested in personnel education, training and development programs. Compensation plus security charges and benefits amounted to R$ R$ 903.21 million.

The social benefits provided to employees and their families amounted to R$ 401.26 million, including supplementary pensions, catering, social, medical, hospital and dental care, education, leisure, sports and insurance. Such expenditures represent investments that return to the companies in the form of social harmony, needed for the development and growth of activities and business.



Usiminas System
Direct Jobs in Brazil
no. of employees
Employees of the Usiminas System
Outsourced Support Personnel
18,018
18,224
19,422
19,688
14,910
13,539
15,171
16,042
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2002
2003
2004
2005

6.1 Interaction between the Companies and their Employees

The management model adopted by the Usiminas System takes into consideration the regional cultural characteristics, and highlights, as a matter of principle, the channeling of employee expectations through a direct relationship with the immediate superiors, with the labor unions and spontaneous leaders belonging to the Internal Accident Prevention Committees and voluntary groups who work on issues such as quality, environment, work safety and social activities in the community.

Good capital-labor relations demand social responsibility. And that's what guides the relationship between Usiminas and Sindipa.

Luiz Carlos Miranda
President of the Steel Making, Metallurgical, Mechanical, Electrical Material and IT Workers Union of Ipatinga, Belo Oriente and Santa do Paraíso – SINDIPA.



Usiminas System
Number of Unionized Employees in Brazil
Employees of the Usiminas System
Unionized employees
no. of employees
20,000
15,000
10,000
5,000
0
18,224
6,832
19,422
7,327
19,688
7,369
2003
2004
2005



Usiminas System
Headcount Frequency by Age Bracket in Brazil
2002
2003
2004
2005
no. of employees
4000
3000
2000
1000
0
316
444
534
605
2,524
2,403
2,603
2,310
2,846
2,980
3,480
3,604
2,707
2,427
2,632
2,651
3,305
3,175
3,175
2,979
3,436
3,208
3,011
3,051
2,071
2,572
2,778
3,015
652
828
961
1,176
155
187
248
307
Less than 20 years
From 20 to 25 years
From 25 to 30 years
From 30 to 35 years
From 35 to 40 years
From 40 to 45 years
From 45 to 50 years
From 50 to 55 years
Over 55 years


Usiminas System
Headcount Seniority Frequency in Brazil
2002
2003
2004
2005
no. of employees
6000
4000
2000
0
830
1,642
1,906
2,149
5,184
4,338
5,144
5,162
3,678
3,356
3,584
3,846
2,016
1,939
1,611
1,115
2,289
3,271
3,347
3,765
1,880
1,678
1,270
1,391
2,076
1,868
2,336
2,069
59
132
224
191
From 20 to 25 years
From 25 to 30 years
From 30 to 35 years
From 35 to 40 years
From 40 to 45 years
From 45 to 50 years
From 50 to 55 years
Over 55 years

All employees, both unionized and non-unionized, are covered by Conventions and Collective Agreements that provide for Work Relations, annually renewed by negotiations with labor unions. Programs such as "Meet the President" were also implemented, in which the employees spontaneously establish direct contact with the Company's senior management.

Regular meeting between supervisors and managers with all their subordinates are also held,at which occasion the employees, either openly or undisclosed by request, voice their doubts, critique and claims vis-à-vis the Company.

At USIPARTS Sistemas Automotivos, such contact between the company and its employees entails general improvement actions for better internal communications, team engagement and a better internal ambiance, besides promoting awards for good suggestions. During 2005, 513 suggestions were submitted, out of which 198 were implemented and 216 are being


Usiminas System
Headcount Schooling Frequency in Brazil
Graduate studies, Master's or Doctorare
College
Elementary
Intermediary
no. of employees
12,000
9,000
6,000
3,000
0
6,213
8,980
2,269
550
6,430
9,332
2,154
473
6,510
10,312
1,910
690
4,195
12,396
2,278
819
2002
2003
2004
2005

analyzed. As a result, in excess of R$ 28,000.00 were granted to suggestion authors as a reward for their contribution. USIPARTS has developed, among others, a specific program to encourage employees' families to visit the industrial plant, followed by speeches about the Company's plans and activities. The visits culminate with a lunch at the company's mess hall, where employees share with their families this moment of their daily routine.

These interaction modes between companies and employees enable the development of programs that entail equitable, non paternalistic, thoroughly planned benefits, contemplating the expectations of employees and their families.

In 2005, Rio Negro was conferred the important "Keeping an Eye on the Industry" award by the Industrial Center of the State of São Paulo (CIESP) - Guarulhos regional unit, for the implementation of its management model and programs veered towards health, safety, environment preservation, education and development, leisure and culture. The Company was also highlighted by the Magazine Valor Carreira among the "Best Companies in People Management". The Award was instituted in 1996 by the Industry Social Service – SESI to honor the companies that develop quality of living programs at the workplace as a fruit of corporate social responsibility policies, promoting the harmonic and productive coexistence between employees and employers, and making a contribution to strengthen industry's and the country's sustainable development.

USIMINAS won the 2005 "Human Being Award" in the category "People Management", in a contest promoted by the Brazilian Human Resources Association, Minas Gerais chapter.



Steel Shop no. 1 Control Room - Usiminas

6.2 Occupational Health and Safety

Occupational health and quality of living at the workplace represent an important part of the Usiminas System management model. It is a commitment assumed by all of those who perform professional activities in the companies, and especially by those in supervisory capacities.

This shared commitment originated the "Safety Voluntary Groups" at Intendente Câmara Plant, in Ipatinga. These groups were spontaneously created in the operating areas, and their objective is to disseminate prevention concepts and care for the fellow workers' health and integrity, expanding the actions of the Internal Accident Prevention Committee – CIPA.

All employees can use any of the accident prevention tools (among which the Study on Accident Hypotheses), in which the employee, either openly or undisclosed by request, can type into the computerized system his/her remarks concerning the accident-happening potential. Every communication is assessed and the most complex cases are referred to Work Medicine and Safety specialists.

Together with expert personnel, the groups prepare the so-called "Operation Standards", an analysis of every activity performed by the employees from the standpoints of quality, rationality, environmental impacts and mainly work safety and hygiene. Although the number of labor accidents entailing downtime has increased slightly, the occupational medicine and safety areas, in a joint effort with the own employees, have significantly reduced the number of off-work days due to accidents.

As established by contract, all the services provided by third parties to the System's companies are obliged to strictly adhere to these standards, besides specific


Safety Voluntary Groups – Number of Members
Intendente Câmara Plant
no. of members
1580
1560
1540
1520
1500
1,524
1,551
1,540
1,564
2002
2003
2004
2005


no. of Labor Accidents Entailing Downtime
25000
20000
15000
10000
5000
0
24,144
7,855
40,57
2003
2004
2005

Occupational Safety and Environmental standards; the requirements, social responsibility and sustainable development concepts are extended throughout the entire supplier network.

As in Intendente Câmara Plant, the operating activities of Cosipa's José Bonifácio de Andrada Plant in Cubatão – SP are also carefully described by occupational safety and medicine specialists, with the involvement of the operating cell and the decisive employee participation, organized as 151 Motivation Cells veered towards quality, environmental and occupational safety issues. In 2005, 2,488 employees participated in the cells.

All potential risks observed by the employees are recorded in the Health and Safety Registry – COSS. In significant cases, the occupational safety and medicine unit issues a Non-Compliance Report – NCR, ensuring the implementation of correction actions and verifying the action plan effectiveness.

Should an accident occur, with or without individual injury, involving either employees or outsourced personnel, it will be immediately communicated via intranet through the program "Dissemination with Participation – DWP", for all operating unit employees, aiming at the adoption of preventive measures. Supervisors hold



Personnel training

regular meetings with their respective employees to analyze accident circumstances, and they prepare a preventive action plant, which is submitted to the Work Safety department.

These and other programs and activities are a part of the Integrated Management System – IMS that establishes a clear policy comprising actions relating to the environment and occupational health and safety, all of them available online to all employees via intranet.

The Occupational Health Center – OHC installed at José Bonifácio de Andrada Plant, inaugurated in May 1996, has the purpose of promoting preventive employee health actions, besides complying with the legal aspects concerning Occupational Medicine. The OHC is a part of the Occupational Medicine, Safety and Environment Service and provides social, dental, physiotherapy, around the clock medical services at the company and collection of material for laboratory exams, at no cost to the employee.

During their dental care services, all employees are submitted to tests with the view of preventing and controlling buccal lesions. Results have been positive: in 2005, less than 18% of the employees required dental treatment, with a downward trend for 2006. These procedures are included in the Integrated Management Systems of the System's companies, and certified as compliant with standard OHSAS 18.001 – "Occupational Health and Safety Assessment Series", renewed following audits conducted by Det Norske Veritas – DNV.


DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 3505-2004-HSO-SPA-DNV

USIMINAS MECÂNICA S/A

OHSAS 18001:1999

Usiminas Mecânica's OHSAS 18.001 Certificate


DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 3506-2004-HSO-SPA-DNV, Rev.1

A Det Norske Veritas Certificadora Ltda certifica que o Sistema de Gestão de Segurança e Saúde Ocupacional da organização

RIO NEGRO COMÉRCIO E INDÚSTRIA DE AÇO S.A.
RIOS UNIDOS LOGÍSTICA E TRANSPORTES DE AÇO LTDA

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

OHSAS 18001:1999

para o seguinte escopo de produtos e serviços:

COMERCIALIZAÇÃO E PROCESSAMENTO DE PRODUTOS LAMINADOS PLANOS DE AÇO
(CENTRO DE SERVIÇOS DE AÇOS)
TRANSPORTE DE PRODUTOS SIDERÚRGICOS

Rio Negro's OHSAS 18.001 Certificate

6.3 Medical, Dental and Hospital Assistance

The Usiminas System offers its employees and family members extensive health-oriented programs, emphasizing preventive medicine. These are Health Promotion, Social Care, Occupational Health and Medical, Hospital and Dental Assistance programs. The latter involves expense-sharing.

All of the System's companies provide comprehensive managed health care plans adapted to regional peculiarities for all employees and their families indistinctly.

USIMINAS, COSIPA, Usiminas Mecânica, UNIGAL, USIROLL and USIPARTS, comprising in excess of 115,000 persons among employees, their dependents and pensioners, offer a comprehensive assistance plan. The service is offered through Fundação São Francisco Xavier – FSFX and involves hospital admittance, medical consulting, complementary diagnostic testing and highly complex medical procedures. FSFX offers quality service, as certified by standard ISO 9000, through its Managed Health Care Operator. FSFX always seeks to improve its services and collects information from service providers and beneficiaries for this purpose.

FSFX's Integrated Dental Center – IDC is not limited to the full restoration of buccal health. The IDC developed its proprietary service model, the Dental Care Inversion, in which prevention is prioritized as a service strategy. Besides being a successful institution in the control of buccal diseases, the IDC seeks the technological development of health promotion principles, basing on the best scientific evidence. All gathered experience and knowledge, such as that already conveyed to and implemented by the Ipatinga municipal administration, are available to public and private institutions.

COSIPA implemented its "Steel Teeth" program for its employees' children, with the purpose of promoting buccal health. Using

Decayed, Missing and Filled Teeth Index - DMFT 12 to 15 year old population



CPO-D/DTMF: Decayed, Missing and Filled Teeth
Fonte: World Oral Health Report 2003 da OMS - www.whocolla.od.mah.se/searo.html
CPO-D Index per Person
4.5
3
1.5
0
4.10
3.40
3.00
2.50
2.50
2.40
1.90
1.75
1.40
1.20
1.20
1.12
1.10
0.96
0.95
0.89
0.87
0.80
3.10
0.70
0.10
Chile
Argentina
Canada
Mexico
Uruguay
Japan
France
USA
Cuba
Finland
Italy
Spain
Sweden
U.K.
Switzerland
Denmark
The Netherlands
Australia
Brazil
Ipatinga-MG
C.O.I.- USIMINAS

ludic theater, video presentations, drawings, lectures and practical tooth brushing, employee's children between 5 and 12 years of age are motivated to exercise buccal health care.

As new companies join the Usiminas System, the benefits provided by Fundação São Francisco Xavier are judiciously extended to the new community, observing the customs, habits and needs of the employees and their families.

6.4. Education and Knowledge – The Key to Business Growth

Professional Recycling

Through self-development programs, the Usiminas System realigns the professional abilities of its employees and outsourced support personnel.

This initiative enables the companies to develop professionals to cope with new technological demands in their production and business structures.

It also seeks to retrain professionals in the face of factors such as readapting to a job compatible with the physical capabilities and restructuring of the companies' production processes.

Basic Employee Education
Elementary and Intermediary Levels

The Basic Education Programs, offered freely since 1996 at the elementary and intermediary levels, aim to improve the schooling of the employees of the Usiminas System's companies, affiliated companies and service providers.

Specialized teachers guide the students, always respecting their individual learning capabilities.

School hours are flexible and adapted to the students' working hours.

At the commencement exercises the certificates are personally presented by the President and Senior managers of the companies.

Professional capacity-building and development

Professional capacity-building, development and improvement programs exist in all companies of the Usiminas System, creating opportunities for the professional improvement of their employees.

Implemented through the Corporate Education Process, the programs are veered towards technical and managerial development and held in-house and at other institutions, both domestic and foreign.


Usiminas System - Brazil
Self-development - Employee Recycling Programs
no. recycling hours
70,531
74,340
73,687
122,266
150,00
100,00
50,000
0
2002
2003
2004
2005


Elementary Level
Intermediary Level
Cumulative of graduates
1,357
1,399
1,466
1,991
2,000
1,500
1,000
500
0
2004
2005

Graduate programs are offered through association with universities and schools regarded as benchmarks in specialized knowledge. Specialization and degree programs – Master's and Doctor's – involve disciplines such as management, quality, marketing, technology and the environment. The continued investment in personnel improvement enabled the Usiminas System to apply for 608 patents at the Industrial Property Institute (Instituto Nacional da Propriedade Industrial – INPI) along its history. Of these applications, 387 were granted as of 2005, yielding new technologies and improvements. These patents have enabled new businesses through patent licensing to other companies, both domestic and foreign, and through technical services provided to third parties to transfer the technology developed.

These programs are opened to the participation of customers and suppliers, enriching the exchange of experiences and making a contribution to an increasingly tighter integration among the production chain agents.

The courses offered raised to 26.4% the percentage of Usiminas System's higher education employees holding supplementary background.

6.5 Supplementary Pension Funds

Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social – FEMCO were established for the purpose of providing supplementary pension benefits. These are in-house social security entities and play the important role of crystallizing the dream of a decent retirement pension at a stable standard of living.

Therefore they extend the employee's link beyond retirement, and makes joining the Usiminas System's companies a true life project. Supplementary pension funds, therefore, represent one of the main human resource management tools in talent seeking and retaining.

In 2005, social security plans paid out continuous benefits to 18,111 retired and pensioners, totaling R$ 263.8 million.

Also in 2005, 12,142 participants were extended loans in the amount of R$ 29.46

Usiminas System - Brazil
Training Hours per Employee


no. of hours per employee
150
100
50
0
138.58
97.94
73.84
2003
2004
2005

Usiminas System - Brazil - No. of hours in Specialization, Master's and Doctoral Programs


no. of hours
90,000
60,000
30,000
0
65,495
81,562
45,175
2003
2004
2005

Usiminas System - Supplementary Social Security - Membership
Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social



Active
Assisted
Membership
18,911
17,582
19,273
17,709
20,194
17,827
20,615
18,111
25,000
20,000
15,000
10,000
5,000
2002
2003
2004
2005

Usiminas System - Supplementary Social Security Equity Evolution - Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social



R$ Billion
2.80
3.37
4.01
4.26
5.00
4.00
3.00
2.00
1.00
2002
2003
2004
2005

Usiminas System - Supplementary Social Security Participation of sponsoring companies in the Supplementary Social Securing funding as a proportion of Employee's base salary



% of total base salary
6.33
6.55
6.25
6.12
7.00
6.00
5.00
4.00
2002
2003
2004
2005

Usiminas System - Supplementary Social Security - Equity Reserves vs. Benefits Paid
Caixa dos Empregados da Usiminas and Fundação Cosipa de Seguridade Social



Equity Reserves
Benefits Paid
R$ Million
2,796,59
194.96
3,370,76
243.98
4,007,89
249.35
4,264,12
263.78
4,500
3,000
1,500
0
2002
2003
2004
2005

million, which figures reflect the substantial social reach of the entities.

The participation of sponsoring companies in the benefit reserve building relative to the social security programs of Caixa dos Empregados da Usiminas and FEMCO in 2005 amounted to 6.12% of the total payroll of participating employees.

Together with the social service of the System's companies, retirement preparation programs are offered to employees nearing retirement and their families, dealing with behavioral concerns related to retirement, health care and other themes. Following retirement, social visits to the former work places are periodically scheduled, through retiree associations, entailing positive impacts for the visitors and active employees alike.

Aiming at creating new living outlooks, FEMCO has a standing operating agreement with the Catholic University of Santos – UNISANTOS, offering favorable conditions for their members and beneficiaries to have access to the remaining slots in the higher education program earmarked for senior citizens.

6.6 Participatory Programs

The effective employee participation in Usiminas' daily operations dates back to the early times of its industrial operations. The conjunction of Japan's and Minas Gerais' cultural aspects enabled the appearance of informal groups, always striving to provide solutions to technical, operating, maintenance and occupational safety issues in many industrial areas. These groups established new operating procedures and criteria, exceeding the manufacturers' specifications concerning workers' safety, equipment rated capacity and durability.

They created the "Circles", germane to operations, maintenance, supplies, quality, occupational safety and the environment, and founded an employee participatory model that became one of the most important facets of the company's organizational culture.

Decades later, this model enabled the employees to organize themselves and to hold an equity interest, decisively influencing the company's future. This equity interest today, held through the employee's representative entity, amounts to 13.24% of Usiminas' voting stock, and has received in excess of R$214 million in interest on equity and dividend pay-outs as stockholders.

The shared participation of the employees in the processes was gradually incorporated to the organizational culture of the companies that integrate the Usiminas System.

Operating and social goals are established through Employee Profit Sharing programs, drafted following discussions with Trade Unions and Employee Committees nominated by fellow workers in each one of the System's companies.

The achievement or excellence of these individual, sectoral and global goals is rewarded by additional compensation at amounts also previously approved by these Committees and by the Workers Union.

Dividends and Interest on Equity Credited to The Employees Representation Entity


R$ Million
250
200
150
100
50
0
127.61
214.73
Cumulative as of 2004
Cumulative as of 2005

Sistema Usiminas Employee Result and/or Profit Sharing Program


R$ Million
250
200
150
100
50
0
127.90
235.43
Cumulative as of 2004
Cumulative as of 2005

6.7 Future Commitments

	Commitments Assumed	Progress in 2005	Future Commitments
Employee Profile	To increase employee schooling through access opportunities to elementary, intermediary and graduate course. At USIPARTS, this commitment breaks down as follows: • 85% of the headcount having full elementary education in 2006; • 55% of the headcount having full intermediary education in 2006. At USIMINAS, the goal is to achieve the following percentages of employees having accumulated supplementary education and being in capacities requiring higher education: • Over 55% by the end of 2005; • Over 60% by the end of 2006. At COSIPA, the commitment is 100% of the headcount minimally educated at the intermediary level by 2006.	USIPARTS: The development of elementary and intermediary educational programs resulted in a schooling level (high school and college) of 62.23% as of December 31, 2005. At USIMINAS, due to the natural personnel turnover, there was a reduction in the number of employees having supplementary higher studies graduation, with a headcount of 307 as of December 31, 2005. The development of elementary and intermediary educational programs by COSIPA resulted in 98% of personnel having completed the elementary and intermediary education as of December 31, 2005.	USIPARTS: goals to be accomplished up to 2006 remained unchanged. At USIMINAS, the initial goals were kept unchanged. At COSIPA, educational actions continue to focus on achieving 100% employees having completed the intermediary education.
Occupational Safety and Medicine	1. To improve exercising at work programs in the System's companies; 2. To proceed with the studies to build and equip new mess halls closer to the work places at USIMINAS' Intendente Câmara Plant, maintaining the comfort assumptions that beaconed the construction or revamping of the seven existing mess halls.	1. The USIMINAS program was improved vis-à-vis its own employees, and extended to UNIGAL, USIROLL and contractors providing permanent support services. 2. The study is pending a conclusion.	1. To increase employee's participation in the Exercising at Work Program. 2. To complete studies aiming at building and equipping the new mess halls at Intendente Câmara Plant until 2006. 3. To maintain the programs aiming at continued reduction in the number of accidents entailing loss of time in the System's companies.
Support to Urban Development	To complete the studies for the implementation of the New USIMINAS Housing Plan for the construction of homes for employees of Intendente Câmara Plant, irrespectively of their job position.	Studies have begun; expected to be completed and begin works until 2006.	To begin the works of the Housing Plan to build homes for USIMINAS employees until 2006.
Improving the Quality of Living	To restructure and merge the programs to improve the quality of living of employees and their families, endowing them with greater effectiveness, complementarity of actions and systemic nature.	In 2005, USIMINAS restructured the "Viver para Valer" (Living for Good) Project, unifying and focusing on the initiatives veered towards quality of living at workplace.	Contemplating regional peculiarities, the "Viver para Valer" Project is to be improved and extended to other System's companies



Ipanema Park - Ipatinga





7. The Usiminas System in the Community

7.1 Social Performance

Supporting the public powers, Usiminas developed the Ipatinga urban planning in accordance with a thorough study to integrate neighborhoods, squares, landscaping and homes to the urban infrastructure comprising schools, leisure and sports clubs, consumer cooperative stores, water treatment station, health and service stations, religious temples, integrated dental center, general hospital, cultural centers and theaters, besides reclaiming the original plant coverage. Today, with a population in excess of 200,000, Ipatinga boasts a Human Development Index, as computed by United Nations Development Program – UNDP, greater than 0.8, the level established by UNESCO for "high human development" places.

Such accomplishments promote the communities' well-being and quality of living, always associated to the development and consolidation of the Usiminas System as a solid private business enterprise.

7.2 Contact with the Community

Through its specialists, the Usiminas System maintains regular relationship with representatives from NGOs, Civil Society Organizations of Public Interest and from organized society, channeling expectations and monitoring the impacts from production activities. At the places where the relative importance of the company's presence vis-à-vis the community is greater, such as Cosipa in Cubatão (SP) and Usiminas in Ipatinga (MG), specific organizational structures are maintained to handle these issues.

An example of hearing the community is the Community Advisory Panel program, developed by the Industrial Center of the State of São Paulo (CIESP), including Cosipa and 38 other companies. The program convenes monthly meetings with community leaders, representatives from the public administration, teaching institutions, class entities and non-governmental organizations, when the community's expectations are methodically identified. A multidisciplinary group from Cosipa analyzes these and other expectations, implementing or advancing with social and environment-related projects. Such permanent contact with the local administration and the community, among other actions, provided R$ 3.37 million to accrue to the Children and Adolescent Fund – CAF. The investment is managed by the Municipal Children and Adolescent Councils – CMDCA in the cities of Ipatinga, in Minas Gerais, and Cubatão, Praia Grande, São Vicente, Santos and São

Usiminas, an anchor company in the industrial sector; its representativeness crosses the borders of East Minas Gerais and raises Ipatinga to an outstanding position in the Brazilian scenario. Its excellent performance is the fruit of an efficient management, marked by expertise and austerity. A citizen company, whose employees show in their faces the satisfaction of being part of a great team.

Sebastião Quintão
Mayor of Ipatinga

Paulo, in the state São Paulo, to comply with policies, programs and actions veered towards servicing children and adolescents who are at risk, victims of violence, homeless, devoid of family support or structure, as well as combating child labor.

The "Athletes of Nature" program, developed by the Associação Esportiva e Recreativa Usipa, in Ipatinga, is outstanding among these programs. It is geared towards children and adolescents between 8 and 14 years of age, in a condition of social vulnerability. By strengthening the bonds of the family core, following up on school performance, contacts with sports and environmental education, the program seeks to raise the children's awareness of issues related to citizenship and their own social integration.

Followed by a social worker, physical education instructors, a pedagogue and environmental educators, in 2005 the Program enlarged its assistance reach from 120 to 200 children and adolescents who have the opportunity to develop their potential and skills through planned actions.

In recognition for DUFER's endeavors to meet the community's legitimate needs, the National Steel Distributors Institute (INDA) granted the Company the "INDA's Social Action Award" in the "Maecenas" category for the implementation of the "Embark on Reading" library. This project involves the establishment of stands near São Paulo's subway stations to lend books free of charge. The library operating model is similar to that of modern movie rental stores, where the customer/reader has a membership id card, chooses a book and returns it within ten days, free of charge. The main goal is to foster the habit of reading as a means of social inclusion.

At USIPARTS, managers and senior executives participate in the Association of the Pouso Alegre Industrial District – ASSEDIPA, and discuss with other regional entities and leaders subjects of interest to the companies and the communities, such as public transportation, public security, education, infrastructure and the environment. The community also seeks the company, by visiting the industrial plants. In these occasions, the investments made, policies and guidelines relating to the environment, occupational health and safety as well as aspects relating to the quality of living are presented.

The following are highlights of the main initiatives of the Usiminas System's companies relating to their communities:



"Athletes of Nature"

7.3 Support to Urban Development

The experience gathered by the Usiminas System during the Ipatinga urban planning stage, the mastery of the technologies of steels with technical specifications geared towards civil construction, and the development of commercial and household construction solutions, both single-family homes and condominiums, including popular housing projects, prompted the development of Housing Projects by the Usiminas System and the Steel Framing technology. The latter involved a technology transfer agreement with Siderar, entailing an ensemble of technical solutions that have yielded substantial productivity gains by the use of steel.

Steel Framing technology uses galvanized steel panels coated with other finishing materials as substrate for internal partition walls built with gypsy plates, external walls made up of cement plates or treated structural wood and several finishing options. The panels are delivered to the work sites ready to use, and they can be used to build houses and up to 7-story buildings. This technology results in less wastes, cleaner and safer work sites, and up to 30% time saving when compared to conventional construction methods. Steel Framing is a cost competitive, proven technology already adopted by a number of construction companies in Brazil.

In 2005, the following accomplishments using the Usiminas System housing technology are worthy of mention:

- 3,700 steel roofing frames for Companhia Habitacional do Estado de Minas Gerais – COHAB/MG; public tenders are expected to be floated in 2006 to build 1,100 homes;
- 119 homes for the Municipal Administration of Betim built through Companhia Habitacional do Estado de Minas Gerais – COHAB/MG;
- 100 homes for Companhia Habitacional do Estado de São Paulo – COHAB/SP in four- and six-story buildings – Associação de Construção Comunitária Paulo Freire;
- The Municipal Administration of Serra, in the state of Espírito Santo, built 105 36-m^2 homes following a standard blueprint developed by Usiminas;
- 1 building in Macaé , Rio de Janeiro;
- House prototype built in Macaé - RJ for Petrobrás employees; 1,000 homes are planned to be built during 2006;
- 81 roofing frames for Companhia de Desenvolvimento Habitacional e Urbano de São Paulo – CDHU/SP in Conchau;
- 2 schools for the Municipal Administration of Hortolândia, São Paulo;

Based on the Steel Framing technology, the Usiminas System is engaged in a work to develop the entire production chain by providing training to market professionals and both construction and erection companies, preparing standards, having the system approved by Caixa Econômica Federal, and introducing the technology to several Brazilian universities.

It must be highlighted the following residential units built in 2005 using the Steel Framing technology:

- 13 popular 4-story buildings in Bragança Paulista
- Homes in Belo Horizonte, Sete Lagoas, Curitiba and São Paulo Another aspect of the work developed by the Usiminas System that is worthy of mention is the engagement in the restoration of Chapel Santana do Pé do Morro in Ouro Branco-MG, in the frame of an agreement signed with IEPHA.

7.4 Support to Cooperativism: the power of teamwork

The proposition of consolidating stand-alone social benefits to the employees and the community prompts the Usiminas System's companies to foment the dissemination of co-operativism ideals.

In 1963, Usiminas supported the start of activities of the Cooperativa de Consumo dos Empregados da Usiminas Ltda. – CONSUL, chartered to ensure the supply of consumer goods at competitive quality and prices.

Consul is today a cooperative open to the community and notable for its pricing policy, adopted as a benchmark in the region, and also for its significant share of the Ipatinga municipality's tax revenues and also for the generation of direct and indirect jobs.

Being the first consumer cooperative store to become an anchor-store, Consul's hypermarket is present in the Steel Valley Mall, the region's largest retail venture. It includes 4,800 m² of selling floor space with 30 computerized check-out cashiers and over 23,000 inventory items.

The same services are made available to the public at large by means of two other supermarkets installed in heavily populated neighborhoods of Ipatinga, for a total 2,042 m² selling floor space.

Because of the positive results of its self-sustainable management, veered towards an effective market approach, CONSUL has held the first place in the ranking of the biggest consumer cooperatives in Minas Gerais, and one of the largest in the country (please refer to **www.ocemg.org.br.**

Cooperativism concepts are also disseminated throughout the community by the Cooperativa de Economia e Crédito Mútuo


Consul
Membership Growth
Membership
35,464
38,275
41,290
43,854
45,000
40,000
35,000
30,000
2002
2003
2004
2005


ICMS Tax Revenue from the Ipatinga Supermarket Industry – CONSUL's Share
Percentage
71.50
65.10
64.15
58.11
80
60
40
20
0
2002
2003
2004
2005


CONSUL
Annual Turnover
R$ Million
46.19
54.46
62.87
74.88
80
60
40
20
0
2002
2003
2004
2005

dos Empregados da Usiminas – COOPECO and the Cooperativa de Crédito dos Empregados da USIPARTS. They are both chartered to promote savings and finance the needs or business ventures of their participants.

By extending loans under more favorable conditions compared to the traditional financial system, Coopeco has benefited 84.24% of all its participants, strengthening the ideal of the quest for the common good.

Integrated to over 1,350 branch offices of Banco Cooperativo do Brasil S/A – BANCOOB, of which it is a founder, Co-opeco offers all the services provided by a regular commercial bank, by running checking accounts, collection, accepting payment for utilities and making financial investments.

Restating the concept of an economically feasible credit cooperative and reflecting the confidence of its members, the actual return on the capital paid in by the members was 16.55%.

From its earned surplus (profitability), Coopeco earmarked 12% as the maximum compensation for the members' capital, retained 10% referring to its Reserve Fund and allocated 5% to the Educational and Social Technical Assistance Fund – FATES, to fund social benefit programs to low-income members. Coopeco has entered an operating agreement with the Associação Esportiva e Recreativa Usipa to subsidize the technical improvement of athletes in different swimming modes, like swimmer Kamila de Souza Albino, juvenile category, ranking first in the state in 50m, 100m and 200m butterfly and second in 50m and 100 m freestyle. She's one of the most promising swimmers in Brazil.


Membership
90;00
80;00
70;00
60;00
50;00
6,594
7,768
8,228
8,950
2002
2003
2004
2005


no. of transactions
10,000
75,00
50,00
25,00
0
6,396
7,459
6,931
8,643
2002
2003
2004
2005


R$ Million
10
7,5
5
2,5
0
5.19
6.24
7.19
8.38
2002
2003
2004
2005


R$ Million
20
15
10
5
0
11.20
11.60
14.22
18.09
2002
2003
2004
2005

7.5 Voluntary Work in the Communities

The Usiminas System's companies encourage their employees to participate in voluntary social development initiatives, availing resources and facilities for this purpose.

Voluntary work activities comprise the effective work developed in nurseries, neighborhood communities, churches, asylums, hospitals and medical and social service stations. They are also present at NGOs dedicated to recover chemical abusers and to environmental protection and reclaiming.

In Ipatinga, the Intendente Câmara Plant and Usiminas Mecânica consider personal voluntary action to be one of the criteria for electing the "Standard Workers" of each sector. The "Standard Workers", elected by the employees themselves, coordinate campaigns in favor of more than 130 community entities and applicant underprivileged families.

In December, supported by local companies and institutions, the employees promote "Day V", when different initiatives emerge to public visibility.

Also in Ipatinga, the students of Intendente Câmara Plant's Professional Development Center learn from the beginning of the importance of voluntary contribution to community development, participating in the revamp of municipal schools.

At Cosipa's José Bonifácio de Andrada e Silva Plant voluntary work is also a tradition. Co-ordinated by the company, Cosipa employees established the "Company of Volunteers", in which outsourced personnel also participate, for the purpose of providing aid to assistance entities of Baixada Santista, underprivileged neighborhood communities and to three schools in Cubatão (SP), Santos (SP) and São Vicente (SP) that participate in the "COSIPA at School" project.

Cosipa's Company of Volunteers concentrates its actions on three main axes:

- Dancing, theater and football lessons, plus mathematics and Portuguese tutorials;
- Preparation for technical school exams, offering chemistry, physics, mathematics and Portuguese tutorials;
- The "Mantiqueira Project", offering Portuguese and mathematics tutorials, theater workshops, environmental awareness programs and IT lessons. The Project contem-



"Cosipa at School" Project

plates adolescents between 11 and 14 years, from unstructured families and exposed to physical and social risks, besides poverty associated ailments.

They also develop campaigns such as the Winter Wear Campaign, which afforded the distribution of clothes and blankets to 80 community entities, and "Christmas Without Hunger", with the donation of foodstuffs to 114 charity institutions in Baixada Santista cities.

RIO NEGRO employees, together with their friends and families, also develop similar campaigns on a voluntary basis. In 2005, under the company's support, they held the 3rd Blood Donation Campaign, collecting approximately 130 liters of blood, promoted by Colsan – Sociedade Beneficente de Coleta de Sangue. The Company donated 60 personal computers to assistance entities in the region of Guarulhos, Taubaté, Itaquaquecetuba and Itaim Paulista previously on file and analyzed by a voluntary employee committee, aiming at the development and digital inclusion of underprivileged communities.

RIO NEGRO also develops the internal and nearby community "Selective Collection" program, selecting materials for later donation to the São Paulo chapter of Caritas Brazil, of the National Conference of Brazilian Bishops – CNBB. The products marketed by the entity provide resources earmarked for assistance projects.

7.6 Health in the Community

Márcio Cunha Hospital.
Hospital Service Excellence.

Located in Ipatinga – MG, and serving a micro-region populated by approximately 620,000 people, Fundação São Francisco Xavier's Márcio Cunha Hospital is a general hospital for 30 medical specialties.

It is considered by the Health Department of the State of Minas Gerais as a benchmark in urgency and emergency service, high-risk pregnancy care, kidney transplants and dialysis procedures, installation of heart pacemakers, neurosurgery and Intensive Treatment Unit care for adults.

It is considered as "strategic" by the Health Ministry within the scope of the Brazilian Government's Free Medical and Hospital Assistance Plan - SUS (decree 4481/02), and accredited as a High Complexity Center in Oncology.

In 2005, the Hospital was accredited by the Brazilian Government's Free Medical and Hospital Assistance Plan - SUS for heart surgeries and hemodynamic procedures in a ceremony chaired by the Health Ministry, Dr. José Saraiva Felipe. With the expectation of carrying out around 180 heart surgeries per year, patients will by selected and cleared by the municipal health departments and, in case of emergency, without the need for previous examination by the municipal health system. The Márcio Cunha Hospital is fitted with latest generation equipment and a dedicated surgical team trained by the Instituto do Coração (Incor), São Paulo. Since late 2004, the heart surgery team has been carrying out heart surgeries in private patients and patients covered by health plans. Upon the accreditation by the government's medical care plan, this service is now extended to the entire community.

These are governmental acknowledgments that are periodically renewed following evaluation of the hospital's physical installations, equipment and medical body.

educators, parents, students and the community. During this third edition, the Congress discussed the issue "Contemporary Educational Challenges", by reviewing educator formation, day-to-day aspects of a classroom, and the management of pedagogical processes required for high-quality education. At no charge to the participants, the School presents its findings on pedagogical methodologies and other pedagogical aspects that, after a comprehensive discussion, become improvements applied to the teaching network and to the School itself.

Also within the scope of the BE MORE philosophy the following accomplishments are notable:

- Additional scholarships for underprivileged, regularly enrolled students in the education system were granted in 2005. The candidates are nominated by the community's public school network in compliance with criteria such as family income, among others. Besides total exemption from expenses and fees (amounting to about R$ 2 million), scholarship holders are given school uniforms, pedagogical material and bussing.
- Improvement of the Potential and Skills Development Center – CEDEPH, in Ipatinga, where underprivileged children endowed with talents and high skills are identified in the public network schools by applying the appropriate scientific methodology. Fol-lowing the identification and confirmation of this profile, these children's development is followed by CSFX specialists and, besides the education provided by the school, the children participate in specific, custom-made programs geared to the improvement of the confirmed abilities and potential talents. In 2005, 300 children were favored by the Center's activities.

USIMINAS also enabled the construction of 28 community schools, today managed by the municipal and state administrations.

From the assessment of the nearby community's medium-term needs, COSIPA entered a technical cooperation operating agreement with the municipal administrations of Cubatão, Santos and São Vicente. According to the agreement, company specialists cooperate towards the improvement of the public school management in a school in each municipality, based on the incorporation of total quality-based models implemented at José Bonifácio de Andrada Plant, and associated to educational criteria developed by UNESCO. The schools are equipped by





Usipa athletes

the Company with IT laboratories and adequate furniture. The purpose is to turn them into quality reference schools for the State of São Paulo's public education system. This initiative prompted the Cosipa Employee Association and Santa Cecília University to join in to develop the sports program for 1st to 8th grade elementary education students, offering volleyball and court football lessons. Cosipa's employees voluntarily organized the schools' libraries and offered professional orientation in different disciplines and tutorial lessons, and also developed dancing, theater, flute and origami, among others. Altogether, the programs benefited 3,000 low-income children.

Vocational Training

Through its Vocational Training Center, Intendente Câmara Plant has offered vocational training to apprentice minors in the disciplines of mechanics, electricity, lathe operation, welding, electronics and steel making operations since 1964.

The courses extrapolate a merely technical training. Through disciplines focused upon environmental education, occupational safety, health and civism the youngsters are educated for the exercise of citizenship, becoming aware of their rights and duties while living in society. Of the current personnel employed in industrial operation and maintenance activities of Intendente Câmara Plant, 29.3% studied at the Vocational Training Center.

The courses also fulfill the important objective of training professionals with a suitable profile for the development of the Usiminas System industrial activities and also for local companies, leveraging regional development. An identical program is developed by Usiparts; as of 2005, 66 professionals were trained.

At COSIPA's José Bonifácio de Andrada Plant, this program has existed since 1976. Adolescents between 14 and 17 years of age have the opportunity of access to a 2-year vocational training.

As happens at Intendente Câmara Plant, the entire learning and traineeship period is



Usiminas System - Brazil
Apprentice Minors Graduation
Total number graduated apprentices
8.477
8.618
8.791
8.953
90.00
88.00
86.00
84.00
82.00
Up to 2002
Up to 2003
Up to 2004
Up to 2005

compensated. Upon completing their courses, the students are ready to enter the market with a differentiated advantage.

Professional Recycling at the Community

The Self-development at the Community Program is a manner by which the Usiminas System trains professionals for new market requirements. It encourages professional recycling and employability in its broadest sense.

In 2005, the Usiminas System offered to 6,433 individuals from nearby communities adult vocational courses in the following technical areas: welding, mechanics, electricity and electronics, management, language courses, human relations and an extensive information technology program. These are opportunities that the Usiminas System offers to the community to support governmental initiatives. The gain provided by Usiminas takes the form of skilled professionals who, directly or indirectly, contribute towards the success of the Companies in their relationships, businesses and ventures.

Usiminas System - Brazil Professional Recycling Course Hours Provided to the Community


no. of man-hours
93,178
53,813
42,810
100,000
75,000
50,000
25,000
0
2003
2004
2005

Supervised Internship Programs

The Usiminas System offers curricular internship opportunities – a learning requirement in many courses – to intermediary and higher education students.

Besides being an opportunity to put in practice the theoretical knowledge acquired at school, the internship enables the student to experience his professional reality, developing a notion of responsibility, exercising team coexistence, learning the values of the corporate world and identifying myriad work possibilities. The programs are structured in stages previously established jointly with the educational entity, followed up by advisors, and they seek to reconcile learning objectives with the corporate reality. Internship programs provide the identification of talents for future employment by the System.

Usiminas System - Brazil Trainee Program for Students


Technical Level
College Level
no. of treinees
400
300
200
100
0
255
148
187
156
290
311
300
255
2002
2003
2004
2005



Usipa Swimming School

7.8 Sports and Leisure

The Usiminas System's companies have built and delivered over 20 large installations designed for leisure and sports activities of their employees, their families and communities. They are self-sustainable clubs today, run by their own members. Besides leisure, they offer sports activities that promote cohesion and teamwork.

The Associação dos Funcionários da COSIPA - AFC promotes the integration of their members and the community at large, always aiming at the social, cultural and sports development. With a modern gym installed near the José Bonifácio de Andrada Plant, the Santos Leisure Center and the Nautica Leisure Center, with more than 260,000 m^2 in São Vicente, AFC multiplies amusement and physical and mental improvement options. Participating in sports events always, AFC fosters the growth of the Brazilian sports activities, and has been the cradle of many renowned athletes. AFC, together with Santa Cecília University, also develops the Education through Sports project. Benefiting 360 students from three municipal public schools of Santos, São Vicente and Cubatão, the program's goal is to raise the 5th to 8th grade students' interest for sports, especially volleyball and court football.

Associação Esportiva e Recreativa Usipa, in Ipatinga, is another club equipped with full infrastructure for the performance of myriad sports modes. It is today a Brazilian reference in sports development. The club has a heated pool, gyms, stadium, an athlete scientific evaluation center, lodging quarters, polysports courts, a training center, track & field tracks, and full social facilities, enabling the emergence of new, talented, medal-winning athletes in domestic and international competition.

In 2005, as in decades past, high-performing Usipa athletes won excellent results in sports matches, as Roberta Kamila Albino, 16, sponsored by Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas: in the Juvenile Match - "Assis Chateaubriand Trophy" in 50-meter pool – she was ranked second in 50 m freestyle (00'27"51) and 100 m freestyle (01'01"02), and champion in 100 m butterfly (01'05"95). During the IV Brazilian Winter Juvenile Championship - Arthur Sampaio Carepa Trophy - she was second in 100 m butterfly (01'00"29) and 4x50 m relay freestyle (individual time 00'27"93, and team time 01'52"75).

Swimmer Ingrid Sezini Souza was second in 100 m backstroke (01'11"71) in the V Brazilian Winter Juvenile Championship - Arthur Sampaio Carepa Trophy. In the Absolute Swimming Super Cup – II Eduardo Sávio Trophy - in 25-m pool, she broke the Minas Gerais record in 50 m (31"51) and 100 m backstroke (1'09"07), and ranked second in 50 m butterfly (31"47).

In the Juvenile Match - "Assis Chateaubriand Trophy" in 50-meter pool - swimmer Caio Pissolato ranked second in 50 meters (00'26"08) and 100 meters (00'58"07) freestyle.

Judoka Sara Cristina da Penha Viana was Minas Gerais Tournament champion in her category, champion in the Minas Gerais Inland Games (JIMI) and ranked second in the Interstate Minas Tênis Club Cup.

In athletics, hammer thrower Alain Cristhian Ornelas Silva was champion and state record breaker in the categories "Juvenile" and "Sub 23", state champion in "Adult" category and champion in the Minas Gerais Inland Games (JIMI).

In the SESI-sponsored 9th Edition of the Workers' National Games, Southeast Region States, the Usiminas System teams represented the state of Minas Gerais and were ranked first in man's backstroke and 4 x 50 relay freestyle. The Usiminas System teams ranked second in "Society" Soccer, Man's Beach Volleyball and men's athletics (200 m sprint, jump and shot put). Women's Track & Field, the team ranked third for jump, shot put and 4 x 100 relay. In the senior category, the team won the silver medal in swimming freestyle and 4 x 50 relay, and was third in breaststroke.

In the national stage of SESI Games, the Usiminas System's teams became Brazilian men's swimming champions, men's beach volleyball and "society" soccer vice-champions, and third place in men's athletics and men's table tennis.



7.9 Commitments Assumed

	Commitments Assumed	Progress in 2005	Future Commitments
Support to Urban Development	• To complete in 2004 the studies for the implementation of the new phase of USIMINAS Housing Plan for the construction of homes for employees of Intendente Câmara Plant, irrespectively of their job position.	• Studies have begun; expected to be completed and begin works until 2006.	• To begin the works of the Housing Plan to build homes for USIMINAS employees until 2006.
Community Health	• To offer the population, in 2004, high-complexity hemodynamics and heart surgery services from the technical support and technology transfer in the frame of the agreement with Fundação Zerbini/Instituto do Coração - INCOR in Cardiology, Heart Surgery and Hemodynamics.	• Upon the accreditation of Márcio Cunha Hospital by the Health Ministry on October 6, 2005, the entity now offers hemodynamic services and heart surgery to the public at large, including patients covered by the Brazilian Government's Free Medical and Hospital Assistance Plan - SUS.	• To disseminate to the community the availability of Hospital Márcio Cunha to offer high-complexity clinical and heart surgery procedures.
Community Education	• To expand, through CSFX, actions involving underprivileged children and children endowed with talents and high skills.	• In 2005, CSFX assigned approx. R$ 2 million for scholarships for underprivileged students. • In 2005, 300 talented and highly skilled children were given special support through the "Room for Talent" Program.	• To consolidate the BE MORE Project in Ipatinga's Horto neighborhood through the Room for Talent Program.
Sports - Participation in Games	• Participation in men's swimming and volleyball teams in the VIII edition of the National Worker Games.	• The Usiminas System's teams participated in all phases of the National Worker Games, achieving excellent results in many sports modes.	• Participation of the Usiminas System's companies' employees in the IX Edition of the National Worker Games, sponsored by SESI, in swimming competitions (freestyle, breaststroke, backstroke and 4 x 50 m relay.
Integration with the Community	• To enhance the integration programs between USIPARTS, its employees, employee's families and the community by approaching the local entities and implementing plant visiting programs involving families, students and regional entities.	• Usipart's 6th anniversary was celebrated on October 15, 2005, with the participation of employees, their families, guests and service providers, totaling approximately 3,000 persons present. • Students from technical schools and universities in the region visited the plant.	• Social-cultural support: to earmark funds for children support entities and cultural projects. • Company-community approximation: to provide internship opportunities for technical level and higher education students; to bring schools closer to the company by means of visits and technical follow-up; to encourage employees in their voluntary actions.


Mantiqueira


PROJETO
Mantiqueira

Mantiqueira Project: São Vicente, Cubatão and Santos, state of São Paulo

8. Cultural Performance



The Usiminas System companies foster social development also through the encouragement of a variety of artistic and cultural events, particularly involving the communities living in the vicinities of its industrial plants. In 1993, aiming at providing its actions with enhanced focus and complementarity, such initiatives were merged in the Usiminas Cultural Institute (USICULTURA - Instituto Cultural Usiminas), administered by Fundação São Francisco Xavier – FSFX, whose main purpose is to promote culture as a social development instrument.

From 1993 through 2005, relying on incentives given by both federal and state legislations, the USICULTURA assigned in excess of R$ 87 million to 772 different cultural initiatives. In 2005, the cultural investments made by USIMINAS, COSIPA, Usiminas Mecânica, FASAL, DUFER, RIO NEGRO, USIPARTS and Cooperativa de Consumo dos Empregados da Usiminas outstripped the mark of R$ 22.5 million, allocated to 159 projects, in a corroboration of the Usiminas System's commitment to social inclusion and human development promotion.

8.1 Interaction with Communities

Based on demands perceived through direct contact with the community and the



"Residência Artística" Series - Giramundo Group

artistic and cultural environment, and as an acknowledgement of the cultural diversity among the different Brazilian regions, the Usiminas Cultural Institute (USICULTURA) has assigned high priority to the following areas:

- construction, refurbishment and revitalization of artistic and cultural spaces;
- incentive to production and presentation of events in USICULTURA's own spaces or third parties', with an aim to increase public attendance to shows and events as a form of social inclusion and development;
- support to artistic groups, professionals and markets;
- artistic education

These are, in lesser or larger extent depending on the project nature, the priorities that sustain each project developed by USICULTURA, besides specific projects to meet the requirements of each of such priorities.

8.2 Cultural Spaces and Infrastructure

In 1994 the USICULTURA inaugurated its first own cultural space, the Zélia Olguin Theater at Ipatinga, Minas Gerais State, with seating capacity for audiences of 206 people. During its eleven years in activity, more than 7600 shows have been presented, ranging from plays to dance and music, including chamber orchestras, involving 3,000 performers and 227,000 spectators.

In 2002, the USICULTURA completed the works on the Usiminas Cultural Center at Ipatinga, which includes the Hideo Kobayashi Art Gallery (covering 1,000 m^2) and one of the most modern theaters in Brazil, with 724 seats and the infrastructure required to present dance, shows, plays, concerts, operas and major Brazilian and international performances.

In 2005, in the frame of the celebrations of the 41st anniversary of Ipatinga, USICULTURA inaugurated the Idea Factory Library, located in the Usiminas Cultural Center. The Library, a joint initiative by USICULTURA and Instituto Brasil Leitor, makes available, at no cost, more than 2,500 works, with an emphasis on arts, culture,



Usiminas Cultural Institute Public Attendance
2005
2004
2003
Thousand people
100.0
80.0
60.0
40.0
20.0
0.0
79.3
88.8
85.4
94.2
77.4
81.4
23.9
31.6
27.2
21.1
Usiminas Cultural Center Theater
Hideo Kobayashi Gellery
Zélia Olguin Theater
Idea Factory Library

architecture and literature in general. Journals and internet access are also available. In addition, the Library offers a 45-seat room for debates, courses and speeches.

In 2005, USICULTURA invested R$ 3.3 million in the maintenance, operation and equipment acquisition for its own cultural spaces, which resulted in the generation of estimated 400 jobs.

After just three years of operation, the Usiminas Cultural Center became a benchmark in theater plays, musicals, exhibitions and arts workshops, thus changing Ipatinga into a regional arts and culture diffusion center.

USICULTURA has been active also in the refurbishment, construction and maintenance of important third parties' cultural spaces and historical monuments, besides supporting social inclusion projects such as the Memória Gráfica – Typographia, a project that offers engraving, printing, artistic and graphic activities to underprivileged youngsters.

Outstanding culture supporting actions have been implemented in Minas Gerais with respect to Fundação Clóvis Salgado/ Palácio das Artes, Amilcar Martins Cultural Institute, Pampulha Museum of Arts, Abílio Barreto History Museum, Galpão Cine Horto, Luiz Bessa Public Library, Minas Gerais State Public Archives (Arquivo Público Mineiro), Giramundo Museum, Fundação de Arte de Ouro Preto, Memória Gráfica Typographia, Plastic Arts Reference Center of Minas Gerais, Artes e Ofícios Museum, São João Del Rey Municipal Theater, João Paulo II Theater - Unileste (Coronel Fabriciano), José Maria Barra Cultural Center (Uberaba), the headquarters of Corpo Dance Group (Nova Lima), Vânia Campos Theater (Itaúna), Usina Gravatá Theater (Divinópolis), Guaxupé Municipal Theater, Usiminas Theater (as an annex to the Luiz de Bessa State Public Library - Belo Horizonte), Uberlândia Municipal Theater (designed by Oscar Niemeyer), and the headquarters of Trampulim and Armatrux Groups (Nova Lima).

In São Paulo, USICULTURA played an important role in the restoration of the Real Iron Factory of São João de Ipanema, built in 1808, located in Iperó/SP, one of Brazil's first iron and steel making plants. Relying on the support from COSIPA, DUFER and RIO NEGRO, USICULTURA has been active in setting up libraries (including Braille books), like the "Reading Factory" Library in Cubatão, and the development and maintenance of the Embark on Reading



Real Iron Factory of São João de Ipanema - SP

Library Project at the Paraíso and Tatuapé subway stations, in the São Paulo State Capital. This latter project was granted the Mário Covas Award in 2005.

8.1 Cultural and Artistic Production and Exhibition

When providing support to artistic and cultural productions and events USICULTURA has in mind to foster the sustainable development of a cultural production chain through projects aimed at structuring the cultural segment and provide it with its own means of living.

USICULTURA used its facilities in the Zélia Olguin Theater and Usiminas Cultural Center Theater to promote, in 2005, 272 shows, 48 speeches and 11 seminars, to which in excess of 112,000 people attended. Out of the 272 shows, 105 were produced and presented by groups or people from the Ipatinga region, which is an evidence of a rich and diversified local cultural production.

Among the cultural and artistic production and exhibition activities promoted by USICULTURA in 2005, the following are worth mentioning:

- Exhibition "O Olhar Viajante de Pierre Fatumbi Verger" at Hideo Kobayashi Gallery;
- Support to the Brazilian and Minas Gerais audiovisual production and exhibition through the Cine Magazine Program, including the movies "As Órfãs da Rainha" (Elza Cataldo), "Façanhas de Zé Burraldo" and "Batismo de Sangue" (Helvécio Raton), and "Depois Daquele Baile" (Roberto Bontempo).
- Support to the 31st Theater and Dance Popularization Campaign;
- Implementation of the Spettacollo Series, contemplating major theater plays, music and dance shows with renowned artists, like Ed Motta & Band, Quasar Cia de Dança (GO), "Orlando Silva, o Cantor das Multidões" with Tuca Andrada (RJ), and Paulo Moura and Yamandu Costa (RJ) in "El Negro del Blanco;
- Implementation of the Talentos Series, involving theater plays, music and dance shows featuring new languages, group research, vanguard works, and presentations by artists whom the public in general is not yet familiar with, such as the Caixa de Imagens Group (SP) with "O Fotógrafo"; Cia. Verve de Dança (PR) and Via Brasil Metais (SP);
- Implementation of the Música no Jardim (Music in the Garden) Series, featuring instrumental and classic music concerts performed every month at the Usiminas Cultural Center's Japanese Garden; the program offers a wide range of styles, like lyric songs and Brazilian instrumental music;
- Presentations by "Saxofonia" Saxophone Quartet (SP); TAU - Guitar Quartet (SP); Juarez Maciel and Grupo Muda (MG); UNESP String Quartet (SP); Clarinet Quartet (SP); CEFAR Percussion Group (MG); Um Saxofone Bem Brasileiro (A Real Brazilian Saxophone) – José Eymard & Band (MG); Harp and Flute Duet (SP) and Santoro and José Staneck Duet.
- Support to the 2nd Theater and Dance Popularization Campaign of Ipatinga, promoted by the Scenic Arts Producers Association in Minas Gerais State (SINPARC/ MG), which gathered around

10,000 people in total; the following plays should be highlighted: "Aldeotas", with Gero Camilo; "Abalou Bangu", with André Valli and Catarina Abdala; "Soppa de Letra", with Pedro Paulo Rangel; "Divã", with Lilia Cabral; "Aluga-se um Namorado", with Eri Jhonson and Mara Mansan; Otávio Müller, Leonardo Brício, Marcos Mion, Daniel Boa Ventura and Danton Mello in "Camila Baker"; "Orlando Silva - O Cantor das Multidões", with Tuca Andrada; Giramundo Group; Cia Luna Lunera; Cia. Paulista de Teatro; Pequod Cia. De Teatro and Teatro Hugo & Inês in the International Puppet Theater Festival, and "O Fotógrafo" with Caixa de Imagens Group.

- Presentation of shows such as "Ser Minas Tão Gerais", with Milton Nascimento, Ponto de Partida and Meninos de Araçuaí; Ed Motta; Ney Matogrosso; Tim Rescala and the Symphonic Orchestra of Minas Gerais; Yamandú Costa and Paulo Moura; Montserrat (Spain); Léo Gandelman, Cristovão Bastos, and João Lyra and Jane Duboc; "O Grivo"; "Concerto Bandoneón" with Rufo Herrera, Experimental Orchestra of Ouro Preto and Sylvia Klein; Wagner Sander and Rita Medeiros; Beto Guedes and Geraldo Azevedo.

8.3 Support to Artistic Groups

One of the approaches adopted by USICULTURA is to support the professionalization and capacity-building of artistic groups, managers and other specialized personnel working in the arts and culture segments, thus fostering this segment's technical structuring. Besides the support to the regional edition of the 7th International Short Movie Festival in Belo Horizonte, the following are important 2005 initiatives worthy of mention:

- Course on Capacity-Building in Public Cultural Policy Planning and Management, designed for cultural leaders and public servants of Minas Gerais and implemented by the Culture Department of Minas Gerais and Fundação João Pinheiro; this course is sponsored by USIMINAS and it is given in the cities of Ipatinga, Cataguases, Guaxupé and Itapagipe.
- Course "Cultural Project Clinic" for capacity-building in Culture Planning and Management, given in Ipatinga, whose objective is to strengthen the critical and reflective analysis on the cultural market, decision making, project management, budget engineering, and mastering of the cultural business. It is intended for cultural producers and managers in East Minas Gerais.
- Excellent exhibitions at Hideo Kobayashi Gallery, such as "Three-dimensional Contemporary Arts", including works from Manfredo de Souzanetto and 16 other artists, as well as drawings, videos and samples from Ronaldo Fraga's winter collection, among others.
- Support to the 2nd Theater and Dance Popularization Campaign of Ipatinga, promoted by the Scenic Arts Producers Association in Minas Gerais State (SINPARC/MG), which gathered around 10,000 people in total; the following plays should be highlighted: "Aldeotas", with Gero Camilo; "Abalou Bangu", with André Valli and Catarina Abdala; "Soppa de Letra",

with Pedro Paulo Rangel; "Divã", with Lilia Cabral; "Aluga-se um Namorado", with Eri Jhonson and Mara Mansan; Otávio Müller, Camila Baker" with Leonardo Brício, Marcos Mion, Daniel Boa Ventura and Danton Mello; "Orlando Silva - O Cantor das Multidões", with Tuca Andrada; Giramundo Group; Cia Luna Lunera; Cia. Paulista de Teatro; Pequod Cia. De Teatro and Teatro Hugo & Inês in the International Puppet Theater Festival, and "O Fotógrafo" with Caixa de Imagens Group. Support to the dance companies "Cia Balé de Rua de Uberlândia', 'Verve Cia de Dança', 'Quasar Cia de Dança', 'Grupo Camaleão", "Cia "Será Q?" and "Cia Brasileira de Danças Clássicas de São Paulo".

- Exhibition "Three-dimensional Contemporary Arts" in Ipatinga, showing works from 16 artists living in Minas Gerais; they use in their works a variety of materials, like wire rods, textiles, industrial wastes, wood and steel plates.
- Exhibition of works produced by Manfredo Souzanetto over his more than 30-year career, including drawings of Minas Gerais landscapes, works made in Paris in the 1975-1979 period, paintings with natural pigments from the 1980's, and his most recent paintings.
- Exhibition of drawings, objects, videos and samples from Ronaldo Fraga's winter collection, inspired in the poem "Todo Mundo e Ninguém" by Carlos Drummond de Andrade. Including samples that recover the poet's memory and poetry, the designer depicts the common man as the main feature of a work built between irony and fascination for new fashions.
- 2nd Theater and Dance Popularization Campaign of Ipatinga; International Puppet Theater Festival, with "Cuentos Pequeños" (Cia Teatro Hugo & Ines – Peru) and "Handlungen" (Marc Scnittger – Germany), Short Scenes Festival, promoted by Galpão Cine Horto, with "Dormentes" (MG), "Pelo Cano" (SP), "Felicidade de Nuvem" (MG), "O Espectador" (RJ) and "Homem Elefante Marinho Adestrado" (SP); Contemporary Dance Forum of Ipatinga, with participation of several Brazilian dance groups and choreographers.

8.4 Educational Action

The "Educational Action" project was set up in 2003 by USICULTURA with the purpose of developing an artistic education program for the Steel Valley communities. With an aim to systematize its actions, USICULTURA organized the activities in programs for groups of students from schools and faculties, teachers, groups from social-cultural institutions, and arts workers. The Education Action team is prepared to provide customized assistance and suggest the programs most suited to each segment. In 2005, the Project reached about 17,000 people in cultural diffusion programs and art-education, including students from 174 public and private schools, college students, handicapped people with special needs, groups from welfare institutions, and the elderly.

The following actions are worthy of mention among those performed by the "Educational Action" Project in 2005:

Guided Visits

Monitors establish a relation between the visitor and the works displayed at the Usiminas Cultural Center. Guided visits are available full time to the public at large and, upon scheduling, to groups from public and private schools, faculties and social-cultural entities. Monitors coordinate workshops related to the exhibition themes, while creating an entertaining, interactive atmosphere between the visitor and the works of art.

Theater Backstage Expedition

Scheduled group visits to the backstages of Zélia Olguin Theater and Usiminas Cultural Center Theater. Visitors get acquainted with the parterre, stage, dressing rooms and other internal areas of a theater, thus knowing its fascinating operational mechanics.

Passport to Culture

This is a free-ticket program for spectacles performed at the USICULTURA's spaces with an aim to favor access to cultural programs. The Passport is intended for groups of students from public schools, underprivileged people and the region's artistic segment (cultural diffusion). Teachers and other interested groups are given guidance through speeches delivered at USICULTURA.

Didactic Spectacles

Didactic presentations of spectacles for groups of students from public schools and universities. Prior to the spectacle, the teachers are given instructions and didactic material to subsequently carry on the work. Among the projects presented in 2005, the following are worth mentioning: "O Ocidente e a Filosofia", with the trilogy Descartes-Newton-Pascal; "Paixões da Alma", "O Sistema Do Mundo" and "Tratado do Nada", attended by in excess of 2,190 students from 37 schools. This program's main objective is to discuss the spectacle theme



Hideo Kobayashi Gallery

before the presentation and maximize the information provided during the spectacle by merging knowledge, culture, art and education in one single project.

Thematic Workshops and Courses

Coordination of courses and workshops for artists, teachers, art educators and students so as to meet the differentiated demands of a number of groups of interest. Highlights were: "Painting and its materials"; the workshop "Acting and Learning" – Poetic Caravan Program; Lighting Workshop given by Galpão Cine Horto; and "Introduction to Puppet Building Process" given by Giramundo Group.

"It's gratifying to be a part of Usiminas' cultural history. Through its activities in a diversity of cultural areas the Company proves to be not only socially responsible, but also and above all attentive to both artists and the public needs. In a country like ours, it's essential to have intiatives to foster cultural dissemination."

Selton Mello
Actor



Didactic Spectacles Series - "Tratado do Nada"

8.6 Future Commitments

	Commitments Assumed	Progress in 2005	Future Commitments
Cultural Spaces and Infrastructure	1. To continue the acquisition of equipment, upgrading facilities and fine-tuning the services rendered by the Zélia Olguin Theater and Usiminas Cultural Center; 2. To continue the policy of investing in infrastructure projects, as well as supporting and revitalizing cultural centers, theaters, museums and other cultural facilities.	1. Investments in the acquisition of equipment, supporting and underwriting the costs of these activities exceeded R$ 2 million. Part of this funding was brought in through projects benefiting from cultural incentive laws. 2. Construction, renovation and maintenance of 21 cultural facilities, including 9 theaters, 1 cultural center in Uberaba (MG) and the headquarters of the Trampulim and Armatrux Groups; revitalization of facilities at the following institutions: Fundação Clóvis Salgado – The Palace of Arts; Pampulha Arts Museum; Galpão Cine Horto; Abílio Barreto History Museum; State Public Library Luiz Bessa; Minas Gerais Public Archives (Arquivo Público Mineiro); Art Education Foundation (Fundação de Educação Artística), Giramundo Museum; Ouro Preto Art Foundation (Fundação de Arte de Ouro Preto); and the Typografia Memória Gráfica Project.	1. To carry out maintenance, improve the facilities and enhance the services of Zélia Olguin Theater and Usiminas Cultural Center. 2. To carry on the policy of infrastructure project investment, and maintenance and revitalization of cultural centers, theaters, museums, libraries and other cultural facilities.
Refresher technical courses for regional and local artistic segments	Continuation of programs offering courses, workshops and seminars to local communities, always striving to add to these events and projects the accomplishments achieved through training programs in the fields of scenic and visual arts, music and opera.		Expansion of seminars, workshops and course programs made available to the local communities, while meeting the expectations of the artistic segments, cultural managers and educators.
Cultural and Artistic Production and Exhibition	1. Continuation of the diversified high-grade programs at affordable prices provided through the Usiminas Cultural Center Theater and the Zélia Olguin Theater; 2. Encouragement for cultural projects focused on educating the public and building up the market, as well as projects supporting artistic groups.		1. Expansion of the USICULTURA's cultural activities. 2. To continue the encouragement policy for cultural projects focused on educating the public and building up the market, as well as projects supporting artistic groups.
Artistic Education	Continuation of Educational Actions, extending these efforts through workshops, courses and educational shows, in addition to setting up an art library and reference center at the Usiminas Cultural Center.		Enhancement of the Educational Action program, with increasing emphasis on educators, in view of their multiplying effect.
Cultural Investment			1. Continuance of a responsible cultural investment policy in the quest for sustainable development of the cultural production chain, while taking into account the vocations of communities located in the areas of influence of the Usiminas System's companies. 2. Continuance of investments in cultural infrastructure and production, as well as in artistic development and educating the public. 3. Increasing activity in the state of São Paulo, with particular emphasis on Baixada Santista.





Usiminas_Cultural_Center_Theater



9. Environmental Performance

For the Usiminas System's companies, conservation and rational use of natural resources, environmental preservation, and fostering the development of an environmentally friendly mind-set among its employees and the community are always associated with an integrated ecological plan that is guided by the principles of sustainable development implemented with respect for current and future generations.

A steady stream of investments underwrites the implementation of these plans, in order to lessen the impacts caused by production processes. At the Intendente Câmara Plant in Ipatinga, these investments total some R$ 1.12 billion (US$ 459.64 million). At COSIPA's José Bonifácio de Andrada e Silva Plant in Cubatão (SP), major projects demanded investment to the tune of 777.50 million (US$ 319.30 million). These investments have resulted in substantial environmental improvements, in parallel to healthier and safer workplaces.

International certifications prove the concern of the System's companies about the impact of their industrial activities on the environment. The Environment Management Systems at the two iron and steel-making complexes consisting of the Intendente Câmara and José Bonifácio de Andrada e Silva Mills are certified under the ISO 14001:2004 Standard; the same applies to other System's companies.

9.1 Environmental Guidelines

Operating guidelines in terms of environment impacts and the environment are established for all activities undertaken at the System's companies, linking the concepts of sustainable development and social accountability to operating gains and the generation of revenues through responsible sales of industrial processing by-products.

USIMINAS - Intendente Câmara Plant COSIPA - José Bonifácio de Andrada e Silva Plant
Accumulated Investments in Processes and Equipment for Environmental Impact Control


Soil
Water
Air
Usiminas: Accumulated up to 2005
Cosipa: Investments from 1994 to 2005
Million
800.0
600.0
400.0
200.0
0.0
310.08
136.95
12.61
755.0
333.5
30.7
183.61
130.87
4.81
447.1
318.7
11.7
US$
USIMINAS
R$
US$
COSIPA
R$

They are:

- Ethical conduct in business and compliance with the legal and regulatory requirements associated with the products, processes, persons and facilities are management guiding agents.
- Strategies, plans of action and processes are slanted towards ensuring customer satisfaction and fidelity;
- Preserving the health and well-being of people, appreciating their value, building up their capacities and ensuring their involvement, motivation and safety through preventing accidents are permanent targets for corporate actions;
- Preventing pollution while identifying and controlling environment aspects, reducing the generation of solid wastes, upgrading wastewater quality and improving atmospheric emissions, in parallel to making rational use of water, electricity and feedstock are key requirements for the development of all activities;
- Management actions should generate value, ensuring the ongoing development of the Company.

9.2 Legal Requirements

The production activities of the Usiminas System are guided by parameters that ensure compliance with legal and regulatory provisions. Such compliance is regularly checked through critical evaluations.

The Intendente Câmara Plant at Ipatinga, MG, the Usiminas System's main industrial unit, has obtained environmental licensing for its industrial plant, and all the new processes that are being introduced or modified are covered by licenses from the competent environment entities. It holds two Operating Licenses: No. 318/2004 covering the Rolling Mills, Steel-Shops, Sintering Plants, Blast Furnaces and Support Areas, valid through April 20, 2008, and No. 389/2003 covering the Coking and Carbochemical Plants, valid through September 9, 2007.

In 2005, Usiminas started the environmental licensing proceeding to build a new coke battery. In addition, license was granted for the installation of a new thermoelectric power plant in its industrial unit.

In order to renew the Surface Water Permit relative to the uptake point at Piracicaba River in accordance with Regulation 577/2000, the company filed with Minas Gerais State Water Management Institute (IGAM - Instituto Mineiro de Gestão de Águas) a Technical Report under no. 04314/2005

The Company's headquarters in Belo Horizonte has been granted the water utilization permit by IGAM through Edict no. 3262/2004 and 3263/2004, valid up to December 17, 2009.

At the Federal level, pursuant to Law No. 10.165, in order to ensure control and oversight of potentially polluting activities making use of natural resources, the Company's activities are registered with the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA - Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) under No. 64.310.

The operating plants run by Usiminas Mecânica S/A in Minas Gerais, São Paulo and Espirito Santo States comply with the environmental legislation, and are licensed by the competent environmental entities in their respective States:

- Ipatinga Plant – Minas Gerais: Operating License No. 224, valid through July 8, 2009;

• Welded Sections Plant – Taubaté – São Paulo: Operating License No. 3001568/2005, valid through February 28, 2008;

• Usicort/Betim – Minas Gerais: Fabrication of blanks and platens. Operating License No. 585/00, valid through August 5, 2008;

• USIAL/TIM'S - Serra – Espirito Santo: Fabrication of blanks. Operating License No. 104/2005, valid through November 29, 2009.

Water use by Usiminas Mecânica is covered by a water utilization permit issued by Minas Gerais State Water Management Institute (IGAM - Instituto Mineiro de Gestão de Águas) through Edict no. 1447/2004, valid up to May 27, 2009. At the Federal level, Usiminas Mecânica is registered with Ibama under No. 64.294.

COSIPA is registered with the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA - Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) under No. 254, renewal being foreseen to take place in March 2006.

Pursuant to São Paulo State Law No. 997/76, regulated by State Decree No. 47.397, COSIPA has been granted definitive Operating Licenses, with some areas still involved in the licensing process. In contrast to the Minas Gerais State legislation, the licensing process at the Plant comprises also contractors and other companies operating within the same premise, like Usiminas System's DUFER S/A, and is handled through individual items of equipment or processes covering the major areas, such as:

Areas	No. of licenses
Rolling mills	14
Steel Shop	17
Reduction	10
Harbor	9
Support areas	22
Total	72 licenses

A water use certificate has been issued, valid through 2007, as follows: Uptake 01: Quilombo River; Uptake 02: Quilombo River Tributary Basin; Uptake 03: Onça River Tributary Basin; Uptake 04 — Moji River; and Uptake 05 — Moji River Basin — canal.

UNIGAL has invested in state-of-the art environment protection technologies. Every new production process or even existing redesigned processes are covered by an environmental license issued by the competent environmental agencies. Its Operating License no 776/2000 is in process of regular renewal by the environmental agencies FEAM / COPAM under proceeding no. 296/2000/002/2005.

At the Federal level, UNIGAL is registered with Ibama under No. 64334 as a potentially polluting activity and user of natural resources.

All the facilities of USIPARTS Sistemas Automotivos are licensed through Operating License No. 271, valid through July 8, 2007. Due to the expansion of its production facilities in order to handle the future fabrication of automotive parts for Bosch do Brasil, the Company applied for and was granted the Operating License no. 123. In 2005, it started the procedures with the environmental entities for the licensing of a new press line, whose implementation has not been defined as yet.

The RIO NEGRO plant at Guarulhos and its branch at Taubaté, both in São Paulo State, are registered with the São Paulo State Environmental Sanitation and Technology Company (Cetesb - Companhia de Tecnologia de Saneamento Ambiental do Estado de São Paulo) under No. 336-01548/7 and No. 688-00433/6, respectively, with Installation and Operating Licenses issued by this environment entity.

9.3 Environmental Impact Indicators

Among the companies in the Usiminas System, the most significant environmental impacts are caused by the activities of the Intendente Câmara Plant (USIMINAS) and the José Bonifácio de Andrada e Silva Plant (COSIPA).

The main environmental impacts caused by the steelmaking processes at these mills consist of discharges of particulate matter into the atmosphere, as well as sulfur and nitrogen oxides, in addition to volatile organic compounds. The main effects on water are alterations to pH levels, the presence of ammonia, solids in suspension, cyanide, phenol, oils, greases and alterations in the biochemical oxygen demand. The main solid wastes consist of slags, oily sludge, mud, ferrous scrap and dusts produced by the steelmaking processes. These impacts are subject to a specific management approach, providing input for ongoing improvements.

Through specialists in the environmental areas and at the Usiminas Research Center, together with leading names in the academic field, the System's companies are developing projects designed to make good use of solid wastes and upgrade water and air quality. These projects are submitted for the approval of the environmental entities, prior to implementing them in commercial scale.

Outstanding among the major impacts are:

9.4 Solid Wastes

Due to the characteristics of the steelmaking process, solid wastes are generated in significant amounts at USIMINAS' Intendente Câmara Plant at Ipatinga, Minas Gerais State, and COSIPA's José Bonifácio de Andrada e Silva Plant at Cubatão, São Paulo State.

The other System's companies generate relatively minor amounts of solid wastes, producing steel scrap that is recycled back into the steelmaking process.

At USIMINAS and COSIPA mills, the solid wastes are fed back into the production processes, or may be sold to companies licensed by the local entity that oversees environment matters, or stored in special landfills that are tightly controlled, awaiting future applications.

At the Intendente Câmara Plant, these solid wastes are sold for applications that include railbed ballast, fertilizers, and soil acidity correction for agricultural purposes, in addition to serving as raw material for cement plants, among others.

USIMINAS - Intendente Câmara Plant
Solid Wastes Disposal


Disposed in controlled landfill
Recycled
Sold
Percentage
60
50
40
30
20
10
0
58,1
35,3
6,6
58,0
35,0
7,0
58,0
35,0
7,0
2002
2003
2004

COSIPA - José Bonifácio de Andrada e Silva Plant
Solid Wastes Disposal


Disposed in controlled landfill
Recycled
Sold
Percentage
60
50
40
30
20
10
0
59,7
35,3
5,0
55,6
43,7
0,6
51,0
48,8
0,2
50,4
47,8
1,8
2002
2003
2004
2005

At COSIPA's José Bonifácio de Andrada e Silva Plant, sales of these solid wastes brought in revenues of R$ 67 million in 2005.

In 2005, 90.1% of the wastes generated by USIPARTS Sistemas Automotivos were recycled, 4.6% were sold to licensed companies after analysis by the environmental entity, and 3.5% were stored in controlled landfills.

At USIFAST Logística Industrial and other companies in the System, unusable tires and batteries from transportation vehicles are properly packed and shipped to the respective manufacturers for recycling.

At Usiminas Mecânica, UNIGAL, DUFER and RIO NEGRO, as well as other companies whose main activity is metallurgy, the main solid wastes consist of steel scrap, which is recycled by the USIMINAS and COSIPA steel mills. At Usiminas Mecânica, materials collected in accordance with the selective collection program are disposed of in an "ecological island", where they are separated and donated to Ipatinga's welfare institution Sociedade São Vicente de Paulo. Additionally, RIO NEGRO runs an Environmental Education Program focused on in-house selective collection, working closely with the neighboring community and turning recyclable solid wastes into a source of income that underwrites the implementation of the outreach programs run by the São Paulo Regional Office of Caritas in Brazil, which is an entity under the aegis of the National Council of Brazilian Bishops (CNBB – Conferência Nacional dos Bispos do Brasil).

9.5 Liquid Effluents

At both USIMINAS and COSIPA plants, the production process wastewaters run through treatment processes at special stations.

From 1995 through to 2005, some R$ 319 million were invested in settling, flocculation and filtering treatment processes at José Bonifácio de Andrada Plant. In 2005, Usiminas invested R$ 7.88 million in liquid effluent control measures, for an accumulated amount of R$ 333.47 million (US$ 136.95 million).



USIMINAS and COSIPA
Mean Total Annual Water Recycling Rate
USIMINAS (Freshwater only)
COSIPA (Brine + freshwater)
Percentage
77.0
92.0
77.0
92.0
77.0
93.0
77.5
94.01
100
75
50
25
0
2002
2003
2004
2005

In 2005, COSIPA kept its freshwater recycling rate unchanged at 96.4%, with an overall freshwater and brine recycling rate of 77.5%. At USIMINAS, which uses only freshwater in its processes, the average water recycling rate reached 94.1% in 2005.

Before being discharged back into the environment, the liquid effluents posted the following average ratings in 2005, as monitored at the treatment station outlets, electrolytic galvanizing outlet, acid water neutralization units, biological and oily wastes treatment stations, and the general outfall of USIMINAS' Intendente Câmara Plant:

Mean Values of Liquid Effluents Monitored At the General Outfall - USIMINAS

Parameters	Ammonia (mg/L)	Cyanide (mg/L)	Phenols (mg/L)	Solids in Suspension (mg/L)	Oils & Greases (mg/L)	pH	Chemical Oxygen Demand (mg/L)
Legal Standard/COPAM	5.00	0.200	0.200	60.00*	20.00	6.0 to 9.0	90.00
Mean 2002	1.04	0.031	0.002	28.26	3.09	7.37	6.01
Mean 2003	1.21	0.041	0.003	26.04	3.33	7.31	5.67
Mean 2004	2.05	0.06	0.002	39.69	3.11	7.50	5.44
Mean 2005	2.42	0.065	0.003	53.40	3.26	7.38	5.49

*monthly arithmetic mean   mg/L: milligrams per Litre

Monitoring at Liquid Effluent Treatment Stations - USIMINAS

Parameters	Biological Treatment Station		Electrolytic Galvanizing Treatment Station		Acid Neutralization Station		Oil Treatment Station	
	Cyanide (mg/L)	Ammonia (mg/L)	Chemical Oxygen Demand (mg/L)	Zinc (mg/L)	Soluble Iron (mg/L)	pH	Oil (mg/L)	Solids in suspension (mg/L)
Legal Standard/COPAM	0.20	5.0	90.0	10.0	10	6 to 9	20.0	60.0
Mean 2002	0.20	0.19	6.91	2.73	0.27	7.42	11.41	19.44
Mean 2003	0.21	1.22	9.47	2.65	0.46	7.50	12.86	18.66
Mean 2004	0.19	1.10	2.97	2.73	0.38	7.44	10.55	21.20
Mean 2005	0.20	0.50	2.20	2.70	0.44	7.51	9.95	20.30

mg/L: milligrams per Litre

At COSIPA, the liquid effluents monitored at the outlets of the treatment stations, such as those at the acids waters neutralization and biological treatment/oily wastes treatment stations, posted the following average ratings before being discharged back into the environment:

COSIPA Discharge Point

Parameters	Ammonia mg/L	Cyanides mg/L	Phenol mg/L	Settleable Material mg/L	Mineral Grease & Oil mg/L	pH	Temperature °C	Chemical Oxygen Demand mg/L
Legal Standard/ CONAMA	20	0.2	0.5	1	20	5 to 9	up to 40	60
Mean 2002	2.3	0.12	0.1	1.0	20	5.9	29.7	58
Mean 2003	2.4	0.03	0.09	0.16	17.7	7	29.6	18
Mean 2004	3.4	0.08	0.1	0.2	15.3	7.4	28.5	11.5
Mean 2005	4.1	0.02	0.1	0.1	16.5	7.3	29.6	8.6

mg/L: milligrams per Litre

Cosipa was the first company at the industrial park of Cubatão to install, in the frame of an agreement with CETESB, the on-line monitoring of its effluents in order to obtain continuous input from the Steel Mill potential emission sources, thus permanently complying with the legal standards.

At Usiminas Mecânica, the retention processes for the main liquid wastes generated by the production activities performed as follows through the treatment processes at special stations, in the period from 2002 through 2005:

Average Liquid Effluent Values, Separation Unit, Usiminas Mecânica: USICORT Plant, Betim – MG					
Parameters	Tensoactive Agent (mg/L)	Solids in Suspension (mg/L)	Chemical Oxygen Demand (mg/L)	Oils & Greases (mg/L)	pH
Legal Standard/COPAM	2.0	60.0	60.00	20.00	6 to 9
Mean 2002	1.57	76.72	515.59	7.72	7.42
Mean 2003	1.24	23.67	353.67	9.05	7.19
Mean 2004	0.74	38.45	253.73	6.20	7.39
Mean 2005	1.12	24.90	184.21	7.77	7.47

mg/L: milligrams per Litre

The chemical oxygen demand values at the Separation Unit of Usiminas Mecânica plant in Betim are above the applicable legal standards, although complying with other conditions established in the legislation for situations like that. After treatment, the Chemical Oxygen Demand was reduced by more than 93%.

At UNIGAL, the processes and liquid wastes treatment station performed as follows on average, from 2002 through 2005:

Galvanizing Line Effluent Treatment Station – UNIGAL										
Parameters	pH	Solids in Suspension (mg/L)	Oil (mg/L)	Soluble Iron (mg/L)	Chemical Oxygen-Mn Demand (mg/L)	Detergents (ABS) (mg/L)	Trivalent Chromium (mg/L)	Hexavalent Chromium (mg/L)	SV-60 * (mg/L)	Zinc (mg/L)
Legal Standard/ COPAM	6 to 9	60	20	10	90	2	1	0.5	1	5
Mean 2002	7.41	6.3	3.58	0.26	8.67	0.18	0.06	< 0.05	0.80	0.07
Mean 2003	7.16	11.2	3.20	0.26	12.38	0.07	0.13	< 0.05	0.12	0.25
Mean 2004	7.28	7.00	2.25	0.14	5.68	0.02	0.10	<0.05	0.11	0.15
Mean 2005	6.96	11.33	2.37	0.21	1.85	0.02	<0.05	<0.05	0.10	0.18

*SV-60: settleable volume in 60 minutes   mg/L: milligrams per Litre

At USIPARTS Sistemas Automotivos, the liquid wastes are treated at a special station consisting of a biological line and two physical-chemical lines. Due to higher production demands, it proved necessary to resize the current stations. The project has already been drawn up and approved by the environmental entity, having been implemented during 2005. It resulted in considerable improvement of environmental indicators like the chemical oxygen demand and concentration of oils, solids in suspension and zinc. According to measurements made after the implementation, excellent performance is expected for 2006 in terms of mean annual values

USIPARTS Monitoring at the Physical-Chemical Treatment Stations Mean Values

Parâmetros	Lead (mg/L)	Biological Oxygen Demand (mg/L)	Chemical Oxygen Demand (mg/L)	Soluble Iron (mg/L)	Detergent (A.B.S) (mg/L)	Sedimentable Material (mg/L)	Nickel (mg/L)	Oils & Greases (mg/L)	pH	Solids in Suspension (mg/L)	Zinc (mg/L)
Legal Standard/ COPAM	0.1	60	90	10	2.0	1.0	1.0	20	6.5-8.5	100	5.0
Mean 2002	< 0.01	200.0	460.0	1.9	0.1	<0.1	0.2	2.0	7.3	29.0	0.3
Mean 2003	< 0.01	104.5	260.0	3.15	0.3	0.7	2.9	41.1	6.6	49.4	2.8
Mean 2004	ND	51.0	418.0	ND	0.41	ND	8.14	79.0	6.99	187.0	20.8
Mean 2005	ND	131	275	0.19	ND	ND	0.32	13	7.60	27	0.16

ND: Not Detectible mg/L: milligrams per Litre

Similar to the other companies in the System, lube-oils used by USIFAST Logística Industrial for its vehicle fleet are collected and shipped for recycling by an agent accredited by the National Petroleum Agency (ANP - Agência Nacional do Petróleo).

USIPARTS Monitoring Downstream the Biological Treatment Station Mean Values

Parameters	Oils & Greases (mg/L)	Biological Oxygen Demand (mg/L)	Chemical Oxygen Demand (mg/L)	Detergent (ABS) (mg/L)	Sedimentable Solids (ml/L)	Solids in Suspension (mg/L)	pH
Legal Standard/ COPAM	50	60	90	2.0	1.0	100	6.5 - 8.5
Mean 2002	27.5	82.1	172.9	0.11	ND	79.2	7.12
Mean 2003	17	23.4	54.6	0.4	ND	37.7	7.1
Mean 2004	15	16.6	61.1	0.9	0.03	21.5	7
Mean 2005	9.7	27	92.6	0.09	0.6	59.2	7.6

ND: Not detectible mg/L: milligrams per Litre ml/L: millititre per Litre

9.6 Atmospheric Emissions

Monitoring air quality on the premises and around the USIMINAS and COSIPA steelmaking and metallurgical complexes is handled through monitoring stations that the performance of the atmospheric emissions control processes and equipment.

The COSIPA industrial complex is included in the Winter Operation Program run by São Paulo State Environmental Sanitation and Technology Company (CETESB/SP), together with several other major enterprises in several industrial segments located in the Cubatão Industrial Complex, São Paulo State. Implemented from May through October, this Program phases in preventive measures to avoid critical air pollution events. Since 1995, the CETESB monitoring records have not detected any "Alert Situation". From 1995 through 2005, the Company has invested some R$ 447 million (US$ 183.62 million) in controlling its atmospheric emissions. The following mean values were achieved at the José Bonifácio de Andrada e Silva Plant through monitoring of the blast furnaces atmospheric emissions at the bag filters:

COSIPA - José Bonifácio de Andrada e Silva Plant - Atmospheric Emission Monitoring

	Atmospheric Emissions – Blast Furnace 1			Atmospheric Emissions – Blast Furnace 2		
Parameters	Particulate Matter (mg/Nm³)	SOx (mg/Nm³)	NOx (mg/Nm³)	Particulate Matter (mg/Nm³)	SOx (mg/Nm³)	NOx (mg/Nm³)
Legal Standard	75	NE	NE	75	NE	NE
Mean 2002	47,5	NE	NE	29,75	NE	NE
Mean 2003	20,41	63,71	47,44	36,65	101,60	ND
Mean 2004	23,58	20,35	14,12	27,86	96,9	ND
Mean 2005	21,5	62,2	1,6	26,54	2,5	1,75

ND- Not detected NE – Not established

COSIPA - José Bonifácio de Andrada e Silva Plant - Atmospheric Emission Monitoring

	Sinter Plant 2			Sinter Plant 3		
Parameters	Particulate Matter (mg/Nm³)	SOx (mg/Nm³)	NOx (mg/Nm³)	Particulate Matter (mg/Nm³)	SOx (mg/Nm³)	NOx (mg/Nm³)
Legal Standard	75	2.500	100	75	2.500	100
Mean 2002	68,1	ND	ND	67,2	ND	ND
Mean 2003	67,3	276	ND	43	311	68,5
Mean 2004	23,58	20,35	14,12	27,86	95,9	35,5
Mean 2005	67,5	266	60,5	46,6	323	6,1

ND- Not detected

Cosipa was the first company at the industrial park of Cubatão to install, in the frame of an agreement with CETESB, the on-line monitoring of its stacks in order to obtain continuous input from the Steel Mill potential emission sources, thus permanently complying with the legal standards.

At USIMINAS, in addition to the internal monitoring stations, air quality is checked by a further six stations in the Bom Retiro, Castelo, Cariru, Bairro das Aguas and Novo Cruzeiro districts, as well at head offices, in the town of Ipatinga. The graphs on the right side show the monitoring results.

In 2005, R$ 40.21 million were invested in atmospheric emission control equipment, for an accumulated amount of R$ 755.05 million (US$ 310.08 million).

As an air quality management tool for the Ipatinga region, USIMINAS uses a mathematical pollutant dispersal assessment model called "Breeze".

Based on computer simulations, this model establishes a link between pollutant emission levels at the source and concentrations in the air, using on-line inputs fed from the meteorological station. Parameters such as wind direction and speed, sunlight, temperature, pressure, relative air humidity and rainfall are added to the results of fixed source monitoring, allowing immediate analysis of pollutant dispersal conditions.


USIMINAS
SO2 Emission Monitoring in Districts Around Intendente Câmara Plant
2005
2003
Legal Standart
2004
2002
Microgram per m3
80
<25 <25 <25 <25
32.9 29.6 30.1 28.9
<25 <25 <25 25.1
<25 <25 <25 <25
25.1 25.3 25.5 <25
<25 <25 <25 <25
80 60 40 20 0
District I
District II
District III
District IV
District V
District VI


USIMINAS
Particulate Matter Emission Monitoring in Districts around the Intendente Câmara Plant
2005
2003
Legal Standart
2004
2002
Microgram per m3
50
24.40 25.89 19.72 17.99
44.40 53.14 41.32 40.54
28.25 32.31 26.03 27.30
22.95 28.77 24.38 26.52
51.80 57.40 49.44 55.51
27.40 30.17 16.17 26.27
60 40 20 0
District I
District II
District III
District IV
District V
District VI


USIMINAS
Inhalable Particle Emission Monitoring in Districts around Intendente Câmara Plant
2005
2003
Legal Standart
2004
2002
Microgram per m3
80
49.20 48.49 35.60 37.25
57.40 64.70 52.00 53.46
44.81 47.20 40.00 39.81
38.20 39.20 36.64 34.95
71.60 74.90 61.40 72.64
46.70 48.48 34.64 40.16
80 60 40 20 0
District I
District II
District III
District IV
District V
District VI


USIMINAS
NO2 emission monitoring in Districts around Intendente Câmara Plant
2005
2003
Legal Standart
2004
2002
Microgram per m3
100
18.10 18.30 18.00 14.10
39.40 33.50 26.20 29.10
30.00 28.10 27.60 22.40
24.00 20.50 17.70 18.20
36.90 33.40 32.40 27.40
24.20 21.50 19.00 18.90
100 75 50 25 0
District I
District II
District III
District IV
District V
District VI

At UNIGAL, the atmospheric emissions monitored at their respective sources posted the following mean values compared to the stipulated parameters:

UNIGAL - Atmospheric Emission Monitored at their Respective Sources

Local	Parameters	Legal Standard	Mean 2002	Mean 2003	Mean 2004	Mean 2005
Continuous Annealing Furnace	Particulate Matter (mg/Nm³)	150	48.36	17.72	38.14	28.5
	SO_2 (mg/Nm³)	2,500	529.4	385.6	485.47	311
	Zinc (mg/Nm³)	50	0.553	0.13	0.626	0.49
Galvannealing	Particulate Matter (mg/Nm³)	150	5.12	9.4	18.28	1.4
	SO_2 (mg/Nm³)	2,500	6.71	12.83	1.14	ND
	Zinc (mg/Nm³)	50	0.47	0.56	1.47	0.11
Chroming Unit Exhaust	Particulate Matter (mg/Nm³)	50	16.69	2.84	8.92	2.37
	Chromium (mg/Nm³)	5.0	0.005	0.32	ND	0.01
Chroming Unit Dryer	Particulate Matter (mg/Nm³)	150	8.48	7	6.19	1.7
	Chromium (mg/Nm³)	5.0	ND	0.02	ND	ND

ND - Not detected

At USIPARTS Sistemas Automotivos, the atmospheric emissions are characteristic of sanding processes, as well as the application and cure of industrial paintwork, fully absorbed by the exhaust systems of the installed equipment, consisting of uptake hoods, conduits, exhaust fans and flues (control systems licensed by the environmental entity).

The end-emissions by these controlled systems are sampled regularly and assessed against the applicable parameters.

USIPARTS - Atmospheric Emission Monitored at their Respective Sources

Source	Emissions	Legal Standard (ppm)	Mean Values 2005
Painting cabins	Volatile Organic Compounds - VOC *	-	2.33
	Particulate Matter	150	7.950
	Lead	-	0.16
Enamel Curing Oven	Volatile Organic Compounds	-	4.06
	Particulate Matter	150	8.79
Paint Room Exhaust System	Volatile Organic Compounds	-	3.77
	Particulate Matter	150	3.19
Sanding Cabins	Particulate Matter	150	6.26

* - VOC: no legal standard established

The control of atmospheric emissions is not limited to emissions on company premises. Stringent controls curtail the emission of smoke by vehicles in the USIFAST Logística Industrial fleet, monitoring the gases emitted by the diesel engine exhausts and helping upgrade air quality while lowering fuel consumption and extending vehicle life.

At the Usiminas Mecânica industrial plant at Ipatinga (MG), atmospheric emissions are controlled through two monitoring stations on land alongside the company premises, recording the following concentrations of settleable particles (please refer to the graph):



Usiminas Mecânica
Settleable Particle Emission Monitoring
Grams/m² during 30 days
Bicycle parking
Car parking
10
14.48
21.09
8.63
10.54
7.8
10.9
6.54
8.37
30
20
10
0
Legal Standart
2002
2003
2004
2005

The Energy Matrix

The main energy source used by the USIMINAS and COSIPA is coal, accounting for an average of 77.83% of all primary energy consumed by these two mills in 2005. The specific energy consumption per ton of crude steel produced is 6,065 Mcal and 6,165 Mcal at USIMINAS and COSIPA, respectively.

The coking, iron reduction and steel refining processes generate gases and liquid fuels that are cleaned, stored and reused in various stages of the production processes at these Mills. Projects implemented to optimize the energy matrix enable the utilization of these gases, covering around 25% of USIMINAS and COSIPA overall power demand.

The electricity consumed is acquired from power distribution utility companies in Brazil, where hydro-power predominates.

In 2005, the Intendente Câmara Plant posted a primary energy consumption of 115,490,060.3 gigajoules, with the following equivalent breakdown by primary power source:

- Coal and by-products = 89,885,913.9 GJ (77.83%);
- Electricity = 15,995,373.3 GJ (13.85%);
- Oil derivatives = 2,933,447.5 GJ (2.54%);
- Air gases = 6,675,325.5 GJ (5.78%).

  At COSIPA, the consumption of these and other power sources reached 25,201 Mjoule per tone of crude steel produced, showing the following breakdown in 2005:

- Coal and by-products = 80,795,523 GJoule (77.9 %);
- Electricity = 16,987,292 GJoule (16.4 %);
- Natural Bas = 5,682,991 GJoule (5.5 %);
- Oil derivatives = 82,243 GJoule (0.1%);
- Cryogenics = 82,243 GJoule (0.1%).

In 2005, the energy sources used by USIFAST Logística Industrial included electricity acquired from the local utility company, amounting to 621,180 Kwh, equivalent to 2,236.2 Gjoules. Its vehicle fleet consumed 5,449,825 liters of diesel oil (equivalent to 232,581.1 Gjoules), 22,679 liters of gasoline (equivalent to 1,053.3 Gjoules) and 58,426 Kg liquefied petroleum gas (equivalent to 2,872.3 Gjoules), which represents a total consumption of 238,742.9 Gjoules.

USIPARTS consumes electric power (21,703.48 Kwh, equivalent to 78.13 Gjoules in 2005) provided by the local utility company and liquefied petroleum gas (192,612.48 Kg

in 2005, equivalent to 9.47 Gjoules), thus totaling 87.6 Gjoules of energy consumption.
In 2005, Usiminas Mecânica consumption of electric power reached 93,370.87 Gjoules (25,936,353 Kwh), whereas that of liquefied petroleum gas achieved 71,574.20 Gjoules (1,455,884.53 Kg).
UNIGAL industrial plant consumes electric power provided by the local power utility, liquefied petroleum gas (GLP), and gases generated by USIMINAS, like the COG (generated during coal coking process) and steam (generated by the industrial processes). For a production of 33,594 tons of galvanized steel coils, the Company posted in 2005 a specific power consumption per ton of galvanized coil of 1,213 Kwh (equivalent to 146,698.3 Gjoules), 2,426 Mcal of COG (equivalent to 340,992.0 Gjoules), 12.16 Kg of GLP (equivalent to 20.01 Gjoules) and 536.1 Kg of steam (equivalent to 55,610.3 Gjoules), resulting in an annual consumption of 543,320.7 Gjoules.
The other companies in the System use electricity as their primary energy source, acquired from local power utilities. In 2005, the equivalent electric power consumption was 1,279.4 Gjoules by Rio Negro, 4,082.4 Gjoules by USIROLL, 3,065.8 Gjoules by FASAL and 4,680.0 Gjoules by DUFER.

Suppliers, Service Providers and Customers

The Usiminas System's companies strive to extend the guidelines underpinning their Integrated Management Systems to the entire production chain, including Environmental Management techniques.
Customers are provided with information on products and the precautions required for handling them. Fully recyclable, steel has an aggressive scrap market that helps prevent it from being simply dumped.
Suppliers are assessed in terms of the environmental impacts of their activities, through the USIMINAS Supplier Development Process. In 2005, critical suppliers were visited to check the environmental conditions of their activities.
Through provisions in their contracts, the service providers comply with the guidelines stipulated by the Environmental Management Systems in terms of child labor, forced labor, employee discrimination and the impact of their activities, always participating in campaigns, technical seminars and discussions, like the IV Contractor's Environment Week promoted by USIMINAS in 2005.
The relationship with the community was further enhanced during the XXVII Environment Week promoted by USIMINAS. It included internal seminars and contests involving the customers. Random S.A. Implementos e Participações was awarded for its outstanding environmental management approach.

9.6 Community Involvement

Similar to the social and cultural areas, companies in the Usiminas System are endowed with methodical mechanisms for interacting with the community on matters related to the environment, perceiving concerns and developing specific programs.
At Usiminas and Cosipa – whose activities have more significant environmental impacts - this community involvement has a higher public profile.
USIMINAS, Usiminas Mecânica e a UNIGAL sit on the State Committee for the Piracicabe River Basin (MG) created by a state law that provides for the State Natural Resource Policy in the capacity of members of the Users Group, as representative of the Brazilian Steel Institute (Instituto Brasileiro de Siderurgia – IBS). USIMINAS, in the capacity of representative of the Industry and Mining Group, has a seat also at the Federal Committee for

the Doce River Basin, an entity set up in accordance with Federal Law no. 9433/98, which provides for the National Water Resources Policy. Additionally, USIMINAS is a member of the Doce River State Park Advisory Board in the frame of Law 9985/ 2000, which established the National Conservation Units System, as representative of the private companies that run operations in the surroundings of this Conservation Unit; it is also deputy member of the State Water Resources Council (Conselho Estadual de Recursos Hídricos – CERH) as representative of the Brazilian Steel Institute – IBS.

With regard to the community, USIMINAS supports the establishment and functioning of regional NGOs, and runs environmental education projects and rehabilitation programs for areas degraded by human occupancy.

COSIPA approaches communities through the Community Consultation Panel organized by 38 companies of Cubatão associated to CIESP. It attends monthly meetings with representatives of the Mayors Office and local leaders from various districts in Cubatão, in addition to teaching institutions and professional associations. In this occasions, the community expectations are methodically identified by a multidisciplinary group from Cosipa, which analyzes these and other expectations, implementing or advancing with social and environment-related projects. This group reports directly to the company's senior management, which permits fine tuning while harmonizing corporate and community interests.

Moreover, COSIPA has a seat on the Hydrographic Basin Committee and the Ecological Zoning and Coastal Management of Baixada Santista (state of São Paulo), besides being actively engaged in the implementation activities of Agenda 21 in Cubatão. This is an important environmental project aimed at applying the Agenda guidelines relative to the recovery of Atlantic forest remnants and encouragement of ecological tourism in the region.

The Usiminas System's companies offer the community leaders and people in general a plant visiting program. During such visits information is given about the production processes, future projects and their impacts. The resulting exchange of information and expectations generate valuable input for the development of future programs.

As a recognition of COSIPA's actions, particularly with respect to support to welfare institutions, the City Council of Cubatão granted it the "Cubatão's Friend Company" Award.

Outstanding among the main programs benefiting the community are:

Green Area Program

These programs are designed to reconstitute native plantlife in areas degraded by human occupancy.

In 2005 USIMINAS' main plant nursery in its zoo-botanical park produced a total of 256,917 seedlings native to the region. Priority was given to the Riverbank Forest Project, run in partnership with the NGO Relictos Foundation and the State Forests Institute (IEF - Instituto Estadual de Florestas), along 22 kilometers of riverbanks on the Piracicaba and Doce Rivers. The project reaches a total area of 185.30 hectares, and 6,145 seedlings were planted in 2005, making a total of 391,189 plantings. In addition, in order to recover green areas affected by forest fires, total 61,757 native species seedlings were planted in 2005 in Urban Woodlands in the Ideal, Iguaçu and Bom Jardim neighborhoods of Ipatinga, as well as in areas surrounding the Usipa club. The seedlings grown in the USIMINAS central nursery were also used to ornament its industrial plants and maintain urban woodlands. These activities allowed Ipatinga to reach a rating of 127 m^2 green area per inhabitant, tenfold the level recommended by the World Health Organization (WHO) of 12m^2/inhabitant.

The "São Paulo Orchard - More Green, More Life" project introduced by the São Paulo State Environment Bureau was supported by COSIPA, fostering the environmental reclamation of the Pinheiros River banks. The stretch of river adopted by COSIPA and five other companies is located close to the University Campus Bridge, where the soil was reclaimed and tree seedlings were planted. This Project bought Cosipa the honor of the Von Martius Prize, awarded by the Brazil-Germany Chamber of Commerce and Industry in São Paulo.

At the José Bonifácio de Andrada e Silva Plant, the Landscape Master Plan was drawn up in 1999 for its on-site green areas. The complete project includes establishing 213,000m^2 of new green areas and upgrading 480,000m^2 of existing green areas. The project started in 2000 and its first stage ended in 2002 upon completion of 56% of new plantings (119,500 m^2) and 24% of the upgrading works (117,000 m^2). In these areas, 5,500 trees (400 adult trees), 6,000 bushes and 62,000 m^2 of shrubs and low plants were planted, resulting in the introduction of a further 92 new plant species. This initial stage took the total green area at COSIPA Plant to 1,154,000 m^2, resulting in an average of over 96m^2 of green area per employee, well above the minimum level recommended by the World Health Organization (WHO).

Wildlife Protection

Protecting natural assets, particularly local wildlife, is another field where USIMINAS is active, through the Usipa Cebus Biodiversity Center, run by the Usipa Sports and Recreation Association (CEBUS), registered with Ibama under No. 247.002/2002.

Following Ibama guidelines, CEBUS welcomes wild animals in many different situations, some seized by the Forest Rangers, or by Ibama itself, while others are donated privately. Most of these animals require special care during their recovery, which is conducted by specialists who include veterinarians and biologists, in addition to skilled handlers from the USIPA staff.

In 2005, CEBUS carried on its joint action policy, working with Ibama and the Minas Gerais State Environment Police, helping handle, screen and assign wild animals seized by the various entities. In order to meet a request made by IBAMA, CEBUS received and is temporarily sheltering a Siberian Tiger (Panthera tigris altaica), the world's largest cat. It received also a male tapir (tapirus terrestris) from the Belo Horizonte zoo to mate with a female living at CEBUS.

On May 26, 2005, two male guará wolves, an endangered species, were given birth at


Seedling Nursery – Zoo-botanic Park

CEBUS. In December, CONSUL promoted a contest among the region's schools to choose the wolf pup names: Guarani and Guaraná.

In November CEBUS received from the State Environmental Police around 300 birds from the Brazilian fauna for treatment and prompt release. Among the species received there were canaries (sicalis flaveola and sicalis pelzelni), tanagers, blue-birds, orioles, song thrushes (Turdus Philomelos), blackbirds (turdus merula) and crown sparrows.

Relying on the USIMINAS sponsorship, CEBUS offered "Sequential Refreshment Courses on Wild Life" to environmental policemen from a number of Minas Gerais towns, including classes at the Usiminas zoo and Zoo-botanic Park. The courses were split in 3 different modules spread over the second half of the year, and their purpose was:

- to practice methods and techniques for wildlife identification by the students, with an aim to work out concepts and attitudes in the frame of an effective environmental pro-tection and inspection methodology.
- to identify and prevent the main zoonoses (animal diseases communicable to humans) while handling wildlife during environmental protection and inspection activities.
- to practice methods and techniques for safe wildlife handling by policemen during environmental protection and inspection activities, from seizure and transportation stages to the animal release.

Thirty officers were conferred course certificates.

In a joint work with the University Center UNILESTE/MG (Centro Universitário do Leste de Minas Gerais), the research projects started in 2003 were advanced and some completed. The outcome is a higher level of wildlife knowledge, which is essential to manage Usipa Zoo. The Zoo has nowadays 567 animals from 68 different species.

Environmental Education

Environmental education campaigns are run by the Usiminas System's companies for its employees as well as the community.

Environment weeks are organized for the employees and their families.

Rio Negro promoted in 2005 its 5th Environment Week, which highlighted the theme "Educating today not to regret tomorrow", and encouraged a used edible oil collection campaign. Employees and their families attended speeches and were given explanatory material about the campaign and environment preservation as an element of social action. The used edible oil collected during the campaign was taken by a qualified reprocessor, who produces 60 liters of detergent from every 100 liters of oil. The outcome is donated to welfare institutions selected by the Company's volunteering groups.

During the XXVII Environment Week promoted by USIMINAS the "Environment Highlight Award 2005" was conferred to Random S.A Implementos e Participações as an acknowledgement for its environment-related actions, thus encouraging other customers to improve their environmental performance as well.

In order to enhance environmental awareness among the community, particularly the Government-run and private school network, since 1984 Usiminas has been sponsoring the Xerimbabo Environmental Education Project. In 2005, under the motif "The Agenda of Life", the Project dealt with the adoption of Agenda 21 in its various aspects, with special emphasis on the school-related Agenda 21. The Project welcomed 142,379 visitors from 76 Municipal Districts and 540 schools, mainly from the Steel Valley and Rio Doce Valley regions, building up a total participation in these twenty one campaigns of more than

1.2 million people. In spite of a slight reduction in the number of participating towns and schools, a greater number of students attended the activities. There was also a remarkable increase in the number of schools from towns located in the surroundings of Ipatinga. The Xerimbabo Project has been visited by in excess of 1.5 million people since 1984.

9.7 Commitment to the Future

Based on a painstaking classification of environmental impacts, the Environmental Management System has drawn up operating procedures that are designed to prevent or minimize these impacts.

The goals and targets are constantly reworked, in order to control significant impacts and ensure the ongoing improvement of its environmental performance. At USIMINAS, this program was reviewed in 2005, with the following commitments established for 2004 through 2008:

	Commitments Assumed	Progress in 2005	Future Commitments
AIR	1. Implementation of the High Pressure Ammonia Liquor System by December 2005; 2. Refitting of the top of Coke Oven Battery no. 2 by September 2005.	1. The High Pressure Ammonia Liquor System was designed and specified in 2005; erection has already been started, and completion is planned for April 2006. 2. Refitting of the top of Coke Plant no. 2 was completed. Specification, procurement and beginning of erection of a new coal loading car for Coke Plant no. 2, completion being foreseen for June 2006.	1. Completion of High Pressure Ammonia Liquor Injection System. 2. Installation of the new coal loading car for Coke Plant no. 2. 3. Implementation of the new dedusting system for the coal crushing facility.
Water	To reach a water recirculation rate equal to or higher than 93.9% by December 2005.	In 2005, the recirculation rate reached 94.1 %.	The following are the targets for 2006: • Specific new freshwater consumption equal to or lower than 10.98 m^3/ton of crude steel. • Recirculation index equal to or higher than 94.3%.
Soil	1. Disposal of class IIa and IIb wastes in controlled landfill equal to or lower than 15,000 tons/month. 2. Decontaminate the soil in the old solid wastes dump area ("Redondo Shaft").	1. The average amounts of solid wastes dumped in the controlled landfill (18,873 tons/months) and solid wastes sales (1,731,754 tons) failed to match the target established for 2005 due to difficulties faced by potential purchasing companies to get the required environmental licenses. 2. Water and Organic Vapor Treatment Station under normal operation.	1. For 2006, the target for disposal of class IIa and IIb wastes in controlled landfill is maximum 7% of the overall wastes generated. 2. Continued operation of the organic vapor and water treatment station to decontaminate the Redondo Shaft area.

At Cosipa, this Program established the following commitments:

	Commitments Assumed	Progress in 2005	Future Commitments
Air	Modification of the ammonia injection ring system in the chambers of incinerators 1 and 2 in order to increase the ammonia burning efficiency; up to November 2005	The ammonia injection system was replaced; ammonia burning efficiency is now higher than 99%.	Installation of self-adjusting doors on the coke battery ovens and refit the furnace walls in order to eliminate gas leaks by December 31, 2007.
Water	To level and pave the ends of the coal yards and improve the draining troughs and the settling tanks, avoiding material to build up on the yard floor and its subsequent dragging into the settling tanks.	Installation of a containment bay underneath the RAF system in order to reduce dragging of material into the rainwater outlet galleries, by April 30, 2006.	Installation of a containment bay in the area of pellet screening and secondary screening/crushing in order to reduce dragging of material into the rainwater outlet galleries, by January 31, 2007.
Soil	To carry out a survey on the contaminated areas at José Bonifácio de Andrada e Silva Plant (Furadinho Dam, Oily Sludge, Askarel, Acid Sludge, Multiserv, Coke and Carbochemicals Plants, East Yard and Ore Yard) - Removal of lime and steelmaking sludge	To carry out a survey on the contaminated areas at José Bonifácio de Andrada e Silva Plant (Furadinho Dam, Oily Sludge, Askarel, Acid Sludge, Multiserv, Coke and Carbochemicals Plants, East Yard and Ore Yard) - Removal of lime and steelmaking sludge	Minimize waste generation.

The following environmental commitments were established by USIPARTS Sistemas Automotivos:

	Commitments Assumed	Progress in 2005	Compromissos Futuros
Air.	Performance monitoring of the new exhaust system.	Monitoring was carried out; results are shown in table 3 above. Half-yearly monitoring program was maintained.	Installation of a system to remove paint sludge from the painting cabin. It would reduce the disposal of pollutants into the atmosphere.
Water	Installation of a press filter in the pre-treatment line to remove phosphate sludge in order to improve the industrial effluent emission control.	Installation completed in 2005; currently in adjustment stage.	1. Operational improvement of the Effluent Treatment Stations (ETS); improvement of operating conditions and correction of environmentally impacting situations. 2. Installation of ultrafiltration membranes in the E-coat system. This facility would allow recirculation of waters used in the electrophoretic painting system, thus avoiding effluent generation (high organic load).
Soil	Environmental evaluation and correction of the tool yard. Improvement of the rainwater outlet area at the paintwork section.	Study made by CSD-Geoklock was approved by the environmental agency. Execution of concrete pavement and contaminant collection system in 514 m^2 of yards.	• Concrete pavement of an area of 1,790m^2 in the tool yard. • Completion of the spillage containment system, including connection to the ETS's • Covering of an area of 3.154m^2 in the tool yard.

In 2006, Usiminas Mecânica will implement an environmental investment program in its production units in order to match their main performance indicators with the accepted standards:

	Commitments Assumed	Progress in 2005	Future Commitments
Water	Operation of the Sewage Treatment State at an operating rate equal to or higher than 90% in 2005.	The Sewage Treatment Station operated at an average rate of 95.14% in 2005.	To keep the Sewage Treatment Station operating performance at 95% in 2006.
Air	Control of atmospheric emissions from the painting processes by December 2005 through implementation of a painting process control by December 2005.	New painting cabin was built, including all the required environmental control devices – Project completed in August 2005.	To keep atmospheric emissions within the applicable legal standards.
Power	To maintain electricity and LPG consumption rationalization program according to the established objectives, adjusting sectoral consumption goals.	The Logistic, Equipment and Structures departments achieved the electric power consumption reduction goals; the GLP consumption also matched the reduction goals in the Blanking, Equipment and Structures departments.	To maintain in 2006 the electricity and LPG consumption rationalization program according to the established objectives, adjusting sectoral consumption goals.

At UNIGAL, a goal was established for the reduction of metallic scrap, the main waste generated by its production process.

	Commitments Assumed	Progress in 2005	Future Commitments
Wastes	Reduction in the scrap generation index: minimum 2%	The Company did not accomplish the 2005 goal of scrap generation reduction. There was a 5.97% increase from the previous year's (2004) level. The non-compliance was due to changes in automotive customers' trimmed edge specifications.	For 2006, the scrap generation reduction goal is 1% from 2005 levels.

Usiminas Headquarters Garden designed by Burle Marx




Quarry – Zoo-botanic Park (Environmental Recovery area)



Vision and Strategy		Economic				Social			
1.1	7, 14, 29, 36, 51	Mandatory		Additional		Mandatory		Additional	
	70, 82	EC1	20			Employees			
1.2	5	EC2	26			LA1	8 a 12, 35 a 37	LA12	35, 37, 38,
		Suppliers				LA2	8 a 12, 106		42 a 46
	Profile	EC3	20, 30	EC11	29, 30	Labor Relations			
2.1	7 a 12	EC4	30, 106			LA3	36	LA13	14, 15, 37
2.2	8 a 12	Employees				LA4	36, 37		
2.3	8 a 12	EC5	20, 35, 105			Health & Safety			
2.4	8 a 12	Financers & Stockholders				LA5	39 a 41		
2.5	8, 10, 11	EC6	19, 20, 106			LA6	39 a 41		
2.6	8 a 12	EC7	19, 20, 106			LA7	39, 106		
2.7	26	Public Sector				LA8	(7)*		
2.8	5, 8 a 12	EC8	19, 20, 105, 106	EC12	105	Training & Education			
2.9	8 a 14, 19, 20,	EC9	105			LA9	43, 44	LA16	43, 45
	25, 26, 29, 30,	EC10	51, 53, 105					LA16	43, 44
	35 a 37, 93, 94	Indirect Economic Impacts				Diversity & Opportunity			
2.10	106, 111, 112			EC13	53	LA10	106		
2.11	5, 103					LA11	111, 112		
2.12	103	Environmental				Strategy & Management System			
2.13	8 a 12, 106, 107	Mandatory		Additional		HR1	36 a 38		
2.14	10, 106, (1)*	Materials				HR2	29, 30, 35 a 46		
2.15	106, (1)*	EN1	(2)*			HR3	29, 30, 31, 93		
2.16	106, (1)*	EN2	84			Non-discrimination			
2.17	106	Power				HR4	36 a 38, 106		
2.18	19, 20	EN3	92, 93	EN17	92, 93	Freedom of Association and Collective Bargaining			
2.19	106, (1)*	EN4	92, 93	EN18	92, 93	HR5	36, 37		
2.20	12,15			EN19	92, 93	Child Labor			
2.21	12, 14, 15	Water				HR6	30		
2.22	106, 111, 112	EN5	85	EN20	85 a 88	Disciplinary Practices			
				EN21	85 a 88			HR9	(6)*
Manegement System				EN22	85 a 88			HR10	36
3.1	12 a 15	Biodiversity				Safety Practices			
3.2	111, 112	EN6	8 a 11	EN23	8 a 11			HR11	39, 40, 41
3.3	12, 13	EN7	84	EN24	8 a 11	Indigenous Rights			
3.4	12, 13			EN25	(4)*			HR12	(8)*
3.5	(2)*			EN26	94 a 97			HR13	(8)*
3.6	14, 15, 36, 51,			EN27	94 a 96			HR14	(8)*
	93, 94			EN28	(4)*				
3.7	7, 14, 36, 51,			EN29	(4)*	Comunnity			
	69, 82					SO1	51, 52	SO4	13, 14, 38
3.8	12	Emissions, Effluents & Wastes				Corruption & Bribery			
3.9	15	EN8	81 a 92			SO2	12		
3.10	14, 15, 25, 30,	EN9	(5)*			Political Contributions			
	36, 51, 93, 94	EN10	88 a 91			SO3	12	SO5	
3.11	14, 15, 25, 30,	EN11	84, 85			Competition & Pricing			
	36, 51, 93, 94	EN12	86 a 88					SO6	106
3.12	14, 15, 25, 30,	EN13	86 a 88					SO7	12 a 15
	36, 51, 93, 94	Suppliers				Consumer Health & Safety			
3.13	15			EN33	30, 31, 93	PR1	25	PR4	106
3.14	13	Products & Services						PR5	106
3.15	13, 14, 36, 51,	EN14	85					PR6	13, 14, 38, 113
	93, 94	EN15	85			Products & Services			
3.16	29, 30, 93	Conformity				PR2	25		
3.17	19, 20	EN16	(6)*			PR7	106	PR8	25, 26
3.18	10, 11	Transportation				Advertising			
3.19	47, 65, 77, 97, 99			EN34	91			PR9	14
3.20	113	General						PR10	(6)*
				EN35	81	Respect to Privacy			
						PR3	26	PR11	106

* Please refer to " explanatory notes" on pages 106 and 107.

10.2 Usiminas System in Figures - IBASE

1. Calculation Basis	2005						2004					
	Usiminas			Usiminas System			Usiminas			Usiminas System		
1.1. Net Revenues - RL	6,956,208			13,040,726			6,683,127			12,229,873		
1.2. Operating Income - RO (1)	2,842,709			4,784,572			2,792,560			4,983,067		
1.3. Gross Payroll - FPB	531,684			1,013,133			521,198			1,016,554		
2. Internal Social Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
2.1 Mandatory Social Security	98,293	242,509	18.49	23.94	1.41	1.86	110,722	311,006	21.24	30.59	1.66	2.54
2.2. Supplementary Pension Fund	22,024	29,535	4.14	2.92	0.32	0.23	72,668	81.538	13.94	8.02	1.09	0.67
2.3. Benefits												0
2.3.1. Catering	16,099	44,892	3.03	4.43	0.23	0.34	14,957	34,747	2.87	3.42	0.22	0.28
2.3.2. Healthcare	13,267	26,077	2.50	2.57	0.19	0.20	10,399	22,243	2.00	2.19	0.16	0.18
2.3.3. Industrial Safety and Medicine	14,621	23,094	2.75	2.28	0.21	0.18	8,636	14,656	1.66	1.44	0.13	0.12
2.3.4. Education	0	116	0	0.01	0	0	0	0	0	0	0	0
2.3.5. Culture	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Professional Development and Capacity-Building (2)	5,307	7,307	1.00	0.72	0.08	0.06	5,091	8,704	0.98	0.86	0.08	0.07
2.3.7. Day-care Centers or Allowances	0	19	0	0	0	0	0	19	0	0	0	0
2.3.8. Transportation	2,875	17,547	0.54	1.73	0.04	0.13	2,736	14,775	0.52	1.45	0.04	0.12
2.3.9. Insurance	1,121	2,591	0.21	0.26	0.02	0.02	807	1,651	0.15	0.16	0.01	0.01
2.4. Others	2,063	7,572	0.39	0.75	0.03	0.06	2,639	7,095	0.51	0.70	0.04	0.06
2.5. Employee Profit-Sharing Scheme	67,554	96,812	12.71	9.56	0.97	0.74	92,938	133,270	17.83	13.11	1.39	1.09
Total 2 – Internal Social Indicators	243,224	498,071	45.76	49.17	3.50	3.90	321,593	629,704	61.70	61.94	4.82	5.14
3. External Social Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
3.1. Education	193	1,499	0.01	0.03	0.00	0.01	160	1,429	0.01	0.03	0.00	0.01
3.2. Culture	9.670	14,616	0.34	0.31	0.14	0.11	8,075	13,425	0.29	0.27	0.12	0.11
3.3. Healthcare and Sanitation	397	497	0.01	0.01	0.01	0.00	330	330	0.01	0.01	0.00	0.00
3.4. Sports	496	496	0.02	0.01	0.01	0.00	412	412	0.01	0.01	0.01	0.00
3.5. Combating Hunger /Food Security	30	30	0.00	0.00	0.00	0.00	25	25	0.00	0.00	0.00	0.00
3.6. Others	1,051	1,069	0.04	0.02	0.02	0.01	873	873	0.03	0.02	0.01	0.01
Total contributions to society	11,837	18,207	0.42	0.38	0.18	0.13	9,875	16,494	0.35	0.34	0.14	0.13
3.7. Taxes (social security excluded)	1.807.240	2,896,788	63,57	60.86	25,98	22,21	1,764,696	2,832,043	63.19	56.83	26.41	23.16
Total 3 – External Social Indicators	1.819.077	2.914.995	63,99	61,25	26,16	22,34	1,774,571	2,848,537	63.54	57.17	26.55	23.29
4. Environmental Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
Investments related to corporate operation/production (3)	47,605	60,465	1,67	1.27	0.68	0.46	7,310	11,862	0.26	0.24	0.11	0.10
Investments in external programs and/or projects	0	0	0	0	0	0	0	0	0	0	0	0
4.1 Total Environmental Investments (3)	47,605	60,465	1.67	1.27	0.68	0.46	7,310	11,862	0.26	0.24	0.11	0.10
4.2 Regarding the establishment of annual targets for minimizing wastes generation and consumption in general by the production /operation areas, and enhancing the efficient use of natural resources, the Company:	( ) has no targets ( ) complies 0- 50% ( ) complies 51% - 75% (X) complies 76% - 100%						( ) has no targets ( ) complies 0- 50% ( ) complies 51% - 75% (X) complies 76% - 100%					

5. Staff Indicators	As of December 31, 2005		As of December 31, 2004	
	Usiminas	Usiminas System	Usiminas	Usiminas System
5.1. Headcount at end of period	7,962	19,688	7,967	19,422
5.2. No. of Hires in Period	540	2,002	329	2,310
5.3. No. of Outsourced Personnel	5,628	16,042	5,542	15,171
5.4. No. of Interns/On-the-job Trainees	179	555	249	653
5.5. No. of Employees over 45 years of age (4)	2,238	4,489	2,331	4,037
5.6. No. of Women working for the Company (4)	306	904	307	886
5.7. % Management Positions held by Women (4)	4	14	3	17
5.8. No. Negroes working for the Company (4)	468	1,139	516	1,139
5.9 % Management Positions held by Negroes (4)	0	7	0	8
5.10. No. of Disabled Employees (5)	122	393	150	542

6. Significant Information on the Exercise of Corporate Citizenship	2005 Actuals			2006 Targets		
	Usiminas	Usiminas System		Usiminas	Usiminas System	
Ratio between the highest and lowest remuneration in the Company	35.94	34.99		35	35	
Total number of work accidents	11	66		0	0	
Outreach and environmental projects implemented by the Company were defined by:	(X) senior officers	( ) senior officers / managers	( ) all employees	(X) senior officers	( ) senior officers / managers	( ) all employees
Workplace safety and health standards were defined by:	( ) senior officers	( ) senior officers / managers	(X) all employees plus CIPA	(X) senior officers	(X) senior officers / managers	(X) all employees
With regard to trade union freedom, the right to collective bargaining and in-house worker representation, the Company:	(X) is not involved	( ) follow the ILO standards	( ) encourages and comply with ILO standards	(X) is not involved	( ) follow the ILO standards	( ) encourages and comply with ILO standards
The supplementary pension fund covers: (6)	( ) senior officers	( ) senior officers / managers	(X) all employees	( ) senior officers	( ) senior officers / managers	(X) all employees
Profit or earnings sharing scheme includes:	( ) senior officers	( ) senior officers / managers	(X) all employees	( ) senior officers	( ) senior officers / managers	(X) all employees
When selecting suppliers, the same ethical, social accountability and environmental responsibility standards as adopted by the Company:	( ) are not considered	( ) are recommended	(X) are required	( ) are not considered	( ) are recommended	(X) are required
With regard to employee participation in volunteering programs, the Company:	( ) is not involved	( ) supports	(X) organizes and encourages	( ) is not involved	( ) supports	(X) organizes and encourages
Total number of consumer complaints and criticisms:	At the Company - 0	At Procom - 0	In Courts - 0	At the Company - 0	At Procom - 0	In Courts - 0
% complaints and criticisms answered or resolved:	At the Company - 0	At Procom - 0	In Courts - 0	At the Company - 0	At Procom - 0	In Courts - 0

	2005		2004	
Overall value added to be distributed (R$ 000):	Usiminas	Consolidated	Usiminas	Consolidated
Distribution of Value Added (DVA)	R$ 6,542,203	R$ 8,504,632	R$ 5,693,027	R$ 7,659,819
	28.50% Government 7.25% Staff 17.05% Stockholders 4.43% Third Parties	35.36% Government 10.62% Staff 13.11% Stockholders 7.95% Third Parties	31.97% Government 8.69% Staff 18.77% Stockholders 5.70% Third Parties	38.87% Government 11.37% Staff 13.95% Stockholders 10.34% Third Parties 25,47 % Withheld

Additional Information	
For clarification about stated information, please refer to:	Engineer Marcus Rogério Carneiro Lemos Telephone: (55) xx 31 3499 8272 E.Mail : ubhpgh01@usiminas.com.br

(1) – Before net financial revenues and expenses, equity earnings, amortization of premium/discount and interest.
(2) - Investments in Education are accounted for together with Investments in Professional Development and Capacity-Building.
(3) – Environmental investments related to production / operating area of the companies were accounted for together with external projects and/or programs.
(4) - The Usiminas System's companies do not accept any type of prejudice, whether racial, religious, political or any other kind whatsoever. The figures reflect the spontaneous individual statements of the employees, in compliance with the legal requirements for preparing the information presented in the RAIS, according to the Brazilian Law.
(5)- According to a 'Conduct Adjustment Agreement' entered into with the Labor Public Attorney Office, the proportion of disabled employees provided for by Law excludes the operational jobs, which, based on the work safety regulations, would be incompatible with a safe operation or would expose the disable employee to accident risk. There are other disable employees working for the Company, whose condition has not been attested by the competent public agencies as yet.
(6)- The closed private pension funds cover all the employees of the companies that signed up as Sponsors.

10.3 Explanatory Notes

Content Index - Global Reporting Initiative

(1) There were no significant changes vis-à-vis the scope of the report or administrative practices compared to the previous report.

(2) Compensation of the Senior Management Team is defined by the Board of Directors, and publicized in compliance with the provisions of the Brazilian Securities Commission – CVM and by law.

(3) Not presented due to the complexity, quantity and diversity of materials used in steel companies, entailing an excessively extensive report.

(4) Companies in the Usiminas System do not operate in environmentally sensitive or protected areas, or in areas where the companies' actions threaten species included in UICN's Red List.

(5) Gases as CFC have not been used by USIMINAS in any of its operations since 1998.

(6) No company in the Usiminas System has been fined for serious non-compliance with

mental law, or international Declarations, Conventions and Treaties, advertising and marketing regulations or by legal suits for disrespecting human rights.

(7) USIMINAS does not discriminate employees or persons with HIV/AIDS and adheres to the same guidelines applicable to other infectious and contagious diseases.

(8) Companies in the Usiminas System are geographically distant from the sites where Brazilian indigenous populations reside, who represent less than 0.2% of the population and are under special protection afforded by Brazilian law.

IBASE Matrix – Breakdown of figures presented

Calculation Basis

- Outlays on Staff: includes all expenditures on the annual remuneration of the employees, the respective social security dues as required under Brazilian Law, closed private pension fund levies, insurance, education, capacity-building and refresher or advanced courses for the staff, welfare benefits and compensation for rescission of labor contracts.

Labor Indicators

- Social Security: refers to the mandatory dues paid on wages in compliance with Brazilian Law.
- Private Pension Fund: refers to the Company contribution to building up the closed private pension scheme reserves administered by the Usiminas Employee Savings Institution (Caixa dos Employees da Usiminas). This includes monthly levies calculated on the wages paid and coverage for underfunding in the future benefits reserves.

Benefits

- Healthcare Programs: this covers expenditures incurred through implementing occupational health and health promotion programs, in addition to social welfare and medical, hospital and dental aid under the free choice and directed choice systems, always implemented through actions that supplement Government initiatives, with joint participation where permitted by Brazilian Law.
- Insurance: expenditures on groups life assurance premiums taken out on a joint basis and covering all employees, at the discretion of the Company.
- Transportation: expenditures on employee commutes between the industrial areas of the Company, and awarding the Transportation Voucher benefit established by Brazilian Law.
- Meals: refers to the expenditures incurred jointly for supplying meals at work and investments in improvements.
- Education, Capacity-Building, Training and Advance/Refresher Courses: investments in capacity-building and staff development at all employee levels, using in-house and outside resources in Brazil and abroad in the technological area, as well as human and social competencies. This also includes in-house work appreciation, industrial safety and quality campaigns.
- Other Benefits: covers the reimbursement of expenditures on day-care centers incurred for the offspring of employees and support for outreach activities within the community.

Taxes

Covers the taxes falling due on the revenues (IPI and ICMS) net of acquisition credits, PIS, COFINS and ISS; taxes on profits (income tax and social security) land tax (IPTU) and the provisional financial transaction levy (CPMF).

Cultural Investments:

Includes tax exemptions and maintenance and support for the cultural programs and assets of the Usiminas Cultural Institute (USICULTURA).





Anta Lake - Internal area of Intendente Câmara Plant



11. Corporate Information

Usinas Siderúrgicas de
Minas Gerais S/A – USIMINAS
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte – MG – CEP 31 310-260
www.usiminas.com.br

Companhia Siderúrgica
Paulista S/A – COSIPA
Av. do Café, 277 – Torre "B"
Vila Guarani – São Paulo – SP
CEP 04 311-000
www.cosipa.com.br

Board of Directors
Bertoldo Machado Veiga (Chairman)
Ermínio Tadei
Gabriel Stoliar
Hidemi Kawai
José Carlos Martins
Kenichi Asaka
Marcelo Pereira Malta de Araújo
Marcus Olyntho de Camargo Arruda
Marta Xavier Gonçalves
Rinaldo Campos Soares

Senior Management
Chief Executive Officer: Rinaldo Campos Soares
Chief Development Officer: Gabriel Márcio Janot Pacheco
Chief Commercial Officer - Domestic Market:
Idalino Coelho Ferreira
Chief Financial and Investors Relations Officer:
Paulo Penido Pinto Marques
Chief Industrial Officer: Omar Silva Júnior
Chief Commercial Officer - Exports: Renato Vallerini Júnior
Chief Special Relations Officer: Ricardo Yasuyoshi Hashimoto

DUFER S/A
Rua Dianópolis, 750
São Paulo – SP
CEP 03 126-007
www.dufer.com.br

Chief Executive Officer: Cláudio Antônio Arcoverde Credie

Usiminas Mecânica S/A – UMSA
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte – MG
CEP 31 310-260
www.usiminasmecanica.com.br

Chief Executive Officer: Guilherme Muylaert Antunes

Rio Negro Comércio e Indústria de Aço S/A
Av. Monteiro Lobato, 2.805
Bairro São Roque – Guarulhos – SP
CEP 07 190-902
www.rionegro.ind.br

Chief Executive Officer: Carlos Jorge Loureiro
Vice-President: Luis Eduardo Kikinger Abreu
Controller: Delson de Miranda Tolentino
Chief Financial & Administrative Officer: Walter Roberto Areias
Chief Development & Coordination Officer: Hiroshi Hayashi

Fasal S/A Comércio e Indústria de Produtos
Siderúrgicos
Rua Dr. Angelo Teixeira da Costa, 602
Santa Luzia – MG
CEP 33 045-170
www.fasal.com.br

Chief Executive Officer: Johannes Bernardus Sleumer
Controller: Bertoldo Machado Veiga
Chief Superintendent Officer: Antônio Morais de Assis

USIFAST Logística Industrial S/A
Rua das Indústrias, 136
Bairro Parque São João - CEP 32.341-490
Contagem - MG
www.usifast.com.br

Chief Commercial & Operations Officer: Mário Lincoln Costa
Chief Financial & Administrative Officer:
Janaína Duarte Rezende Lima

USIPARTS S/A Sistemas Automotivos
Pça Gil Pimentel Moura, s/n – Conjunto "B"
Pouso Alegre – MG CEP 37 550-000
www.usiparts.com.br

Chief Executive Officer: Flávio Del Soldato
Chief Financial & Industrial Director: Adenides E. de Matos
General Sales Manager: João Pessoa do Nascimento Júnior
Human Resources Manager: José Eustáquio B. Parreiras

USIROLL - Usiminas Court Tecnologia
de Acabamento Superficial Ltda
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35 160-900

Manager: Celso Luiz Carvalho Ulhoa

UNIGAL Ltda
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35 160-900

General Manager: José Neves Fernandes

Fundação São Francisco Xavier
Av. Engenheiro Kiyoshi Tsunawaki, s/n
Bairro das Águas - Ipatinga - MG
CEP 35.160-158

President: Rinaldo Campos Soares
Chief Executive Officer: Ronaldo Monteiro de Sousa
Hospital Mário Cunha Director: José Carlos de C. Gallinari
Colégio São Franciso Xavier Director: José Amilar da Silveira
Integrated Dental Center Manager: Antônio M. da Silva
Financial & Administrative Manager: Robson Miranda Pinto
Healthcare Plan Manager: Adseu Álvares de Andrade

Caixa dos Empregados da Usiminas
Rua Prof. José Vieira de Mendonça, 3011
Belo Horizonte - MG - CEP 31.310-260
www.caixausiminas.com.br

President: José Olímpio da Silva
Chief Financial Officer: José Ruque Rossi
Chief Officer for Benefits: Antônio Furtado de Araújo

Fundação Cosipa de
Seguridade Social - FEMCO
Av. Conselheiro Nébias, 368-A,
Santos - SP - CEP 11.015-002
www.femco.org.br

President: Heraldo Alves Margarido Júnior
Chief Financial Officer: Aristídes Bernardino Andrade Neto
Chief Administrative Officer: Carlos Gaggini

Cooperativa de Crédito Mútuo dos
Empregados da Usiminas - COOPECO
Av. Castelo Branco, 632 - Horto
CEP 35.160-294 - Ipatinga - MG
coopeco@uai.com.br

President: Luiz Gonzaga Viana Lage
Chief Administrative Officer: José Carlos Rigueira Penna
Chief Financial Officer: Renato Carlos Poggiali De Souza

Cooperativa de Consumo dos Empregados
da Usiminas Ltda. – CONSUL
Av. Pedro Linhares Gomes, 3.900 -
CEP.35.160-290 - Ipatinga - MG
consul.atendimentoaocliente@usiminas.com.br

President: Matusalem Dias Sampaio
Chief Financial & Administrative Officer: Divaldo Pires Guerra
Chief Commercial Officer: Hélcio Moreira Ronzani
Chief Operation Officer: Júlio Eduardo Santos

Cooperativa de Crédito Mútuo dos
Empregados da Usiparts
Pça Gil Pimentel Moura, s/n - Conj. "B"
CEP37.550-000 - Pouso Alegre - MG

President: Gilberto Menegucci
Chief Financial & Administrative Officer: Narciso Correa Mendes
Chief Operation & Accounting Officer: José Lúcio Ribeiro

11.1 International and Brazilian Certificates - Usiminas System's Companies

USIMINAS

Management System
UKAS ISO 9001:1987 - Det Norske Veritas
RvA ISO 14001:1996 - Det Norske Veritas
ISO 14001:1996 INMETRO
RAB ISO9001:2000 - Det Norske Veritas
RAB ISO/TS 16949:2002 - Det Norske Veritas
OHSAS18001 - Det Norske Veritas
Laboratory Accreditation - ISO 17025:2001
Impact and Tension Testing; Pressure Calibration; Force Calibration (Tension and Impact)
Electric Parameter Calibration; Temperature and Humidity Calibration
Assured Product Quality
American Bureau of Shipping
Germanischer Lloyd - GL - 1982
Technischer Überwachungs Verein - TÜV - 1986
Instituto Brasileiro de Qualidade Nuclear - IBQN - 1986
Eletrobrás Termonuclear - ELETRONUCLEAR - 1986
Lloyd's Register of Shipping - LR - 1989
Det Norske Veritas - 1992
Korean Register of Shipping KR - 1995
Nippon Kaiji Kyokai - NK - 1997
Bureau Veritas - BV - 1997
Technischer Überwachungs Verein - TÜV - Mark Ü - 1999
Instituto Argentino de Normalizacion - IRAM / INTI - 2000
Associação Brasileira de Normas Técnicas - ABNT - 2002.

COSIPA

Shipbuilding Certificates - 1981
Total Quality - 1986
ISO 9001 Industrial Processes - DNV/1995
JIS Seal - Product Acknowledgement - Heavy plates for civil construction applications - JIS - Japanese Industrial Standards - 1996
Mark Ü - Product Acknowledgement - Heavy plates for civil construction applications - TUV - Technischer Überwachungs Verein - 1997
QS 9000 - Product Quality Certification - hot and cold strips for the automobile industry - Det Norske Veritas
ISO 14001 Environmental Management - DNV -2000
IRAM/INTI CERTIFICATE - Product Acknowledgement - Heavy plates for civil construction applications - Instituto Argentino de Normalizacion - 2000
ISO 9001 Management - DNV - 2002
ISO TS 16949 Certificate - Quality Certificate for the Automobile Industry - DNV - 2003
OHSAS 18001 Certificate - Det Norske Veritas

FASAL

ISO 9001:200 Quality Certificate - DNV

USIPARTS

TS 16949 - Det Norke Veritas (comprises all the quality standards required by auto makers)
ISO 14001 - BVQI - Bureau Veritas Quality International

RIO NEGRO

ISO 9002:2000
ISO / TS 16949:2002
OHSAS 18001:1999
Instituto ETHOS de Empresas e Responsabilidade Social

DUFER

ISO/TS 16949:2002 for Matrix
NBR ISO 9001:2000 for the Blanking Plant

USIMINAS MECÂNICA

ISO 9001: 2000 - Det Norske Veritas/DNV
ISO 9001:2000 - DNV / RvA
AISC - QMC / AISC -USA
ISO14001:96 - DNV / INMETRO
ISO 14001:96 - DNV / RvA
OHSAS 18001 - DNV
CNEN-NN 1.15 - DNV / INMETRO
ISO 9001:2000 - DNV / INMETRO
ISO 9001:2000 - DNV / RvA

FSFX

Colégio São Francisco Xavier - ISSO 9001:2000 - dnv/RvA
Márcio Cunha Hospital's Clinic Pathology Laboratory - ISSO 9001:2000 - DNV/RvA
Usisaúde - ISSO 9001:2000 - DNV/INMETRO
Márcio Cunha Hospital - "Excellence Accreditation" by Det Norske Veritas in accordance with the National Accreditation Organization's guidelines - IAC 006-002 Certificate

CREDIT

OVERALL COORDINATION - USIMINAS	Human Resources & Admininstration Department
TEAM PARTICIPANTS	Social Communication Department Environment & Urbanism Department - USIMINAS Environment Department - COSIPA Controllers Department Compensation & Benefit Division
EDITORIAL SUPERVISION	Conceito Comunicação Estratégica
GRAPHIC DESIGN	Lúcia Nemer Rui Loureiro DESIGN ASSISTANT Leandro Sacramento Martuse Fornaciari
PHOTOS	Marco Mendes [Lumini] Leonardo Horta Beto Oliveira Rodrigo Zeferino Sérgio Ferreira Rodrigues Fernando Martins Usiminas Archive Every picture in this Report is related to the Usiminas System.

USIMINAS

Rua Prof. José Vieira de Mendonça, 3.011
Engenho Nogueira · Cep 31310-260
Belo Horizonte · Minas Gerais · Brasil
Tel. (31) 3499-8000 · Fax (31) 3499-8899
www.usiminas.com.br



ANNUAL REPORT :: 2005

USIMINAS

FINANCIAL INDICATORS - CONSOLIDATED

R$ million	2001	2002	2003	2004	2005	Chg. 05/04
Gross Revenue	**6.276**	**8.394**	**11.096**	**16.017**	**17.058**	**7%**
Domestic Market	5.337	6.405	8.611	12.211	13.663	12%
Exports	939	1.989	2.485	3.806	3.395	-11%
Net Revenue	**4.883**	**6.634**	**8.660**	**12.243**	**13.041**	**7%**
Gross Profit	1.488	2.356	3.067	5.606	5.415	-3%
Gross Margin	30%	36%	35%	46%	42%	
Operating Income before Financial Result	**1.132**	**1.930**	**2.526**	**4.983**	**4.760**	**-4%**
Operating Margin	23%	29%	29%	41%	36%	
EBITDA	1.547	2.429	3.072	5.666	5.525	-2%
EBITDA Margin	32%	37%	35%	46%	42%	
Net Income	**245**	**(325)**	**1.306**	**3.019**	**3.918**	**30%**
Net Margin	5%	-5%	15%	25%	30%	
Total Assets	**13.729**	**15.523**	**15.573**	**16.967**	**18.195**	**7%**
Shareholders' Equity	**3.358**	**3.033**	**3.999**	**5.949**	**8.753**	**47%**
Net Indebtedness	**7.038**	**8.803**	**6.744**	**3.486**	**2.012**	**-42%**
Investments	**1.324**	**579**	**475**	**324**	**408**	**26%**

Growth of Consolidated Results



Net Revenues
EBITDA
Net Income
R$ billion
4,9
6,6
8,7
12,2
13,0
1,5
2,4
3,1
5,7
5,5
0,2
-0,3
1,3
3,0
3,9
10
5
0
2001
2002
2003
2004
2005

Consolidated Gross Sales



Export Market 25%
Domestic Market 75%

R$ million	2001	2002	2003	2004	2005	Chg. 05/04
Gross Revenue	**6.276**	**8.394**	**11.096**	**16.017**	**17.058**	**7%**
Domestic Market	5.337	6.405	8.611	12.211	13.663	12%
Exports	939	1.989	2.485	3.806	3.395	-11%
Net Revenue	**4.883**	**6.634**	**8.660**	**12.243**	**13.041**	**7%**
Gross Profit	1.488	2.356	3.067	5.606	5.415	-3%
Gross Margin	30%	36%	35%	46%	42%	
Operating Income before Financial Result	**1.132**	**1.930**	**2.526**	**4.983**	**4.760**	**-4%**
Operating Margin	23%	29%	29%	41%	36%	
EBITDA	1.547	2.429	3.072	5.666	5.525	-2%
EBITDA Margin	32%	37%	35%	46%	42%	
Net Income	**245**	**(325)**	**1.306**	**3.019**	**3.918**	**30%**
Net Margin	5%	-5%	15%	25%	30%	
Total Assets	**13.729**	**15.523**	**15.573**	**16.967**	**18.195**	**7%**
Shareholders' Equity	**3.358**	**3.033**	**3.999**	**5.949**	**8.753**	**47%**
Net Indebtedness	**7.038**	**8.803**	**6.744**	**3.486**	**2.012**	**-42%**
Investments	**1.324**	**579**	**475**	**324**	**408**	**26%**

Growth of Consolidated Results


Net Revenues
EBITDA
Net Income
R$ billion
13,0
12,2
8,7
6,6
4,9
5,7
5,5
3,1
3,0
3,9
2,4
1,5
1,3
0,2
-0,3
10
5
0
2001
2002
2003
2004
2005

Consolidated Gross Sales


Export Market 25%
Domestic Market 75%

ANNUAL REPORT :: 2005



its leadership position. Therefore, these resources will be earmarked primarily for the expansion of the second metallurgy at the mills, supplying more higher-quality products and reducing costs. Among the technological advances is the installation of a new hot strip mill at the Cubatão mill, which will increase production capacity by 500,000 tonnes.

At the same time, the Usiminas System has already identified the opportunity to build a new steel mill in the Southeastern region of the country, with the capacity for 5 million tonnes of slab per year. However, this investment, in the total amount of US$ 3 billion, is conditioned upon the formation of alliances with strategic partners and guarantied international demand for slab. In this way, the Usiminas System intends to increase its presence as a major player in the international market with respect to slab and coated sheet.

The contribution of the Usiminas System reaches all of the constituents related to the companies. The Usiminas-Usicultura Cultural Institute is among the ten largest investors in the cultural sector in Brazil, according to data from the Brazilian Ministry of Culture itself. Since 1993, the Usiminas System has invested R$ 87 million to support 722 cultural projects. Its activities extended, in 2005, to the area of influence of Cosipa, an operating unit of the Usiminas System located in the city of Cubatão, on the coastal flats surrounding the port of Santos, in the State of São Paulo.

The Usiminas System also concluded a new phase in its relationship with the community in the region. Proof of this is the Company's community leadership in the Agenda 21 – Cubatão 2020 project, carried out in partnership with CIESP, the municipal government and the private sector. The project involves a participatory process to design a strategic plan for the sustainable development of the municipality.

In the environmental area, Cosipa obtained advanced permission to drain the Piaçagüera Channel. With this important work, shipments to the operating unit which are made via the Private Port Terminal of Cubatão (TMPC) will be able to navigate the channel with 40% more total cargo than is currently possible, reducing shipping costs. The Company expects to receive permission to begin construction in 2006, which will allow for the removal and proper disposal of waste deposited on the bed of the channel.

For all of the reasons, the results obtained by the Usiminas System in 2005 are certainly not surprising. They stem from long-term strategic planning and benefit all of those that participate in this System, integrated by technology and quality. Strengthened by its competitive position, the Usiminas System provides more and more concrete evidence of its commitment to the creation of value for shareholders, through sustainable growth and with corporate responsibility.

All of the initiatives that the Usiminas System implemented in 2005 and has planned for the coming years respect the vocation of development and leadership of the largest steel group in Brazil. These initiatives also show that the System remains alert to opportunities for growth, following a constant trajectory of investments in state-of-the-art technology, maintaining its strategic choice to satisfy the needs of the Brazilian steel market and, thus, giving direction to its capacity to generate value.



Usiminas's Headquarters

1. Corporate Governance



The Usiminas System is committed to the best practices of corporate governance. It continually adopts new measures to improve its communication with the financial market and its investors and guarantee transparency through public meetings, and an annual calendar of company events.

Forever concerned with enhancing its management model, in 2005, the Usiminas System concluded the process of integrating its steelworks with the delisting of subsidiary Cosipa, in March of that year, and the unification of the two boards of executive officers. By capturing synergies and uniting their command, the Intendente Câmara steel mill, in Ipatinga, and the José Bonifácio de Andrada e Silva mill, in Cubatão, have begun operating effectively as two productive motors of the System.

1.1 Structure of Corporate Governance Process

Board of Directors

The Board of Directors is made up of nine full-time members and their respective substitutes, elected by the General Shareholders Meeting, plus the Company's Chief Executive Officer, as a permanent member. The Board, whose members serve a two-year term of office and may be re-elected, brings together representatives of great industrial *groups*, all with a stable financial status and employing a great contingent of professionals. Aware of the challenges inherent to the steel industry, the board members draw upon vast experience and tradition in long-term investment in the productive sector.

Responsible for the election and powers of the members of the Executive Board, the Board of Directors' mission is to oversee the Company's business in general, establishing basic management guidelines and performance control criteria. The Board of Directors is also in charge of approving and following up on the annual budget, investment programs and interests in other companies, among other activities.

Executive Board

One Chief Executive Officer and six other officers (Financial and Investor Relations, Industrial, Domestic Sales, International Sales, Development and Special Relations), with terms of office that coincide with those of the members of the Board of Directors' and with re-election permitted, comprise the unified Executive Board of the Usiminas System. Provided that all applicable law, provisions of the bylaws, and resolutions of the shareholders and Board are followed, the Executive Board has all of the powers to act on behalf of the Company.

The CEO is charged with presiding over the meetings of the Company's shareholders and Board of Directors, coordinating and overseeing the activities of the other officers and their respective areas and ensuring faithful compliance with the resolutions of the Board of Directors and the Executive Board.

Fiscal Council

Non-*permanent*, the Fiscal Council is composed of five members elected by the General Shareholders' Meeting. The Council is in charge of overseeing the actions of the administrators and ensuring compliance with their duties, as set forth in applicable law and the company bylaws, in addition to reviewing the financial statements. The Fiscal Council also provides opinions on proposals related to changes in the corporate capital, investment plans and capital budget, the paying out of dividends and the transformation, merger or split-off of the Company.

Independent Auditors

The Company's policy concerning non-audit-related services of its independent auditors ensures that there are no conflicts of interest, or loss of independence or objectiveness. The services that independent auditors provided to the Company and its subsidiaries from September-November 2005, will be part of the reorganization of outside company activities carried out in together with legal counsel.

Internal Auditors

Usiminas maintains an Internal Control System that aims to guarantee compliance with policies and strategic objectives through organizational structure, rules and procedures. Giving priority to the adoption of control mechanisms suited to the agility required by the competitive environment, this system is continually reviewed and monitored. In addition to ensuring an ethical posture in conducting business, we seek transparency in the generation of information, the rational use of resources, the preservation of assets and the organization's interests.

On the intranet, there is a link for the "Internal Auditors" page that allows any user to communicate with the department, to request their services or report situations that may require their attention. The idea is to increase the flow of information and the efficacy of internal control.

1.2 Investor Relations

The Investor Relations department is in charge of disseminating detailed information on the Usiminas System. The Company is listed on the São Paulo Stock Exchange (Bovespa), and also has Level 1 ADR's traded on the New York Stock Exchange. In July 2005, Usiminas made its debut on Latibex – the European exchange specializing in the stocks of Latin American companies -- to facilitate access of the European financial community to the Company's shares. From the time of their listing to the end of 2005, Usiminas' shares reached third place for the most heavily traded shares on Latibex. The Company's professionals constantly make available all of the information necessary for the market to accurately evaluate the Company's results and plans.

Top Performer

Usiminas was elected the "Top Performer" in Investor Relations for the second year in a row by the American magazine Institutional Investor, together with more than 50 institutions that cover the Latin American capital markets. The survey ranked Usiminas in second place in the "buy side" category for the "metals & mining" industry. The rankings were based on transparency, the quality of financial information, servicing the needs of analysts and portfolio managers and access to upper-level management.

Transparency Trophy

Usiminas was one of the ten finalists for the "Transparency Trophy - IX Annual Anefac-Fipecafi-Serasa Award", given by the National Association of Financial, Administrative and Accounting Professionals (ANEFAC), in the Publicly Held Companies category.

The finalists were selected from among the 500 largest, best companies in Brazil in the area of commerce, industry and services. The Transparency Trophy is given to companies whose financial statements contain clear, precise and transparent information, fundamental to demonstrating their respect for consumers, shareholders and society. This is the third time that Usiminas has received this recognition.

Meetings with Analysts and Investment Professionals

In 2005, Usiminas carried out a vast agenda of commitments to strengthen relations with the financial community and, in particular, its investors. Highlights from the year included Brazil Day 2005, an event organized by ABRASCA and IBRI, in New York, with the major Brazilian companies; The Latibex Seminar, held in Madrid to promote debate among the international financial community and capital market specialists on Usiminas' principal strategies; and, in December, the announcement on medium and long-term investment strategies at a breakfast for investors, in São Paulo.

Usiminas' Investor Relations department also took part in meetings organized by the Association of Capital Market Investment Professionals (APIMEC), in 2005, in the States of Minas Gerais, São Paulo, Rio de Janeiro, Rio Grande do Sul, Ceará, Santa Catarina and the Federal District, which allowed the Company to reach the main regions of the country where its shareholders are located. This effort is being developed to improve relations with the many participants in the capital markets, constantly seeking to serve the same through transparency, quality information and disclosure.



Cold-rolled Coil Yard


steel coil shipment


3311919

2. Business Management


IFLC

According to data of the International Iron and Steel Institute (IISI), world steel production closed out the year 2005 with a total volume of 1.1 billion tonnes of raw steel, 6% higher than in 2004.

While the principal countries and regions experienced a retraction in production, China set production records, growing 25%, and reaching the 349 million ton mark (32% of the total produced worldwide), which positioned it as the most important country to the global steel industry.

Brazil occupies a distinguished position in Latin America, as the largest producer of raw steel, producing 31.6 million tonnes in 2005 (50% of the total), despite falling 4% in relation to the previous year, according to the Brazilian Steel Institute (IBS). The production of flat rolled products reached 14.2 million tonnes, 2% lower than in 2004.

In 2005, Brazilian demand for flat rolled products reached 9.2 million tonnes, 9% lower than the demand in 2004. This negative performance was due to the country's economic deceleration and the build-up of inventories at the end of 2004 and the first few months of 2005, both with respect to industry and distribution. The phenomenon stemmed from expectations regarding a shortage of products and increasing prices (which never occurred) at the end of 2004. In this way, companies sought to reinforce inventories, to take advantage of the situation in two ways: to have the materials on hand to supply a highly demanding market and to purchase at lower prices. However, due to the retraction in demand, together with increases in production costs at the mills caused by the high prices of iron ore and coal, economic streamlining prevailed among steel companies, which adjusted production and sales accordingly.

Only two sectors that consume flat rolled steel products in 2005 posted positive performances: the auto parts sector, due to the excellent performance of domestic sales and automobile industry exports; and the large-diameter pipe sector, which enjoyed a remarkable volume of Petrobras pipeline

Brazil - Domestic Demand for Flat Rolled Products

In thousands of tonnes	2004	2005	Change%
Automobiles	1,142	1,104	-3.3
Auto parts	1,188	1,279	7.7
Shipbuilding	84	61	-27.4
Agricultural and Highway Machinery	252	180	-28.6
Industrial Equipment	178	144	-19.1
Electronic Equipment	369	350	-5.1
Household appliances	343	278	-19.0
Receptacles	727	725	-0.3
Construction	868	766	-11.8
Re-rolling	365	327	-10.4
Small-diameter pipe	743	719	-3.2
Shapes	168	150	-10.7
Distribution	3,097	2,563	-17.2
Large-diameter pipe	344	393	14.2
Others	241	190	-21.2
Total	10,109	9,229	-8.7

construction projects, especially in the first half of the year.

The largest levels of retraction occurred in the agricultural and highway machinery sectors (due to the drought in the South and Central-Western regions, causing a drop in agricultural prices and loss of income for farmers); the industrial equipment sector (due to the low volume of investment and competition from importers); the distribution sector (due to the previously mentioned build-up of inventories); and the private construction sector (for the non-occurrence of infrastructure projects).

2.1 Operating Performance

The stability of the Usiminas System mills in Ipatinga and Cubatão throughout the year allowed for excellent operating performance. The production of raw steel closed out 2005 with a total volume of 8.7 million and 7.8 million tonnes of coated sheets, respectively, 3% and 5% less than in the previous year. Usminas remained attentive to changes in the scenario that directly influenced demand for steel products and thus, the production and sales programs were adjusted to the new reality. For this reason, these volumes represent a sharp decline when compared to the same period in 2004. At both steel mills, various measures were implemented to reduce costs and improve operations.

At the industrial unit in Ipatinga, the operating rhythm of the mill was adjusted to reduce the use of imported coke and pellets in the manufacture of pig iron. The synergy of the mill with the operating unit in Cubatão guarantied the reduction of the System's expenses as a whole. Other measures which ensured savings for the mill were related to changes in the contract regime governing the supply of energy, from "captive consumer" to "free-market consumer", together with the installation of 59 operational projects, within a well-structured cost-reduction plan, which guarantied savings in processes without compromising operational stability in the areas.

In the technological area, investments in the Research and Development Center were made to develop advanced, high-resistance steels for various industrial sectors. At the same time, the mill also sought to improve the mechanical properties of steel and the optimization of conditions for the use of coated steels.

Based on the example set by the Ipatinga mill, the industrial unit in Cubatão also adjusted its operational rhythm to reduce the use of imported coke and pellets in the manufacture of pig iron. In 2005, Cosipa put a new, automatic ultra-sound heavy plate machine into operation, meeting the most rigorous standards of internal quality. The Company also set annual production records, especially in terms of heavy plate treated thermically and cold-rolled steel products.

2.2 Sales

The volume sold in 2005 was 7.3 million tonnes (67% sold in the domestic market), 9% lower than the sales figure for 2004. Given the situation of the markets, the Company's sales strategy contemplated increasing exports and a policy of adjustment for the domestic market while this situation of adjustment between supply and demand persisted. With this, exports leapt from 28% of sales in 2004 to 33% of sales in 2005.


Sales - System
Domestic Market
millions of tonnes
Exported Market
10
5
0
6,6
1,2
5,4
7,7
2,3
5,4
7,7
2,4
5,3
8,1
2,3
5,8
7,3
2,4
4,9
2001
2002
2003
2004
2005

2.3 Domestic Market

Domestic sales reached 4.9 million tonnes (67% of the total sold), a 14% decrease compared to 2004. This performance was due to the deceleration in economic activity and the excess inventories in the distribution network and certain industrial sectors.

The Usiminas System remained loyal to its strategic commitment to give preferential treatment to the domestic market and defended its leadership position in this market, with a 53% market share in the sale of flat rolled products at the end of 2005. The Company continued to be the largest supplier to important economic segments, such as the automotive; agricultural and highway machinery, industrial equipment, electronic, small and large-diameter pipe, shapes and ship-building industries.

The automotive sector, which encompasses automobile manufacturers and the auto parts industry, was the main driver behind the Brazilian market for flat rolled steel products (with sales increasing 5.2%) due primarily to the increased exports of automobiles and trucks. This growth, however, was not sufficient to offset the retraction in other important consumer sectors, such as private construction and agricultural machinery, resulting in lower domestic sales volumes.

Usiminas System - Domestic Sales of Flat Rolled Products

In thousands of tonnes	2004	2005	Change%
Automobilies	623,6	655,9	5,2
Auto parts	739,0	731,5	-1,0
Shipbuilding	84,3	61	-27,6
Agricultural and Highway Machinery	218,9	164,6	-24,8
Industrial Equipment	164,0	146,2	-10,9
Electronic Equipment	232,7	230,7	-0,9
Household Appliances	123,9	92,2	-25,6
Receptacles	112,6	101,7	-9,7
Construction	417,9	327,4	-21,7
Re-rolling	169,6	114,7	-32,4
Small-diameter Pipe	444,3	373,5	-15,9
Shapes	161,9	149,6	-7,6
Distribuction	1.578,1	1.147,6	-27,3
Large-diameter Pipe	337,1	384,1	13,9
Others	376,1	147,3	-60,8
Total	5.784	4.828,0	-16,5

2.4 Export Market

For the year, the total volume of exports to several continents was 2.4 million tonnes (33% of total sales), representing a 5% increase from 2004. In this regard, special mention is due to the strengthening of trade relations with NAFTA and the European Union and the opening up of new markets on the African continent, such as Morocco and South Africa.

The high quality of Usiminas' products made the signing of new steel supply contracts with European manufacturers Peugeot, Volkswagen and Fiat possible.

2.5 Outlook

The expectation is for a favorable scenario abroad in for 2006, characterized by the growth of the US economy and the steady rhythm of expansion in Asian countries, notably China and India. Certain fears regarding increasing interest rates in the USA and Europe and the high price of petroleum, however, should not hinder the expansion of international trade.

The Usiminas System's Main Markets
(in thousands of tonnes)



Chile 115,5
Colombia 80,6
Argentina 138,4
China 272,3
Taiwan 110
Thailand 197,4
Others 250,8
Mexico 272
South Korea 172,3
USA 665,8

The forecast is that the steel market should behave in a more stable fashion in terms of volumes and prices, which are still at high levels due to the pressure on raw material costs. Even with the forecast for growth in international demand, production capacity should be sufficient to maintain the balance of prices.

In the domestic scenario, the expectation is that current economic policies should be maintained, but with greater flexibility in public spending and in obtaining a primary surplus.

It is further expected that the Brazilian production of steel will increase by 5%, after the 4% drop which occurred in the year 2005. The production of and demand for steel products on the domestic market will be influenced by factors such as the gradual decrease in interest rates, the control of inflation, the continued expansion of credit, the greater availability of government resources for investments in infrastructure, the improved performance of the agricultural sector and a more favorable export scenario.

In an environment of stable prices and normal inventory levels, the Brazilian Steel Institute (IBS) estimates that the demand for flat rolled steel products in Brazil will grow 9% in 2006.

One of the reasons for this forecast is supported by the growth of the private construction industry, driven by the real estate market in the wake of the signing of the "MP do Bem", which allows a tax exemption for the sale and immediate repurchase of another parcel of real estate, through the use of a credit available for financing. Another much-awaited measure is the greater availability of resources through the federal bank Caixa Econômica Federal, with a reduction in interest rates which will make residential housing projects feasible and help the construction industry to recuperate. A greater level of federal government investment in infrastructure works is also expected, along the lines of R$ 15 billion, compared to the R$ 11.5 billion expended in 2005.

Moreover, the outlook includes the maintenance of the rhythm of growth in the automotive sector, as well as renewed growth in the shipbuilding industry, which, after two decades of recession, ought to resume a long period of activities stimulated by Petrobras orders in 2006.

In light of this scenario, the Usiminas System intends to expand its market share, both in the rolled products segment, and with respect to items with a more specific application, such as steel framing, a global construction technology used in developed countries which allows increases in production and quality, while reducing costs. This technology develops internal and external metallic panels made of galvanized steel, for construction that is up to 30% cleaner, safer and faster than conventional methods.



steel framing




Pátio of Hot Rolled Coils



3. Performance of the Business Units

3.1 Steelworks

Usiminas

The leading company in the System, Usiminas is today one of the largest steelmakers in Brazil, producing and selling flat, cold and hot rolled steel products, plates, slabs and coated steels, with a continuous focus on excellence in production and sales, achieving performance and practice indices of a world-class standard.

The year 2005

In 2005, Usiminas implemented a cost reduction plan which encompasses 59 operational projects and affords savings of R$ 1.15 billion, without compromising the stability of the operational areas. The greatest savings, in a total amount of R$ 1.07 million, was enjoyed in the acquisition of supplies (raw materials, surplus items, contracts, oil/grease and operational materials in general). In the raw materials area alone, savings reached R$ 71.85 million.

Another highlight in 2005 was the integration of Cosipa. In the sales area, joint purchasing for the two mills totaled R$ 199.35 million, permitting a reduction in costs for the two companies of R$ 10.87 million. Additionally, Usiminas obtained savings of R$ 54.9 million during the year by changing from "captive consumer" to "free-market consumer" on the electric energy market, pursuant to regulations in force since January 2005.

Production

In the industrial area, the mill closed out 2005 operating at maximum capacity. During the year, adjustments and modifications were made in order to improve the mill's operating performance. In the blast furnace area, for example, the raw materials yard was adapted to the current production capacity of 5 million tonnes/year.

Sales

In 2005, the Company, which was already serving 100% of Honda and Toyota Motor's Brazilian factories, signed new contracts for the supply of steel with European manufacturers Peugeot, Volkswagen and Fiat.

Research

In 2005, Usiminas invested R$ 18 million in its Research and Development Center. We concentrated efforts on the development of advanced, high-resistance steels for the automotive sector, steels for the shipbuilding and offshore industries, the improvement of the mechanical properties of steel used in pipelines for the transportation of oils and gases, and in the optimization of conditions of use of coated steels. During the year, 548 studies were concluded.

Projects

For the future, one of the great steps will be the construction of a new coking battery. The goal of this project is to eliminate the risk of a shortage of coke, avoid imports and reduce costs. With the new coking battery, the Company will no longer need to import around 270,000 tonnes/year of the material. Construction work should beginin 2006.

Energy

The supply of electrical energy will be one of the focuses of investment in the coming years. Currently, there are two turbines capable of generating 20 Mw, guaranteeing the generation of 25% of the total consumed by the mill. In a project that will take 26 months to complete, two new turbines will be installed, to guarantee the generation of another 60 Mw. In this way, our turbines will produce 53% of total energy consumed. The investment in the project will total US$ 100 million, to be paid down over ten years, with a three-year grace period.

The 2005 Numbers – The Parent Company
Employees: 7,962
Sales: 3.8 million tonnes
Net revenues: R$ 7.0 billion
Net income: R$ 3.9 billion
EBITDA: R$ 3.1 billion

Cosipa

Companhia Siderúrgica Paulista (Cosipa) produces raw steel for the manufacture and sale of slab, heavy plate, hot and cold-rolled steel and blanks, used in the automotive, shipbuilding, agricultural machinery, electronic, small and large-diameter pipe and distribution sectors. The José Bonifácio de Andrada e Silva steelworks cover an area of 12.5 square kilometers. In addition to a private port and customs clearing facility, with the capacity to move 12 million tonnes of steel products per year, Cosipa also has a railway network at its disposal that is capable of transporting up to 4 million tonnes per year.

Since its privatization 12 years ago, Cosipa has undergone a massive upgrading process over the course of the last decade. During this period, investments reached US$ 1.2 billion, with US$ 240 million of this amount dedicated to environmental conservation.

The year 2005

The steel mill in Cubatão has eliminated bottlenecks in the production process, obtaining a high level of reliability and maximum exploration of the potential for enriching the product mix.

Production

Thanks to changes made in recent years, Cosipa has managed to expand its production by 5,000 tonnes per month.

Future projects

In the environmental area, in 2005, the Company obtained advanced permission to drain the Piaçagüera Channel. With this work, shipments needed by Cosipa that arrive through the Private Port Terminal of Cubatão (TMPC), another company in the Usiminas System, will be able to navigate the channel with 40% more cargo than is currently possible. The Company expects to receive permission to begin work on this project in 2006.

Also in 2006, the Company ought to begin upgrading one of its continuous casting machines, the equipment responsible for the production of steel plate. The upgrade, which should take two years, will require an investment of US$ 100 million.

Another challenge that Cosipa will have to face is the identification of alternatives for the reduction of process costs. In this sense, the Company is going to install a top turbine capable of transforming gas into energy at Blast Furnace No. 2.

The 2005 Numbers
Employees: 5,487
Sales:3.5 million tonnes
Net revenues: R$ 5.3 billion
Net income: R$ 854.8 million
EBITDA: R$ 2.1 billion
Company control: Usiminas (100%)

Ternium

Leader of the Latin American market for flat steels, Ternium integrates the steelworks Hylsamex (Mexico), Siderar (Argentina) and Sidor (Venezuela). With an annual production capacity of 11.6 million tonnes and revenues estimated at US$ 5 billion, Ternium is the fifth largest producer of steel on the continent, with integrated processes at the productive units in the three countries in which it operates.

Combining the best operating practices of its mills, Ternium intends to expand its market share in Latin America, based on the efficiency of its products and an industrial model focused on sustainable development and the production of high value-added steel. With a vast network of distribution centers and sales affiliates located in main consumer centers around the world, Ternium has a total of 18,000 employees at its production units. To take full advantage of its presence in the US steel market, the Company was listed on the New York Stock Exchange at the end of 2005.

The year 2005

The company was formed in August 2005, with the integration of three steelworks: Hylsamex (Mexico), Siderar (Argentina) and Sidor (Venezuela)..

Together as Ternium, these three companies have joined forces to face a new challenge: growth on a global scale, with production centers throughout the Americas and a solid commercial presence around the globe, to take the fullest advantage of opportunities for customers, employees, suppliers, communities and shareholders.

The 2005 Numbers
Employees: 18,000
Sales: 6.6 million tonnes
Net revenues: US$ 4.4 billion
Net income: US$ 1.1 billion
EBITDA: US$ 1.8 billion
Company control: Usiminas (14.25%)

Unigal

Located in the city of Ipatinga, Unigal is a joint venture between Usiminas and Nippon Steel, dedicated to processing cold rolled coils, by means of hot dip galvanization.

The company holds the following certifications: OHSAS18001 (occupational health and safety management), ISO9001/2000 (quality management) and ISO14001 (environmental management).

The year 2005

Thanks to its stellar operating performance, Unigal has been achieving production levels that exceed its nominal capacity (400,000 tonnes). In 2005, it processed 405,400 tonnes. Net revenues and EBITDA rose 37% and 88%, respectively, over 2004.

The 2005 Numbers
Employees: 170
Sales: 405,400 tonnes
Net revenues: R$ 191.5 million
Net income: R$ 77.9 million
EBITDA: R$ 168.7 million
Company control: Usiminas (79%) and Nippon Steel (21%)



3.2 Capital Goods and Pressing

Usiminas Mecânica

Founded in 1970, Usiminas Mecânica produces equipment and large-scale metallic structures. It is capable of providing metallic structures, from the drawing board to final installation, for light and heavy industrial facilities, commercial buildings, bridges and railway overpasses. Considered to be one of the largest capital goods sector companies in Brazil, it holds several international certifications: AISC, ISO9001, TS9000, OHSAS18001 and ISO14001.

Recently, Usiminas Mecânica began operating under a new organizational structure. Organized into six business units, the company intends to serve the market with greater efficiency, speed and quality. Each unit is focused on a specific business (Industrial Equipment, Metallic Structures, Blanks and Pressings, Metallic Shapes, Industrial Assemblies, Bridges and Metallic Overpasses), thus optimizing sales and the provision of services.

<u>The year 2005</u>

In the industrial assemblies segment, one of Usiminas Mecânica's main deals in 2005 related to the manufacture and assembly of precipitators for the expansion of areas 6 and 7 of the Alunorte Alumina factory, in the city of Bacarena, State of Pará. The project, which was concluded in July, was worth R$ 114.5 million. Another important achievement was the conclusion of the installation of the mine at the new Companhia Vale do Rio Doce facilities, in the Mariana region of the State of Minas Gerais. The contract, in the amount of R$ 27.4 million, was performed in 354 days, almost a full month ahead of schedule.

<u>Work on Repar</u>

In 2005, Usiminas Mecânica also worked on the upgrade of the President Getúlio Vargas Refinery (Repar), in the State of Paraná. This work, which included a special rigging device weighing a total of 308 tonnes, with a crane capable of lifting 800 tonnes, was worth R$ 2.9 million.

In the area of blanks and pressing, Usiminas Mecânica signed a naval industry supply contract in the amount of R$ 24 million. In the industrial equipment segment, the main deals related to the aforementioned precipitators, nine tanks, platforms and footbridges for Alunorte and the delivery of 300 train cars for the transport or iron ore to CVRD (R$ 32 million).

Bridges and overpasses

In 2005, Usiminas Mecânica also signed a US$ 20 million contract for the restoration of the Bronx-Whitestone Bridge, in New York. Built over the East River in 1939, the bridge's concrete base will be replaced with 408 metallic panels manufactured in Ipatinga. The first shipment of panels left the Praia Mole Port Terminal, in the State of Espírito Santo, on April 20, 2005.

Usiminas Mecânica also manages the processes related to the manufacture, supply, transportation, pre-assembly, assembly, structuring, supervision and technical support for the bridge over the Orinoco River. Located in the municipality of Porto Ordaz, 800 kilometers from Caracas, Venezuela, this railway bridge will have an A-588 steel structure weighing 25.36 thousand tonnes, all produced by Usiminas.

Metallic structures

In the metallic structure segment, Usiminas Mecânica concluded various projects in 2005. Among those services relating to industrial and commercial structures, the most noteworthy metallic structures included those for the Brucutu Mine, owned by CVRD (R$ 44 million) and the metallic structures for the garage hangars at Congonhas Airport, in São Paulo (R$ 6.4 million).

For Petrobras, the company produced metallic structures for offshore platform modules. Two generation modules (P52 and P51), which were delivered in 2005 to the client Vetco Aibel, and weighed 1,000 tonnes each, had individual contracts worth R$ 12 million.

Since December, Usiminas Mecânica has been engaged in the manufacture of metallic structures for the construction of the new Petrobras oil platform (P-53), to be installed in the Campos Basin, off the northern coast of the State of Rio de Janeiro.

This enterprise involves 1,245 tonnes of structures used in the platform's compression modules, including manufacturing and painting. All work is to be concluded in seven months.

The 2005 Numbers
Employees: 2,820
Sales: R$ 537.005 million
Net revenues: R$ 20.174 million
Net income: R$ 5.3 million
Company control: Usiminas (99.97%)

Usiparts

Usiparts is the only company in the auto parts sector that produces cabs and complete assemblies, with final paint colors, whether with solid or metallic paint. Principal clients include Audi, Bosch, DailmerChrysler, Fiat, Ford, General Motors, Kia Motors, International Caminhões, Iveco, Mistubishi Motors, Scania, Volkswagen and Volvo. The company holds the following certifications: QS9000 (1998), AVSQ94 (1998), VDA6 (1999), ISO9002 (1995), Iso14001 (2004) and TS16949 (2004).

The year 2005

Usiparts invested R$ 10 million in the modernization of its quality system, the optimization of processes, a new ERP system (integrated management software) and actions dedicated to environmental conservation. During the year, the company managed to increase its global productivity process losses by 5%, it also increased steel profitability by 18%. Net income leapt from R$ 15.3 million in 2004, to R$ 28.4 million in 2005.

The 2005 Numbers

Employees: 1,059

Sales: R$ 249 million

Net revenues: R$ 197 million

Net income: R$ 28.4 million

EBITDA: R$ 29.6 million

Company control: Usiminas (96.53%)


USIFAST

3.3 Logistics

USIFAST

Usifast was created in 1995, through the union of two great companies -- Fasal S/A Comércio e Indústria de Produtos Siderúrgicos and Tora Transportes Industriais Ltda. Usifast acts as an integrated logistic system with the characteristics of a national, multimodal operator dedicated to industry. According to its strategic plan for 2005-2009, in the next three years, the company intends to reach revenues of US$ 123 million annually, with annual net result of US$ 6.5 million.

The year 2005

In 2005, the company's EBITDA rose 55%; and net income increased 48%. In this period, investments in operating assets and information technology reached R$ 6 million. For 2006, the company expects a 40% increase in sales revenues and a 42% increase in net income.

The 2005 Numbers

Employees: 611

Sales: R$ 162.5 million

Net revenues: R$ 146.3 million

Net income: R$ 9.3 million

EBITDA: R$ 16.7 million

Company control: Fasal (50%) and Tora (50%)

MRS

The company that controls, operates and monitors the Southeastern Region of the Federal Railway Network, MRS Logística has been active in railway transport since 1996, when it was created, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. In total, MRS possesses 1,674 kilometers of rail, facilitating the transportation and distribution of cargo in a region of the country that boasts 65% of Brazil's GDP.

MRS's main focus is the transportation of general cargo, such as ore, finished steel products, cement, bauxite, agricultural products, green coke and containers. The company also performs integrated logistics services, including planning, multi-modality and defined transit time.

Thanks to the process of diversifying cargo, the company has customers and partners in various sectors (mining, steelmaking, construction, agriculture, the chemical industry, automotive, among others). Noteworthy customers include MBR, Companhia Vale do Rio Doce and Votorantim Metais (mining), CSN, Belgo, Aços Villares, Saint-Gobain and Gerdau (steelmaking), Holcim, Votorantim Cimentos, Tupi and Lafarge (construction), Cargill and Guarani (agriculture), Basf, Fertilizantes Heringer and Solvay Indupa (chemical companies), Volkswagen, Fiat, DaimlerChrysler and General Motors (automotive), P&O Nedlloyd, Hamburg Süd and Mercosul Line.

The year 2005
MRS achieved the best operating results in its history.

The 2005 Numbers
Employees: 3,013
Volume transported: 108.3 million tonnes
Net revenues: R$ 1.7 billion
Net income: R$ 410.3
Company control: Usiminas (20%)

Rios Unidos

Created to guarantee control over supply and shipment of production from Rio Negro, and to ensure compliance with delivery deadlines and the integrity of products, Rios Unidos is a company specialized in the railway transport of flat steels. With a fleet of more than 300 vehicles, including bi-trains, wagons, and various types of truck, suited for the transport, handling and storage of steel products, the company also has a Railway Steel Terminal (Tesmaf) at its disposal that is big enough to handle and store large-scale flat products.

The year 2005
In 2005, the company transported a total of 1,181,547 tonnes of products, in 68,635 trips. Net income for the period reached R$ 2.02 million.

The 2005 Numbers
Employees: 214
Sales: R$ 40.5 million
Net revenues: R$ 35.9 million
Net income: R$ 2.02 million
Company control: Rio Negro (99.98%)

Praia Mole Private Port Terminal

Located in the municipality of Serra, in the greater Vitória area (State of Espirito Santo), the Praia Mole Private Port Terminal (TPPM) is a complex that belongs to Usiminas, CST and Açominas. It began operating in 1984 and has three docking facilities, which are 638 meters in total length. The terminal receives ships 13.5 meters in draft and with a 70-thousand-ton cargo capacity. Shipments are handled with eight cranes (five 42-ton rope trolleys and three 25-ton turning rolls). The terminal has a paved area that covers 360,000 square meters, making the handling of 7 million tonnes of product per year possible. In addition to using the terminal to load export shipments (around 750,000 tons annually), Usiminas has sought to consolidate the terminal as one of its business units. Currently, the terminal is responsible for shipping 350,000 tonnes to third parties.

The year 2005
In 2005, studies were begun on increasing the terminal's capacity. The goal is to make the terminal capable of moving 9.5 million tonnes per year. This expansion will be performed in three phases: an increase in

structural capacity through the installation of another docking facility with three cranes; a study to evaluate the suitability of equipment for the preparation, storage, transport and receipt of cargo; and the implementation of an operational labor management system.

In 2005, the terminal handled 828,000 tonnes of cargo just for Usiminas. For third parties, another 375,000 tonnes went through the port, guaranteeing gross revenues of US$ 7.57 million. In total, including cargo from Usiminas, third parties and other companies belonging to the complex, the terminal shipped 6.509 million tonnes. In 2006, the total goal for shipments is 8.95 million tonnes. The forecast for shipments related to Usiminas' cargo alone is 1.128 million tonnes. Third-party shipments should reach 370,000 tonnes, with revenues equal to those seen in 2005, around US$ 7.5 million.

The 2005 Numbers

Employees: 97 direct employees and 210 independent contractors

Company control: Usiminas (33.3%)

Private Port Terminal of Cubatão

The Private Port Terminal of Cubatão (TMPC) is made up of five docking facilities and is in simultaneous operation with five vessels for steel products, general cargo and solid grains. The terminal has an evolution basin around 400 meters in diameter and an access channel that is 5.1 kilometers in length. Located just 70 kilometers from the São Paulo metropolitan area, the terminal provides unloading services for solid grain vessels and for the shipment of steel products, operated by a team of Cosipa professionals.

Although the terminal is dedicated primarily to Cosipa's cargo, it also provides services to other customers (Petrobras, Petrocoque, Votorantim and Bünge, among others), with various types of cargo for import and export. Currently, in addition to ISO9000/2000, ISO140001 and OHSAS18001 certifications, the terminal maintains all of its operational and administrative processes normatized and online.

The year 2005

In 2005, the terminal handled a total of 4.7 million tonnes. Port activities have been redirected, with the halt of container operations, since the month of April. In December, the terminal was expanded with the construction of a 83,000-square-meter yard for the storage of third-party solid grains.

In August, the terminal obtained advanced permission to drain the Piaçagüera Channel and manage the environmental liabilities of the enterprise. The many studies conducted comply with the technical requirements set forth by the Environmental Impact Review Department (DAIA), under the Secretary of the Environment for the State of São Paulo, the agency responsible for approval of the project. Currently, DAIA is reviewing the request for the Installation Permit.

In October, the terminal entered into compliance with Executive Declaratory Act No. 2/2003, issued by the Secretary of Federal Revenue (SRF). This act requires that all port activities be computerized and that data be made available to federal revenue authorities by remote access. In December, the National Commission on Public Safety at Ports, Terminals and Navigable Waterways (Conportos) inspected and issued final approval for the TMPC project to fulfill the requirements of the International Ship and Port Facility Security Code.

For the year 2006, the terminal's goal is to move 5.1 million tonnes (4 million tonnes of our own cargo and 1.1 million tonnes of third-party cargo). By 2008, with the completion of the channel drainage project and the resulting increase in the size of shipments possible, the terminal intends to increase the volume of third-party cargo by 10% per year.

The 2005 Numbers

Employees: 47

Gross revenues: R$24.4 million

Company control: Usiminas (100%)





3.4 Distribution and Services

Fasal

In the market since 1965, Fasal engages in activities related to the enhancement and distribution of steel products destined for the domestic and export markets. With vast experience in the steel and iron market, through the use of modern management systems, the company has consolidated its image with a high standard of quality and services. It currently has more than 2,096 active clients, the largest of which are from the private construction, agricultural machinery and tool, and shipbuilding sectors.
The company is dedicated to the distribution of retail steel products, and also acts as a service center, as part of its strategy to supply specialized products of higher added value to the market.
In the coming years, the company intends to adopt an even more aggressive strategy in the domestic market, including the Northeast. To this end, the company has acquired 60,000 square meters in the Port Complex of Suape, in the State of Pernambuco.

<u>The year 2005</u>
The company increased its exports from 150,000 tonnes in 2004, to more than 220,000 tonnes in 2005.
In the last two years, the company expanded its storage capacity by 10%. Currently, the company boasts a total storage capacity of 160,000 tonnes, and is able to receive around 3,000 tonnes per day. In 2005, the company's general liquidity rose 39.12%. Moreover, the company has neither short, nor long-term debt.

The 2005 Numbers
Employees: 273
Sales: R$ 383.5 million
Net revenues: R$ 289.1 million
Net income: R$35.9 million
EBITDA: R$36.9 million
Company control: Usiminas (50%); others (50%)

Rio Negro

Created in 1968, Rio Negro processes and sells galvanized, cold and hot rolled coils. Currently, the company holds an 8% share of the Brazilian distribution market. In 2006, the expansion project for the company's unit in Taubaté includes the installation of a second blanking line, identical to the existing one. Furthermore, the storage and handling areas will also be expanded, through investments of R$ 22 million.

The year 2005

In 2005, Rio Negro sold a total of 293,558 tonnes of product, and recorded 164,000 tonnes of services and processed a total of 572,802 tonnes of steel. The same year, Valor 1.000 magazine chose Rio Negro, for the second year running, as the best company in its segment in Brazil.

The 2005 Numbers
Employees: 767
Sales: R$781.9 million
Net revenues: R$ 641.1 million
Net income: R$ 47.4 million
EBITDA: R$ 76.4 million
Company control: Usiminas (64%)

Dufer

Founded in 1957, the company engages in the transformation of coils into plate, rolls and strips, and in the distribution of products. Since December 1995, the company has been held by Cosipa (51%) and the German group ThyssenKrupp (49%), which controls the fourth largest steel manufacturer in Europe and one of the eight largest steel producers in the world.

With high quality standards, which are tested and approved in accordance with the strictest international norms, Dufer holds ISO 9001:2000 and ISO/TS 16949:2002 (automotive) certifications. It has a processing capacity of approximately 200,000 tonnes per year. For 2006, Dufer forecasts sales of more than 102,000 tonnes, with third-party processing estimated at 135,000 tonnes. Revenues of nearly R$ 240 million are expected.

The year 2005

In 2005, Dufer inaugurated its Factory III, in Cubatão (SP). The premises, which measure 13,838 square meters, have a total built area of 5,858 square meters, with three industrial warehouses, currently used to store products. In this period, the company moved 210,000 tonnes, reaching net revenues R$ 183.6 million.

With the incorporation of a new area, measuring 36,000 square meters (20,000 square meters of built area), the company also expanded its headquarters, located in the Mooca neighborhood of the city of São Paulo, by 25%. The investment, of R$ 20 million, permitted a 30% increase in the unit's steel processing capacity, the full potential of which shall be reached as of 2006.

The 2005 Numbers
Employees: 297
Sales: 90,260
Net revenues: R$183.7 million
Net income: R$ 12.5 million
EBITDA: R$ 19.2 million
Company control: Cosipa (51%) and Thyssen Krupp Services (49%)

Usial

Usial manufactures and sells processed steel products and objects. The company is located in the Serra Multimodal Industrial Terminal, in the municipality of Serra, State of Espirito Santo. The terminal is an industrial complex on par with the most modern and effective complexes of its kind anywhere in the world. Occupying a total area of 34,500 square meters, with 4,400 square meters of built area, Usial has the capacity to produce 700,000 parts per month.

The year 2005

Currently, Usial is involved in the automotive segment and small pressure vessel segment. For the automotive segment, which accounts for 92% of its business, the company manufactures TRW blanks (the parts used in the manufacture of wheel assemblies). For the pressure vessel sector, it produces BGC blanks (used in the manufacture of small pressure vessels).

In 2005, production peaked in the months of November and December, with 4,700 and 3,900 tonnes, respectively. For the year, the total produced reached 35,800 tonnes, with the consumption of 37,100 tonnes of steel as raw materials. For 2006, the share of the pressure vessel sector in Usial's total business is expected to increase.

The 2005 Numbers
Employees: 27
Company control: Usiminas (98%) and Usiminas Mecânica (2%)

Usiroll

A joint-venture between Usiminas and the Canadian company Court Holding, Usiroll provides services and correction technology, including texturization, and cylinder and roll chroming, in general.

The year 2005

One of the company's achievements in 2005 was the improvement of operations, with the evolution of the quality systems and total customer acceptance of all cylinders produced. The company's revenues in the period reached R$ 4.93 *million*.

With the capacity to texturize 850 cylinders/month, the company operated with an average of 600 cylinders/month. In the chroming area, the average was 700 cylinders/month, with an operating capacity of 1,200 cylinders/month. For this, one of the goals for 2006, is the reduction of idleness of the system, coupled with the reduction of operating costs.

The 2005 Numbers
Employees: 21
Company control: Usiminas (50%)





Intendente Câmara Plant

4. Economic and Financial Performance



Net Revenues

Net revenues totaled R$ 13 billion in the year 2005. Even in the face of a scenario in which sales volumes were falling, as a result of decreased domestic demand for flat rolled products, and the significant appreciation of the Brazilian Real, which reduced export revenues, there was a 7% increase in revenues in 2005, compared to 2004, due to better average prices.

In 2005, net revenues for Usiminas/Cosipa reached R$ 1,660 tonnes, 13% higher than in 2004.


R$ billion
15
10
5
0
+7%
5
7
9
12
13
2001
2002
2003
2004
2005

Gross Profit

The cost of products sold in 2005 was R$ 7.6 billion, 15% higher than the same period in 2004. This increase was due, among other reasons, to the impact of rising costs of the main raw materials used in the production of steel. The cost of products sold per tonne for Usiminas/Cosipa was R$ 980/t, 20% higher than in 2004. Gross profit totaled R$ 5.4 billion; and the gross margin was 42%.

Operating Income before Financial Expenses (EBIT)

The ratio between operating expenses and net revenues (5%) in 2005 remained stable in relation to 2004. In 2005, operating income of R$ 4.8 billion came in 4% lower than in 2004, resulting in an operating margin of 36%, versus 41% in 2004.

EBITDA totaled R$ 5.5 billion for 2005, with a margin of 42%, four percent lower than that obtained in 2004.



EBITDA
EBITDA - R$ billion
EBITDA Margin
32%
37%
35%
46%
42%
1.5
2.4
3.1
5,7
5.5
2001
2002
2003
2004
2005

Financial Result

In 2005, net financial expenses (including monetary and exchange variations) reached R$ 666.2 million. In a year-on-year analysis, because of the 11.8% appreciation of the Brazilian Real compared to the US dollar, there were exchange losses and hedging of R$ 340 million. In contrast, due to the amortization of the debt, expenses related to the payment of interest decreased 32%. Taken together with the 37% growth in financial revenues, compared to 2004, there was an overall decrease in expenses in the amount of R$ 103 million for the year.

Interest in Subsidiaries

The result from interests in subsidiaries was R$ 922.9 million in 2005, representing a 188% increase over 2004. The most note-worthy contribution came from Ternium, in the amount of R$ 749 million.

Net Income

Usiminas posted consolidated net income at the end of 2005 in the amount of R$ 3.9 billion. This result was a record, the highest in the Company's history, and 29.8% higher than the net income figure for 2004. This growth was stimulated not only by better average prices during the period, but also by strict controls of costs and expenses and the Company's capacity to adapt to changing market conditions.

Capital Structure

Total consolidated debt fell from R$ 5.4 billion, at 12/31/04, to R$ 3.9 billion, at 12/31/05, equivalent to US$ 1.7 billion – 30% in local currency and 70% in foreign currency. Long-term loans and financing represented 75% of total indebtedness, a capital structure considered adequate for the Company. The ratio of net debt to EBITDA, which on 12/31/04 was 0.6x, fell to 0.4x, on 12/31/05. Effective amortization in the year was US$ 417 million.

Total consolidated debt at 12/31/05 was made up of import and export financing (29% of the total), BNDES financing (20%), capital market operations (15%) and varied operations (36%).

Indebtedness - Consolidated	31-Dec-05			31-Dec-04		
R$ million	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
Short-term	394	799	1,193	418	972	1,390
Long-term	791	1,959	2,750	1,133	2,874	4,007
Gross Indebtedness	**1,185**	**2,758**	**3,943**	**1,551**	**3,846**	**5,397**
Cash and Financial Investments			1,931			1,911
Net Indebtedness			**2,012**			**3,486**

Investments in 2005

The total volume of investments in property, plants and equipment reached R$ 408 million, 26% higher than the amount invested in 2004.

These resources were used for maintenance, the technological upgrading of equipment and environmental conservation at the Usiminas System mills, all of which fulfilled the Administration's schedule for such activities.

At the Intendente Câmara mill, investments basically went to preventive maintenance and totaled expenditures of R$ 213 million, versus R$ 161 million in the previous year.

At the José Bonifácio de Andrada e Silva mill, investments were also concentrated on equipment maintenance and small-scale repairs at the mill totaling R$ XX million. One of the most noteworthy of these repairs relates to the Continuous Casting Machine, to be performed at the Cubatão mill. The contract for these repairs was signed in November 2005. The repairs should take two years to complete and receive investments of US$ 100 million.

Added Value

The indicator which presents the capacity to generate and distribute wealth to society, Added Value for the Usiminas System totaled R$ 8.5 billion in 2005, and was distributed among the main stakeholders as follows:



Distribution of Added Value 2005
R$ 8.5 billion
Employees 11%
Government 35%
Shareholders 46%
Banks 8%



Steel coil shipment





5. Capital Markets

Bovespa Performance

Usiminas' class "A" preferred shares (USIM5) demonstrated stable performance during the year, gaining 3% overall, and coming in 10% higher than the performance of its steel industry peers. There was a remarkable increase in the number of trades and the quantity of shares traded, which rose 36% and 24%, respectively, with a final quotation of R$ 55.60 on 12/31/05. The financial volume hit a record high, going from R$ 9.9 billion in 2004, to R$ 15.5 billion in 2005 (57% higher). The Company continued to be a recommended investment, according to the market consensus based on its performance and also that of the steel industry.

USIMINAS PNA X IBOVESPA in 2005


IBOVESPA +28%
33.455
R$ 53.95
USIM5 +3%
R$55.60
26.196
Steelworks -7%
12/30/2004
01/30/2005
02/28/2005
03/30/2005
04/30/2005
05/30/2005
06/30/2005
07/30/2005
08/30/2005
09/30/2005
10/30/2005
11/30/2005
12/30/2005

Usiminas remained in fourth place among the most heavily weighted companies on the Ibovespa, occupying a position of prominence with a 5.79% share of the index's theoretical portfolio (at the turn of the Ibovespa portfolio's trimester in September). In 2003 and 2004, these shares were 1.93% and 3.98%, respectively, demonstrating the growing evolution of share liquidity. As the main index of the São Paulo Stock Exchange, the Ibovespa is used by the entire market as a basis for decision-making. Average daily trading of our stock (USIM5) reached 1,278 trades/day, an increase of 24%.

Summary of Stock Performance - Usiminas PNA (USIM5)	2003	2004	2005	Change
Number of Trades	114,369	262,262	357,362	36%
Daily Average	457	1,049	1,429	
Quantity Traded - thousands of shares	200,034	257,397	319,483	24%
Daily Average	800	1,030	1,278	
Financial Volume - R$ million	3,186,2	9,919,0	15.534,70	57%
Daily Average	12,7	39,7	62,1	
Final Quotation per Share	32,63	53,95	55,60	3%
Market Capitalization - R$ million	7,351,1	12,154,2	12.525,9	3%

ADR Performance

In addition to being listed on the São Paulo Stock Exchange, Usiminas' shares are also traded in the United States, as Level 1 ADR's on the over-the-counter market. In 2005, the number of outstanding ADR's rose an additional 400%. The Company's ADR's appreciated 15% during the year.

Latibex Performance

On 7/5/05, Usiminas made its debut on Latibex, a European exchange dedicated to trading Latin American company stocks, aiming at facilitating the European financial community's access to the Company's shares. Since its listing at the end of 2005, Usiminas' shares have reached third place among the most heavily traded shares on Latibex. In 2005, the Company's shares, traded under ticker "XUSI" appreciated 49%.

De-listing Cosipa

On 3/18/05, a Public Offering was held for the acquisition of the totality of outstanding shares issued by Cosipa, in order to zcancel its registration as a publicly-held company and subsequently de-list it from the Bovespa. With this measure and the unification of its executive boards, the process of integration between the Companies is yet another step in the consolidation of the Usiminas System.

Shareholder Remuneration

In August 2005, the Company approved the distribution of results related to the first half of 2005. The Company paid out R$ 2.3879 for each common share and R$ 2.6267 for each preferred share, in the form of interest on equity and dividends, representing an expenditure of R$ 549.6 million — a payout of 30%. In November 2005, the Board of Directors decided to pay out supplementary interest on equity related to the second half of 2005, equal to R$ 1.1298 per common share and R$ 1.2428 per preferred share, representing a total payout of R$ 260 million. On 3/8/06, the Board of Directors approved, "ad referendum" of the General Shareholders' Meeting, the payment of supplementary dividends, representing an additional payout of R$ 305.7 million. For each common share, the amount of R$ 1,3284 was paid; and for each preferred shares, R$ 1,4613 was paid. The actual payment related to the November and March approvals will be made on 4/12/06. With this, the total dividends and interest on equity to be paid to shareholders related to the 2005 fiscal year will total R$ 1.1 billion, representing a payout of 30%.

Shareholder Composition

The Company's corporate capital is R$ 2.4 billion, divided into 225,285,820 shares, of which 112,280,152 are common shares; 112,588,690 are class "A" preferred shares; and 416,978 are class "B" preferred shares convertible into class "A" shares.


Shareholder Breakdown
Votorantim 7.2%
De Castro Loureiro 0.1%
Camargo Corrêa 7.2%
Others 9.3%
PREVI 14.9%
Bradesco 2.6%
Sudameris (ABN AMRO) 1.9%
MCD do Brasil 1.1%
Johannes Sleumer 1.1%
Nippon Usiminas 18.4%
CVRD 23%
USIMINAS employees through their representation entity 13.2%



The Intendente Câmara Steelworks


USIMINAS


USIMINAS

Internal Área of Intendente Câmara Plant

6. Risk Management



PHD

As a function of the activities inherent to its business, the companies of the Usiminas System are subject to certain risks, which are closely reviewed and monitored by means of advanced methods of management. When monitored risks reach undesirable levels, the methods adopted permit the taking of measures for their reduction or timely changes in strategy. Risk mitigation actions include training applied to all hierarchical levels, in order to make professionals more aware, enabling them to identify possible situations of risk or conflict and handle them with the necessary decisions.

In 2004, the Usiminas System began a project to upgrade the mapping of those risks affecting its principal processes in a structured way, and to measure the efficacy of existing controls and actions for their treatment. This project, led by the Internal Audit team, and with the participation of various different company departments, is yet another initiative aimed at guaranteeing effective controls of risk factors, their constant supervision, and the design of an integrated, dynamic action plan for the ever safer and more rational protection of the organization's objectives. Through this project, which has become a permanent company fixture, we are reinforcing the priority of preventive, internal auditing.

Since the onset of this mapping initiative, certain additional actions have been taken to mitigate risks deemed deserving of intervention. In 2005, for example, we completed a project to implement a risk management methodology specific to the Usiminas Caixa dos Empregados, the Company's employee retirement fund.

Currently, we are holding meetings to foster debate and the involvement of professionals from all departments based on risk management methodologies. With this integration, it will be possible to visualize the potential side effects from risks and controls for each process in relation to the others, and to evaluate the degree of necessity for supplementary measures based on a hierarchy of risks.

Risks related to Industrial Operations

To minimize these risks, which are an inherent part of steelmaking activities, the Usiminas System continually invests in upgrading its industrial facilities. The Company follows a strict equipment maintenance schedule, provides personnel training on the operation of machinery and workplace safety, offers high-quality, personal safety equipment and ensures its proper use, and maintains strict control of access to high-risk areas. In addition to mitigating and controlling risks, the Company pays one of the highest premiums on the market, compared to its steel industry peers, for all-risk insurance coverage on its activities.

To guarantee a safe supply of the many raw materials essential to maintaining the Company's production plan, the supply department signs long-term commercial agreements with strategic suppliers of raw materials, general materials and services. We also follow the changes and trends in the different segments of the market to adequately prepare, avoid threats and take advantage of opportunities.

Financial and Exchange Risks

Around 30% of Usiminas System sales relate to exports. In this way, the Company has a natural hedge through a stable source of strong currency. In addition to these revenues, the Usiminas System performs swap operations to trade the risk of exchange variations applicable to part of its debt for the risks in local currency. This policy is intended to protect cash flow in foreign currency.

Currently, the ratio of net debt to EBITDA is 0.4x, a relatively comfortable margin.

Technological Risks

To control technological risks, the Company maintains a sophisticated Research and Development Center at the mill in Ipatinga. The center is responsible for overseeing and testing all stages of the technological process. In this way, the Usiminas System reduces its dependence on international technical support, and actually possesses a technical team available to intervene in the event of problems.

To protect the legal, technical and economic interests related to inventions and improvements in technology, since the 1970's, the Usiminas System has relied on a patenting structure based on the global philosophy of technological development. As a result, Usiminas is the leader in the number of letters patents in the Latin American steel industry. By 2005, the System had filed 608 patent applications with the National Institute of Industrial Property (INPI) and 51 abroad, resulting in 410 letters patent – 387 nationally and 23 abroad. In 2005, the System spent R$ 4.7 million on technology and sold R$ 18.6 million.

Market Risks

Dependent upon imported raw materials, the steel industry is vulnerable to sudden changes in the global economy. Generally, the international prices of raw materials and finished products have behaved in a stable fashion. The System has monitored these factors constantly, through commercial policies that are adaptable to the new reality of the market. When necessary, the Company demonstrates its ability to take measures aiming at solving potential problems. One example of this was the strategy of the sales department in the second half of 2005: in the face of low domestic demand for steel, the Company redirected its efforts to seek new markets and consolidate already exploited markets, offsetting the drop in domestic sales with an increase in overseas steel sales.

Environmental Risks

The most significant environmental risks stem from the activities of the Intendente Câmara and José Bonifácio de Andrada e Silva steel mills. With respect to the atmosphere, the main risks are from particulate matter, such as sulfur oxide and nitrogen oxide and volatile organic compounds. For water, the main risks relate to alterations in pH, the presence of ammonia, suspended solids, cyanide, phenol, oils and greases and changes in the biochemical demand of oxygen. As far as solid wastes, there is sludge and mud. All of these risks are constantly monitored, permitting the development of a process of continual improvement, certified by the ISO14001 norm, after an inspection conducted by Det Norske Veritas (DNV).

Information Security

The year 2005 saw the consolidation of the Production Planning and Control and SAP/R3 (integrated management) systems. The SAP/R3 system serves the administrative and production support areas at Usiminas and Cosipa, allowing the integrated management of the two units. We also developed projects to change the technological platforms of the central computer to a network, with the transfer of production control systems related to the steel plants, cold rolling and part of hot rolling, and heavy plate. In this way, we were able to improve the level of information in serving customers. In 2006, the Usiminas System will proceed with changing the system platform in the area of reduction and complementation of control of the hot rolling line and heavy plate. The information safety project was right on schedule in 2005, with hardware and software solutions that allow greater protection in the exchange of information with the world beyond the companies, the classification and control of informational content, greater availability and the service level of the environment. Moreover, the infrastructure of the Data Communications Network is being upgraded, to better meet the requirements of new applications, after the conclusion of technology exchange and transmission velocity of the principal ring.

The Usiminas System has begun improving its internal communication system, through a new video-conferencing facility with permanent rooms and strategically distributed, portable equipment, which permits greater flexibility in the utilization of resources, contributing to agility in the decision-making process. Managerial information was also given priority treatment, in order to reduce the difficulties executives face, through the implementation of the ERP. For 2006, the idea is to continue the search for bold integration initiatives between the companies in the Usiminas System, aiming at consolidating its leadership position in the rankings of Brazilian steel companies.


Cold-rolled Coil Yard





7. Growth and Investment Strategy

7.1 Strategic Objectives

Social and Environmental Responsibility

To guarantee the credibility and public reputation of the companies that comprise the Usiminas System:

- Developing products that meet technological specifications and that are ecologically correct.
- Applying solutions that conserve the environment for future generations.
- Carrying out actions that foster sustainable, social inclusion.

Suppliers and Customers

To distinguish ourselves in the business chains we are part of:

- Maintaining our leadership position in our markets.
- Sharing R&D, synergies and interests.
- Maintaining healthy, reciprocal, long-term relationships.
- Meeting needs and expectations, and guaranteeing satisfaction by mobilizing company potential.

People

To create the conditions necessary for people to be one of the Usiminas System's main competitive advantages:

- Promoting an environment of motivation and continual learning.
- Developing and utilizing talents.
- Sharing values.
- Overcoming challenges through cooperation and teamwork.

Global Competitiveness

To continually incorporate new technologies in materials, processes and products:

- Conducting research at the rate required by the global business environment.
- Maximizing synergies throughout the value chain.
- Promoting alliances and partnerships that share our corporate values.
- Adopting advanced, effective management models.

Corporate Governance

To meet shareholder expectations by optimizing results:

- Maximizing profit, as basic, fair return for investors.
- Maintaining systems that ensure strict compliance with the highest international standards.
- Guaranteeing transparency, participation and communication with the Brazilian and international capital markets.
- Constantly controlling risk management.
- Fulfilling the requirements for publicly held companies, valued by the market.

7.2 Strategic Initiatives

Integration with Cosipa

In May, the Usiminas System acquired full control of Cosipa. With the unification of the company boards, the Usiminas System's goal is the further integration of all areas, aiming at maximizing the Company's future results as a whole.

Interest in Ternium

In partnership with the Techint Group, Usiminas holds a 14.25% interest in the steel company Ternium S/A. With headquarters in Luxemburg and factories in Argentina (Siderar), Venezuela (Sidor) and Mexico (Hylsamex), Ternium has an installed capacity of approximately 11.5 million tonnes/year.

In January 2006, Ternium S/A was listed in the New York Stock Exchange.

7.3 Future Plans

The Usiminas System today enjoys a solid financial position and successfully integrates, more and more, technology and quality in its productive and managerial processes. This position is due to investments of US$ 3 billion made between 1997 and 2002, the disciplined execution of a value-creation agenda, and our taking advantage of opportunities in the international market.

To create value, and to improve its competitive edge and domestic market leadership position, in addition to constant growth, at the end of 2005, the Usiminas System officially announced its medium and long-term strategy focusing on two fronts:

1) to strengthen and grow the local market, through important investments in quality and the enrichment of its mix at the two mills. This program will require resources of US$ 1.5 billion, to be invested over the next five years.

2) to grow and become more international, taking advantage of its capacity as an efficient and competitive steel producer, actively seeking partnerships and/or acquisitions abroad which will allow the System to grow internationally in a way that creates value. As a central element of this strategy, we plan to build a new steel mill, requiring investments of US$ 3.0 billion, in which Usiminas will hold a 50% interest. For this investment to occur, we need to form strategic partnerships and have guarantied international demand for slab.

Work at the two Usiminas System steel mills will be divided as follows:

Usiminas – Ipatinga unit:

- secondary metallurgy equipment is being contemplated, to reinforce Usiminas' technological leadership position in the automotive and large-diameter pipe sectors, among others. We are also planning the construction of a new coking battery and thermoelectric plant. In the production area, the goal is to prepare in advance for growth in demand, by expanding the capacity of heavy plate rolling by 300,000 tonnes per year.

Cosipa – Cubatão mill:

- a new hot strip mill will be built, with a capacity of up to 4 million tonnes per year. Resources will also be invested in the upgrading of the two continuous casting machines and auxiliary steelmaking equipment, raising the total capacity of the Usiminas System from the current 9.5 million tonnes to 10 million tonnes per year.


Cold-rolled Coil Yard

8. Environmental Management



Respect for the environment is a permanent element of Usiminas System management. In addition to general policies on environmental management, which encompass the activities at all of the industrial facilities, the mills in Ipatinga and Cubatão, and all of the other companies that make up the Usiminas System, the Company also takes special action to protect the environment and address environmental issues, in accordance with the specific aspects of production.

The Intendente Câmara Steelworks - Ipatinga

Since October 1996, the mill's Environmental Management System has been certified by Det Norske Veritas (DNV), under norm ISO 14001. It was the first steel mill in Brazil, and the second in the world, to be certified. In September 2005, the third cycle of inspections to recertify the systems at the units in Ipatinga, Belo Horizonte, Vitória, Betim and São Paulo took place. Renewal of the certification was recommended until April 1, 2009. During the inspections, the entire management system was reviewed, with emphasis on the management of the company's water resources and solid waste in the reduction area. Positive points were emphasized, with the commitment of upper management, supervisors and other employees regarding the consumption of water, resulting in a 35.4% reduction in the volume of water used per tonne of raw steel and the water reutilization index rose 3% in relation to 2001. The same goes for the computerized system used to manage solid waste and meet established targets.

<u>Legal Requirements</u>

The Usiminas Industrial Plant in Ipatinga holds all of the necessary permits and licenses through the State Council on Environmental Policy (COPAM):

L.O. No. 318/04: Area 1 - Rolling, 2 - Steelworks, 3 – Support Areas, and 4 – Sintering and Blast Furnaces; valid until April/2008

LO No. 389/2003: Area 5 – Coking Batteries and Carbo-chemical Products, valid until September/2007.

<u>Investments</u>

Environmental investments in 2005 totaled U$ 19.9 million, 82.8% of which were earmarked for equipment related to the control of atmospheric emissions arising from the production process. Special mention should be given to the improvements made in the emissions control system at the charging and upgrading of the Coking Battery No. 2.

Currently, the mill is awaiting the issuance of an Installation Permit to begin construction of a new coking battery. The Environmental Impact Study and Report (EIA/RIMA) is being reviewed by FEAM/COPAM, through application no. 0038/1983/123/2005. This construction project will ensure that the coke used at the mill is produced within the Company. Currently, part of the coke used must be imported.

Environmental Indicators

The main environmental impacts from the steelmaking process on the atmosphere relate to particulate matter, such as sulfur oxide and nitrogen oxide and volatile organic compounds. In the water, the main impacts are alterations in pH, the presence of ammonia, suspended solids, cyanide, phenol, oils and greases, and changes in the biochemical demand of oxygen. Main solid wastes are sludge, mud and powders resulting from the steelmaking process. These impacts, at the Intendente Câmara mill, are monitored, assisting in the development of a process of continuous improvement.

Solid Waste

The management of solid waste arising from the process is based on principles of the use of environmentally correct technology, to reduce the generation of this waste. In 2005, 35% of solid waste was recycled in productive processes, 58% was sold to licensed companies, and 7% was disposed of in proper industrial landfills, which are strictly controlled and licensed, for potential future use. The total amount of solid waste generated in 2005 was 3.2 million tonnes, corresponding to a specific average generation of 720.4 kilograms per tonne of raw steel produced. The sale of this solid waste for applications in rail and highway ballasts, fertilizers and agents to correct acidity in soil used in agriculture and as raw materials in the cement industry, among others, reached 1.73 million tonnes of waste, providing revenues in 2005 in excess of R$ 17.75 million (5% higher than in 2004).

Water Resources

Because water is an extensive part of its production process, the mill endeavors to increase the recirculation and optimization of this resource. The Company possesses 20 industrial water recirculation centers. In 2005, it used 11.5 cubic meters of water per tonne of raw steel. The water recirculation rate reached 94.1%. As a result, average diversion of water from the Piracicaba River in 2005 reached 99.7 cubic meters per minute, a 2.4% reduction from 2004.

Effluents

Effluents from galvanization, plating, oily waters and ammoniacal liquor from the coking batteries undergo specific treatment before being returned to the Piracicaba River. The results of general effluent monitoring in 2005 prove that the Company's practices comply with the legal standards established in COPAM Normative Deliberation No. 10/86.

Atmospheric Emissions

Atmospheric emissions arising from the production process are controlled through the use of 74 different types of environmental protection equipment. All are monitored and comply with applicable environmental regulations. In 2005, the rate of particulate matter emissions held steady at 1.25 kg/tab, with this rate being based on actual monitoring data and emissions factors defined by the US Environmental Protection Agency (EPA). The quality of the air on company premises and the region surrounding the steel complex is tested through 7 stations that measure suspended particulates, inhalable particulates, sulfur dioxide (SO_2), nitrogen dioxide (NO_2), and ammonia (NH_3). The results demonstrate compliance with the legal requirements established by COPAM Normative Deliberation No. 01/1981.

Environmental Education

The Xerimbabo Project, in its 21st year, with the theme "Life's Agenda", acquaints visitors with the basic concepts of the Agenda 21, a document signed by representatives of 179 countries, during the ECO '92 ecological summit held in Rio de Janeiro.

The project received 81,863 students and 60,516 weekend visitors, totaling 142,379 individuals from 76 municipalities and 464 schools, primarily from Steel Valley and the Rio Doce Valley, an increase of 9% over 2004.

Green Spaces

In 2005, the central nursery at our Zoological and Botanical Park raised a total of 256,917 native plant seedlings for the Green Spaces program.

The Riverbank Vegetation program, developed in partnership with the non-governmental organization "Fundação Relictos" and the State Forestry Institute (IEF), covers 22 kilometers and 185,30 hectares surrounding the banks of the Piracicaba and Doce Rivers. The program was responsible for planting 6,145 seedlings, for a total to date of 391,189 trees native to the Atlantic Rainforest.

In 2005, urban forests were also replanted in the neighborhoods of Ideal, Iguaçu, Bom Jardim and around Usipa, for a total of 48,187 tree species native to the Atlantic Rainforest, to reclaim green areas destroyed in forest fires.

Commitments to the Future

In order to control relevant impacts and promote continuous improvement in terms of environmental management, our objectives and goals are continually reformulated. At the Intendente Câmara mill, the program was re-evaluated in 2005, establishing the following commitments for the 2006-2007 period:

- Reduce the specific emission of particulate matter to 0.88 kg/tab by December 2007.
- Implement actions to reduce gases in the coking batteries and carbo-chemical products by December 2007.
- Achieve a recirculation rate equal to or greater than 94.3% by December 2006.
- Reduce the disposal of solid waste in controlled landfills to less than 7% in 2006.

Usina José Bonifácio de Andrada – Cosipa

Based on the same philosophy that underscores the Usiminas System's actions, Cosipa addresses environmental issues with the same rigor and seriousness that the mill in Ipatinga does. As the third integrated steel mill in the world to receive ISO14001 certification from DNV, Cosipa is also recognized internationally for meeting the highest standards of environmental management.

In partnership with Ciesp-Cubatão, the surrounding community and the municipal government, the company participates in the project Agenda 21 – Cubatão 2020, a participatory process aiming at the design of a strategic plan for the sustainable development of the municipality.

Investments

In 2005, Cosipa obtained advanced permission to drain the Piaçagüera Channel. The company is now awaiting the actual installation permit, which should be issued in 2006, to begin work. The drainage operation will allow vessels to navigate the channel with up to 40% more cargo than is currently possible. Investments in this project will total U$ 30.1 million.

In 2005, Cosipa invested U$ 4.8 million in the environmental area. In 2004, the Company had finalized a wave of investments in the amount of US$ 240 million, obtaining positive results in the environmental control of water, soil and air.

Environmental Indicators

Cosipa holds the necessary CETESB environmental licenses for 100% of its processes. In addition to atmospheric emissions, other data is collected as part of a continual process of improvement:

- Solid Waste – In 2005, 48% was recycled; 2 %, stored; and 50%, sold. Total revenues generated reached R$ 67 million.
- Liquid Effluents – Liquid effluents undergo treatment at special stations. In 2005, Cosipa had a water recirculation rate of 96%. Together, the recirculation rate of fresh and salt water was 77%.
- Atmospheric Emissions – Monitoring stations measure the performance of equipment and emissions control processes ensure the quality of the air at Cosipa and the surrounding region. Cosipa's industrial complex is part of the Winter Operation program, set up by CETESB, together with other large-scale enterprises from various industrial sectors located in the Cubatão Industrial Complex. From May to September, the program provides for the adoption of preventive measures to avoid the interruption of these companies' productive processes due to pollution caused by the industries in the Complex. However, CETESB has not detected air quality levels that would force changes in the rhythm of production of these companies for 10 years. In 2005, Cosipa invested around US$ 4.5 million in improvements in atmospheric emissions controls.

The Green Spaces Program

Cosipa has a Master Landscaping Plan dedicated to the green spaces on the mill's premises. Created in 1999, this plan contemplates the installation of 213,000 square meters of new green space and the improvement of 480,000 square meters of existing space. In 2005, improvements were made to 10% of these existing green areas (50,000 square meters), in addition to creating another 16,000 square meters of new gardens and wooded areas. So far, 76 % of the total improvements initially planned have been achieved.

Future Commitments

Cosipa has established targets as part of its environmental management policy in different areas:

- Air: Install self-adjusting doors to furnaces and upgrade walls by December 31, 2007.
- Water: Install a water recirculation system in the internal galleries of Blast Furnace No. 1 by 12/9/2006.
- Soil: reduce the generation of waste.



Sculpture of Tomie Ohtake


Bike Lane - Ipanema Park - Ipatinga





9. Social Management

The Usiminas System is committed to the search for excellence in business, through a systematic focus on relationships with customers, employees, the community, the government, suppliers and shareholders. Quality management is a priority, and is reflected in innovation and the continual improvement of processes, products and services. Among our objectives, short, medium and long-term actions and goals are based upon certain guidelines:

- Ethical conduct is fundamental to our business and compliance with laws applicable to products, processes, personnel and facilities;
- Strategies, action plans and processes are designed to ensure customer satisfaction and loyalty;
- The health and well-being of our personnel, their training, involvement, motivation and safety, with special emphasis on the prevention of accidents, are permanent goals;
- Preventing pollution, identifying and controlling environmental impacts, reducing solid waste, the quality of liquid effluents and atmospheric emissions, the rational use of water, energy and raw materials are basic requirements in carrying out all of our activities;
- All management actions must generate value, fostering the perennial development of the Company. As far as all of these practices go, respect for all of the constituents with which the Usiminas System maintains relations is our trademark.

Personnel

Since it began operating, the Usiminas System has invested in the training, well-being and quality of life of its employees. We believe that this stance impacts directly on the personal and professional development of our employees and, consequently, generates good results for the business.

The Company offers employees a supplementary retirement plan, meals, medical and dental plans, education, leisure, sports and life insurance, and other opportunities for professional development.

Usiminas System - Creation of Jobs



Employees
Outsourced support workers
18.018
14.910
18.224
13.539
19.422
15.171
19.688
16.042
20.000
15.000
10.000
5.000
0
2002
2003
2004
2005

9.1 Occupational Health and Safety

A segurança é um compromisso assumido por todos aqueles que exercem atividades profissionais no Sistema Usiminas e, em especial, por todos os que exercem cargos de supervisão. Por iSafety is the commitment of all those who engages in professional activities at the Usiminas System and especially those in supervisory positions. Therefore, the Company adopts a series of rules and preventive measures that adhere to the most rigorous standards. This practice demonstrates the Company's concern for safety in the workplace and the quality of life of its employees.

In 2005, the Usiminas System recorded a total of 66 accidents involving lost time on the job, and a total of 4,057 absentee days related to accidents. In 2005, the number of individuals in the Safety Volunteers Group at the Ipatinga mill, which was formed at their own initiative in the operational areas, reached 1,564 workers, versus 1,540 in 2004. At Cosipa, in Cubatão, a total of 2,203 employees participated in Motivational Cells, dedicated to the issues of quality, the environment and workplace safety.

SESMT Collective

In February 2006, the nearly 6,000 independent contract workers at the Intendente Câmara mill, in Ipatinga, became eligible for the Specialized Occupational Health and Safety Service for Independent Contractors (SESMT Coletivo), which was approved by the Delegacia Regional do Trabalho de Minas Gerais. This Usiminas initiative, unprecedented in the Brazilian steel industry, seeks to standardize the activities related to occupational health and safety in accordance with the strictest criteria established by the São Francisco Xavier Foundation (FSFX).

The purpose of the program is to improve actions dedicated to the promotion of independent contractor health and safety, seeking to continually improve the security, cleaning and health services provided. To develop the project, Usiminas invested around R$ 1.7 million in the construction and equipping of a modern medical services unit within the mill, measuring 740 square meters of built area, similar to the existing one for Usiminas employees. In total, this medical services unit houses four doctor's offices, two adiometry cabins, a nursing station, an x-ray room, a worker safety room, and additional rooms for training, meetings and administrative offices. The unit will be staffed by 68 professionals from the Foundation.

9.2 Education

In 2005, the Usiminas System invested around R$ 5.6 million in education, training and personal development programs.

Professional Requalification

Through self-development programs, the Usiminas System enables its employees, as well as third parties, to promote the realignment of their professional profiles in permanent support activities, to meet the new demands arising from the restructuring of companies' productive processes.

Basic Employee Education – Elementary and High School

The Basic Education programs for elementary and high school levels, are offered free of charge and aim to raise the level of schooling among employees of the Usiminas System, affiliated companies and service providers. Offered at flexible times, which do not conflict with the normal workday, specialized instructors guide students, while always respecting their individual learning capabilities. At graduation, certificates of completion are awarded personally by the company chairman and officers.

Training and Professional Development

In order to create opportunities for the professional enhancement of employees, programs dedicated to training, development and professional enhancement are offered at all of the companies in the Usiminas System. Carried out through the Corporate Education Process, these projects aim at professional and managerial development. They are offered at the companies themselves and at other outside organizations in Brazil and abroad.

In addition to professional development courses, the Company also offers graduate-level education courses (specialization, masters and PhD), in areas such as management, quality, marketing, technology and the environment. These activities are always carried out in partnership with universities and colleges specializing in their particular areas of study.



Usiminas System - Elementary and High School Education Programs
Elementary level
High School level
2.000
1.500
1.000
500
0
1.357
1.399
1.466
1.994
2004
2005

9.3 Health

Medical, Dental and Hospital Care

The Usiminas System offers employees and their family members various medical, dental and hospital plans, which emphasize preventive care. These plans offer wide healthcare coverage specially adapted to the particular regions to which they apply, and are available to all employees and their family members equally.

Bringing together more than 115,000 individuals, including employees, their dependents and retirees, the companies Usiminas, Cosipa, Usiminas Mecânica, Unigal, Usiroll

Level of Education	2002	2003	2004	2005
Elementary	6,213	6,430	6,510	4,159
High School	9,890	9,332	10,312	12,396
Undergraduate	2,269	2,154	1,910	2,278
Graduate, masters or doctorate	550	473	690	819

and Usiparts offer broad healthcare coverage through the São Francisco Xavier Foundation. This coverage includes hospital stays, consultations, diagnostic examinations, and highly complex medical procedures. Through the healthcare plan administrator – Usisaúde – the São Francisco Xavier Foundation provides quality medical treatment certified under ISO 9000, and improved through customer service surveys of providers and beneficiaries.

Integrated Dental Center

Prevention is the treatment strategy at the Integrated Dental Center (COI) of the São Francisco Xavier Foundation, in the municipality of Ipatinga. Using its own model, the priority at COI is always to prevent dental disease. The result is a remarkably low rate of cavities and lost teeth per patient (0.1).

Based on the best scientific research, COI seeks technological development based on the principles of promoting health. All of the experience and knowledge acquired in its work *are passed down* to the Municipal Government of Ipatinga and made available to public and private institutions. In this way, the institution contributes to the adoption of the best public practices for the prevention and treatment of dental disease and problems. In 2005, COI recorded a total of 249,500 dental actions, including 94,500 consultations at the Basic Restoration and Prevention clinics.

In Cubatão, the goal is also to promote dental health. Cosipa sponsors a program called "Teeth of Steel" for employee's children. With special theatre presentations, videos, drawing, and educational activities, children ages 5-12 are motivated to take better care of their teeth.

Usisaúde

The first institution in *the sector to receive* ISO9001/2000 certification in Brazil, Usisaúde (healthcare plan administrator for the São Francisco Xavier Foundation) reported a total of 14,000 users in 2005. The system has more than 3,000 accredited members, including doctors, clinics and laboratories, and more than 100 hospitals, throughout the States of Minas Gerais, São Paulo and Espírito Santo. During the year, the Usiminas System and the *Magnesita* Group belonged to the institution. For the year, total healthcare outlays for the plan reached R$ 13.6 million.

Supplementary Retirement Plan

Created to provide retirement benefits to employees at the Intendente Camara and José Bonifácio de Andrada steel mills, the company retirement plan, called the Caixa dos Empregados da Usiminas (CEU), and the Fundação Cosipa de Seguridade Social (Femco) help to make the dream of a dignified retirement a reality, with a stable standard of living for employees from the respective mills. The Usiminas System, including CEU and Femco, ended the year 2005 with 20,615 active participants and 18,111 participants assisted through these private retirement plans.

The Caixa dos Empregados ended 2005 with 9,668 participants under Benefit Plan 1 (including active participants, retirees and pensioners). Under Usiprev *(Plan 2), there* were 15,130 participants, for a combined total of 24,798 participants under both plans. The breakdown of participants is as follows:

14,974 active participants; and 9,824 assisted participants (8,271 retirees and 1,553 pensioners). The Caixa dos Empregados, which in 2005 granted simple loans to 7,872 participants (total of R$ 14.7 million), ended the year with an accumulated balance of R$ 278.2 million.

9.4 Community

Helping the needy in Brazil, especially those in the immediately surrounding communities, has always been a concern of the Usiminas System. All of the companies follow the guidelines on sustainability and social responsibility handed down by the System, thus ensuring alignment and synergy between initiatives.

Currently, Ipatinga has 10 times more green space per inhabitant than is recommended by the World Health Organization. To accomplish this, the Company planted more than 3 million native species of trees. The same attention has been paid to the areas of education, health, leisure and culture – all of which Usiminas leads in terms of investment in Minas Gerais, under cultural incentive laws. The identification of and involvement in community issues are part of the concept of the "valid business", adopted by the Usiminas System. According to this concept, the valid business fits within a new paradigm of corporate governance, sustained by social responsibility.

The São Francisco Xavier Foundation

The São Francisco Xavier Foundation, created in 1969, is a fundamental part of the communities in which it is present.

Headquartered in Ipatinga, the São Francisco Xavier Foundation plays an important role in the Steel Valley community, offering excellent services in the areas of health, education and culture Among other activities, the Foundation administers institutions that have great relevance for the quality of life of the region's population, such as the Márcio Cunha Hospital (created in 1965), the Integrated Dental Center (created in 1981), the São Francisco Xavier High School (founded in 1962), the Usiminas Cultural Institute (Usicultura, created in 1993) and Usisaúde, the healthcare plan initially launched in 1992, which would later become the administrator of various modalities in 1999, together with other units that are also models of quality on the national level.

Beyond its actions in Steel valley, as new companies become part of the Usiminas System, benefits offered by the Foundation are extended to new communities in which the Company becomes present, respecting the local customs, habits and needs of employees and their families. In 2005, the Foundation presented a very favorable balance sheet on its various accomplishments.

Márcio Cunha Hospital (Units I and II)

Located in Ipatinga, the Márcio Cunha Hospital (HMC) currently has 472 beds for interned patients and 8 outpatient beds. The institution offers private patients and participants in the Sole Health System (SUS) medical and hospital treatment in more than 30 specialized areas.

The institution is considered to be a model by the Secretary of Health of the State of Minas with respect to emergency medical treatment, high-risk pregnancies, kidney transplants and dialysis procedures, pacemaker operations, neurosurgery and adult intensive care treatment.

In 2005, the hospital was accredited to perform heart surgeries and homedynamic procedures under the SUS. This accreditation was granted in October, by the Minister of Health, José Saraiva Felipe. The hospital forecasts performing 180 such surgeries per year. Patients will be sent from the Municipal Health Secretaries from participating municipalities, save for emergency cases in which surgery may be performed without the need for processing through the municipal health network.

The Márcio Cunha Hospital possesses state-of-the-art equipment and a team specially assembled for surgical procedures, with training from the Heart Institute of São Paulo (INCOR). Since the end of 2004, the team has been performing cardiac surgery for private patients and those with approved insurance carriers. With SUS accreditation, care may now be extended to the whole community.

São Francisco Xavier High School

The first educational institution in Brazil to obtain, in 1997, IS09002 certification for all of its activities (from pre-school through high school), São Franscisco Xavier High School celebrated its 43rd anniversary in 2005. The high-quality education offered by this institution is responsible for the high rate of success in passing college entrance examinations – in 2005, this rate reached 85%. During the year, the institution invested R$ 139,000 in improving its facilities. Another R$ 2 million were earmarked for scholarships awarded to needy students.

Usicultura

Since 1993, Usiminas has participated in the growth of the Brazilian cultural segment on two fronts: by forming associations with leading cultural entities in the market and supporting activities in the Rio Doce Valley, through the Zelda Olguin Theatre and Usiminas Cultural Center, a true center of cultural production, exhibition and education. The selection, supervision and results achieved by Usicultura – a unit of the São Francisco Xavier Foundation – and the projects the Company supports, demonstrate the strong partnerships with these groups and institutions, the sponsorship of quality productions and the striking presence of the Usiminas System in the regions where its is present.

In 2005, under Usicultura's management and with the fundamental support of federal and state cultural incentives, the Usiminas System invested R$ 22.5 million in 159 different projects. These resources were directed at regions where System companies are located, to help maintain artistic groups and cultural spaces, support the restoration and preservation of important cultural assets, and build theatres, libraries and cultural centers.

According to the Ministry of Culture, the Usiminas System is among the 10 largest investors in the cultural sector in Brazil. From 1993-2005, the Usiminas System invested R$ 87 million in 722 cultural projects. An example of the administrative and industrial process underway is the management of the cultural area at Cosipa, which was


Students of São Francisco Xavier High School

incorporated into the general cultural support policy in 2005, and is coordinated by Usicultura. In general, our investment focus has been the consolidation of culture as an instrument for social development, in consonance with the establishment of a permanent dialog between management processes and contemporary artistic production.

Culture in numbers

- 3,500 direct jobs and 5,000 indirect jobs created
- 153 sponsored projects involving more than 100 cultural enterprises
- Investments of R$ 60,000 Reais/day
- Investment priority for company regions: Ipatinga, Belo Horizonte, Cubatão, São Paulo, Pouso Alegre, Santa Luzia and Guarulhos. Investments contemplate more than 40 cities in the States of Minas Gerais and São Paulo
- People directly affected: 5 million individuals
- More than 6,000 invitations distributed, in Ipatinga, to employees of FSFX and Usiminas, and 7,455 invitations at company headquarters, in Belo Horizonte, for a total daily average of 36,000 tickets.
- 215,000 visitors to Usicultura facilities: Centro Cultural Usiminas and Zélia Olguin Theatre (Ipatinga)

Usiminas Employee Consumer Cooperative (Consul)

Created to meet the needs of Usiminas System employees, the Usiminas Employee Consumer Cooperative (Consul) opened its doors to the community at large in 1993. From that moment on, the cooperative was a pioneering endeavor in the consumer cooperative movement. The entity ended the year 2005 with more than 43,000 members. With three stores, in the neighborhoods of Cariru and Ideal, and one at the Steel Valley

Shopping Mall in Ipatinga, Consul has created more than 450 direct jobs. In 2005, the cooperative accounted for approximately 60% of the ICMS taxes collected in the supermarket sector in Ipatinga. Moreover, Consul is seen by the community as a model in terms of modernity, quality and product variety, performing a stabilizing role with respect to prices in the region.

9.5 Social Responsibility

Based on the Ipatinga mill's example, all of the other companies in the Usiminas System follow the guidelines on sustainability and social responsibility handed down by the System. Furthermore, each company develops particular actions in the environmental and social areas and in relations with their stakeholders.

Cosipa

The Usiminas System, through the Cubatão mill, maintains an excellent relationship with the community in which it is located, seeking to improve the quality of life of its inhabitants *and those from* surrounding areas. Therefore, the Company has designed a series of educational, cultural, sports and environmental projects:

- Cosipa at School – this project seeks to transform participating educational institutions into model centers of quality education capable of broadening and strengthening their activities, graduating students with civic pride, who are active and aware of their rights and duties in society. At three municipal schools, around 3,000 elementary school students (1st-8th grade), 150 teachers, 30 employees and six technical coordinators benefited from the project.
- Education Through Sports Program – Dedicated to students in the Cosipa at School project, this program aims to encourage an interest in volleyball and *indoor soccer*, as a way of making students aware of the importance of physical activities, developing a sense of teamwork and strengthening their ties to school. In 2005, 360 students, from the 5th-8th grades, were benefited.
- Motivational and Professional Orientation Program – this program seeks to broaden the horizons of 8th-grade students from the schools in the Cosipa at School Program, to encourage them to continue pursuing their educations. The program provides guidance on civic issues, and information on careers, expectations and the job market. The program awakens students to the need to be aware of their own potential and skills, raises self-esteem and assists with the anxiety that typically precedes the college entrance exam period.
- Relations with Company Retirees– Created in 2001, this project is in recognition of the

Consumer Cooperative	2000	2001	2002	2003	2004	2005
Cooperative members	31.356	33.608	35.464	38.275	41.290	43.854
Supply - in R$ million	44,8	44,9	46,1	54,4	62,8	74,8

services provided by former company employees. By sponsoring meetings with directors and scheduling visits to the Company, the program strengthens ties between former employees and Cosipa. From 2001 to 2005, the program received 1,057 company retirees.

- The Christmas Without Hunger Campaign – in addition to Cosipa's employees, this campaign involves workers from independent contractor companies, and results in the collection of around 158 tonnes of food, which is donated to 114 charity organizations.
- The Winter Coat Campaign – based on the same model as the Christmas Without Hunger Campaign, this drive collected 37,391 articles of winter clothing which were distributed to various charity organizations.
- Volunteer Campaign – Cosipa encourages its employees to participate in volunteer activities inside and outside the Company. Cosipa employees and independent contractors engage in various activities in projects such as Cosipa at School, Mantiqueira and "Reforço Escolar na Usina". Currently, the Company has 40 active volunteers and 30 registered for events as needed.
- Consultation Panel – Developed by the office of the Center of Industry of the State of São Paulo (CIESP) in Cubatão, this program involves the director's office of CIESP-Cubatão, associated companies and the main representatives of the communities of the municipality. It holds monthly meetings for awareness, discussion and evaluation of issues related to safety and the environment in the Industrial Complex of Cubatão.
- Professional Development Program – sponsored by Cosipa, together with Ciesp-Cubatão, between 2004-2005, this program served around 250 needy residents. Education and professional development activities focus on the mechanical, blast furnace and welding areas.

Ternium

Ternium Hylsa mills maintains strong relations with the communities neighboring its production units. In keeping with the principle of environmental harmony and community solidarity, the Company promotes a series of corporate social action initiatives. Hyslamex works together with various institutions in charge of aiding and rescuing people and communities in emergency need, such as local firefighters and the Red Cross, among others. In cases of natural disaster, the Company helps by sending out specially-qualified professionals to assist local authorities.

Siderar assists neighboring communities at its industrial plants in the cities of San Nicolás, Ensenada, Florencio Varela, Haedo and Canning. In these cities, the Company carries out programs and actions aiming at improving the quality of life of local communities. Currently, the Company promotes programs on accident prevention, rural schools and different literacy activities. In the health area, the Company works continually with medical centers and institutions in the communities where it is present, often, for example, in the actual construction of hospitals and maternity wards.

Usiparts

Usiparts implemented the Functional Readaptation Program to reassign infirmed employees to new job functions compatible with their physical capabilities. One of the Company's main goals, from year to year, is to reduce by 50% the number of work-related accidents. In 2005, this goal was achieved, with the number of accidents in 2004, 20 in total, dropping to 10 in 2005.

Regarding education, the Company maintains the Adult Literacy Program. In 2005, 37 elementary students and 78 high school students concluded their studies. Since the inception of the program in 2002, a total of 230 employees have graduated from the program (16 in elementary school, 114 in middle school, and 100 in high school). For 2006, the goal is for a total of 75% of participants to complete elementary school and 50% to complete high school.

The Company also encourages volunteer activities. The forecast is that by the end of 2006, at least 30% of employees will participate in volunteer activities. Currently, with managerial incentives, there are volunteer groups in the areas of quality, the environment, workplace safety, value analysis and continual improvements. Additionally, various employees participate in neighborhood associations dedicated to community assistance activities.

MRS

The Family on the Train Program is a project aiming at company-family integration. The idea is to provide machinists' spouses with the opportunity to get to know their husband's work environments, thus reinforcing the role of the family relationship in the proper performance of work duties. Between February and November, the program serves 14 couples on a monthly basis.

Rio Negro

For the second year in a row, Rio Negro has been in third place in the Valor Carreira rankings, created by the newspaper Valor Econômico, among the best companies to work for, in the category of 501-1,000 employees. Moreover, the Company's computer literacy program for underprivileged communities won the INDA Social Action Prize in 2005, from the National Steel Distributors Institute (INDA).

Dufer

In partnership with the Social Service of Industry (SESI) and National Industrial Apprenticeship Service (SENAI), in 2005, Dufer started the Intensive Literacy Program (PAI), a supplementary educational project intended to guaranty all employees complete at least an elementary level of education. At the beginning of the program, the illiteracy rate at the Company was 12%. The goal is to ensure that, by 2008, almost all company employees (around 98%) achieve this basic level of schooling. In addition to helping fund the Subway Library in São Paulo, the Company also carries out an in-house program to improve its employee's computer skills. These classes, which are taught by information technology professionals, are offered to around 300 employees.

Usiroll

During the year, the Company held informational seminars and meetings at the beginning of each work day and monthly meetings on safety, to improve worker awareness of such issues. As a result, the Company did not report a single work-related accident that year.


NTOS

"Cosipa at School" Project

Usiminas System in Figures - IBASE

1. Calculation Basis	2005						2004					
	Usiminas			Usiminas System			Usiminas			Usiminas Systems		
1.1. Net Revenues - RL	6,956,208			13,040,726			6,683,127			12,229,873		
1.2. Operating Income - RO	2,842,709			4,784,572			2,792,560			4,983,067		
1.3. Gross Payroll - FPB	531,684			1,013,133			521,198			1,016,554		
2. Internal Social Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
2.1 Mandatory Social Security	98,293	242,509	18.49	23.94	1.41	1.86	110,722	311,006	21.24	30.59	1.66	2.54
2.2. Supplementary Pension Fund	22,024	29,535	4.14	2.92	0.32	0.23	72,668	81.538	13.94	8.02	1.09	0.67
2.3. Benefits												
2.3.1. Catering	16,099	44,892	3.03	4.43	0.23	0.34	14,957	34,747	2.87	3.42	0.22	0.28
2.3.2. Healthcare	13,267	26,077	2.50	2.57	0.19	0.20	10,399	22,243	2.00	2.19	0.16	0.18
2.3.3. Industrial Safety and Medicine	14,621	23,094	2.75	2.28	0.21	0.18	8,636	14,656	1.66	1.44	0.13	0.12
2.3.4. Education	0	116	0	0.01	0	0	0	0	0	0	0	0
2.3.5. Culture	0	0	0	0	0	0	0	0	0	0	0	0
2.3.6. Professional Development and Capacity-Building	5,307	7,307	1.00	0.72	0.08	0.06	5,091	8,704	0.98	0.86	0.08	0.07
2.3.7. Day-care Centers or Allowances	0	19	0	0	0	0	0	19	0	0	0	0
2.3.8. Transportation	2,875	17,547	0.54	1.73	0.04	0.13	2,736	14,775	0.52	1.45	0.04	0.12
2.3.9. Insurance	1,121	2,591	0.21	0.26	0.02	0.02	807	1,651	0.15	0.16	0.01	0.01
2.4. Others	2,063	7,572	0.39	0.75	0.03	0.06	2,639	7,095	0.51	0.70	0.04	0.06
2.5. Employee Profit-Sharing Scheme	67,554	96,812	12.71	9.56	0.97	0.74	92,938	133,270	17.83	13.11	1.39	1.09
Total 2 – Internal Social Indicators	243,224	498,071	45.76	49.17	3.50	3.90	321,593	629,704	61.70	61.94	4.82	5.14
3. External Social Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System	Usiminas	Usiminas System
3.1. Education	193	1,499	0.01	0.03	0.00	0.01	160	1,429	0.01	0.03	0.00	0.01
3.2. Culture	9.670	14,616	0.34	0.31	0.14	0.11	8,075	13,425	0.29	0.27	0.12	0.11
3.3. Healthcare and Sanitation	397	497	0.01	0.01	0.01	0.00	330	330	0.01	0.01	0.00	0.00
3.4. Sports	496	496	0.02	0.01	0.01	0.00	412	412	0.01	0.01	0.01	0.00
3.5. Combating Hunger /Food Security	30	30	0.00	0.00	0.00	0.00	25	25	0.00	0.00	0.00	0.00
3.6. Others	1,051	1,069	0.04	0.02	0.02	0.01	873	873	0.03	0.02	0.01	0.01
Total contributions to society	11,837	18,207	0.42	0.38	0.18	0.13	9,875	16,494	0.35	0.34	0.14	0.13
3.7. Taxes (social security excluded)	1.807.240	2,896,788	63,57	60,86	25,98	22,21	1,764,696	2,832,043	63.19	56.83	26.41	23.16
Total 3 – External Social Indicators	1.819.077	2.914.995	63,99	61,25	26,16	22,34	1,774,571	2,848,537	63.54	57.17	26.55	23.29
4. Environmental Indicators	Value R$		% Gross Payroll		% Net Revenues		Value R$		% Gross Payroll		% Net Revenues	
Investments related to corporate operation/production	47,605	60,465	1,67	1.27	0.68	0.46	7,310	11,862	0.26	0.24	0.11	0.10
Investments in external programs and/or projects	0	0	0	0	0	0	0	0	0	0	0	0
4.1 Total Environmental Investments	47,605	60,465	1.67	1.27	0.68	0.46	7,310	11,862	0.26	0.24	0.11	0.10
4.2 Regarding the establishment of annual targets for minimizing wastes generation and consumption in general by the production /operation areas, and enhancing the efficient use of natural resources, the Company:	( ) has no targets ( ) complies 0- 50% ( ) complies 51% - 75% (X) complies 76% - 100%						( ) has no targets ( ) complies 0- 50% ( ) complies 51% - 75% (X) complies 76% - 100%					

5. Staff Indicators	As of December 31, 2005		As of December 31, 2004	
	Usiminas	Usiminas System	Usiminas	Usiminas System
5.1. Headcount at end of period	7,962	19,688	7,967	19,422
5.2. No. of Hires in Period	540	2,002	329	2,310
5.3. No. of Outsourced Personnel	5,628	16,042	5,542	15,171
5.4. No. of Interns/On-the-job Trainees	179	555	249	653
5.5. No. of Employees over 45 years of age	2,238	4,489	2,331	4,037
5.6. No. of Women working for the Company	306	904	307	886
5.7. % Management Positions held by Women	4	14	3	17
5.8. No. Negroes working for the Company	468	1,139	516	1,139
5.9 % Management Positions held by Negroes	0	7	0	8
5.10. No. of Disabled Employees	122	393	150	542

6. Significant Information on the Exercise of Corporate Citizenship	2005 Actual			2006 Targets		
	Usiminas	Usiminas System		Usiminas	Usiminas System	
Ratio between the highest and lowest remuneration in the Company	35.94	34.99		35	35	
Total number of work accidents	11	66		0	0	
Outreach and environmental projects implemented by the Company were defined by:	(X) senior officers	( ) senior officers / managers	( ) all employees	(X) senior officers	( ) senior officers / managers	( ) all employees
Workplace safety and health standards were defined by:	( ) senior officers	( ) senior officers / managers	(X) all employees plus CIPA	(X) senior officers	(X) senior officers / managers	(X) all employees
With regard to trade union freedom, the right to collective bargaining and in-house worker representation, the Company:	(X) is not involved	( ) follow the ILO standards	( ) encourages and comply with ILO standards	(X) is not involved	( ) follow the ILO standards	( ) encourages and comply with ILO standards
The supplementary pension fund covers:	( ) senior officers	( ) senior officers / managers	(X) all employees	( ) senior officers	( ) senior officers / managers	(X) all employees
Profit or earnings sharing scheme includes:	( ) senior officers	( ) senior officers / managers	(X) all employees	( ) senior officers	( ) senior officers / managers	(X) all employees
When selecting suppliers, the same ethical, social accountability and environmental responsibility standards as adopted by the Company:	( ) are not considered	( ) are recommended	(X) are required	( ) are not considered	( ) are recommended	(X) are required
With regard to employee participation in volunteering programs, the Company:	( ) is not involved	( ) supports	(X) organizes and encourages	( ) is not involved	( ) supports	(X) organizes and encourages
Total number of consumer complaints and criticisms:	At the Company - 0	At Procom - 0	In Courts - 0	At the Company - 0	At Procom - 0	In Courts - 0
% complaints and criticisms answered or resolved:	At the Company - 0	At Procom - 0	In Courts - 0	At the Company - 0	At Procom - 0	In Courts - 0

	2005		2004	
Overall value added to be distributed (R$ 000):	Usiminas	Consolidated	Usiminas	Consolidated
Distribution of Value Added (DVA)	R$ 6,542,203	R$ 8,504,632	R$ 5,693,027	R$ 7,659,819
	28.50% Government 7.25% Staff 17.05% Stockholders 4.43% Third Parties	35.36% Government 10.62% Staff 13.11% Stockholders 7.95% Third Parties	31.97% Government 8.69% Staff 18.77% Stockholders 5.70% Third Parties	38.87% Government 11.37% Staff 13.95% Stockholders 10.34% Third Parties 25,47 % Withheld




Ipanema Park - Ipatinga

10. Company Information



BOARD OF DIRECTORS

- Bertoldo Machado Veiga [Chairman]
- Ermínio Tadei
- Gabriel Stoliar
- Hidemi Kawai
- José Carlos Martins
- Kenichi Asaka
- Marcelo Pereira Malta de Araújo
- Marcus Olyntho de Camargo Arruda
- Marta Xavier Gonçalves
- Rinaldo Campos Soares

EXECUTIVE BOARD

- Chief Executive Officer: Rinaldo Campos Soares
- Director of Finance and Investor Relations: Paulo Penido Pinto Marques
- Director of Development: Gabriel Márcio Janot Pacheco
- Director of Sales: Idalino Coelho Ferreira – DOMESTIC MARKET
- Director of Sales: Renato Vallerini Júnior – INTERNATIONAL MARKET
- Director of Industrial Operations: Omar Silva Júnior
- Director of Special Relations: Ricardo Yasuyoshi Hashimoto

FISCAL COUNCIL

- José Ruque Rossi [Chairman]
- Antônio Joaquim Ferreira Custódio
- José Ignacio Ortuondo Garcia
- José Wellington Marques de Araujo
- Masato Ninomiya

Biographies of Board of Directors Members and Executive Officers

BERTOLDO MACHADO VEIGA

Chairman of the Board of Directors

Studied Law at PUC, and has sat on the Forum of Belo Horizonte since 1967.

MARCELO PEREIRA MALTA DE ARAÚJO

Board of Directors Member

Graduated in mechanical engineering from the Instituto Militar de Engenharia in 1993, pursued graduate studies in Business Administration at Fundação Dom Cabral/Insead, in France; and specialized in Business Management at Harvard University, USA. Worked at Shell Brasil and Companhia Siderurgica Nacional, where he acted as executive director of administration and participations. Currently, he is a member of the Board of Directors at Camargo Corrêa SA.

MARTA XAVIER GONÇALVES

Board of Directors Member

Studied Economics, holds an MBA in Finance and Corporate Law and graduate studies in Foreign Trade. Coordinated the Department of Analysis of Projects and Credit Operations at the State Director's Office of the Bank of Brazil in Rio de Janeiro, and is senior analyst in the Capital Market Management /Investment Direction Office at PREVI (Bank of Brazil employee pension plan).

GABRIEL STOLIAR

Board of Directors Member

Graduate studies in Engineering and Production, with an MBA/Executive (PDG/EXE); was the director of the Operations Division in the mining and metallurgy, chemical, petrochemical, and paper and pulp areas of BNDES Participações S.A. and director of BNDESPAR (responsible for the areas of investment, divestment, planning and portfolio control); today acts as vice-president/director of Cia. Vale do Rio Doce, in addition to acting as a member of the Board of Directors of Bahia Celulose S.A. and the Rio de Janeiro Stock Exchange (BVRJ).

KENICHI ASAKA

Board of Directors Member

Graduated in Social Studies, made his career at Nippon Steel, acting, among other functions, as manager of the Plant Chemical and Tank Division, and Plant and Machinery Division, and general manager and substitute director of the Plant Environmental Division and Hydraulic Systems at Nippon Steel Corporation. Currently he is the CEO of Nippon Empreendimentos Siderúrgicos S.A.

HIDEMI KAWAI

Board of Directors Member

Studied Economics, acted as director of Eximbank do Japão (now JBIC) and executive director of Marubeni Corporation. Today he is president of Nippon Usiminas CO. LTDA.

MARCUS OLYNTHO DE CAMARGO ARRUDA

Board of Directors Member

Studied Law and Business Administration, worked as legal director at Indústrias Votorantim and other group companies and today acts as the vice-president/director of Banco Votorantim.

JOSÉ CARLOS MARTINS

Board of Directors Member

An economist, ex-director of Companhia Siderúrgica Nacional, president of Latasa and Rexam Beverage Co. South America. Currently, the executive director of iron-based products at CVRD.

ERMÍNIO TADEI

Board of Directors Member

Studied Economics and Business Administration, holds an MBA in Business Administration, in addition to various degrees in Modern Languages (Portuguese and German). Made his career at the Bank of Brazil, as the institution's adjunct manager in Singapore, Tokyo and Amsterdam, head of the Department of Control on External Areas, and executive manager of External Operations.

RINALDO CAMPOS SOARES

Board of Directors Member and Chief Executive Officer

Studied Mining and Metallurgy and holds a doctorate in Engineering, made his career at Usiminas, where he has acted as head of Production, general manager of the steelworks and Director of Operations. Today he is the CEO of Usiminas, president of Usiminas Mecânica and the São Francisco Xavier Foundation; Chairman of the Board of Directors of Rio Negro; vice-chairman of the Board of Directors of TERNIUM; full-time board member at Usifast; member of the Consultation Council at Cenibra and Faculdade Pitágoras; and a board member of the Council on Economic and Social Development for the President of the Republic of Brazil.

PAULO PENIDO PINTO MARQUES

Director of Finance and Investor Relations

Studied Electric Engineering, the current director of Finance and Investor Relations at Usiminas; former director of Investments and vice-president and director of Financial Institutions and Services at Citibank; director of the department of Large Business and Financial Institutions and director of Merchant Banking and Financial Institutions at BankBoston; and vice-president and director of Financing and Credit at JP Morgan (Morgan Guaranty Trust Co., in New York).

GABRIEL MÁRCIO JANOT PACHECO

Director of Development

Studied Mechanical Engineering, the current director of Development at Usiminas, made his career at the Company, acting as head of Rolling and Plates, head of Cold Strip Rolling, head of the Department of Energy, director of Equipment and Installations and general manager of the Intendente Câmara steel works.

IDALINO COELHO FERREIRA

Director of sales – Domestic market

Mining and Metallurgy Engineer, the Director of Sales at Usiminas rose through the Company, where he has acted as technical manager of the steelworks, covering the Departments of Metallurgy and Inspection, Production Planning and Control, and Information Technology, and as manager of Domestic Sales.

RENATO VALLERINI JÚNIOR

Director of Sales– International market

Studied Law at UFMG. In 1967, began working for Usiminas, having taken various specialization courses in Japan and France. He has been the sales director of Cosipa since 1993.

OMAR SILVA JÚNIOR

Director of Industrial Operations

Studied Electric Engineering at the Catholic University of Minas Gerais. In 1972, began working at Usiminas, where he has held various managerial positions, until November 1991, when he was made chief of production at the Intendente Câmara mill, in Ipatinga. In September 1993, he became the first director of industrial operations at Cosipa after its privatization, until 1997, and then became president of Cosipa until 2005. Currently acts as Director of Industrial Operations at Usiminas and Cosipa.

RICARDO YASUYOSHI HASHIMOTO

Director of Special Relations

Studied Economics, Law, Accounting and Business Administration, is the current director of Special Relations at Usiminas, after acting as division head, assistant superintendent and assistant to the director-superintendent.



ADDRESS	Rua Prof. José Vieira de Mendonça, 3011 CEP :31310-260 – Belo Horizonte, MG Tel.: (55 31) 3499-8000 Fax: (55 31) 3499-8202 www.usiminas.com.br
INVESTOR RELATIONS	Director: Paulo Penido Pinto Marques Manager: Bruno Seno Fusaro Tel: (55 31) 3499-8710 Fax: (55 31) 3499-9537 E-mail: investidores@usiminas.com.br
INVESTOR RELATIONS CONSULTANT	FIRB – Financial Investor Relations Tel: (55 11) 3897-6857
SHAREHOLDER SERVICES	Custodian: Bradesco Shareholder Department Prédio Amarelo – 20 Andar Cidade de Deus – Osasco – SP Depositary Bank: The Bank of New York
INDEPENDENT AUDITORS	Ernst & Young Auditores Independentes
STOCK EXCHANGE TICKER SYMBOLS	The São Paulo Stock Exchange - Bovespa USIM3 - Common USIM5 and USIM6 - preferred Over the Counter (OTC) US Market ADR Level 1 USNZY Ratio (1 ADR: 1 Preferred share) Latibex XUSI
NEWSPAPERS PUBLISHING COMPANY INFORMATION:	Diário Oficial de Minas Gerais Gazeta Mercantil Estado de Minas

CREDITS

OVERALL COORDINATION - USIMINAS	Corporate Planning Department
TEAM PARTICIPANTS: USIMINAS SYSTEM	Audit and Internal Control Department Social Communication Department Controllers and Accounting Department Legal Department Investor Relations Department Human Resources Department Marketing Department General Management of the Plants
PROJECT COORDINATION AND CONTENT	FIRB – Financial Investor Relations
EDITORIAL SUPERVISION	Conceito Comunicação Estratégica
GRAPHIC DESIGN AND PRODUCTION	Lúcia Nemer Rui Loureiro DESIGN ASSISTANT Leandro Sacramento Martuse Fornaciari
PHOTOS	Marco Mendes [Lumini] Leonardo Horta Beto Oliveira Rodrigo Zeferino Sérgio Ferreira Rodrigues Fernando Martins Usiminas Archive All photos in this Report are of the Usiminas System.

2005

USIMINAS

FINANCIAL STATEMENTS
COMPANY AND CONSOLIDATED

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

December 31, 2005 and 2004 with Report of Independent Auditors

BALANCE SHEETS

December 31, 2005 and 2004 (In thousands of Reais)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Suppliers, contractors and freight	144,484	98,006	395,096	328,206
Loans and financings (Note 13)	513,592	598,244	1,151,218	1,357,961
Advances from customers	11,874	11,063	154,052	170,427
Payable to related companies	66,616	47,871	58,208	58,135
Salaries and related charges	62,349	55,151	134,125	115,813
Taxes payable (Note 14)	79,192	131,165	121,637	228,264
Taxes payable in installments (Note 15)	29,500	18,226	31,771	20,456
Income and social contribution taxes	295,177	320,395	517,595	452,767
Dividends payable (Note 18)	540,544	794,803	546,955	808,742
Financial instruments (Note 22)	271,587	27,167	675,817	129,112
Actuarial Liabilities (Note 17)	-	-	10,605	11,166
Other current liabilities	96,581	136,992	143,292	203,038
	2,111,496	2,239,083	3,940,371	3,884,087
Non-current liabilities				
Loans and financings (Note 13)	589,344	961,957	2,292,584	3,508,334
Taxes payable in installments (Note 15)	135,429	151,267	144,240	161,464
Deferred income and social security taxes (Note 9)	70,180	75,592	253,202	243,335
Provision for contingences (Note 16)	579,083	589,769	1,058,218	1,019,548
Actuarial Liabilities (Note 17)	899,990	962,431	1,292,239	1,374,450
Financial instruments (Note 22)	-	155,581	336,736	556,827
Payable to related companies	57,657	94,411	14,062	16,920
Other non-current liabilities	19,739	31,052	26,897	40,126
	2,351,422	3,022,060	5,418,178	6,921,004
Minority shareholders' *participation*	-	-	84,139	212,590
Shareholders' equity (Note 18)				
Capital	2,400,000	1,280,839	2,400,000	1,280,839
Capital reserve	1,831,542	1,831,542	1,831,542	1,831,542
Income reserve	4,576,420	2,897,598	4,521,028	2,837,068
	8,807,962	6,009,979	8,752,570	5,949,449
Total liabilities and shareholders' equity	13,270,880	11,271,122	18,195,258	16,967,130

See accompanying notes.

INCOME STATEMENTS

Years ended December 31, 2005 and 2004 (In thousands of Reais, except income per share)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Gross sales and services				
Product sales				
Domestic market	7,802,128	7,239,704	13,468,112	12,006,331
Foreign market	1,269,350	1,435,442	3,391,427	3,801,115
Service sales	92,043	128,210	198,897	209,263
	9,163,521	8,803,356	17,058,436	16,016,709
Value added an excise tax on sales	(2,207,313)	(2,120,229)	(4,017,710)	(3,773,485)
Net sales and services	6,956,208	6,683,127	13,040,726	12,243,224
Cost of sales and services	(3,855,184)	(3,585,897)	(7,625,365)	(6,637,035)
Gross profit	3,101,024	3,097,230	5,415,361	5,606,189
Operating expenses (Note 19)				
Salling	(95,210)	(97,650)	(231,310)	(246,100)
General and administrative expenses	(95,239)	(89,685)	(209,383)	(211,463)
Management fees	(34,897)	(29,180)	(49,220)	(38,730)
Other net operating expenses	(32,970)	(88,155)	(165,926)	(126,829)
	(258,316)	(304,670)	(655,839)	(623,122)
Operating profit before the financing expenses and subsidiary and affiliated companies participation	2,842,708	2,792,560	4,759,522	4,983,067
Net financial expenses (Note 20)	(200,227)	(298,973)	(666,197)	(768,855)
Subsidiary and affiliated companies (Note 10)				
Equity pick up adjustment	1,896,201	1,262,486	931,112	199,005
Realization of (goodwill) negative goodwill	(8,148)	3,674	(8,148)	3,674
Provision for losses - unsecured liabilities	-	117,662	-	117,662
	1,687,826	1,084,849	256,767	(448,514)
Operating profit	4,530,534	3,877,409	5,016,289	4,534,553
Non-operating income (expenses)	2,991	(12,628)	(41,049)	(111,666)
Profit before taxes and minority interests	4,533,525	3,864,781	4,975,240	4,422,887
Income and social contribution taxes (Note 9)				
Income tax	(428,872)	(623,531)	(731,158)	(982,664)
Social Contribution	(191,362)	(187,526)	(302,314)	(319,216)
	(620,234)	(811,057)	(1,033,472)	(1,301,880)
Minority interests	-	-	(23,339)	(102,176)
Net income	3,913,291	3,053,724	3,918,429	3,018,831
Net income per share	R$17.8381	R$13.9199		

See accompanying notes.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2005 and 2004 (In thousands of Reais)

		[illegible]			[illegible]			
	Capital	Excess amount in shares subscription	Treasury shares	Tax incentives	Legal	Reserve for investments and working capital	Retained earnings	Total
At December 31, 2003	1,280,839	1,787,313	(105,295)	149,524	65,634	847,043	-	4,025,058
Net income	-	-	-	-	-	-	3,053,724	3,053,724
Net income destination:								
-Legal Reserve	-	-	-	-	152,686	-	(152,686)	-
-Interest on shareholders' equity	-	-	-	-	-	-	(394,004)	(394,004)
-Dividends	-	-	-	-	-	-	(674,799)	(674,799)
-Investment and net working capital reserve	-	-	-	-	-	1,832,235	(1,832,235)	-
At December 31, 2004	1,280,839	1,787,313	(105,295)	149,524	218,320	2,679,278	-	6,009,979
Capital increase - AGE on March 28, 2005	1,119,161	-	-	-	-	(1,119,161)	-	-
Net income	-	-	-	-	-	-	3,913,291	3,913,291
Net income destination:								
-Legal Reserve	-	-	-	-	195,665	-	(195,665)	-
-Interest on shareholders' equity	-	-	-	-	-	-	(540,037)	(540,037)
-Dividends	-	-	-	-	-	-	(575,271)	(575,271)
-Investment and net working capital reserve	-	-	-	-	-	2,602,318	(2,602,318)	-
At December 31, 2005	**2,400,000**	**1,787,313**	**(105,295)**	**149,524**	**413,985**	**4,162,435**	**-**	**8,807,962**

See accompanying notes.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2005 and 2004 (In thousands of Reais)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
SOURCES OF WORKING CAPITAL				
From operations:				
Net income	3,913,291	3,053,724	3,918,429	3,018,831
Expenses (revenues) which do not affect working capital:				
Long-term monetary and exchange variation, net	10,089	63,114	(58,057)	16,259
Depreciation and amortization of plant, property and equipments	258,626	252,764	672,824	537,732
Amortization of deferred charges	-	-	7,368	6,651
Equity pick up adjustments	(1,888,053)	(1,383,822)	(922,964)	(323,341)
Setting up of provisions in long-term liabilities	51,409	172,435	129,475	269,494
Deferred income and social contribution taxes	(116,772)	256,596	(84,722)	241,582
Provision (reversal) for losses on long-term assets	-	4,659	266	5,268
Permanent asset disposals	15,309	22,972	57,071	108,460
Minority interests	-	-	23,339	102,176
Others	353	12,604	(17,660)	21,427
	2,244,252	2,455,046	3,725,369	4,007,539
From shareholders:				
Capital subscription	-	-	5,764	49,611
	-	-	5,764	49,611
From third parties:				
Loans and financings	234,576	3,931	360,976	1,116,984
Amortization of receivables from related parties	60,489	226,362	-	17,673
Increase in other long-term accounts payable	-	167,963	10,267	92,195
Decrease in other long-term assets	212,891	180,124	399,633	319,695
Investment disposals	703	-	93,213	687
Dividends	313,449	148,532	59,910	84,391
Others	8,165	4,133	3,074	6,461
	830,273	731,045	927,073	1,638,086
Total sources	3,074,525	3,186,091	4,658,206	5,695,236
APPLICATIONS OF WORKING CAPITAL				
In permanent assets				
Investments	344,811	348	3,585	2,628
Property, plant and equipment	213,486	161,167	464,287	333,460
Deferred charges	-	-	3,554	11,257
Transfer to current liabilities of:				
Long-term loans, financings and debentures	542,375	619,314	1,391,384	1,635,727
Other long-term liabilities	196,604	83,090	214,033	97,540
Receivables from related parties	275,003	105,546	140,652	-
Increase in other long-term assets	64,641	40,409	232,784	50,277
Decrease in other long-term liabilities	44,291	19,813	342,070	24,602
Dividends / interest on shareholders' equity	1,115,308	1,068,803	1,115,308	1,068,803
Change in holdings of minority interests	-	-	138,660	11,954
Reversal of provisions	172,284	-	208,342	13,036
Others	5,652	42,768	154,662	50,492
Total applications	2,974,455	2,141,258	4,409,321	3,299,776
Increase in working capital	100,070	1,044,833	248,885	2,395,460
Current assets				
At the beginning of the year	3,746,938	2,309,116	6,334,957	4,262,157
At the end of the year	3,719,421	3,746,938	6,640,126	6,334,957
	(27,517)	1,437,822	305,169	2,072,800
Current liabilities				
At the beginning of the year	2,239,083	1,846,094	3,884,087	4,206,747
At the end of the year	2,111,496	2,239,083	3,940,371	3,884,087
	(127,587)	392,989	56,284	(322,660)
Increase in working capital	100,070	1,044,833	248,885	2,395,460

See accompanying notes

SUPPLEMENTARY INFORMATION

STATEMENTS OF CASH FLOWS

December 31, 2005 and 2004 (In Thousands of Reais)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Adjustment to reconcile net income				
Net income	3,913,291	3,053,724	3,918,429	3,018,831
Monetary and exchange variation, net	249,159	312,169	583,966	720,840
Depreciation and amortization	258,626	252,764	680,192	544,383
Investment disposals	24,030	22,734	64,560	107,836
Equity pick up adjustments	(1,888,053)	(1,383,822)	(922,964)	(320,341)
Income and social contribution taxes	620,234	811,057	1,033,472	1,301,880
Reversal of provisions	(14,679)	18,112	55,473	38,652
Minority interest adjustment	-	-	23,339	102,176
Dividends received	313,449	148,532	59,910	84,391
	3,476,057	3,235,270	5,496,377	5,598,648
(Increase) decrease in assets				
Trade accounts receivable	14,918	(34,628)	142,421	(356,813)
Inventories	(334,037)	(248,848)	(532,854)	(557,161)
Recoverable taxes	7,190	97,616	46,774	110,150
Deferred income and social contribution taxes	169,503	228,042	116,178	328,164
Judicial deposits	(15,138)	(29,190)	(37,762)	(35,675)
Others	(313,375)	(8,098)	(174,276)	(82,478)
	(470,939)	4,894	(439,519)	(593,813)
Increase (decrease) in liabilities				
Suppliers, contractors and freight - domestic	46,478	(41,228)	66,890	7,531
Payable to related companies	18,745	(41,814)	73	14,797
Advances from customers	811	4,744	(16,375)	38,120
Taxes payable	(51,973)	84,753	(106,627)	133,404
Income and social contribution taxes	(645,452)	(327,528)	(884,937)	(563,315)
Other	(254,383)	(106,803)	(304,968)	(88,100)
	(885,774)	(427,876)	(1,245,944)	(457,563)
Net cash provided by operating activities	2,119,344	2,812,288	3,810,914	4,547,272
CASH FLOWS FROM INVESTIMENT ACTIVITIES				
Increase in investments	(295,954)	(348)	(298,546)	(2,628)
Acquisition of property, plant and equipment, net of capitalized charges	(213,486)	(161,167)	(408,494)	(323,535)
Permanent asset disposals (acquisition)	-	-	-	(62,601)
Net cash used in investing activities	(509,440)	(161,515)	(707,040)	(388,764)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loans and financings obtained	234,576	20,619	649,576	1,655,060
Payment of loans, financings and taxes in installments	(577,675)	(971,627)	(1,645,806)	(3,471,627)
Interest paid on loans, financings and taxes in installments	(91,021)	(155,786)	(368,102)	(581,947)
Redemption of swap transactions	(120,826)	(22,330)	(270,305)	(92,453)
Dividends paid	(1,375,410)	(564,500)	(1,390,092)	(565,609)
Net cash used in financing activities	(1,930,356)	(1,693,624)	(3,024,729)	(3,056,576)
EXCHANGE VARIATION ON CASH	4,232	(1,743)	(59,077)	(38,437)
Increase (decrease) in cash and cash equivalents	(316,220)	955,406	20,068	1,063,495
Cash and cash equivalents at the beginning of the year	1,398,139	442,733	1,910,586	847,091
Cash and cash equivalents at the end of the year	1,081,919	1,398,139	1,930,654	1,910,586

See accompanying notes.

SUPPLEMENTARY INFORMATION

STATEMENTS OF VALUE ADDED

December 31, 2005 and 2004 (In thousands of Reais)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Gross sales and services and non-operating income (*)	9,090,110	8,667,566	16,879,513	15,746,534
Goods and services acquired from third parties	(4,315,610)	(4,183,581)	(8,829,937)	(8,006,551)
Gross value added	4,774,500	4,483,985	8,049,576	7,739,983
Retentions (depreciation and amortization)	(250,124)	(233,385)	(558,789)	(429,353)
Net value added	4,524,376	4,250,600	7,490,787	7,310,630
Transfers				
Equity pick up adjustments	1,888,053	1,383,822	922,964	320,341
Financial income	129,774	58,605	114,220	131,024
Minority interests	-	-	(23,339)	(102,176)
	2,017,827	1,442,427	1,013,845	349,189
Total value added to be distributed	6,542,203	5,693,027	8,504,632	7,659,819

DISTRIBUTION OF THE VALUE ADDED

	COMPANY				CONSOLIDATED			
	2005		2004		2005		2004	
	Amount	%	Amount	%	Amount	%	Amount	%
Distribution of the value added	6,542,203	100	5,693,027	100	8,504,632	100	7,659,819	100
Employees	474,623	7.25	494,655	8.69	903,206	10.62	870,934	11.37
Salaries	350,148	5.35	299,869	5.27	727,364	8.55	617,060	8.06
Sales commissions	-	-	-	-	275	-	337	-
Management fee	34,897	0.53	29,180	0.51	49,220	0.58	38,730	0.51
Employees' bonus	67,554	1.03	92,938	1.63	96,812	1.14	133,270	1.74
Pension plans	22,024	0.34	72,668	1.28	29,535	0.35	81,538	1.06
Taxes	1,864,301	28.50	1,820,419	31.97	3,006,827	35.36	2,977,663	38.87
Federal (**)	1,275,787	19.50	1,344,719	23.62	2,088,942	24.56	2,220,085	28.98
States	577,633	8.83	465,778	8.18	889,161	10.46	731,273	9.55
Cities	10,881	0.17	9,922	0.17	28,719	0.34	26,212	0.34
Tax incentives	-	-	-	-	5	-	93	-
Financers (interest)	289,988	4.43	324,229	5.70	676,170	7.95	792,356	10.34
Interest on shareholders' equity and dividends	1,115,308	17.05	1,068,803	18.77	1,115,308	13.11	1,068,803	13.95
Retained earnings	2,797,983	42.77	1,984,921	34.87	2,803,121	32.96	1,950,063	25,47

(*)Gross revenues and non-operating income comprise: Gross sales and services less cancelled sales, sales discounts and allowance for doubtful accounts; plus nonoperating result

(**)Social charges are classified under federal taxes.

December 31, 2005 and 2004 (In thousands of Reais, except when stated otherwise)

1. Operating context

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINASoperates in the steel industry and carries out related activities. The Company's steel operations consist of two major steelmaking and finishing plants located in Ipatinga, Minas Gerais (Usina Intendente Câmara) and in Cubatão, São Paulo (Usina José Bonifácio de Andrada e Silva). The Company and its wholly-owned subsidiary COSIPA produce flat-rolled carbon steel, for the domestic and foreign markets.

The Company's strategy provides for the operation of several service and distribution centers in Brazil as well as of the Cubatão and the Praia Mole ports located in São Paulo and in Espírito Santo, respectively.

In order to expand its operations, the Company holds, direct and/or indirect, investments in subsidiaries, jointly owned and affiliated companies, which business purposes are summarized in Note 10.

2. Basis of preparation and presentation of the 'financial statements

The financial statements of the Company were prepared and are being presented in accordance with the accounting practices adopted in Brazil based on the rules of the Brazilian Corporation Law, and on the standards and pronouncements of the Brazilian Securities and Exchange Commission - CVM, and of the Brazilian Institute of Independent Auditors - IBRACON.

With the objective of improving the information presented to the market, the Company is presenting suplementary information about itself and consolidated:

(a) Statements of cash flows: prepared in accordance with the procedure NPC 20 of the Bazilian Institute of Independent Auditors - IBRACON, with the objective of presenting the incomes and outcomes of the parent Company and consolidated.

(b) Statements of value added: prepared in accordance with the Statement no 1.010/2005 issued by the Federal Accounting Board ("Conselho Federal de Contabilidade"), which approved the Brazilian Accounting Standard NBC T 3.7 - Statement of Value Added, which purpose is to present the income for the year in terms of wealth generation (value added) by the Company and distribution of such wealth among those contributing to the generation thereof.

3. Consolidated financial statements

The consolidated financial statements at December 31, 2005 and 2004, include the financial statements of the parent company Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and of the following subsidiaries and jointly owned companies, which were reviewed to the extent considered necessary by independent auditors:

	% INTEREST	
	2005	2004
Companhia Siderúrgica Paulista – COSIPA	100	92.89
Usiminas Mecânica S.A.	99.99	99.99
Rio Negro Com. Ind. Aço S.A.	64.43	64.43
Usiparts S.A. Sistemas Automotivos	99.09	95.23
Usiminas International Ltd.	100	100
Usiminas Europa A/S.	100	-
Fasal S.A. Com. Ind. Prod. Siderúrgicos	50	50
Unigal Ltda. (*)	79.34	79.34
Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda.	50	50
Siderholding Participações Ltda.	50	50
RNcentro Participações Ltda.	99.99	99.99
Usimpex S.A.	100	100
Usimpex Industrial S.A. - USIAL	97.22	97.22

(*) In December 31, 2004, 64.99% of direct participation and 14.35% of indirect participation, through Usiminas International.

The subsidiary Companhia Siderúrgica Paulista - COSIPA has an authorization granted by the Brazilian Securities and Exchange Commission - CVM to not consolidate its controlled company Dufer S.A., because of its non-representativity with respect to Cosipa's financial statements. At December 31, 2005, Cosipa's management decided to consolidate Dufer's financial statements, and to preserve the comparability of the consolidated financial statements, the 2004 balances were adjusted accordingly.

The financial statements of the jointly owned companies can be summarized as follows:

(a) Balance sheets

	2005			2004		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Assets						
Current assets	202,209	2,964	121,152	214,459	3,767	100,846
Non-current assets	8,255	-	94,591	7,887	-	12,856
Permanent assets	13,199	5,273	371,606	12,365	5,142	400,311
Total assets	223,663	8,237	587,349	234,711	8,909	514,013
Liabilities and Shareholders' Equity						
Current liabilities	21,143	432	132,133	57,092	389	117,441
Non-current liabilities	21,363	-	335,839	16,731	-	353,929
Shareholders' equity	181,157	7,805	119,377	160,888	8,520	42,643
Total Liabilities and Shareholders' equity	223,663	8,237	587,349	234,711	8,909	514,013

(b) Income statements

	2005			2004		
	Fasal	Usiroll	Unigal	Fasal	Usiroll	Unigal
Net sales and services	354,664	3,852	191,487	526,373	3,732	140,410
Cost of sales and services	(293,345)	(2,485)	(39,853)	(394,069)	(2,178)	(36,898)
Operating (expenses) income	(13,579)	224	(123,864)	(20,941)	99	(73,136)
Non operating (expenses) income	433	(7)	-	540	-	-
Provision for income and social contribution taxes	(12,218)	(270)	50,182	(33,407)	(204)	(4,710)
Net income for the year	35,955	1,314	77,952	78,496	1,449	25,666

The consolidation process of the balance sheet and statement of income accounts for direct subsidiaries and proportional consolidation for the jointly owned subsidiaries corresponds to the sum of the balance sheet and statement of income account balances, according to their nature, complemented by the elimination of:

I. capital, reserves and retained earnings held among the companies;

II. intercompany balances, recorded as assets or liabilities, including unrealized profits; and

III. identification of the minority interests.

Negative goodwill on investments is disclosed in accordance with CVM Instruction no 247/96, classified in property, plant and equipment.

The conciliation between the consolidated and the Company's net income and shareholders' equity at December 31, 2005 and 2004 can be summarized as follows:

	SHAREHOLDERS' EQUITY		NET INCOME FOR THE YEAR	
	2005	2004	2005	2004
Parent Company balances	8,807,962	6,009,979	3,913,291	3,053,724
Unrealized profits	(55,392)	(60,530)	5,138	(34,893)
Consolidated balances	8,752,570	5,949,449	3,918,429	3,018, 831

The financial statements of the Company and the consolidated financial statements for the years ended December 31, 2005 and 2004 are presented separately, under the titles COMPANY and CONSOLIDATED, respectively.

4. Summary of significant accounting practices

4.1. Determination of results of operations

Results of operations are determined on the accrual basis of accounting and include income and charges, as well as monetary and exchange variations at official indexes or rates on current and non-current assets and liabilities. Income and social *contribution taxes* are deducted from or added to the result, (see item 4.4 below).

4.2. Current and non-current assets

(a) Cash and cash equivalents: marketable securities, classified as cash and cash equivalents, are represented by short term and immediate liquidity investments and are stated at cost plus earnings accrued to the balance sheet date.

(b) Accounts receivable: are stated at the corresponding realizable amounts, including an allowance for doubtful accounts which is set up for an amount considered sufficient to cover possible losses on the realization of receivables, considering the situation of each customer and the guarantees provided by them. Receivables in foreign currency are stated considering translation using the exchange rates prevailing at balance sheet date.

(c) Inventories: effective January 2005, the Company improved its cost accounting system, adopting the specified cost criteria, in which the production cost of each item is specifically allocated to such item. Up to December 31, 2004, the Company allocated production costs and costs of products sold on an average basis. Management understands that differences, if any, arising by the change in criteria, should it be practible to estimate, would not be significant with respect to the financial statements as a whole. Accordingly, at December 31, 2005, finished products and work-in-progress are stated at their specific production costs, and at December 31, 2004, are stated at their average production costs. The balance of the raw material inventory, at December 31, 2005 and 2004, are stated at their average costs. Costs of inventories are lower than their realizable value or replacement cost.

Imports in transit are stated at the accumulated cost of each transaction.

(d) Other assets: are stated at realizable value, including, when applicable, accrued earnings and monetary and exchange variation.

4.3. Permanent assets

(a) Investments: Investments in subsidiaries and affiliated companies are recorded at the equity method. Other investments are recorded at their acquisition cost, adjusted to the market value, when applicable. Amortization of premium and negative goodwill is carried out as described in Note 10.

(b) Property, plant and equipment: They are stated at construction or acquisition cost, plus monetary correction up to December 31, 1995. Depreciation is calculated on the straight-line basis, taking into consideration the estimated useful lives of the assets. Financial charges related to funds raised for construction in progress are capitalized up until construction is completed.

(c) Consolidated deferred charges refer to pre-operating expenses for plant modernization, research and development projects, mainly related to Cosipa and Unigal, which are amortized on the straight-line basis over periods from five to ten years.

4.4. Income and social contribution taxes

Income tax is computed on net income adjusted by additions and exclusions as required by Brazilian law, as described in Note 9. Social contribution is calculated using the period rates on pre-tax income adjusted under the terms of the law. Deferred income and social contribution taxes are recorded based on the official rates, on tax loss carry-forwards and on additions and exclusions for which taxation will occur in the future, according to CVM Resolution No. 273, dated August 20, 1998 and CVM Instruction No. 371, dated June 27 2002, which approved the Pronouncement from IBRACON with respect to income tax and social contribution accounting (Note 9). The values of income and social contribution taxes are presented net of payments made during 2005 and 2004. The recognition of tax credits is based on future profitability expectations based on a technical study examined by the Board of Auditors ("Conselho Fiscal") and approved by the Board of Directors ("Conselho de Administração").

Deferred income and social contribution taxes refer to accelerated depreciation tax incentives and taxes over unrealized exchange rate variations. They are recorded in current or non-current liabilities according to their respective maturities.

4.5. Current and non-current liabilities

(a) Provision for contingencies: Provisions for contingencies related to labor claims, tax and civil claims are recorded in amounts considered sufficient to offset probable losses based on the Company's internal and external legal counsel's opinion.

(b) Actuarial liabilities: The Company and certain subsidiaries participate in private pension plans, administered by closed-end private pension entities, to grant to their employees pension and other post-employment benefits. Actuarial liabilities are calculated by independent actuaries and are recorded by the projected unit method, as provided for in CVM Resolution No. 371/2000 (Note 17).

(c) Other liabilities: are stated at known or estimated amounts, increased, when applicable, by charges and monetary and exchange variation incurred, on a daily pro rata basis.

4.6. Transactions in foreign currency

Assets and liabilities balances arising from transactions in foreign currency (mainly US dollar) are translated into Brazilian currency (Brazilian real - R$) using the exchange rate at year end: December 31, 2005, US$ 1.00=R$ 2.3407 (December 31, 2004: US$ 1.00=R$ 2.6544).

4.7. Employees' bonus

The Company provides for employees' bonus amounts based on pre-determined operating and financial targets disclosed to employees. These amounts are recorded in "Cost of sales and services", "Selling expenses" and "General and administrative expenses" accounts.

4.8. Accounting estimates

In the preparation of the financial statements, the use of estimates to record certain assets, liabilities, and other transactions is necessary. The financial statements include estimates related to the useful lives of property, plant and equipment, provision for contingencies, determination of income taxes, and other similar accounts. Actual results may present variances in the relation to the estimates.

5. Cash and cash equivalents

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Cash and Banks				
In Brazil	112,380	63,909	187,368	96,406
In Foreign Countries	2,005	-	52,977	7,707
	114,385	63,909	240,345	104,113
Short-term Investments				
In Brazil	720,634	1,082,638	1,186,680	1,354,424
In Foreign Countries	246,900	251,592	503,629	452,049
	967,534	1,334,230	1,690,309	1,806,473
	1,081,919	1,398,139	1,930,654	1,910,586

Short-term investments mainly refer to bank certificates of deposit and fixed income funds, remunerated by an average rate which approximates that for Interbank Deposit Certificates - CDI, as well as foreign short-term investments, remunerated at prefixed rates plus exchange variation to the US dollar.

6. Accounts receivable

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Subsidiaries and related parties	175,367	169,708	135,233	105,808
Trade debtors				
Domestic Market	480,842	579,745	991,767	1,185,996
Foreign Markets	261,054	180,050	615,474	588,891
	917,263	929,503	1,742,474	1,880,695
Account receivable discounted	-	-	(401)	(1,007)
Allowance for doubtful accounts	(41,799)	(39,121)	(84,546)	(79,740)
	875,464	890,382	1,657,527	1,799,948

7. Transactions with related parties

The main balances and transactions of the Company with related parties are as follows:

	ASSETS			
	CURRENT		NON-CURRENT	
	2005	2004	2005	2004
Usiminas Mecânica S,A,	12,453	28,339	-	-
Companhia Vale do Rio Doce - CVRD	14	99	-	-
Usiparts S.A. Sistemas Automotivos	16,770	8,464	9,883	24,850
Companhia Siderúrgica Paulista - Cosipa	220,576	116,378	50,373	53,564
Fasal S,A, Com, Ind, Prod, Siderúrgicos	7,011	8,673	-	-
Camargo Corrêa Cimentos S.A.	419	458	-	-
Confab Industrial S.A.	22,685	44,448	-	-
Rio Negro Comércio e Indústria de Aço S.A.	71,339	90,032	-	-
Usiminas International Ltd.	-	-	-	59,724
I.I.I. Ind. Inv. Inc. (*)	-	-	267,081	-
Siderholding Participações Ltda.	-	2	68	68
Usifast Logística Industrial	4,700	10	-	-
Dufer S.A.	7,708	398	-	-
Fasal Trading Corp.	30,648	-	-	-
Rios Unidos Logística e Transportes de Aço Ltda.	50	-	-	-
MRS Logística S.A.	19,846	-	-	-
Sidor C.A.	2,161	1,046	-	-
Siderar S.A.I.C.	2,252	-	-	-
Banco Bradesco S.A.	113,091	166,107	-	-
Banco Sudameris S.A.	145,256	207,411	-	-
Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda.	20	-	-	-
Unigal Ltda.	6	3,130	-	-
	677,005	674,995	327,405	138,206

(*) Loan in US dollars, convertible in shares subjected to Libor and currency variation. The Company chose to convert this loan into equity in February 2006 (see note 10.3).

	LIABILITIES			
	CURRENT		NON-CURRENT	
	2005	2004	2005	2004
Usiminas Mecânica S.A.	3,252	2,385	44,434	77,491
Nippon Usiminas Co Ltd (*)	49,809	56,165	163,849	238,896
Companhia Vale do Rio Doce - CVRD	13,040	12,946	-	-
Usiparts S.A. Sistemas Automotivos	899	470	-	-
Companhia Siderúrgica Paulista - Cosipa	493	2,701	-	-
Camargo Corrêa Cimentos S.A.	3,675	3,677	13,223	16,920
Rio Negro Com, Ind, Aço S.A.	3,191	1,817	-	-
MRS Logística S.A.	826	282	-	-
Usiminas International Ltd. (**)	134,498	4,456	-	145,992
Ylopa Serviços de Consultadoria Lda.	1,829	-	-	-
Usifast Logística Industrial	1,153	4,153	-	-
Rios Unidos Logística e Transportes de aço Ltda.	839	973	-	-
Dufer S.A.	14	-	-	-
Banco Bradesco S.A. (***)	-	3,708	-	5,401
Banco Sudameris S.A. (***)	-	1,784	-	2,744
Fasal S.A. Com. Ind. Prod. Siderúrgicos	386	-	-	-
Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda.	343	288	-	-
Unigal Ltda.	36,676	18,179	-	-
	250,923	113,984	221,506	487,444

(*) Loans and financings, in US dollars, subject to interest of 2.95% per year.
(**) Loans and financings, in US dollars, subject to interest of 4.53% per year.
(***) Pre-payment, in US dollars, subject to interest of 8.5% per year.

	SALES		PURCHASES	
	2005	2004	2005	2004
Usiminas Mecânica S.A.	210,795	222,245	61,318	60,790
Companhia Vale do Rio Doce - CVRD	472	1,603	797,512	614,531
Usiparts S.A. Sistemas Automotivos	76,052	63,060	6,438	5,194
Companhia Siderúrgica Paulista - Cosipa	17,593	18,345	21,395	112,095
Dufer S.A.	41,778	10,752	-	-
Camargo Corrêa Cimentos S.A	4,462	4,702	45	61
Confab Industrial S.A.	741,581	487,864	-	-
Fasal S.A. Com. Ind. Prod. Siderúrgicos	190,057	359,609	4	3
Fasal Trading Corp	36,517	-	-	-
Rio Negro Com. Ind. Aço S.A.	360,979	479,593	3,333	19,883
Rios Unidos Logística e Transportes de Aço Ltda.	1	23	9,749	13,289
MRS Logística S.A.	16	393	52,317	63,222
Usifast Logística Industrial	758	642	76,637	67,656
Sidor C.A.	3,610	3,426	-	-
Siderar S.A.I.C.	7,467	4,065	-	-
Tora Transportes Industriais	-	-	-	279
Usimpex Industrial S.A.	-	-	512	557
Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda.	-	4	4,575	4,376
Unigal Ltda.	132	141	238,409	161,561
	1,692,270	1,656,467	1,272,244	1,123,497

	INCOME		EXPENSES	
	2005	2004	2005	2004
Usiminas Mecânica S.A.	-	-	11,235	14,216
Nippon Usiminas Co Ltd.	-	-	(18,674)	(13,263)
Usiminas International Ltd.	(6,543)	(21,163)	(10,327)	(6,368)
Ylopa Serviços de Consultadoria Lda.	-	-	202	-
Consorcio Siderurgia Amazonia Ltd.	-	-	1,996	-
Banco Bradesco S.A.	20,003	6,049	-	-
Banco Sudameris S.A.	18,445	7,470	-	-
I.I.I. Ind. Inv. Inc.	(808)	-	-	-
	31,097	(7,644)	(15,568)	(5,415)

Transactions with related parties are substantially carried out on an arms-length basis, with respect to prices, terms and financial charges. Any differences between the above balances and the corresponding balances as per disclosed by the related parties' refer to normal transactions in progress considered not to be significant for the financial statements taken as a whole.

8. Inventories

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Finished products	402,333	176,335	716,870	383,680
Products in process	197,437	175,400	497,509	380,839
Raw materials	331,614	276,868	633,746	526,078
Supplies and spare components	232,641	185,379	430,818	332,691
Imports in transit	95,360	113,018	138,880	219,889
Others	6,091	4,440	114,037	155,830
	1,265,476	931,440	2,531,860	1,999,007

Out of the consolidated total inventories, R$ 9,328 (R$ 82,838 at December 31, 2004) guarantee loans, financings and other liabilities of the subsidiary Cosipa and loans of the indirect subsidiary Cosipa Overseas Ltd.

9. Income and social contribution taxes

9.1. Income and social contribution taxes in the income statements

	COMPANY			
	2005		2004	
	INCOME TAX	SOCIAL CONTRIBUTION	INCOME TAX	SOCIAL CONTRIBUTION
Income before income and social contribution taxes	4,533,525	4,533,525	3,864,781	3,864,781
Interest on shareholders' equity	(540,037)	(540,037)	(394,004)	(394,004)
Calculation basis	3,993,488	3,993,488	3,470,777	3,470,777
Additions (exclusions)	(1,790,050)	(1,809,102)	(1,073,762)	(1,094,489)
Calculation basis before offsetting of tax losses	2,203,438	2,184,386	2,397,015	2,376,288
Offsetting of tax losses carried forward	(661,031)	(655,316)	(719,104)	(712,886)
Calculation basis	1,542,407	1,529,070	1,677,911	1,663,402
Income and social contribution taxes	(385,578)	(137,616)	(419,454)	(149,706)
Tax incentive	15,845	-	17,239	-
Income and social contribution taxes	(369,733)	(137,616)	(402,215)	(149,706)
Deferred income and social contribution taxes on temporary additions	(145,310)	(53,746)	(190,074)	(37,820)
Reversal of allowance for income tax payable on Summer Plan	86,171	-	(31,242)	-
Total income and social contribution taxes	(428,872)	(191,362)	(623,531)	(187,526)

	CONSOLIDATED			
	2005		2004	
	INCOME TAX	SOCIAL CONTRIBUTION	INCOME TAX	SOCIAL CONTRIBUTION
Income before income and social contribution taxes	4,975,240	4,975,240	4,422,887	4,422,887
Interest on shareholders' equity	(551,340)	(551,340)	(512,563)	(512,563)
Calculation basis	4,423,900	4,423,900	3,910,324	3,910,324
Additions (exclusions)	(479,551)	(501,726)	(79,218)	(105,989)
Calculation basis before offsetting of tax losses carried forward	3,944,349	3,922,174	3,831,106	3,804,335
Offsetting of tax losses carried forward	(1,156,164)	(1,150,327)	(725,790)	(720,425)
Calculation basis	2,788,185	2,771,847	3,105,316	3,083,910
Income and social contribution taxes	(706,216)	(253,136)	(772,319)	(276,313)
Tax incentive	23,406	-	28,441	-
Income and social contribution taxes	(682,810)	(253,136)	(743,878)	(276,313)
Deferred income and social contribution taxes on temporary additions	(133,188)	(49,178)	(184,960)	(36,065)
Reversal of allowance for income tax Summer Plan and other	84,840	-	(53,826)	(6,838)
Total income and social contribution taxes	(731,158)	(302,314)	(982,664)	(319,216)

Income and social contribution taxes are determined at the statutory rates of 25% and 9%, respectively.

9.2. Deferred income and social contribution taxes

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Assets				
Income tax:				
Income tax loss	172,899	338,157	277,637	496,112
Temporary provisions	240,615	255,797	402,708	329,743
Contingent taxes	48,625	31,440	50,656	32,534
Others	38,241	-	58,077	16,648
	500,380	625,394	789,078	875,037
Social contribution tax				
Social contribution tax loss	61,178	120,157	99,048	176,714
Temporary provisions	88,721	94,187	147,075	120,814
Others	25,683	5,727	33,082	11,896
	175,582	220,071	279,205	309,424
Total	675,962	845,465	1,068,283	1,184,461
(-) Current portion	(184,412)	(294,607)	(243,617)	(298,645)
Non-current assets	491,550	550,858	824,666	885,816
Liabilities				
Income and social contribution taxes				
Deferred exchange variation	104,497	69,531	357,799	286,175
Tax incentive depreciation	70,180	75,592	84,330	75,700
Total	174,677	145,123	442,129	361,875
(-) Deferred current portion	(104,497)	(69,531)	(188,927)	(118,540)
Non-current liabilities	70,180	75,592	253,202	243,335

Estimated realization of non-current deferred tax assets installments can be summarized as follows:

	2005	
	COMPANY	CONSOLIDATED
2007	170,104	237,562
2008	165,209	225,958
2009	156,237	231,014
2010	-	80,193
2011	-	11,165
2012 up to 2015	-	38,774
Total	491,550	824,666

10. Investments

10.1. Information of subsidiaries and affiliated companies

	Shareholders' equity		Net income of the year	
	2005	2004	2005	2004
Companhia Siderúrgica Paulista - Cosipa	2,712,205	2,123,869	854,628	961,315
Usiminas Europa A/S	1,108,961	-	731,519	-
Usiminas Mecânica S.A.	405,190	399,403	5,310	32,125
RNCentro Participações Ltda.	604	535	69	10,186
Siderholding Participações Ltda.	548	531	17	32,725
Rio Negro Ind. Com. Aço S.A.	151,364	120,580	47,497	63,059
Consorcio Siderurgia Amazonia Ltd.	-	1,529,633	-	1,060,609
Unigal Ltda.	119,376	42,643	77,952	25,666
Usiminas International Ltd.	221,052	339,581	248,543	144,686
MRS Logística S.A.	629,216	502,982	410,255	222,343
Usiparts S.A. - Sistemas Automotivos	85,442	30,845	28,628	15,334
Usimpex S.A.	684	676	8	243
Fasal S.A . Ind. Com. Prod. Siderúrgicos	181,156	160,887	35,955	78,496
Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda.	7,805	8,520	1,314	1,449
Usimpex Industrial S.A. - Usial	9,956	9,664	349	187

	INTEREST (%)		NUMBER OF SHARES HELD			
			2005		2004	
	2005	2004	COMMON	PREFERRED	COMMON	PREFERRED
Companhia Siderúrgica Paulista-Cosipa	100	92.89	33,333,334	66,666,666	1,263,138,400	2,458,784,200
Usiminas Mecânica S.A.	99.9869	99.9869	1,275,989,091,970	306,332,475,835	1,275,989,091,970	306,332,475,835
RNCentro Participações Ltda.	99.9999	99.9999	4,373,161	-	4,373,161	-
Siderholding Participações Ltda.	50	50	948,447	-	948,447	-
Rio Negro Ind. Com. Aço S.A.	64.4264	64.4264	829,696,603	-	829,696,603	-
Consorcio Siderurgia Amazonia Ltd.	-	5.16	-	-	10,000	-
Unigal Ltda.	79.34	64.99	124,403,144	-	101,903,108	-
Usiminas International Ltd.	100	100	50,000	-	50,000	-
MRS Logística S.A.	10.1927	10.1927	35,262,482	342,805	35,262,482	342,805
Usiparts S.A. - Sistemas Automotivos	99.0892	95.23	374,050	24,128	370,810	-
Usimpex S.A.	100	100	911,800	-	911,800	-
Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda.	50	50	2,298,458	-	2,298,458	-
Usimpex Industrial S.A. - Usial	97.22	97.22	951,471	-	951,471	-
Fasal S.A	50	50	302,535	-	302,535	22,004
Usiminas Europa A/S	100	-	200	-	-	-

10.2. Changes in investments in subsidiaries and affiliated

	12/31/2004	Additions (write off)	Equity pickup adjustment	Realization of goodwill (negative goodwill)	Interest on shareholders' equity and dividends	12/31/2005	
Subsidiaries and jointly owned companies							
Companhia Siderúrgica Paulista - Cosipa	1,972,862	287,791	808,203	(11,822)	(202,959)	2,854,075	(1)
Usiminas Mecânica S.A.	389,860	-	7,047	3,674	-	400,581	(2)
Usiminas International Ltd	339,581	(295,174)	210,371	-	(33,726)	221,052	(4)
Usimpex S.A.	676	-	8	-	-	684	
Usiparts S.A. - Sistemas Automotivos	29,374	-	28,244	-	-	57,618	
Siderholding Participações Ltda	265	-	10	-	-	275	
RNCentro Participações Ltda	535	-	69	-	-	604	
Fasal S.A Ind. Com. Prod. Siderúrgicos	80,444	-	17,977	-	(7,843)	90,578	
Rio Negro Com. Ind. Aço S.A	77,685	-	30,601	-	(7,956)	100,330	
Unigal Ltda.	27,714	7, 832	59,167	-	-	94,713	(3)
Usiminas Europa A/S	-	360,421	748,540	-	-	1,108,961	(4)
Others	13,654	-	982	-	(1,055)	13,581	
	2,932,650	360,870	1,911,219	(8,148)	(253,539)	4,943,052	
Affiliated companies							
Consorcio Siderurgia Amazonia Ltd	78,929	8,754	(56,344)	-	(31,339)	-	(4)
MRS Logística S.A.	51,267	-	41,436	-	(28,571)	64,132	
Others	-	110	(110)	-	-	-	
	130,196	8,864	(15,018)	-	(59,910)	64,132	
	3,062,846	369,734	1,896,201	(8,148)	(313,449)	5,007,184	

(1) On March 18, 2005, Usiminas concluded, at the Stock Exchange of São Paulo (Bovespa), the public offer for the acquisition of shares (OPA) of Companhia Siderurgica Paulista - Cosipa, held by minority shareholders. The transaction was led by Banco Itaú BBA. During the auction, Usiminas acquired 197.6 million shares of Cosipa, representing 79% of the floating shares, at the price of R$ 1.24 per share (including TR index and interests). This transaction was settled on March 23, 2005.

Further, subsequently to the conclusion of the offer auction, Usiminas acquired in a special auction at Bovespa, for the same price of the offer, approximately 34.4 million shares owned by Fundação Cosipa de Seguridade Social - FEMCO. As a result, Usiminas, after the acquisitions on this date, held 98.6799% of the total capital of Cosipa. Prior to this transaction, Usiminas held 92.89% of Cosipa's capital.

The acquisition amount totaled R$ 287,791, including a goodwill of R$ 153,692 which, based upon projected future results, is being amortized in 10 years on the straight line method. The balance of this goodwill at December 31, 2005 was R$ 141,870.

On March 18, 2005, with the objective of delisting Cosipa, the COSIPA's Shareholders' Extraordinary General Meeting, approved the redemption and cancellation of the 30,365,894 common shares and 22,528,291 preferred shares of Cosipa, which remained in circulation after the conclusion of public offer for acquisition, according to the article 4th, paragraph 5th of the Law 6,404/76, with composition given by the Law 10,303/01.

The redemption value per share, properly readjusted, was R$ 1.25 and on April 28, 2005 and was deposited in the current account of each shareholder, according to the Relevant Fact disclosed by COSIPA on April 19, 2005. Effective at the conclusion of this transaction, USIMINAS began owning 100% of COSIPA's capital. The net effect of this transaction to the controlling Company was a negative result of R$33,848, recorded as equity pick-up.

On April 29, 2005, COSIPA's Shareholders' Extraordinary General Meeting approved the grouping of COSIPA's common and preferred shares. From this date, the capital started to be 100,000,000 shares, comprised of 33,333,334 common and of 66,666,666 preferred shares, all registered shares and without par value.

(2) Presented net of negative goodwill of R$ 5,818 (R$ 9,492 at December 31, 2005), related to appreciation of permanent assets. This negative goodwill is being amortized in proportion to the realization of those assets.

On April 29, 2005, the 34th Shareholders' Ordinary General Meeting and 62nd Shareholders Extraordinary General Meeting approved a capital increase through the capitalization of reserves in the subsidiary Usiminas Mecânica S.A., in the amount of R$ 105,150, without the issue of new shares. As of this date, the subsidiary's capital started to be R$ 290,594.

(3) Nippon Steel Corporation and the subsidiary Usiminas International Ltd. decided to increase Unigal's capital through the capitalization of loans granted to Unigal, thus subscribing capital in the amount of R$ 138,630 on December 22, 2004. On June 20, 2005, the Company acquired from Usiminas International by means of a quotas cession agreement, a 14.35% interest, representing 22,500,000 shares of Unigal, increasing its equity from 64.99% to 79.34%. This transaction was carried out at book values.

(4) On September 29, 2005, Usiminas International increased its capital by R$ 351,246 using capital reserves in the amount of R$ 206,852, retained earnings in the amount of R$ 95,540 and accounts payable to Usiminas in the amount of R$ 48,854.

On September 30, 2005, the subsidiary Usiminas International transferred, by decreasing its capital, its investments in Consorcio Amazonia and Ylopa Consultadoria Lda to Usiminas, at their net book value of R$ 344,029. As such, 88,652,866 shares class D of Consorcio Amazonia were transferred, equivalent to 14.90% of Consorcio's capital, and one quota of Ylopa Consultadoria Lda, representing 19.11% of Ylopa's capital. Effective this date, Usiminas started to own 16.578% of Consorcio Amazonia's capital and 19.11% of Ylopa Consultadoria's capital. Further, in this transaction, two quotas of Usiminas International owned by USIMINAS were canceled. On December 12, 2005, Usiminas International's were transferred to Luxemburg.

On October 12, 2005 Usiminas paid in its equity in the capital of its wholly-owned subsidiary Usiminas Europa A/S, based in Denmark. This payment was made by means of transferring the investments held in Consorcio Siderurgia Amazonia Ltd, Ylopa Serviços de Consultadoria Lda and Siderar S.A.I.C., at their net book values, as follows:

	R$	US$ Thousand	Shares
Consorcio Siderurgia Amazonia Ltd.	333,252	149,099	98,652,866
Ylopa - Serviços de Consultadoria Lda.	1,912	856	1
Siderar S.A.I.C.	25,069	11,216	18,489,620
	360,233	161,171	

On October 27, 2005, Usiminas, through its wholly-owned subsidiary Usiminas Europa A/S, paid in its equity in the capital of Ternium S.A, *acquiring 227,608,254 shares* of Ternium S.A, by the value of R$ 1,132,988 (US$ 457,921 thousand) representing 16.30% of its capital. This acquisition was paid in by transferring the investments held by Usiminas Europa, of 5.32% in Siderar, 16.58% in Consorcio Amazônia, and 19.11% in Ylopa, described in the preceding paragraph, at their market values, appraised by an international investment bank.

10.3. Information of subsidiaries, jointly owned and affiliated companies

a) Subsidiary companies

Companhia Siderúrgica Paulista - Cosipa - Located in Cubatão, São Paulo State, operates in the production of steel slabs, heavy plates and hot-rolled and cold-rolled products, used in small diameter pipes, home appliances, construction, car and auto parts manufacturing.

Usiparts S.A. Sistemas Automotivos - Headquartered in the city of *Pouso Alegre, Minas Gerais State*, it manufactures and trades steel stamped auto parts.

Usiminas Mecânica S.A. - UMSA - Located in Ipatinga, Minas Gerais State, has as main activity the manufacturing of equipment and installations used in the following industries: steel production, oil & gas, hydroelectric, mining, railroad transportation, cement, pulp and paper, parts recovery, rolls, heavy industry cylinders, plates stamping and cutting for serial auto parts, stationary buckets and environmental control.

Usiminas International Ltd. - based in Luxemburg and set up in 2001, with the business purpose of receiving Company's foreign investments.

Rio Negro Com. Ind. Aço S.A. - Located in São Paulo, with the business purpose of distributing steel products and also operating as a service center. Rio Negro distributes products and renders services to the Company as part of its strategy to supply the market with differentiated products with higher value added, focusing on small and medium sized customers.

Usiminas Europa A/S - Headquartered in Copenhagen, Denmark, was created in 2005, with the objective of holding the Company's investments in Ternium S.A.

b) Jointly owned companies

Unigal Ltda. - Headquartered in the city of Ipatinga, Minas Gerais State, it jointly established in 1998 by the Company and Nippon Steel Corporation, with the objective of transforming cold rolled coils into galvanized coils via hot dipping, mainly supplied to the auto industry. Unigal's installed capacity allows the galvanization of 400 thousand steel tons per year.

Fasal S.A. Com. Ind. Prod. Siderúrgicos - Headquartered in the city of Santa Luzia, Minas Gerais State, with the business purpose of distributing steel products in the retail market, and operating as a service center. Fasal distributes products and renders services to the Company as part of its strategy to supply the market with differentiated products with higher value added, focusing on small and medium sized customers.

Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda - Headquartered in the city of Ipatinga, Minas Gerais State with the business purpose of rendering services especially to rectify steel rolls and cylinders.

c) Other investments

Ternium S.A. - Headquartered in Luxemburg with the business purpose of investing in companies that manufacture, process and distribute long and flat steels, manufacturing raw materials for different industries. Currently, Ternium controls the following steel companies: Siderar (Argentina), Hylsa (México) and Sidor (Venezuela).

On February 01, 2006, Ternium S.A.'s shares started being traded at the New York Stock Exchange. The initial public offering (IPO) was of 24.8 million ADSs (American Depositary Shares), each one representing 10 common shares. This offering was fully subscribed at the initial price of US$ 20 per ADS. On the same date, USIMINAS chose to fully convert its loan granted to I.I.I - Industrial Investment Inc., a Ternium's subsidiary, in the amount of US$ 116,247 thousand, into Ternium's shares.

As a result, as of this date, Usiminas' equity in Ternium was 14.25%, equivalent to 285,731,726 common shares of Ternium's.

MRS Logística S.A. - Headquartered in the city of Rio de Janeiro, MRS provides railroad transportation and logistic services in the southeast region of Brazil. The Company's equity in MRS represents a strategic investment for optimizing supply of raw materials, transportation of finished products and transportation of third parties' cargo, mainly related to the operation of the Company's sea terminals.

10.4. Investments audited or reviewed by other independent auditors

The financial statements of the following investees, on which the Company's investments and their respective equity pick-up adjustments were based upon, were audited or reviewed by other independent auditors:

	Investment		Equity pickup gain (loss)	
	2005	2004	2005	2004
Subsidiary:				
Rio Negro Com. Ind. Aço S.A. (1.a)	**100,330**	77,685	**30,601**	31,307
Jointly owned company:				
Fasal S.A. Ind. Com. Prod. Siderúrgicos (1.b)	**90,578**	80,444	**17,977**	22,710
Affiliated company (Direct and Indirect):				
MRS Logística S.A. (1.c)	**64,132**	51,267	**41,436**	32,990
Ternium S.A. (1.d)	**1,108,960**	-	**748,540**	-
(*) Consorcio Siderurgia Amazonia Ltd. (2) (3)	**-**	114,599	**147,971**	80,348
(**) Ylopa - Serviços de Consultadoria Lda (2) (3)	**-**	16,153	**34,282**	32,673
	1,364,000	340,148	**1,020,807**	200,028

(*) Includes equity pick up adjustment gain of R$ 204,315 in 2005 (R$ 25,621 in 2004) and investment balance of R$ 35,670 in 2004 through its subsidiary Usiminas International.
(**) Investment and equity pick up adjustment through its subsidiary Usiminas International.

1. The reports of other independent auditors, on the financial statements related to the years ended December 31, 2005 and 2004 were issued on:

(a) January 27, 2006, without exception.

(b) February 3, 2006, without exception.

(c) February 3, 2006, with an exception paragraph with respect to the deferral of the net negative result of the foreign currency variation during the year 2001. The Brazilian accounting practices require that the currency variation be recognized in the same period in which it occurred. As a result of the adoption of such practice, the net income of the affiliate for the year 2004 was understated by R$ 16,095 (net of R$ 8,290 of deferred income and social contribution taxes).

(d) February 28, 2006, without exceptions.

2. The special limited review reports of other independent auditors, on specific purpose financial statements of Consórcio Siderurgia Amazônia and Ylopa - Serviços de Consultadoria for the quarters ended March 31, June 30 and September 30, 2005, were issued on May 2, August 2 and October 26, 2005, respectively, without exceptions, containing the same emphasis paragraph in the special report of Consórcio Siderurgia Amazônia mentioned in the item (3) below.

3. The audit reports on the 2004 financial statements of Ylopa - Serviços de Consultadoria Lda. and Consorcio Siderurgia Amazônia Ltda., dated February 2, 2005 and February 1, 2005, respectively, were issued by other independent auditors without exceptions, including the following emphasis paragraph from Consórcio Siderurgia Amazônia Ltda.: during 2004, Siderúrgica del Orinoco C.A. (SIDOR), in which capital Consórcio has a 59,73% equity, reversed US$41.3 millions of provision for contingence with respect to a lawsuit filed against PDVSA - Gas C.A. related to price adjustments. This reversal was carried out due to a court decision in June 2004. In July 2004, PDVSA - Gas appealed, and the appeal is still in process. As per the other independent auditors, in the opinion of the legal advisors, the basis that support the appeal are not proper, and consequently, SIDOR's management decided to not record any liabilities related to this claim. According to these auditors, the amount in discussion is approximately US$ 73.4 millions at December 31, 2004.

11. Property, Plant and Equipment π

COMPANY

	Annual average depreciation rate%	[illegible] Cost	[illegible] Accumulated depreciation	[illegible] Net	[illegible] Net
In Operation					
Buildings	4	896,648	(695,765)	200,883	214,222
Machinery and equipment	5	5,089,137	(2,325,870)	2,763,267	2,928,993
Installations	5	338,904	(237,949)	100,955	105,883
Furnitures and fixtures	10	10,843	(8,418)	2,425	2,199
Data processing equipment	20	26,882	(24,086)	2,796	3,250
Vehicles	20	1,229	(1,195)	34	38
Tools and equipments	10	65,968	(45,798)	20,170	20,325
Software	20	59,567	(25,406)	34,161	20,984
Mines and ore beds		75	(75)	-	1
Total depreciable assets		6,489,253	(3,364,562)	3,124,691	3,295,895
Land		48,150	-	48,150	48,015
Total in operation		6,537,403	(3,364,562)	3,172,841	3,343,910
In construction					
Work in progress		236,002	-	236,002	141,387
Fixed assets in process		4,590	-	4,590	1,467
Advances to suppliers		18,218	-	18,218	14,888
Advances to suppliers - Related Parties		1,074	-	1,074	-
Total in construction		259,884	-	259,884	157,742
		6,797,287	(3,364,562)	3,432,725	3,501,652

CONSOLIDATED

	Annual average depreciation rate%	[illegible] Cost	[illegible] Accumulated depreciation	[illegible] Net	[illegible] Net
In operation					
Buildings	4	1,482,438	(878,672)	603,766	638,330
Machinery and equipment	5	10,409,864	(3,710,030)	6,699,834	7,163,909
Installations	5	465,134	(265,183)	199,951	202,358
Furnitures and fixtures	10	22,249	(14,832)	7,417	4,296
Data processing equipment	20	143,816	(83,141)	60,675	78,615
Vehicles	20	41,358	(19,665)	21,693	22,022
Tools and equipment	10	89,709	(50,059)	39,650	28,349
Software	20	74,450	(33,174)	41,276	21,361
Mines and ore beds		482	(321)	161	192
Intangibles		7	-	7	7
Others		12,395	(1,927)	10,468	14,322
Total depreciable assets		12,741,902	(5,057,004)	7,684,898	8,173,761
Land		288,318	-	288,318	275,341
Total in operation		13,030,220	(5,057,004)	7,973,216	8,449,102
Discount on the acquisition of investment on Usiminas Mecânica - (Note 10.2)		(5,818)	-	(5,818)	(9,492)
In construction					
Work in progress		643,231	-	643,231	443,077
Imports in transit		5,862	-	5,862	1,604
Advances to suppliers		27,004	-	27,004	16,700
Advances to suppliers - Related Parties		1,074	-	1,074	-
Others		4,213	-	4,213	949
Total in construction		681,384	-	681,384	462,330
		13,705,786	(5,057,004)	8,648,782	8,901,940

a) The Company's depreciation for the year ended December 31, 2005, of R$ 258,626 (R$ 252,764 at December 31, 2004), consolidated - R$ 672,824 (R$ 537,732 at December 31, 2004), was substantially recorded against production cost.

b) The balances in construction refer to improvements to the production process, to allow the full utilization of the installed capacity of the plants and for environmental preservation. The technological updating and environmental preservation plans in progress should be completed by 2006 and 2007, respectively.

c) Investments scheduled for 2006 totaled R$ 586,272, of which R$ 231,577 for technological updating, R$ 72,917 for the dredging of the sea port of Cubatão, R$ 129,736 for environmental protection, R$ 71,457 for coke oven plant number 3, R$ 73,454 the construction of a thermoelectric power plant and R$ 7,131 for the increasing of the production of pig iron.

d) In January 1999, the subsidiary Cosipa paralyzed the operations of Linha 1. In December 2004, Cosipa decided to write off part of those assets, recording in the results, under non-operational expense, the amount of R$ 84,196.

e) In June 2005, the subsidiary Cosipa, based upon an evaluation report issued by its in house engineering department, reviewed and changed the depreciation rates for its equipments and fixtures, adjusting the useful lives and rates to those followed by world leading steel industries. This review increased the depreciation expenses during the year by approximately R$ 114,000.

f) During 2005, the subsidiary Cosipa, based upon technical reports issued by its in house engineering department and by independent appraisers, as well as based on the operating strategies determined by the Company's Management, wrote off the assets related to the calcinations lines 1, 2 and 3. The total amount written off against the year's result refers to machinery, equipments and installations, and amounts to R$ 23,593.

12. Deferred charges

	CONSOLIDATED	
	2005	2004
Systems and methods implementation expenses		
To be amortized	**18,144**	19,286
Being amortized	**16,139**	77,126
Accumulated amortization	**(6,115)**	(47,343)
	28,168	49,069

During 2005, the subsidiary Cosipa wrote off R$ 16,453 against results for the year. The amount written off refers to deferred expenses which, Management does not expect to generate positive future results.

13. Loans and financings

	COMPANY				CONSOLIDATED			
	2005		2004		2005		2004	
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
a) In Brazil								
US$	50,445	106,847	56,256	174,187	64,455	107,432	68,037	176,552
UR	2,785	876	6,908	3,394	2,785	876	6,908	3,394
IGPM	113,865	109,179	114,793	215,716	113,865	109,893	114,793	216,421
TJLP	40,056	22,143	38,832	59,792	215,277	189,491	217,061	356,737
R$	2,757	2,476	2,585	4,956	6,470	3,754	31,910	7,270
Others	-	-	-	-	13,563	30,237	15,393	50,217
	209,908	241,521	219,374	458,045	416,415	441,683	454,102	810,591
b) Foreign countries								
US$	254,742	163,849	373,750	485,683	685,687	1,666,230	895,323	2,677,207
EURO	4,046	10,142	5,120	18,229	4,220	10,839	5,120	18,229
CHF	-	-	-	-	-	-	2,308	2,307
YEN	44,896	173,832	-	-	44,896	173,832	-	-
Others	-	-	-	-	-	-	1,108	-
	303,684	347,823	378,870	503,912	734,803	1,850,901	903,859	2,697,743
	513,592	589,344	598,244	961,957	1,151,218	2,292,584	1,357,961	3,508,334

Long-term installments fall due as follows:

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Maturity years:				
2006	-	503,066	-	1,387,601
2007	261,028	235,129	847,871	709,336
2008	145,407	114,711	514,233	508,760
2009	116,044	82,507	680,238	728,591
2010 up to 2016	66,865	26,544	250,242	174,046
	589,344	961,957	2,292,584	3,508,334

In the year ended December 31, 2005, foreign financings of approximately R$ 234,576 were obtained by the Company (R$ 4,229 in Brazil and R$ 16,390 abroad in 2004). In the same period, repayments of R$ 577,675 (R$ 971,627 in 2004) were made. In consolidated terms, new loans of R$ 649,576 (R$ 1,655,060 in 2004) were contracted with repayments of R$ 1,645,806 (R$ 3,471,627 in 2004).

Loans and financings of the Company denominated in Brazilian currency are subject to monetary correction and interest at the average rate of 7.29% per year (7.33% in 2004) and those in foreign currencies at the average rate of 4.95% per year (5.22% in 2004) plus foreign exchange variation. These transactions are compatible with other market transactions involving similar risks and terms. At December 31, 2005, these loans and financings are substantially guaranteed, by fixed assets of R$ 2,148,465 at December 31, 2005 (R$ 2,279,623 in 2004).

USIMINAS and its subsidiaries Companhia Siderúrgica Paulista - COSIPA and Unigal Ltda. have loans and financings with certain financial covenants. The non-compliance of those covenants, by the creditor or by Usiminas and its subsidiaries may trigger the acceleration of the maturities of such long-term financings. At December 31, 2005, those covenants were met. At December 31, 2004, Unigal did not comply with one financial ratio for which a waiver was obtained.

14. Taxes Payable

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
ICMS	30,783	58,096	46,955	93,531
IPI	15,126	23,398	28,550	45,543
IRRF	13,916	24	16,462	17,298
ISS	315	298	2,801	2,897
PIS/COFINS	18,897	48,619	25,525	68,093
Others	155	4	1,344	902
	79,192	131,165	121,637	228,264

15. Taxes Payable in Installments

	COMPANY				CONSOLIDATED			
	2005		2004		2005		2004	
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
INSS	23,225	130,766	11,951	146,604	23,225	130,766	12,023	146,604
ICMS	-	-	-	-	354	89	330	384
National Treasury	6,217	4,663	6,217	4,663	6,217	4,663	6,217	4,663
Others	58	-	58	-	1,975	8,722	1,886	9,813
	29,500	135,429	18,226	151,267	31,771	144,240	20,456	161,464

The above tax installments are subject to interest of 1% per month, maturing within terms from 30 to 240 months, and are guaranteed by assets of Companhia Siderúrgica Paulista - COSIPA, amounting to R$ 336,263 at December 31, 2005 (R$ 350,388 in 2004).

Long-term installments fall due as follows:

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Maturity years				
2006	-	24,559	-	26,723
2007	25,176	19,896	25,176	21,116
2008	20,513	19,896	21,927	21,116
2009	20,513	19,896	21,838	21,116
2010 up to 2016	69,227	67,020	75,299	71,393
	135,429	151,267	144,240	161,464

16. Provision for Contingencies

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Tax contingencies	579,083	589,769	814,716	789,293
Labor contingencies	-	-	142,404	141,719
Civil contingencies	-	-	91,266	79,649
Others	-	-	9,832	8,887
Total	579,083	589,769	1,058,218	1,019,548

The contingencies are supported by judicial escrow deposits, recorded in long-term assets, not monetarily updated, amounting to: Company - R$ 174,618 (R$ 159,480 in 2004); consolidated - R$ 303,943 (R$ 266,181 in 2004).

The Company is involved with the following claims:

• IPI credits related to the purchase of products that are tax exempt, tax immune, not taxed or taxed at rate reduced to zero, in the amount of approximately R$ 178,000 at December 31, 2005 (R$ 150,000 in 2004).

• Income and social contribution taxes on the difference between the Consumer Price Index-IPC for the period January to February 1989, of 70.28% and the official monetary correction measured by the UFIR of 11.4%. These effects amounted to approximately R$ 48,000 at December 31, 2005 and 2004.

• Income tax on inflation gain at rate reduced to 5%, paid in 1993, amounting to approximately R$ 51,500 at December 31, 2005 (R$ 43,000 in 2004). Said tax was offset by Usiminas in 1998 due to the revocation of the Law by which it was introduced.

• Sundry Social Securities tax assessments, for which the provision at December 31, 2005 amounted to approximately R$ 182,000 (R$156,000 in 2004). The Company filed defenses to all of them at the administrative and judicial levels. There are judicial deposits of approximately R$ 6,600 (R$ 6,600 in 2004), as guarantee of part of the amounts involved in these disputes.

The main tax contingency of the subsidiary Cosipa refers to ICMS on semi-finished products. Between June 1992 and February 1997, the São Paulo State authorities issued four tax assessments. These tax assessments resulted from unpaid ICMS (VAT) in the period from May 1991 to September 1996 on the grounds that the Company considered that its products were not subject to this tax. The amount provided for by the subsidiary Cosipa to cover probable losses is approximately R$ 126,000 at December 31, 2005 and 2004.

The consolidated labor contingencies refer to the subsidiary Cosipa and mainly refer to hazard exposure and additional health exposure, family allowance and unpaid salary differences. The Company carried out a detailed analysis of these cases, on which a favorable outcome was considered by its legal advisors to be remote, and updated the related exposures based on calculations made by experts and indexes used by the Regional Labor Court - TRT. At December 31, 2005 the amount of the related provision was approximately R$ 128,000 (R$ 132,000 in 2004).

The major civil contingency relates to a claim by Companhia Docas do Estado de São Paulo - CODESP with respect to port taxes allegedly unpaid by the subsidiary Cosipa as per Law 8.380/96. At December 31, 2005 the amount of related the provision was approximately R$ 62,000 (R$ 56,000 in 2004).

Further, the Company is part in a collective assessment issued by the Economic Defense Administrative Counsel ("Conselho Administrativo de Defesa Econômica - CADE"), in the approximate amount of R$ 16,000 (R$ 32,000 consolidated), in amounts of 1996, with respect to an alleged violation of the economic order. As per the opinions of the in house and outside legal counsels, the probability of winning this cause is possible. Based upon the legal counsels' opinions, Management decided to not provide for losses arising from this claim.

The remaining claims, which loss probabilities were classified as possible amount, at December 31, 2005, to approximately R$ 34,000 - Company (R$ 19,000 in 2004) and R$ 334,000 - consolidated (R$ 319,000 in 2004).

17. Actuarial liabilities

On August 28, 1972, the Company established Caixa dos Empregados da Usiminas ("Caixa"), a non-profit civil entity classified as a private supplementary pension fund.

The subsidiary Cosipa established Fundação Cosipa de Seguridade Social - FEMCO, also a non-profit private supplementary pension fund.

These entities, according to the applicable legislation, have as their main objectives the management and the execution of pension and post retirement plans.

17.1. Caixa dos Empregados da Usiminas

Caixa currently manages two pension plans: the original plan, named Benefits Plan 1 ("Plano de Benefícios a"), which is in the process of being extinguished, which is a "defined benefit plan". And the current plan, named Benefits Plan 2, which is a "defined contribution plan" and which became effective on August 1, 1998. The main characteristics of the benefit plans are:

a) **Benefits Plan 1 - PB1** - This is a defined benefit plan and is now closed for new adhesions.
It offers benefits converted into lifelong income: Retirement based on work period, Invalidity Retirement, Age Retirement, Special Retirement and Proportional Deferred Benefit.
In addition, the participants of this plan also have the following benefits: Redemption, Portability, Funeral Help, Reclusion Help and Illness Help.

b) **USIPREV** - This is a defined contribution plan in its accumulation phase, open for adhesion of every employee of the sponsoring companies.

The retirement benefits offered are: Programmed Retirement, Anticipated Retirement and Invalidity Retirement. There are also the benefits of: Pension fund, Illness Help, Proportional Deferred Benefit, Redemption and Portability.

The technical reserves of Caixa (actuarial liabilities) are calculated by and under the responsibility of an independent actuary retained by Caixa and represent the obligation assumed of benefits granted and to be granted to the participants and their beneficiaries.

The Company, as well as the other sponsors of Caixa, has been complying with their normal monthly contributions as well as with the extraordinary contribution, which are necessary for covering the insufficient reserve verified in December 1994. At December 31, 2005 such insufficiency amounted to R$ 899,990 in the Company and R$ 954,703 for the total sponsors, recorded as Actuarial Liability, under long term liabilities. Such insufficiency is being amortized by the sponsors in 19 years (initially 35 years), with interest rates of 6% per year and monthly readjustment based upon the IGP-M. The installments paid by the Company during 2005, concerning the insufficiency of such reserve, totaled R$82,992 (R$78,039 in 2004) and consolidated, contemplating the sponsors Usiminas and Usiminas Mecânica, R$90,055 (R$84,615 in 2004).

The normal contribution to both plans during the year ended December 31, 2005 totaled R$ 10,646 (R$ 10,203 in 2004) for the Company and R$ 12,636 (R$ 11,792 in 2004) for the consolidated, were fully expensed and substantially recorded under cost of sales and services.

To comply with CVM Resolution No 371 of December 13, 2000, the Company recognized the adjustment to the actuarial liability with respect to the benefits to which the employees will be entitled upon reaching their minimum length of service. The actuarial study, carried our by an independent actuary as of December 31, 2005, indicated a liability of R$ 889,693 for the Company and R$ 937,965 for the total sponsors (R$ 962,431 for the Company and R$ 1,017,144 for the total sponsors in 2004).

Until the end of 2004, the actuarial liability calculated according to the CVM Resolution No 371/2000 was greater than the amount contracted with Caixa dos Empregados da Usiminas. However, during the year 2005, the amount contracted became greater. Accordingly, the Company complemented its actuarial liability, as per CVM 371 during 2005, in R$ 10,297 (R$ 16,738 consolidated) in order to equalize the total recorded liabilities to the sponsors' debt contracts.

The main actuarial assumptions at December 31, 2005 and 2004 are:

Actuarial method (projected unit credit):

	2005	2004
Discount rate	12.00% p.a.	12.00% p.a.
Expected return rate of the assets	15.55% p.a.	14.40% p.a.
Future salary increase	7.63% p.a.	7.10% p.a.
Social security benefit increase	5.00% p.a.	5.00% p.a.
Inflation	5.00% p.a.	5.00% p.a.
Capacity factor		
Salaries	97.00%	97.00%
Benefits	97.00%	97.00%

Demographic factor:

Death table	GAM-83 (2004 - GAM-83 increased in 1 year)
Death rate of disabled employees	RRB 1983
Disability entry table	RRB 1944 (aggravated 2x)
Turnover table	Benefit plan 1: Towers experience USIPREV: Towers experience (increased 3x)
Sickness table	Towers Standard (increased 2,5x)
Age of retirement	First age reached for retirement eligibility
Information on children	Experience of similar companies, combined with data provided by Usiminas
Information on the spouses of current and future retired employees	95% of married members with a difference of 4 years of age, the wives being younger.
INSS benefit	Considers the amendments to Law 9876 of November 26, 1999 (social security factor)
Age at registration with the INSS	Informed by Usiminas

17.2. Fundação Cosipa de Seguridade Social - FEMCO

FEMCO has administrative and financial autonomy, and has as its main objective to concede supplementary retirement and other post retirement benefits other than the social security, in the modality of "defined benefit" - Plano de Benefício Definido - PBD and "defined contribution" - Plano Misto de Benefícios Previdenciários Nº 1 - COSIPREV, for employees of its sponsor and creator - Companhia Siderúrgica Paulista - COSIPA and FEMCO itself, extended to their dependents. The main characteristics of the benefit plans are:

a) Defined Benefit Plan - PBD

This is a defined benefit plan and is now closed for new adhesions.

It offers the following benefits converted into lifelong income: Retirement based on work period, Invalidity Retirement, Age Retirement, Special Retirement and Proportional Deferred Benefit.

Further, the participants of this plan are also entitled to benefits related to Redemption, Portability, Funeral Help, Reclusion Help and Illness Help.

b) COSIPREV

This is a defined contribution plan in its accumulation phase, open for the adhesion of any employee of the sponsoring companies.

The retirement benefits offered are: Programmed Retirement, Anticipated Retirement and Invalidity Retirement. There are also the benefits of: Pension fund, Illness Help, Proportional Deferred Benefit, Redemption and Portability.

The subsidiary Cosipa has also an integrated health care system, embracing the retired worker, which is composed by:

a) Health Care Plan, for small expenses, such as doctor appointment and routine medical examination;

b) Health Care Fund - COSaúde, for clinical and/or surgeries, as well as other high cost clinical procedures.

The Company subsidies a Health Care Plan to the retired workers, pensioners and dependents, varying from 20% to 40% of the medical expense, as per the total social security benefit (INSS) plus FEMCO. The requirement for the retired worker to participate in the Health Care Plan is the adhesion in COSaúde. This Heath Care Fund - COSaúde is self-maintained and fully pre-paid by the participants.

At December 31, 2005, the debt balance of the subsidiary Companhia Siderúrgica Paulista - Cosipa - with its pension plan entity, Fundação Cosipa de Seguridade Social - FEMCO, recorded in current and long-term liabilities, amounted to R$ 10,605 and R$ 312,155, respectively (R$ 11,166 and R$ 337,357 respectively at December 31, 2004). This debt is guaranteed by property, plant and equipments of Cosipa valued at R$ 459,217 (R$ 507,217 at December 31, 2004).

In October 2003, the Brazilian regulatory agency for pension plans ("Secretaria de Previdência Complementar - SPC") approved the new system for the use of the actuarial surplus of FEMCO, resulting in a partial decrease in the debt of the sponsor Cosipa of R$ 93,556 in 2003.

The actuarial debt balance started to be adjusted monthly to maintain a risk oscillation margin of 10% of the mathematical provisions for benefits granted and to be granted in the Defined Benefits Plan. At December 31, 2005, the balance of the Social Security Fund for Risk Oscillation amounted to R$ 95,418 (R$ 91,974 at December 31, 2004).

The debt balance is determined at each year-end, based on a direct actuarial revaluation of the mathematical provisions for benefits granted and to be granted.

The debt balance, due in 12 installments, started to be amortized beginning March 20, 2004, and corresponds to the amount of all monthly installments based upon the Price Table, with interest equivalent to 6% p.a. and monthly restatement by the National Consumer Price Index ("Índice Nacional de Preços ao Consumidor - INPC") and a second installment to be subsequently amortized, subject to the result of the actuarial revaluation of the following year and so on.

During the year ended December 31, 2005, under the same criteria, a surplus of R$ 14,436 (R$ 4,562 in 2004) was recorded.

At December 31, 2005, the subsidiary COSIPA recorded a deficit of the Health Care Plan in the amount of R$ 25,381 (R$ 19,949 in 2004) under actuarial liabilities in long-term liabilities.

The main actuarial assumptions at December 31, 2005 and 2004 are:

Actuarial Method (projected unit credit):

	2005	2004
Discount rate	12.00 % p.a	12.00 % p.a
Expected return rate of the assets	14.74 % p.a	14.28 % p.a
Future salary increase	8.63 % p.a	6.98 % p.a
Social security benefit increase	5.00 % p.a	5.00 % p.a
Inflation	5.00 % p.a	5.00 % p.a
Medical services growth	9.20 % p.a	9.20 % p.a
Capacity factor		
Salaries	97.00 %	97.00 %
Benefits	97.00 %	97.00 %

Demographic factor::

Death table	GAM-83 (2004 - GAM-83 increased in 1 year.)
Death table of disabled employees	RRB 1983
Disability entry table	RRB 1944 (increased 2x)
Turnover table	Benefit Plan - PBD: Towers experience COSIPREV: Towers experience (increased 3x) (2004 - COSIPREV Towers experienced (increased 2x)
Sickness table	Towers standards (increased 2,5x)
Age of retirement	Bound until 01/78 - First age of reaching the eligibilities for retirement without considering the minimum age applied to benefit reduction.
Information of children	Experience of similar companies, combined with data provided by Cosipa.
Information on the spouses of current and future retired employees	95% of married members with a difference of 4 years of age, the wives being younger.
INSS Benefit	It does not consider the amendments to Law 9876 of November 26, 1999 (social security factor).
Age at registration with INSS	Informada pela COSIPA

17.3. Expenses recorded during the current year

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Cost of the current service	1,855	1,682	2,546	2,110
(+) Interest over the obligation	247,364	229,718	263,695	244,793
(-) Assets' expected income	(225,386)	(151,750)	(240,849)	(162,274)
(-) Expected employees contribution	(859)	(1,444)	(872)	(1,477)
(+) Amortization of (earning) loss	(11,247)	(940)	(11,723)	(940)
(+) Provision's complement	10,297	-	16,738	-
= Net expense of the year	22,024	72,266	29,535	82,212

17.4. Breakdown of actuarial liabilities

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Caixa dos Empregados da Usiminas				
Present value of the actuarial liability	2,261,994	2,137,192	2,411,153	2,278,207
Fair value of assets	(1,758,541)	(1,596,847)	(1,878,281)	(1,705,402)
Net value of losses not recognized	386,240	422,086	405,093	444,339
Cost of current net service	889,693	962,431	937,965	1,017,144
Provision complement	10,297	-	16,738	-
Total of Reserve Insufficiency	899,990	962,431	954,703	1,017,144
Fundação Cosipa de Seguridade Social - FEMCO (Note 17.2)				
Debt balance of COSIPA	-	-	312,155	337,357
Debt balance of the medical assistance benefit plan	-	-	25,381	19,949
	-	-	337,536	357,306
Total long-term actuarial liabilities	899,990	962,431	1,292,239	1,374,450
(+) Portion of the current debt balance of Cosipa	-	-	10,605	11,166
Total actuarial liabilities	899,990	962,431	1,302,844	1,385,616

18. Shareholders' equity

18.1.Capital

The capital is R$ 2,400,000 (1,280,839 in 2004) and it is comprised of 225,285,820 shares without par value, divided in 112,280,152 common shares, 112,588,690 preferred shares class A e 416,978 preferred shares class B.

Each common share entitles its holder to 1 (one) vote at the shareholders' general meeting. Preferred shares are nonvoting shares but are entitled to (i) dividends 10% (ten percent) exceeding the one attributed to common shares (ii) the same voting rights attributed to common shares in the general shareholders' meeting; (iii) priority in the return of capital, without premium, in the case of the Company's liquidation; (iv) vote at meetings if the Company does not pay preferred dividends in three consecutive years.

Preferred shares may not be converted into common shares.

Holders of class B preferred shares have priority in the return of capital, without right to premium, in case of Company liquidation. Holders of class A preferred shares have the same priority, however only after observing the priority attributed to class B preferred shares. Preferred shares class B may, at any time at the exclusive discretion of the shareholder, be converted into preferred shares class A.

All shareholders are assured of a minimum dividend of 25% of the net income for each year, calculated in accordance with Brazil's corporation law.

18.2. Reserves

a) Premium on share subscription - set-up on the merger process as per Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed retained earnings and income reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6404/76).

b) Treasury stock - At December 31, 2005, the Company held 561,482 common and 5,346,746 class A preferred shares in treasury.

c) Tax incentives - correspond to the reduction until 1996 of up to 95% of federal VAT (IPI) paid (Law 7554/86).

d) Legal reserve -- set up as 5% of net income for each year until it reaches 20% of capital.

Reserve for investment and working capital is comprised as follows:

(I) The Company's By-Laws provides the constitution of a statutory reserve corresponding to 50% of adjusted net income for the year, with the objective of assuring operating investments or working capital increase. In 2005 the amount constituted of this reserve was R$ 1,858,813 (R$ 1,450,519 in 2004), and the total accumulated balance at December 31, 2005 was R$ 3,371,684 (R$ 1,512,871 in 2004).

(II) In 2005, a portion corresponding to R$ 743,505 (R$ 381,716 in 2004), was destined to supplement the above mentioned investments, according to Article 196 of Law 6404/76, submitted to the shareholder's meeting. At December 31, 2005 the total accumulated balance of this reserve was R$ 790,751 (R$ 1,166,407 in 2004).

As provided for in the Company's by-laws, the balance of the income reserve may not exceed 95% of the amount of capital and may be used for the absorption of losses, distribution of dividends, redemptions, reimbursement or purchase of shares or also capitalized.

18.3 Dividends and interest on shareholders' equity

At December 31, 2005, the Company presents an excess of income reserve over capital. In compliance with the Societary Legislation (article 199 of the Law 6,404/76), Management will propose the increase of the Company's capital by R$ 3,000,000 with income reserve, without issuing new shares, to the shareholder's meeting.

Management authorized the distribution of interest on shareholders' equity according to Law 9,249/95, which will be imputed to the minimum obligatory dividend, by the value net of income taxes, for the year of 2005, for all legal purposes.

The interest on shareholders' equity, in the amount of R$ 540,037 (R$ 394,004 in 2004), was recorded in the books of account as financial expenses according to tax rules. To comply with CVM Resolution 207/96, for financial statements presentation purposes, the interest on shareholders' equity was reversed from financial expense and presented as a deduction from retained earnings. Dividends can be summarized as follows:

	2005	2004
Net income	3,913,291	3,053,724
Legal reserve constitution (5%)	(195,665)	(152,686)
Dividends calculation basis	3,717,626	2,901,038
Minimum compulsory dividends (25%)	929,407	725,259
Intermediary interest on shareholders' equity (R$ 1.2167 per ON share and R$ 1.3384 per PN share in 2005 and R$1.17318 per ON share and R$1.29050 per PN share in 2004)	280,019	270,000
Complementary interest on shareholders' equity (R$ 1.1298 per ON share and R$ 1.2428 per PN share in 2005 and R$ 0.53880 per ON share and R$ 0.59270 per PN share in 2004)	260,018	124,004
Intermediary dividends - paid (R$ 1.1712 per ON share and R$ 1.2883 per PN share)	269,542	-
Complementary dividends (R$ 1.3284 per ON share and R$ 1.4613 per PN share in 2005 and R$2.93208 per ON share and R$3.22529 per PN share in 2004)	305,729	674,799
Total	1,115,308	1,068,803

19. Operating income (expenses)

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Sales expenses				
Personnel expenses	(26,087)	(25,446)	(49,050)	(46,619)
Third-parties services	(15,655)	(7,727)	(18,722)	(9,759)
Depreciation	(14,482)	(9,367)	(14,596)	(9,415)
General expenses	(17,337)	(8,686)	(39,611)	(31,453)
Distribution costs	(12,022)	(24,051)	(73,544)	(95,364)
Sales commissions	(6,949)	(9,105)	(29,982)	(34,263)
Allowance for doubtful accounts	(2,678)	(13,268)	(5,805)	(19,227)
	(95,210)	(97,650)	(231,310)	(246,100)
General and administrative expenses				
Personnel expenses	(38,958)	(40,488)	(80,560)	(82,852)
Third-parties services	(33,580)	(18,570)	(53,445)	(31,280)
Depreciation	(2,604)	(3,141)	(17,948)	(21,809)
General expenses	(20,097)	(27,486)	(57,430)	(75,522)
	(95,239)	(89,685)	(209,383)	(211,463)
Other operating (expenses) income				
PIS and COFINS	(3,220)	(8,927)	(9,544)	5,286
Diverse sales cost	(4,129)	(5,574)	(4,386)	(6,169)
Private pension fund	(22,024)	(72,266)	(29,535)	(82,212)
Technological research	(18,899)	(14,839)	(18,900)	(14,852)
Tributes	(1,693)	(5,944)	(6,452)	(9,825)
Other expenses	(29,149)	(29,503)	(191,312)	(102,085)
Expenses recovery	2,126	18,412	9,117	21,906
Diverse sales	3,743	6,131	6,690	10,340
Cargo bonus	24,582	16,200	39,423	25,756
Other incomes	15,693	8,155	38,973	25,026
	(32,970)	(88,155)	(165,926)	(126,829)

20. Financial income (expenses)

The net financial income (expenses) can be summarized as follows:

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Financial income				
Interest	13,135	9,763	27,756	35,495
Income on short-term investments	160,545	73,964	228,613	134,164
Other financial incomes	11,852	21,022	28,114	38,959
Financial expenses				
Interest and commission	(87,095)	(130,627)	(341,038)	(495,844)
Other financial expenses	(76,856)	(46,055)	(149,641)	(101,650)
Currency effects				
Loans and financing	130,922	69,706	429,710	305,060
Foreign customers	(14,609)	(16,521)	(51,686)	(33,162)
Swap and hedge results	(209,664)	(126,541)	(595,670)	(422,870)
Others	(40,947)	(29,737)	(120,174)	(53,870)
Monetary effects				
Loans and financings	(6,635)	(46,540)	(16,489)	(63,544)
Others	(80,875)	(77,407)	(105,692)	(111,593)
	(200,227)	(298,973)	(666,197)	(768,855)

21. Statement of EBITDA

EBITDA - Earnings before interest, equity in subsidiaries and affiliated companies, depreciation, amortization, additions and exclusions which do not affect cash is computed by the Company as follows:

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Operating profit	4,530,534	3,877,409	5,016,289	4,534,553
(+/-) Equity pick up	(1,888,053)	(1,383,822)	(922,964)	(320,341)
(+) Net financial expenses	200,227	298,973	666,197	768,855
(+) Depreciation and amortization	258,626	252,764	680,192	544,383
(+/-) Additions/exclusions that do not affect cash	9,971	92,988	85,455	13,322
EBITDA	3,111,305	3,138,322	5,525,169	5,540,772
EBITDA/ Net revenue (Margin%)	44,7	47,0	42,4	45,3

22. Financial instruments

The financial instruments of the Company and its subsidiaries are recorded in asset and liability accounts at December 31, 2005 and 2004 in accordance with their maturities. The management of these instruments is carried out through operating strategies aiming at liquidity, profitability and security. The control policy consists of permanent follow-up of the contracted rates versus those of market.

22.1. Credit risk

The sales policy of the Group is subject to the credit standards determined by Management, which aim at minimizing exposures from delinquent customers. This objective is met through the selection of customers in accordance to their payment capacity and diversification of accounts receivable (spreading of the risk). The Company has also an allowance for doubtful accounts of R$ 41,799 at December 31, 2005 (R$ 39,121 in 2004), representing 4.56% of the outstanding accounts receivable at the same date (4.21% in 2004) to cover credit risk. In consolidated terms, that provision totaled R$ 84,546 at December 31, 2005 (R$ 79,740 in 2004), representing 4.85% of the outstanding accounts receivable at the same date (4.21% in 2004).

22.2. Exchange rate risk

As the Company and its subsidiaries have significant liabilities in foreign currencies, mainly in U.S. dollars, results could be significantly be affected by exchange fluctuations.

As a preventive measure and to reduce the effects of exchange fluctuations, Management has adopted a policy for the maintenance of assets subject to foreign exchange fluctuations, as follows:

	In thousands of US dollars - US$			
	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Assets in foreign currencies:				
Cash and cash equivalents	857	-	22,633	2,903
Accounts receivable - foreign market and related parties	126,507	68,225	277,923	222,248
Bank accounts with related parties	114,103	22,500	114,103	-
Financial funds	105,481	94,783	215,162	170,302
Guaranteed deposits	-	-	7,075	8,062
Financial instruments (*)	228,049	200,866	720,189	642,139
Investments (Permanent)	568,212	157,666	473,774	27,429
	1,143,209	544,040	1,830,859	1,073,083
Liabilities in foreign currencies:				
Loans and financings	(345,537)	(419,388)	(1,178,105)	(1,448,987)
Suppliers	(29)	-	(8,069)	(1,474)
Services	-	-	(10)	(10)
Payable commission on exports	-	-	(202)	-
	(345,566)	(419,388)	(1,186,386)	(1,450,471)
Net exposure	797,643	124,652	644,473	(377,388)

(*) contracted value in hedge and swap transactions

At December 31, 2005, the net exposure in US dollars shown above should also consider the net balance projected for 2006 between the export and import accounts of the controlling company and its subsidiaries. This balance is being monitored by the Company and its subsidiaries for the matter of the risk of this exposure.

The subsidiary Cosipa and the indirect subsidiary Cosipa Overseas Ltd., through a combined planning of the commercial and financial areas, have evaluated transactions that would mitigate or reduce the effects of foreign exchange volatility. As a result, funding linked to export prepayment was selected to provide a natural protection at the time of settlement of the transactions. At December 31, 2005, the balance of such transactions in Cosipa (consolidated) totaled US$ 518,694 thousand and US$ 461,556 thousand, (US$ 623,021 thousand and US$ 574,298 thousand in 2004).

To reinforce the intention that the basic contractual purpose of these transactions is the exclusive supply of steel plates, characterizing it as a pre-sale trade transaction, it was established that the Company (USIMINAS), sole shareholder of Cosipa's capital, and international insurance companies would guarantee Cosipa's contractual performance, in case Cosipa faces problems when exporting its products, replacing them with production of Usiminas' steel mill.

The prepayment contracts, with slabs, of foreign debts contracted extend up to 2012.

22.3. Hedge and swap transactions

Financial transactions carried out in the year can be summarized as follows:

	COMPANY		CONSOLIDATED	
	2005	2004	2005	2004
Contracted Amount- in US$ thousands	228,049	200,866	720,189	642,139
				In thousands of Reais - R$
Current Liabilities balance under "Financial Instruments"	271,587	27,167	675,817	129,112
Long-term liabilities balance under "Financial Instruments"	-	155,581	336,736	556,827
Net expenses under "Net financial income (expense)"	(209,664)	(126,541)	(595,670)	(422,870)

At December 31, 2005, if the above transactions were carried out at current market conditions, they would represent a liability balance of R$ 267,407 in the Company and R$ 994,655 in the consolidated (R$ 146,064 and R$ 609,608 in 2004, respectively).

The Company does not issue financial instruments for commercial purposes and does not intend to settle these transactions before the corresponding maturity.

The market value of other financial assets and liabilities approximates the corresponding book value, considering that they were agreed and recorded at rates and conditions practiced in the market for transactions of similar nature, risk and terms.

22.4. Price risk

As exports are equivalent to 18% of net revenue of the controlling company expected for 2006 and to 23% of consolidated net revenue, the future volatility of foreign exchange rates represents, in fact, a price risk that may impair the expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the following year (not audited).

22.5. Interest rate risk

Interest rates contracted for current and long-term debt and debentures are shown as follows:

	COMPANY				CONSOLIDATED			
Loans and financings:	2005	%	2004	%	2005	%	2004	%
Prefixed	242,464	22	564,145	36	1,003,743	29	1,568,347	32
Long-term interest rate	65,860	6	108,926	7	451,815	13	649,276	13
Libor	794,612	72	887,130	57	1,982,162	57	2,621,003	54
Others	-	-	-	-	6,082	1	27,669	1
	1,102,936	100	1,560,201	100	3,443,802	100	4,866,295	100

23. Insurance coverage

Insurance policies maintained by the Company and certain subsidiaries provide the following coverage, which Management considers to be sufficient: for buildings, products and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured locations and respective facilities of Usiminas, Usiminas Mecânica, Cosipa and Unigal with risk value of US$ 15,552,186 thousand, there is an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible amount is US$ 7,500 thousand for damages and the coverage for loss of profits has a deductible term of 21 days (waiting period).

Board of Executive Officers

Bertoldo Machado Veiga
Chairman

José Carlos Martins
Board member

Erminio Tadei
Board member

Gabriel Stoliar
Board member

Hidemi Kawai
Board member

Marcelo Pereira Malta de Araújo
Board member

Kenichi Asaka
Board member

Marcus Olyntho de Camargo Arruda
Board member

Marta Xavier Gonçalves
Board member

Rinaldo Campos Soares
Board member

Board of Auditors

José Ruque Rossi
Chairman

Antônio Joaquim Ferreira Custódio
Member

José Ignacio Ortuondo Garcia
Member

José Wellington Marques de Araújo
Member

Masato Ninomiya
Member

Board of Executive Officers

Rinaldo Campos Soares
Chief Executive Officer

Ricardo Yasuyoshi Hashimoto
Chief Special Relations

Paulo Penido Pinto Marques
Chief Financial and Investment Relations Officer

Gabriel Márcio Janot Pacheco
Chief Development Officer

Omar Silva Júnior
Chief Industrial Officer

Idalino Coelho Ferreira
Chief Sales Officer - Domestic Market

Renato Vallerini Júnior(*)
Chief Sales Officer - Foreign Market

João Lucas Ferraz Dungas
Controller
Accountant CRC - MG 9644/0

(*)Indicated for the position in the Board of Directors Meeting, on 04/29/2005, to be provided when of its statutory creation.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Shareholders of
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1. We have audited the accompanying balance sheets of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and the consolidated balance sheets of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. As disclosed in Note 10.4, the financial statements of certain direct and indirect affiliated companies related to the year ended December 31, 2005, were audited by other independent auditors, whose reports thereon were issued without exception. The outstanding balance of these investments at December 31, 2005 represented 13% (10% consolidated) of the company's total assets and their respective equity pick up adjustments represented 26% (26% consolidated) of the net income for the year. Our opinion, with respect to these investments as well as to the related results, is solely based upon the reports issued by the other auditors.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of the evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statements presentation.

3. In our opinion, based upon our exams and upon the reports of other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial positions of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, and the consolidated financial positions of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS and its subsidiaries at December 31, 2005 and 2004, and the respective results of their transactions, changes in their shareholders' equity and changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

4. Our exams were carried out with the objective of issuing opinions on the financial statements referred to in the first paragraph. The cash flows and value added statements (Company and Consolidated), prepared in accordance with the accounting practices adopted in Brazil, are being presented to provide supplementary information of the Company, and are not required in Brazil as part of the financial statements. Those statements were submitted to the audit procedures referred to in the second paragraph and, in our opinion, are adequately presented in all relevant aspects with respect to the financial statements taken as a whole.

Belo Horizonte, March 8, 2006

ERNST & YOUNG

ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O-6-F-MG

João Ricardo Pereira da Costa
Accountant CRC - 1RJ 066.748/O-3-S-MG

AUDIT COMMITTEE ADVICE

To the Board of Directors and Stockholders,

As members of the Audit Committee of Usinas Sederurgicas de Minas Gerais S.A - USIMINAS and in accordance with legal and statutory provisions, we hand the Annual Administrations Report Accounting Statements relative to the fiscal year ended on December 31, 2005. Based on the analyses carried out and in accordance with Ernst & Young advice dated March 08, 2006, we opine that the above mentioned documents deserve the shareholders' approval.

Belo Horizonte, March 08, 2006.

José Ruque Rossi - President
Antônio Joaquim Ferreira Custódio - Member
José Ignacio Ortuondo Garcia - Member
José Wellington Marques de Araujo - Member
Masato Ninomiya - Member

List of Documents:

Minutes of the meeting of the Board of Directors – 06/08/05
"Usiminas will be listed on Latibex" – 06/16/05
Notice to Shareholders – 06/27/05
Minutes of the meeting of the Board of Directors – 06/28/05
Material Fact – 07/05/05
Letter to CVM – 07/13/05
Market Release – 07/20/05
2Q05 Earnings Release – 08/11/05
Market Release – 08/16/05
Notice to Shareholders – 08/24/05
Notice to Shareholders – 08/24/05
Letter to CVM – 08/24/05
"Usiminas and Techint Group announce ..." – 08/25/05
Letter to Bovespa / CVM – 09/05/05
3Q05 Earnings Release – 11/08/05
Minutes of the meeting of the Board of Directors – 11/23/05
Notice to Shareholders – 11/23/05
"Usiminas pays Interest on Capital" – 11/25/05
"Usiminas System plans New Investment Cycle" – 12/12/05
2005 Annual Report
Announcement – 02/01/06
"Usiminas pays Dividends" – 03/08/06
Minutes of the meeting of the Board of Directors – 03/08/06
Summary of the meeting of the Board of Directors – 03/08/06
4Q05 Earnings Release – 03/09/06
Call for Meeting – 04/10/06
Minutes of the General Ordinary and Extraordinary meetings – 04/10/06
Minutes of the Extraordinary meeting of the Board of Directors – 04/11/06
1Q06 Earnings Release – 05/09/06
Minutes of the Extraordinary meeting of the Board of Directors – 06/28/06
Summary of the Extraordinary meeting of the Board of Directors – 06/28/06
2Q06 Earnings Release – 08/10/06
Minutes of the meeting of the Board of Directors – 08/30/06
Summary of the meeting of the Board of Directors – 08/30/06
Notice to Shareholders – 08/30/06
Relevant Fact – 11/06/06
Material Fact – 11/06/06
Minutes of the meeting of the Board of Directors – 11/07/06
Call for Meeting – 11/07/06
3Q06 Earnings Release – 11/08/06
Minutes of the General Extraordinary meeting – 11/24/06
Minutes of the meeting of the Board of Directors – 11/29/06
Summary of the meeting of the Board of Directors – 11/29/06
Notice to Shareholders – 11/29/06
Letter to Bovespa – 02/06/07

Belo Horizonte, February 06, 2007

TO BOVESPA
Attn. Mr. Nelson Barroso Ortega
Company Attendance Management

Ref: Its Official Letter GAE/SAE-0142-07 of 02/06/2007

Dear Messieurs,

In attention to his official letter, whose text below transcribed:

"GAE/SAE 0142/07 - 02/06/07

To Usiminas
Investor Relations Director
Mr. Paulo Penido Pinto Marques

Dear Mr.,

In report transmitted in the newspaper Folha de São Paulo, edition of 02/06/2007, it is said, among other information, that Usiminas was elevated to investment grade by Fitch Ratings.

We requested explanations on referred news, as well as other information considered important.

Sincerely yours,
Nelson Barroso Ortega
Company Attendance Management
Phone: 011 3233-2063/3233-2222

Have us to find out that Usiminas received the Fitch Ratings's "release" in the end of yesterday's afternoon and that is giving knowledge to the market in general, in this date, the following information:

"USIMINAS – Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY, XUSI], company-leader of the Sistema Usiminas, the largest flat steel producer of Latin America and one of the thirty largest of the world, communicates that it reached the classification of "Investment Grade" after the risk classification agency Fitch Ratings has attributed the BBB – rating in foreign coin and local and a National Rating AA+ (bra), with steady perspectives.
According with Fitch, the evaluation is based "on the company's competitive position in the market and its conservative financial profile." The agency also attributed the rating BBB - to Usiminas' Global Medium Term Notes Program, in the amount of US$500 million.

The link to access the Fitch Ratings's "release" is:
http://v2.usiminas.infoinvest.com.br/ptb/509/Fitch_Usiminas_Release.pdf "

Sincerely yours,
Paulo Penido Pinto Marques
CFO and Investor Relations Director

USIMINAS

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS

CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
Companhia Aberta

NOTICE TO SHAREHOLDERS

Payment of Interest on Equity Capital

We hereby notify our Shareholders that the Board of Directors of USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS, in a meeting held on November 29, 2006, approved, *"ad referendum"* to the General Shareholders' Meeting, the proposal for distribution of profits referring to the second half of the present year in the form of interest on equity capital in the amount of R$ 300,001,883.35 (three hundred million one thousand eight hundred eighty three reais and thirty five centavos), entitling each ordinary share to **R$ 1.30354** and each preferred share to **R$ 1.4339**. The amounts will be counted as part of the calculation of the required minimum dividend for fiscal year 2006, pursuant to the terms of § 5° of art. 24 of the Corporate Bylaws.

Date of payment will be determined by the Board of Directors in its regular meeting in March 2007, which will deliberate on the fiscal year 2006 Accounting Statements. Payment of the benefit will be entitled to holders of shares on December 28, 2006.

Income withholding tax will be deducted at a rate of fifteen percent (15%), subject to applicable legal exceptions.

The shares will be negotiated "ex-interest" as of December 29, 2006.

Paulo Penido Pinto Marques
CFO and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Summary of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held at its headquarters, at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, Belo Horizonte, on November 29, 2006 at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other members: Albano Chagas Vieira, Antonio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José James Mendes Pessoa, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Rinaldo Campos Soares (Reporter) and Yuki Iriyama. It was justified the absence of José Olímpio da Silva, member of the Board.

Topics/Determinations:

Results until 3rd Quarter/2006 - The accumulated economical-financial results of Usiminas/Cosipa were presented until September of 2006, which they point a consolidated net income of R$1.763 billion; per quarter, the net income was R$344 million (1st quarter), R$704 million (2nd quarter) and R$715 million (3rd quarter). Consolidated EBITDA accumulated R$3.182 billion for a net revenue of R$9.138 billion.

Business Planning/2007 – According previously distributed text to the members of the Board, the Corporate Planning was approved for 2007, containing a general vision of the 2007/2011 Plans, with special emphasis in the pluriannual 2007/2011 budget, based on macro-economical premises, annual medium growth of the demand, prices, revenues, costs and expenses, EBITDA, operational income and investments.

Strategic Growth Plan – Comments were presented about the course of the Usiminas' Strategic Growth Plan, to be executed in two "waves", the first dedicated to the strengthening and maximization of the current operation value, and the second to the production increase. It showed the course of the projects in Usiminas: new coke plant (battery 5), thermoelectric plant and increase of the plate rolling mill; in Cosipa: recovery turbine of the top pressure of BF nr.2, and continuous casting nr.3. The preliminary studies of the investments for production increase were still presented.

Interests over equity capital – The Board, "ad referendum" of the General Meeting, approved the proposal from the Management to distributing the shareholders, in the terms of the Bylaws and effective corporate legislation, for count the net income of the 2nd semester of 2006, the amount of R$300,001,883.35 (three hundred million, one thousand, eight hundred and eighty three brazilian real and thirty five cents), under the form of Interests on Equity Capital, complementary, accounting to each ordinary share R$1.30354 and to each preferred capital share R$1.4339, values that will be computed in the calculation of the obligatory minimum dividend relative to fiscal year 2006, in the terms of paragraph(§) 5th, of the article 24 of the Bylaws.

The accounting credit will be made in December 29, 2006 to the holders of those shares in December 28, 2006, being deduced the Income Tax Withheld at Source of 15% (fifteen percent), respected the legal exceptions. The payment date will be set by the Board of Directors at the Ordinary General Meeting of March, 2007, that will deliberate on the Financial Statements of the fiscal year 2006.

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, at Rua Prof. José Vieira de Mendonça, 3011, in this Capital, on November 29, 2006, at 09:00 AM.

Presences - Bertoldo Machado Veiga, President; other members: Albano Chagas Vieira, Antonio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José James Mendes Pessoa, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Qlyntho de Camargo Arruda, Rinaldo Campos Soares (Reporter) and Yuki Iriyama. Justified absence of the Counselor José Olímpio da Silva. General Secretary: Juventino Moraes de Franca.

Topics/Deliberations:

USIPARTS - Related that, in its meeting of March 8 of the current year, this Board of Directors authorized the guarantee from Usiminas in financing destined to the technological updating and increase of the productive capacity of the controlled Usiparts S.A – Sistemas Automotivos, until the limit of R$45,000,000.00 (forty five millon brazilian real).

Now, the financing operation was defined, in the following basic conditions: the Banco de Desenvolvimento de Minas Gerais S.A - BDMG will provide financing through the Findes/Pró-Invest and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES.

Discussed the subject, the Board, ratifying the previous deliberation, authorized the Management to render guarantee and/or aval in favor of Usiparts S.A – Sistemas Automotivos, in the financing operations close to the Banco de Desenvolvimento de Minas Gerais S/A – BDMG, in the scope of the Findes/Pró-Invest, in the amount of R$10,000,000.00 (ten million real) and of the Finame/BNDES, in the amount of up to R$30,000,000.00 (thirty million real).

Nothing else having to treat, the meeting closed up, being drawn up the respective Minutes that goes signed by the present Board members and for the General Secretary. Belo Horizonte, November 29, 2006.

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

EXTRAORDINARY GENERAL MEETING

The Meeting was held on November 24, 2006 at 3:00 PM, in the company's headquarters, at Rua Prof. José Vieira de Mendonça, 3.011, Bairro Engenho Nogueira, in this city of Belo Horizonte, Capital of the State of Minas Gerais. The business of the day was set forth with the presence of shareholders representing quorum above the legal requirement. The business was tabled by: Rinaldo Campos Soares, President; Juventino Moraes da Franca, General Secretary. The Meeting was called as per notice published in the month of November 2006, in the following newspapers: **Minas Gerais**, Section I (on November 08th, 09th and 10th – pages 40,38 and 103, respectively), **Estado de Minas** (November 8th, 9th and 10th – pages 08, 09 and 12, respectively) and **Gazeta Mercantil** (November 8th, 9th and 10th, pages A/9, A/7 and A/7, respectively), "in order to deliberating on the business of the Day: **I)** changes in articles 12 and 13 of the By-laws, as follows: a) in the "caput" of article 12: increase from 9 to up to 15 the number of effective members of the Board of Directors and respective substitutes; b) in the paragraph 1 of the article 12: the Chief Executive Officer of the Company must be a shareholder in case he is also a member of the Board of Directors; c) in the paragraph 2 of the article 12: appointment by the Caixa dos Empregados da Usiminas of a member of the Board of Directors; **d)** in the article 13, include as item "t", among the attributes of the Board of Directors, deliberation on benefit plans of the Caixa dos Empregados da Usiminas, passing the present item "t" to item "u". **II)** election for filling of vacant positions on the Board of Directors to complement the mandate until April 30, 2008". – **DELIBERATIONS – i)** (by majority vote) – **Changes to articles 12 and 13 of the By-laws:** the article 12, "caput" and paragraphs 1st and 2nd come to have the following text: **a)** "Article 12 – The Board of Directors will be constituted by up to 15 (fifteen) effective members, and their respective substitutes, all of whom must be shareholders of the Company. The effective members of the Board of Directors must be elected in General Shareholders' Meetings and may be dismissed at any time by determination of the General Shareholders' Meeting". **b)** "Paragraph 1 – The Chief Executive Officer must be a shareholder of the Company if (and only if) he or she is also a member of the Board of Directors". **c)** "Paragraph 2 – One of the effective members must always be a representative of the employees of the Company. The representative above referred will be appointed by the Caixa dos Empregados da Usiminas as long as the same holds at least 10% (ten percent) of the ordinary shares. Through the multiple vote process, the shares of the Caixa dos Empregados da Usiminas will only participate in the election to fill other positions of the Board if there is an excess of votes after filling the position that the Caixa dos Empregados da Usiminas is entitled". **d)** The current item (t) of the Article 13 will pass to be item (u) and the new text of item (t) will be the following: "**(t)** deliberate on the creation, modification and/or extinction of benefit plans that may affect the actuarial calculation of the Caixa dos Empregados da Usiminas". **II)** The following persons were elected by unanimous vote to fill the vacant positions of the Board of Directors to complete the mandate until April 30, 2008: **(a) Effective:** Attorney **YUKI IRIYAMA**, japanese, married, Passport TE 8055314, resident in Japan, at 311, Patios nr. 3, 2-5 Utase, Mihama-ku, Chiba-shi, Chiba-Ken; and respective **Substitute**: **Shinya Higuchi**, Japanese, married, Passport TF 0471002, with address in Japan at 3-11-21, Maehara-cho, Koganei-shi, Tokyo, 184-0013; **(b) Effective:** Administrator **JOSÉ OLÍMPIO DA SILVA,** brazilian, married, Identity Card nr. M-1.030.137/SSPMG, CIC (Taxpayer Identity Card) nr. 006.395.406-

Juventino Moraes da Franca
OAB/MG – 6.174

00, with address at Rua Prof. José Vieira de Mendonça, 3011, Engenho Nogueira, Belo Horizonte-MG; and respective **Substitute**: Engineer **Manoel Moacélio de Aguiar Mendes**, brazilian, married, Identity Card nr. M.63.966 SSP/MG, CIC (Taxpayer Identity Card) nr. 001.045.156-00, with address at Av. do Contorno, 8000 – sl. 1006, Santo Agostinho, Belo Horizonte-MG; **(c) Effective:** Engineer **ALBANO CHAGAS VIEIRA**, brazilian, married, Identity Card nr. 2724481 - IFP/RJ, CIC (Taxpayer Identity Card) nr. 024.802.606-23, with address at Rua Amauri, 255, 13° andar, São Paulo-SP; and respective **Substitute**: Engineer **Francisco Caprino Neto**, brazilian, married, RG nr. 9.199.282 SSP/SP, CIC (Taxpayer Identity Card) nr. 049.976.298-39, with address at Rua Funchal, 160, Vila Olímpia, São Paulo-SP; **(d)** as **Substitute** of Member Kenichi Asaka, Economist **Enzo Kuroda**, japanese, single, Passport TE 7760690, with address in Japan at 3-3-16-602, Minami-Yawata, Ichikawa-shi, Chiba-Ken, 272-0023; **(e)** as **Substitute** to Member Marcelo Pereira Malta de Araújo, Engineer **José Florêncio Rodrigues Neto**, brazilian, divorced, Identity Card nr. 1.487.678-SSP/DF, CIC (Taxpayer Identity Card) nr. 484.364.021-20, with address at Rua Funchal, 160, Vila Olímpia, São Paulo-SP. With the filling of vacant positions, the composition of effective members of the Board of Directors of the Company with mandate until April 30, 2008 is the following: **BERTOLDO MACHADO VEIGA** (Chairman), **ALBANO CHAGAS VIEIRA, ANTÔNIO LUIZ BENEVIDES XAVIER, HIDEMI KAWAI, HUMBERTO EUDES VIEIRA DINIZ, JOSÉ OLÍMPIO DA SILVA, KENICHI ASAKA, MARCELO PEREIRA MALTA DE ARAÚJO, MARCUS OLYNTHO DE CAMARGO ARRUDA, MURILO PINTO DE OLIVEIRA FERREIRA, YUKI IRIYAMA and RINALDO CAMPOS SOARES.** The Members Gabriel Stoliar (effective) and his substitute José Augusto França Guimarães presented their resignations. There was a dissenting vote to item I by the Investment Funds under the management of GWI and the Funds represented by the Proxy Vanessa Leonel do Prado; the votes are in writing and will be filed at the Company, as documents I, II and III. Having no more business to deliberate, the meeting was suspended to draw up the Minutes containing a summary of the facts occurred to which, after approval, was signed by the Table members and by the Shareholders present. Belo Horizonte, November 24, 2006.



Usiminas System posts Net Profit of R$1.8 billion and EBITDA of R$ 3.2 billion through September.

"The Brazilian economy's performance has, for the most part, been sustained by domestic consumption, and this trend should be the main GDP growth driver. Exports, on the other hand, have maintained their dynamic pace in spite of the loss of competitive strength due to an unfavorable exchange rate and increase in imports, which have directly affected the industrial activity level, growing far less in the last few years than its potential.

This panorama has a direct impact on several flat steel consumer segments. It is expected that an increase in the level of investments materializes in the coming four years of this federal government administration, favored by a continuous reduction in interest rates within a lower-risk environment.

In such economic context, the Usiminas System arrives in the third quarter of 2006 showing consistent results within its planning for the period. Nine-month net profit of R$ 1.8 billion, operating cash generation measured by EBITDA of R$ 3.2 billion, maintenance of leadership in the domestic market and other operating efficiency indicators assured us of the company's strategic direction.

With confidence, we keep on implementing our investment program in order to gain scale, maintaining the mills technologically updated, reducing production cost and increasing the quality of our products even further.

We have just announced a new Usiminas shareholders' agreement, constituted by traditional members, which reaffirms our interest in investing with a long-term vision, in strengthening the Company and in its strategic position in the current global steel industry.

The steel industry is making great strides into a new era, in which only competitive, sustainable companies will achieve success. Once again, we reaffirm that the Usiminas System is prepared to reap opportunities."

Rinaldo Campos Soares - CEO

3Q06

Belo Horizonte, November 08, 2006 – Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) releases today its third quarter results for the 2006 fiscal year (3Q06). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2005 (3Q05), except when stated otherwise.

09/29/2006

USIM3 R$ 74.00 / share
USIM5 R$ 65.00 / share
USNZY US$ 29.78 (1 ADR = 1 share)
XUSI € 24.04

Bovespa Market Capitalization
R$ 14.6 billion - US$ 6.7 billion

INVESTOR RELATIONS

Bruno Seno Fusaro
Head of Investor Relations
Tel: (55 31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br

Companhia Listada USIM5 Bovespa

ADR Level I

Latibex

Highlights

R$ million	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05	9M 2006	9M 2005	Chg. 9M06/9M05
Total Sales Volume (000 t)	1,971	1,769	2,028	11%	5,953	5,367	11%
Net Revenues	3,127	3,126	3,053	0%	9,138	10,072	-9%
Gross Profit	1,195	1,221	1,013	-2%	3,096	4,503	-31%
Operating Result (EBIT) a	1,022	1,098	890	-7%	2,653	4,017	-34%
Financial Result	(91)	(171)	(78)	-47%	(287)	(505)	-43%
Net Income	715	782	704	-9%	1,763	2,594	-32%
EBITDA b	1,228	1,265	1,046	-3%	3,182	4,615	-31%
EBITDA Margin	39.3%	40.5%	34.3%	-1,2 p.p.	34.8%	45.8%	-11,0 p.p.
EBITDA (R$/t)	623	715	516	-13%	535	860	-38%
Total Assets	18,124	17,367	18,066	4%	18,124	17,367	4%
Net Debt	1,669	2,243	1,603	-26%	1,669	2,243	-26%
Stockholders' Equity	10,166	7,994	9,451	27%	10,166	7,994	27%

(a) Earnings before interest, tax and participations.
(b) Earnings before interest, taxes, depreciation, amortization and participations.



Other Highlights

- **Cash Balance on Sept. 29, 2006: R$ 2.0 billion.**
- **Market Cap on Sept. 29, 2006: R$ 14.6 billion (US$ 6.7 billion).**
- **Usiminas announces new Shareholders' Agreement.**
- **New BNDES credit line for investment financing of the Usiminas System of up to R$900 million.**
- **Usiparts invests R$ 46 million in expansion.**
- **New Investments in Research and Development.**
- **State Environmental Agency authorizes Coke Oven Plant Nr. 3.**
- **Usiminas receives awards.**

Economic and Market Outlook

International Scenario:

In the third quarter, the international market reached its peak in the year in terms of demand and prices, with the exception of China, which, although with demand compatible with its growth, presented distinct prices from international levels, motivated by factors such as:

- consumer seasonality - lower industrial activity in the summer season;
- delay in the closing of mills considered inefficient and obsolete, according to announcements by the Chinese government;
- greater increase in production capacity.

As a consequence, domestic prices in China were lower than prices in Western countries, which was the main cause for that country's exports to have been more aggressive. In the period, the following average price levels were recorded in the international market: Slabs: US$ 540.00/t; Heavy Plate: US$ 700.00/t; Hot-rolled Coil: US$ 650.00/t; Cold-rolled Coil: US$ 700.00/t and Galvanized Coil: US$ 900.00 - 950.00/t.

Parallel to this scenario, the effects of local actions by some countries, especially the United States, began to be felt elsewhere, such as the initiatives for containing inflationary effects due to vigorous economic growth. Successive interest rate increases in the United States followed in a more modest manner by the European Union began to be reflected in market behavior, such as in the building and industrial sectors, which are heavy steel users.

4th Quarter

The fourth quarter is still giving off signals of adjustment for the following reasons:

- Domestic US prices set off consumer alarms, especially for service centers, which perceived that, at that level, could trigger a price decline because of saturation and by the attractiveness of greater supply. In other words, they would be careful to avoid inventory accumulation at peak prices, which would mean losses.
- greater supply by local mills due to higher prices;
- inventories at ideal historic levels;
- greater import volumes attracted by higher prices, especially large tonnage brought from China.

These occurrences initially influenced the NAFTA region, gradually extending to the rest of the American continent and European markets. In Asia, the influence of China and its export level determined greater pricing pressure.

The quarter may be referred to as a period of price adjustments, bringing prices from an extremely high level to a more realistic one in terms of production and demand, with more stable pricing behavior. For the period, prices are within the following levels:

Export Market Price Expectation for Flat Rolled Steel in the 4th Quarter

FOB Base Prices (w/o extras))	US$/ton
Slabs	480 - 500 (*)
Heavy Plate	650 - 700
Hot Rolled	500 - 520
Cold Rolled	580 - 600
Galvanized	800 - 850

(*) Sales to Western countries. For Asia, prices are CFR

Usiminas System exports should conclude the year with expansion of approximately 12%, with greater share of heavy plate sales, whose sales in the export market should double compared with 2005. It is also expected that exports will represent approximately 33% of the Company's total sales.

New declines in prices are not expected because present production costs do not leave mills room for new revenue and margin reductions. Greater domestic demand in China is also expected, with some price recovery, which should diminish attractiveness of new exports. It can also be noted that the effective reduction in the export credit premium in the Chinese market is now a reality and should be considered by Chinese exporters in their evaluation of export sales from this moment on.

Outlook

For 2007, the world's main economy, the US, should reduce its growth rate, with impacts on the global economy, reflecting the maintenance of a more restrictive monetary policy, the behavior of the U.S. dollar against other currencies and energy cost increases due to higher oil prices. On the other hand, continued growth in China is also expected (in spite of government efforts to avoid overheating of the economy) and also in India, which should compensate lower growth in the US.

It is also expected that the international flat steel market will be seeing price stability with little variation, conditioned on an international scenario without great surprises.

Domestic Market Outlook:

The increase in domestic demand, mainly driven by greater credit availability and by extension of maturities for financing, has assured the performance of the Brazilian economy this year.

In 2006, investments have fallen short of the needs of the country due to still high interest rates, excessive tax burden and delays in the implementation of Private-Public Partnerships.

Exports have maintained their dynamic pace, in spite of the appreciation of the Real. However, imports have grown at higher rates than exports, affecting industrial production performance in the country, which grew only 2.8% up to August.

The general panorama of the Brazilian economy has impacted several consumer segments for flat steel, which have presented quite different behavior, as we can see below:

Demand: Quarterly analysis

Flat steel demand in the domestic market in 3Q06 grew 18% compared with the same period of 2005, with highlight for performance in the civil construction/shapes segment (+38%), distribution (+33%), autoparts (+31%), highway equipment (+27%) and electronics (+21%). Contrary to what was seen last year when demand declined, in 2006 we have seen growing domestic demand compared with consolidated figures in 2005.

Comparing domestic demand in 3Q06 with that in **2Q06**, we observe stability, which indicates easing in the pace of economic expansion. Such fact can be confirmed by industrial production indicators in the country.

Only the industrial and the civil construction industries stood out in 3Q06. They posted a 19% and a 10% growth, respectively, confirming IBGE figures that point to better capital goods production performance among all categories of industrial products in the last few months.

Demand: 9M06 X 9M05 analysis

Domestic flat steel demand in the January - September 2006 period posted an increase of 3% compared with the year-ago period, reversing a situation which prevailed up until the first half of the year, when domestic demand was still lower than in 2005.

The industries that have stood out are mainly those benefiting from increased consumption, led by higher credit availability and declining interest rates. Among such industries are autoparts (following the increase in vehicle production), electrical/electronic equipment and domestic appliances.

It is also worth mentioning those industries whose demand is related to investments, such as highway equipment and industrial goods, which have shown growing demand in 2006.

The industries that have recorded weak performance are agricultural machinery and tractors, reflecting difficulties in the agriculture segment, as well as large diameter pipes, which posted lower demand in 2006 due to delays in the implementation of some pipeline projects by Petrobras.

Demand by Sector - thousand t.						
Industry	**3Q06**	**3Q05**	**Chg%**	**9M06**	**9M05**	**Chg%**
Automobile	296.2	303.0	(2)	865.7	870.3	(1)
Autoparts	400.5	305.0	31	1,171.3	970.0	21
Shipbuilding	11.5	15.6	(26)	20.6	50.1	(59)
Highway Eqpmt	39.2	31.0	26	116.4	93.8	24
Agricultural/Tractors	9.9	13.6	(27)	34.0	50.4	(33)
Industrial	69.4	34.6	101	168.5	111.4	51
Electronic	98.1	80.8	21	293.9	269.4	9
White Goods	82.9	67.0	24	241.9	210.9	15
Civil Construction/Shapes	257.6	186.9	38	695.5	717.8	(3)
Rerolling	73.2	78.1	(6)	219.2	261.4	(16)
Small Diameter Tubes	201.5	173.8	16	581.4	530.6	10
Distribution	743.9	558.5	33	2,140.3	2,002.1	7
Large Diameter Tubes	72.3	121.8	(41)	221.1	353.5	(37)
Other	223.8	217.7	3	635.3	713.3	(11)
TOTAL	**2,580.0**	**2,187.4**	**18**	**7,405.1**	**7,205.0**	**3**

Outlook

Outlook for the remainder of the year points to an increase of around 8% in domestic demand, according to the Brazilian Iron and Steel Institute (IBS) figures, reversing the 9% decline last year.
Of the business areas the Company serves, the best performance should be in the automotive industry (carmakers & autoparts), which should set a new production record in 2006, with around 2.7 million vehicles, according to ANFAVEA estimates.

Segments related to oil and gas (large diameter pipes and shipbuilding) should conclude the year with lower-than-expected performance due to changes in the schedules of the projects, which have been postponed.
The distribution segment, which accounts for around 30% of demand, should follow the average behavior of the market, after a period of inventory level adjustment.

The Usiminas System expects to conclude 2006 with total sales of approximately 8.0 million tonnes, which will mean a growth of around 10% compared with that of 2005, considering that the growth forecast for sales to the domestic market (67% of total sales) is approximately 9%, slightly higher than the domestic demand growth forecast by IBS.

For 2007, total flat rolled steel demand growth is forecast at approximately 8%. Domestic market behavior should be influenced by the following factors:

- Maintenance of high credit volume, interest rate reductions and stabilized inflation will enable a positive performance of the durable goods sector, with impact on the automotive industry, white goods and electronic equipment;
- Increase in investments in the industries of oil, gas, mining, highways and steel, with positive effects on the segments of large diameter pipes, industrial equipment, highway equipment, shipbuilding and civil construction;
- The distribution segment will begin the year with more balanced inventory levels, which will enable the steel industry to benefit from demand growth in several industrial sectors supplied by the distribution network.

Demand behavior by product indicates that growth will mainly be leveraged by recovery in the volume of **Heavy Plates** due to the recovery of gas pipelines orders and ship orders from Transpetro.

The **Hot Strip** and **Cold Strip** lines will benefit from demand in the semi-finished goods segments (sub-segment of retailing, manufacturers seamed and small diameter tubes, welded profiles and rerolling), an important market that follows the performance of the industrial sector.

Demand for **Galvanized** products could be affected by retraction of automotive industry exports.

Raw Materials

Iron Ore: The supply of iron ore has occurred normally, and technical discussions with suppliers are underway about the evolution of the quality of the available ores for supply in the coming years, taking into consideration the start-up of new mines.

Coal and Coke: In 3Q06, the Usiminas System started receiving and partially consuming coal bought for contract year 2006, already reflecting recent annual negotiations. Our mills are being supplied within our plans, as a consequence of the current moment of stabilization the international coal market is experiencing. The outlook for an increase in the global demand of coal is maintained, and in 4Q06 the first concrete indicators of this movement should begin to appear in the market. However, as in 2006, it is expected that the negotiation process will be prolonged.

As for the coke market, there has been a slight retraction in FOB prices in the Chinese market over the quarter and, in the opposite direction, an increase in ocean freight.

Alloys: The supply of alloys, metals and refractories in 3Q06 also occurred normally. The highlight was the increase in the average price of nickel of 40% over 2Q06 and maintenance in the price of zinc at the same level as in 2Q06, which are negotiated on the London Metals Exchange.

Steel Industry - Global and Brazilian Production

Global

Global crude steel production amounted to 903.4 million tonnes through Sept. 06, up 9% from the same period in 2005, according to preliminary data from the International Iron and Steel Institute (IISI).

China alone accounted for 34% of global crude steel production, totaling 308.4 million tonnes in the January-September period, up 18% from the same period in 2005.

Some of the more significant production increases in the January - September period occurred in the United States (9%), India (14%) and the C.I.S. countries (7%).

Brazilian

According to preliminary data from the Brazilian Iron and Steel Institute (IBS), 22.8 million tonnes of crude steel were produced in the first nine months of the year, down 4% compared with the same period in 2005. Usiminas accounted for 29% of the total. Production of rolled steel (flat and long) reached 17.5 million tonnes through Sept. 2006, up 4% above production in the previous year.
Crude steel production in Latin America (Jan to Aug) totaled 41.2 million tonnes, a decline of 2% compared to the same period in 2005, while Brazilian production accounted for around 50% of the total.

Usiminas System Production and Sales

Production (Crude Steel)

Thousand tons	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05	Chg. 3Q06/2Q06	9M 2006	9M 2005	Chg. 9M06/9M05
Usiminas	1,165	1,132	1,168	3%	0%	3,443	3,428	0%
Cosipa	1,097	1,015	1,021	8%	7%	3,110	3,089	1%
Total	2,262	2,147	2,189	5%	3%	6,553	6,517	1%

In 3Q06, crude steel production in the two mills totaled 2.3 million tonnes and, in the first nine months, amounted to 6.6 million tonnes, slightly above that produced in the same period in 2005. Rolled steel production in the quarter totaled 2.1 million tonnes and in the nine months, amounted to 5.9 million tonnes, up 1% over the year-ago period.

The workforce of the two Companies was comprised of 13,709 employees on 09/30/06.

Other Relevant Production Facts

At the Ipatinga Plant, the highlight is maintenance of certifications after audits by DNV and Inmetro in September 2006, and by the Shipbuilding Accreditation Agencies during the year, for the Management Systems (ISO 9001:2000 - Quality, ISO TS 16949:2002 - Quality in the Automotive Industry, ISO 14001 - Environment and OHSAS 18001:1999 - Safety and Occupational Health) and Product Quality of Usiminas.

The level of customer satisfaction, which represents the main global quality indicator, increased by 5% in 2006 compared to 2005.

At the Cubatão Plant, the highlight is for the DNV recommendation for recertification according to Norms ISO 9001/2000 and ISO TS 16949 in August 2006.

Both Usiminas and Cosipa also received the TUV Nord - Germany recommendation for accreditation by the CE Brand, which enables exports of material for use in civil construction and pressure vessels to the European market. Without this accreditation, the Companies would not be able to export to the EU.

The industrial plants continued to adopt measures to achieve production cost savings (value creation agenda), and savings in the production processes are already in place.

Consolidated Sales (000 t)



1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Domestic Market
Export Market

Total sales volume in 3Q06 was 2.0 million tonnes, of which 68% to the domestic market and 32% for exports, with 11% growth over the same period in the previous year. Compared with 2Q06, volume sold recorded a slight decrease (-3%). Accumulated sales through September 2006 were 6.0 million tonnes, up 11% over 9M05, with a highlight for a 35% increase in exports.

◆ Domestic Market

In 3Q06, sales reached 1.3 million tonnes, up 11% from 3Q05. Demand grew in almost all market segments, mainly in civil construction, distribution, autoparts, highway equipment, electronics and shipbuilding, which provided a positive performance. Sales volume in this market amounted to 3.9 million tonnes (66% of total volume) in the first nine months, around 2% above the first nines months of 2005.

Market Share: The Usiminas System maintained its leadership position in the domestic market, with a market share of 52% at the end of the nine-month period and is the main supplier of important consumer segments, with highlights for **agricultural machinery/tractors, highway machinery, industrial equipment, large diameter pipe and ship plate,** where it is practically the sole supplier. In the demanding automotive segment, the Usiminas System has maintained a share **above 60%** of demand for flat steel, as well as in the electronic equipment segment. Highlight is for increases in the share in the autoparts and domestic appliance segments in the period, which grew 3 and 4 percentage points, respectively.

◆ Export Market

In 3Q06, exports totaled 625 thousand tonnes, representing a growth of 13% compared with 3Q05. In the nine-month period, shipped volume totaled 2.0 million tonnes, 35% above the volume shipped in the first nine months of 2005. Heavy plate exports, hot-dipped galvanized and hot-rolled coils were the most exported items, and increased 167%, 123% and 49%, respectively.

Compared to shipments in 2Q06, exports in 3Q06 remained practically at the same level.

Sales Volume

Thousand tons	3Q 2006		3Q 2005		2Q 2006		Chg. 3Q06/3Q05	9M 2006		9M 2005		Chg. 9M06/9M05
Usiminas												
Domestic Market	**830**	79%	**726**	78%	**831**	75%	**14%**	**2,386**	74%	**2,318**	82%	**3%**
Export Market	**219**	21%	**199**	22%	**277**	25%	**10%**	**834**	26%	**525**	18%	**59%**
Total	**1,049**	100%	**925**	100%	**1,108**	100%	**13%**	**3,220**	100%	**2,843**	100%	**13%**
Cosipa												
Domestic Market	**516**	56%	**490**	58%	**566**	62%	**5%**	**1,558**	57%	**1,557**	62%	**0%**
Export Market	**406**	44%	**354**	42%	**354**	38%	**15%**	**1,175**	43%	**967**	38%	**22%**
Total	**922**	100%	**844**	100%	**920**	100%	**9%**	**2,733**	100%	**2,524**	100%	**8%**
System												
Domestic Market	**1,346**	68%	**1,216**	69%	**1,397**	69%	**11%**	**3,944**	66%	**3,875**	72%	**2%**
Export Market	**625**	32%	**553**	31%	**631**	31%	**13%**	**2,009**	34%	**1,492**	28%	**35%**
Total	**1,971**	100%	**1,769**	100%	**2,028**	100%	**11%**	**5,953**	100%	**5,367**	100%	**11%**

Sales Volume Mix - 3Q06


Usiminas
Cosipa
System
Expt 21%
Dom Mkt 79%
Expt 44%
Expt 32%

EXPORTS MARKETS - MAIN COUTRIES

Through Sept/06

	COUNTRIES	TONNES	PARTICIPATION (%)
1	USA	421,030	21.0
2	Mexico	274,875	13.7
3	Germany	223,323	11.1
4	Canada	158,738	7.9
5	Thailand	119,184	5.9
6	India	115,306	5.7
7	Argentina	102,270	5.1
8	Spain	99,288	4.9
9	Chile	92,996	4.6
10	Colombia	62,934	3.1
	Other	338,309	16.8
	TOTAL	2,008,253	100.0

Economic and Financial Performance

Net Revenue

In 3Q06, net revenue totaled R$ 3.1 billion and was 2% above that in 2Q06 due to improved prices in the period. In the first nine months of 2006, net revenue totaled R$ 9.1 billion, down 9% that in the year-ago period. The decline, despite the higher sales volume (586 thousand tonnes), resulted from lower average prices and the negative effects of exchange rate appreciation of the Brazilian real over the US dollar (deteriorating export revenue).

COGS

In 3Q06, cost of goods sold (COGS) totaled R$ 1.9 billion, down 5% from 2Q06, basically due to lower sales volume.

Total Cost of Goods Sold per tonne (Usiminas and Cosipa) in the quarter was stable from 2Q06, at R$ 975/tonne.

Through September 2006, COGS totaled R$ 6.0 billion, up 8% from 9M05 due to higher sales volume. Raw materials, the main item in Variable Costs, accounted for approximately 50% of cost of production in 9M06 and remained stable.

Gross Profit

Gross profit in 3Q06 was R$ 1.2 billion, up 18% from that in 2Q06. Gross margin rose to 38% in 3Q06 from 33% in 2Q06, due to the reasons mentioned above. In the first nine months of 2006, gross profit of R$ 3.1 billion and gross margin of 34% declined in comparison with the same period last year.

In the industrial area, a cost savings program is currently in the implementation stage, with a view to improve margins and value generation.

Operating Profit before Financial Expense (EBIT)

Operating expenses and revenue in 3Q06 grew 41% in comparison with 2Q06, due to the accrual in the previous quarter of a non-recurring gain regarding the reversion of provision for fiscal contingencies.

In 9M06, the amount for operating expense and revenue declined 9% over 9M05. The main variations were: Sales Expense: 16% above due basically to higher spending with distribution costs of greater export volume and payment of demurrage; SG&A: increase of 11% basically due to effects of labor cost adjustments; Other Operating Expenses/Revenues: reduction in expenses of 70% due to recognition of net gains (non-recurring) of R$ 52 million with the reversion of provision related to fiscal contingencies PIS/CONFINS and by a reduction in actuarial expenses.

Operating profit before financial expenses grew 15% in 3Q06 from 2Q06 and totaled R$ 1.0 billion, while operating margin rose to 33% from 29% in 3Q06.

In the first nine months of 2006, operating profit amounted to R$ 2.7 billion, down 34% from 9M05, due to the reasons mentioned above. Operating margin declined to 29% in 9M06 from 40% in 9M05.

EBITDA

In 3Q06, Ebitda totaled R$ 1.2 billion, up 17% from 2Q06. Ebitda margin rose to 39% in 3Q06 from 34% in 2Q06.

Ebitda through September 2006 was R$ 3.2 billion, down 31% from the same period in 2005. Ebitda margin was 35%, a decline of 11 percentage points for the reasons already explained.

Financial Result

Net financial expenses in 3Q06 totaled R$ 91 million, a 17% increase from 2Q06, mainly due to exchange rate and monetary effects on debt.

Net financial expenses and revenues declined by R$ 217 million in 9M06, or 43%, from 9M05, basically due to the reduction in indebtedness and, as a consequence, reduction in financial expenses over debt, associated to the decline in exchange losses and swap transactions.

Equity Income in Controlled Companies

In the 3Q06 consolidated results, equity income in controlled companies increased to R$ 109 million in 3Q06 from R$ 48 million in 2Q06, with highlights to Ternium and MRS, which contributed R$ 95 million and R$ 20 million, respectively.

Indebtedness

Total consolidated debt increased from R$ 3.6 billion on June 30, 2006 to R$ 3.7 billion on Sept. 30, 2006, of which 24% in local currency and 76% in foreign currency. Considering cash and applications, net debt at the end of September 06 was R$ 1.7 billion, equivalent to US$ 0.8 billion.

Short-term debt accounted for 26% and long-term debt for 74%, which is considered by the Company an adequate debt profile. The net debt/EBITDA ratio, which in 2Q06 was 0.4X, remained at this level at the end of 3Q06. Effective debt amortization in 9M06 was R$ 37 million (considering amortizations minus new loans).


Consolidated Net Debt / EBITDA
2,7 2,6 2,5 2,3 2,1 1,6 1,1 0,7 0,4 0,4 0,4 0,4 0,3 0,4 0,4
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
CND (US$ billion) CND/EBITDA


EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41% 31% 31% 34% 39%
258 255 225 263 318 422 538 652 646 655 539 404 414 479 565
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
EBITDA (US$ million) EBITDA Margin

Income Tax and Social Contribution

In 3Q06, Income Tax and Social Contribution was in line with Taxable Income. It is worth mentioning that 2Q06 was affected by provisioning Interest on Equity Capital, which was effectively paid out in September 2006. The amount totaled R$ 350 million.

Net Profit

Net consolidated profit in 3Q06 totaled R$ 715 million, up 2% (or R$ 11 million) from that in 2Q06. The items which most contributed to this result were the increase in revenues, cost reduction and equity income. Through September 2006, net profit was R$ 1.8 billion, with a net margin of 19%, while margin in 1H06 was 17%.

Investments

Through September 2006, total investments in fixed assets were R$ 365 million, with expenditures mainly in maintenance, technology updating of equipment and environmental protection of the mills of the Usiminas System.

The projects that are part of the new investment cycle of the Usiminas System were within the established schedules and focus on quality improvement of products, mix improvement, expansion and cost reduction.

Capital Markets

• Performance at Bovespa - Bovespa Index

In the quarter, preferred "A" shares (USIM5) - the most liquid of Usiminas shares - fell 16%, while the São Paulo Stock Exchange Index (Ibovespa) fell 0.5%. The ordinary shares (USIM3) declined 13% in a period marked by high volatility.

In the period 01/01/06 to 09/29/06, USIM5 rose 17%, while IBOVESPA had a smaller increase, of 9%.

On 09/29/06, USIM5 was at R$ 65.00 and USIM3 was at R$ 74.00. Trading volume in the period (considering voting and preferred shares) was R$ 4.9 billion. The Company continues to be recommended by financial institutions as an investment option among companies in the steel industry, as per market consensus prepared by Thomson/First Call with respect to its prospective performance.

Usiminas ranks fifth among companies with greatest weighting on the IBOVESPA, with a share of 4.5% in the theoretical portfolio of the Ibovespa in the Sept.-Dec.06 period. The main index of the São Paulo Stock Exchange, the Ibovespa is used by the entire market as a basis for decision-making.

Trading Summary Table for Usiminas Shares - 3Q06

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 09/29/06
USIM3 (ON)	25	1,516	122,243	-12.9%	R$ 74.00
USIM5 (PNA)	1,497	67,285	4,744,574	-16.3%	R$ 65.00
USNZY (ADR)	11	890	9,546	-16.7%	US$ 29.78
XUSI (Latibex)	24	596	14,427	-15.3%	€ 24.04
IBOVESPA	44,090	927,587,930	108,935,778	-0.5%	36,449

USIM5 vs Ibovespa and Steel Industry

(29/12/2005 = base 100)



150
130
110
90
70
50
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
125,8
116,9
108,9
IBOVESPA
USIM5
SID

- **ADR Performance USA**

Usiminas shares traded in the United States, as Level 1 ADR "USNZY" OTC were at US$ 29.78 on Sept. 29, 2006.

- **Performance in Latibex - Madrid**

Listed on the Latibex since 07/05/05, Usiminas shares "XUSI" keeps third among the most traded shares and were at EUR 24.04 on Sept. 29, 2006.

On 11/16/06, several companies, including Usiminas, will meet in Madrid to take part in the "Brazil Afternoon in Latibex", an event promoted by the Brazilian Investor Relations Institute (IBRI) together with the Madrid Stock Exchange and the Brazilian Embassy in Spain. The aim is to bring Brazilian companies closer to their potential investors.

- **Participation in analyst and investor meetings**

Up until the end of the current fiscal year, Usiminas will be present at meetings organized by the Capital Markets Professional Association (APIMEC) in Minas Gerais, São Paulo, Rio de Janeiro and other locations in the country, thus reaching the main regions where the Company has shareholders. The aim is to even further strengthen the relationship with this public.

- **Shareholder Composition**

As of 9/29/06, the Company's Equity was R$ 5.4 billion divided into 225,285,820 shares - 112,280,152 ordinary shares, 112,596,337 preferred class A shares and 409,331 preferred class B shares (convertible into class A shares). Of the adjusted net income of the fiscal year, a minimum legal share (25%) is destined for remuneration of the shareholders. Holders of preferred shares receive dividends 10% greater than those of ordinary shares.

- **Material Fact subsequent to closing of the quarter**

On 11/06/06, Usiminas announced the signing of a New Shareholders' Agreement valid for 15 years in substitution of the previous agreement. Signatories of the new Agreement are members of the Original Agreement, Companhia Vale do Rio Doce (CVRD) and Nippon Steel Corporation (NSC). NSC already took part in the referred control group through Nippon Usiminas Co. Ltd. and CVRD already had a stake in the Company, although it not signatory to the Original Agreement. Shareholders Selenium Holdings S/A (Bradesco) and Johannes Sleumer withdrew from the Usiminas control group.

A total of 71,700,091 ordinary shares are tied to the New Agreement, corresponding to 63.86% of Usiminas ordinary shares, distributing the shareholders among 3 groups and 1 shareholder without group, following the proportion described below:

Usiminas - New Control Group

Shareholder	Number of Tied Shares	% of Total Tied Shares	% of Total Ordinary Shares
Nippon	24,215,509	33.77%	21.57%
NSC	1,917,211	2.67%	1.71%
MC Development	1,346,405	1.88%	1.20%
Metal One	168,722	0.24%	0.15%
Carlos Loureiro	109,229	0.15%	0.10%
Grupo Nippon	**27,757,076**	**38.71%**	**24.72%**
Votorantim	12,982,292	18.11%	11.56%
Camargo Corrêa	12,982,292	18.11%	11.56%
Grupo V/C	**25,964,584**	**36.21%**	**23.12%**
Caixa dos Empregados da Usiminas (CEU)	11,369,823	15.86%	10.13%
Grupo CEU	**11,369,823**	**15.86%**	**10.13%**
CVRD (sem grupo)	**6,608,608**	**9.22%**	**5.89%**
Total	**71,700,091**	**100.00%**	**63.86%**

Other Highlights

- **Usiminas steel used in manufacturing of the new GM car**

Participation of Usiminas in the supply of steel to the Brazilian automotive industry surpassed 60%, and the new GM car, the Prisma, is one of the reasons for this increase. The novelty was introduced during the São Paulo Auto Show and will increase the supply of Usiminas steel by 38% to the GM factory in Gravataí, RS. For GM alone, Usiminas will supply 10 thousand tonnes of steel per month.

- **State Environmental Council authorizes Coke Oven Nr 3**

The State Environmental and Sustainable Development Agency, through its State Environmental Policy Council (COPAM), granted the Installation License for Coke Oven Nr 3 to Usiminas.

Forecast to begin operations in 2009, the new equipment will produce 750 thousand tonnes of coke annually, which will allow the company to reach self-sufficiency in the production of this input. Coke Oven Nr 3, budgeted at US$ 250 million, will protect the Usiminas System against price oscillations of coke in the international market.

- **New BNDES credit line for investments in the Usiminas System**

BNDES approved the concession of a rotating credit line of up to R$ 900 million for investments of the Usiminas System, of which up to R$ 400 million will be for investments in Usiminas and up to R$ 500 million for Cosipa, for financial support for the implementation, expansion and modernization of fixed assets; acquisition of machinery and equipment; engineering studies and projects; implementation of Quality, Research and Development projects and others; working capital associated exclusively to investments; social investment and environmental projects and programs.

- **New Investments in Research and Development**

As a way to sustain its new investment cycle, mainly referring to growing demand for higher value-added products, Usiminas will invest in research. Over R$ 20 million will be invested in a modernization program of its Research and Development Center. The project includes the acquisition of equipment not yet available at the Center as well as replacement of obsolete equipment, consolidating its position as the main research institution in the Latin American steel industry.
Since its implementation, Usiminas has regularly invested in R&D activities, which reflects its innovative posture.

- **Usiparts invests R$ 46 million in expansion**

Usiparts S/A Sistemas Automotivos, a company of the Usiminas System, will invest R$ 46 million in an expansion project of its plant, located in Pouso Alegre, south of Minas Gerais. With strong presence in the production of stamped parts and welded assemblies, in addition to being a leader in the manufacturing of complete cabins in steel and aluminum for the Brazilian automobile industry, the company will install a new stamping line using the most updated international technology available. The facilities will begin operations in 2007. A purchase contract will be signed with Schuler Presses.

Usiminas System receives awards:

- **500 Best Companies Guide Award of the IstoÉ Dinheiro magazine**

Usiminas was recognized by the 500 Best Companies Guide of the IstoÉ Dinheiro magazine as the first company in the Innovation Management category among the 500 largest companies in Brazil.

Usiparts, a company of the Usiminas System, was also recognized by the magazine as the Best Brazilian Company in the autoparts segment.

- **Social Report Award**

The Usiminas System was the winner of the Social Report Award in the large company category - industry. The ceremony was held at the São Paulo Stock Exchange.

- **Gazeta Mercantil Award**

Rio Negro, a company of the Usiminas System with activities in steel distribution and service centers, received the 2006 Annual Award from the Gazeta Mercantil newspaper for best company in the wholesale market in Brazil.

Other Companies of the Usiminas System (non-consolidated information)

Ternium

On 11/06/06, *Ternium* released its 3Q06 results. Below are the operating and financial highlights:

Summary of Results	3Q06	9M06
Volume transported - million tons	2,228.4	6,889.2
Gross Revenues - R$ million	1,743.5	4,981.4
Net Revenues - R$ million	661.1	1,833.8
Operating profit (before Financial Result) - R$ million	508.2	1,377.4
EBITDA - R$ million	614.9	1,697.6
EBITDA Margin	35%	34%
Net Income - R$ million	354.0	837.7
Equity Holders of the Company	257.4	655.0

Ternium results continued to show improvements in 3Q06. Revenues increased 2% compared with 2Q06 as a result of improved prices in spite of lower sales volume. Stable costs in the quarter resulted in increased EBITDA margin.

The main markets in South and Central America continued to deliver good performance during the third quarter, while shipments to North America were lower in comparison with 2Q06, due to a slower pace in economic growth, increase in imports and as a result of the de-stocking process in the distribution segment in Mexico and the United States. Prices of steel products increased in 3Q06 in all markets in which Ternium operates.

Ternium is one of the largest steel producers in the Americas, offering a large array of products including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a wide distribution network.

Usiminas has a 14.25% stake in Ternium's capital, in which it is a partner with the Techint Group.

Unigal

In 3Q06, 108.3 thousand tonnes were processed. Through September 2006, a total of 325.8 thousand tonnes was accumulated, up 5% and 6%, respectively, over the same periods in 2005.

Net revenue in 3Q06 was R$ 36 million, (R$ 111.6 million through Sept/06), a decrease of 25% in comparison with 3Q05 (27% lower over the year-ago period).

EBITDA reached R$ 30.0 million in the quarter and R$ 92.4 million in 9M06. Net profit totaled R$ 3.7 million in the quarter and R$ 5.4 million in 9M06.

As a joint venture between Usiminas and Nippon Steel, Unigal processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

MRS Logística

On 10/31/06, MRS released its 3Q06 results. See the summary below:

Summary of Results	3Q06	9M06
Volume transported - million tons	30.9	83.8
Gross Revenues - R$ million	643.3	1,670.3
Net Revenues - R$ million	556.5	1,441.9
Operating profit (before Financial Result) - R$ million	294.0	642.5
EBITDA - R$ million	325.4	735.9
EBITDA Margin	58%	51%
Net Income - R$ million	178.0	390.9

The main increases in cargo hauled in 3Q06, which were 11% higher than in 2Q06, were: Iron Ore for export, coal and coke, steel products, cement, bauxite and agricultural products.

Over the same period in the previous year, net revenues grew 17% in 3Q06 and 15% through September/06, while net Profit was up 55% over 3Q05 and up 28% over 9M05.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas has 20% of the voting capital and is part of the Company's control group.

Usiminas Mecânica

The Company posted a net profit of R$ 8.2 million in 3Q06 and of R$ 11.9 million in 9M06. The figure is 27% lower when compared with the same period in the previous year. However, the outlook is for improvement in view of activity recovery in 2Q06.

Usiminas holds 99.9% of Usiminas Mecânica's capital.

Highlights:

Blanking Facility

Usiminas Mecânica began construction in October of a blanking and stamping facility at the Cosipa plant in Cubatão. The aim is to process steel produced by the São Paulo steel plant to attend industrial sectors, mainly the shipbuilding segment, a market in which the Usiminas System holds 100% of steel supply.

Continuous Casting Machine

Austrian company Vöest Alpine, one of the largest industrial equipment manufacturers in the world and winner of the tender offer to revamp the no. 3 continuous caster at Cosipa, sub-contracted Usiminas Mecânica to perform assembly and supply of metallic structures to the equipment at the Cubatão plant. The no. 3 caster is responsible for the production of slabs and will increase its supply of higher grades to sectors that require them, such as the auto industry and large-diameter pipe segments.

Further information:
Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: +(55 31) 3499-8710

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: +(55 31) 3499-8619

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: +(55 31) 3499-8056

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: +(55 11) 5070-8980 (Cosipa - SP)
Tel: +(55 31) 3499-8617 (Usiminas - BH)

FIRB
FINANCIAL INVESTOR RELATIONS

Financial Investor Relations Brasil
Lígia Montagnani – Consultant
Tel: +(55 11) 3897-6405
ligia.montagnani@firb.com

Share Custodian Bank: Banco Bradesco S/A
Departamento de acionistas
Tel: +(55 11) - 3684.9495

ADRs - Depositary: The Bank of New York

Visit the Investor Relations page: www.usiminas.com.br/ri

<u>Conference Call</u>: **Friday, September 10, 2006**

Local, 10:00 AM (Brasília).
Telephones for connection:
Brazil: (11) 4688-6301
Abroad: +(55 11) 4688-6301

International, 12:00 PM (Brasília).
Telephones for connection:
US: (1 800) 860-2442
Brazil: (11) 4613-6301
Other countries: (1 412) 858-4600

Pincode: **152** (local) / **918** (international)

Audio of the conference call will transmitted live via Internet, together with a slide presentation on our website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05
Net Revenues	1,710,994	1,652,944	1,676,619	4%
Domestic Market	1,434,711	1,404,468	1,387,718	2%
Export Market	276,283	248,476	288,901	11%
COGS	(1,103,592)	(960,957)	(1,105,649)	15%
Gross Profit	607,402	691,987	570,970	-12%
Gross Margin	35%	42%	34%	-7 p.p.
Operating Income (Expenses)	(83,134)	(72,401)	(48,820)	15%
Selling	(29,283)	(21,600)	(32,461)	36%
General and Administrative	(35,209)	(30,440)	(40,458)	16%
Others, Net	(18,642)	(20,361)	24,099	-8%
EBIT	524,268	619,586	522,150	-15%
EBIT Margin	31%	37%	31%	-6 p.p.
Financial Result	(12,318)	(46,233)	(24,361)	-73%
Financial Income	29,812	12,396	25,200	140%
Financial Expenses	(42,130)	(58,629)	(49,561)	-28%
Equity Income	377,951	250,204	262,071	51%
Operating Result	889,901	823,557	759,860	8%
Non-Operating Income	995	(841)	1,055	-218%
Profit Before Taxes	890,896	822,716	760,915	8%
Income Tax / Social Contribution	(173,996)	(57,808)	(51,486)	201%
Income before Taxes and Profit Sharing	716,900	764,908	709,429	-6%
Net Income	716,900	764,908	709,429	-6%
Net Margin	42%	46%	42%	-4 p.p.
Net Income per thousand shares	3.26788	3.48672	3.23383	-6%
EBITDA	620,479	702,301	566,757	-12%
EBITDA Margin	36.3%	42.5%	33.8%	-6,2 p.p.
Depreciation	65,361	65,532	65,261	0%
Provisions	30,850	17,183	(20,654)	80%

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	9M 2006	9M 2005	Chg. 9M06/9M05
Net Revenues	**4,995,307**	**5,380,467**	**-7%**
Domestic Market	4,035,593	4,584,536	-12%
Export Market	**959,714**	**795,931**	21%
COGS	(3,280,587)	(2,862,902)	15%
Gross Profit	**1,714,720**	**2,517,565**	**-32%**
Gross Margin	**34%**	**47%**	**-13 p.p.**
Operating Income (Expenses)	**(225,097)**	**(233,839)**	**-4%**
Selling	(98,770)	(71,552)	38%
General and Administrative	(107,990)	(92,498)	17%
Others, Net	(18,337)	(69,789)	-74%
EBIT	**1,489,623**	**2,283,726**	**-35%**
EBIT Margin	**30%**	**42%**	**-12 p.p.**
Financial Result	(95,033)	(165,168)	-42%
Financial Income	44,796	43,027	4%
Financial Expenses	(139,829)	(208,195)	-33%
Equity Income	710,934	1,103,971	-36%
Operating Result	**2,105,524**	**3,222,529**	**-35%**
Non-Operating Income	3,295	2,097	57%
Profit Before Taxes	**2,108,819**	**3,224,626**	**-35%**
Income Tax / Social Contribution	(356,625)	(627,944)	-43%
Net Income	**1,752,194**	**2,596,682**	**-33%**
Net Margin	**35%**	**48%**	**-13 p.p.**
Net Income per thousand shares	7.98711	11.83659	-33%
EBITDA	**1,712,446**	**2,535,228**	**-32%**
EBITDA Margin	**34.3%**	**47.1%**	**-12,8 p.p.**
Depreciation	195,811	193,281	1%
Provisions	27,012	58,221	-54%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05
Net Revenues	**3,127,387**	**3,125,994**	**3,053,395**	0%
Domestic Market	2,304,161	2,409,012	2,334,602	-4%
Export Market	**823,226**	**716,982**	**718,793**	15%
COGS	(1,932,667)	(1,905,278)	(2,040,310)	1%
Gross Profit	**1,194,720**	**1,220,716**	**1,013,085**	-2%
Gross Margin %	**38%**	**39%**	**33%**	**-1 p.p.**
Operating Income (Expenses)	**(173,153)**	**(122,928)**	**(123,028)**	41%
Selling	(65,671)	(59,392)	(65,959)	11%
General and Administrative	(68,662)	(60,574)	(74,173)	13%
Others, Net	(38,820)	(2,962)	17,104	1211%
EBIT	**1,021,567**	**1,097,788**	**890,057**	-7%
EBIT Margin %	**33%**	**35%**	**29%**	**-2 p.p.**
Financial Result	(91,148)	(170,576)	(77,665)	-47%
Financial Income	60,949	(4,715)	69,388	-1393%
Financial Expenses	(152,097)	(165,861)	(147,053)	-8%
Equity Income	109,211	41,178	48,156	165%
Operating Result	**1,039,630**	**968,390**	**860,548**	7%
Non-Operating Income	2,287	(2,507)	688	-191%
Profit Before Taxes	**1,041,917**	**965,883**	**861,236**	8%
Income Tax / Social Contribution	(321,666)	(181,457)	(152,065)	77%
Income before Taxes	**720,251**	**784,426**	**709,171**	-8%
Minority Interests	(5,664)	(2,350)	(5,122)	141%
Net Income	**714,587**	**782,076**	**704,049**	-9%
Net Margin	**23%**	**25%**	**23%**	**-2 p.p.**
Net Income per thousand shares	3.25734	3.56498	3.20930	-9%
EBITDA	**1,227,767**	**1,265,389**	**1,046,473**	-3%
EBITDA Margin %	**39.3%**	**40.5%**	**34.3%**	**-1,2 p.p.**
Depreciation	172,999	171,115	171,999	1%
Provisions	33,201	(3,514)	(15,583)	-1045%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	9M 2006	9M 2005	Chg. 9M06/9M05
Net Revenues	**9,138,384**	**10,072,167**	-9%
Domestic Market	6,770,586	7,797,241	-13%
Export Market	2,367,798	2,274,926	4%
COGS	(6,042,178)	(5,569,089)	8%
Gross Profit	**3,096,206**	**4,503,078**	**-31%**
Gross Margin	**34%**	**45%**	**-11 p.p.**
Operating Income (Expenses)	**(443,327)**	**(486,294)**	-9%
Selling	(201,602)	(173,312)	16%
General and Administrative	(203,303)	(183,914)	11%
Others, Net	(38,422)	(129,068)	-70%
EBIT	**2,652,879**	**4,016,784**	-34%
EBIT Margin	**29%**	**40%**	**-11 p.p.**
Financial Result	(287,144)	(504,557)	-43%
Financial Income	125,687	(38,597)	-426%
Financial Expenses	(412,831)	(465,960)	-11%
Equity Income	98,806	216,509	-54%
Operating Result	**2,464,541**	**3,728,736**	-34%
Non-Operating Income	14,265	(372)	-3935%
Profit Before Taxes	**2,478,806**	**3,728,364**	-34%
Income Tax / Social Contribution	(699,758)	(1,119,845)	-38%
Income before Taxes and Profit Sharing	1,779,048	2,608,519	-32%
Profit Sharing	(15,799)	(14,671)	8%
Net Income	**1,763,249**	**2,593,848**	-32%
Net Margin	**19%**	**26%**	**-7 p.p.**
Net Income per thousand shares	8.03751	12.05906	-33%
EBITDA	**3,182,279**	**4,615,194**	-31%
EBITDA Margin	**34.8%**	**45.8%**	**-11,0 p.p.**
Depreciation	515,836	508,883	1%
Provisions	13,564	89,527	-85%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	3Q 2006	3Q 2005	3Q 2006	3Q 2005
Operating Activities				
Net Income (Loss) in the Period	716,900	764,908	714,587	782,076
Financial Expenses and Monetary Var/Net Exchge Var	23,564	52,195	114,540	107,860
Depreciation, Exhaustion and Amortization	65,361	65,532	172,875	171,114
Investment Write-offs (Decrease in Permanent Assets)	407	14,978	411	15,014
Equity in the Results of Subsidiaries/Associated Companies	(377,951)	(250,204)	(109,211)	(41,178)
Dividend Income from Subsidiaries	0	0	5,664	2,350
Income Tax and Social Contribution	173,996	57,808	321,667	181,457
Provisions	90,017	(48,238)	96,324	(65,280)
Adjustment for Minority Participation	0	0	0	0
Total	**692,294**	**656,979**	**1,316,857**	**1,153,413**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	3,972	128,491	108,182	97,978
Increase (Decrease) in Inventories	(43,703)	(158,956)	(200,785)	(155,899)
Increase (Decrease) in Recovery of Taxes	41	4,455	9,252	7,018
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	62,327	30,175	83,806	57,471
Increase (Decrease) in Judicial Deposits	(5,996)	(1,897)	(10,533)	(10,334)
Increase (Decrease) in Accounts Receivables Affiliated Companies	(53,750)	(202,751)	13,560	(145,708)
Others	2,050	19,962	(128,829)	(88,025)
Total	**(35,059)**	**(180,521)**	**(125,347)**	**(237,499)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	3,149	(26,306)	48,324	(67,662)
Amounts Owed to Affiliated Companies	(35,635)	(21,153)	(12,755)	(11,266)
Customers Advances	(8,485)	12,969	(88,399)	35,361
Tax Payable	(4,819)	(19,063)	(33,376)	(24,939)
Income Tax and Social Contribution	(121,513)	(194,004)	(237,996)	(124,110)
Others	9,155	108,890	(50,348)	(55,603)
Total	**(158,148)**	**(138,667)**	**(374,550)**	**(248,219)**
Cashflow Generated from Operating Activities	**499,087**	**337,791**	**816,960**	**667,695**
Financial Activities				
Inflow of Loans and Financing	1,737	234,576	412,166	355,675
Payment of Loans, Financing and Debentures	(174,920)	(146,822)	(390,494)	(363,956)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(22,353)	(31,207)	(77,761)	(109,160)
Swap Operation Redemptions	(54,599)	0	(314,214)	(37,229)
Dividends Paid	(350,953)	(549,323)	(356,210)	(533,742)
Net Funds from Financial Activities	**(601,088)**	**(492,776)**	**(726,513)**	**(688,412)**
Investment Activities				
(Additions) in Long-term Investments	0	0	0	95,956
(Additions) to Permanent Assets, except Deferred Charges	(73,998)	(35,618)	(134,117)	(95,247)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(73,998)**	**(35,618)**	**(134,117)**	**709**
Exchange Variation of Cash and Cash Equivalents	**627**	**3,191**	**2,139**	**(18,183)**
Cash Balance Change	**(175,372)**	**(187,412)**	**(41,531)**	**(38,191)**
At the Beginning of the Period	861,629	1,070,760	2,041,976	1,832,752
At the End of the Period	686,257	883,348	2,000,445	1,794,561

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolidated	
	9M 2006	9M 2005	9M 2006	9M 2005
Operating Activities				
Net Income (Loss) in the Period	1,752,194	2,596,682	1,763,249	2,593,848
Financial Expenses and Monetary Var/Net Exchge Var	89,370	174,437	281,299	296,959
Depreciation, Exhaustion and Amortization	195,811	193,281	515,712	508,882
Investment Write-offs (Decrease in Permanent Assets)	522	28,624	562	29,088
Equity in the Results of Subsidiaries/Associated Companies	(710,934)	(1,103,971)	(98,806)	(216,509)
Dividend Income from Subsidiaries	0	0	15,799	14,671
Income Tax and Social Contribution	356,625	627,944	699,759	1,119,845
Provisions	34,360	(68,396)	17,501	(24,325)
Adjustment for Minority Participation	0	0	0	1,723
Total	**1,717,948**	**2,448,601**	**3,195,075**	**4,324,182**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	23,366	137,424	137,850	278,162
Increase (Decrease) in Inventories	70,938	(423,119)	(129,894)	(824,135)
Increase (Decrease) in Recovery of Taxes	(21,188)	2,666	(4,748)	68,729
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	56,393	200,592	112,131	309,397
Increase (Decrease) in Judicial Deposits	(13,697)	(8,852)	(47,230)	(27,622)
Increase (Decrease) in Accounts Receivables Affiliated Companies	500,610	(175,907)	294,780	(172,831)
Others	20,874	149,519	(121,335)	73,089
Total	**637,296**	**(117,677)**	**241,554**	**(295,211)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	51,628	139,209	54,974	124,357
Amounts Owed to Affiliated Companies	2,180	30,264	(3,144)	30,570
Customers Advances	(152)	9,589	26,132	34,724
Tax Payable	6,082	(56,700)	12,557	(97,752)
Income Tax and Social Contribution	(449,715)	(607,251)	(857,788)	(709,556)
Others	(26,627)	(113,152)	22,322	(221,199)
Total	**(416,604)**	**(598,041)**	**(744,947)**	**(838,856)**
Cashflow Generated from Operating Activities	**1,938,640**	**1,732,883**	**2,691,682**	**3,190,115**
Financial Activities				
Inflow of Loans and Financing	3,963	234,576	957,890	562,301
Payment of Loans, Financing and Debentures	(341,865)	(521,601)	(994,940)	(1,354,323)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(75,617)	(83,984)	(244,850)	(302,796)
Swap Operation Redemptions	(313,982)	(28,468)	(777,744)	(115,234)
Dividends Paid	(887,700)	(1,342,051)	(906,474)	(1,356,667)
Net Funds from Financial Activities	**(1,615,201)**	**(1,741,528)**	**(1,966,118)**	**(2,566,719)**
Investment Activities				
(Additions) in Long-term Investments	(527,320)	(295,624)	(262,029)	(295,616)
(Additions) to Permanent Assets, except Deferred Charges	(193,484)	(227,401)	(365,208)	(350,371)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(720,804)**	**(523,025)**	**(627,237)**	**(645,987)**
Exchange Variation of Cash and Cash Equivalents	**1,703**	**4,241**	**(28,536)**	**(85,022)**
Cash Balance Change	**(395,662)**	**(527,429)**	**69,791**	**(107,613)**
At the Beginning of the Period	1,081,919	1,398,139	1,930,654	1,902,174
At the End of the Period	686,257	870,710	2,000,445	1,794,561

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	30-sept-06	31-dec-05	30-sept-06	31-dec-05
Current Assets	**3,009,607**	**3,719,421**	**6,681,156**	**6,640,126**
Cash and Cash Equivalents	686,257	1,081,919	2,000,445	1,930,654
Trade Accounts Receivable	852,098	875,464	1,637,277	1,682,139
Taxes Recoverable	34,581	13,393	92,283	87,535
Inventories	1,194,539	1,265,477	2,661,755	2,531,861
Deferred Income Tax & Social Contrb'n	128,019	184,412	133,074	243,617
Other Securities Receivables	114,113	298,756	156,322	164,320
Long-Term Receivable	**675,664**	**1,090,700**	**1,215,863**	**1,549,137**
Deferred Income Tax & Social Contrb'n	402,537	491,550	734,065	824,666
Related Company Credits	11,604	327,405	57	267,140
Deposits at Law	188,315	174,618	351,173	303,943
Taxes Recoverable	19,717	42,074	41,068	63,989
Others	53,491	55,053	89,500	89,399
Permanent Assets	**9,596,125**	**8,460,759**	**10,227,196**	**10,005,995**
Investments	6,166,249	5,028,034	1,714,237	1,356,091
Property, Plant and Equipment	3,429,876	3,432,725	8,486,700	8,621,736
Deferred	-	-	26,259	28,168
Total Assets	**13,281,396**	**13,270,880**	**18,124,215**	**18,195,258**

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	30-sept-06	31-dec-05	30-sept-06	31-dec-05
Current Liabilities	**925,129**	**2,111,496**	**2,585,091**	**3,940,371**
Loans and Financing and Taxes Payable in Installments	294,292	543,092	944,730	1,182,990
Suppliers, Subcontractors and Freight	196,112	144,484	457,611	395,096
Taxes, Charges and Payroll Taxes	212,365	386,736	429,878	676,851
Related Companies	68,796	66,616	47,523	58,208
Financial Instruments	4,186	271,587	233,568	675,817
FEMCO	-	-	4,462	10,607
Dividends Payable	3,229	540,544	5,116	546,955
Others	146,149	158,437	462,203	393,847
Long-Term Liabilities	**2,146,111**	**2,351,422**	**5,275,343**	**5,418,178**
Loans and Financing and Taxes Payable in Installments	552,013	724,773	2,430,980	2,436,823
Related Companies	59,728	57,658	10,164	14,062
Provision for Contingencies	555,898	579,083	1,032,106	1,058,218
Actuarial Liability	896,267	899,990	983,042	980,086
Financial Instruments	9,001	-	249,708	336,736
FEMCO	-	-	289,485	312,153
Others	73,204	89,918	279,858	280,100
Minority Interests	**-**	**-**	**97,962**	**84,139**
Shareholders' Equity	**10,210,156**	**8,807,962**	**10,165,819**	**8,752,570**
Capital	5,400,000	2,400,000	5,400,000	2,400,000
Reserves	3,057,962	2,494,671	3,002,570	2,434,141
Revenues from Fiscal Year	1,752,194	3,913,291	1,763,249	3,918,429
Total Liabilities and Shareholders' Equity	**13,281,396**	**13,270,880**	**18,124,215**	**18,195,258**

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05
Net Revenues	**1,381,511**	**1,261,065**	**1,234,902**	**10%**
Domestic Market	862,083	858,400	880,383	0%
Export Market	519,428	402,665	354,519	29%
COGS	(872,746)	(828,560)	(875,836)	5%
Gross Profit	**508,765**	**432,505**	**359,066**	**18%**
Gross Margin	**37%**	**34%**	**29%**	**+3 p.p.**
Operating Income (Expenses)	**(57,315)**	**(19,582)**	**(37,988)**	**193%**
Selling	(19,429)	(21,844)	(15,931)	-11%
General and Administrative	(16,492)	(14,834)	(15,073)	11%
Others, Net	(21,394)	17,096	(6,984)	-225%
EBIT	**451,450**	**412,923**	**321,078**	**9%**
EBIT Margin	**33%**	**33%**	**26%**	**0 p.p.**
Financial Result	(74,651)	(96,719)	(46,999)	-23%
Operating Result	376,799	316,204	274,079	19%
Non-Operating Income	(481)	(2,654)	(490)	-82%
Profit Before Taxes	**376,318**	**313,550**	**273,589**	**20%**
Income Tax / Social Contribution	(132,942)	(107,918)	(91,220)	23%
Minority Interests	(1,804)	(902)	(1,672)	100%
Net Income	**241,572**	**204,730**	**180,697**	**18%**
EBITDA	**548,520**	**477,824**	**416,824**	**15%**
EBITDA Margin	**40%**	**38%**	**34%**	**+2 p.p.**

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	9M 2006	9M 2005	Chg. 9M06/9M05
Net Revenues	**3,729,499**	**4,088,630**	**-9%**
Domestic Market	2,477,211	2,794,924	-11%
Export Market	1,252,288	1,293,706	-3%
COGS	(2,611,202)	(2,392,969)	9%
Gross Profit	**1,118,297**	**1,695,661**	**-34%**
Gross Margin	**30%**	**41%**	**-11 p.p.**
Operating Income (Expenses)	**(109,251)**	**(153,875)**	**-29%**
Selling	(51,412)	(54,928)	-6%
General and Administrative	(42,741)	(43,861)	-3%
Others, Net	(15,098)	(55,086)	-73%
EBIT	**1,009,046**	**1,541,786**	**-35%**
EBIT Margin	**27%**	**38%**	**-11 p.p.**
Financial Result	(155,866)	(250,595)	-38%
Operating Result	853,180	1,291,191	-34%
Non-Operating Income	(1,436)	(3,899)	-63%
Profit Before Taxes	**851,744**	**1,287,292**	**-34%**
Income Tax / Social Contribution	(291,396)	(443,083)	-34%
Minority Interests	(4,465)	(5,331)	-16%
Net Income	**555,883**	**838,878**	**-34%**
EBITDA	**1,272,398**	**1,845,603**	**-31%**
EBITDA Margin	**34%**	**45%**	**-11 p.p.**

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded 3Q 06	Consolitaded 3Q 05	Consolitaded 9M 2006	Consolitaded 9M 2005
Operating Activities				
Net Income (Loss) in the Period	241,572	204,730	555,883	838,878
Financial Expenses and Monetary Var/Net Exchge Var	99,161	87,352	178,571	185,233
Depreciation, Exhaustion and Amortization	94,579	93,443	281,217	279,576
Investment Write-offs (Decrease in Permanent Assets)	103	1	136	230
Dividend Income from Subsidiaries	0	0	0	0
Income Tax and Social Contribution	132,942	107,919	291,396	443,083
Provisions	6,036	(42,983)	(8,865)	15,522
Others adjustments	1,804	902	4,465	5,332
Adjustment for Minority Participation	0	888	0	888
Total	**576,197**	**452,252**	**1,302,803**	**1,768,742**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(124,097)	19,207	(41,788)	196,917
Increase (Decrease) in Inventories	(134,031)	(22,225)	(177,010)	(343,146)
Increase (Decrease) in Recovery of Taxes	(1,382)	(321)	(4,302)	27,612
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0	0	0
Increase (Decrease) in Judicial Deposits	(1,842)	(5,848)	(29,313)	(14,727)
Others	(1,519)	17,687	17,934	46,466
Total	**(262,871)**	**8,500**	**(234,479)**	**(86,878)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	30,626	(37,505)	40,364	24,663
Amounts Owed to Affiliated Companies	0	1,156	(570)	1,156
Tax Payable	(24,601)	(5,313)	5,782	(25,936)
Income Tax and Social Contribution	(78,922)	(69,811)	(293,238)	(252,909)
Others	7,770	3,714	(2,669)	(55,712)
Total	**(65,127)**	**(107,759)**	**(250,331)**	**(308,738)**
Cashflow Generated from Operating Activities	**248,199**	**352,993**	**817,993**	**1,373,126**
Financial Activities				
Inflow of Loans and Financing	365,557	107,444	847,683	127,266
Payment of Loans, Financing and Debentures	(165,122)	(181,445)	(519,579)	(611,753)
Interest paid on Loans, Financ., Debent.and tax installments	(60,531)	(71,821)	(156,763)	(200,158)
Swap Operation Redemptions	(259,470)	(24,676)	(442,021)	(75,444)
Dividends Paid	(543)	(3)	(2,020)	(133,814)
Others	0	0	0	0
Net Funds from Financial Activities	**(120,109)**	**(170,501)**	**(272,700)**	**(893,903)**
Investment Activities				
(Additions) to Permanent Assets, except Deferred Charges	(47,494)	(49,793)	(139,200)	(112,057)
Funds Used for Investments	**(47,494)**	**(49,793)**	**(139,200)**	**(112,057)**
Exchange Variation of Cash and Cash Equivalents	**(16)**	**(11,980)**	**(15,898)**	**(57,469)**
Cash Balance Change	**80,580**	**120,719**	**390,195**	**309,697**
At the Beginning of the Period	897,181	522,365	587,566	333,387
At the End of the Period	977,761	643,084	977,761	643,084

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated	
	30-sept-06	31-dec-05
Current Assets	**2,851,187**	**2,349,188**
Cash and Cash Equivalents	977,761	587,566
Trade Accounts Receivable	580,199	586,749
Taxes Recoverable	15,015	17,978
Inventories	1,217,189	1,040,179
Deferred Income Tax & Social Contrb'n	3,071	51,986
Other Securities Receivables	57,952	64,730
Long-Term Receivable	**404,207**	**366,490**
Deferred Income Tax & Social Contrb'n	223,462	219,353
Deposits at Law	128,981	96,929
Taxes Recoverable	20,785	21,264
Others	30,979	28,944
Permanent Assets	**4,498,064**	**4,626,838**
Investments	132	131
Property, Plant and Equipment	4,473,027	4,600,125
Deferred	24,905	26,582
Total Assets	**7,753,458**	**7,342,516**

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated 30-sept-06	31-dec-05
Current Liabilities	**1,354,341**	**1,864,879**
Loans and Financing and Taxes Payable in Installments	552,961	688,995
Suppliers, Subcontractors and Freight	246,152	236,526
Taxes Payable in Installments	39,257	33,569
Income Tax and Social Contribution	135,337	202,338
Salaries	77,998	61,862
Financial Instruments	181,469	367,103
Actuarial Liability	4,462	10,605
Dividends Payable	45,049	205,467
Others	71,656	58,414
Long-Term Liabilities	**2,928,058**	**2,743,920**
Loans and Financing and Taxes Payable in Installments	1,907,523	1,576,109
Provision for Contingencies	408,685	402,445
Actuarial Liability	321,547	337,536
Financial Instruments	120,923	225,478
Deferred Income Tax & Social Contrb'n	164,600	147,431
Others	4,780	54,921
Minority Interests	**31,644**	**29,185**
Shareholders' Equity	**3,439,415**	**2,704,532**
Capital	2,037,814	1,763,814
Reserves	940,718	940,718
Revenues from Fiscal Year	460,883	-
Total Liabilities and Shareholders' Equity	**7,753,458**	**7,342,516**

Sales Volume Breakdown - Consolidated

Thousand tons	3Q 2006		3Q 2005		2Q 2006		Chg. 3Q06/3Q05	9M 2006		9M 2005		Chg. 9M06/9M05
TOTAL SALES	1,971	100%	1,769	100%	2,028	100%	11%	5,953	100%	5,367	100%	11%
Heavy Plates	464	23%	363	21%	443	22%	28%	1,272	22%	1,163	22%	9%
Hot Coils/Sheets	551	28%	443	25%	576	28%	24%	1,665	28%	1,388	26%	20%
Cold Coils/Sheets	473	24%	533	30%	505	25%	-11%	1,501	25%	1,466	27%	2%
Electrogalvanized Coils	57	3%	56	3%	63	3%	2%	180	3%	184	3%	-2%
Hot Dip Galvanized Coils	92	5%	94	5%	107	5%	-2%	305	5%	248	5%	23%
Processed Products	79	4%	72	4%	77	4%	10%	238	4%	217	4%	10%
Slabs	255	13%	208	12%	257	13%	23%	792	13%	701	13%	13%
DOMESTIC MARKET	1,346	68%	1,216	69%	1,397	69%	11%	3,944	66%	3,875	72%	2%
Heavy Plates	274	14%	307	17%	262	13%	-11%	746	13%	966	18%	-23%
Hot Coils/Sheets	498	25%	363	22%	528	26%	37%	1,459	25%	1,250	23%	17%
Cold Coils/Sheets	352	18%	341	19%	382	19%	3%	1,084	18%	1,070	20%	1%
Electrogalvanized Coils	50	3%	50	3%	54	3%	0%	148	2%	147	3%	1%
Hot Dip Galvanized Coils	83	4%	79	4%	86	4%	5%	247	4%	222	4%	11%
Processed Products	49	2%	44	2%	43	2%	11%	134	2%	129	2%	4%
Slabs	40	2%	32	2%	42	2%	25%	126	2%	91	2%	38%
EXPORTS	625	32%	553	31%	631	31%	13%	2,009	34%	1,492	28%	35%
Heavy Plates	190	10%	56	3%	181	9%	239%	526	9%	197	4%	167%
Hot Coils/Sheets	53	3%	80	4%	48	2%	-34%	206	3%	138	3%	49%
Cold Coils/Sheets	121	6%	192	11%	123	6%	-37%	417	7%	396	7%	5%
Electrogalvanized Coils	7	0%	6	0%	9	0%	17%	32	1%	37	1%	-14%
Hot Dip Galvanized Coils	9	0%	15	1%	21	1%	0%	58	1%	26	0%	0%
Processed Products	30	2%	28	2%	34	2%	7%	104	2%	88	2%	18%
Slabs	215	11%	176	10%	215	11%	22%	666	11%	610	11%	9%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,537	1,419	1,379	1,396	1,635	1,800	1,836
Heavy Plates	1,644	1,591	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,356	1,294	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,633	1,550	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	2,089	1,987	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	2,069	1,934	1,861	2,095	2,094	2,195	2,289
Processed Products	1,996	1,812	1,766	1,982	2,078	2,296	2,342
Slabs	955	656	692	644	803	1,052	1,081

Sectorial Sales - Consolidated

Thousand tonnes	3Q 06		3Q 05		2Q 06		Chg. 3Q06/3Q05
Domestic Market	1,346	100%	1,216	100%	1,396	100%	11%
Auto	179	13%	182	15%	179	13%	-2%
Autoparts	245	18%	187	15%	255	18%	31%
Shipbuilding	12	1%	15	1%	5	0%	-23%
Line Pipes	72	5%	118	10%	71	5%	-39%
Small Diameter Pipes	114	8%	97	8%	107	8%	18%
Packaging	24	2%	27	2%	22	2%	-13%
Household Appliances	28	2%	23	2%	34	2%	23%
Civil Construction	81	6%	67	6%	128	9%	20%
Electrical Equipment	62	5%	56	5%	67	5%	11%
Distributors	299	22%	246	20%	338	24%	22%
Industrial Equipment	69	5%	34	3%	58	4%	104%
Others	161	13%	164	13%	132	10%	-2%

Market Share - Usiminas System (*)

(% volume)

	9M06 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	53%	55%	60%
Auto	59%	59%	55%	62%
Autoparts	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	64%	66%	63%	58%
Household Appliances	38%	33%	36%	44%
Line Pipes	97%	94%	98%	95%
Small Diameter Pipes	54%	54%	60%	68%
Packaging	13%	14%	15%	16%
Civil Construction	41%	44%	48%	58%
Distributors	43%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.
Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-sept-06 Short Term	Long Term	TOTAL	31-dec-05 TOTAL	Chg. sep06/dec05
TOTAL DEBT					
Foreign Currency (*)	605,463	2,175,733	**2,781,196**	2,757,591	1%
IGP-M	112,956	0	**112,956**	223,758	-50%
TJLP	181,293	99,792	**281,085**	404,768	-31%
Others	20,146	22,311	42,457	57,685	-26%
Sub-Total	**919,858**	**2,297,836**	**3,217,694**	**3,443,802**	-7%
Debentures	0	0	0	0	0%
Sub-Total	919,858	2,297,836	3,217,694	3,443,802	-7%
Taxes Payable in Installments	24,872	133,144	**158,016**	176,011	-10%
TOTAL	**944,730**	**2,430,980**	**3,375,710**	**3,619,813**	-7%
FEMCO	4,462	289,485	**293,947**	322,760	-9%
TOTAL DEBT	**949,192**	**2,720,465**	**3,669,657**	**3,942,573**	-7%
Cash and Cash Equivalents			2,000,445	1,930,654	4%
NET DEBT			**1,669,212**	**2,011,919**	-17%

(* 93.1% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	3Q 2006	3Q 2005	2Q 2006	Chg. 3Q06/3Q05	9M 2006	9M 2005	Chg. 9M06/9M05
Monetary Effects	(25,933)	(34,723)	(13,296)	-25%	(57,553)	(89,041)	-35%
Exchange Variation	4,444	96,005	41,475	-95%	135,874	315,548	-57%
Hedge Income (Expenses)	(34,370)	(188,861)	(41,031)	-82%	(242,803)	(569,890)	-57%
Interest on Loans, Financing, ACC's and Pre-Payment	(76,098)	(72,752)	(66,174)	5%	(212,876)	(255,463)	-17%
Financial Income	67,599	68,136	56,852	-1%	203,423	209,817	-3%
Other Financial Expenses	(26,790)	(38,381)	(55,491)	-30%	(113,209)	(115,528)	-2%
NET INTEREST INCOME	**(91,148)**	**(170,576)**	**(77,665)**	**-47%**	**(287,144)**	**(504,557)**	**-43%**

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

NOTICE TO SHAREHOLDERS
CALL FOR MEETING
EXTRAORDINARY GENERAL ASSEMBLY

Messieurs Shareholders are hereby convened to gathering on November 24, 2006, at 15:00 PM, in Extraordinary General Meeting, in the company's headquarters, situated in this city of Belo Horizonte, Capital of the State of Minas Gerais, at Rua Prof. José Vieira of Mendonça, 3.011, 6th floor, room 23, bairro Engenho Nogueira, for the purpose of deliberating on the following Order of the Day:
I - alterations to the articles 12 and 13 of the Bylaws, as it proceeds:
a) in the "caput" of the art. 12: enlargement from 9 to up 15 the number of effective members of Board of Directors, and respective substitutes;
b) in the paragraph 1st of the art. 12: the CEO of the Company should be shareholder, if also to be member of Board of Directors;
c) in the paragraph 2nd of the art. 12: appointment by the Caixa dos Empregados da Usiminas of its representative in the Board of Directors;
d) in the art. 13, to include, as paragraph "t", among the matters of competence of the Board of Directors, the deliberation on benefit plans of the Caixa dos Empregados da Usiminas, transferring the current paragraph "t" to the paragraph "u."
II - election for fill the vacancies in the Board of Directors, to mandate complementation until April 30, 2008.

Belo Horizonte, November 7, 2006.

Bertoldo Machado Veiga
President of Board of Directors

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, situated at Rua Prof. José Vieira de Mendonça, 3011, Bairro Engenho Nogueira, in this city of Belo Horizonte, Capital of the State of Minas Gerais, on November 07, 2006, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other members: Antonio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José James Mendes Pessoa, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda and Rinaldo Campos Soares (Reporter). Assisting the works, Juventino Moraes de Franca, General Secretary.

TOPICS/DELIBERATIONS:

Statutory Alterations – It was exposed that the new Agreement of Shareholders, celebrated on 11/06/2006 and received for filing in the Company, contains commitments that implicate the alteration of the articles 12 and 13 of the Bylaws, as it proceeds: in the "caput" of the article 12, enlargement from 9 for no more than 15 the number of effective members of Board of Directors, and respective substitutes; in the paragraph 1st of the article 12: the Chief Executive Officer of the Company must be a shareholder, if he or she is also member of Board of Directors; in the paragraph 2nd of the article 12, appointment of the representative of the employees in the Board of Directors; in the article 13, to include, as item "t", among the attributes of competence of the Board of Directors, the deliberation on eventual changes in the benefit plans of the Caixa dos Empregados da Usiminas, passing the current item "t" for "u."

After the discussion of the topics, the Board approved the alterations to the articles 12 and 13 of the Bylaws, as a result of the new Agreement of Shareholders, having that matter to be taken for the deliberation of Extraordinary General Meeting, being scheduled the date to take place on November 24 of the current month.

Nothing else having to deliberate closed up the meeting, being proceeded to the drawing up of the respective Minutes, that goes signed by the present Board members and for the General Secretary. Belo Horizonte, November 7, 2006.

USIMINAS

MATERIAL FACT

Belo Horizonte, November 6th 2006, Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI), in compliance with the terms of § 4th of art. 157 of Law n. 6404/76 and of art. 2nd of CVM Instruction n. 358/02, communicates that it has been informed of the following transaction:

Today, a new Shareholders' Agreement (hereinafter called "New Agreement") was signed with duration of 15 (fifteen) years in substitution of the shareholders' agreement previously in effect ("Original Agreement"). The signatories of the New Agreement are the members of the Original Agreement, Companhia Vale do Rio Doce ("CVRD"), and Nippon Steel Corporation ("NSC"). It may be mentioned that Nippon Steel Corporation already participated indirectly in the referred control group through Nippon Usiminas Co., Ltd. ("Nippon"), and CVRD already had shareholder participation in the Company, although it was not signatory to the Original Agreement. Shareholders Selenium Holdings S/A (Bradesco) and Johannes Bernardus Sleumer withdraw from the Usiminas control group.

On the same occasion, the shareholders conducted internal movements of purchase and sale of shares implying in modification of the number of shares retained by each shareholder and in the corresponding percentages of participation referred to in the New Agreement.

A total of 71,700,091 shares are tied to the New Agreement, corresponding to 63.86% of the total number of ordinary shares of Usiminas, distributed among three groups of shareholders and one shareholder without group, observing the following proportion:

Shareholder	Number of Tied Shares	Percentage of Total Tied Shares
Nippon	24,215,509	33.77%
NSC	1,917,211	2.67%
MC Development	1,346,405	1.88%
Metal One	168,722	0.24%
Carlos Loureiro	109,229	0.15%
Nippon Group	**27,757,076**	**38.71%**
Votorantim	12,982,292	18.11%
Camargo Corrêa	12,982,292	18.11%
V/C Group	**25,964,584**	**36.21%**
Caixa dos Empregados da Usiminas (CEU) (Usiminas Employee Pension Fund)	11,369,823	15.86%
CEU Group	**11,369,823**	**15.86%**
CVRD (without group)	**6,608,608**	**9.22%**
Total	**71,700,091**	**100.00%**

The control group also informed that the signing of the New Agreement does not characterize change in the control of the Company for legal purposes.

Belo Horizonte, November 6, 2006.

Paulo Penido Pinto Marques
CFO and Investor Relations Director

IMMEDIATE RELEASE

USIMINAS
Bruno Seno Fusano - IRM
brunofusaro@usiminas.com.br
Phone:(55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Lígia Montagnani - IR Consultant
ligia.montagnani@firb.com
Phone: (55 11) 3897-6405

A Publicly-Traded Company
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0

RELEVANT FACT

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("Usiminas" or "Company"), in compliance with the terms of paragraph (§) 4th of art. 157 of Law nr. 6404/76 and of art. 2nd of CVM Instruction nr. 358/02, communicates that it has been informed of the following transaction:

Today, a new Shareholders' Agreement (hereinafter called "New Agreement") was signed with duration of 15 (fifteen) years in substitution of the shareholders' agreement previously in effect ("Original Agreement"). The signatories of the New Agreement are the members of the Original Agreement, Companhia Vale do Rio Doce ("CVRD"), and Nippon Steel Corporation ("NSC").

It may be mentioned that Nippon Steel Corporation already participated indirectly in the referred control group through Nippon Usiminas Co., Ltd. ("Nippon"), and CVRD already had shareholder participation in the Company, although it was not signatory to the Original Agreement.

Shareholders Selenium Holdings S/A (Bradesco) and Johannes Bernardus Sleumer withdraw from the Usiminas control group.

On the same occasion, the shareholders conducted internal movements of purchase and sale of shares implying in modification of the number of shares retained by each shareholder and in the corresponding percentages of participation referred to in the New Agreement. A total of 71,700,091 shares are tied to the New Agreement, corresponding to 63.86% of the total number of ordinary shares of Usiminas, distributed among three groups of shareholders and one shareholder without group, observing the following proportion:

Shareholders	Number of tied shares	Percentage of Total Tied shares
Nippon	24,215,509	33.77%
NSC	1,917,211	2.67%
MC Development	1,346,405	1.88%
Metal One	168,722	0.24%
Carlos Loureiro	109,229	0.15%
Nippon Group	27,757,076	38.71%
Votorantim	12,982,292	18.11%
Camargo Corrêa	12,982,292	18.11%
V/C Group	25,964,584	36.21%
Caixa dos Empregados da Usiminas (CEU) (Usiminas' Employee Pension Fund)	11,369,823	15.86%
CVRD (without group)	6,608,608	9.22%
Total	71,700,091	100%

The control group also informed that the signing of the New Agreement does not characterize change in the control of the Company for all legal purposes.

Belo Horizonte, November 6, 2006.

Paulo Penido Pinto Marques
CFO and Investor Relations Director



Notice to shareholders payment of Interest on Equity Capital

Belo Horizonte, August 30, 2006 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY, XUSI], leading company of the Usiminas System, Latin America's largest flat steel producer and one of the 30 largest steel makers in the world, is pleased to announce that, pursuant to deliberations made in a meeting of the Board of Directors held on 08/30/2006, approved the distribution of profits referring to the first half of the present year in the form of interest on equity capital in the amount of R$ 1.52079 per ordinary share and R$ 1.67287 per preferred share. Income withholding tax will also be deducted at a rate of fifteen percent (15%) subject to applicable legal exceptions.

Payment will begin on 09/12/2006 to holders of these shares on 08/31/2006.

Form and location of payment

Shareholders who maintain bank accounts with BRADESCO or OTHER BANKS and communicate this fact will receive credit automatically on the first date of payment. All other shareholders whose addresses are on file will receive a form by mail entitled NOTICE FOR RECEIPT – PROCEEDS OF BOOK ENTRY SHARES. To receive the credit, these shareholders should proceed to the Bradesco Agency of the choice, together with the above-mentioned form, RG identity card and CIC taxpayer identity card. Shareholders not receiving the NOTICE OF CREDIT or NOTICE FOR RECEIPT should proceed to any Bradesco Agency to receive this credit and update their personal file information. The credit related to share held in deposit by the Stock Exchanges' Fungible Custody Service will be credited to the respective Stock Exchanges through the member brokerage houses responsible for paying the respective shareholders.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 13.0 billion in 2005. The USIMINAS System, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

Meeting of the Board of Directors of Usiminas
Belo Horizonte/August 30, 2006 / Wednesday
Summary of the topics/deliberations

Consolidated Results (Usiminas/Cosipa)/1st semester/2006 - Production of 4.291 million tonnes of crude steel and sales of 3.982 million tonnes, of which 65.2% were destined to the domestic market; net revenue of R$6.011 billion; EBITDA of R$1.955 billion; net income of R$1.049 billion; the net debt in June 06, 2006 was US$741 million.

Premature Distribution of Results – From the Usiminas' net income in the 1st semester, the distribution to the Shareholders of the amount of R$350 million was approved, under the form of interests on equity capital, intermediary, in the amount of R$1.52079 per ON share and R$1.67287 per PN share, to the holders of those shares at August 31, 2006, being the payment due to be made at September 12, 2006.

Investment Plans – Shown the progress of the Investment Plans in Cubatão and Ipatinga Plants (Wave 1) and in the new slab plant (Wave 2).

Corporative Planning/2007- Sceneries - Presented the Sceneries for 2007, especially as for the total supply from the plants, the exportable balance and the question of the imports from the sector.

BNDES/credit limit - Approved the terms for recruiting of the credit limit close to BNDES in the amount until to R$400 million for Usiminas; also approved the guarantee of Usiminas for recruiting of the credit limit close to BNDES for Cosipa, until the amount of R$500 million.

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, at Rua Prof. José Vieira de Mendonça, 3011, in this Capital, on August 30, 2006, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other Members: Antonio Luiz Benevides Xavier, Humberto Eudes Vieira Diniz, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Murilo Pinto de Oliveira Ferreira, Rinaldo Campos Soares (reporter of the matters). The ausence of the Counselors Gabriel Stoliar e Hidemi Kawai was justified.

Also participated of the meeting: the substitutes Álvaro Luis Veloso, Hiroyuki Nakagawa, José Augusto Muller de Oliveira Gomes, José James Mendes Pessoa and Yuki Iriyama; the Director Paulo Penido Pinto Marques; Controller Superintendent João Lucas Ferraz Dungas; and Juventino Moraes da Franca, General Secretary.

Results of the 2006/1st semester: The economical-financial results of Usiminas/Cosipa in the first semester of the year were presented, that point a consolidated net income of R$1.049 billion. Still in consolidated numbers: (i) production of 4.291 million tonnes of crude steel and sales of 3.982 million tonnes, generating a net revenue of R$6.011 billion; (ii) EBTIDA of R$1.955 billion; US$741 million was the net debt on 06/30/2006.

Premature distribution of results – The Board, "ad referendum" from the General Meeting, approved a proposal of distributing the shareholders, in the terms of the Bylaws and effective corporate legislation, the amount of R$350 million (three hundred and fifty million real), part of the Usiminas net income in the 1st semester of 2006, under the form of Interests on Equity Capital, at the rate of R$1.52079 per common share and R$1.67287 per preferred share.

The payment will begin from 09/12/2006, to the holders of those shares in 08/31/2006.

Book CA-2
Page 009

Investiment Plans - Shown the progress of the Investment Plans in Cubatão and Ipatinga steelworks (Wave 1) and the new slab plant (Wave 2).

Corporative Planning/Sceneries 2007 – The Sceneries for 2007/preliminary version of August/06, as notebook distributed the Board members. The total product supply from the flat steel plants, the exportable balance and the question of sector imports were specially

commented. Finished an exhibition, it was asked to Board members an analysis of the document and eventual manifestation about the same, within the period of 10 days.
Projetc BRAVA - Communicated the temporary suspension of Project BRAVA, for not being viable in the moment.
USIPARTS - Made an exhibition under circumstances about the origin, evolution and the business growth of the controlled Usiparts- Sistemas Automotivos S/A, that, to attend the growing demand for quality, has just acquired new presses from the supplier Prensas Schuler. The total investment foreseen for that expansion correspond to R$45 million, which approximately 30% with own resources; the remaining should be financed by BNDES/BDMG, with guarantee from Usiminas.
BNDES/Credit limit/Usiminas – The Board approved the terms of the Banco Nacional de Desenvolvimento Econômico e Social/BNDES for that the Company contract close that fomentation institution the credit limit in the amount of R$400 million, with the following characteristics: Beneficiary: Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS; Intervenient/securer: Usiminas Mecânica S/A; Draw term: 5 years; Commitment Comission: 0.1%; Convenants (Usiminas Consolidated base): capitalization >= 0.35 / current liquidity >= 1.0; Sub-credit A: in the amount of R$50 million, duration of 60 months, 12 months of grade period, interests US dollar + spread; Sub-credit B: in the amount of R$360 milllion, duration of 60 months, 12 months of grade period, interests TJLP + spread.

ANEFAC – Standing out the inclusion of Usiminas between 10 public traded companies of larger transparency in the market, selected for the Associação Nacional de Executivos de Finanças, Administração e Contabilidade/ANEFAC (National Association of Finance, Management and Accounting Executives).
Nothing else having to deliberate, closed up the meeting, being drawn up the respective minutes, that it goes signed by the present Board members and the General Secretary.

Belo Horizonte, August 30, 2006.

Bertoldo Machado Veiga

President

Antônio Luiz Benevides Xavier **Humberto Eudes Vieira Diniz**

Kenichi Asaka **Marcelo Pereira de Malta Araújo**

Marcus Olyntho de Camargo Arruda **Murilo Pinto de Oliveira Ferreira**

Rinaldo Campos Soares **General Secretary**



Net profit in the 1st half is R$ 1.0 billion and EBITDA reaches R$ 2.0 billion

Positive outlook is confirmed and Usiminas sales volumes and margins improve.

"Our forecast since the beginning of 2006 was that the global steel market would reverse the decline seen in 2005. The recovery has been verified in the domestic market, even in the face of new turbulence in the international financial market, which the country has been able to overcome with maturity. In the same way, conditions abroad have proven much more favorable. Steel demand remained positive and prices in gradual increase, driven by growth in the global economy and inflation and interest rates at low levels in the main economies, in spite of some pressure from the United States.

We are experiencing a new growth phase in the global steel industry, mainly characterized by Chinese demand. We also saw continuation of the consolidation process, a transnational movement, which is a consequence of globalization, although at a slow pace.

In view of the constantly changing environment and multiple variables, the sustainability of the Usiminas System and its position of leadership in the domestic market are increasingly evidence, and the consistent results in the period encourage us to continue to go forward. We recorded expressive growth in comparison to the first quarter of this year. Domestic market sales already account for 69% of the total sold in 2Q06. Accumulated net revenues in the 1st half were R$ 6.0 billion, we registered net profit of R$ 1.0 billion and reached operating cash generation, measured by EBITDA, of R$ 2.0 billion.

Our mills are operating at a stable rate, and we seek constant advance. We are implementing an action plan composed of several operational measures aimed to reduce costs, improve processes and increase revenues in order to generate more value to the business.

In this continuous evolutionary process, we note that Brazilian steel production is on a growth path, and Usiminas is actively participating through a vigorous investment program underway, which focuses on strengthening and maximizing the existing operations and future growth.

We can affirm that our business strategy is perfectly aligned with the trends derived from the significant transformations we are watching. We remain confident in the strengthening of the Usiminas System" **Rinaldo Campos Soares - CEO**

Highlights

R$ million	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05	1H 2006	1H 2005	Chg. 1H06/1H05
Total Sales Volume (000 t)	2,028	1,829	1,954	11%	3,982	3,598	11%
Net Revenues	3,053	3,484	2,958	-12%	6,011	6,954	-14%
Gross Profit	1,013	1,557	888	-35%	1,901	3,296	-42%
Operating Result (EBIT) a	890	1,359	741	-34%	1,631	2,928	-44%
Financial Result	(78)	(175)	(118)	-56%	(196)	(336)	-42%
Net Income	704	810	345	-13%	1,049	1,812	-42%
EBITDA b	1,046	1,629	908	-36%	1,955	3,359	-42%
EBITDA (R$/t)	516	891	465	-42%	491	934	-47%
Total Assets	18,066	17,278	17,817	5%	18,066	17,278	5%
Net Debt	1,603	2,426	1,497	-34%	1,603	2,426	-34%
Stockholders' Equity	9,451	7,761	9,097	22%	9,451	7,761	22%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

2Q06

Belo Horizonte, August 10,2006 – Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) announced today its second quarter 2006 results (2Q06). The operational and financial information of the Company, except where indicated to the contrary, are presented based on consolidated figures in reais according to Brazilian law. All comparisons made in this release take into consideration the same period of 2005 (2Q05), except when specified differently.

Conference calls: 08/11
National 10:00 a.m.
International 11:30 a.m.

Companhia Listada USIM5 Bovespa

ADR Nível I

Latibex

06/30/2006

Closing Quotes

USIM3 R$ 85.00 / ação
USIM5 R$ 77.65 / ação
USNZY US$ 35.75 (1 ADR = 1 ação)
XUSI € 28,39

Bovespa Market Cap

R$ 17.5 billion
US$ 8.1 billion

INVESTOR RELATIONS

Bruno Seno Fusaro
Head of Investor Relations
Tel: (55 31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br



Other Highlights

- EBITDA Margin:34% in 2Q06 and 33% in 1H06.
- Debt Reduction in 1HQ06: R$ 59 million.
- Cash Position on 06/30/06: R$ 2.0 billion.
- Market Cap on 06/30/06: R$ 17.5 billion (US$ 8.1 billion).
- Usiminas shares are among the four most traded in the BOVESPA theoretical index and are among the five most traded in Latin America.
- Investment program following schedule.
- Growing international demand and gradually increasing prices.
- 3Q06 should show better price behavior in the year in the international market.
- Usiminas is leader in domestic market, with a 52% market share.
- Domestic demand recovered and grew 14% compared to 1Q06.
- Usiminas Mecânica concluded repair of CSN blast furnace in record time.
- Usiminas receives award from Arvin Meritor.
- Usiminas is a finalist in the Transparency Award promoted by ANEFAC/ FIPECAFI /SERASA.
- Usiminas is a finalist in the National and Regional APIMEC Awards.
- Cosipa issues EUROBOND and signs contract with BNDES to finance investments.

Analysis of the Economy and Outlook

International Economy

Behavior of the international market in the second quarter of this year confirmed the trend of stable demand and gradually increasing prices.

The main macroeconomic factors that led to the positive scenario can be highlighted as follows:

- Global economy growing at a rate similar to international forecasts;
- Inflation and interest rates at low levels, in spite of some pressure from the US;
- Favorable investment environment;
- Steel demand growth at 4% to 6% annual level.

Demand grew in the three main steel consumption markets: NAFTA, EUROPE and ASIA, with the latter being led by China. With good economic performance fueling demand and supply adjusted to demand, markets remained nervous, with low inventory levels.

As a consequence, prices rose faster than expected, especially from the second half of the quarter onward. The product that had the most significant price increase was slab, especially after blast furnace accidents in some mills around the world.

This favorable scenario of rising prices for steel products was further favored by increases in prices of raw materials, among which was zinc, which determined the rapid rise in prices for coated products to a higher than normal level of supply and demand. Another factor which spurred the steel price recovery in the international market was the behavior of scrap and pig iron prices, which pressured the costs of minimills.

Average quarterly international price levels on a FOB/ton basis were approximately: slab: US$ 400.00; heavy plate: US$ 550.00; hot rolled coil: US$ 550.00; cold rolled coil: US$ 600.00 and coated coil US$ 700.00.

China:

Recent facts that should be followed:
- Increase in exports, that reached 20 million tons in the first half;
- Price reduction at the end of the quarter.

However, there are doubts of whether the facts mentioned above are a trend or a tactical adjustment related to a speculative movement for inventory build-up.

On this last item, it is worth observing that hot rolled prices were reduced by up to US$ 90.00/ton, depending on the classification of the mills. The mills that deliver higher-quality products had prices reduced by US$ 30.00/ton.

Taking into consideration economic growth above 10.5% in the quarter, contrary to expectations of the Chinese government, and the consequent increase in steel demand, inventory levels do not seem to be so high. Therefore, a preliminary conclusion is that prices fluctuations *per se* do not indicate a trend.

3rd Quarter

Our view is that in the third quarter prices will reach the highest level in the year, as per the table below: (FOB/metric ton)

Forecast for Flat Steel Export Prices in 3Q06

FOB - Base (w/o extras)	US$/ton
Slab	520 - 550 (*)
Heavy Plate	700
Hot rolled Coil	600
Cold rolled Coil	700
Coated Coil	800 - 850

(*) Sales to Western countries. For Asia, prices are CFR

However, it should be mentioned that these FOB price levels can see a slight reduction due to the trend for increasing ocean freight prices currently observed in the market.

4th Quarter:

Finally, the outlook for the fourth quarter of this year is for market stability. Slight price reduction could occur even with continued firm demand. Production costs will continue to be a determining factor to keep prices at higher levels and will be the main regulators of supply and demand. Consolidation will continue to contribute, adjusting production to supply, so that industry margins will be preserved.

Domestic Scenario

As mentioned in the previous quarter, the country is more mature and less susceptible to changes that could generate mistrust in the market and instability in the economy. For the first time since the beginning of the Real Plan, Brazil has faced a turmoil in the international financial market without seeing impacts on the exchange rate and on interest rates. After the crisis in May and June, the SELIC base interest rate was once again cut and rating agencies upgraded the rating of Brazilian sovereign debt, bringing the Country closer to investment grade.

In a more detailed analysis of the Brazilian economic behavior in the first half of 2006, it can be observed that exports have given way to family consumption and investments after two years as the main driver of country growth.

Market segments whose demand was linked to domestic consumer goods (autos, electronics, household appliances) and capital goods (industrial machinery and equipment) have demonstrated quite positive results, as it can be observed in the information shown in the table below.

Performance of other segments, such as small-diameter tubes and rerolling, has been affected by exchange appreciation, causing an increase in indirect imports (made up of products that use steel as raw material).

Generally speaking, the domestic flat steel market, contrary to what was seen in 2005, is growing in a sustainable manner this year, which allows us to forecast a positive outlook for demand in 2006 compared to the previous year.

The IBS (Brazilian Iron and Steel Institute) expects the flat steel market to grow around 7% in 2006.

Demand by Sector

Industry	2Q06 / 2Q05	2Q06 / 1Q06
Automotive	19.5%	14.4%
Agricultural/Highway Eqmt	1.2%	1.4%
Industrial	55.2%	42.3%
Electronic	24.8%	12.8%
White Goods	21.8%	11.3%
Civil Construction/Shapes	(0.3)%	14.%
Rerolling	1.8%	21.5%
Small Diameter Tubes	9.3%	2.5%
Distribution	17.3%	20.3%
Large Diameter Tubes	(39.0)%	1.6%
Other	(13.8)%	4.6%
Total	**9.4%**	**14.0%**

Flat steel demand in the domestic market has been recovering since 1Q06, after a period of retraction that started in 2Q05. On a year-on-year basis, demand grew 9.4%, with the following highlights:

Industrial analysis - demand growth in the second quarter:

Automotive industry (automobile and autoparts): has shown positive growth in the past few years.

Electrical/Electronic Goods and Home Appliances: are benefited by lower interest rates, expansion of credit availability and increase in available income.

Industrial Machinery and Equipment: has also shown positive results in the period, driven by increase in investments, which have also been favored by lower interest rates and by greater business confidence in regard to future economic behavior and the domestic market.

Large Diameter Tubes: This segment has been negatively impacted by the postponement of pipeline projects by Petrobras.

Demand analysis compared to 1Q06
The domestic market grew 14% in 2Q06, indicating a recovery trend which began in 1Q06. The automotive industry is still the highlight, supported more by domestic sales this year than by exports. Industrial machinery and equipment, home appliance and electronics have posted quite positive growth, as well as the civil construction and rerolling segments.

Distribution segment: accounts for approximately 30% of the flat steel domestic demand. In 2005, it experienced high inventory levels. However, this year it was able to reverse the situation, with inventory coming in line since the beginning of the year in relation to sales, which made it possible to recover its purchasing volumes from the mills.

On a semester basis (1H06/1H05), flat steel demand retracted by 4%. Nevertheless, reiterating the information above, when compared to 2H05, demand grew 14.6%.

Raw Materials

Iron Ore: In 2Q06, price increase of iron ore was confirmed for sinter feed and granulated ore of 19% in the international market. In the case of pellets, there was a 3% reduction, which resulted in the smallest price difference in relation to granulated ore in the past few years, thus contributing to an increase in demand for pellets by steel makers.

Global demand for iron ore should still remain heated over the medium and long terms, basically due to China, which increased imports by 23% in the first half of 2006 over the same period in 2005.

Coal: The Usiminas System finalized coal negotiations for the 2006/2007 period with a price reduction varying between 8% and 45% depending on the type of material (an average of 17%). This, together with reduced negotiated ocean freight, will result in lower costs in the period mentioned of around US$ 100 million.

Such reduction was a consequence not only of international market conditions, which evidenced greater supply, but also the efforts of the technical and sales personnel in developing and using cheaper coal without affecting optimal operational conditions at Usiminas and Cosipa. The effect of this reduction will begin to be felt in 3Q06, with the arrival of shipments at lower prices, which will start to be consumed in the process.

In the medium term, the outlook is for new price reductions for coal, due to the stabilization of demand and start up of new mines, mainly in Australia and Canada.

Alloys: Alloy, metals and refractory supply in 2Q06 occurred normally. The most significant fact deserving attention was the average prices of nickel and zinc on the London Exchange, which increased 30% on a quarterly basis in 2Q06.

The Steel Industry - Global and Brazilian Production

World

In 1H06, global raw steel production reached 596 million tons, 8% above the same period in 2005, according to preliminary data from IISI (International Iron and Steel Institute). Excluding China, global production in the period grew only 3%.

In June alone, production totaled 104 million tons, an increase of 13% compared to the same month in 2005. China accounted for 34% of global raw steel production, with slightly less than 200 million tons in the January-June period, compared to 31% in 2005. Production in the first six months of the year grew 19% from the same period in 2005.

Some of the more significant production increases in the January-June period in 2006 occurred in the United States (7%), India (17%), Turkey (11%) and Russia (7%). Production in the EU grew 4% in the period, reaching 101 million tons.

Brazil

According to preliminary data from the IBS (Brazilian Iron and Steel Institute), in 1H06 15 million tons of raw steel were produced, a decline of 9% from the first half of 2005. Usiminas accounted for 30% of the total. Finished steel production (flat and long products) reached 11 million tons in 1H06, the same level as in 1H05.
Raw steel production in Latin America declined by approximately 6% in 1H06 in comparison to 1H05 and Brazilian production was around 48% of the total.

Usiminas System Production and Sales

Production (Crude Steel)

Thousand tons	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05	Chg. 2Q06/1Q06	1H 2006	1H 2005	Chg. 1H06/1H05
Ipainga Mill	1,168	1,161	1,110	1%	5%	2,278	2,296	-1%
Cubatão Mill	1,021	1,042	992	-2%	3%	2,013	2,074	-3%
Total	2,189	2,203	2,102	-1%	4%	4,291	4,370	-2%

The Ipatinga and Cubatão mills have operated with stability and have met production plans for 2006.

In 2Q06, raw steel production at the two mills totaled 2.2 million tons and accumulated 4.3 million tons in the year. Finished and slab production was 1.9 million tons and reached 3.8 million tons in 1H06.
On 6/30/06, the two companies had 13,720 employees.

Value Creation Agenda:

With the aim of reevaluating production processes and creating new forms of savings, mainly in production costs, the two mills implemented an action plan called "Value Creation Agenda".

Under the coordination of the Industrial Director, the agenda was extended to all of the production areas of both plants, organizing an action plan focused on process improvement, cost savings and revenue increases. Among the measures taken are optimization of raw materials mix, yields, specific consumption and recovery of materials is expected in relation to cost composition of slab making, seeking to identify new opportunities and improvement of goals.

Other Relevant Production Facts:

At the Ipatinga facility, there was an improvement in the general customer satisfaction index in regard to products and services from Usiminas, which reached the mark of 83.2% in 1H06 versus 80.3% in 2005. Focused on improvement in customer satisfaction, Usiminas uses the process targeting points of improvement and achievement of competitive advantages. The effects are verified in subsequent evaluations.

At the Cubatão facility the highlight is for the renewal of the Det Norske Veritas (DNV) Manufacturing Survey Arrangement (MAS) certificate, allowing this plant to supply materials to the shipbuilding industry with assured quality.

Consolidated Sales (000 t)


1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Domestic Market
Export Market

Total sales volume in 2Q06 was 2.0 million tons, 69% of it to the domestic market and 31% for export. When compared to the same period in the previous year, there was an 11% growth in sales volume, spurred by the recovery in domestic demand and by export performance. The volume was also approximately 4% above 1Q06. In the 1st half, sales volume reached 4.0 million tons, 11% above 1H05.

- **Domestic Market**

In 2Q06, sales reached 1.4 million tons (69% of total sales volume), which represented an increase of 9% y-o-y and 16% q-o-q. This performance is a result of demand growth observed in almost all market segments, with a highlight for the automotive industry, which has been growing over the past few years. Accumulated sales volume in 1H06 in the domestic market was 2.6 million tons, slightly (2%) below 1H05.

Market Share: The Usiminas System concluded the 1st half with a 52% market share and continues to be the main supplier to important consumer segments, highlighting agricultural and highway machinery, industrial machinery and equipment and large diameter tubes, where it is almost an exclusive supplier. In the demanding automotive segment, the Usiminas System has maintained a share of over 60% for flat steel, the same as in the electronic equipment segment. A gain of six percentage points in the home appliance segment is also worth mentioning.

- **Export Market**

In 2Q06, exports totaled 632 thousand tons (31% of total sales volume), representing an increase of 14% and accumulating a volume of 1.4 million tons in 1H06, 47% above the volume shipped in 1H05. Highlights go to exports of heavy plate, which increased 119%, hot rolled products, which increased 143% and cold rolled products, which increased 44%.

When compared to shipments in 1Q06, exports fell 16% with greater domestic market sales.

Sales Volume

Thousand tons	2Q 2006		2Q 2005		1Q 2006		Chg. 2Q06/2Q05	1H 2006		1H 2005		Chg. 1H06/1H05
Usiminas												
Domestic Market	832	75%	745	78%	724	68%	12%	1,556	72%	1,591	83%	-2%
Export Market	277	25%	212	22%	339	32%	31%	616	28%	326	17%	89%
Total	1,109	100%	957	100%	1,063	100%	16%	2,172	100%	1,917	100%	13%
Cosipa												
Domestic Market	564	61%	531	61%	478	54%	6%	1,042	58%	1,068	64%	-2%
Export Market	355	39%	341	39%	413	46%	4%	768	42%	613	36%	25%
Total	919	100%	872	100%	891	100%	5%	1,810	100%	1,681	100%	8%
System												
Domestic Market	1,396	69%	1,276	70%	1,202	62%	9%	2,598	65%	2,659	74%	-2%
Export Market	632	31%	553	30%	752	38%	14%	1,384	35%	939	26%	47%
Total	2,028	100%	1,829	100%	1,954	100%	11%	3,982	100%	3,598	100%	11%

Sales Volume Mix - 2Q06



Usiminas
Expt 25%
Dom Mkt 75%
Cosipa
Expt 38%
Dom Mkt 62%
System
Expt 31%

Exports by Country - 2Q06 and 1H06 (1000 ton)

Country	2Q06	%	1H06	%
USA	96.7	15%	290.8	21%
Mexico	67.9	11%	207.5	15%
Canada	46.2	7%	141.2	10%
Germany	80.6	13%	135.7	10%
Thailand	98.7	16%	98.7	7%
Other	45.3	7%	114.6	8%
Chile	16.6	3%	64.1	5%
Spain	28.4	4%	59.1	4%
Argentina	27.3	4%	56.0	4%
South Korea	9.6	2%	48.2	3%
India	47.0	7%	47.0	3%
Colombia	16.6	3%	36.8	3%
Venezuela	23.1	4%	35.2	3%
Taiwan	16.0	3%	24.6	2%
Portugal	12.0	2%	24.5	2%
Total	**632.0**	100%	**1384.0**	100%

Economic and Financial Performance

Net Revenue

In 2Q06, net revenue totaled R$ 3.1 billion, 3% higher in comparison with 1Q06, due to greater sales volume. Over the half, net revenue totaled R$ 6.0 billion, 14% lower than in 1H05. In spite of the high shipments in the period, the decline was the result of three factors: lower prices, changing mix (greater share of exports) and the exchange rate (appreciation of the real against the dollar).

In 2Q06, total per-ton net revenue (domestic and export markets) of Usiminas/Cosipa reached R$ 1,419/ton, 3% above net per-ton revenue in 1Q06.

COGS

In 2Q06, the cost of goods sold (COGS) totaled R$ 2.0 billion, remaining stable in comparison to 1Q06 COGS, with a decrease of R$ 29 million (1.4%).

The per-ton cost of goods sold (Usiminas and Cosipa) in the quarter was R$ 975/ton.

In 1H06, COGS totaled R$ 4.1 billion, 12% above that of 1H05. The following are the main variations:

The main item is raw materials, which accounted for 50% of production cost in 1H06. When compared to 1H05, they showed a reduction of 6% in value. However, higher coal and zinc costsoffset a reduction in the cost of coke and other raw materials.

Other cost items, such as supplies, electrical energy and third-party services, increased in the 1st half.

Gross Profit

Gross profit was R$ 1.0 billion in 2Q06, 14% greater than in 1Q06. Gross margin rose from 30% in 1Q06 to 33% in 2Q06. In 1H06, gross profit totaled R$ 1.9 billion and gross margin was 32%, lower compared with the results in 1H05.

The Company is implementing an action plan focused on process improvement and cost reduction with a view to achieve better margins and value generation.

Operating Profits before Financial Expense (EBIT)

Operating profit before financial expense grew 20% compared to 1Q06 and totaled R$ 0.9 billion. In the 1H06, it totaled R$ 1.6 billion, 44% lower than in 1H05.

Operating expenses and revenues declined 16% in 2Q06 from 1Q06. The main variations were in Sales Expense, which were 6% lower, mainly due to decrease in demurrage expense; SG&A grew 23% as a result of increase in sundry expense and labor adjustments, as well as Other Expenses and Operational Revenue, which showed a non-recurring gain due to reversion of provision for fiscal contingencies - PIS/COFINS.

The amount of operational expense and revenues in 1H06 showed a reduction of 27% compared to 1H05. The main variations were sales expense, which were 17% above, basically due to greater expenses with distribution cost due to large export volume and payment of demurrage. SG&A increased 7% basically due to effects of labor adjustments. Other expense and revenues showed gains in the period, a consequence of actuarial surplus at FEMCO (Cosipa pension fund) and a non-recurring gain with reversion of provision for fiscal contingencies relative to PIS/COFINS.

EBITDA

Ebitda was R$ 1.0 billion in 2Q06, 15% above the total posted in the previous quarter. Ebitda margin rose from 31% to 34% in 2Q06.
Accumulated Ebitda in 1H06 was R$ 2.0 billion, 42% below 1H05. Ebitda margin was 33% in 1H06 versus 48% in 1H05, for the reasons already explained above.

Financial Result

Net financial expense declined 34% in relation to 1Q06 mainly due to the reduction of exchange losses and swap transactions.
In 1H06, net financial expense declined R$ 140 million (41%) in relation to 1H05 basically due to lower exchange losses and swap transactions, as well as reduction of interest payment on debt.

Equity Income

In the consolidated quarterly results, the highlights are Ternium and MRS, which contributed with R$ 35 million and R$ 13 million, respectively.

Financial Result and Indebtedness

Total consolidated debt went from R$ 3.3 billion on 3/31/06 to R$ 3.6 billion on 6/30/06, of which 26% denominated in local currency and 74% in foreign currency. Considering cash and securities, net debt on 6/30/06 totaled R$ 1.6 billion, equivalent to US$ 0.7 billion. Short-term debt accounted for 28% and long-term debt for 72%, which is considered an adequate profile by the Company. The Net Debt/Ebitda ratio, which on 3/31/06 was 0.3 times, rose to 0.4 times on 6/30/06. Effective debt amortization in 1H06 was R$ 59 million.



Consolidated Net Debt / EBITDA
2,7 2,6 2,5 2,3 2,1 1,6 1,1 0,7 0,4 0,4 0,4 0,4 0,3 0,4
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06
CND (US$ billion) CND/EBITDA



EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41% 31% 31% 34%
258 255 225 263 318 422 538 652 646 655 539 404 414 479
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06
EBITDA (US$ million) EBITDA Margin

Income Tax and Social Contribution

In the quarter, the amount referring to income tax was impacted by a provision for payment of interest on equity capital, according to determination of the Board of Directors in the most recent meeting, which authorized constitution of a provision for this purpose.

Net Income

Usiminas posted a consolidated net income of R$ 704 million in 2Q06, 104% higher than in 1Q06, due to the effects mentioned above. In 1H06, net profit was R$ 1.0 billion, with a net margin of 17%, while net margin in 1Q06 was 12%, which reflects the Company has made to achieve better results, and confirms the expectations of better margins as of 2Q06.

Capital Expenditure

Capex in fixed assets totaled R$ 231 million, mainly on maintenance, technological updating of equipment and environmental protection.

Investment projects followed their normal course of technical specifications, price tenders, contract signing and construction, according to the established schedule.

The investments aim at quality and mix improvements, capacity expansion and cost reduction and have a total budget estimated between US$ 2.2 and US$ 2.4 billion. The main investments in the industrial facilities of Ipatinga and Cubatão and their benefits are detailed below:

USIMINAS - IPATINGA:

Blower for Blast Furnace No. 3: operating since Feb/06. It will increase nominal electrical power production by 6MW.

New Coke Oven Battery (No. 3): production of 750,000 tons/yr of coke as of 2H09, with a view to make coke production self-sufficient.

Steel Shop no. 3: improvements which will increase production of liquid steel to 2.8 million tons/yr as of 1H2010 and increase steel production volume with higher added value.

Heavy Plate Mill: increase in the production capacity by 300,000 tons/yr as of 1H2010 with quality improvements for API steel.

New Thermoelectric Power Plant: will provide generation of 60 MW of electrical power at the mill as of April 2008, using off gases.

COSIPA - CUBATÃO:

Hot Strip Mill No. 2: production of 2.25 million tons/yr of hot rolled strip as of 1H2010 in the first phase and 4.65 million tons in the second phase.

Modernization of Continuous Casting Machine no. 3: increase production capacity in the steel shop by 190,000 tons/yr as of January 2008, making it possible to produce higher value-added steel demanded by secondary steel refining for vacuum degassing and ladle furnace.

Pressure Recovery Turbine on Blast Furnace no. 2: provide average electrical power generation of 11.9 MW/h as of 2H2008.

Revamping no. 5 of Blast Furnace no. 1: will assure production increase and provide operational guarantee as of January 2008.

Capital Markets

• Bovespa Index Performance

Usiminas preferred class "A" shares (USIM5), which have greater liquidity, fell 3.2% in the period, while the Ibovespa Index fell 3.5%. On the other hand, voting shares (USIM3) appreciated 1.3%, above the industry average. The performance follows a highly volative market, in which global investors paid close attention to data on the US economy because of US interest rate outlook.

Considering the period between 01/01 to 06/30/06, USIM5 shares appreciated 39.7%, while the IBOVESPA Index appreciated only 9.5%.

On 6/30/06, USIM5 preferred PN shares were quoted at R$ 77.65 and USIM3 ON voting shares were R$ 85.00. Trading volume in the period (considering ON and PN shares) was R$ 6.0 billion. The Company continued to be recommended as an investment option among the companies in the steel industry, according to market consensus of its prospective performance.

Trading Summary Table for Usiminas Shares - 2Q06

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 06/30/06
USIM3 (ON)	1,469	2,078	184,834	1.3%	R$ 85.00
USIM5 (PNA)	98,588	76,191	5,840,256	-3.2%	R$ 77.65
USNZY (ADR)	34	754	25,907	-3.4%	US$ 35.75
XUSI (Latibex)	30	530	15,653	-5.1%	€ 28,39
IBOVESPA	3,101,993	1,283,492,797	134,651,156	-3.5%	36,630

USIM5 vs Ibovespa and Steel Industry

(12/29/2005 = base 100)


150
130
110
90
70
50
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
139,7
131,9
109,5
IBOVESPA
USIM5
SID

Usiminas ranks fourth among the companies with greatest weight in the IBOVESPA, with a share of 5.22% in the theoretical portfolio. The Ibovespa, main index in the São Paulo Stock Exchange, is used by the entire market as basis for decision making.
According to the ranking elaborated by Economática, Usiminas shares are among the five most traded in the Latin American market in 2006. The methodology adopted was that of daily average volume.

• ADR Performance in the US

In 2Q06, Usiminas shares traded in the United States as Level 1 - OTC (Over the Counter) ADRs ("USNZY"). They devalued 3.4%. USNZY was quoted at US$ 35.75 on 6/30/06.

• Latibex Madrid Performance

Listed on the Latibex since 7/05/05, Usiminas shares ("XUSI") already rank third among the most traded shares and, in 2Q06, devalued 5.1%. The share was quoted at EUR 28.39 on 6/30/06.

• Shareholder Composition

The Company's capital totals R$ 5.4 billion that represent 225,285,820 shares - 112,280,152 voting shares, 112,591,092 preferred class A shares and 414,576 preferred class B shares. From the adjusted net income of the fiscal year, a minimum legal share (25%) is destined for remuneration of the shareholders. Holders of preferred shares received dividends 10% greater than those attributed to voting shares.

• Cosipa issues Eurobond in the amount of US$ 200 million

Cosipa issued 10-year bonds in the amount of US$ 200 million, with a coupon of 8.25% per year, paid semestrally at the price of 99.165% over the face value of the security. The bonds will mature on June 14, 2016 and received a risk classification of BB+ by Standard & Poor's and a Ba2 rating by Moody's. The bonds have a yield for the investor of 8.375% per year (spread of 335 basis points above Treasury notes in the United States).

This issue had a demand of 2.3 times its size, and the coordinating banks are ABN AMRO and UBS. Funds are destined to finance investment needs of Cosipa.

Subsidiary Cosipa maintains two Eurobonds outstanding: the first, in the amount of US$ 75 million, was issued in November 2003, with maturity set for November 2006 and coupon of 7.25%; the second, in the amount of US$ 175 million, was issued in January 2004 and will come due in January 2009 with a coupon of 8.25%.

Other Highlights

• Usiminas receives award from Arvin Meritor

Wheel manufacturer Arvin Meritor awarded Usiminas the "Distinguished Supplier Award 2006 - Steel Industry" during its II Annual Supplier Mercosur Meeting in Campinas, SP. Usiminas is an exclusive supplier of hot rolled products to Arvin Meritor and this was the fifth prize received. The awarded companies are chosen by automotive industry clients. Commercial service, delivery performance, development and product quality, in addition to partnership in new business were the criteria used by Arvin Meritor for giving the award.

• Usiminas is a finalist in the Transparency Award

Usiminas is one of ten publicly-traded companies that are finalists in the 10th Transparency Awards 2006, sponsored by the National Association of Finance, Administrative and Accounting Executives (ANEFAC), by the Accounting Research, Actuarial and Financial Institute Foundation (FIPECAFI) and SERASA.

This is the fourth time that Usiminas is nominated for the awards. The Company was also nominated in 1998, 2003 and 2005.

The prize is nationally recognized for its sobriety and technical rigor with which participants are selected and the winners are chosen. The candidates nominated to receive the awards are companies that publish accounting statements in a clear, precise and transparent manner, demonstrating the respect of the company for its consumers, shareholders, investors, customers, suppliers, creditors and society as a whole.

- **Usiminas is a finalist in the National and Regional Analyst Association (APIMEC) Awards**

Usiminas was nominated to two other prizes this quarter: National and MG Apimecs. The Company is competing in two of the six categories of the national awards: Investor Relations Professional and Publicly listed company. With regard to the Regional Apimec Award in Minas Gerais, it is competing in the Quality - Best Meeting Category. These Apimec awards are the oldest conceded to professionals, companies and institutions that significantly contribute to the technical improvement and development of capital markets.

- **Cosipa signs BNDES financing contract**

Subsidiary Cosipa signed a financing contract with BNDES in the amount of R$ 130 million, destined for investments in modernization of its no. 3 continuous casting machine and installation of a pressure recuperating turbine on its Blast Furnace no. 2. Such investments will make it possible to increase steel shop capacity by 190,000 tons of liquid steel per year and increase own generation of electrical power in its industrial facilities located in Cubatão, SP. The financing matures in five years with two-year grace period and the cost is TJLP + 2.5% per annum and currency basket +2.5% per annum.

Other Companies of the Usiminas System (non-consolidated information)

Ternium

On 8/02/06, Ternium released its 2Q06 figures, as per the table below:

Summary of Results	2Q06	1H06
Product shipments - thsd t	2,412.9	4,660.8
Net Sales - US$ million	1,709.1	3,238.0
Gross profit - US$ million	631.0	1,172.7
Operating profit - US$ million	476.7	869.2
EBITDA - US$ million	582.2	1,082.7
EBITDA Margin	34%	33%
Net profit - US$ million	289.2	483.7

Ternium's results continued to show improvement in 2Q06. Revenues increased compared to 1Q06 as a result of better prices and sales volume. These factors associated to stable costs produced an increase in EBITDA margin.

Demand for steel products in the main markets where Ternium sells maintained the positive trend during the second quarter, as is the case with the main economies in South and Central America. Prices for steel products increased in the period mainly in North America. Ternium expects that demand and prices for its products remain stable and does not foresee any seasonal impact relative to raw materials cost and energy cost fluctuations.

Ternium is one of the largest steel producers in the Americas, offering a large array of products including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% share of Ternium's capital, in which it is a partner with the Techint Group.

Unigal

A joint venture between Usiminas and Nippon Steel, the company processes cold rolled coils by the hot dip galvanized process.

In 2Q06, 110.1 thousand tons were processed, 11% above the volume shipped in 2Q05. In 1H06, a total of 217.5 thousand tonswere processed, around 7% higher in comparison to the same period in 2005.

Net revenue in 2Q06 totaled R$ 35.4 million, (R$ 75.6 million in 1H06), a decrease of 33% in relation to 2Q05 (28% less than in 1H05).

In the quarter, EBITDA reached R$ 29.9 million, accumulating a total of R$ 62.4 million in 1H06. Net profit reached R$ 6.5 million and accumulated R$ 1.7 million in the 1st half.

Usiminas has 79.3% of Unigal's capital.

MRS Logistica

On 7/26/06, MRS released in 2Q06 results as per the table below:

Summary of Results	2Q06	1H06
Volume transported - million tons	27.9	52.9
Gross Revenues - R$ million	548.9	1,027.0
Net Revenues - R$ million	474.0	885.4
Operating Profit (before financial results) - R$ million	193.7	348.6
EBITDA - R$ million	224.8	410.4
EBITDA Margin	47%	46%
Net Profit - R$ million	114.5	212.9

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transporation market, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It also contains the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas has 20% of the voting capital and is part of the Company's controlling group.

Usiminas Mecânica

The Company recorded a net profit of R$ 3.7 million in 1H06. It is worth mentioning that current results are due to the slowdown in the operations seen in 4Q05 and 1Q06. With market recovery, the outlook for the 2nd half is favorable.

Usiminas holds 99.98% of Usiminas Mecânica's capital.

Highlights

- **UMSA concludes repair of CSN blast furnace in record time**

On 6/23/06, the repair work on CSN's No. 3 blast furnace was delivered in Volta Redonda, RJ. Responsible for the supply of 60% of the pig iron used in its steel production of around 6 million tons, the blast furnace was halted for five months after an accident on January 22.

Usiminas Mecânica is the only company in Brazil capable of making such repair and overcame the challenges in a short time, demonstating capacity to mobilize and manage the works, guaranteeing the quality of services and equipment within safety requirements.

- **Partnership**

Usiminas Mecânica is today the largest constructor of metallic structures for Petrobras. In addition to the P-50 and P-47 platforms, the Company is also responsible for the supply of structure for four more platforms for petroleum extraction still under construction: P-51, P-52, P-53 and P-54. In order to build these modules, UMSA uses special high strength steel produced by Usiminas and Cosipa.

- **Passageway Bridge (Ponte da Passagem)**

After competing with the main construction companies in the country, UMSA won the public tender made by the Espírito Santo state government for construction of the Passageway Bridge (Ponte da Passagem), in Vitória. The bold project consists of a cable suspension bridge with 60-meter high steel tower, two 12-meter wide lanes and three traffic lanes each way. The construction may becomethe new calling card for the state's capital city. Deadline for conclusion of the bridge is 12 months.

Other Information:
Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (31) 3499-8710

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: (31) 3499-8056

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: (31) 3499-8619

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: (11) 5070-8980 (Cosipa - SP)
Tel: (31) 3499-8617 (Usiminas - BH)

FIRB
FINANCIAL INVESTOR RELATIONS

Financial Investor Relations Brasil
Lígia Montagnani – Consultant
Tel: +55 11 3897-6405
ligia.montagnani@firb.com

Custodian Bank: Banco Bradesco S/A
Shareholder Department
Phone: + 55 11 3684.9495

ADR's - Depositary Bank: The Bank of New York

Visit the Investor Relations site: http://www.usiminas.com.br/ri_investidores/

Conference call: Friday, August 11

Local, at 10 AM (Brasília).
Telephones for connection:
Brazil: (11) 4688-6301
Abroad: (+55 11) 4688-6301

International, at 11:30 AM (Brasília).
Telephones for connection:
USA: (1 800) 860-2442
Brazil: (11) 4613-6301
Other countries: (1 412) 858-4600

Pin numbers: **452** (local) / **954** (international)

The audio of the conference calls will be transmitted live through the Internet accompanied by slide presentation on the website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.



Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05
Net Revenues	**1,676,619**	**1,824,359**	**1,607,694**	-8%
Domestic Market	1,387,718	1,510,842	1,213,164	-8%
Export Market	288,901	313,517	394,530	-8%
COGS	(1,105,649)	(1,014,385)	(1,071,346)	9%
Gross Profit	**570,970**	**809,974**	**536,348**	**-30%**
Gross Margin	34%	**44%**	**33%**	**-10 p.p.**
Operating Income (Expenses)	**(48,820)**	**(82,525)**	**(93,143)**	**-41%**
Selling	(32,461)	(27,826)	(37,026)	17%
General and Administrative	(40,458)	(34,595)	(32,323)	17%
Others, Net	24,099	(20,104)	(23,794)	-220%
EBIT	**522,150**	**727,449**	**443,205**	**-28%**
EBIT Margin	31%	40%	28%	-9 p.p.
Financial Result	(24,361)	(89,227)	(58,354)	-73%
Financial Income	25,200	(25,914)	(10,216)	-197%
Financial Expenses	(49,561)	(63,313)	(48,138)	-22%
Equity Income	262,071	360,739	70,912	-27%
Operating Result	**759,860**	**998,961**	**455,763**	**-24%**
Non-Operating Income	1,055	713	1,245	48%
Profit Before Taxes	**760,915**	**999,674**	**457,008**	**-24%**
Income Tax / Social Contribution	(51,486)	(194,983)	(131,143)	-74%
Net Income	**709,429**	**804,691**	**325,865**	**-12%**
Net Margin	42%	44%	20%	-2 p.p.
Net Income per thousand shares	**3.23383**	**3.66806**	**1.48541**	**-12%**
EBITDA	**566,757**	**832,814**	**525,210**	**-32%**
EBITDA Margin	**33.8%**	**45.6%**	**32.7%**	**-11,8 p.p.**
Depreciation	65,261	64,327	65,189	1%
Provisions	(20,654)	41,038	16,816	0%



Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1H 2006	1H 2005	Chg. 1H06/1H05
Net Revenues	**3,284,313**	**3,727,523**	-12%
Domestic Market	2,600,882	3,180,068	-18%
Export Market	**683,431**	**547,455**	25%
COGS	(2,176,995)	(1,901,945)	14%
Gross Profit	**1,107,318**	**1,825,578**	-39%
Gross Margin	34%	49%	-15 p.p.
Operating Income (Expenses)	**(141,963)**	**(161,438)**	-12%
Selling	(69,487)	(49,952)	39%
General and Administrative	(72,781)	(62,058)	17%
Others, Net	305	(49,428)	-101%
EBIT	**965,355**	**1,664,140**	-42%
EBIT Margin	29%	45%	-16 p.p.
Financial Result	(82,715)	(118,935)	-30%
Financial Income	14,984	30,631	-51%
Financial Expenses	(97,699)	(149,566)	-35%
Equity Income	332,983	853,767	-61%
Operating Result	**1,215,623**	**2,398,972**	-49%
Non-Operating Income	2,300	2,938	-22%
Profit Before Taxes	**1,217,923**	**2,401,910**	-49%
Income Tax / Social Contribution	(182,629)	(570,136)	-68%
Net Income	**1,035,294**	**1,831,774**	-43%
Net Margin	32%	49%	-17 p.p.
Net Income per thousand shares	4.71923	8.34987	-43%
EBITDA	**1,091,967**	**1,832,927**	-40%
EBITDA Margin	33.2%	49.2%	-16,0 p.p.
Depreciation	130,450	127,749	2%
Provisions	(3,838)	41,038	0%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05
Net Revenues	**3,053,395**	**3,483,816**	**2,957,602**	**-12%**
Domestic Market	2,334,602	2,595,465	2,131,823	-10%
Export Market	**718,793**	**888,351**	**825,779**	-19%
COGS	(2,040,310)	(1,927,054)	(2,069,201)	6%
Gross Profit	**1,013,085**	**1,556,762**	**888,401**	**-35%**
Gross Margin %	33%	45%	**30%**	**-12 p.p.**
Operating Income (Expenses)	**(123,028)**	**(198,108)**	**(147,146)**	**-38%**
Selling	(65,959)	(60,836)	(69,972)	8%
General and Administrative	(74,173)	(66,731)	(60,468)	11%
Others, Net	17,104	(70,541)	(16,706)	-124%
EBIT	**890,057**	**1,358,654**	**741,255**	**-34%**
EBIT Margin %	**29%**	**39%**	**25%**	**-10 p.p.**
Financial Result	(77,665)	(174,840)	(118,331)	-56%
Financial Income	69,388	(111,538)	(20,521)	-162%
Financial Expenses	(147,053)	(63,302)	(97,810)	132%
Equity Income	48,156	26,057	(58,561)	85%
Operating Result	**860,548**	**1,209,871**	**564,363**	**-29%**
Non-Operating Income	688	669	11,290	3%
Profit Before Taxes	**861,236**	**1,210,540**	**575,653**	**-29%**
Income Tax / Social Contribution	(152,065)	(395,613)	(226,027)	-62%
Income before Taxes	**709,171**	**814,927**	**349,626**	**-13%**
Minority Interests	(5,122)	(4,473)	(5,013)	15%
Net Income	**704,049**	**810,454**	**344,613**	**-13%**
Net Margin	**23%**	**23%**	**12%**	**0 p.p.**
Net Income per thousand shares	3.20930	3.69433	1.57087	-13%
EBITDA	**1,046,473**	**1,629,244**	**908,039**	**-36%**
EBITDA Margin %	**34.3%**	**46.8%**	**30.7%**	**-12,5 p.p.**
Depreciation	171,999	198,452	170,838	-13%
Provisions	(15,583)	72,138	(4,054)	-122%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1H 2006	1H 2005	Chg. 1H06/1H05
Net Revenues	**6,010,997**	**6,953,815**	-14%
Domestic Market	4,466,425	5,395,871	-17%
Export Market	1,544,572	1,557,944	-1%
COGS	(4,109,511)	(3,657,840)	12%
Gross Profit	**1,901,486**	**3,295,975**	-42%
Gross Margin	32%	**47%**	**-15 p.p.**
Operating Income (Expenses)	**(270,174)**	**(368,044)**	-27%
Selling	(135,931)	(116,305)	17%
General and Administrative	(134,641)	(126,016)	7%
Others, Net	398	(125,723)	-100%
EBIT	**1,631,312**	**2,927,931**	-44%
EBIT Margin	27%	42%	-15 p.p.
Financial Result	(195,996)	(335,618)	-42%
Financial Income	64,738	(34,539)	-287%
Financial Expenses	(260,734)	(301,079)	-13%
Equity Income	(10,405)	174,624	-106%
Operating Result	**1,424,911**	**2,766,937**	-49%
Non-Operating Income	11,978	2,135	461%
Profit Before Taxes	**1,436,889**	**2,769,072**	-48%
Income Tax / Social Contribution	(378,092)	(940,515)	-60%
Income before Taxes and Profit Sharing	1,058,797	1,828,557	-42%
Profit Sharing	(10,135)	(16,750)	-42%
Net Income	**1,048,662**	**1,811,807**	-42%
Net Margin	17%	26%	-9 p.p.
Net Income per thousand shares	4.78017	8.42327	-43%
EBITDA	**1,954,512**	**3,359,273**	-42%
EBITDA Margin	32.5%	48.3%	-15,8 p.p.
Depreciation	342,837	338,299	1%
Provisions	(19,637)	93,043	-121%



Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 2Q 2006	Parent Company 2Q 2005	Consolitaded 2Q 2006	Consolitaded 2Q 2005
Operating Activities				
Net Income (Loss) in the Period	709,429	804,691	704,049	810,454
Financial Expenses and Monetary Var/Net Exchge Var	(114,037)	48,764	(25,213)	(4,305)
Depreciation, Exhaustion and Amortization	65,261	64,327	172,016	197,921
Investment Write-offs (Decrease in Permanent Assets)	(38)	4,419	14	4,631
Equity in the Results of Subsidiaries/Associated Companies	(262,070)	(360,739)	(48,156)	(26,093)
Dividend Income from Subsidiaries	0	0	5,122	3,079
Income Tax and Social Contribution	51,486	194,983	152,065	395,125
Provisions	(52,435)	(25,740)	(53,738)	17,254
Adjustment for Minority Participation	0	0	0	1,723
Total	**397,596**	**730,705**	**906,159**	**1,399,789**
Increase/Decrease of Assets				
Accounts Receivables	27,776	(52,091)	(35,139)	(54,920)
Inventories	(5,495)	(124,815)	(44,190)	(407,737)
Recovery of Taxes	(10,301)	3,776	(9,040)	78,624
Deferred Income Tax & Social Contrb'n	(24,902)	56,327	136	89,983
Judicial Deposits	(9,483)	(6,820)	(32,122)	(12,160)
Accounts Receivables from Affiliated Companies	556,907	17,282	10,727	(25,636)
Others	(11,249)	119,903	21,635	81,002
Total	**523,253**	**13,562**	**(87,993)**	**(250,844)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	50,711	100,443	60,428	165,105
Amounts Owed to Affiliated Companies	36,375	4,942	17,291	(26,931)
Customers Advances	4,866	(2,532)	70,335	(32,861)
Tax Payable	17,007	(50,691)	28,740	(75,686)
Income Tax and Social Contribution	(71,647)	(93,831)	(167,987)	(174,658)
Others	(40,767)	(155,126)	(31,841)	(178,196)
Total	**(3,455)**	**(196,795)**	**(23,034)**	**(323,227)**
Cashflow Generated from Operating Activities	**917,394**	**547,472**	**795,132**	**825,718**
Financial Activities				
Inflow of Loans and Financing	1,515	0	504,878	93,347
Payment of Loans and Financing	(34,146)	(47,934)	(242,786)	(338,337)
Interest paid on Loans, Financ., & taxes payable in installments	(20,136)	(13,598)	(69,283)	(76,736)
Swap Operation Redemptions	(154,380)	0	(311,046)	140
Dividends Paid	(529,897)	(785,719)	(543,414)	(785,719)
Net Funds from Financial Activities	**(737,044)**	**(847,251)**	**(661,651)**	**(1,107,305)**
Investment Activities				
(Additions) in Long-term Investments	(527,320)	(7,833)	0	(25,647)
(Additions) to Permanent Assets, except Deferred Charges	(71,530)	(91,559)	(119,755)	(129,601)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(598,850)**	**(99,392)**	**(119,755)**	**(155,248)**
Exchange Variation of Cash and Cash Equivalents	**153,547**	**(28)**	**148,456**	**(64,238)**
Cash Balance Change	**(264,953)**	**(399,199)**	**162,182**	**(501,073)**
At the Beginning of the Period	1,126,582	1,469,959	1,879,794	2,333,825
At the End of the Period	861,629	1,070,760	2,041,976	1,832,752



Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	1H 2006	1H 2005	1H 2006	1H 2005
Operating Activities				
Net Income (Loss) in the Period	1,035,294	1,831,774	1,048,662	1,811,772
Financial Expenses and Monetary Var/Net Exchge Var	(225,859)	122,242	(124,906)	189,099
Depreciation, Exhaustion and Amortization	130,450	127,749	342,837	337,768
Investment Write-offs (Decrease in Permanent Assets)	115	13,646	151	14,074
Equity in the Results of Subsidiaries/Associated Companies	(332,983)	(853,767)	10,405	(175,331)
Dividend Income from Subsidiaries	0	0	10,135	12,321
Income Tax and Social Contribution	182,629	570,136	378,092	938,388
Provisions	(55,657)	(20,158)	(78,823)	40,955
Adjustment for Minority Participation	0	0	0	1,723
Total	**733,989**	**1,791,622**	**1,586,553**	**3,170,769**
Increase/Decrease of Assets				
Accounts Receivables	19,394	8,933	29,668	180,184
Inventories	114,641	(264,163)	70,891	(668,236)
Recovery of Taxes	(21,229)	(1,789)	(14,000)	61,711
Deferred Income Tax & Social Contrb'n	(5,934)	170,417	28,325	251,926
(Decrease) in Judicial Deposits	(7,701)	(6,955)	(36,697)	(17,288)
Accounts Receivables from Affiliated Companies	554,360	26,844	281,220	(27,123)
Others	18,824	129,557	7,494	161,114
Total	**672,355**	**62,844**	**366,901**	**(57,712)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	48,479	165,515	6,650	192,019
Amounts Owed to Affiliated Companies	37,815	51,417	9,611	41,836
Customers Advances	8,333	(3,380)	114,531	(637)
Tax Payable	10,901	(37,637)	45,933	(72,813)
Income Tax and Social Contribution	(328,202)	(413,247)	(619,792)	(585,446)
Others	(35,782)	(222,042)	72,670	(181,010)
Total	**(258,456)**	**(459,374)**	**(370,397)**	**(606,051)**
Cashflow Generated from Operating Activities	**1,147,888**	**1,395,092**	**1,583,057**	**2,507,006**
Financial Activities				
Inflow of Loans and Financing	2,226	0	545,724	206,626
Payment of Loans, Financing and Debentures	(166,945)	(374,779)	(604,446)	(990,367)
Interest paid on Loans, Financ. & taxes payable in installments	(53,264)	(52,777)	(167,089)	(193,636)
Swap Operation Redemptions	(259,383)	(15,830)	(463,530)	(78,005)
Dividends Paid	(536,747)	(792,728)	(550,264)	(807,639)
Net Funds from Financial Activities	**(1,014,113)**	**(1,236,114)**	**(1,239,605)**	**(1,863,021)**
Investment Activities				
(Additions) in Long-term Investments	(527,320)	(295,624)	(262,029)	(391,572)
(Additions) to Permanent Assets, except Deferred Charges	(119,486)	(191,783)	(231,091)	(255,124)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(646,806)**	**(487,407)**	**(493,120)**	**(646,696)**
Exchange Variation of Cash and Cash Equivalents	**292,741**	**1,050**	**260,990**	**(66,711)**
Cash Balance Change	**(220,290)**	**(327,379)**	**111,322**	**(69,422)**
At the Beginning of the Period	1,081,919	1,398,139	1,930,654	1,902,174
At the End of the Period	861,629	1,070,760	2,041,976	1,832,752



Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company 30-jun-06	Parent Company 31-dec-05	Consolidated 30-jun-06	Consolidated 31-dec-05
Current Assets	3,159,251	3,719,421	6,602,557	6,640,126
Cash and Cash Equivalents	861,629	1,081,919	2,041,976	1,930,654
Trade Accounts Receivable	856,070	875,464	1,642,623	1,682,139
Taxes Recoverable	34,622	13,393	101,535	87,535
Inventories	1,150,836	1,265,477	2,460,970	2,531,861
Deferred Income Tax & Social Contrb'n	190,346	184,412	202,317	243,617
Other Securities Receivables	65,748	298,756	153,136	164,320
Long-Term Receivable	755,346	1,090,700	1,311,080	1,549,137
Deferred Income Tax & Social Contrb'n	491,550	491,550	837,641	824,666
Related Company Credits	6,219	327,405	1,059	267,140
Deposits at Law	182,319	174,618	340,640	303,943
Taxes Recoverable	23,774	42,074	45,623	63,989
Others	51,484	55,053	86,117	89,399
Permanent Assets	9,309,823	8,460,759	10,152,705	10,005,995
Investments	5,888,177	5,028,034	1,606,724	1,356,091
Property, Plant and Equipment	3,421,646	3,432,725	8,518,726	8,621,736
Deferred	-	-	27,255	28,168
Total Assets	13,224,420	13,270,880	18,066,342	18,195,258

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 30-jun-06	Parent Company 31-dec-05	Consolidated 30-jun-06	Consolidated 31-dec-05
Current Liabilities	1,429,094	2,111,496	3,309,044	3,940,371
Loans and Financing and Taxes Payable in Installments	329,534	543,092	1,002,957	1,182,990
Suppliers, Subcontractors and Freight	192,963	144,484	401,746	395,096
Taxes, Charges and Payroll Taxes	249,449	386,736	453,709	676,851
Related Companies	104,431	66,616	67,819	58,208
Financial Instruments	54,081	271,587	497,457	675,817
FEMCO	-	-	7,087	10,607
Dividends Payable	359,640	540,544	361,064	546,955
Others	138,996	158,437	517,205	393,847
Long-Term Liabilities	2,302,070	2,351,422	5,213,227	5,418,178
Loans and Financing and Taxes Payable in Installments	700,546	724,773	2,345,684	2,436,823
Related Companies	59,041	57,658	11,186	14,062
Provision for Contingencies	552,246	579,083	1,030,900	1,058,218
Actuarial Liability	898,628	899,990	983,176	980,086
Financial Instruments	12,995	-	260,915	336,736
FEMCO	-	-	289,485	312,153
Others	78,614	89,918	291,881	280,100
Minority Interests	-	-	92,839	84,139
Shareholders' Equity	9,493,256	8,807,962	9,451,232	8,752,570
Capital	5,400,000	2,400,000	5,400,000	2,400,000
Reserves	3,057,962	2,494,671	3,002,570	2,434,141
Revenues from Fiscal Year	1,035,294	3,913,291	1,048,662	3,918,429
Total Liabilities and Shareholders' Equity	13,224,420	13,270,880	18,066,342	18,195,258

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05
Net Revenues	**1,234,902**	**1,469,912**	**1,113,086**	**-16%**
Domestic Market	880,383	964,218	734,745	-9%
Export Market	354,519	505,694	378,341	-30%
COGS	(875,836)	(848,717)	(862,620)	3%
Gross Profit	**359,066**	**621,195**	**250,466**	**-42%**
Gross Margin	**29%**	42%	23%	-13 p.p.
Operating Income (Expenses)	**(37,988)**	**(77,135)**	**(13,948)**	**-51%**
Selling	(15,931)	(14,970)	(16,052)	6%
General and Administrative	(15,073)	(14,835)	(11,176)	2%
Others, Net	(6,984)	(47,330)	13,280	-85%
EBIT	**321,078**	**544,060**	**236,518**	**-41%**
EBIT Margin	**26%**	37%	21%	-11 p.p.
Financial Result	(46,999)	(29,246)	(34,216)	61%
Operating Result	274,079	514,814	202,302	-47%
Non-Operating Income	(490)	(486)	(465)	1%
Profit Before Taxes	**273,589**	**514,328**	**201,837**	**-47%**
Income Tax / Social Contribution	(91,220)	(175,583)	(67,234)	-48%
Minority Interests	(1,672)	(1,366)	(989)	22%
Net Income	**180,697**	**337,379**	**133,614**	**-46%**
EBITDA	**416,824**	**698,153**	**307,054**	**-40%**
EBITDA Margin	**33.8%**	**47.5%**	**27.6%**	**-13,7 p.p.**

R$ thousand	1H 2006	1H 2005	Chg. 1H06/1H05
Net Revenues	**2,347,988**	**2,827,565**	**-17%**
Domestic Market	1,615,128	1,936,524	-17%
Export Market	732,860	891,041	-18%
COGS	(1,738,456)	(1,564,409)	11%
Gross Profit	**609,532**	**1,263,156**	**-52%**
Gross Margin	**26%**	45%	-19 p.p.
Operating Income (Expenses)	**(51,936)**	**(134,293)**	**-61%**
Selling	(31,983)	(33,084)	-3%
General and Administrative	(26,249)	(29,027)	-10%
Others, Net	6,296	(72,182)	-109%
EBIT	**557,596**	**1,128,863**	**-51%**
EBIT Margin	**24%**	40%	-16 p.p.
Financial Result	(81,215)	(153,876)	-47%
Operating Result	476,381	974,987	-51%
Non-Operating Income	(955)	(1,245)	-23%
Profit Before Taxes	**475,426**	**973,742**	**-51%**
Income Tax / Social Contribution	(158,454)	(335,165)	-53%
Minority Interests	(2,661)	(4,429)	-40%
Net Income	**314,311**	**634,148**	**-50%**
EBITDA	**723,878**	**1,367,779**	**-47%**
EBITDA Margin	**30.8%**	**48.4%**	**-17,6 p.p.**

Cashflow Generated from Operating Activities	335,103	302,087	[illegible]	[illegible]
Financial Activities				
Inflow of Loans and Financing	464,715	16,191	482,126	19,822
Payment of Loans, Financing and Debentures	(146,156)	(181,205)	(354,457)	(430,308)
Interest paid on Loans, Financ., Debent.and tax installments	(34,941)	(52,800)	(96,232)	(128,337)
Swap Operation Redemptions	(135,422)	16	(182,551)	(50,768)
Dividends Paid	(1,477)	(118,077)	(1,477)	(133,811)
Others	0	0	0	0
Net Funds from Financial Activities	146,719	(335,875)	(152,591)	(723,402)
Investment Activities				
(Additions) to Permanent Assets, except Deferred Charges	(36,864)	(40,749)	(91,706)	(62,264)
Funds Used for Investments	(36,864)	(40,749)	(91,706)	(62,264)
Exchange Variation of Cash and Cash Equivalents	(5,176)	(40,934)	(15,882)	(45,489)
Cash Balance Change	439,782	(115,471)	309,615	188,978
At the Beginning of the Period	457,399	637,836	587,566	333,387
At the End of the Period	897,181	522,365	897,181	522,365

Total Assets	7,525,497	7,342,516

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	30-Jun-06	31-Dec-05
Current Liabilities	1,496,879	1,864,879
Loans and Financing and Taxes Payable in Installments	580,910	688,995
Suppliers, Subcontractors and Freight	204,039	236,526
Taxes Payable in Installments	66,743	33,569
Income Tax and Social Contribution	93,356	202,338
Salaries	56,841	61,862
Financial Instruments	397,799	367,103
Actuarial Liability	7,087	10,605
Dividends Payable	1,424	205,467
Others	88,680	58,414
Long-Term Liabilities	2,705,395	2,743,920
Loans and Financing and Taxes Payable in Installments	1,673,291	1,576,109
Provision for Contingencies	403,020	402,445
Actuarial Liability	319,320	337,536
Financial Instruments	133,977	225,478
Deferred Income Tax & Social Contrb'n	171,073	147,431
Others	4,714	54,921
Minority Interests	30,380	29,185
Shareholders' Equity	3,292,843	2,704,532
Capital	2,037,814	1,763,814
Reserves	940,718	940,718
Revenues from Fiscal Year	314,311	-
Total Liabilities and Shareholders' Equity	7,525,497	7,342,516



Sales Volume Breakdown - Consolidated

Thousand tons	2Q 2006		2Q 2005		1Q 2006		Chg. 2Q06/2Q05	1H 2006		1H 2005		Chg. 1H06/1H0
TOTAL SALES	2,028	100%	1,829	100%	1,954	100%	11%	3,982	100%	3,598	100%	11%
Heavy Plates	443	22%	424	24%	365	19%	4%	808	20%	800	22%	1%
Hot Coils/Sheets	576	28%	434	24%	540	28%	33%	1,115	28%	945	26%	18%
Cold Coils/Sheets	505	25%	481	26%	521	27%	5%	1,028	26%	933	26%	10%
Electrogalvanized Coils	63	3%	55	3%	61	3%	15%	124	3%	128	4%	-3%
Hot Dip Galvanized Coils	107	5%	80	4%	105	5%	34%	212	5%	154	4%	38%
Processed Products	77	4%	79	4%	83	4%	-3%	159	4%	144	4%	10%
Slabs	257	13%	276	15%	279	14%	-7%	536	14%	494	14%	9%
TOTAL SALES - DOMESTIC MARKET	1,397	69%	1,275	70%	1,202	62%	10%	2,598	65%	2,660	74%	-2%
Heavy Plates	262	13%	353	19%	211	11%	-26%	473	12%	659	18%	-28%
Hot Coils/Sheets	528	26%	401	22%	434	23%	32%	961	24%	887	25%	8%
Cold Coils/Sheets	382	19%	336	18%	349	18%	14%	732	18%	729	20%	0%
Electrogalvanized Coils	54	3%	46	2%	44	2%	17%	98	3%	97	3%	1%
Hot Dip Galvanized Coils	86	4%	69	4%	77	4%	25%	163	4%	143	4%	14%
Processed Products	43	2%	43	2%	43	2%	0%	85	2%	85	2%	0%
Slabs	42	2%	27	1%	44	2%	56%	86	2%	60	2%	43%
TOTAL SALES - EXPORTS	631	31%	554	30%	752	38%	14%	1,384	35%	938	26%	48%
Heavy Plates	181	9%	71	4%	154	8%	155%	335	9%	141	4%	138%
Hot Coils/Sheets	48	2%	33	2%	106	5%	45%	154	4%	58	2%	166%
Cold Coils/Sheets	123	6%	145	8%	172	9%	-15%	296	7%	204	5%	45%
Electrogalvanized Coils	9	0%	9	0%	17	1%	0%	26	1%	31	1%	-16%
Hot Dip Galvanized Coils	21	1%	11	1%	28	1%	0%	49	1%	11	0%	345%
Processed Products	34	2%	36	2%	40	2%	-6%	74	2%	59	2%	25%
Slabs	215	11%	249	13%	235	12%	-14%	450	11%	434	12%	4%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,419	1,379	1,396	1,635	1,800	1,836
Heavy Plates	1,591	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,294	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,550	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	1,987	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	1,934	1,861	2,095	2,094	2,195	2,289
Processed Products	1,812	1,766	1,982	2,078	2,296	2,342
Slabs	656	692	644	803	1,052	1,081



Sectorial Sales - Consolidated

Thousand tonnes	2Q 06		2Q 05		1Q 06		Chg. 2Q06/2Q05
Domestic Market	1,396	100%	1,275	100%	1,202	100%	10%
Auto	179	13%	167	13%	153	13%	7%
Autoparts	255	18%	167	13%	223	19%	53%
Shipbuilding	5	0%	12	1%	4	0%	-59%
Line Pipes	71	5%	111	9%	71	6%	-36%
Small Diameter Pipes	107	8%	96	8%	92	8%	11%
Packaging	22	2%	20	2%	21	2%	9%
Household Appliances	34	2%	22	2%	29	2%	53%
Civil Construction	128	9%	96	8%	108	9%	34%
Electrical Equipment	67	5%	56	4%	59	5%	20%
Distributors	338	24%	307	24%	273	23%	10%
Industrial Equipment	58	4%	37	3%	41	3%	59%
Others	132	9%	184	13%	128	10%	-28%

Market Share - Usiminas System (*)

(% volume)

	1H06 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	53%	55%	60%
Auto	58%	59%	55%	62%
Autoparts	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	64%	66%	63%	58%
Household Appliances	39%	33%	36%	44%
Line Pipes	95%	94%	98%	95%
Small Diameter Pipes	52%	54%	60%	68%
Packaging	13%	14%	15%	16%
Civil Construction	44%	44%	48%	58%
Distributors	44%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-jun-06 Short Term	30-jun-06 Long Term	30-jun-06 TOTAL	31-dec-05 TOTAL	Chg. jun06/dec05
TOTAL DEBT					
Foreign Currency (*)	629,865	2,030,916	2,660,781	2,757,591	-4%
IGP-M	114,983	55,346	170,329	223,758	-24%
TJLP	216,740	94,525	311,265	404,768	-23%
Others	19,074	26,513	45,587	57,685	-21%
Sub-Total	980,662	2,207,300	3,187,962	3,443,802	-7%
Debentures	0	0	0	0	0%
Sub-Total	980,662	2,207,300	3,187,962	3,443,802	-7%
Taxes Payable in Installments	22,295	138,384	160,679	176,011	-9%
TOTAL	1,002,957	2,345,684	3,348,641	3,619,813	-7%
FEMCO	7,087	289,485	296,572	322,760	-8%
TOTAL DEBT	1,010,044	2,635,169	3,645,213	3,942,573	-8%
Cash and Cash Equivalents			2,041,976	1,930,654	6%
NET DEBT			1,603,237	2,011,919	-20%

(*) 91.2% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	2Q 2006	2Q 2005	1Q 2006	Chg. 2Q06/2Q05	1H 2006	1H 2005	Chg. 1H06/1H05
Monetary Effects	(13,296)	(24,869)	(18,324)	-47%	(31,620)	(54,318)	-42%
Exchange Variation	41,475	241,119	89,955	-83%	131,430	219,543	-40%
Hedge Income (Expenses)	(41,031)	(317,748)	(167,402)	-87%	(208,433)	(381,029)	-45%
Interest on Loans, Financing, ACC's and Pre-Payment	(66,174)	(87,033)	(70,604)	-24%	(136,778)	(180,468)	-24%
Financial Income	56,852	58,175	78,972	-2%	135,824	141,024	-4%
Other Financial Expenses	(55,491)	(44,484)	(30,928)	25%	(86,419)	(80,370)	8%
NET INTEREST INCOME	(77,665)	(174,840)	(118,331)	-56%	(195,996)	(335,618)	-42%

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Summary of the topics discussed in the meetings (extraordinary and ordinary) of the Board of Directors of Usiminas, of June 28, 2006:

Consolidated results (Usiminas/Cosipa) / expectations for the 1st semester: production of 4.2 million tonnes of crude steel and sales of 3.9 million tonnes;

Consolidated debt (up to 05/31/2006): reduction of US$226 million;

Funding in 2006 - Eurobond/10 years - US$200 million (Cosipa); Export pre-payment/7 years: US$150 million (Cosipa);

Investment Plans: The investments continue in Cosipa/Cubatão: Recovery Turbine of the Top Pressure in the Blast Furnace 2, Continuous Casting, Dredging of the Basin and the Channel of Piaçaguera. In Usiminas/Ipatinga: New Coke Plant (battery 5) and in the Thermoelectric Plant;

Loan from BNDES: Approved the Usiminas guarantee for obtaining of the financial collaboration from the National Economic and Social Development Bank- BNDES, in the amount of R$130 million (130 million brazilian real), destined to the integral subsidiary Companhia Siderúrgica Paulista/COSIPA (Continuous Casting);

Credit Limit close to BNDES - Approved the BNDES proposal, relative to concession of a revolving line of credit, in the amount of R$900 million, in the custom terms of that Bank;

Distribution limit of interests on equity capital: The Controller Superintendency informed to the Board of Directors that R$ 366 million is the legal potential for use of interests on equity capital. The Board of Directors authorized the accounting provision of a amount, being observed that referred limit.

Minutes of the Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, situated at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte, Capital of the State of Minas Gerais, on June 28, 2006, at 09:00 AM.

Presences - Bertoldo Machado Veiga, President; other Members: Antonio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda and Rinaldo Campos Soares (reporter). General Secretary: Juventino Moraes de Franca.

Topics/Deliberations:

GUARANTEE TO COSIPA - It was told that the Companhia Siderúrgica Paulista-COSIPA, integral subsidiary of Usiminas, obtained a financial collaboration from the Banco Nacional de Desenvolvimento Econômico e Social/BNDES (Decision nr. Dir. 174/2006-BNDES, partially altered by the Decision nr. Dir. 411/2006-BNDES), in the global amount of R$130,279,000.00 (hundred and thirty million, two hundred and seventy nine thousand real) destined to the modernization of the Continuous Casting Machine nr. 3, seeking an increase of 190 thousand tonnes/year of molten steel in the production capacity of the steel plant, as well as the installation of the recovery turbine of top pressure of Blast Furnace nr. 2, both in the Beneficiary's industrial unit, in Cubatão/SP, divided in 4 sub-credits (General Condition nr. 3): **Sub-credit A** - R$3,528,900.00, equivalent to US$1,646,326.10, considered the exchange rate, for sale, of the North American dollar, published by the Banco Central do Brasil for the date-base of 02/15/2006, to be provided with resources attracted by BNDES in foreign coin, without vinculum to on-lending in specific conditions, in the form of the Resolution nr. 1075/2004, of 03/01/2004, altered by the Resolution nr. 1103/2004, of 06/14/2004, from BNDES Management, observed the determination in the General Condition nr. 4; **Sub-credit B** - R$31,760,100.00, to be provided with ordinary resources from BNDES, which are composed, among other sources, by the resources of the Fundo de Amparo ao Trabalhador-FAT (Worker Support Fund), by the original resources of the FAT - Depósitos Especiais (Special Deposits) and by the Fundo de Participação PIS/PASEP (PIS/PASEP Participation Fund), respected, as for its allocation, the applicable legislation to each one of the mentioned sources, observed the determination in the General Condition nr. 8.2; **Sub-credit C** - R$9,499,000.00, equivalent to US$4,431,537.20, considered the exchange rate, for sale, of the North American dollar, published by the Banco Central do Brasil for the date-base of 02/15/2006, to be provided with resources funded by BNDES in foreign coin, without vinculum to on-lending in specific conditions, in the form of the Resolution nr. 1075/2004, of 03/01/2004, altered by the Resolution nr. 1.103/2004, of 06/14/2004, from BNDES Management, observed the determination in the General Condition nr. 4; and **Sub-credit D** - R$85,491,000.00, to be provided with ordinary resources from BNDES, which are composed, among other sources, for the resources of Fundo de Amparo ao Trabalhador-FAT, for the original resources of FAT- Depósitos Especiais and of Fundo de Participação PIS/PASEP, respected, as for its allocation, the applicable legislation to each one of the mentioned sources, observed the determination in the General Condition nr. 8.2.

Usiminas will participate as Intervenient, guaranteeing the operation, for the ends foreseen in the General Condition nr. 16 and in the Special Condition nr. 2, from BNDES.

The Board, taking into account that the above mentioned equipment reforms are inside of the technological updating program of the Sistema Usiminas, approved in the meetings of August 24 and November 23, 2005, authorized Usiminas to intervene the referred operation, in that Companhia Siderúrgica Paulista – COSIPA is the beneficiary. Nothing else being deliberated, the meeting closed up, being drawn up the respective minutes in the own book, with the signature of the present Board members and of the General Secretary.

Belo Horizonte, June 28, 2006.

Bertoldo Machado Veiga
President

Antônio Luiz Benevides Xavier | Gabriel Stoliar

Hidemi Kawai | Humberto Eudes Vieira Diniz

(Usiminas/RCA28.06.2006)

Kenichi Asaka Marcelo Pereira Malta de Araújo

Marcus Olyntho de Camargo Arruda Rinaldo Campos Soares.

Juventino Moraes de Franca (General Secretary)



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES

EBITDA is R$ 908 million and Net Income is R$ 345 million in 1Q06.

Rising demand and prices in domestic and international markets indicate positive outlook for the year.

"After an excellent year in 2004 and celebrating a 2005 with no less expressive results, we have arrived at the beginning of the year with markets still coming into balance between supply and demand, inventory levels and prices. Even in the face of constant challenges, the first quarter 2006 results produced operational cash generation measured by EBITDA of R$ 908 million and net income of R$ 345 million. We are confident in our planning. We have already observed a recovery in domestic market growth in the first quarter through significant expansion of the main segments. The numbers point to the beginning of a reversal trend after continuous declines over the last four quarters. In the external markets, our optimism is reinforced by rising demand in the main trading blocks, confirming the expectation of continuity in growth of the international economy and in inter-country transactions, which will allow us to affirm that expectations for the year are quite positive. We are firmly carrying out our investment plans, which will even further consolidate our domestic market leadership. Also, as we have always affirmed, we continue to be alert for opportunities that will strengthen the Usiminas System which may arise." declaration of Rinaldo Campos Soares – Chief Executive Officer.

Highlights

R$ million	1Q 2006	1Q 2005	4Q 2005	Chg. 1Q06/1Q05
Total Sales Volume (000 t)	1,954	1,768	1,981	11%
Net Revenues	2,958	3,470	2,969	-15%
Gross Profit	888	1,739	912	-49%
Operating Result (EBIT) a	741	1,569	743	-53%
Financial Result	(118)	(161)	(162)	-26%
Net Income	345	1,001	1,325	-66%
EBITDA b	908	1,730	910	-48%
EBITDA (R$/t)	465	979	459	-53%
Total Assets	17,817	17,510	18,195	2%
Net Debt	1,497	2,591	2,012	-42%
Stockholders' Equity	9,097	6,951	8,753	31%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

1Q06

Belo Horizonte, May 9,2006 – A Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) announced today its first quarter 2006 results (1Q06). The operational and financial information of the Company, except where indicated to the contrary, are presented based on consolidated figures in reais according to Brazilian law. All comparisons made in this release take into consideration the same period of 2005 (1Q05), except when specified differently.

Latibex LATINOAMÉRICA EN EUROS

COMPANHIA LISTADA USIM5 BOVESPA

ADR Level I

3/31/2006

Closing Quotes

USIM3	R$ 83.87 / ação
USIM5	R$ 80.25 / ação
USNZY	US$ 37.00 (1 ADR = 1 ação)
XUSI	€ 29,93

Market Capitalization - Bovespa

R$	18.1 billion
US$	8.3 billion

INVESTOR RELATIONS

Bruno Seno Fusaro
Investor Relations Officer
Tel: (55 31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br

FIRB
Financial Investor Relations Brasil
Lígia Montagnani – IR Consultant
Tel: (55 11) 3897-6405
ligia.montagnani@firb.com



The Usiminas System in 1Q06

- Production: 2.1 million tonnes of crude steel
- Sales: 1.9 million tonnes of products, with 62% in domestic and 38% in export markets
- Gross Operating Profit of **R$ 3.9 million**, being:
  - . **R$ 3.0 billion** in the Domestic Market (77%)
  - . **R$ 0.9 billion** in the Export Market (23%)
- Net Revenues of **R$ 3.0 billion.**
- Gross Profit of **R$ 888 million**
- Net Profit of **R$ 345 million**
- EBITDA de **R$ 908 million**
- EBITDA Margin: **31%**
- Debt Reduction of **US$ 165 million**
- Net Worth: **R$ 9.1 billion**
- Cash and Securities: **R$ 1.9 billion**
- Market Cap - 3/31/06: **R$ 18.1 billion (US$8.3 billion)**

Highlights

- ➢ Plants are operating at a normal rate.
- ➢ GM, Fiat and Honda recognize Usiminas product quality.
- ➢ Usiminas is domestic market leader with 51% market share.
- ➢ Investment Plan follows the established schedule.
- ➢ International demand is growing.
- ➢ Domestic demand moves upward in 1Q06 and indicates trend reversal.
- ➢ Pricing improvement for steel is forecast as of 2nd quarter.
- ➢ Usiminas shares significantly appreciated in the quarter in all stock markets.



Outlook

International Scenario

Demand is growing in the international trade blocks, confirming expectation of continuity in the growth of economy and trade in the main countries.

After the expected inventory adjustments occurred in the fourth quarter of 2005, forecast was for a reversal of the declining price curve in international prices and gradual price recovery and stability over 2006.

This expectation was confirmed, mainly in the **United States,** in spite of fears of a flood of imports, which would compromise price recovery there, especially due to the difference existing between prices in the Chinese and American markets. An increase in imports did occur, albeit at a lower than expected level, and price levels were not affected. Domestic mills were able to implement price increases for the first and second quarters due to the strong pace of the economy.

The **European Union** also showed recovery in both inventory levels and economic growth, although less intensively than verified in the Nafta and Asian regions. Price recovery is nevertheless in full course, with the market paying more for imports as local mills are able to push through price increases.

In **Asia**, led by **China**, are less clear. Recently, we observed two import peaks in imports due to low inventories and high demand, followed by two dips in demand because of excess inventories and consequent rapid price declines. After having ended 2005 with a declining market and at the end of the New Year festivities, the market is once again active, with economic growth above the government goals, low steel inventories and prices again on the rise, on the heels of the government's desire to close obsolete steel mills.

Maintenance of the growth trend in important regions, such as Russia, Eastern Europe and South America, allied to extraordinary events, such as blast furnace accidents in the period, contributed to prices above expectations at the end of 2005.

Price increases for steel products can also be explained by increases in the prices of scrap, pig iron, zinc and other alloys. In this manner, prices for the second quarter are increasing and the expectation is for pricing strength in the third quarter, leveling off thereafter with stable demand, possibly with production costs continuing to exercise pressure.

Main flat steel export prices in 2Q06

FOB Base Prices (w/o extras)	US$/tonne
Slab	400 - 450
Heavy Plate	600
Hot Rolled Coil	500 - 520
Cold Rolled Coil	620 - 650
Galvanized Coil	800 - 850 (*)

(*) influenced by the cost of zinc, which went from a level of US$ 1,300/t to US$ 2,700/t

Domestic Scenario

In spite of turbulence provoked by the change of command in the government's economic leadership, the country showed itself to be more mature and less susceptible to changes that could generate mistrust by the market and instability in the economy. Within the context of a probable scenario of maintenance of exchange rate stability and significant trade surpluses, entry of new foreign investment, inflation under control and declining country risk, economic activity continues on a positive path.

Additionally, the expectation of reduction in interest rates, greater availability of credit and increase in income and investments are factors that point to a positive economic performance in 2006. In the first quarter, the market for steel products expanded significantly in the main industries, growing 11.4% compared to 4Q05, as shown below:

Industrial Segment Demand

Industry	Variation %
Automotive	15.1
Agricultural/Highway Eqmt.	39.0
Industrial	26.2
Electronics	14.1
Home Appliances	12.6
Civil Construction/shapes	3.3
Distribution	13.2
Large-diameter pipes	85.9
Total	**11.4**

The figures point to the beginning of a market recovery, after continuous declines over all four quarters in 2005. Even taking into account the ever-present risks, such as economic turbulence in the Brazilian economy provoked by political disputes and significant increases in petroleum prices and increases in international interest rates and slowdown in the global economy, our expectation is that demand will grow with market consolidation.

Sector Analysis Highlights

Automotive Industry (automobile and auto parts): ANFAVEA predicts 4.5% increase in vehicle production in 2006. Consequently, the industry should maintain growing demand in function of the excellent performance of domestic sales and a vigorous export program. In 1Q06, sales grew 13.6% compared to the same period in 2005, being that reduced interest rates and longer financing payment terms are contributing to sales performance.

Civil Construction: The industry should show the effects of incentives already given to the sector, in addition to activities that will come because of the increase in infrastructure investment.

Distribution: The highlight is for inventory levels, the lowest over the last three years. Distribution segment purchases in March have already signaled recovery, which should occur over the coming months.

Raw Materials

In the iron ore market, strong demand continues and Chinese imports remain at a high level. In 2006, the transoceanic market should record a 10% increase in volume, which represents 70 million more tonnes than in 2005. With renewed confidence in the steel industry, it would not be any surprise if Chinese demand for iron ore set new import records. Preliminary data in March indicates imports of 29.5 million tonnes, 2 million tonnes above the previous record in November 2005. Suppliers are preparing another round of price increases stimulated by favorable market conditions. However, price negotiations have not yet been concluded, because the Chinese have fought against a long-term price arrangement. The negotiations are already the second most protracted in history.

In relation to coal, 2006/07 negotiations have been more favorable for the purchasing side. Most of the steel mills around the world are overstocked, which has delayed the negotiation process. There are indications of price reductions between 10% and 40%, depending on the type of coal. That is, whereas, in the past, price lists were established, in 2006, a price-quality relationship will be reinstated.

Alloy, metals and refractories supply trade was normal in 1Q06. The fact that deserved greatest attention was the average price increase of aluminum and zinc on the London Metals Exchange (6% and 17%, respectively) in 1Q06 over 4Q05. This mainly occurred by virtue of the entry of China in the international market due to energy rationing that affected the country (since the production processes of aluminum and zinc are energy intensive), in addition to speculation on the Exchange.

Steel Industry - Production and Demand

World

According to data from IISI - International Iron and Steel Institute - world steel production in 1Q06 was 284.1 million tonnes of crude steel, 5% above that in the same period in 2005.

China continues to be one of the main steel producers in the world, corresponding to 32.4% of total world production.

Brazil

Production:

According to data from IBS, in 1Q06 7.2 million tonnes of crude steel were produced, a decrease of 9.5% in relation to 2005. Usiminas accounted for 29.2% of the total. Steel production (flat and long) reached 5.4 million tonnes, 4.1% lower than in 1Q05.

In 1Q06, Brazilian production represented 68% of South American production and around 50% of Latin American production.

Demand:

The flat steel market ended 1Q06 with demand 16% lower than in the same period of 2005. However, it is worthwhile to recall that the market at that time was heated and had continuous declines over the entire year of 2005.

Compared to 4Q05, flat steel demand in 1Q06 grew 11.4%, recovering market in practically all segments. The automotive industry is one of the highlights, having maintained strength in the beginning of the year as it did the last quarter. Flat steel demand in 2006 should be positively impacted by domestic market activity, differently than in the last two years, when exports played a key role in the formation of domestic demand. We expect positive behavior in the domestic appliance, civil construction and distribution segments.

Usiminas System - Production and Sales

Production (Crude Steel)

Thousand tons	1Q 2006	1Q 2005	4Q 2005	Chg. 1Q06/1Q05	Chg. 1Q06/4Q05
Usiminas	1,110	1,135	1,131	-2%	-2%
Cosipa	992	1,032	1,023	-4%	-3%
Total	2,102	2,167	2,154	-3%	-2%

The Ipatinga and Cubatão production facilities operated normally, within production planning. In 1Q06, crude steel production in both mills totaled 2.1 million tonnes. Semi-finished and finished steel production was 1.9 million tonnes. The mills continued their cost reduction campaigns and productivity and process improvement programs. A highlight at the Cubatão plant is the recertification of the JIS seal (Japanese Industrial Standard), which will permit exports of products to Japan for use in civil construction, attesting to the quality of the steel fabricated in compliance to strict Japanese standards.

On 3/31/06, the effective workforce at the two companies was 13,654 people.

Consolidated Sales (000 t)



1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
31%
46%
38%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
Domestic Market
Export Market

In 1Q06 total sales were 1.9 million tonnes, with 62% earmarked for the domestic market and 38% for export. The volume was 11% above that sold in 1Q05 (in line with 4Q05 volume) and occurred due to a 95% increase in exports, since domestic demand retracted in the period.

- Domestic Market

In 1Q06, sales reached 1.2 million tonnes (62% of total Sales), a retraction of 13% compared to 1Q05, following a market decline of around 16% between the two periods. It is worthwhile to mention that 1Q05 was a record quarter. Reduction in volume occurred in all product lines except in Hot Dip Galvanized products, reflecting the strong performance in the automotive industry.

Market Share: the Usiminas System has a strategic commitment to the domestic market customers and maintained its market leadership with a market share of 51% at the end of the quarter (see related chart in attachments).

- Export Market

Exports of the Usiminas System grew 95% compared to 1Q05, increasing in all product lines. Export sales were 752 thousand tonnes, 38% of total sales. The five largest markets were the United States, Mexico, Canada, Germany and Chile, accounting for 70% of export volume of the Usiminas System.

Sales Volume

Thousand tons	1Q 2006		1Q 2005		4Q 2005		Chg. 1Q06/1Q05
Usiminas							
Domestic Market	724	68%	846	88%	628	64%	-14%
Export Market	339	32%	113	12%	347	36%	200%
Total	1,063	100%	959	100%	975	100%	11%
Cosipa							
Domestic Market	478	54%	537	66%	443	44%	-11%
Export Market	413	46%	272	34%	563	56%	52%
Total	891	100%	809	100%	1,006	100%	10%
System							
Domestic Market	1,202	62%	1,383	78%	1,071	54%	-13%
Export Market	752	38%	385	22%	910	46%	95%
Total	1,954	100%	1,768	100%	1,981	100%	11%

Sales Volume Mix - 1Q06


Usiminas
Expt
32%
Dom
Mkt
68%
Cosipa
Expt
46%
Dom
Mkt
54%
System
Expt
38%
Dom
Mkt
62%

Export Destination 1Q06


North
América
57%
Europe
11%
South
America
13%
Others
14%
Asia
Oceania
5%

Main Exports of the Usiminas System - 1st Quarter 2006

Country	1,000 tonnes	%
USA	193.9	25.8
Mexico	139.6	18.6
Canada	95.2	12.7
Germany	55.1	7.3
Chile	47.5	6.3
South Korea	38.6	5.1
Spain	30.1	4.0
Argentina	28.8	3.8
Colombia	20.3	2.7
Other	102.9	13.7
Total	**752.0**	**100.0**

Economic and Financial Performance

Net Revenues

In 1Q06, net revenues were R$ 3.0 billion, 15% below those in the same period of 2005. Even with sales volume 11% greater than in 1Q05, the fall in revenues occurred due to weak flat steel demand in the domestic market, a poorer product mix, decrease in the price of products in the international market associated to the appreciation of the real and consequent fall in export revenues. Nevertheless, compared to 4Q05, revenues remained practically at the same level as before.

In 1Q06, total net per-tonne revenues (domestic and export markets) of Usiminas/Cosipa reached R$ 1,379/tonne, practically the same level as in 4Q05.

COGS and Gross Profit

Cost of goods sold (COGS) in 1Q06 was R$ 2.1 billion pressured mainly by increases in the cost of raw materials and depreciation, compared to COGS in 1Q05. In the relation to the previous quarter, cost maintained the same level (only 0.6% higher). Cost of Goods Sold per tonne (Usiminas and Cosipa) in 1Q06 was R$ 989.75.

Gross profit in 1Q06 reached R4 888 million and gross margin was 30%.

Operating Profit Before Finance Expenses (EBIT) and EBITDA

Comparison to 1Q05 indicates that there were greater sales expenses due to greater export volume. SG&A remained stable. Other operating expenses decreased due to adjustment in actuarial tables of the complementary pension programs. Analysis in relation to 4Q05 indicates increase in sales expenses due to greater port expenses. SG&A fell as did other operating expenses due to adjustments in actuarial debt.

Operating profit before finance expenses (EBIT) reached R$ 741.3 million and EBIT margin was 25% in the period. EBITDA came to R$ 908.0 million maintaining a margin of 31%, the same as in the last quarter of 2005.

Financial Result and Indebtedness

In 1Q06, net finance expense (including monetary and exchange rate variations) was R$ 118.3 million, approximately R$ 43 million less (26%) than expense accounted for in 1Q05 and also 27% lower when compared to 4Q05. The reduction was primarily due to exchange rate gains and dollar-denominated debt of controlled companies (mainly Cosipa) and a reduction of 24% (8% in relation to 4Q05) of interest expenses on loans and financing as a consequence of debt amortization, compensating the increased expense in swap operations caused by the real's appreciation.

Total consolidated debt went from R$ 3.9 billion on 12/31/05 to R$ 3.3 billion on 3/31/06. Considering cash and securities on hand, net indebtedness went from R$ 2.0 billion to R$ 1.5 billion, equivalent to US$ 0.7 billion - 31% in local currency and 69% in foreign currency. The Net debt/EBITDA ratio decreased from 0.4X on 3/31/05 to 0.3X on 3/31/06. Effective amortization in the quarter was US$ 165 million.


Consolidated Net Debt / EBITDA
2,7 2,6 2,5 2,3 2,1 1,6 1,1 0,7 0,4 0,4 0,4 0,4 0,3
2,4 2,6 2,5 2,3 2,2 1,9 1,7 1,3 1,0 1,0 1,0 0,9 0,7
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06
CND (US$ billion) CND/EBITDA


EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41% 31% 31%
258 255 225 263 318 422 538 652 646 655 539 404 414
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06
EBITDA (US$ million) EBITDA Margin

Net Income

Usiminas accounted for a net consolidated income of R$ 345 million in 1Q06 with a net margin of 12%. The quarterly results are in line with planning. More importantly, the outlook for the year points toward margin improvement in the 2nd quarter of this year.

Investiments

Investment volume totaled R$ 111 million, practically the same amount invested in the same period of 2005. The funds were destined for maintenance, technology updating and environmental protection of the Usiminas System plants, following the schedule established by Management.

Capital Market

• Performance on the Bovespa - Ibovespa Index

Usiminas shares underwent significant appreciation in the period. Preferred class “A” shares (USIM5) - the most liquid - appreciated 44.3%, approximately 16 percentage points above the performance of other shares in the steel industry listed on the Stock Market and 31 percentage points above the appreciation of the IBOVESPA stock index. Ordinary shares (USIM3) appreciated even more: 63.5%. On 3/31/06, preferred (PN) class “A” shares were quoted at R$ 80.25 and ordinary (ON) shares were R$ 83.27. Trade volume in the period (considering ON and PN) was R$ 4.9 billion. The Company continued to be recommended for investment among companies in the industry according to market consensus on its prospective performance.

Trading Summary Table for Usiminas Shares - 1Q06

Stock, ADR or Index	Number of Trades	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 03/31/06
USIM3 (ON)	1,528	125	191,633	67.2%	R$ 83.87
USIM5 (PNA)	82,185	56,471	4,641,083	47.7%	R$ 80.25
USNZY (ADR)	33	2,228	73,848	57.4%	US$ 37.00
XUSI (Latibex	25	513	12,653	50.4%	€ 29,93
IBOVESPA	5,058,523	28,947	146,429,179	13.4%	37,952


USIM5 vs. Ibovespa and Steel Industry
(12/31/2004 = base 100)
140
130
120
110
100
90
80
70
128,8
113,4
dez-05
jan-06
fev-06
mar-06
IBOVESPA
USIM5
SID

Usiminas maintained fourth place among companies of greatest weight on the IBOVESPA, occupying a position of note with a participation of 5.59% in the Theoretical Ibovespa Index (in December). As the main index in the São Paulo Stock Exchange, the Ibovespa is used by the entire market as basis for decision making.

• ADR Performance in the United States

In 1Q06, Usiminas shares traded in the United States as ADR Level 1 in the OTC (Over the Counter) market appreciated 57.4% in dollars. The “USNZY” ticker was quoted at US$ 37.00 on 3/31/06.

• Performance on the Latibex (Madrid Stock Exchange)

Listed on the Latibex since 7/05/05, Usiminas shares have already reached 3rd place among the most traded shares, and in 1Q06, they appreciated 50.4% in Euros. The “XUSI” ticker was quoted at € 29.93 on 3/31/06.

• Shareholder Composition

The Companies registered capital is R$ 5.4 billion, divided into 225,285,820 shares - 112,280,152 ordinary shares and 112,589,841 preferred class A shares and 415,827 preferred class B shares (convertible into Class A preferred shares, with greater liquidity). Out of the adjusted net income of the fiscal year, a minimum parcel is destined to remunerate shareholders. The holders of preferred shares receive 10% more dividends than the holders of ordinary shares.

Other Participating Companies of the Usiminas System (non-consolidated information)

Ternium

On 4/28/06, Ternium announced its 1Q06 results, where the following are highlighted:

Main Results	1Q06	4Q05
Products shipped - thsd t	2,247.9	2,146.3
Net Revenues - US$ million	1,528.9	1,467.8
Gross Profit - US$ million	541.7	560.6
Operating Profit - US$ million	392.5	367.0
EBITDA - US$ million	500.5	489.7
EBITDA Margin	33%	33%
Net Income - US$ million	194.5	168.7

• 4Q05 was the first period when operations were consolidated to include Hylsamex operations.

• Performance in 1Q06 reflects the continued presence of the Company in steel market where it concentrates its businesses. Revenues increased in the quarter compared to the previous quarter of 2005 as a result of the record levels of production of Mexican subsidiary Hyslamex, supported by high shipment levels. EBITDA of US$ 500.5 million presented growth of 2% in relations to 4Q05, and margin remained stable at 33%. The increase in the cost of sales was compensated by reduction in SG&A. At the end of 1Q06, net income accounted for was US$ 194.5 million, 15.2% above profit achieved in 4Q05.

Ternium is one of the largest steel producers in the Americas, offering a wide variety of products among flat and long steel. The company has operating facilities in Mexico (Hyslamex), in Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas participates in Ternium together with the Techint group with a 14.25% capital share.

Unigal

Unigal is a joint venture between Usiminas and Nippon Steel. The Company processes cold rolled coils through the hot dip galvanizing process. In 1Q06, 110.2 thousand tonnes were processed, 5.5% above the volume shipped in 1Q05. Net revenue in 1Q06 was R$ 40.2 million, a decline of 23% in relation to 1Q05.

EBITDA reached R$ 32.5 million. Unigal registered a loss in 1Q06 of R$ 4.8 million, mainly due to the high cost of zinc (a raw material used in the production process) and to hedge expense.

Usiminas has 79.3% of Unigal's capital.

MRS Logística

In 1Q06, MRS had net revenue of R$ 411.5 million and EBITDA of R$ 185.6 million, with a margin of 45%. Net income in the period was R$ 98.4 million.

MRS Logística is a concessionaire that controls, operates and monitors the Southeastern Federal Railway Network. The company operates in the rail cargo market, interconnecting the states of Rio de Janeiro, Minas Gerais and São Paulo. In the region, it concentrates approximately 65% of Brazil's GDP, where the country's main industrial complexes are installed. It is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America) through the rail line.

The focus of MRS' business activities is in rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.



Usiminas has 20% of the voting capital and participation in the control group of the company.

The main results are summarized below:

Main Results	1Q06	4Q05
Volume shipped - million t	25.0	27.8
Gross Revenue - R$ million	478.1	540.3
Net Revenue - R$ million	411.5	464.8
Operating Profit (before financial results) - R$ million	154.9	182.8
EBITDA - R$ million	185.6	211.2
EBITDA Margin	45%	45%
Net Income - R$ million	98.4	105.4

Usiminas Mecânica

In spite of the good outlook for 2006, the Company incurred a loss of R$ 9.6 million due to a seasonal slowdown of activities occurred at the end of 2005 and beginning of 2006.

The capital goods and services company has a diversified, long-term portfolio. Highlights are: equipment and assembly of CSN's blast furnace, equipment and assembly of Alunorte expansion and conclusion of the structures of petroleum platform modules, revamping of the Bronx-Whitestone bridge in New York and port cranes.

Usiminas has 99.9% of Usiminas Mecânica's capital.

Events Subsequent to the End of the Quarter

- **General and Extraordinary Shareholders' Meeting on 4/10/06**

On 4/10/06, the ordinary and extraordinary shareholders' meetings were held, when the following business was approved: In the Ordinary General Meeting, approval of management's report for fiscal year 2005; destination of net income; establishment of annual global funds for remuneration of the administration and election of members of the Board of Directors. In the Extraordinary General Meeting, capital increase, without increase in the number of shares; updating of the number of preferred class "A" and "B" shares; alteration of the "caput" of article 5th of the corporate bylaws to record the determinations above; creation of another position of Director to meet the commercial restructuring of the Company with separation of domestic and export operations and change of article 23 of the corporate bylaws making the functioning of the fiscal council permanent.

- **Extraordinary Shareholders' Meeting of the Board of Directors on 4/11/06**

On 4/11/06, the Board of Directors of Usiminas met in extraordinary session for the purpose of electing the executive board of the Company with term until April 2008, being thus defined:

Chief Executive Officer: Rinaldo Campos Soares

Director of Development: Gabriel Márcio Janot Pacheco

Domestic Sales Director : Idalino Coelho Ferreira

Export Sales Director: Renato Vallerini Júnior

Industrial Director: Omar Silva Júnior

Finance and Investor Relations Director: Paulo Penido Pinto Marques

Director of Special Relations: Hiroyuki Nakagawa



- **Dividend Payment on 4/12/06**

Approved by the Board of Directors in its meeting of 3/08 and confirmed by the general shareholders' meeting on 4/10, Usiminas undertook to pay complementary dividends on 4/12/06 in the amount of R$ 305.7 million. With this disbursement, the total amount distributed to shareholders of dividends and interest on equity relative to fiscal year 2005 came to R$ 1.1 billion, corresponding to a payout ratio of 30%.

Other Highlights

- **General Motors and Fiat Brasil recognize Usiminas among their best suppliers**

General Motors Corp. awarded Usiminas with its "Global Supplier of the Year" award in a ceremony held at its Automotive Engineering Center in Warren, Michigan.

Usiminas was one of two steel companies in the world to receive the GM "Global Supplier of the Year" award. GM is world leader in the auto manufacturing and is the third largest customer of Usiminas in the industry. In Brazil, Usiminas has practically a 60% market share in the auto industry and sells on average 10 thousand tonnes per month to GM, mainly galvanized steel.

Usiminas also celebrates national recognition from Fiat, which has just conceded the steel mill the Qualitas Award - on the Path to Excellence award. As a supplier of flat steel, the leading company of the Usiminas System was awarded in three categories: "Quality", "Ecology and the Environment" and "Social Responsibility". Usiminas also received the "Fidelity 30 years" medal on completion of 30 years of supply to Fiat, since the start-up of operations of the auto maker in Brazil. Second largest customer of Usiminas and first in the auto industry, Fiat purchases on average 18 thousand tonnes of steel per month.

- **Honda - Distinguished Company**

On 3/29/06, at the 8th Honda Suppliers Meeting, Usiminas was presented with the "Distinguished Company" award, given to suppliers who have stood out in quality and service in 2005.

For more information, contact:
the Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (55 31) 3499-8710

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: (55 31) 3499-8619

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: (55 31) 3499-8056

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: (55 11) 5070-8980 (Cosipa - SP)
Tel: (55 31) 3499-8617 (Usiminas - BH)

Custodian Bank: Banco Bradesco S/A

Shareholder Department

Phone: + 55 11 3684 9495

ADR"s - Depositary Bank: The Bank of New York

Visit the Investor Relations Site: www.usiminas.com.br

Conference Call: Wednesday, May 10

Local, 10:00 AM (Brasília)..
Telefones for connexion:
Brazil: (55 11) 4613-0501
Abroad: (55 11) 4613-4525

Internacional, às 12:00 horas (Brasília).
Telefones for connection:
USA: (1 800) 860-2442
Brazil: (55 11) 4613-0502
Other Countries: (1 412) 858-4600

Pin number: **178** (local) / **939** (international)

The conference call will transmitted via the Internet, along with a slide presentation at
www.usiminas.com.br



Income Statement - Parent Company

Brazilian GAAP (Corporate Law)

R$ thousand	1Q 2006	1Q 2005	4Q 2005	Chg. 1Q06/1Q05
Net Revenues	**1,607,694**	**1,903,164**	**1,575,741**	**-16%**
Domestic Market	1,213,164	1,669,226	1,157,444	-27%
Export Market	394,530	233,938	418,297	69%
COGS	(1,071,346)	(887,560)	(992,282)	21%
Gross Profit	**536,348**	**1,015,604**	**583,459**	**-47%**
Gross Margin	**33%**	**53%**	**37%**	**-20 p.p.**
Operating Income (Expenses)	**(93,143)**	**(78,913)**	**(24,477)**	**18%**
Selling	(37,026)	(22,126)	(23,658)	67%
General and Administrative	(32,323)	(27,463)	(37,638)	18%
Others, Net	(23,794)	(29,324)	36,819	-19%
EBIT	**443,205**	**936,691**	**558,982**	**-53%**
EBIT Margin	**28%**	**49%**	**35%**	**-21 p.p.**
Financial Result	(58,354)	(29,708)	(35,059)	96%
Financial Income	(10,216)	56,545	86,747	-118%
Financial Expenses	(48,138)	(86,253)	(121,806)	-44%
Equity Income	70,912	493,028	784,082	-86%
Operating Result	**455,763**	**1,400,011**	**1,308,005**	**-67%**
Non-Operating Income	1,245	2,225	894	-44%
Profit Before Taxes	**457,008**	**1,402,236**	**1,308,899**	**-67%**
Income Tax / Social Contribution	(131,143)	(375,153)	7,710	-65%
Net Income	**325,865**	**1,027,083**	**1,316,609**	**-68%**
Net Margin	**20%**	**54%**	**84%**	**-34 p.p.**
Net Income per thousand shares	**1.48541**	**4.68180**	**6.00157**	**-68%**
EBITDA	**525,210**	**1,000,113**	**576,077**	**-47%**
EBITDA Margin	**32.7%**	**52.6%**	**36.6%**	**-19,9 p.p.**



Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	1Q 2006	1Q 2005	4Q 2005	Chg. 1Q06/1Q05
Net Revenues	**2,957,602**	**3,469,999**	**2,968,559**	**-15%**
Domestic Market	2,131,823	2,800,406	2,018,852	-24%
Export Market	825,779	669,593	949,707	23%
COGS	(2,069,201)	(1,730,786)	(2,056,276)	20%
Gross Profit	**888,401**	**1,739,213**	**912,283**	**-49%**
Gross Margin %	**30%**	**50%**	**31%**	**-20 p.p.**
Operating Income (Expenses)	**(147,146)**	**(169,936)**	**(169,545)**	**-13%**
Selling	(69,972)	(55,469)	(57,998)	26%
General and Administrative	(60,468)	(59,285)	(74,689)	2%
Others, Net	(16,706)	(55,182)	(36,858)	-70%
EBIT	**741,255**	**1,569,277**	**742,738**	**-53%**
EBIT Margin %	**25%**	**45%**	**25%**	**-20 p.p.**
Financial Result	(118,331)	(160,778)	(161,640)	-26%
Financial Income	(20,521)	77,279	75,624	-127%
Financial Expenses	(97,810)	(238,057)	(237,264)	-59%
Equity Income	(58,561)	148,567	706,455	-139%
Operating Result	**564,363**	**1,557,066**	**1,287,553**	**-64%**
Non-Operating Income	11,290	1,466	(40,677)	670%
Profit Before Taxes	**575,653**	**1,558,532**	**1,246,876**	**-63%**
Income Tax / Social Contribution	(226,027)	(544,902)	86,373	-59%
Income before Taxes	**349,626**	**1,013,630**	**1,333,249**	**-66%**
Minority Interests	(5,013)	(12,277)	(8,668)	-59%
Net Income	**344,613**	**1,001,353**	**1,324,581**	**-66%**
Net Margin	**12%**	**29%**	**45%**	**-17 p.p.**
Net Income per thousand shares	1.57087	4.56452	6.03790	-66%
EBITDA	**908,039**	**1,730,029**	**909,975**	**-48%**
EBITDA Margin %	**30.7%**	**49.9%**	**30.7%**	**-19,2 p.p.**

Cash Flow

Brazilian GAAP (Corporate Law)

R$ thousand	Parent Company		Consolitaded	
	1Q 2006	1Q 2005	1Q 2006	1Q 2005
Operating Activities				
Net Income (Loss) in the Period	325.865	1.027.083	344.613	1.001.318
Financial Expenses and Monetary Var/Net Exchge Var	(111.822)	73.478	(99.693)	193.404
Depreciation, Exhaustion and Amortization	65.189	63.422	170.821	139.847
Investment Write-offs (Decrease in Permanent Assets)	153	9.227	137	9.443
Equity in the Results of Subsidiaries/Associated Companies	(70.913)	(493.028)	58.561	(149.238)
Dividend Income from Subsidiaries	0	0	5.013	9.242
Income Tax and Social Contribution	131.143	375.153	226.027	543.263
Provisions	3.741	5.582	(18.122)	23.701
Adjustment for Minority Participation	0	0	0	0
Total	**343.356**	**1.060.917**	**687.357**	**1.770.980**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(8.382)	61.024	64.807	235.104
Increase (Decrease) in Inventories	120.136	(139.348)	115.081	(260.499)
Increase (Decrease) in Recovery of Taxes	(10.928)	(5.565)	(4.960)	(16.913)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	18.968	114.090	28.189	161.943
Increase (Decrease) in Judicial Deposits	1.782	(135)	(4.575)	(5.128)
Others	27.526	19.216	256.352	78.625
Total	**149.102**	**49.282**	**454.894**	**193.132**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(2.232)	65.072	(53.778)	26.914
Amounts Owed to Affiliated Companies	1.440	46.475	(7.680)	68.767
Customers Advances	3.467	(848)	44.196	32.224
Tax Payable	(6.106)	13.054	17.193	2.873
Income Tax and Social Contribution	(256.555)	(319.416)	(451.805)	(410.788)
Others	(1.978)	(66.982)	104.511	4.188
Total	**(261.964)**	**(262.645)**	**(347.363)**	**(275.822)**
Cashflow Generated from Operating Activities	**230.494**	**847.554**	**794.888**	**1.688.290**
Financial Activities				
Inflow of Loans and Financing	711	0	40.846	113.279
Payment of Loans, Financing and Debentures	(132.799)	(326.845)	(361.660)	(652.030)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(33.128)	(39.179)	(97.806)	(116.900)
Swap Operation Redemptions	(105.003)	(15.830)	(152.484)	(78.145)
Dividends Paid	(6.850)	(6.943)	(6.850)	(37.206)
Net Funds from Financial Activities	**(277.069)**	**(388.797)**	**(577.954)**	**(771.002)**
Investment Activities				
(Additions) in Long-term Investments	0	(287.791)	(262.029)	(365.925)
(Additions) to Permanent Assets, except Deferred Charges	(47.956)	(100.224)	(111.336)	(125.511)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(47.956)**	**(388.015)**	**(373.365)**	**(491.436)**
Exchange Variation of Cash and Cash Equivalents	**139.194**	**1.078**	**112.534**	**(2.613)**
Cash Balance Change	**44.663**	**71.820**	**(43.897)**	**423.239**
At the Beginning of the Period	1.081.919	1.398.139	1.930.654	1.910.586
At the End of the Period	1.126.582	1.469.959	1.886.757	2.333.825



Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Parent Company		Consolidated	
	31-mar-06	31-dec-05	31-mar-06	31-dec-05
Current Assets	**3,641,743**	**3,719,421**	**6,379,672**	**6,640,126**
Cash and Cash Equivalents	1,126,582	1,081,919	1,886,757	1,930,654
Trade Accounts Receivable	883,846	875,464	1,617,879	1,682,139
Taxes Recoverable	24,321	13,393	92,495	87,535
Inventories	1,145,341	1,265,477	2,416,780	2,531,861
Deferred Income Tax & Social Contrb'n	165,444	184,412	209,591	243,617
Other Securities Receivables	296,209	298,756	156,170	164,320
Long-Term Receivable	**1,061,060**	**1,090,700**	**1,284,108**	**1,549,137**
Deferred Income Tax & Social Contrb'n	491,550	491,550	830,503	824,666
Related Company Credits	311,413	327,405	1,936	267,140
Deposits at Law	172,836	174,618	308,518	303,943
Taxes Recoverable	33,518	42,074	55,283	63,989
Others	51,743	55,053	87,868	89,399
Permanent Assets	**8,514,286**	**8,460,759**	**10,152,874**	**10,005,995**
Investments	5,098,947	5,028,034	1,564,350	1,356,091
Property, Plant and Equipment	3,415,339	3,432,725	8,560,813	8,621,736
Deferred	-	-	27,711	28,168
Total Assets	**13,217,089**	**13,270,880**	**17,816,654**	**18,195,258**

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-mar-06	31-dec-05	31-mar-06	31-dec-05
Current Liabilities	**1,845,422**	**2,111,496**	**3,677,712**	**3,940,371**
Loans and Financing and Taxes Payable in Installments	480,704	543,092	1,045,398	1,182,990
Suppliers, Subcontractors and Freight	142,252	144,484	341,318	395,096
Taxes, Charges and Payroll Taxes	254,554	386,736	454,773	676,851
Related Companies	68,056	66,616	50,528	58,208
Financial Instruments	201,022	271,587	758,161	675,817
FEMCO	-	-	9,674	10,607
Dividends Payable	539,537	540,544	545,947	546,955
Others	159,297	158,437	471,913	393,847
Long-Term Liabilities	**2,237,840**	**2,351,422**	**4,952,857**	**5,418,178**
Loans and Financing and Taxes Payable in Installments	585,325	724,773	2,044,241	2,436,823
Related Companies	58,433	57,658	12,778	14,062
Provision for Contingencies	593,798	579,083	1,071,595	1,058,218
Actuarial Liability	901,946	899,990	984,267	980,086
Financial Instruments	13,044	-	269,620	336,736
FEMCO	-	-	284,210	312,153
Others	85,294	89,918	286,146	280,100
Minority Interests	**-**	**-**	**88,902**	**84,139**
Shareholders' Equity	**9,133,827**	**8,807,962**	**9,097,183**	**8,752,570**
Capital	2,400,000	2,400,000	2,400,000	2,400,000
Reserves	6,407,962	2,494,671	6,352,570	2,434,141
Revenues from Fiscal Year	325,865	3,913,291	344,613	3,918,429
Total Liabilities and Shareholders' Equity	**13,217,089**	**13,270,880**	**17,816,654**	**18,195,258**



Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	1Q 06	1Q 05	4Q 05	Chg. 1Q06/1Q05
Net Revenues	**1,113,086**	**1,357,653**	**1,206,587**	**-18%**
Domestic Market	734,744	972,306	720,053	-24%
Export Market	378,342	385,347	486,534	-2%
COGS	(862,620)	(715,693)	(956,463)	21%
Gross Profit	**250,466**	**641,960**	**250,124**	**-61%**
Gross Margin	**23%**	**47%**	**21%**	**-24 p.p.**
Operating Income (Expenses)	**(13,948)**	**(57,157)**	**(69,535)**	**-76%**
Selling	(16,052)	(18,114)	(16,773)	-11%
General and Administrative	(11,176)	(14,192)	(12,004)	-21%
Others, Net	13,280	(24,851)	(40,758)	-153%
EBIT	**236,518**	**584,803**	**180,589**	**-60%**
EBIT Margin	**21%**	**43%**	**15%**	**-22 p.p.**
Financial Result	(34,216)	(124,630)	(130,099)	-73%
Operating Result	202,302	460,173	50,490	-56%
Non-Operating Income	(465)	(759)	(40,111)	-39%
Profit Before Taxes	**201,837**	**459,414**	**10,379**	**-56%**
Income Tax / Social Contribution	(67,234)	(159,582)	6,377	-58%
Minority Interests	(989)	(3,063)	(839)	-68%
Net Income	**133,614**	**296,769**	**15,917**	**-55%**
EBITDA	**307,054**	**669,626**	**302,830**	**-54%**
EBITDA Margin	**27.6%**	**49.3%**	**25.1%**	**-21 p.p.**



Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded	
	1Q 06	1Q 05
Operating Activities		
Net Income (Loss) in the Period	133,614	296,769
Financial Expenses and Monetary Var/Net Exchge Var	20,087	113,671
Depreciation, Exhaustion and Amortization	93,043	64,546
Investment Write-offs (Decrease in Permanent Assets)		220
Dividend Income from Subsidiaries	1	
Income Tax and Social Contribution	67,234	159,582
Provisions	(22,136)	16,826
Others adjustments	989	3,063
Adjustment for Minority Participation		(1)
Total	**292,832**	**654,676**
Increase/Decrease of Assets		
Increase (Decrease) in Accounts Receivables	118,255	154,612
Increase (Decrease) in Inventories	(9,627)	(75,268)
Increase (Decrease) in Recovery of Taxes	(311)	(1,024)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	2,786	33,734
Increase (Decrease) in Judicial Deposits	(7,128)	(4,365)
Others	2,041	57,590
Total	**106,016**	**165,279**
Increase (Decrease) of Liabilities		
Increase (Decrease) in Suppliers	(32,996)	(14,638)
Amounts Owed to Affiliated Companies	(570)	
Tax Payable	(139,093)	(105,256)
Income Tax and Social Contribution	(4,536)	
Others	13,038	17,985
Total	**(164,157)**	**(101,909)**
Cashflow Generated from Operating Activities	**234,691**	**718,046**
Financial Activities		
Inflow of Loans and Financing	17,411	3,631
Payment of Loans, Financing and Debentures	(203,080)	(244,280)
Interest paid on Loans, Financ., Debent.and tax installments	(56,005)	(69,738)
Swap Operation Redemptions	(47,129)	(50,784)
Dividends Paid		(15,734)
Others	(10,507)	(10,622)
Net Funds from Financial Activities	**(299,310)**	**(387,527)**
Investment Activities		
(Additions) to Permanent Assets, except Deferred Charges	(54,842)	(21,515)
Funds Used for Investments	**(54,842)**	**(21,515)**
Exchange Variation of Cash and Cash Equivalents	**(10,706)**	**(4,555)**
Cash Balance Change	**(130,167)**	**304,449**
At the Beginning of the Period	587,566	333,387
At the End of the Period	457,399	637,836



Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated	
	31-Mar-06	31-Dec-05
Current Assets	**2,098,800**	**2,349,188**
Cash and Cash Equivalents	457,399	587,566
Trade Accounts Receivable	468,494	586,749
Taxes Recoverable	15,629	17,978
Inventories	1,049,806	1,040,179
Deferred Income Tax & Social Contrb'n	38,890	51,986
Other Securities Receivables	68,582	64,730
Long-Term Receivable	**384,992**	**366,490**
Deferred Income Tax & Social Contrb'n	228,015	219,353
Deposits at Law	104,729	96,929
Taxes Recoverable	21,138	21,264
Others	31,110	28,944
Permanent Assets	**4,586,177**	**4,626,838**
Investments	132	131
Property, Plant and Equipment	4,559,821	4,600,125
Deferred	26,224	26,582
Total Assets	**7,069,969**	**7,342,516**



Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	31-Mar-06	31-Dec-05
Current Liabilities	**1,804,583**	**1,864,879**
Loans and Financing and Taxes Payable in Installments	591,613	688,995
Suppliers, Subcontractors and Freight	201,157	236,526
Taxes Payable in Installments	55,154	33,569
Income Tax and Social Contribution	94,298	202,338
Salaries	67,450	61,862
Financial Instruments	514,164	367,103
Actuarial Liability	9,674	10,605
Dividends Payable	205,467	205,467
Others	65,606	58,414
Long-Term Liabilities	**2,397,066**	**2,743,920**
Loans and Financing and Taxes Payable in Installments	1,341,259	1,576,109
Provision for Contingencies	404,213	402,445
Actuarial Liability	311,818	337,536
Financial Instruments	127,652	225,478
Deferred Income Tax & Social Contrb'n	158,162	147,431
Others	53,962	54,921
Minority Interests	**30,174**	**29,185**
Shareholders' Equity	**2,838,146**	**2,704,532**
Capital	1,763,814	1,763,814
Reserves	940,718	940,718
Revenues from Fiscal Year	133,614	-
Total Liabilities and Shareholders' Equity	**7,069,969**	**7,342,516**



Sales Volume Breakdown - Consolidated

Thousand tons	1Q 2006		1Q 2005		4Q 2005		Chg. 1Q06/1Q05
TOTAL SALES	1,954	100%	1,768	100%	1,981	100%	11%
Heavy Plates	365	19%	376	21%	303	15%	-3%
Hot Coils/Sheets	540	28%	511	29%	429	22%	6%
Cold Coils/Sheets	521	27%	454	26%	597	30%	15%
Electrogalvanized Coils	61	3%	73	4%	51	3%	-16%
Hot Dip Galvanized Coils	105	5%	73	4%	88	4%	44%
Processed Products	83	4%	63	4%	69	3%	32%
Slabs	279	14%	218	12%	444	23%	28%
TOTAL SALES - DOMESTIC MARKET	1,202	62%	1,383	78%	1,071	54%	-13%
Heavy Plates	211	11%	305	17%	190	10%	-31%
Hot Coils/Sheets	434	23%	486	28%	341	17%	-11%
Cold Coils/Sheets	349	18%	395	22%	353	18%	-12%
Electrogalvanized Coils	44	2%	51	3%	42	2%	-14%
Hot Dip Galvanized Coils	77	4%	73	4%	75	4%	5%
Processed Products	43	2%	40	2%	43	2%	8%
Slabs	44	2%	33	2%	27	1%	33%
TOTAL SALES - EXPORTS	752	38%	385	22%	910	46%	95%
Heavy Plates	154	8%	71	5%	113	7%	117%
Hot Coils/Sheets	106	5%	25	1%	88	4%	324%
Cold Coils/Sheets	172	9%	59	3%	244	12%	192%
Electrogalvanized Coils	17	1%	22	1%	9	0%	-23%
Hot Dip Galvanized Coils	28	1%	-	0%	13	1%	0%
Processed Products	40	2%	23	1%	26	1%	74%
Slabs	235	12%	185	11%	417	21%	27%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,379	1,396	1,635	1,800	1,836
Heavy Plates	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	1,861	2,095	2,094	2,195	2,289
Processed Products	1,766	1,982	2,078	2,296	2,342
Slabs	692	644	803	1,052	1,081



Loans and Financing by Index - Consolidated

R$ million	31-mar-06 Short Term	Long Term	TOTAL	31-dec-05 TOTAL	Chg. mar06/dec05
TOTAL DEBT					
Foreign Currency (*)	671,633	1,675,707	2,347,340	2,757,591	-15%
IGP-M	110,832	55,694	166,526	223,758	-26%
TJLP	215,471	140,187	355,658	404,768	-12%
Others	18,746	29,289	48,035	57,685	-17%
Sub-Total	**1,016,682**	**1,900,877**	**2,917,559**	**3,443,802**	-15%
Taxes Payable in Installments	28,716	143,364	172,080	176,011	-2%
TOTAL	**1,045,398**	**2,044,241**	**3,089,639**	**3,619,813**	-15%
FEMCO	9,674	284,210	293,884	322,760	-9%
TOTAL DEBT	**1,055,072**	**2,328,451**	**3,383,523**	**3,942,573**	-14%
Cash and Cash Equivalents			**1,886,757**	**1,930,654**	-2%
NET DEBT			**1,496,766**	**2,011,919**	-26%

(*) 99.2% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	1Q 2006	1Q 2005	4Q 2005	Chg. 1Q06/1Q05
Monetary Effects	(39,333)	(29,180)	(28,219)	35%
Exchange Variation	110,964	(21,841)	(59,568)	-608%
Hedge Income (Expenses)	(167,402)	(63,281)	(25,786)	165%
Interest on Loans, Financing, ACC's and Pre-Payment	(70,604)	(93,435)	(76,977)	-24%
Financial Income	78,972	82,906	76,542	-5%
Other Financial Expenses	(30,928)	(35,947)	(47,632)	-14%
NET INTEREST INCOME	**(118,331)**	**(160,778)**	**(161,640)**	**-26%**



USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, situated at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in this city of Belo Horizonte/MG, on April 11, 2006, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other Members: Antonio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda and Murilo Pinto de Oliveira Ferreira. General Secretary: Juventino Moraes de Franca.

Topics/Deliberations:

Election of the Management for the biennium 2006/2008 – The Board, since the competence that it attributes the art. 142 of Law nr. 6.404, of December 15, 1976, and the art. 13 (a) of the Bylaws, elected for Directors of the Company, with mandate until April, 2008: **CEO – Director-President RINALDO CAMPOS SOARES,** brazilian, married, engineer, Identity Card M-1-266.463/SSPMG, CIC 013.097.816-72, with address at Rua Professor José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG - ZIP CODE 31310-260;

Development Director - GABRIEL MÁRCIO JANOT PACHECO, brazilian, married, engineer, Identity Card M-830.195/SSPMG, CIC 043.508.046-68, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG, ZIP CODE 31310-260; **Commercial Director for Domestic Market - IDALINO COELHO FERREIRA,** brazilian, married, engineer, Identity Card M-212.070/SSPMG, CIC 007.413.536-87, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG; **Industrial Director - OMAR SILVA JÚNIOR,** brazilian, married, engineer, Identity Card M-1.714.163/SSPMG, CIC 061.477.806-97, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG, ZIP CODE 31310-260; **CFO and Investor Relations Director - PAULO PENIDO PINTO MARQUES,** brazilian, married, engineer, Identity Card M-751.698/SSPMG, CIC 269.139.176-00, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG, ZIP CODE 31310-260; **Commercial Director for Foreign Market - RENATO VALLERINI JÚNIOR,** brazilian, married, CI M-594.953/SSPMG, CIC 007.357.336-34, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG, ZIP

CODE 31310-260; **Special Relations Director - HIROYUKI NAKAGAWA,** japanese, married, lawyer, Passport nr. TG7788498, Foreign Identity Card RNE: VO57933-6, CIC nr. 343.528.217/72, with address at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, in Belo Horizonte/MG, ZIP CODE 31310-260.
Nothing else being deliberated, the meeting closed up, being drawn up the respective Minutes in the own book, with the signature of the present Board members as well as the General Secretary.

Belo Horizonte, April 11, 2006.

Bertoldo Machado Veiga
President

Other Members:

Antônio Luiz Benevides Xavier	**Gabriel Stoliar**
Hidemi Kawai	**Humberto Eudes Vieira Diniz**
Kenichi Asaka	**Marcelo Pereira Malta de Araújo**
Marcus Olyntho de Camargo Arruda	**Murilo Pinto de Oliveira Ferreira**

GENERAL SECRETARY
Juventino Moraes da Franca

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly-traded Company

GENERAL ORDINARY MEETING
GENERAL EXTRAORDINARY MEETING

The Meetings were held on April 10, 2006 at 3:00 PM in the company's headquarters at Rua Prof. José Vieira de Mendonça, Bairro Engenho Nogueira, 3.011, in this city of Belo Horizonte. The business of the day was set forth with the presence of shareholders representing quorum above the legal requirement. Also present were Messrs. Bertoldo Machado Veiga, Chairman; José Ruque Rossi, President of the Fiscal Council; and João Ricardo Pereira da Costa, representative of Independent Auditors Ernst&Young. President Rinaldo Campos Soares and Secretary Juventino Moraes de Franca conducted the business of the day. The meetings were called as per notice published in the month of March 2006 in the following newspapers: **Minas Gerais**, *Section I (on March 23, 24 and 25 - pages 43, 76 e 66, respectively),* **Estado de Minas** (March 23, 24 and 25 - pages 29, 31 and 20, respectively) and **Gazeta Mercantil** (March 23, 24 and 27 - pages A/11, A/22 and A/11, respectively), "for the purpose of deliberating on the following topics: **I) – in the General Ordinary Meeting**: **1)** Management Report and Financial Statements for the fiscal year ended December 31, 2005; **2)** destination of net profit for the fiscal year and ratification of intermediate and complementary dividends and interest on equity capital; **3)** determination of the annual global remuneration of Management and; **4)** election of the members of the Board of Directors, effective members and substitutes. (In the terms of CVM Instruction nr. 165, of 12/11/91, and nr. 282, of 06/26/1998, the minimum percentage to require the adoption of multiple vote is 5% of the voting capital); **II) - in the General Extraordinary Meeting**: **a)** capital stock increase without increase of the number of shares from R$2,400,000,000.00 to R$5,400,000,000.00 (five billion four hundred *million real), with the utilization of the* Investments and Working Capital Reserve in the amount of R$3,000,000,000.00, as a consequence of excess profit reserves in compliance with art. 199 of Law nr. 6404/1976; **b)** updating of the number of class "A" preferred shares and class "B" preferred shares by virtue of the conversion of class "B" shares into the same number of class "A" shares, in accordance with a§ 4th of art. 5th of the Corporate Bylaws; **c)** alteration of the "caput" of art. 5th of the Corporate Bylaws to record the above deliberations; **d)** creation of another Management position to attend the restructuring of the commercial area of the Company, with separation between domestic market and export operations, with alteration of art. 16 of the Corporate Bylaws; **e)** alteration of art. 23 of the Corporate Bylaws to make the functioning of the Fiscal Council permanent." The Notice, set forth in art. 133 of Law nr. 6404/76, was published in the following newspapers: **Gazeta Mercantil** (on 03/09/06, 03/10/06 and 03/11/06, pages A/15, A/9 and A/9, respectively), **Estado de Minas** *(on*
03/09/06, 03/10/06 and 03/11/06, pages 22, 22 and 07 in Section 1, respectively) and **Minas Gerais** (on 03/09/06, 03/10/06 and 03/11/06, pages 55, 47 and 38, respectively). **DELIBERATIONS** (all unanimously): Initially, the drawn up of the joint Minutes in a summary form was approved. In the **General Ordinary Meeting**: **I-** the documents referred to in item 1 were approved **1)** business of the day published on last March 30 in newspapers **Minas Gerais** (pages 47/54 - Section I), **Estado de Minas** (pages 10/15) and **Gazeta Mercantil** (pages A-09/A-14); **II)** Management's proposal to destine net income of fiscal year ended December 31, 2005 in the amount of R$3,913,291,233.65 (three billion nine hundred thirteen million two hundred ninety one thousand two hundred thirty three brazilian real and sixty five centavos), in the following manner **a)** 5% to constitute Legal Reserve, i.e. R$195,664,561.68 (one

Juventino Moraes da Franca
OAB/MG – 6.174

FERREIRA CUSTÓDIO, portuguese, married, attorney, OAB/SP 24.975, CIC Nr. 449329288-15, resident in São Paulo/SP, at Rua Dr. Acácio Nogueira, 127, Pacaembú – CEP 01248-040; and **substitute Gueber Lopes**, brazilian, married, administrator, RG M-5.231.812/SSPMG, CIC Nr. 805848298-68, resident in São Paulo/SP, at Rua Elba, 1112/31, Ipiranga – CEP 04285-001; **(c)** as effective member, **MASATO NINOMIYA**, brazilian, married, attorney, RG 4.118.309/SSPSP, CIC Nr. 806096277-91, resident in Sumaré/SP, at Rua Macapá nr. 104; and **substitute, Lyoji Okada**, brazilian, married, attorney, OAB/RJ 15.194, RG 000189354/6/IFPRJ, CIC Nr. 045908487- 91, resident in the city of Rio de Janeiro/RJ, at Rua da Assembléia, 10/Grupo 3508/9, Centro; and established monthly remuneration of the effective members, hereby elected at 10% (ten percent) of the average value of remuneration attributed to each director in the terms of paragraph 3rd of art. 162 of Law nr. 6.404/76. In the **General Extraordinary Meeting**: The following were approved **a)** capital stock increase without increase in the number of shares from R$2,400,000,000.00 to R$5,400,000,000.00 with the utilization of Investments and Working Capital Reserve in the amount of R$3,000,000,000.00; **b)** updating of the number of class "A" and class "B" preferred shares by virtue of the conversion of class "B" shares into the same number of class "A" shares, according to that dictated in paragraph(§) 4th of art. 5th of the Bylaws; **c)** alteration of the "caput" of art. 5th of the Bylaws to record the above determinations; **d)** creation of another position of Management to attend the restructuring of the commercial area of the Company, with separation of domestic market and export operations, with alteration of art. 16 of the Corporate Bylaws; **e)** alteration of art. 23 of the Corporate Bylaws to make the functioning of the Fiscal Council permanent." The aforementioned articles will come to have the following text: **Art. 5th - The Capital of the Company is R$5,400,000,000.00 (five billion four hundred million real), divided into 225,285,820 shares, being 112,280,152 ordinary shares, 112,589,841 preferred shares class A and 415,827 preferred shares class B, all of which are without nominal value. Art. 16 – Executive Board, whose members are elected and dispensable at any time by the Board of Directors will be made up of a Chief Executive Officer and of 2 (two) to 6 (six) officers without special designation with mandates coinciding wit the members of the Board of Directors, permitted reelection. Art. 23 – Fiscal Council, with powers of the law and permanent functioning will be made up of 5 (five) members and of 5 (five) substitutes with a mandate of 1 (one) year.** Manifestations of shareholders: GSM, in item 1 abstention of Banco Fator S/A; item 3 abstention of Banco Fator S/A and of Caixa de Previdência dos Funcionários do Banco do Brasil PREVI; in the election of the members of the Fiscal Council on the part of preferred shareholders, the indication was the right of shareholders BNDES Participações S/A – BNDESPAR, Fundo de Participação Social – FPS, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, accompanied by Banco Fator S/A. Having no more business to deliberate, the business of the day was suspended for drawing up of the Minutes containing the summary of the facts occurred to which, after approved, was signed by the Table members and by the Shareholders present.

Juventino Moraes da Franca
OAB/MG – 6.174

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

CALL FOR MEETING
ORDINARY GENERAL ASSEMBLY
EXTRAORDINARY GENERAL ASSEMBLY

Messieurs Shareholders are hereby convened to gathering on April 10, 2006, at 15:00 PM, in Ordinary General Meeting and, soon afterwards, in Extraordinary General Meeting, in the company's headquarters, situated in this Capital, at the Rua Prof. José Vieira of Mendonça, 3.011, 6th floor, room 23, bairro Engenho Nogueira, for the purpose of deliberating on the following topics:

I) in the Ordinary General Assembly:
1 - Management Report and Financial Statements of the fiscal year ended December 31, 2005;
2 - Destination of the net profit for the fiscal year and ratification of the intermediate and complementary dividends and interests on equity capital;
3 – Determination of the annual global remuneration of Management; and
4 - Election of the members of Board of Directors, effective members and substitutes, for the biennium 2006/2008. (In the terms of the CVM Instructions nr. 165, of 12/11/91, and nr. 282, of 06/26/98, the minimum percentage to require the adoption of the multiple vote is 5% of the voting capital);

II) In the Extraordinary General Assembly:
a) Capital Stock increase without increment of the number of shares, from R$2,400,000,000.00 to R$5,400,000,000.00 (five billion four hundred million of brazilian real), with the utilization of amounts of the Investments and Working Capital Reserve, in the amount of R$3,000,000,000.00, due to the excess income reserves, in compliance with the art. 199 of Law nr.6404/1976;
b) Updating of the number of class "A" and class "B" preferred shares due to the conversion of class "B" preferred shares for the same number of class "A" preferred shares, as it allows the paragraph (§) 4th of the art. 5th of the Bylaws;
c) Alteration of the "caput" of the art. 5th of the Bylaws to register the above deliberations;
d) Creation of more one position of chief executive, to comply with the restructuring of the commercial sector of the Company, with separation between the domestic market and export operations, with alteration of the art. 16 of the Bylaws;
e) Alteration of the art. 23 of the Bylaws to make the functioning of Fiscal Council permanent.
Belo Horizonte, March 22, 2006.

Bertoldo Machado Veiga
President of Board of Directors

USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES


4Q05

Belo Horizonte, March 9, 2006 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) announced today its fourth quarter 2005 (4Q05) results. Operational and financial information of the Company, except where otherwise indicated, is presented based on consolidated data in Brazilian reais in accordance with Brazilian Corporate Law. All comparisons made in this release take into consideration the same period in 2004 (4Q04), except when specified differently.

Consistent results sustain the new investment cycle
Net profit of R$ 3.9 billion is record

"For the Usiminas System, 2005 is a landmark in the company's history as a year of great challenges and major victories. The results herein presented are fruit of strategic decision and of integrated, perseverant work, which confirms our capability of overcoming obstacles in a year marked by high interest rates over the entire period, slowdown in the level of domestic economic activity and tepid growth of the country. On the external front, we faced oscillations in the international steel market, which suffered from high inventory levels of steel products (similar to what occurred in the domestic market), imbalance of supply and demand and, as a consequence, lower prices, putting pressure on company margins. In spite of the above, such occurrences did not intimidate us and our performance made it possible for us to reach record net profit of R$ 3.9 billion, the highest in our history. The focus on value creation also produced results for our shareholders: R$ 1.1 billion are being earmarked for payment of dividends. Our actions were not just limited to the influence of the operational excellence of the mills. Participation in the creation of Ternium is an example of this, because it expands the solid partnership Usiminas has with the Techint Group and strengthens even further our position in Latin America. The excellent current financial situation allied to our strategic vision allows us to seek new challenges. Thus, the new investment cycle we have already communicated has a focus on two fronts - quality and improvement of the product mix of both mills with a view to maintain our local market leadership taking into account the potential future demand and the internationalization of the Company. For all of this, we may say that these results do not surprise us. They result from long-range strategic planning and provide benefits to everyone participating in this System integrated with technology and quality, strengthened in its competitive position and domestic market leadership. This increasingly evidences concrete commitment to value creation for its shareholders with sustainable growth and social responsibility."

Rinaldo Campos Soares - CEO

12/29/2005	
Closing Quotes	
USIM3	R$ 51.30
USIM5	R$ 55.60
USNZY	US$ 23.50
XUSI	€ 19,90
Capitalization	
R$ 12.2 billion	
US$ 5.2 billion	

Highlights

R$ million	4Q2005	4Q2004	3Q2005	Chg. 4Q05/4Q04	2005	2004	Var. 2005/2004
Total Sales Volume (000 t)	1,981	2,170	1,769	-9%	7,348	8,062	-9%
Net Revenues	2,969	3,809	3,126	-22%	13,041	12,243	7%
Gross Profit	912	1,752	1,221	-48%	5,415	5,606	-3%
Operating Result (EBIT) a	743	1,589	1,098	-53%	4,760	4,983	-4%
Financial Result	(162)	(81)	(171)	99%	(666)	(769)	-13%
Net Income	1,325	1,127	782	18%	3,918	3,019	30%
EBITDA b	910	1,816	1,265	-50%	5,525	5,666	-2%
EBITDA (R$/t)	459	837	715	-45%	752	703	7%
Total Assets	18,195	16,967	16,981	7%	18,195	16,967	7%
Net Debt	2,012	3,486	2,243	-42%	2,012	3,486	-42%
Stockholders' Equity	8,753	5,949	7,994	47%	8,753	5,949	47%

(a) Earnings before interest, tax and participations.
(b) Earnings before interest, taxes, depreciation, amortization and participations.

IMMEDIATE RELEASE

USIMINAS
Bruno Seno Fusaro - IRM
brunofusaro@usiminas.com.br
Phone: (55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Lígia Montagnani - IR Consultant
ligia.montagnani@firb.com
Phone: (55 11) 3897-6405

Highlights of the Usiminas System in 2005

- Production: **8.7 million** tonnes of crude steel.
- Sales: **7.3 million** tonnes of products, with 67% to the domestic market and 33% to exports.
- Gross Operational Revenues of R$ 17.1 billion
  - . **R$ 13.7 billion** in the domestic market (80%)
  - . **R$ 3.4** billion in the export market (20%)
- Net Revenues of **R$ 13.0 billion.**
- Gross Profit of **R$ 5.4 billion.**
- Net Profit of **R$ 3.9 billion.**
- EBITDA of **R$ 5.5 billion.**
- EBITDA Margin of **42.4%.**
- Debt Reduction of **US$ 417 million.**
- Dividends: Distribution to shareholders of **R$ 1.1 billion.**
- Market Value of the Company - 12/31/05 **R$ 12.2 billion (US$ 5.2 billion).**
- 14.25% share in total capital of Ternium S/A in partnership with the Techint Group.
- Announcement of a new medium and long-term investment cycle focusing on strengthening and growing in the local market and growth and internationalization, which should consume resources of up to **US$ 3.0 billion.**

Outlook

International Scenario

There is favorable expectation in the external market for 2006, characterized by growth in the US economy and by maintenance in the rate of expansion in Asian countries, notably in China and India. Some fears of interest rate rises in the US and Europe, as well as high oil prices, however, in principle, should not be factors that will impede international market expansion.

We foresee that the market for steel products should be stable in price and volume, and that they will remain at high levels due to cost pressures of the main raw materials.

Even with a forecast of international growth, production capacity should be sufficient to maintain price equilibrium.

China, which is showing signs of a new inventory adjustment, will continue to exercise a preponderant role in international trade.

In the first quarter of 2006, steel products were negotiated at the following international prices: (FOB base prices) - slab US$ 330/t, HRC US$ 380-400/t; CRC US$ 530-550/t (except for China, which was lower) and galvanized US$ 600-650/t.

Domestic Scenario

Our expectation is for maintenance of the present economic policy, albeit with greater flexibilization of public spending and achievement of primary surplus.

We also expect growth recovery of Brazilian steel production of around 5% after a fall of 4% in 2005. The following factors will influence production and demand of steel products:

- Gradual reduction of interest rates;
- Inflation under control;
- Continuity of credit expansion;
- Major availability of government funds for infrastructure investments;
- Better performance in the agricultural sector;
- External scenario favorable for exports.

In an environment of stable prices and normal inventory levels, we estimate that flat steel demand in the country should grow by 9%, according to estimates of the Brazilian Steel Institute (IBS).

On an **industrial sector basis**, the expectations are:

Automotive (automobile and autoparts) should be driven by growing production of the automakers, in spite of the loss of competitiveness of the export-oriented portion of sales.

Industrial goods should also have positive performance, highlighting industrial machinery and equipment due to resumption of investments in 2006, mainly in the oil and electrical power segments, shipbuilding segment, (which has construction projects of large vessels under execution), household appliances industry, (which may be positively impacted from the fall in interest rates and expansion of credit) and the electronics industry, focused on exports.

Distribution may be positively influenced by inventory level reductions and demand from the 2nd quarter onward, sustained by growth in the civil construction, autoparts and industrial equipment segments. In the small diameter tube segment, growth will be related to behavior of the automotive industry, civil construction, oil and gas and the furniture and shipbuilding industries, which show good perspectives for growth and are important tube consumers.

Raw Materials

In the raw materials markets, growth in Chinese production will have an important weight in the annual negotiations with iron ore producers due to the importance China presently exercises in the global steel market. On the other hand, metallurgical coal will be influenced by supply coming from new mines and expansion of existing mines, associated to a slowdown in the global steel market and the absence of China as a preponderant factor in this market. As a consequence, we estimate a fall in prices.

Steel Industry - Production and Demand

World

According to data from IISI - the International Iron and Steel Institute - global steel production had total volume of 1.1 billion tonnes of crude steel in 2005, 6% higher in relation to 2004.

While the main countries and regions reduced production, China had record production, growing 25% and reaching the mark of 349 million tonnes (32% of the total produced), making it the most important country in the global steel industry.

Brazil

The country occupies a noteworthy position in Latin America, being the largest producer with a production of 31.6 million tonnes of raw steel in 2005 (50% of the total), in spite of a 4% decrease compared to the previous year, according to data from the IBS. Flat steel production reached 22.6 million tonnes.

Demand for flat steel reached 9.6 million tonnes in 2005, 9% below demand accounted for in 2004.

In 4Q05, when compared to 3Q05 and to the same period in 2004, demand fell 8% and 24%, respectively. The negative performance occurred in function of the economic slowdown in Brazil and accumulation of excess inventories at the end of 2004 and early 2005 in both industrial and distribution segments. This phenomenon occurred in an environment of expectation of scarce product availability and price increases (unrealized) at the end of 2004. Consequently, companies sought to reinforce their inventories in order to take advantage of the two possibilities: material to supply a tight market and purchases at lower prices. Nevertheless, weaker-than-expected demand and increases in production costs caused the steel producers to adjust their production and sales.

In 2005, only two flat steel consuming segments had positive performance: the automotive industry in function of the excellent performance of domestic sales and auto industry exports; and the large diameter tube industry, which grew due to a significant volume of Petrobrás pipeline projects, mainly in the 1st Half.

The largest declines were in the agricultural and highway machinery segments, due to the draught in the South and Central-West regions, fall in farm prices and income loss in the agricultural sector; industrial equipment, due to low investment volume and import competition; distribution, due to the high inventory volume, as mentioned previously, and the civil construction industry, because of non-performance of infrastructure projects.

Usiminas System - Production and Sales

Production (Crude Steel)

Thousand tons	4Q 2005	4Q 2004	3Q 2005	Chg. 4Q05/4Q04	Chg. 4Q05/4Q04	2005	2004	Chg. 2005/2004
Usiminas	1,131	1,178	1,132	-4%	0%	4,549	4,738	-4%
Cosipa	1,023	1,051	1,015	-3%	1%	4,112	4,213	-2%
Total	2,154	2,229	2,147	-3%	0%	8,661	8,951	-3%

The stability of the Usiminas System mills in Ipatinga and Cubatão throughout the year made excellent operational performance possible.

In 4Q05, crude steel production totaled 2.1 million tonnes and closed out the year with a total volume of 8.7 million tonnes and 7.8 million tonnes of flat rolled products, respectively, 3% and 5% lower than that produced in the previous year. Usiminas remained alert to changes in the scenario that directly influenced demand for steel products, adjusting the production and sales programs accordingly to the new reality. Because of this, production and sales volumes declined slightly compared to the same period in 2004. At both mills, several measures were implemented to reduce costs and improve operations, with special mention of the following:



At **Usiminas** - industrial facilities in Ipatinga:

- Adjustment of operational rate at the mill seeking to reduce imported coke and pellets in pig iron making;
- Gains due to synergy which translated into expense contention for the System;
- Electrical energy contract savings, due to change in the contract regime from "captive consumer" to "free-market consumer" ;
- Cost reduction plan through the implementation of 59 operational projects without compromising the operational stability of the areas;
- Research and development: investment in the Research and Development Center, with efforts in the development of advanced high-strength steel for the automotive industry, steel for the shipbuilding and offshore platform segments, in improvement of mechanical properties of steel for use in oil transportation and in optimization of the conditions for use of coated steel;
- Market launching of several new products for certain segments;

At **Cosipa** - industrial facilities in Cubatão:

- Adjustment of the operational rate at the Mill with a view to reduce imported coke and pellets in pig iron making;
- Start-up of a new automatic ultrasonic testing machine for heavy plates, allowing to comply with strict internal quality standards;
- Annual production records, highlighting heat treated heavy plate and cold rolled products.

Sales Volume

Thousand tons	4Q 2005		4Q 2004		3Q 2005		Chg. 4Q05/4Q04	2005		2004		Var. 2005/2004
Usiminas												
Domestic Market	628	64%	925	83%	726	78%	-32%	2,945	77%	3,453	80%	-15%
Export Market	347	36%	185	17%	199	22%	88%	872	23%	842	20%	4%
Total	975	100%	1,110	100%	925	100%	-12%	3,817	100%	4,295	100%	-11%
Cosipa												
Domestic Market	443	44%	617	58%	490	58%	-28%	2,001	57%	2,331	62%	-14%
Export Market	563	56%	443	42%	354	42%	27%	1,530	43%	1,436	38%	7%
Total	1,006	100%	1,060	100%	844	100%	-5%	3,531	100%	3,767	100%	-6%
System												
Domestic Market	1,071	54%	1,542	71%	1,216	69%	-31%	4,946	67%	5,784	72%	-14%
Export Market	910	46%	628	29%	553	31%	45%	2,402	33%	2,278	28%	5%
Total	1,981	100%	2,170	100%	1,769	100%	-9%	7,348	100%	8,062	100%	-9%

Sales Volume Mix - 2005



Usiminas
Expt 23%
Dom Mkt 77%
Cosipa
Expt 43%
Dom Mkt 57%
System
Expt 33%
Dom Mkt 67%

Export by Region 2005



Asia 39%
North America 35%
South America 13%
Europe 11%
Others 2%



Economic/Financial Performance

Consolidated Net Revenues

In 4Q05, net revenues totaled R$ 3.0 billion, accounting R$ 13 billion in 2005. Even in the face of reduction in sales volume and consequent fall in demand for flat steel in the domestic market and the significant appreciation of the Real, which reduced revenues coming from exports, there was approximately a 7% growth in revenue in relation to 2004 due to improved average prices practiced.

Net Sales reaches R$ 13 billion in 2005

In 4Q05, total net per-tonne revenues (domestic and export markets) of Usiminas/Cosipa reached R$ 1,396/t, a decline of 18% compared to 4Q04. Nevertheless, for the reason mentioned above, in 2005 net per-tonne revenues came to R$ 1660/t, an increase of 13% in relation to 2004.

Gross Profit

Cost of goods sold (COGS) in 4Q05 was R$ 2.1 billion, in line with 4Q04. In 2005, COGS was R$ 7.6 billion, an amount 15% above the same period of the previous year due to, among other reasons, the impact of cost increases of the main steel inputs. Gross profit in the quarter totaled R$ 912.3 million, which resulted in a gross margin decline to 31%. Over the year, gross profit was R$ 5.4 billion and gross margin was 42%.

Cost of Goods Sold per tonne reached (Usiminas and Cosipa) R$ 984//t in 4Q05, 7% higher compared to 4Q04. Compared to 3Q05, it is 3% lower. This result is due to the adjustment of production to demand, eliminating higher costs in the process, such as purchase of coke and pellets. Additionally, the devaluation of the dollar in relation to the real partly compensated the increase in the cost of imported inputs. In 2005, COGS was R$ 980/t, 20% higher than that accounted for in 2004.

Operating Profit before financial expense (EBIT)

The ratio between operating expenses and net revenues (5%) remained stable, both in 4Q05 and in the year, in relation to 2004. Operating profit before financial expenses (EBIT) reached R$ 743 million and EBIT margin was 25% in the period. In 2005, operating profit of R$ 4.8 billion was 4% below the profit recorded in 2004, resulting in operating margin of 37% against 41% in 2004.

EBITDA came to R$ 10 million in 4Q05, with a decline in margin to 31% totaling R$ 5.5 billion in 2005, with a margin of 42%, four percentage points below that obtained in 2004. In spite of the adverse market situation faced by the industry, operational and sales performance, allied to a comfortable financial situation, allowed to even further reduce debt, pay dividends to shareholders and initiate a new investment cycle which will place the Usiminas System at a new production capacity level.

EBITDA of R$ 5.5 billion in 2005

Financial Result and Debt

In 4Q05, net financial expenses (including monetary and exchange variation) were R$ 161.6 million, and in 2005, R$ 666.2 million. On an annual basis, due to valuation of the real over the dollar of 11.8%, exchange rate and hedge losses of approximately R$ 134.0 million were incurred. On the other hand, due to debt amortization, interest expenses declined 32%, which, when added to the increment of 37% in financial revenues, resulted in a decline in the expense of approximately R$ 103 million in the period.

Total consolidated debt went from R$ 5.4 billion on 12/31/04 to R$ 3.9 billion on 12/31/05, equivalent to US$ 1.7 billion - 30% in local currency and 70% in foreign currency. Long-term loans and financing represented 75% of total debt, a maturity profile considered adequate by the Company. The net debt/EBITDA ratio, which was 0.6 on 12/31/04 declined to 0.4 times on 12/31/05. Effective amortization in the year was US$ 417 million.

Total consolidated debt on 12/31/05 was made up of export-import financing (equivalent to 29% of the total), BNDES financing (20%), capital markets transactions (15%) and sundry operations (36%).


Consolidated Net Debt / EBITDA
2,7 2,6 2,5 2,3 2,1 1,6 1,1 0,7 0,4 0,4 0,4 0,4
2,4 2,6 2,5 2,3 2,2 1,9 1,7 1,3 1,0 1,0 1,0 0,9
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
CND (US$ billion) CND/EBITDA


EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41% 31%
258 255 225 263 318 422 538 652 646 655 539 404
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
EBITDA (US$ million) EBITDA Margin

Participations in Controlled Companies

Equity income from controlled companies was R$ 922.9 million in 2005, an increment of 188% in relation to 2004, with special mention in the quarter of participation in Ternium, which totaled R$ 749 million.

Net Income

Usiminas accounted consolidated net income of R$ 1.3 billion in 4Q05, 18% higher than that obtained in 4Q04 for the above-mentioned reasons. On an annual basis, net income of R$ 3.9 billion was an all-time high for the Company, 29.8% above the net income in the previous year. The results were favored by higher average prices and rigid cost controls. Also, the capability of the Company to adapt to market conditions was an important factor.

Net profit is record R$ 3.9 billon

Improvement in the equity income also contributed to performance, especially the participation of Usiminas in Ternium.

Investment

Total investment in fixed assets reached the figure of R$ 408 million, 26% above the total invested in 2004.

Resources were earmarked for maintenance, technology updating of equipment and environmental protection of the Usiminas System mills, executed according to Management's established schedules.

Other Highlights in the Year

In a partnership with Techint, Usiminas detains a share in the total capital of steel company Ternium S/A, headquartered in Luxemburg with plants located in Argentina (Siderar), Venezuela (Sidor) and Mexico (Hylsamex). Ternium's installed capacity is approximately 11.5 million tonnes/yr.

USIMINAS' partnership with the Techint Group in this undertaking gives continuity to its strategy of market expansion and consolidation as one of the steel world's major players.

In January 2006, Ternium initiated trading of its shares on the New York Stock Exchange. In effect, Usiminas went from a share ownership of 16.29% to 14.25% of Ternium's total capital.

• New Investment Cycle for the medium and long term

With the objective of creating value and strengthening the competitive position and leadership in the domestic market, besides growing continuously , the Usiminas System officially announced its medium and long term strategy at the end of 2005, which will act along two fronts:

1) Strengthening and growth in the domestic market through significant outlays in quality and mix improvement in both mills, a program which will expend resources of approximately US$ 1.5 billion over the next five years.

2) Growth and internationalization through exercising it capability as an efficient, competitive steel producer, actively seeking partners and/or acquisitions abroad which will permit us to grow internationally and create value at the same time. As the central element of this strategy, the construction of a new plant is foreseen, with investments of approximately US$ 3.0 billion, out of which Usiminas will detain 50%. Necessary conditions are making strategic partnership and assured international demand for slabs.

Major works in the two mills of the System are described below:

At **Usiminas** - Ipatinga industrial facilities:

- Secondary metallurgical refining equipment is foreseen, reinforcing the technological leadership Usiminas exercises in the auto industry and large-diameter pipe industry, among others. The construction of a new coke over plant and another thermoelectric power plant is also included. In the production area, the objective is to anticipate demand growth, expanding capacity in heavy plate production by 300 thousand annually.

At **Cosipa** - industrial facilities in Cubatão:

- A new 4-million tonne/yr hot strip mill will be built. Also, resources will be applied to the revamping of two continuous casting machines and auxiliary refining equipment in the steel shop, increasing total capacity of the Usiminas System from the present 9.5 million tonnes to the mark of 10 million tonnes a year.

• Standby Operating Facility in the amount of US$ 250 million:

In 2005, Usiminas finalized an important negotiation for a Export Prepayment Standby Facility in the amount of US$ 250 million, with availability for takedown for two years and liquidation in two and a half years after each takedown.

This credit line may be activated by either Usiminas or Cosipa and has as Sole Bookrunner the Calyon Bank New York Branch, which leads a syndicated loan with the participation of more than 12 banks in the US, Europe, Brazil and Japan.

• **SAP R/3 System**

In the beginning of 2005, a new version of the SAP/R3 System came online, with the implementation of several modules which cover all areas of the two companies, Usiminas and Cosipa, to achieve greater integration among the companies. This high-tech system will improve internal control, standardize functions and rationalize the use of available resources.

• **Global Compact**

In 2005, Usiminas adhered to the Global Compact. Global Compact is an international initiative to unite companies, United Nations organizations, workers and representatives from society to create a more inclusive economy with greater sustainability. With this initiative, the Company thereby reaffirms its commitment to global sustained development from actions taken on a regional level, seeking to associate this commitment to the improvement of its international image, treating it as an intangible asset which creates value for its shareholders.

THE GLOBAL COMPACT

Capital Market

LISTED BOVESPA COMPANY

. **Performance on the Bovespa - Ibovespa Index**

Class "A" preferred shares of Usiminas (USIM5) had stable performance in the year, gaining 3% (adjusted for dividends and interest on equity) and 10% above the performance of steel industry stocks. There was a significant increase in the number of transactions and in the quantity of shares traded, which represented 36% and 24%, respectively. Shares ended trading on 12/31/05 at the price of R$ 55.60. Financial volume was a record, going from R$ 9,9 billion in 2004 to R$ 15.5 billion in 2005 (57% greater). The Company continued to be recommended for investment according to market consensus due to its future performance and also the steel industry outlook.

Trading Summary Table for Usiminas Shares - 2005

Stock, ADR or Index	Number of Trades	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 12/29/05
USIM3 (ON)	2,789	6,874	313,207	2.6%	R$ 51.30
USIM5 (PNA)	356,953	319,103	15,514,185	3.1%	R$ 55.60
USNZY (ADR)	-	-	7,288	15.7%	US$ 23.50
XUSI (Latibex	17	1,281	21,879	48.5%	€ 19,90
IBOVESPA	8,303,727	4,344,761,878	341,249,496	27.7%	33,455

USIM5 vs. Ibovespa (12/30/04=100)


140
130
120
110
100
90
80
70
127,7
93,2
dez/04
jan/05
fev/05
mar/05
abr/05
mai/05
jun/05
jul/05
ago/05
set/05
out/05
nov/05
dez/05
Ibovespa
USIM5
SID

Usiminas maintained fourth place among the companies with greatest weight on the IBOVESPA index, occupying a position of note with a 5.79% share in the theoretical portfolio of the Ibovespa (at the turn of the 4-mo. Theoretical Portfolio of the Ibovespa in September). In 2003 and 2004, these shares were 1.93% and 3.98%, respectively, which demonstrates growth in shareholder liquidity.

Daily average transactions (USIM5) reached 1,278 trades/day, a 24% growth. The main index on the São Paulo Stock Exchange, the Ibovespa is used by the entire market as a basis for decision making.

ADR
Level I

- **ADRs performance - USA**

In addition to listing on the Bovespa, Usiminas shares are also traded in the United States as Level I ADRs, negotiated over the counter (OTC). In 2005, the number of outstanding DRs grew more than 400%. The Company's ADRs appreciated 15% in the year.

Latibex

- **Latibex performance: listing of shares on 07/05/05**

Usiminas debuted on the Latibex - the European stock exchange specialized in trading securities from Latin American companies. On 07/05/05, with the objective of facilitating access by the European financial community to the Company's shares. Since their introduction until the end of the 2005 fiscal year, Usiminas shares have achieved 3rd place in the most traded shares. Traded under the "XUSI" ticket, they appreciated 42%.

- **Delisting of COSIPA's capital**

With an auction held on 03/18/05 in a Public Offer to Purchase all outstanding Cosipa share, the company's registry as a publicly- traded company was canceled and the shares ceased to be traded on the Bovespa. With this measure and the unification of the executive board, the process of integrating the companies took another step toward consolidation of the Usiminas System.

• **Awards**

- Usiminas was elected "top performer" in the area of Investor Relations for the second straight year, according to a survey conducted by the Institutional Investor magazine with more than 50 institutions which accompany the Latin American stock market. The study classifies Usiminas in second place in the Metals and Mining Industry in the Buy-Side Category, which places the Company in the select group of major companies in Latin American. The ranking evaluated questions such as transparency, quality of financial information, meeting the needs of analysts and portfolio managers and access to top management.

- Usiminas was also recognized in the IR Awards, in the category best CEO/CFO in IR as a top performer.

- Usiminas was one of the ten finalists in the Transparency Trophy - IX Anefac-Fipecafi-Serasa Awards, conceded by the National Association of Executives in Finance, Administration and Accounting (Anefac) in the Publicly Traded Company category. It was selected among 500 largest and best companies in Brazil in the area of trade, industry and services. The Transparency Trophy is conceded to companies that publish their accounting statements with clear, precise and transparent information, fundamental to demonstrate their respect for consumers, shareholders and society. This is the third time that Usiminas has received honorable mention.

• **Dividends and Interest on Capital**

In August 2005, the Company approved the distribution of results referring to 1st Half 2005. Each ordinary share has the right to R$ 2.3879 and each preferred share, R$ 2.6267 under the form of interest on equity and dividends, which means a payment of approximately R$ 549.6 million - a 30% payout ratio.

In November 2005, the Board of Directors determined to distribute complementary interest on capital relative to 2nd Half 2005 corresponding to R$ 1.12989 per ordinary share and R$ 1.2428 per preferred share, which represents a payment in the amount of R$ 260.0 million.

On 03/08/06, the Board approved "ad referendum" to the General Shareholders' Meeting, payment of complementary dividends, which signifies an additional payment of R$ 305.7 million. Each ordinary share will have the right to R$ 1.3284 and each preferred share, R$ 1.4613. Payment relative to the approvals of November and March will be made on April 12, 2006. With this, total dividends and interest on equity to be paid to shareholders relative to fiscal year 2005 comes to R$ 1.1 billion, corresponding to a payout of 30%.

• **Participation in APIMEC's:**

During the course of 2005, Usiminas was present in meetings organized by APIMEC, the Capital Markets Investment Professionals Association in Minas Gerais, São Paulo, Rio de Janeiro, Federal District, Northeast, Rio Grande do Sul and Santa Catarina, thereby reaching the main regions in the country where the Company has shareholders.

• **Participation in Other National and International Events**

Usiminas carried out a vast agenda of commitments with a view to tighten its relationship to the financial community, particularly with investors in the Companies securities by holding several meetings both in Brazil and abroad. It also took part in Conferences and Seminars, with special mention of Brazil Day 2005, an event organized by ABRASCA and IBRI, which united the main Brazilian companies in New York City and the Latibex Seminar, an event held in Madrid, Spain to debate with the international financial community and capital markets specialists about its main strategies.

• **Bonds**

At the end of March 2005, the Eurobond transaction issued in October 2003 was liquidated. Maturity of the security was 18 months in the amount of US$ 75 million.

Subsidiary Cosipa maintains two Eurobond operations: the first, in the amount of US$ 75 million, was issued in November 2003, with maturity set for November 2006 and coupon of 7.25%; the second, in the amount of US$ 175 million, was issued in January 2004 and will mature in January 2009, with a coupon of 8.25%.

• **Shareholder composition**

The Company's capital is R$ 1.28 billion, divided into 225,285,820 shares - 112,280,152 ordinary shares and 112,588,690 preferred class A shares (greater liquidity) and 416,978 preferred class B shares. Out of the adjusted net income of the fiscal year, a minimum portion is destined to shareholder remuneration. Holders of preferred shared received dividends 10% greater that holders of ordinary shares.

Other participating companies of the Usiminas System

Ternium

On 2/28/06, Ternium released its 4Q05 results and for fiscal year 2005, where the following highlights are listed below:

Summary of Results	4Q05	2005
Product shipments - thsd t.	2,146.3	6,623.8
Net Sales Revenues - US$ million	1,467.8	4,447.7
Gross Profit - US$ million	558.6	1,976.8
Operating Profit - US$ million	367.0	1,392.2
EBITDA - US$ million	489.7	1,800
EBITDA Margin	33%	40%
Net Income - US$ million	168.7	1,072.8

• 4Q05 is the first period that brings total consolidation of its operations, including performance of Hyslamex and, for this reason, Ternium's revenues substantially increased .

• Upon completion of the reorganization of Hyslamex, Ternium is already capturing the benefits with cost savings as well as obtaining substantial operational synergy through processing of slab into finished product coming from Sidor, destined for sale to the US.

• On 1/31/06, Ternium announced the IPO of its shares on the New York Stock Exchange. The share offering will provide cash of around US$ 528 million, used to pay down debt.

Ternium is one of the largest steel producers in the Americas, offering a large variety of products, including long and flat products. The company has operating facilities in Mexico, (Hylsamex), in Argentina (Siderar) and in Venezuela (Sidor) and has a vast distribution network.

Usiminas participates together with the Techint Group with 14.25% of Ternium's total capital.

Unigal

Joint venture between Usiminas and Nippon Steel, the company process cold rolled coils through hot dip galvanizing. In 4Q05, 98.3 thousand tonnes were processed, and in 2005, volume reached 405.4 thousand tonnes, in line with the volume sold in the previous year. Net revenue in 4Q05 was R$ 37.5 million. In 2005, total net revenue was R$ 191.5 million, a 37% growth in relation to 2004. In the year EBITDA margin was 88.1%.

In 4Q05, EBITDA reached R$ 31.0 million, totaling R$ 168.7 million in the year, 41% above that achieved in 2004.

Unigal accounted for a net profit in 4Q05 of R$ 41.8 million and concluded 2005 with positive results of R$ 77.9 million, which corresponds to an increase of 219% over that of 2004. Usiminas has 79.3% of Unigal's capital.

MRS Logística

MRS Logística is a concessionaire that controls, operates and monitors the Southeastern Railroad System of the Federal Railroad Network. The company acts in the rail transportation market, connecting the states of Rio de Janeiro, Minas Gerais and São Paulo.

In the region, it concentrates approximately 65% of the Gross Domestic Product in Brazil, where the largest industrial complexes in the country are installed. Through MRS' network, it is possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

The focus of MRS' activities is on the transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and on integrated logistics.

Usiminas holds 20% of the company's voting capital.

The 4Q05 results and fiscal year 2005 have already been reported and are summarized below:

Summary of Results	4Q05	2005
Volume transported - in million tons	27.8	108.3
Gross Revenue - R$ million	540.3	1,998.5
Net Revenue - R$ million	464.8	1,717.4
Operating Profit (before financial results) - R$ million	182.8	675.5
EBITDA - R$ million	211.2	782.3
EBITDA Margin	45%	46%
Net Income - R$ million	105.4	410.3

Usiminas Mecânica

The company obtained net income of R$ 5.3 million in 2005. Despite the 30% increase in net revenues in relation to 2004, high export volume and lower margin in long-range projects in portfolio, negatively impacting the net income of the company.

Since December, Usiminas Mecânica has been engaged in the fabrication of metallic structures for construction of a new petroleum platform for Petrobrás (P-53), which will be installed in the Campos Basin of the Rio de Janeiro shoreline.

The undertaking involves 1,245 tonnes of structures for the compression modules of the platform, including fabrication and painting, with planned conclusion of works in seven months.

"UMSA" is a capital goods and service company and has several long-term projects in portfolio, among which: modular structures for petroleum platforms, equipment and assembly of the Alunorte expansion project, revamping of the Bronx-Whitestone bridge in New York City and port cranes. Usiminas holds 99.9% of Usiminas Mecânica's capital.

For more information:
Investor Relations Department

<u>Bruno Seno Fusaro</u>
brunofusaro@usiminas.com.br
Tel: (55 31) 3499-8710

<u>Luciana Valadares dos Santos</u>
lsantos@usiminas.com.br
Tel: (55 31) 3499-8619

<u>Matheus Perdigão Rosa</u>
mprosa@usiminas.com.br
Tel: (55 31) 3499-8056

<u>COSIPA - Gilson Rodrigues Bentes</u>
gilson@cosipa.com.br
Tel: (55 11) 5070-8980
Tel: (55 31) 3499-8617

<u>Conference Call</u>: Thursday, March 10

Local, at 10:30 A.M. (Brasília).
Telephones for connection:
Brazil: (11) 4613-0501
International: (55 11) 4613-4525

International, at 12:30 P.M. (Brasilia).
Telephones for connection:
USA: (1 800) 860-2442
Brazil: (11) 4613-0502
Other countries: (1 412) 858-4600

Access codes: **411** (local) / **528** (international)

The conference call will be transmitted live via internet, accompanied by a slide presentation on the website: www.usiminas.com.br

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	4Q 2005	4Q 2004	3Q 2005	Chg. 4Q05/4Q04
Net Revenues	**1,575,741**	**2,028,584**	**1,652,944**	**-22%**
Domestic Market	1,157,444	1,684,435	1,404,468	-31%
Export Market	418,297	344,149	248,476	22%
COGS	(992,282)	(1,066,700)	(960,957)	-7%
Gross Profit	**583,459**	**961,884**	**691,987**	**-39%**
Gross Margin	**37%**	**47%**	**42%**	**-10 p.p.**
Operating Income (Expenses)	**(24,477)**	**(97,827)**	**(72,401)**	**-75%**
Selling	(23,658)	(24,988)	(21,600)	-5%
General and Administrative	(37,638)	(33,623)	(30,440)	12%
Others, Net	36,819	(39,216)	(20,361)	-194%
EBIT	**558,982**	**864,057**	**619,586**	**-35%**
EBIT Margin	**35%**	**43%**	**37%**	**-8 p.p.**
Financial Result	(35,059)	(65,107)	(46,233)	-46%
Equity Income	784,082	676,979	250,204	16%
Operating Result	**1,308,005**	**1,475,929**	**823,557**	**-11%**
Non-Operating Income	894	4,391	(841)	-80%
Profit Before Taxes	**1,308,899**	**1,480,320**	**822,716**	**-12%**
Income Tax / Social Contribution	7,710	(333,185)	(57,808)	-102%
Income before Taxes and Profit Sharing	1,316,609	1,147,135	764,908	15%
Net Income	**1,316,609**	**1,147,135**	**764,908**	**15%**
Net Margin	**84%**	**57%**	**46%**	**27 p.p.**
Net Income per thousand shares	6.00157	5.22904	3.48672	15%
EBITDA	576,077	994,303	702,301	-42%
EBITDA Margin	36.6%	49.0%	42.5%	-12.4 p.p.
Depreciation	65,345	64,198	65,532	2%
Provisions	(48,250)	66,048	17,183	-173%

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	2005	2004	Var. 2005/2004
Net Revenues	**6,956,208**	**6,683,127**	**4%**
Domestic Market	5,741,980	5,323,142	8%
Export Market	1,214,228	1,359,985	-11%
COGS	(3,855,184)	(3,585,897)	8%
Gross Profit	**3,101,024**	**3,097,230**	**0%**
Gross Margin	45%	46%	-1 p.p.
Operating Income (Expenses)	**(258,316)**	**(304,670)**	-15%
Selling	(95,210)	(97,650)	-2%
General and Administrative	(130,136)	(118,865)	9%
Others, Net	(32,970)	(88,155)	-63%
EBIT	**2,842,708**	**2,792,560**	**2%**
EBIT Margin	41%	42%	-1 p.p.
Financial Result	(200,227)	(298,973)	-33%
Equity Income	1,888,053	1,383,822	36%
Operating Result	**4,530,534**	**3,877,409**	**17%**
Non-Operating Income	2,991	(12,628)	-124%
Profit Before Taxes	**4,533,525**	**3,864,781**	**17%**
Income Tax / Social Contribution	(620,234)	(811,057)	-24%
Net Income	**3,913,291**	**3,053,724**	**28%**
Net Margin	56%	46%	**10 p.p.**
Net Income per thousand shares	17.83815	13.91994	**28%**
EBITDA	**3,111,305**	**3,138,322**	-1%
EBITDA Margin	44.7%	47.0%	-2.3 p.p.
Depreciation	258,626	252,764	2%
Provisions	9,971	92,998	-89%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	4Q 2005	4Q 2004	3Q 2005	Chg. 4Q05/4Q04
Net Revenues	**2,968,559**	**3,808,981**	**3,125,994**	**-22%**
Domestic Market	2,018,852	2,747,365	2,409,012	-27%
Export Market	**949,707**	**1,061,616**	**716,982**	-11%
COGS	(2,056,276)	(2,056,945)	(1,905,278)	0%
Gross Profit	**912,283**	**1,752,036**	**1,220,716**	**-48%**
Gross Margin %	**31%**	**46%**	**39%**	**-15 p.p.**
Operating Income (Expenses)	**(169,545)**	**(163,015)**	**(122,928)**	**4%**
Selling	(57,998)	(67,337)	(59,392)	-14%
General and Administrative	(74,689)	(66,114)	(60,574)	13%
Others, Net	(36,858)	(29,564)	(2,962)	25%
EBIT	**742,738**	**1,589,021**	**1,097,788**	**-53%**
EBIT Margin %	**25%**	**42%**	**35%**	**-17 p.p.**
Financial Result	(161,640)	(81,091)	(170,576)	99%
Equity Income	706,455	236,985	41,178	198%
Operating Result	**1,287,553**	**1,744,915**	**968,390**	**-26%**
Non-Operating Income	(40,677)	(85,443)	(2,507)	-52%
Profit Before Taxes	**1,246,876**	**1,659,472**	**965,883**	**-25%**
Income Tax / Social Contribution	86,373	(494,283)	(181,457)	-117%
Income before Taxes	**1,333,249**	**1,165,189**	**784,426**	**14%**
Minority Interests	(8,668)	(37,948)	(2,350)	-77%
Net Income	**1,324,581**	**1,127,241**	**782,076**	**18%**
Net Margin	**45%**	**30%**	**25%**	**15 p.p.**
Net Income per thousand shares	6.03790	5.13836	3.56498	18%
EBITDA	**909,975**	**1,816,063**	**1,265,389**	**-50%**
EBITDA Margin %	30.7%	47.7%	40.5%	-17,0 p.p.
Depreciation	171,306	133,215	171,115	29%
Provisions	(4,069)	93,827	(3,514)	-104%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	2005	2004	Var. 2005/2004
Net Revenues	**13,040,726**	**12,243,224**	7%
Domestic Market	9,816,093	8,676,837	13%
Export Market	3,224,633	3,566,387	-10%
COGS	(7,625,365)	(6,637,035)	15%
Gross Profit	**5,415,361**	**5,606,189**	-3%
Gross Margin	42%	46%	-4 p.p.
Operating Income (Expenses)	**(655,839)**	**(623,122)**	5%
Selling	(231,310)	(246,100)	-6%
General and Administrative	(258,603)	(250,193)	3%
Others, Net	(165,926)	(126,829)	31%
EBIT	**4,759,522**	**4,983,067**	-4%
EBIT Margin	36%	41%	-5 p.p.
Financial Result	(666,197)	(768,855)	-13%
Equity Income	922,964	320,341	188%
Operating Result	**5,016,289**	**4,534,553**	11%
Non-Operating Income	(41,049)	(111,666)	-63%
Profit Before Taxes	**4,975,240**	**4,422,887**	12%
Income Tax / Social Contribution	(1,033,472)	(1,301,880)	-21%
Income before Taxes and Profit Sharing	3,941,768	3,121,007	26%
Profit Sharing	(23,339)	(102,176)	30%
Net Income	**3,918,429**	**3,018,831**	30%
Net Margin	30%	25%	5 p.p.
Net Income per thousand shares	17.86157	13.76089	30%
EBITDA	**5,525,169**	**5,666,408**	-2%
EBITDA Margin	42.4%	46.3%	-3,9 p.p.
Depreciation	680,189	544,383	25%
Provisions	85,458	138,958	-39%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 4Q 2005	Parent Company 4Q 2004	Consolitaded 4Q 2005	Consolitaded 4Q 2004
Operating Activities				
Net Income (Loss) in the Period	1,316,609	1,147,135	1,324,581	1,127,206
Financial Expenses and Monetary Var/Net Exchge Var	74,722	56,084	287,007	45,580
Depreciation, Exhaustion and Amortization	65,345	64,198	171,310	134,266
Investment Write-offs (Decrease in Permanent Assets)	(4,594)	157	35,472	84,971
Equity in the Results of Subsidiaries/Associated Companies	(784,082)	(676,979)	(706,455)	(230,261)
Dividend Income from Subsidiaries	0	0	(1,723)	(960)
Income Tax and Social Contribution	(7,710)	333,185	(86,373)	501,507
Provisions	53,717	(17,599)	79,798	(56,983)
Adjustment for Minority Participation	0	0	8,668	48,403
Total	**714,007**	**906,181**	**1,112,285**	**1,653,729**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(122,506)	(42,859)	(159,691)	(74,069)
Increase (Decrease) in Inventories	89,082	(1,271)	291,281	4,669
Increase (Decrease) in Recovery of Taxes	4,524	14,895	(21,955)	169,396
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	(31,089)	79,167	(193,219)	118,357
Increase (Decrease) in Judicial Deposits	(6,286)	(985)	(10,140)	189
Others	26,462	232,291	89,169	(31,839)
Total	**(39,813)**	**281,238**	**(4,555)**	**186,703**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(99,924)	(39,360)	(57,467)	(118,587)
Amounts Owed to Affiliated Companies	(10,546)	(56,362)	(30,497)	(66,756)
Customers Advances	(8,778)	3,729	(51,099)	(103,860)
Tax Payable	4,727	53,413	(8,875)	99,001
Income Tax and Social Contribution	(38,201)	(103,178)	(175,381)	(303,353)
Others	(134,945)	(51,337)	(155,200)	(544)
Total	**(287,667)**	**(193,095)**	**(478,519)**	**(494,099)**
Cashflow Generated from Operating Activities	**386,527**	**994,324**	**629,211**	**1,346,333**
Financial Activities				
Inflow of Loans and Financing	0	139	87,275	147,797
Payment of Loans, Financing and Debentures	(56,074)	(33,386)	(291,483)	(619,379)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(7,037)	(20,766)	(65,306)	(89,078)
Swap Operation Redemptions	(92,358)	0	(154,931)	(20,308)
Dividends Paid	(33,425)	9,897	(33,425)	9,538
Net Funds from Financial Activities	**(188,894)**	**(44,116)**	**(457,870)**	**(571,430)**
Investment Activities				
(Additions) in Long-term Investments	(330)	(348)	(2,930)	(822)
(Additions) to Permanent Assets, except Deferred Charges	13,915	(55,352)	(58,135)	(95,848)
(Additions) Right off of permanent assets	0	0	0	(62,601)
Funds Used for Investments	**13,585**	**(55,700)**	**(61,065)**	**(159,271)**
Exchange Variation of Cash and Cash Equivalents	**(9)**	**542**	**25,817**	**(33,533)**
Cash Balance Change	**211,209**	**895,050**	**136,093**	**582,099**
At the Beginning of the Period	870,710	503,324	1,794,561	1,328,487
At the End of the Period	1,081,919	1,398,374	1,930,654	1,910,586

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 2005	Parent Company 2004	Consolitaded 2005	Consolitaded 2004
Operating Activities				
Net Income (Loss) in the Period	3,913,291	3,053,724	3,918,429	3,018,831
Financial Expenses and Monetary Var/Net Exchge Var	249,159	312,169	583,966	720,840
Depreciation, Exhaustion and Amortization	258,626	252,764	680,192	544,383
Investment Write-offs (Decrease in Permanent Assets)	24,030	22,734	64,560	107,836
Equity in the Results of Subsidiaries/Associated Companies	(1,888,053)	(1,383,822)	(922,964)	(320,341)
Dividend Income from Subsidiaries	0	0	0	0
Income Tax and Social Contribution	620,234	811,057	1,033,472	1,301,880
Provisions	(14,679)	18,112	55,473	38,652
Adjustment for Minority Participation	0	0	23,339	102,176
Total	**3,162,608**	**3,086,738**	**5,436,467**	**5,514,257**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	14,918	(34,628)	118,471	(356,813)
Increase (Decrease) in Inventories	(334,037)	(248,848)	(532,854)	(557,161)
Increase (Decrease) in Recovery of Taxes	7,190	97,616	46,774	110,150
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	169,503	228,042	116,178	328,164
Increase (Decrease) in Judicial Deposits	(15,138)	(29,190)	(37,762)	(35,675)
Others	74	140,434	(10,573)	1,913
Total	**(157,490)**	**153,426**	**(299,766)**	**(509,422)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	39,285	(41,228)	66,890	7,531
Amounts Owed to Affiliated Companies	19,718	(41,814)	73	14,797
Customers Advances	811	4,744	(16,375)	38,120
Tax Payable	(51,973)	84,753	(106,627)	133,404
Income Tax and Social Contribution	(645,452)	(327,528)	(884,937)	(563,315)
Others	(248,163)	(106,803)	(384,811)	(88,100)
Total	**(885,774)**	**(427,876)**	**(1,325,787)**	**(457,563)**
Cashflow Generated from Operating Activities	2,119,344	2,812,288	3,810,914	4,547,272
Financial Activities				
Inflow of Loans and Financing	234,576	20,619	649,576	1,655,060
Payment of Loans, Financing and Debentures	(577,675)	(971,627)	(1,645,806)	(3,471,627)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(91,021)	(155,786)	(368,102)	(581,947)
Swap Operation Redemptions	(120,826)	(22,330)	(270,305)	(92,453)
Dividends Paid	(1,375,410)	(564,500)	(1,390,092)	(565,609)
Net Funds from Financial Activities	(1,930,356)	(1,693,624)	(3,024,729)	(3,056,576)
Investment Activities				
(Additions) in Long-term Investments	(295,954)	(348)	(298,546)	(2,628)
(Additions) to Permanent Assets, except Deferred Charges	(213,486)	(161,167)	(408,494)	(323,535)
(Additions) Right off of permanent assets	0	0	0	(62,601)
Funds Used for Investments	(509,440)	(161,515)	(707,040)	(388,764)
Exchange Variation of Cash and Cash Equivalents	4,232	(1,743)	(59,077)	(38,437)
Cash Balance Change	(316,220)	955,406	20,068	1,063,495
At the Beginning of the Period	1,398,139	442,733	1,910,586	847,091
At the End of the Period	1,081,919	1,398,139	1,930,654	1,910,586

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	31-dec-05	31-dec-04	31-dec-05	31-dec-04
Current Assets	3,719,421	3,746,938	6,640,126	6,334,957
Cash and Cash Equivalents	1,081,919	1,398,139	1,930,654	1,910,586
Trade Accounts Receivable	875,464	890,382	1,682,139	1,800,610
Taxes Recoverable	13,393	20,583	87,535	134,309
Inventories	1,265,477	931,440	2,531,861	1,999,007
Deferred Income Tax & Social Contrb'n	184,412	294,607	243,617	298,645
Other Securities Receivables	298,756	211,787	164,320	191,800
Long-Term Receivable	1,090,700	913,668	1,549,137	1,349,333
Deferred Income Tax & Social Contrb'n	491,550	550,858	824,666	885,816
Related Company Credits	327,405	138,206	267,140	80,787
Deposits at Law	174,618	159,480	303,943	266,181
Taxes Recoverable	42,074	14,340	63,989	18,127
Others	55,053	50,784	89,399	98,422
Permanent Assets	8,460,759	6,610,516	10,005,995	9,282,840
Investments	5,028,034	3,108,864	1,329,045	331,831
Property, Plant and Equipment	3,432,725	3,501,652	8,648,782	8,901,940
Deferred	-	-	28,168	49,069
Total Assets	13,270,880	11,271,122	18,195,258	16,967,130

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-dec-05	31-dec-04	31-dec-05	31-dec-04
Current Liabilities	2,111,496	2,239,083	3,940,371	3,884,087
Loans and Financing and Taxes Payable in Installments	543,092	616,470	1,182,990	1,378,417
Suppliers, Subcontractors and Freight	144,484	98,979	395,096	328,206
Taxes, Charges and Payroll Taxes	386,736	461,480	676,851	711,381
Related Companies	66,616	46,898	58,208	58,135
Financial Instruments	271,587	27,167	675,817	129,112
FEMCO	-	-	10,607	11,166
Dividends Payable	540,544	794,803	546,595	808,742
Others	158,437	193,286	394,207	458,928
Long-Term Liabilities	2,351,422	3,022,060	5,418,178	6,921,004
Loans and Financing and Taxes Payable in Installments	724,773	1,113,224	2,436,823	3,669,798
Related Companies	57,658	94,409	14,062	16,920
Provision for Contingencies	579,083	589,769	1,058,218	1,019,548
Actuarial Liability	899,990	962,431	980,086	1,037,093
Financial Instruments	-	155,581	336,736	556,827
FEMCO	-	-	312,153	337,357
Others	89,918	106,646	280,100	283,461
Minority Interests	-	-	84,139	212,590
Shareholders' Equity	8,807,962	6,009,979	8,752,570	5,949,449
Capital	2,400,000	1,280,839	2,400,000	1,280,839
Reserves	2,494,671	1,675,416	2,434,141	1,649,779
Revenues from Fiscal Year	3,913,291	3,053,724	3,918,429	3,018,831
Total Liabilities and Shareholders' Equity	13,270,880	11,271,122	18,195,258	16,967,130

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Corporate Law)

R$ thousand	4Q 05	4Q 04	3Q 05	Chg. 4Q05/4Q04	2005	2004	Chg. 2005/2004
Net Revenues	**1,206,587**	**1,651,725**	**1,240,053**	**-27%**	**5,295,217**	**5,137,216**	**3%**
Domestic Market	720,053	1,004,323	837,389	-28%	3,514,977	3,162,364	11%
Export Market	486,534	647,402	402,664	-25%	1,780,240	1,974,852	-10%
COGS	(956,463)	(922,178)	(815,618)	4%	(3,349,433)	(2,992,992)	12%
Gross Profit	**250,124**	**729,547**	**424,435**	**-66%**	**1,945,784**	**2,144,224**	**-9%**
Gross Margin	21%	44%	34%	-23 p.p.	37%	42%	-5 p.p.
Operating Income (Expenses)	(69,535)	(33,362)	(17,489)	108%	(223,409)	(176,841)	26%
Selling	(16,773)	(24,223)	(20,685)	-31%	(72,089)	(76,683)	-6%
General and Administrative	(12,004)	(18,276)	(13,754)	-34%	(55,576)	(68,327)	-19%
Others, Net	(40,758)	9,137	16,950	-546%	(95,744)	(31,831)	201%
EBIT	**180,589**	**696,185**	**406,946**	**-74%**	**1,722,375**	**1,967,383**	**-12%**
EBIT Margin	15%	42%	33%	-27 p.p.	33%	38%	-5 p.p.
Financial Result	(130,099)	(33,790)	(96,203)	285%	(380,694)	(458,572)	-17%
Equity Income	-	-	460		-	-	
Operating Result	50,490	662,395	311,203	-92%	1,341,681	1,508,811	-11%
Non-Operating Income	(40,950)	(92,089)	(2,666)	-56%	(50,181)	(108,535)	-54%
Profit Before Taxes	**9,540**	**570,306**	**308,537**	**-98%**	**1,291,500**	**1,400,276**	**-8%**
Income Tax / Social Contribution	6,377	(155,931)	(106,202)	-104%	(436,706)	(441,025)	-1%
Net Income	**15,917**	**414,375**	**202,335**	**-96%**	**854,794**	**959,251**	**-11%**
EBITDA	**302,830**	**778,723**	**471,551**	**-61%**	**2,148,433**	**2,225,851**	**-3%**
EBITDA Margin	25.1%	47.1%	38.0%	-22,0 p.p.	40.6%	43.3%	-2,7 p.p.
Depreciation	92,185	59,541	92,682	55%	370,364	234,628	58%
Provisions	30,056	22,997	28,077	31%	55,694	23,840	134%

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded 2005	2004
Operating Activities		
Net Income (Loss) in the Period	854,794	959,251
Financial Expenses and Monetary Var/Net Exchge Var	336,413	429,228
Depreciation, Exhaustion and Amortization	372,225	244,048
Investment Write-offs (Decrease in Permanent Assets)	40,313	84,510
Equity in the Results of Subsidiaries/Associated Companies	0	0
Dividend Income from Subsidiaries	0	0
Income Tax and Social Contribution	436,706	441,025
Provisions	28,167	(25,245)
Others adjustments	6,171	1,252
Adjustment for Minority Participation	(13,917)	10,801
Total	2,060,872	2,144,870
Increase/Decrease of Assets		
Increase (Decrease) in Accounts Receivables	129,981	(315,654)
Increase (Decrease) in Inventories	(178,723)	(217,788)
Increase (Decrease) in Recovery of Taxes	(9,160)	79,550
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0
Increase (Decrease) in Judicial Deposits	(17,638)	(3,337)
Others	(22,491)	16,889
Total	(98,031)	(440,340)
Increase (Decrease) of Liabilities		
Increase (Decrease) in Suppliers	49,253	325
Amounts Owed to Affiliated Companies	0	0
Tax Payable	(317,692)	(208,027)
Income Tax and Social Contribution	(36,057)	(4,368)
Others	(85,570)	77,934
Total	(390,066)	(134,136)
Cashflow Generated from Operating Activities	1,572,775	1,570,394
Financial Activities		
Inflow of Loans and Financing	136,096	1,390,600
Payment of Loans, Financing and Debentures	(731,808)	(2,179,438)
Interest paid on Loans, Financ., Debent.and tax installments	(219,249)	(363,814)
Swap Operation Redemptions	(118,010)	(56,809)
Dividends Paid	(133,628)	(1,109)
Others	(41,110)	(38,028)
Net Funds from Financial Activities	(1,107,709)	(1,248,598)
Investment Activities		
(Additions) in Long-term Investments	0	(164)
(Additions) to Permanent Assets, except Deferred Charges	(167,950)	(141,798)
(Additions) Right off of permanent assets	(2,612)	-11085
Funds Used for Investments	(170,562)	(153,047)
Exchange Variation of Cash and Cash Equivalents	(40,325)	(16,628)
Cash Balance Change	254,179	152,121
At the Beginning of the Period	333,387	181,266
At the End of the Period	587,566	333,387

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Assets
Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated 31-Dec-05	Consolidated 31-Dec-04
Current Assets	2,349,188	1,995,320
Cash and Cash Equivalents	587,566	333,387
Trade Accounts Receivable	586,749	727,929
Taxes Recoverable	17,978	26,603
Inventories	1,040,179	861,456
Deferred Income Tax & Social Contrb'n	51,986	4,038
Other Securities Receivables	64,730	41,907
Long-Term Receivable	366,490	432,675
Deferred Income Tax & Social Contrb'n	219,353	307,029
Deposits at Law	96,929	75,684
Taxes Recoverable	21,264	3,479
Others	28,944	46,483
Permanent Assets	4,626,838	4,852,654
Investments	131	295
Property, Plant and Equipment	4,600,125	4,808,502
Deferred	26,582	43,857
Total Assets	7,342,516	7,280,649

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Liabilities and Shareholders' Equity
Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	31-Dec-05	31-Dec-04
Current Liabilities	1,864,879	1,371,897
Loans and Financing and Taxes Payable in Installments	688,995	660,627
Suppliers, Subcontractors and Freight	236,526	201,561
Taxes Payable in Installments	33,569	90,104
Income Tax and Social Contribution	202,338	85,101
Salaries	61,862	63,134
Financial Instruments	367,103	81,060
Actuarial Liability	10,605	11,166
FEMCO	22	2,845
Dividends Payable	205,467	119,548
Others	58,392	56,751
Long-Term Liabilities	2,743,920	3,770,946
Loans and Financing and Taxes Payable in Installments	1,576,109	2,507,911
Related Companies	402,445	382,743
Provision for Contingencies	337,536	357,306
Actuarial Liability	225,478	317,704
Financial Instruments	4,548	5,814
FEMCO	147,431	145,904
Others	50,373	53,564
Minority Interests	29,185	18,976
Shareholders' Equity	2,704,532	2,118,830
Capital	1,763,814	1,763,814
Reserves	940,718	355,016
Revenues from Fiscal Year	-	-
Total Liabilities and Shareholders' Equity	7,342,516	7,280,649

Sales Volume Breakdown - Consolidated

Thousand tons	4Q 2005		4Q 2004		3Q 2005		Chg. 4Q05/4Q04	2005		2004		Var. 2005/2004
TOTAL SALES	1,981	100%	2,170	100%	1,769	100%	-9%	7,348	100%	8,062	100%	-9%
Heavy Plates	303	15%	447	21%	363	21%	-32%	1,466	20%	1,713	21%	-14%
Hot Coils/Sheets	429	22%	553	25%	443	25%	-22%	1,817	25%	2,124	26%	-14%
Cold Coils/Sheets	597	30%	553	25%	534	30%	8%	2,064	28%	1,999	25%	3%
Electrogalvanized Coils	51	3%	61	3%	56	3%	-16%	235	3%	252	3%	-7%
Hot Dip Galvanized Coils	88	4%	95	4%	94	5%	-7%	335	5%	381	5%	-12%
Processed Products	69	3%	102	5%	72	4%	-32%	286	4%	418	5%	-32%
Slabs	444	23%	359	17%	207	12%	24%	1,145	15%	1,175	15%	-3%
TOTAL SALES - DOMESTIC MARKET	1,071	54%	1,542	71%	1,216	69%	-31%	4,946	67%	5,784	72%	-14%
Heavy Plates	190	10%	347	16%	307	17%	-45%	1,156	16%	1,252	15%	-8%
Hot Coils/Sheets	341	17%	523	24%	363	21%	-35%	1,591	22%	1,984	25%	-20%
Cold Coils/Sheets	353	18%	434	20%	342	19%	-19%	1,424	19%	1,568	19%	-9%
Electrogalvanized Coils	42	2%	60	3%	50	3%	-30%	189	2%	221	3%	-14%
Hot Dip Galvanized Coils	75	4%	78	3%	79	4%	-4%	296	4%	290	4%	2%
Processed Products	43	2%	64	3%	44	3%	-33%	172	2%	256	3%	-33%
Slabs	27	1%	36	2%	31	2%	-25%	118	2%	213	3%	-45%
TOTAL SALES - EXPORTS	910	46%	628	29%	553	31%	45%	2,402	33%	2,278	28%	5%
Heavy Plates	113	6%	100	5%	56	3%	13%	310	4%	461	6%	-33%
Hot Coils/Sheets	88	5%	30	1%	80	5%	193%	226	3%	140	2%	61%
Cold Coils/Sheets	244	12%	119	5%	192	11%	105%	640	8%	431	5%	48%
Electrogalvanized Coils	9	0%	1	0%	6	0%	800%	46	1%	31	0%	48%
Hot Dip Galvanized Coils	13	1%	17	1%	15	1%	-24%	39	1%	91	1%	-57%
Processed Products	26	1%	38	2%	28	1%	-32%	114	2%	162	2%	-30%
Slabs	417	21%	323	15%	176	10%	29%	1,027	14%	962	12%	7%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	4Q 05	3Q 05	2Q 05	1Q 05	4Q 04
Total	1,396	1,635	1,800	1,836	1,698
Heavy Plates	1,807	2,009	2,031	2,034	1,843
Hot Coils/Sheets	1,340	1,445	1,673	1,654	1,466
Cold Coils/Sheets	1,512	1,610	1,834	1,922	1,851
Electrogalvanized Coils	2,052	2,191	2,253	2,291	2,237
Hot Dip Galvanized Coils	2,095	2,094	2,195	2,289	2,201
Processed Products	1,982	2,078	2,296	2,342	2,245
Slabs	644	803	1,052	1,081	1,150

Loans and Financing by Index - Consolidated

R$ million	31-dec-05 Short Term	Long Term	TOTAL	31-dec-04 TOTAL	Chg. dec05/dec04
TOTAL DEBT					
Foreign Currency (*)	799,257	1,958,334	2,757,591	3,846,191	-28%
IGP-M	113,865	109,893	223,758	331,214	-32%
TJLP	215,275	189,493	404,768	584,100	-31%
Others	22,822	34,863	57,685	104,790	-45%
Sub-Total	**1,151,219**	**2,292,583**	**3,443,802**	**4,866,295**	-29%
Debentures	0	0	0	0	0%
Sub-Total	1,151,219	2,292,583	3,443,802	4,866,295	-29%
Taxes Payable in Installments	31,771	144,240	176,011	181,920	-3%
TOTAL	**1,182,990**	**2,436,823**	**3,619,813**	**5,048,215**	-28%
FEMCO	10,607	312,153	322,760	348,523	-7%
TOTAL DEBT	**1,193,597**	**2,748,976**	**3,942,573**	**5,396,738**	-27%
Cash and Cash Equivalents			**1,930,654**	**1,910,586**	1%
NET DEBT			**2,011,919**	**3,486,152**	-42%

(*) 99.2% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	4Q 2005	4Q 2004	3Q 2005	Chg. 4Q05/4Q04	2005	2004	Chg. 2005/2004
Monetary Effects	(28,219)	(21,128)	(34,723)	34%	(117,260)	(170,312)	-31%
Exchange Variation	(59,568)	229,267	96,005	-126%	255,980	217,357	18%
Hedge Income (Expenses)	(25,786)	(224,598)	(188,861)	-89%	(595,676)	(422,870)	41%
Interest on Loans, Financing, ACC's and Pre-Payment	(76,977)	(96,658)	(72,752)	-20%	(332,440)	(491,944)	-32%
Financial Income	76,542	62,141	68,136	23%	286,359	209,289	37%
Other Financial Expenses	(47,632)	(30,115)	(38,381)	58%	(163,160)	(110,375)	48%
NET INTEREST INCOME	**(161,640)**	**(81,091)**	**(170,576)**	**99%**	**(666,197)**	**(768,855)**	**-13%**

RECEIVED

2007 MAR -5 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Summary of the decisions made in the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held at its headquarters, at Rua Prof. José Vieira de Mendonça, 3011, bairro Engenho Nogueira, Belo Horizonte, on March 8, 2006 at 10:30 AM with the presence of Bertoldo Machado Veiga, President; other Members: Ermínio Tadei, Gabriel Stoliar, Hidemi Kawai, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Marta Xavier Gonçalves and Rinaldo Campos Soares (reporter of the business of the day).
The following also took part in the business of the day, Paulo Penido Pinto Marques CFO and Investor Relations Director, Controller João Lucas Ferraz Dungas, CVRD Directors Murilo Ferreira and James Pessoa, alternates Ricardo Yasuyoshi Hashimoto and Marcelo Kehl Jobim; and General Secretary Juventino Moraes de Franca. The members of the Fiscal Council took part in part of the meeting, complying with the matter in art. 163 of Limited Liability Corporation Law.

TOPICS/DETERMINATIONS

2005 Management Report and Accounting Statements - The Management Report and Accounting Statements were approved for the fiscal year ended December 31, 2005, to be submitted to the General Shareholders' Meeting of the Company. The following results were highlighted from the 2005 fiscal year: (1) net income of R$ 3,918,429 (three billion, nine hundred million eighteen thousand four hundred and twenty nine thousand brazilian real), higher than the previous year, which was R$ 3.019 billion;(ii) net revenue from sales reached a total of R$ 13.041 billion; (iii) crude steel production was 8.661 thousand tonnes; (iv) EBITDA of R$ 5.525 billion; (v) in 2005, total investments amounted to R$ 408 million, a reduction of 36% in relation to the planned amount; (vi) Usiminas shares have maintained distinguished performance (4th place in the theoretical portfolio (Jan/Apr 2006) and on the Latibex (3rd most traded).

Distribution of Results – "Ad referendum" to the General Shareholders Meeting, the proposal for destination of net income of the Company in fiscal year 2005 was approved in the amount of R$ 3,918,429 thousand:

a) 5% for constitution of Legal Reserve, i.e., R$ 195,665 thousand;

b) R$1,115,308 thousand destined to the shareholders, being: (i) **intermediary anticipation**, as deliberated in Board Meeting on 8/24/2005 R$ 549,561 thousand, part in the form of interest on equity capital, in the amount of R$1.2167 per ordinary share (ON) and R$1.3384 per preferred share (PN) and part as dividends, in the amount of R$1.1712 per ordinary share (ON) and R$1.2883 per preferred share (PN) (payment made on 09/20/2005); (ii) **complementary anticipation** , under the form of interest on equity capital, as per determination in Board Meeting on 11/23/2005 in the amount of R$ 260,018 thousand, each ordinary share (ON) having the right to R$1.1298 and each preferred share (PN), R$1.2428, by means of accounting credit on 12/30/2005 to holders of these shares on 12/29/2005; (iii) **additional anticipation**, by decision made in the present meeting, under the form of complementary dividends in the amount of R$ 305,729 thousand, being R$1.3284 per ordinary share (ON) and R$1.4613 per preferred share (PN), to holders of these shares on 3/14/2006.

c) R$1,858,813 thousand for Investment and Working Capital Reserve in the terms of art. 24, paragraph 3rd of the Corporate Bylaws; and
d) Retention of R$743,505 thousand, based on art. 196 of Law nr. 6404/76, complying to approved capital budget.

Date of Payment – The Board set the coming 12th day of April for payment of interest on equity capital, complementary, and additional dividend, which total R$2.4582 per ordinary share (ON) and R$2.7041 per preferred share (PN).

Deferred Fiscal Assets – The Board approved the decision of the Executive Board, made in a meeting on 03/06/2006, which approved the Technical Study for Feasibility of the Recuperation of Deferred Fiscal Assets, elaborated by the Controller on 01/09/2006, in the terms of CVM Instruction no. 371 of 06/27/2002. A copy of the Technical Study will be filed with the General Secretary.

General Meeting – The Board set the coming April 10 at 3:00 PM for the General Ordinary Meeting, date at which an Extraordinary Meeting will also be held to deliberate on alterations in the Corporate Bylaws of the Company art. **5th "caput"** (increase in capital due to excess reserves/art. 199 of Law 6404/76, without issuing new shares, and updating of quantity of preferred shares by reason of conversion of Class B share into Class A)**; art. 16** (creation of one more Executive Officer position) and **art. 23** (functioning of the Fiscal Council in a permanent manner).

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Meeting of Board of Directors da Usinas Siderúrgicas de Minas S/A - USIMINAS, held in the headquarters, situated at Rua Prof. José Vieira of Mendonça, 3011, Engenho Nogueira district, in this Capital, on March 8, 2006, at 10:30 AM.
Presences of Directors - Bertoldo Machado Veiga, President; other members: Ermínio Tadei, Gabriel Stoliar, Hidemi Kawai, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Marta Xavier Gonçalves and Rinaldo Campos Soares (reporter of the matters).
Also participated of the works: the CFO and Investor Relations Director Paulo Penido Pinto Marques and the Controller João Lucas Ferraz Dungas; the substitutes Ricardo Yasuyoshi Hashimoto and Marcelo Kehl Jobim; the CVRD's Directors Murilo Ferreira and James Pessoa; and the General Secretary Juventino Moraes de Franca. The Fiscal Council members attended part of the meeting, in compliance with the ruled in the art. 163 of the Limited Liability Corporate Law.
TOPICS/DELIBERATIONS:
Management Report and Financial Statements of 2005 – The Management Report and Financial Statements of the fiscal year ended on December 31, 2005, to be submitted to the Ordinary General Meeting of the Company Shareholders, were approved.
From the consolidated results of the fiscal year 2005, in highlight were put: (i) a net income of R$3,918,429 thousand (three billion, nine hundred and eighteen million, four hundred and twenty-nine thousand brazilian real), the largest of the Usiminas' history; (ii) the net revenue reached the amount of R$13.041 billion; (iii) the crude steel production was 8.661 million tonnes; (iii) R$5.525 billion of EBITDA; (iv) in 2005, the total volume of investments reached R$408 million; (v) the Usiminas shares are maintaining an outstanding performance in Ibovespa (4th place in the Jan/Apr/2006 theoretical book) and in Latibex (3rd more negotiated share). It's appropriate still highlight the constitution of Ternium S/A, with headquarters in Luxembourg, a holding company of Usiminas with the italic-argentine Techint group, and the full success offer of their shares in the New York Stock Exchange.
Income Distribution - "Ad referendum" from the General Meeting was approved by the Board of Directors the proposal of disposition of the net income of the Company in the fiscal year 2005, in the amount of R$3,913,291,000.00 (three billion, nine hundred and thirteen million, two hundred and ninety and one thousand brazilian real), in the following way:
a) 5% for constitution of the Legal Reserve, in other words, R$195,665,000.00;
b) R$1,115,308,000.00 for destination to the shareholders, being: (i) intermediate anticipation, as per determination in RCA-08/24/2005, in the amount of R$549,561,000.00, part under the form of interests on equity capital, at the rate of R$1.2167 per ON share and R$1.3384 per PN share, and part as dividends, at the rate of R$1.1712 per ON share and R$1.2883 per PN share (payment done in 09/20/2005); (ii) complementary anticipation,

under the form of interests on equity capital, as for determination in RCA-11/23/2005, in the amount of R$260,018,000.00, corresponding to each ON share R$1.1298 and to each PN share R$1.2428, by accounting credit in 12/30/2005 to the holders of those actions in 12/29/2005; (iii) additional anticipation, for decision taken in the present meeting, under the form of complementary dividends, in the amount of R$305,729,000.00, being R$1.3284 per ON share and R$1.4613 per PN share, to the holders of those actions in 03/14/2006.
c) R$1,858,813,000.00 for the Investment and Working Capital Reserve, in the terms of the art. 24, paragraph 3rd, of the Corporate Bylaws; and
d) Retention of R$743,505,000.00, based in the art. 196 of Law nr. 6404/76, attending to the capital budget ahead approved.
Date of Payment – The Board of Directors set the date of April 12 close for payment of the interests on equity capital, complementary, and of the additional dividends, complementary, that add R$2.4582 per ON share and R$2.7041 per PN share.
Capital Budget – The Board, taking over the Management proposal, approved the discriminated budget to proceed, to be taken to the Ordinary General Meeting, to overlooking the retention of the portion of the net income of R$743,505,000.00, in the terms of the art. 196 of Law nr. 6404/76:

PROJECTS - 2006	
Discrimination - R$thousand	
Coke plant nr. 3 – Battery 5	**222,639**
New Thermoelectric Centre	**213,428**
Plate Mill Acelerated Cooling	**9,755**
Piaçaguera Channel Dredging	**49,243**
Technological Updating	**105,707**
Environmental Protection	**142,733**
TOTAL GENERAL	**743,505**

CAPITAL BUDGET/ 2006 R$thousand	
Sources	**743,505**
Loans and Financings	309,531
Own Resources	433,974
Applications	
Fixed Investment	743,505

Deffered Fiscal Asset – The Board countersigned the Management decision, taken in the meeting DI-03/06/2006, that approved the Technical Viability Study of the Deffered Fiscal Assets Recovery, date-base: 12/31/2005, elaborated by the Controller Superintendency in 01/09/2006, in the terms of the CVM Instruction nr. 371, of 06/27/2002. A copy of this Technical Study will be filed at the General Secretary office, being part of the present minutes.
Funding in 2006 – The Board approved the following financial operations for funding in

2006, with guarantee of Usiminas:
(a) Export Pre-payment Operation, being borrower the controlled Companhia Siderúrgica Paulista-COSIPA, in the amount of US$150 million, with duration of 7 years;
(b) An Eurobond Emission, being drawer the controlled Companhia Siderúrgica Paulista-COSIPA, in the amount of US$200 million, duration of 10 years, structured through the Usiminas program registered already in the Luxembourg Stock Exchange, being destined part of this emission to buy back the Cosipa Eurobond emitted in January, 2004 with expiration in 2009, with the objective of reducing the cost and the payment "bullet".
Capital Increase in Cosipa - With the aim to guarantee the normality of working capital operations of the controlled Companhia Siderúrgica Paulista-COSIPA and also contribute for its continuous debt reduction, strengthening its financial capacity, the Board, attending the Management recommendation, approved an increase of the Cosipa's capital stock of the amount of R$274 million, being used for this Usiminas credits existents in that company, constituted of dividends and others.
Comments about the iron and steel sector - The perspectives for the iron and steel sector were commented, with presentation of the numbers of the world steel production, the trade balance of that product, the world steel industry consolidation, and, especially, the priority initiatives executed by Usiminas.
Usiparts - After have showed the commercial, financial and operational evolution of Usiparts S/A – Sistemas Automotivos, and taking into account the need of technological updating and capacity increase of that controlled, the Board authorized the guarantee of Usiminas in the financing of R$45 million in negotiation, to be awarded, at first, by BNDES.
Operational results in 2006 – The trend of the operational results for the 2006/1st quarter (Usiminas and Cosipa) was presented, in production terms, sales, net revenue, costs and operational income, EBITDA.
General Meetings – The Board of Directors set April 10 close to take place the Ordinary General Meeting, date in that will also take place an Extraordinary Meeting to deliberate about alterations to the articles 5th, 16 and 23 of the Company Bylaws.
Statutory Alterations – The Board, approving the Management proposals, decided to submit to the General Meeting the matters below that implicate alteration of the Company Bylaws:
Art. 5th "caput" - i) increase of the social capital in R$3,000,000,000.00 (three billion real), without emission of shares, with utilization of part of the Investment and Working Capital Reserve, in the terms of the Bylaws and of the art. 199 of Law nr. 6404/76; ii) update the number of preferred shares, because of the conversion of Class B shares in Class A shares;
Art. 16 – Creation of one more Chief Officer, to attend to the structure foreseen in the meeting of April 29, 2005;
Art. 23 – Make the functioning of Fiscal Council permanent, attending shareholders' claim.
Corporative Planning/2006 - Distributed to the Board members the notebook "Corporative Planning/2006 - Attendance".
Nothing else having to deliberate, ended up the meeting, being proceeded to the drawn up of the respective minutes, that goes assigned by the present Directors and for the General Secretary.

Belo Horizonte, March 8, 2006.



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES

Usiminas Pays Dividends

Belo Horizonte, March 08, 2006 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, OTC:USNZY, Latibex:XUSI], leading company of the Usiminas System, is pleased to announce that, pursuant to the decision taken at today's meeting of the Board of Directors, in according to its Bylaws and to existing Corporate Law, it will pay to its shareholders the amount of R$ 305,729,063.95 (three hundred and five million, seven hundred twenty nine thousand, sixty three reais and ninety five centavos) in the form of complementary dividends relative to fiscal year 2005. The amount to be credited is R$ 1.3284 per common share and R$1.4613 per preferred share.

The shares will be traded ex-dividend on March 15, 2006.

Payment of the dividends will be effected as of April 12, 2006.

The payment of interest on capital, approved in the Board meeting held on Nov. 23, 2005, will also be effected on April 12, 2005 in the amount of R$ 1.1298 per ordinary share and R$ 1.2428 per preferred share to holders of shares on Dec. 29, 2005.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.2 billion in 2004. The USIMINAS System, made up of USIMINAS and Cosipa, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES

ANNOUNCEMENT

Belo Horizonte, February 1, 2006 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY], leading company of the Usiminas System, Latin America's largest steel producer and one of the 25 largest in the world, communicates that Ternium S.A., a company that it controls together with the Techint group, initiated listing of its shares on the New York Stock Exchange. Ternium S.A. has its headquarters in Luxembourg and plants located in Argentina, Venezuela and Mexico. The Initial Public Offering (IPO) was 24.8 million ADSs (American Depositary Shares), each one representing 10 common shares. The offering was fully subscribed at the initial price of US$20 per ADS.

USIMINAS retains 14.25% of the company's capital, equivalent to 292 million common shares.

USIMINAS' partnership with the Techint group in this undertaking gives continuity to its strategy of market expansion and consolidation of USIMINAS as one of the major players in the steel world. According to USIMINAS CEO Rinaldo Campos Soares, "the operation creates capacity acquisition opportunities and future strategic options."

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.2 billion in 2004. The USIMINAS System, made up of USIMINAS and Cosipa, has an annual production capacity of 9.3 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING PEOPLE'S LIVES

USIMINAS SYSTEM PLANS NEW MEDIUM/LONG-TERM INVESTMENT CYCLE

São Paulo, December 12, 2005 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY, XUSI], leading company of the Usiminas System, Latin America's largest steel producer and one of the 25 largest in the world, is pleased to announce its medium and long term investments.

Usiminas in the recent past:

Over the last few years, Usiminas has strengthened its position and achieved an excellent financial condition, integrating its system with technology and quality and expanded its strategic options:

:: We reaped the fruits of the last investment cycle (approximately US$3 billion between 1997 and 2002);
:: We executed our value creation agenda announced in 2003;
:: We took full advantage of a favorable international steel environment.

Usiminas' strategy in the next few years:

The main benefit of the last few years' efforts is to be able now to define new strategic and investment alternatives, which should create more value and further strengthen our competitive position and domestic market leadership, thereby allowing us to continue to grow.

The medium and long-term strategy of Usiminas will advance on two fronts:

1. Strengthening and growing in the local market:
   Usiminas will make important investments in quality and product mix improvement in its mills. The program will total US$1.5 billion over the next five years. The investments will make it possible to sell even higher value-added products with increasingly better quality (transforming slabs into finished products or basic products into other, higher value-added products). In this manner, the leadership of the Usiminas System in the domestic market will be assured. We will maintain focus on the most attractive key segments and position ourselves even better in relation to the growing competition established in Brazil.
2. Growth and internationalization:
   Usiminas will take advantage of its capacity as an efficient and competitive steel producer, actively seeking partners and/or acquisitions abroad, which will allow the company to grow internationally in such a way as to create value. The key factor of this strategy is the construction of a 5-million ton per year plant, an investment of around US$3 billion. The project and selection of main partners, such as CVRD, is in progress. The necessary strategic partnerships and assured international demand for slabs are pre-conditions for the new mill. With this strategy, we will substantially increase Usiminas' crude steel capacity and better position the company to take advantage of the present environment for consolidation in the industry and deconstruction/migration of production capacity to countries with low cost, namely Brazil.

The investments in greater detail:

Specifically, on the first front, targeting the domestic market, significant investments in quality are foreseen (secondary metallurgical equipment) in the Ipatinga plant. This reinforces Usiminas' leadership in technology in segments such as the automotive and large-diameter tubes industries, among others. Also in Ipatinga, construction of a new coke oven plant is scheduled, which will make the plant self-sufficient in coke, and another thermoelectric power plant, which increase the plant's self-sufficiency to 50%. Finally, in anticipation of market growth, we will begin capacity expansion in the plate mill by 300 thousand tons per year.

Also on the first front, we will build a new hot strip mill with a capacity of up to 4 million tons per year at the Cubatão plant. The new rolling mill will allow the System to increase the supply of greater range of high quality products (including both thinner and thicker products). Also at the Cubatão plant, two continuous casting machines and auxiliary steel shop equipment will be revamped, increasing total capacity of the Usiminas System to 10.0 million tons (from the present 9.5 million tons).

The second strategic front mentioned above, the construction of a 5 million ton per year plant, requires two conditions: First, the new mill should be built in partnership with other companies in such a manner as to achieve scale and minimize risks; second, production of the new mill should have secured demand abroad through self-owned rolling facilities or long-term contracts with international partners. Usiminas has been working on this front of growth and internationalization.

Final considerations:

Usiminas' CEO, Dr. Rinaldo Campos Soares, highlighted that these important steps for the future of the company in Brazil and abroad rely on the support of its ever-present shareholders, collaborators and trade partners. Finally, Soares emphasized that, with this medium and long-term strategy, Usiminas will continue to exercise its role as a driver of development in the national steel industry, in the communities where it operates and in the Brazilian economy – maintaining its basic values while becoming stronger and growing in Brazil and globally.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.2 billion in 2004. The USIMINAS System, made up of USIMINAS and Cosipa, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES

Usiminas Pays Interest on Capital

Belo Horizonte, November 25, 2005 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY], leading company of the Usiminas System, Latin America's largest steel producer and one of the 25 largest in the world, is pleased to announce that, pursuant to the decision taken at yesterday's meeting of the Board of Directors, it will pay to its shareholders the amount of R$ 260,018,261.63 (two hundred and sixty million, eighteen thousand, two hundred and sixty one reais and sixty three centavos) in the form of interest on capital relative to the second semester of 2005, which will be counted as part of the minimum obligatory dividend for fiscal year 2005. The amount to be credited is R$ 1.1298 per common share and R$1.2428 per preferred share.

The date of payment will be defined at the meeting of the Board of Directors scheduled for March 8, 2006.

Shareholders listed in the Register on December 29, 2005 will be eligible to receive payment.

The shares will resume trading ex-interest on capital on December 30, 2005.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.2 billion in 2004. The USIMINAS System, made up of USIMINAS and Cosipa, has an annual production capacity of 9.3 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly traded company

NOTICE TO SHAREHOLDERS
Interests on equity capital

We hereby notify the Messieurs Shareholders that the Board of Directors, in the meeting of 11/23/2005, "ad referendum" of the General Meeting, approved the Management proposal of distributing the shareholders, in the terms of the Bylaws and effective corporate legislation, for count to the net profit of the 2nd semester/2005, the amount of R$260,018,261.63 (two hundred and sixty million, eighteen thousand, two hundred and sixty one brazilian real and sixty three cents), under the form of Interests on Equity Capital, complementary, corresponding to each ordinary share R$1.1298 and each preferred share R$1.2428, amounts that will be computed in the calculation of the obligatory minimum dividend of the fiscal year 2005, in the terms of paragraph(§) 5th of the art. 24 of the Bylaws.

The payment date will be set by the Board of Directors in the meeting of March 8, 2006. The right to the referred benefit will have the holders of those shares constant on the Book of Registration of Nominal Shares in 12/29/2005.

The shares will pass to be negotiated "ex-interest" as of 12/30/2005.

Paulo Penido Pinto Marques
Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Meeting of Board of Directors da Usinas Siderúrgicas de Minas S/A - USIMINAS, held in the headquarters, at Rua Prof. José Vieira of Mendonça, 3011, in this Capital, on November 23, 2005, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other members: Ermínio Tadei, Gabriel Stoliar, Hidemi Kawai, José Carlos Martins, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Marta Xavier Gonçalves and Rinaldo Campos Soares (Reporter of the matters).

TOPICS/DELIBERATIONS:

Results of 2005/3rd Quarter - The economical-financial results of Usiminas/Cosipa in the third quarter of the year were presented, which point a consolidated net income of R$782 million brazilian real, cash operational generation (EBITDA) consolidated of R$1.265 billion, a net invoicing of R$3.126 billion and a liquid debt of R$2.243 billion.

In the accumulated until September, the Sistema Usiminas presented the following results: (i) net income of R$2.594 billion, 37% superior to the obtained in equal period of 2004; (ii) EBITDA of R$4.615 billion, a growth of 21%; (iii) net invoicing of R$10.072 billion, 20% more; (iv) investments in the amount of R$349 million; (v) the sales added 5.367 million tonnes of products, of which 72% negotiated at the domestic market, maintained the same percentage of 2004 (28%) of exported products.

As for the debt management, shown the evolution of the consolidated liquid debt, in dollars, from 2001 to June 30 of the current year, as well as the expiration dates of the debt for the next accounting periods, year to year; still put in highlight: the reduction of US$314 million until September of this year (Usiminas, Cosipa and Unigal) and the exchange protection of the Sistema's main companies, with accounting "hedge" of 74% and cash flow "hedge" of 104%.

The operational results from the Sistema steel industries, at the end of 2005, tend for the following numbers: liquid steel production of 8.810 million tonnes, invoicing of R$12.069 billion, operational income of R$4.395 billion.

Growth Strategic Plan - The concepts and premises of the Growth Strategic Plan of Usiminas, from the "White Book", were presented, especially as for the two strategic aspirations until 2015, that is, absolute leadership in the brazilian flat steels market and important presence in the international plate and rolled product market, by the execution of a very defined group of investments in quality and mix improvement, and evaluation of alternatives to more significant capacity expansion.

Corporate Planning for 2006 - The Corporate Planning was presented for 2006, being requested the Counselors a pronouncement about him until December 5 close, after which it will be considered approved, in the absence of safeguards.

Interests on equity capital – The Board, "ad referendum" from the General Meeting, approved the Management proposal of distributing the shareholders, in the terms of the Bylaws and effective corporate legislation, at the bill of the 2005/2nd semester net income, the importance of R$260.018.261,63 (two hundred and sixty million, eighteen thousand, two hundred and sixty one brazilian real and sixty three cents), under the form of Interests on Equity Capital, complementary, being up to each common share R$1,1298 and to each preferred share R$1,2428, amount that will be computed in the calculation of the obligatory minimum dividend of the fiscal year 2005, in the terms of paragraph(§) 5th of the art. 24 of the Bylaws.
The accounting credit will be made in 12/30/2005, to the holders of those shares in 12/29/2005, being deduced the Income Tax Withheld at Source of 15% (fifteen percent), respected the legal exceptions. The payment date will be defined by the Board of Directors in the meeting of March 8, 2006.

Usiminas International Ltd. – The Board, welcoming Management proposal, with the aim to provide better conditions to prospecting the European markets, approved the home transfer of Usiminas International Ltd., from the British Virgin Islands to Luxembourg.
The Management was authorized to take all of the necessary providences in that sense, including constitute a solicitor as the Company representative for the acts to be practiced in the foreign, in the terms of the art. 22, paragraph (§) 3rd, letter "a", of the Bylaws.

Calendar for 2006 - Presented, as suggestion, the Calendar of the Board Meetings for the next fiscal year: March 8, June 28, August 30, November 29 and December 13 (Ipatinga).

Belo Horizonte, November 23, 2005

Bertoldo Machado Veiga
President

Ermínio Tadei Gabriel Stoliar

Hidemi Kawai José Carlos Martins

Kenichi Asaka Marcelo Pereira Malta de Araújo

Marcus Olyntho de Camargo Arruda Marta Xavier Gonçalves

Rinaldo Campos Soares

USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES


3Q05

Belo Horizonte, November 8, 2005 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) announced today its third quarter 2005 (3Q05) results. Operational and financial information of the Company, except where otherwise indicated, is presented based on consolidated data in Brazilian reais in accordance with Brazilian Corporate Law. All comparisons made in this release take into consideration the same period in 2004 (3Q04), except when specified differently.

Net income of R$ 2.6 billion and EBITDA of R$ 4.6 billion through September register growth of 37% and 21% in the period

"Overcoming challenges. This has been the constant work undertaken associated to producing quality steel. As we have said in the recent past, we are living a period of adjustments in the domestic and international steel markets. The Brazilian steel industry will finish the year with a production slowdown over 2004, arriving at an estimated 31 million tonnes. Conversely, global production, stimulated by China, should reach 1.1 billion tonnes of crude steel in 2005, indicating growth of around 6%, in spite of production cuts made with the intention of aligning supply and demand and inventory reductions. In view of the above, the task of maintaining the excellent results achieved throughout the steel industry in 2004 would be considerable, requiring great effort on the part of the companies. To the measure that we are in the middle of a declining steel demand curve, the Usiminas System is doing its part by adjusting production and sales to the reality of the moment, maintaining a firm, determined course in its cost control policy, preserving good margins and producing solid results. As a consequence of this performance, net income of R$ 2.6 billion and operational cash generation of R$ 4.6 billion booked through September demonstrate growth of 37% and 21%, respectively, compared to the same period in 2004. We not only amortized slightly more of our debt, we also are investing in the Ipatinga and Cubatão plants with a view to further reduce costs and add value to our products. We continue confident in relation to the medium and long-term outlook and reaffirm our belief that dedicated work and a qualified team will allow us to overcome all difficulties."

Rinaldo Campos Soares - CEO

9/30/2005	
Closing Quotes	
USIM3	R$ 46.90
USIM5	R$ 51.90
USNZY	US$ 23.29
XUSI	€ 18.81
Capitalization	
R$ 11.7 billion	
US$ 5.3 billion	

Highlights

R$ million	3Q05	3Q04	2Q05	Chg. 3Q05/3Q04	9M05	9M04	Chg. 9M05/9M04
Total Sales Volume (000 t)	1,770	2,011	1,830	-12%	5,368	5,890	-9%
Net Revenue	3,126	3,285	3,487	-5%	10,072	8,421	20%
Gross Profit	1,221	1,572	1,551	-22%	4,503	3,820	18%
Operating Result (EBIT) a	1,098	1,451	1,356	-24%	4,017	3,370	19%
Financial Result	(171)	(96)	(174)	78%	(505)	(688)	-27%
Net Income	782	1,005	810	-22%	2,594	1,892	37%
EBITDA b	1,265	1,602	1,626	-22%	4,615	3,808	21%
EBITDA (R$/t)	706	796	888	-11%	857	646	32%
Total Assets	17,367	15,976	17,245	9%	17,367	15,976	9%
Net Debt	2,243	4,975	2,426	-55%	2,243	4,975	-55%
Stockholders' Equity	7,994	5,621	7,761	42%	7,994	5,621	42%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

IMMEDIATE RELEASE

USIMINAS
Bruno Seno Fusaro - IRM
brunofusaro@usiminas.com.br
Tel : (55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Ligia Montagnani - IR Consultant
ligia.montagnani@firb.com
Tel: (55 11) 3897-6405



Sales and Revenue Higlights

The Usiminas System sold 1.8 million tonnes in 3Q05. Out of this total, 69% was earmarked for the domestic market and 31% was for export. Accumulated sales through September 2005 totaled 5.4 million tonnes of steel products, with 72% destined to the domestic market and 28% for export. The lower volume sold was by reason of adjusting sales to market conditions, especially in the domestic market, which showed weak demand in most consumer segments for flat steel, by excess inventories in distribution and service centers. As the process of inventory reduction in Brazil has been slower than in the European and American markets, Usiminas has been intensifying is export sales and will maintain this policy until the domestic market shows signs of recovery.

Net sales revenue in the quarter reached the mark of R$ 3.1 billion. In the first 9-months of the year, revenues reached the mark of R$ 10.1 billion, a growth of 20% in relation to the 9M04, due to better average prices in the period.

Brazilian Production and Sales

According to preliminary data from IBS - the Brazilian Iron and Steel Institute, Brazilian crude steel production totaled 23.7 million tonnes in the first nine months of 2005, a 4% decrease in relation to the same period in 2004. This is a reflex of declining economic activity in the country, as well as high inventory. Total flat steel production finished the first nine months of 2005 with a decline of 1% in relation to 2004 and totaled 10.5 million tonnes.

Falling demand for flat rolled products in the domestic market resulted in a 16% decline in 3Q05. Compared to the nine months of the previous year, the retraction was 3%. Positive highlights were for the automobile industry, which grew 8%, repeating the excellent performance in 2004 due to the growing rate of production and sales and a healthy vehicle export program. Also, the large-diameter pipe segment evolved significantly - 50% - benefited by several petroleum and gas pipeline projects, where Usiminas is the leading supplier to the industry.

The decline in demand in 2005 occurred in segments such as agricultural machinery, electronic equipment, home appliances, civil construction and distribution. Declines are justified by accumulation of steel inventories, which were formed until the 2nd quarter. The causes for decline are numerous - loss of revenue in the agricultural sector due to the extreme drought in the South, non-performance in infrastructure investment, indirect steel imports in the form of machinery and equipment, components and parts (due to the appreciation of the Real in relation to the dollar).

With lower domestic demand, Brazilian exports have won new ground. According to IBS data, export volume (flat and long steel products) recorded growth of 15% in the first nine months of the year.

Production and Sales of the Usiminas System

Production facilities in Ipatinga and Cubatão operated under stable conditions, meeting production and sales planning goals. Productivity improvements were achieved which allowed for cost reductions in pig iron production at the Cubatao mill, among other gains. In 3Q05, crude steel production of the Usiminas System was 2.1 million tonnes. Accumulated production in the first nine months of 2005 totaled 6.5 million tonnes (28% of Brazilian production) in keeping with the programming for the period.

Production (Crude Steel)

Thousand tonnes	3Q 05	3Q 04	2Q 05	Chg. 3Q05/3Q04	Chg. 3Q05/2Q05	9M 05	9M 04	Var. 9M05/9M04
Usiminas	1,132	1,211	1,161	-7%	-2%	3,428	3,560	-4%
Cosipa	1,015	1,067	1,042	-5%	-3%	3,089	3,163	-2%
Total	2,147	2,278	2,203	-6%	-3%	6,517	6,723	-3%


Consolidated Sales (000 t)
1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
1,770
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
31%
75%
74%
65%
64%
72%
73%
71%
71%
78%
70%
69%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Domestic Market
Export Market

The Usiminas System sold 1.8 million tonnes of finished, semi-finished and processed products in 3Q05, having earmarked 69% of total product sales to the domestic market. In 9M05, this volume registered was 5.4 million tonnes. Usiminas continued as the main supplier of flat rolled steel in the country: in 3Q05, market share was 54%, one percentage point above that of 2Q05. Accumulated market share in the first nine months of 2005 was 53%, consolidating its leading position in important segments, such as the automotive industry, agricultural and highway machinery, industrial equipment, electronics, and small and large-diameter pipe, shapes and shipbuilding.

Exports of the Usiminas System totaled 553 thousand tonnes of shipped products in 3Q05 and accumulated sales totaled 1.5 million tonnes. In the quarter, the share of exports on total sales was intensified, growing two percentage points, coming to 31% and, in the first nine months, reached 28% of sales volume, the same percentage as in 2004.

Sales Volume

Thousand tonnes	3Q 05		3Q 04		2Q 05		Chg. 3Q05/3Q04	9M 05		9M 04		Chg. 9M05/9M04
Usiminas												
Domestic Market	726	78%	831	74%	748	78%	-13%	2,318	82%	2,528	79%	-8%
Export Market	199	22%	291	26%	212	22%	-32%	525	18%	655	21%	-20%
Total	925	100%	1,122	100%	960	100%	-18%	2,843	100%	3,183	100%	-11%
Cosipa												
Domestic Market	490	58%	603	68%	529	61%	-19%	1,558	62%	1,714	63%	-9%
Export Market	354	42%	286	32%	341	39%	24%	967	38%	993	37%	-3%
Total	844	100%	889	100%	870	100%	-5%	2,525	100%	2,707	100%	-7%
System												
Domestic Market	1,216	69%	1,434	71%	1,276	70%	-15%	3,875	72%	4,242	72%	-9%
Export Market	554	31%	577	29%	554	30%	-4%	1,492	28%	1,648	28%	-9%
Total	1,770	100%	2,011	100%	1,830	100%	-12%	5,367	100%	5,890	100%	-9%

Main export countries of destination were USA, China, Germany, Mexico, South Korea, Argentina and Taiwan, which jointly represented 82% of total export sales in the January-September 2005 period.

Sales Volume Mix - 9M05


Usiminas
Expt 18%
Dom Mkt 82%
Cosipa
Expt 38%
Dom Mkt 62%
System
Expt 28%
Dom Mkt 72%



Financial Performance

Net Revenue

Net consolidated revenue in 3Q05 totaled R$ 3.1 billion. Over the nine-month period, net revenue was 20% greater than in the same period of the previous year, totaling R$ 10.1 billion, influenced by better average domestic prices, even in the face of reduced sales volume, the negative currency impact on export revenue and poorer product mix.

Net revenue reached R$ 10.1 billion in 9M05

In 3Q05, net per-tonne revenue grew 8%, going from R$ 1,767/t against R$ 1,633/t in 3Q04. Over 9M05, the ratio is more significant, reaching R$ 1,877/t vs. R$ 1,429/t in 9M04, a 31% growth.

Gross Profit

Gross profit in the quarter was R$ 1.2 billion, lower in relation to 3Q04, mainly caused by the impact of the cost of raw materials, labor, depreciation and third-party services. Gross margin in 3Q05 reached 39%. However, accumulated through September, gross profit totaled R$ 4.5 billion, 18% above that obtained in 9M04. Margins remained stable at 45%.

In 3Q05, COGS/t came to R$ 1,077/t. Compared to 2Q05, it is less than a 2% increase. This figure reflects the correct management decision to adjust production to demand for the moment, eliminating higher costs in the production process, such as purchased coke and pellets. Additionally, dollar devaluation in relation to the Real compensated part of the cost increases with imported inputs.

Operating Profit

Operating profit before finance expenses (EBIT) came to R$ 1.1 billion. EBIT margin in the period was 35%, influenced by sales expenses. In the 9M05 accumulated analysis, compared to the same period in the previous year, operating profit was R$ 4.0 billion vs. R$ 3.4 billion, 19% greater. Operating margin remained stable at 40% in both periods.

EBITDA reached R$ 1.3 billion in 3Q05, with a margin of 41%. In the 9M05, EBITDA totaled R$ 4.6 billion, generating a margin of 46%, one percentage point above that reached in the same period of 2004. In spite of the adverse economic environment, which affected the industry, the good operational and sales performance guaranteed the means to honor commitments assumed by the Company, i.e., dividend payments, current investment needs and debt reduction.

EBITDA margin 46% thru Sept/05

Financial Results and Debt

Net financial expenses (including monetary and exchange variations) were R$ 170.6 million, compared to R$ 95.8 million in 3Q04. In spite of lower hedge expenses and interest payments on debt, as well as a higher return on financial investments, currency gains in 3Q05 were significantly lower when compared to the same period in 2004 due to the appreciation of the Real over the dollar. On the other hand, the situation is inverted on an annual basis, declining 26%, or R$ 183 million.

Gross consolidated debt went from R$ 4.3 billion on June 30, 2005, to R$ 4.0 billion on September 30, 2005, maintaining an equivalent level of US$ 1.8 billion, with 31% in local currency and 69% in foreign currency. Long-term loans and financing represented 75% of total debt, which is considered adequate by the Company. The solid financial situation is reflected in the net debt/EBITDA ratio of 0.4X on 9/30/05. Effective amortization in the year was US$ 313 million, a net reduction of R$ 792 million in 9M05.

Consolidated net debt on 9/30/05 was made up of export-import loans (which represented 31% of total debt), of BNDES financing (21%), of capital markets transactions (14%) and of sundry operations (34%).


Consolidated Net Debt / EBITDA
2,7 2,6 2,5 2,3 2,1 1,6 1,1 0,7 0,4 0,4 0,4
2,4 2,6 2,5 2,3 2,2 1,9 1,7 1,3 1,0 1,0 1,0
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
CND (US$ billion) CND/EBITDA


EBITDA & EBITDA Margin
42% 36% 33% 31% 39% 46% 49% 48% 50% 47% 41%
258 255 225 263 318 422 538 652 646 655 539
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
EBITDA (US$ million) EBITDA Margin

Net Income

In 3Q05, Usiminas accounted for net consolidated income of R$ 782 million, one of the highest ever reached by the Company. Accumulated net income through September 2005 was R$ 2.6 billion, 37% above net income recorded in the same period in 9M04. The results remained favorable for the following reasons: higher average prices; cost management, and the Company's strategy to adapt to new market conditions.

Investment

Accumulated investment through September 2005 reached R$ 349 million, a growth of 53% in relation to the total invested in the previous year. The outlays are for maintenance, technological updating of equipment and environmental protection in the mills.

The approved investment programs are in accordance with established schedules and are in the phase of obtaining the necessary authorizations from environmental authorities (new coke oven battery and thermoelectric power plant in Ipatinga) and final technical/commercial adjustments. The Company has already negotiated long-term financing with governmental agencies for these projects.

A highlight is the revamping of the continuous casting machine at the Cubatão plant, whose project has already been defined through a tender, with the contract in the signing phase.

Outlook

In 2005, global steel production should grow 6% over 2004. China, the largest producer and consumer of steel, remains with a strong economy and should continue to exercise a preponderant role in the market.

The process of adjusting excess inventories is coming to an end. The most recent global market movements for steel indicate a slight price recovery in the 4th quarter of 2005, mainly in the United States and Europe. Asia has resumed imports of significant volumes of steel products and prices have already increased from 5% to 10%, inverting the declining curve caused by excess supply to that market. The movement was mainly led by China, where inventories are relatively low in relation to the intensity of economic activity in the country.

Forecasts of adjustments and market balance at higher price levels sustained by a greater rationalization of the producers are being confirmed and should be the rule for 2006, signaling a more stable international market.

In the domestic market, Brazilian crude steel production estimate for 2005 is 31 million tonnes. The expectation in relation to inventory levels of the distribution network, as well as in some industrial segments is for demand to cool at the end of the fiscal year, returning to normal levels in the first quarter of 2006.

For 2006, the forecast for Brazilian flat steel demand is growth of approximately 8%, according to data from the Brazilian Iron and Steel Institute. This performance will be motivated by factors with direct influence on demand, such as: maintenance in economic growth and international trade; greater steel price stability in the domestic and international markets; reduction in the interest rate and expansion of credit; and advances in management and in infrastructure investments.

Capital Markets

- In 3Q05, Usiminas shares turned over approximately R$ 4.6 billion on the São Paulo Stock Exchange, which was 15% over that traded in 2Q05. Total volume traded with Usiminas shares in the quarter accounted for around 5% of total volume of the Bovespa Index. In the quarter, Usiminas shares (USIM5) appreciated 36%, while the Bovespa Index accumulated an appreciation of 26%. ADRs negotiated over-the-counter in New York appreciated 43% in the quarter.

Trading Summary Table for Usiminas Shares - 3Q05

Stock, ADR or Index	Number of Trades	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 09/30/05
USIM3 (ON)	710	1,426	61,287	21.2%	R$ 46.90
USIM5 (PNA)	104,866	100,352	4,544,304	36.2%	R$ 51.90
USNZY (ADR)	-	-	-	42.9%	US$ 23.00
XUSI (Latibex	15	701	10,738	40.4%	€ 18.81
IBOVESPA	2,186,576	1,005,868,291	88,174,727	26.1%	31,583

USIM5 vs. Ibovespa (12/30/04=100)


140
130
120
110
100
90
80
70
60
50
120,6
96,2
dez/04
jan/05
fev/05
mar/05
abr/05
mai/05
jun/05
jul/05
ago/05
set/05
USIM5
Ibovespa

Shareholder Base Total:	225,285,820
ON	112,280,152
PNA	112,552,835
PNB	452,833

- Usiminas holds a noteworthy position on the Bovespa: fourth place in the theoretical portfolio of 5.79%. The main São Paulo Stock Exchange index, the Ibovespa is used by the entire market as a basis for decision making.

- Good performance in the international market was also demonstrated with the results in the Latibex, the Madrid Stock Exchange. In a period of slightly more than two months since its listing on the exchange, from July 5 to September 13, 2005, Usiminas shares reached third place, with trading volume of around € 8.5 million.

- Subsidiary Cosipa has two outstanding Eurobond transactions. The first is in the amount of US$ 75 million issued in November/03 maturing in November/06 with a coupon of 7.25%. The second is in the amount of US$ 175 million and was issued in January/04 and matures in January/09 with a coupon of 8.25%.

Brazil Day and Latibex

Continuing with its policy of transparency in the capital markets, Usiminas will be present in the month of November at two events to foster greater outreach to international investors

- In New York, Brazil Day is an event set for 11/14, where the Company takes part on a steel industry panel.

- In Madrid, the Company takes part in the VII Latibex Forum to be held from 11/16 to 11/18.

Other highlights

Creation of Ternium

- On Aug. 25, 2005, Usiminas officially announced its participation together with the Techint Group in a major steel company named Ternium, which is a holding company for companies Siderar (Argentina), Sidor (Venezuela) and Hylsamex (Mexico). The new company will have an installed capacity of 12,5 million tonnes per year and revenues of US$ 5 billion. In the operation, Usiminas will take part with its shares in Siderar (5.3%) and Sidor (9.9%), in addition to a cash outlay of US 100 million (already paid out in Aug/05), which corresponds to an initial share of approximately 16% in the Ternium's total capital.

  The transaction broadens the solid partnership between Usiminas and the Techint Group that already exists through its holdings in the control groups of Siderar and Sidor.

  On Oct. 12, 2005, in order to realize the above shareholding, Usiminas established Usiminas Europa A/S, based in Denmark, mainly using assets of its shareholdings in Consorcio Siderurgia Amazonia Ltd - (Sidor) and Siderar. On Oct. 27,2005, Usiminas, through Usiminas Europa, integrated its participation in holding company Ternium S/A.

Dividends and Interest on Capital

- In a meeting held on 8/24/05, the Board of Directors approved the distribution of profit related to the 1st half of the current year. Each ordinary share received R$ 2.3879 and each preferred share R$ 2.6267, with the following description:

  (i) **Interest on Capital**, in the amount of R$ 1.2167 per ordinary share and R$ 1.3384 per preferred share, deducting Income Tax of 15% (fifteen percent), respecting legal exemptions;
  (ii) **Dividends**, in the amount of R$ 1.1712 per ordinary share and R$ 1.2883 per preferred share.

  In both cases, payment was made on 9/20/05 to holder of these shares on 8/31/05. Total payout amount was approximately R$ 549.6 million, a 30% payout ratio.

Usiminas is Top Performer in IR

- Usiminas was elected "top performer" in Investor Relations for the second consecutive year according to a survey made by Institutional Investor magazine among 50 institutions operating in the Latin American stock markets. The survey classifies Usiminas in second place in the "Metals and Mining" category - "Buy Side", which places the Company in the select group of principal companies in Latin America. The ranking evaluates topics, such as transparency, quality of financial information, attending to the needs of analysts and portfolio managers and access to top management.

Transparency Award

- Usiminas was one of the ten finalists for the "Transparency Award - IX Anefac-Fipecafi-Serasa Awards", given by the National Association of Finance, Management and Accounting Executives (Anefac) in the Publicly Traded Company category. The Company was selected among the 500 biggest and best companies in Brazil in the areas of trade, industry and services. The Transparency Award is conceded to companies that disclose their accounting reports with clear, precise and transparent information, fundamental to demonstrate its respect for consumers, shareholders and society. This is the third that Usiminas has received honorable mention.

Other companies of the Usiminas System (non-consolidated information)

Sidor

Sidor is the largest steel maker in Venezuela. It produced 3.0 million tonnes of crude steel in the first nine months of 2005, 4% greater than that produced in the same period in 2004. Total sales were 2.8 million tonnes, a 14% increase over 9M04, with 45% to meet the needs of the domestic market and 55% for exports. Gross revenues of the company reached US$ 1.8 billion in the nine months Of 2005, 39% above the same period in 2004. EBITDA was US$ 853 million, with EBITDA margin at 47%. Net income accounted for in the 9 months of 2005 was US$ 282 million. Usiminas is a shareholder of Sidor via the Amazônia Consortium and holds 16.6% of the Consortium, which corresponds to 9.9% of Sidor's capital.

Siderar

The 9-month accumulated sales at Siderar in 2005 were 1.7 million tonnes, 9% greater than that in the same period of the previous year. Out of this total, 67% was earmarked for the domestic market, which had stable demand.

The Company's exports were 570 thousand tonnes (33% of total sales volume) and were distributed to the following countries: Europe, 42%; Latin America, 28%; North America, 20%, Asia, 9% and Africa, 1%.

Net accumulated revenue through September/05 was ARP 3.3 billion (US$ 1.1 billion*) 32% greater than revenue in 9M04. EBITDA grew 18% and reached ARP 1.3 billion (US$ 457.1 million*) with margin at 39% and net income in the period of ARP 932 million (US$ 320.6 million*), 9% grater than the amount achieved in the previous year. Usiminas has a 5.32% share in Siderar's capital.

* Average exchange rate (ARP/US$):

9M 2005	9M 2004
2.9081	2.9435

Usiminas Mecânica

The company obtained net income of R$ 16.3 million through September/05, 23% above that accounted for in the same period of the previous year. Net revenue grew 72%.

A capital goods company, "UMSA" holds a portfolio containing several long-term projects, including modular structures for petroleum platforms, equipment and assembly for Expansion II of Alunorte, revamping of the Bronx-Whitestone Bridge in New York City and port cranes. Usiminas holds 99.9% of Usiminas Mecânica S.A.'s capital.

Unigal

Unigal is a joint venture between Usiminas and Nippon Steel Corp. and processes cold rolled coils through the hot dip galvanizing process. In 3Q05, 104 thousand tonnes were processed. Net revenue grew 26% and reached R$ 48.2 million due to higher prices. In the quarter, EBITDA was R$ 45.2 million and net income in the quarter reached R$ 10.1 million, 36% and 11% greater, respectively, than those reached in 3Q04.

Through 9M05, accumulated EBITDA totaled R$ 138 million, a growth of 24%, and net income came to R$36 million, a growth of 44% over 3Q04. Usiminas holds 79.3% of Unigal's capital.

For more information:
Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (55 31) 3499-8710

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: (55 31) 3499-8619

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: (55 31) 3499-8056

COSIPA - Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: (55 11) 5070-8980

Conference Call: Thursday, November 10

Local, at 11:00 A.M. (Brasília).
Telephones for connection:
Brazil: (11) 4613-0501
International: (55 11) 4613-4525

International, at 12:30 P.M. (Brasília).
Telephones for connection:
USA: (1 800) 860-2442
Brazil: (11) 4613-0502
Other countries: (1 412) 858-4600

Access codes: **177** (local) / **675** (international)

The conference call will be transmitted live via internet, accompanied by a slide presentation on the website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	3Q 05	3Q 04	2Q 05	Chg. 3Q05/3Q04
Net Revenues	**1,652,944**	**1,846,190**	**1,824,359**	-10%
Domestic Market	1,404,468	1,332,055	1,510,842	5%
Export Market	248,476	514,135	313,517	-52%
COGS	(960,957)	(976,090)	(1,014,385)	-2%
Gross Profit	**691,987**	**870,100**	**809,974**	-20%
Gross Margin	42%	47%	44%	-5 p.p.
Operating Income (Expenses)	**(72,401)**	**(63,610)**	**(82,525)**	14%
Selling	(21,600)	(23,303)	(27,826)	-7%
General and Administrative	(30,440)	(34,642)	(34,595)	-12%
Others, Net	(20,361)	(5,665)	(20,104)	259%
EBIT	**619,586**	**806,490**	**727,449**	-23%
EBIT Margin	37%	44%	40%	-7 p.p.
Financial Result	(46,233)	(59,863)	(89,227)	-23%
Equity Income	250,204	429,585	360,739	-42%
Operating Result	**823,557**	**1,176,212**	**998,961**	-30%
Non-Operating Income	(841)	(10,314)	713	-92%
Profit Before Taxes	**822,716**	**1,165,898**	**999,674**	-29%
Income Tax / Social Contribution	(57,808)	(160,149)	(194,983)	-64%
Net Income	**764,908**	**1,005,749**	**804,691**	-24%
Net Margin	**46%**	**54%**	**44%**	-8 p.p.
Net Income per thousand shares	**3.48672**	**4.58456**	**3.66806**	-24%
EBITDA	702,301	892,570	832,814	-21%
EBITDA Margin	42.5%	48.3%	45.6%	-5,8 p.p.
Depreciation	65,532	63,723	64,327	3%
Provisions	17,183	22,357	41,038	-23%

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	9M 05	9M 04	Chg. 9M05/9M04
Net Revenues	**5,380,467**	**4,654,543**	**16%**
Domestic Market	4,584,536	3,638,707	26%
Export Market	795,931	1,015,836	-22%
COGS	(2,862,902)	(2,519,197)	14%
Gross Profit	**2,517,565**	**2,135,346**	**18%**
Gross Margin	**47%**	**46%**	**+1 p.p.**
Operating Income (Expenses)	**(233,839)**	**(206,843)**	**13%**
Selling	(71,552)	(72,662)	-2%
General and Administrative	(92,498)	(85,242)	9%
Others, Net	(69,789)	(48,939)	43%
EBIT	**2,283,726**	**1,928,503**	**18%**
EBIT Margin	**42%**	**41%**	**+1 p.p.**
Financial Result	(165,168)	(233,866)	-29%
Equity Income	1,103,971	706,843	56%
Operating Result	**3,222,529**	**2,401,480**	**34%**
Non-Operating Income	2,097	(17,019)	-112%
Profit Before Taxes	**3,224,626**	**2,384,461**	**35%**
Income Tax / Social Contribution	(627,944)	(477,872)	31%
Net Income	**2,596,682**	**1,906,589**	**36%**
Net Margin	**48%**	**41%**	**+7 p.p.**
Net Income per thousand shares	11.83659	8.69090	36%
EBITDA	**2,535,228**	**2,144,019**	**18%**
EBITDA Margin	**47.1%**	**46.1%**	**+1,0 p.p.**
Depreciation	193,281	188,566	3%
Provisions	58,221	26,950	116%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	3Q 05	3Q 04	2Q 05	Chg. 3Q05/3Q04
Net Revenues	**3,125,994**	**3,284,712**	**3,487,371**	**-5%**
Domestic Market	2,409,012	2,245,545	2,599,020	7%
Export Market	**716,982**	**1,039,167**	**888,351**	-31%
COGS	(1,905,278)	(1,712,510)	(1,935,982)	11%
Gross Profit	**1,220,716**	**1,572,202**	**1,551,389**	**-22%**
Gross Margin %	39%	48%	44%	-9 p.p.
Operating Income (Expenses)	**(122,928)**	**(121,608)**	**(195,800)**	**1%**
Selling	(59,392)	(55,975)	(59,876)	6%
General and Administrative	(60,574)	(65,895)	(65,285)	-8%
Others, Net	(2,962)	262	(70,639)	-1231%
EBIT	**1,097,788**	**1,450,594**	**1,355,589**	**-24%**
EBIT Margin %	35%	44%	39%	-9 p.p.
Financial Result	(170,576)	(95,788)	(173,693)	78%
Equity Income	41,178	69,071	26,093	-40%
Operating Result	**968,390**	**1,423,877**	**1,207,989**	**-32%**
Non-Operating Income	(2,507)	(14,167)	669	-82%
Profit Before Taxes	**965,883**	**1,409,710**	**1,208,658**	**-31%**
Income Tax / Social Contribution	(181,457)	(371,102)	(395,125)	-51%
Income before Taxes	**784,426**	**1,038,608**	**813,533**	**-24%**
Minority Interests	(2,350)	(33,685)	(3,079)	-93%
Net Income	**782,076**	**1,004,923**	**810,454**	**-22%**
Net Margin	25%	31%	23%	-6 p.p.
Net Income per thousand shares	3.56498	4.58079	3.69433	-22%
EBITDA	**1,265,389**	**1,601,561**	**1,625,908**	**-21%**
EBITDA Margin %	40.5%	48.8%	46.6%	-8,3 p.p.
Depreciation	171,117	138,195	197,920	24%
Provisions	(3,516)	12,772	72,399	-128%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	9M 05	9M 04	Chg. 9M05/9M04
Net Revenues	**10,072,167**	**8,420,892**	**20%**
Domestic Market	7,797,241	5,916,063	32%
Export Market	2,274,926	2,504,829	-9%
COGS	(5,569,089)	(4,600,876)	21%
Gross Profit	**4,503,078**	**3,820,016**	**18%**
Gross Margin	45%	45%	0 p.p.
Operating Income (Expenses)	**(486,294)**	**(450,272)**	**8%**
Selling	(173,312)	(174,056)	0%
General and Administrative	(183,914)	(179,554)	2%
Others, Net	(129,068)	(96,662)	34%
EBIT	**4,016,784**	**3,369,744**	**19%**
EBIT Margin	40%	40%	0 p.p.
Financial Result	(504,557)	(687,777)	-27%
Equity Income	216,509	90,080	140%
Operating Result	**3,728,736**	**2,772,047**	**35%**
Non-Operating Income	(372)	(26,276)	-99%
Profit Before Taxes	**3,728,364**	**2,745,771**	**36%**
Income Tax / Social Contribution	(1,119,845)	(800,373)	40%
Income before Taxes and Profit Sharing	2,608,519	1,945,398	34%
Profit Sharing	(14,671)	(53,773)	37%
Net Income	**2,593,848**	**1,891,625**	**37%**
Net Margin	26%	22%	+4 p.p.
Net Income per thousand shares	11.82367	8.79435	34%
EBITDA	**4,615,194**	**3,807,831**	**21%**
EBITDA Margin	45.8%	45.2%	+0,6 p.p.
Depreciation	491,843	410,116	20%
Provisions	89,527	27,971	220%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 3Q 05	Parent Company 3Q 04	Consolitaded 3Q 05	Consolitaded 3Q 04
Operating Activities				
Net Income (Loss) in the Period	764,908	1,005,749	782,076	1,004,923
Financial Expenses and Monetary Var/Net Exchge Var	52,195	55,802	107,860	94,790
Depreciation, Exhaustion and Amortization	65,532	63,723	171,114	138,194
Investment Write-offs (Decrease in Permanent Assets)	14,978	22,572	15,014	22,578
Equity in the Results of Subsidiaries/Associated Companies	(250,204)	(429,585)	(41,178)	(69,071)
Dividend Income from Subsidiaries	0	0	0	275
Income Tax and Social Contribution	57,808	160,149	181,457	371,102
Provisions	(48,238)	(7,250)	(65,280)	7,808
Adjustment for Minority Participation	0	0	2,350	33,685
Total	**656,979**	**871,160**	**1,153,413**	**1,604,284**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	128,491	(163,607)	97,978	(167,481)
Increase (Decrease) in Inventories	(158,956)	(131,574)	(155,899)	(292,189)
Increase (Decrease) in Recovery of Taxes	4,455	(4,490)	7,018	(103,559)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	30,175	44,605	57,471	140,850
Increase (Decrease) in Judicial Deposits	(1,897)	279	(10,334)	(3,032)
Others	(182,789)	(22,168)	(233,733)	(25,279)
Total	**(180,521)**	**(276,955)**	**(237,499)**	**(450,690)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(26,306)	25,503	(67,662)	100,862
Amounts Owed to Affiliated Companies	(21,153)	19,800	(11,266)	57,310
Customers Advances	12,969	(2,361)	35,361	58,109
Tax Payable	(19,063)	22,407	(24,939)	24,784
Income Tax and Social Contribution	(194,004)	(43,689)	(124,110)	(36,510)
Others	108,890	(47,319)	(55,603)	(104,962)
Total	**(138,667)**	**(25,659)**	**(248,219)**	**99,593**
Cashflow Generated from Operating Activities	**337,791**	**568,546**	**667,695**	**1,253,187**
Financial Activities				
Inflow of Loans and Financing	234,576	1,153	355,675	142,083
Payment of Loans, Financing and Debentures	(146,822)	(250,967)	(363,956)	(613,759)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(31,207)	(42,799)	(109,160)	(168,722)
Swap Operation Redemptions	(12,638)	(341)	(37,229)	(17,151)
Dividends Paid	(549,323)	(269,267)	(533,742)	(270,017)
Net Funds from Financial Activities	**(505,414)**	**(562,221)**	**(688,412)**	**(927,566)**
Investment Activities				
(Additions) in Long-term Investments	0	0	95,956	(182)
(Additions) to Permanent Assets, except Deferred Charges	(35,618)	(61,630)	(95,247)	(101,248)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(35,618)**	**(61,630)**	**709**	**(101,430)**
Exchange Variation of Cash and Cash Equivalents	**3,191**	**(8,160)**	**(18,183)**	**(44,047)**
Cash Balance Change	**(200,050)**	**(63,465)**	**(38,191)**	**180,144**
At the Beginning of the Period	1,070,760	566,789	1,832,752	1,144,259
At the End of the Period	870,710	503,324	1,794,561	1,324,403

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 9M 05	Parent Company 9M 04	Consolitaded 9M 05	Consolitaded 9M 04
Operating Activities				
Net Income (Loss) in the Period	2,596,682	1,906,589	2,593,848	1,891,625
Financial Expenses and Monetary Var/Net Exchge Var	174,437	256,085	296,959	675,260
Depreciation, Exhaustion and Amortization	193,281	188,566	508,882	410,117
Investment Write-offs (Decrease in Permanent Assets)	28,624	22,577	29,088	22,865
Equity in the Results of Subsidiaries/Associated Companies	(1,103,971)	(706,843)	(216,509)	(90,080)
Dividend Income from Subsidiaries	0	0	1,723	960
Income Tax and Social Contribution	627,944	477,872	1,119,845	800,373
Provisions	(68,396)	35,711	(24,325)	95,635
Adjustment for Minority Participation	0	0	14,671	53,773
Total	**2,448,601**	**2,180,557**	**4,324,182**	**3,860,528**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	137,424	8,231	278,162	(282,744)
Increase (Decrease) in Inventories	(423,119)	(247,577)	(824,135)	(561,830)
Increase (Decrease) in Recovery of Taxes	2,666	82,721	68,729	(59,246)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	200,592	148,875	309,397	209,807
Increase (Decrease) in Judicial Deposits	(8,852)	(28,205)	(27,622)	(35,864)
Others	(26,388)	(91,857)	(99,742)	33,752
Total	**(117,677)**	**(127,812)**	**(295,211)**	**(696,125)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	139,209	(1,868)	124,357	126,118
Amounts Owed to Affiliated Companies	30,264	14,548	30,570	81,553
Customers Advances	9,589	1,015	34,724	141,980
Tax Payable	(56,700)	31,340	(97,752)	34,403
Income Tax and Social Contribution	(607,251)	(224,350)	(709,556)	(259,962)
Others	(113,218)	(55,466)	(222,900)	(87,556)
Total	**(598,107)**	**(234,781)**	**(840,557)**	**36,536**
Cashflow Generated from Operating Activities	**1,732,817**	**1,817,964**	**3,188,414**	**3,200,939**
Financial Activities				
Inflow of Loans and Financing	234,576	20,480	562,301	1,507,263
Payment of Loans, Financing and Debentures	(521,601)	(938,241)	(1,354,323)	(2,852,248)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(83,984)	(135,020)	(302,796)	(492,869)
Swap Operation Redemptions	(28,468)	(22,095)	(115,374)	(72,145)
Dividends Paid	(1,341,985)	(574,397)	(1,356,667)	(575,147)
Net Funds from Financial Activities	**(1,741,462)**	**(1,649,273)**	**(2,566,859)**	**(2,485,146)**
Investment Activities				
(Additions) in Long-term Investments	(295,624)	0	(295,616)	(1,806)
(Additions) to Permanent Assets, except Deferred Charges	(227,401)	(105,815)	(348,658)	(227,687)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(523,025)**	**(105,815)**	**(644,274)**	**(229,493)**
Exchange Variation of Cash and Cash Equivalents	**4,241**	**(2,285)**	**(84,894)**	**(4,904)**
Cash Balance Change	**(527,429)**	**60,591**	**(107,613)**	**481,396**
At the Beginning of the Period	1,398,139	442,733	1,902,174	843,007
At the End of the Period	870,710	503,324	1,794,561	1,324,403

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	30-Sep-05	31-Dec-04	30-Sep-05	31-Dec-04
Current Assets	3,332,992	3,746,938	6,724,054	6,343,217
Cash and Cash Equivalents	870,710	1,398,139	1,794,561	1,902,174
Trade Accounts Receivable	752,958	890,382	1,532,572	1,810,734
Taxes Recoverable	17,917	20,583	93,547	162,276
Inventories	1,354,559	931,440	2,804,592	1,980,457
Deferred Income Tax & Social Contrb'n	287,930	294,607	372,802	294,607
Other Securities Receivables	48,918	211,787	125,980	192,969
Long-Term Receivable	931,414	913,668	1,194,744	1,349,007
Deferred Income Tax & Social Contrb'n	356,943	550,858	498,224	885,816
Related Company Credits	314,113	138,206	253,618	80,787
Deposits at Law	168,332	159,480	293,477	265,855
Taxes Recoverable	40,238	14,340	58,437	18,127
Others	51,788	50,784	90,988	98,422
Permanent Assets	8,028,729	6,610,516	9,448,513	9,289,250
Investments	4,521,338	3,108,864	689,194	344,300
Property, Plant and Equipment	3,507,391	3,501,652	8,712,602	8,895,881
Deferred	-	-	46,717	49,069
Total Assets	12,293,135	11,271,122	17,367,311	16,981,474

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	30-Sep-05	31-Dec-04	30-Sep-05	31-Dec-04
Current Liabilities	1,806,594	2,239,083	3,589,758	3,916,815
Loans and Financing and Taxes Payable in Installments	545,813	616,470	1,045,500	1,378,417
Suppliers, Subcontractors and Freight	238,900	98,979	471,597	347,240
Taxes, Charges and Payroll Taxes	428,531	461,480	677,798	738,550
Related Companies	76,450	46,898	77,888	47,318
Financial Instruments	342,046	27,167	786,469	129,112
FEMCO	-	-	4,855	11,166
Dividends Payable	2,379	794,803	3,407	807,026
Others	172,475	193,286	522,244	457,986
Long-Term Liabilities	2,429,441	3,022,060	5,726,150	6,921,004
Loans and Financing and Taxes Payable in Installments	731,075	1,113,224	2,987,260	3,669,798
Related Companies	71,677	94,409	15,967	16,918
Provision for Contingencies	561,345	589,769	1,000,203	1,019,548
Actuarial Liability	971,228	962,431	1,051,840	1,374,450
Financial Instruments	-	155,581	22,084	208,304
FEMCO	-	106,646	316,846	283,463
Others	94,116	-	331,950	348,523
Minority Interests	-	-	57,632	194,171
Shareholders' Equity	8,057,100	6,009,979	7,993,771	5,949,484
Capital	2,400,000	1,280,839	2,400,000	1,280,839
Reserves	3,060,418	1,675,416	2,999,923	1,649,779
Revenues from Fiscal Year	2,596,682	3,053,724	2,593,848	3,018,866
Total Liabilities and Shareholders' Equity	12,293,135	11,271,122	17,367,311	16,981,474

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Corporate Law)

R$ thousand	3Q 05	3Q 04	2Q 05	Chg. 3Q05/3Q04
Net Revenues	**1,240,053**	**1,307,312**	**1,469,261**	**-5%**
Domestic Market	837,389	846,124	963,565	-1%
Export Market	402,664	461,188	505,696	-13%
COGS	(815,618)	(737,216)	(853,438)	11%
Gross Profit	**424,435**	**570,096**	**615,823**	**-26%**
Gross Margin	34%	44%	42%	-10 p.p.
Operating Income (Expenses)	(17,489)	(24,181)	(74,827)	-28%
Selling	(20,685)	(15,879)	(14,010)	30%
General and Administrative	(13,754)	(15,128)	(13,389)	-9%
Others, Net	16,950	6,826	(47,428)	148%
EBIT	**406,946**	**545,915**	**540,996**	**-25%**
EBIT Margin	33%	42%	37%	-9 p.p.
Financial Result	(96,203)	(14,097)	(28,099)	582%
Equity Income	460	4,383	964	-90%
Operating Result	311,203	536,201	513,861	-42%
Non-Operating Income	(2,666)	(2,998)	(486)	-11%
Profit Before Taxes	**308,537**	**533,203**	**513,375**	**-42%**
Income Tax / Social Contribution	(106,202)	(180,705)	(175,096)	-41%
Net Income	**202,335**	**352,498**	**338,279**	**-43%**
EBITDA	**471,551**	**592,759**	**694,821**	**-20%**
EBITDA Margin	38.0%	45.3%	47.3%	-5,3 p.p.
Depreciation	92,682	58,991	120,851	57%

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Corporate Law)

R$ thousand	9M 05	9M 04	Chg. 9M05/9M04
Net Revenues	**4,052,719**	**3,460,679**	**17%**
Domestic Market	2,759,012	2,133,229	29%
Export Market	1,293,707	1,327,450	-3%
COGS	(2,378,690)	(2,069,822)	15%
Gross Profit	**1,674,029**	**1,390,857**	**20%**
Gross Margin	41%	40%	+1 p.p.
Operating Income (Expenses)	(147,104)	(137,191)	7%
Selling	(51,384)	(49,001)	5%
General and Administrative	(40,105)	(46,935)	-15%
Others, Net	(55,615)	(41,255)	35%
EBIT	**1,526,925**	**1,253,666**	**22%**
EBIT Margin	38%	36%	+2 p.p.
Financial Result	(248,442)	(423,965)	-41%
Equity Income	4,153	6,950	-40%
Operating Result	1,282,636	836,651	53%
Non-Operating Income	(3,911)	(9,027)	-57%
Profit Before Taxes	**1,278,725**	**827,624**	**55%**
Income Tax / Social Contribution	(439,256)	(280,519)	57%
Net Income	**839,469**	**547,105**	**53%**
EBITDA	**1,829,915**	**1,428,802**	**28%**
EBITDA Margin	45.2%	41.3%	+3,9 p.p.
Depreciation	277,352	174,293	59%

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded			
	3Q 05	3Q 04	9M 05	9M 04
Operating Activities				
Net Income (Loss) in the Period	202,335	352,498	839,469	547,105
Financial Expenses and Monetary Var/Net Exchge Var	59,793	(18,486)	158,146	384,217
Depreciation, Exhaustion and Amortization	93,148	61,330	278,749	182,210
Investment Write-offs (Decrease in Permanent Assets)	0	201	237	262
Equity in the Results of Subsidiaries/Associated Companies	(459)	(4,750)	(4,152)	(7,776)
Dividend Income from Subsidiaries	0	275	1,723	960
Income Tax and Social Contribution	106,202	180,705	439,256	280,519
Provisions	(17,256)	(4,680)	41,248	28,900
Adjustment for Minority Participation	0	0	0	0
Total	**443,763**	**567,093**	**1,754,676**	**1,416,397**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	36,260	8,057	217,840	(69,966)
Increase (Decrease) in Inventories	(24,819)	(157,970)	(341,688)	(291,958)
Increase (Decrease) in Recovery of Taxes	100	(51,024)	28,050	(96,006)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0	0	0
Increase (Decrease) in Judicial Deposits	(5,760)	(1,786)	(14,576)	(688)
Others	17,781	37,144	46,623	27,037
Total	**23,562**	**(165,579)**	**(63,751)**	**(431,581)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(46,264)	110,643	11,551	91,239
Amounts Owed to Affiliated Companies	1,156	(3,723)	1,156	9,160
Tax Payable	(5,902)	5,678	(26,867)	1,845
Income Tax and Social Contribution	(68,684)	0	(246,199)	0
Others	7,977	4,438	(55,894)	65,666
Total	**(111,717)**	**117,036**	**(316,253)**	**167,910**
Cashflow Generated from Operating Activities	355,608	518,550	1,374,672	1,152,726
Financial Activities				
Inflow of Loans and Financing	92,436	107,036	92,569	1,319,001
Payment of Loans, Financing and Debentures	(167,732)	(311,157)	(583,247)	(1,724,409)
Interest paid on Loans, Financ., Debent.and tax installments	(71,513)	(114,047)	(199,413)	(314,293)
Swap Operation Redemptions	(24,676)	(16,641)	(75,444)	(44,983)
Dividends Paid	(3)	0	(132,084)	0
Net Funds from Financial Activities	(171,488)	(334,809)	(897,619)	(764,684)
Investment Activities				
(Additions) in Long-term Investments	0	0	0	(164)
(Additions) to Permanent Assets, except Deferred Charges	(49,001)	(34,217)	(102,593)	(109,750)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	(49,001)	(34,217)	(102,593)	(109,914)
Exchange Variation of Cash and Cash Equivalents	(11,980)	(19,424)	(57,469)	(4,808)
Cash Balance Change	123,139	130,100	316,991	273,320
At the Beginning of the Period	518,827	320,402	324,975	177,182
At the End of the Period	641,966	450,502	641,966	450,502

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Assets
Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated 30-Sep-05	Consolidated 31-Dec-04
Current Assets	**2,468,960**	**2,003,467**
Cash and Cash Equivalents	641,966	324,975
Trade Accounts Receivable	508,935	737,975
Taxes Recoverable	12,330	54,570
Inventories	1,184,559	842,871
Deferred Income Tax & Social Contrb'n	84,872	-
Other Securities Receivables	36,298	43,076
Long-Term Receivable	**258,106**	**432,349**
Deferred Income Tax & Social Contrb'n	113,233	307,029
Deposits at Law	92,884	75,358
Taxes Recoverable	17,669	3,479
Others	34,320	46,483
Permanent Assets	**4,698,720**	**4,866,346**
Investments	30,028	20,046
Property, Plant and Equipment	4,624,936	4,802,443
Deferred	43,756	43,857
Total Assets	**7,425,786**	**7,302,162**

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Liabilities and Shareholders' Equity
Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated 30-Sep-05	Consolidated 31-Dec-04
Current Liabilities	1,532,513	1,404,547
Loans and Financing and Taxes Payable in Installments	535,535	660,627
Suppliers, Subcontractors and Freight	209,001	208,592
Taxes, Charges and Payroll Taxes	143,783	165,673
Deferred Taxes	63,965	46,075
Financial Instruments	407,617	81,060
Actuarial Liability	4,855	11,166
FEMCO	-	2,845
Dividends Payable	1,028	117,832
Others	166,729	110,677
Long-Term Liabilities	2,993,253	3,770,946
Loans and Financing and Taxes Payable in Installments	1,770,779	2,507,911
Related Companies	395,611	382,743
Provision for Contingencies	352,994	357,306
Actuarial Liability	226,089	317,704
Financial Instruments	4,602	5,814
FEMCO	191,893	145,904
Others	51,285	53,564
Minority Interests	-	-
Shareholders' Equity	2,900,020	2,126,669
Capital	1,763,815	1,763,814
Reserves	296,736	362,855
Revenues from Fiscal Year	839,469	-
Total Liabilities and Shareholders' Equity	7,425,786	7,302,162

Sales Volume Breakdown - Consolidated

Thousand tons	3Q 05		3Q 04		2Q 05		Chg. 3Q05/3Q04
TOTAL SALES	1,770	100%	2,011	100%	1,830	100%	-7%
Heavy Plates	363	21%	414	21%	424	23%	-15%
Hot Coils/Sheets	443	25%	503	25%	434	24%	-18%
Cold Coils/Sheets	534	30%	471	23%	481	27%	14%
Electrogalvanized Coils	56	3%	63	3%	55	3%	-15%
Hot Dip Galvanized Coils	94	5%	109	5%	80	4%	29%
Processed Products	72	4%	108	5%	80	4%	-33%
Slabs	207	12%	343	17%	276	15%	-10%
TOTAL SALES - DOMESTIC MARKET	1,216	69%	1,434	71%	1,276	70%	-12%
Heavy Plates	307	17%	319	16%	353	19%	2%
Hot Coils/Sheets	363	21%	477	24%	401	22%	-26%
Cold Coils/Sheets	342	19%	381	19%	336	18%	-8%
Electrogalvanized Coils	50	3%	58	3%	46	3%	2%
Hot Dip Galvanized Coils	79	5%	70	3%	70	4%	23%
Processed Products	44	2%	63	3%	44	2%	-32%
Slabs	31	2%	66	3%	27	2%	-21%
TOTAL SALES - EXPORTS	554	31%	577	29%	554	30%	4%
Heavy Plates	56	3%	95	5%	71	4%	-55%
Hot Coils/Sheets	80	5%	26	1%	33	2%	67%
Cold Coils/Sheets	192	11%	90	4%	145	8%	94%
Electrogalvanized Coils	6	0%	5	0%	9	0%	-65%
Hot Dip Galvanized Coils	16	1%	39	2%	10	1%	67%
Processed Products	28	1%	45	2%	36	2%	-33%
Slabs	176	10%	277	14%	249	13%	-8%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	3Q 05	2Q 05	1Q 05	4Q 04
Total	1,635	1,800	1,836	1,698
Heavy Plates	2,009	2,031	2,034	1,843
Hot Coils/Sheets	1,445	1,673	1,654	1,466
Cold Coils/Sheets	1,610	1,834	1,922	1,851
Electrogalvanized Coils	2,191	2,253	2,291	2,237
Hot Dip Galvanized Coils	2,094	2,195	2,289	2,201
Processed Products	2,078	2,296	2,342	2,245
Slabs	803	1,052	1,081	1,150

Sales Volume Breakdown - Consolidated

Thousand tons	9M 05		9M 04		Chg. 9M05/9M04
TOTAL SALES	5,368	100%	5,890	100%	-9%
Heavy Plates	1,163	22%	1,265	21%	-8%
Hot Coils/Sheets	1,388	26%	1,571	27%	-12%
Cold Coils/Sheets	1,467	27%	1,446	25%	1%
Electrogalvanized Coils	184	3%	190	3%	-3%
Hot Dip Galvanized Coils	248	5%	286	5%	-13%
Processed Products	217	4%	317	5%	-32%
Slabs	701	13%	815	14%	-14%
TOTAL SALES - DOMESTIC MARKET	3,876	72%	4,240	72%	-9%
Heavy Plates	966	18%	904	15%	7%
Hot Coils/Sheets	1,250	23%	1,461	25%	-14%
Cold Coils/Sheets	1,071	20%	1,134	19%	-6%
Electrogalvanized Coils	147	3%	160	3%	-8%
Hot Dip Galvanized Coils	222	4%	212	4%	5%
Processed Products	129	2%	193	3%	-33%
Slabs	91	2%	176	3%	-48%
TOTAL SALES - EXPORTS	1,492	28%	1,650	28%	-10%
Heavy Plates	197	4%	361	6%	-45%
Hot Coils/Sheets	138	3%	110	2%	25%
Cold Coils/Sheets	396	7%	312	5%	27%
Electrogalvanized Coils	37	1%	30	1%	23%
Hot Dip Galvanized Coils	26	0%	74	1%	-65%
Processed Products	88	2%	124	2%	-29%
Slabs	610	11%	639	11%	-5%

Sectorial Sales - Consolidated

Thousand tonnes	3Q 05		3Q 04		2Q 05		Chg. 3Q05/3Q04
Domestic Market	1,216	100%	1,434	100%	1,276	100%	-15%
Auto	182	15%	155	11%	167	13%	17%
Autoparts	187	15%	189	13%	167	13%	-1%
Shipbuilding	15	1%	14	1%	12	1%	7%
Line Pipes	118	10%	79	6%	111	9%	49%
Small Diameter Pipes	97	8%	104	7%	96	8%	-7%
Packaging	27	2%	30	2%	20	2%	-12%
Household Appliances	23	2%	30	2%	22	2%	-24%
Civil Construction	67	6%	98	7%	96	8%	-31%
Electrical Equipment	56	5%	60	4%	56	4%	-7%
Distributors	246	20%	397	28%	307	24%	-38%
Industrial Equipment	34	3%	35	2%	37	3%	-4%
Others	164	13%	243	17%	185	13%	-33%

Sectorial Sales - Consolidated

Thousand tonnes	9M 05		9M 04		Chg. 9M05/9M0
Domestic Market	3,876	100%	4,242	101%	-9%
Auto	511	13%	449	11%	14%
Autoparts	562	14%	542	13%	4%
Shipbuilding	50	1%	62	1%	-20%
Line Pipes	332	9%	229	5%	45%
Small Diameter Pipes	290	7%	342	8%	-15%
Packaging	74	2%	79	2%	-7%
Household Appliances	70	2%	87	2%	-19%
Civil Construction	268	7%	301	7%	-11%
Electrical Equipment	176	5%	171	4%	3%
Distributors	887	23%	1,207	28%	-27%
Industrial Equipment	110	3%	125	3%	-12%
Others	546	14%	648	16%	-16%

Market Share - Usiminas System (*)

(% volume)

	9M 05 (*)	2004 (*)	2003 (*)	2002 (*)
DOMESTIC MARKET	53%	55%	60%	62%
Auto	**58%**	55%	62%	62%
Autoparts	**59%**	62%	67%	73%
Shipbuilding	**100%**	100%	100%	100%
Electrical Equipment	**65%**	63%	58%	54%
Household Appliances	**34%**	36%	44%	44%
Line Pipes	**94%**	98%	95%	100%
Small Diameter Pipes	**54%**	60%	68%	80%
Packaging	**13%**	15%	16%	14%
Civil Construction	**45%**	48%	58%	54%
Distributors	**45%**	51%	59%	62%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-Sep-05 Short Term	Long Term	TOTAL	31-Dec-04 TOTAL	Chg. Sep05/Dec04
TOTAL DEBT					
Foreign Currency (*)	662,777	2,123,311	2,786,088	3,869,540	-28%
IGP-M	109,239	108,832	218,071	331,214	-34%
TJLP	214,960	243,599	458,559	584,100	-21%
Others	30,127	35,999	66,126	104,790	-37%
Sub-Total	1,017,103	2,511,741	3,528,844	4,889,644	-28%
Debentures	0	0	0	0	0%
Sub-Total	1,017,103	2,511,741	3,528,844	4,889,644	-28%
Taxes Payable in Installments	28,397	148,424	176,821	181,920	-3%
TOTAL	1,045,500	2,660,165	3,705,665	5,071,564	-27%
FEMCO	4,855	327,095	331,950	348,523	-5%
TOTAL DEBT	1,050,355	2,987,260	4,037,615	5,420,087	-26%
Cash and Cash Equivalents			1,794,561	1,902,174	-6%
NET DEBT			2,243,054	3,517,913	-36%

(*) 91.7% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	3Q05	3Q04	2Q05	Chg. 3Q05/3Q04
Monetary Effects	(34,723)	(35,167)	(24,869)	-1%
Exchange Variation	96,005	331,602	241,119	-71%
Hedge Income (Expenses)	(188,861)	(269,628)	(317,748)	-30%
Interest on Loans, Financing, ACC's and Pre-Payment	(72,752)	(116,610)	(86,893)	-38%
Financial Income	68,136	23,424	58,552	191%
Other Financial Expenses	(38,381)	(29,409)	(43,854)	31%
NET INTEREST INCOME	(170,576)	(95,788)	(173,693)	78%

Financial Income - Consolidated

R$ million	9M05	9M04	Chg. 9M05/9M04
Monetary Effects	(89,041)	(139,985)	-36%
Exchange Variation	315,548	(6,767)	-4763%
Hedge Income (Expenses)	(569,890)	(198,272)	187%
Interest on Loans, Financing, ACC's and Pre-Payment	(255,463)	(400,167)	-37%
Financial Income	209,817	128,809	63%
Other Financial Expenses	(115,528)	(71,395)	66%
NET INTEREST INCOME	(504,557)	(687,777)	-27%

"GAE/SAE 1809-05
September 5, 2005

Usinas Siderúrgicas de Minas Gerais - Usiminas
Investor Relations Management
Mr. Paulo Penido Pinto Marques

Dear Gentlemen

In report transmitted in the newspaper Gazeta Mercantil, edition of 09/05/05 it is said, among other information, that Usiminas foresees for 2005 a margin Ebitda of up to 12 points of percentage lower than the 47% registered in the second quarter of this year. We requested explanations on the news, as well as other information considered important.

Sincerely yours

Nelson Barroso Ortega
Company Attendance Management
Phone: (011) 3233-2063 / 3233-2222

Cc: CVM -Comissão de Valores Mobiliários (Securities Commission)
Mrs. Elizabeth Lopes Rios Machado - Company Relations Superintendent
Mr. Valdir de Jesus Nobre - Middlemen and Market Relations Superintendent

Belo Horizonte, September 05, 2005

To
BOVESPA S/A - Bolsa de Valores de São Paulo
São Paulo - SP

Attn:: Mr. Nelson Barroso Ortega
Company Attendance Management

Cc: CVM -Comissão de Valores Mobiliários (Securities Commission)
Mrs. Elizabeth Lopes Rios Machado - Company Relations Superintendent
Mr. Valdir de Jesus Nobre - Market and Middlemen Relations Superintendent

Dear Gentlemen,

In attention to its letter GAE/SAE 1809-05 of this date, which requests explanations of the news transmitted by the Gazeta Mercantil in the edition of 09/05/05, have us to clear the following:

- Usiminas didn't present financial projections from its results in the last meetings with analysts of APIMEC, held in Rio de Janeiro, Belo Horizonte and São Paulo;

- With relation the margin EBITDA of the Company of 48% in the first semester of 2005, (47% in the 2nd quarter/05), was just commented that, although the Company is insisting in the sense of preserving its margins, it can happen a reduction, due to facts already known by the market, as the cost increase of some raw materials and also for the reduction in the levels of international steel prices.

Therefore, we believe that the report, in the way as published, elapsed of the journalist's interpretation, taking the view have us also mentioned our margins between 1999 and 2003 that vary from 31% to 35%, while our margin of the last year was 46%.

Sincerely yours,

Paulo Penido Pinto Marques
CFO and Investor Relations Director



USIMINAS

ADVANCED TECHNOLOGY FOR MAKING STEEL AND IMPROVING LIVES

Usiminas and Techint Group announce formation of the largest Latin American steel company

Belo Horizonte, August 25, 2005 – Usiminas announces its participation together with the Techint Group in a major steel company called Ternium, formed to control steel companies Siderar (Argentina), Sidor (Venezuela) and Hylsamex (Mexico). The new company will have an installed capacity of 12 million tons/yr and revenues of US$ 5 billion. In the operation, the Brazilian steel company will take part with its shares in Siderar (5.3%) and in Sidor (16.6%, through the Amazonia Consortium), plus an additional capitalization of US$ 100 million. Total initial shareholding will account for approximately 16% of Ternium's total capital.

Techint Group – an international group of companies with operations, mainly focused on the areas of steel and energy, will jointly control the new company with Usiminas. The participation of these groups will open the way for one of its main strategic objectives: value creation through synergy among large-scale companies, allowing for better evaluation by the capital markets. It further represents an evolution within the process of global steel consolidation, especially in the Latin American geo-strategic map.

According to Usiminas CEO Rinaldo Campos Soares, the operation amplifies a solid partnership between Usiminas and Techint Group, which already exists through shareholdings both companies have in Sidor and Siderar. "This new company will also represent an attractive opportunity for Usiminas, which will be able to generate benefits, such as increasing the value of our shareholdings in Siderar and Sidor, in addition to acquisitions in capacity and future strategic options," comments Soares.

Usiminas will take part in the management and governance of the new company. Its actions will also encompass supplying technological know how through technical assistance and equipment.

Usiminas: best results of the steel industry in the half

The partnership between Usiminas and Techint Group in this new undertaking lends continuity to its strategy of market growth and consolidation of the company as one of the key players in global steel.
In May, with the objective of maximizing future results, Usiminas concluded the acquisition of 100% of Cosipa's capital, which became a wholly-owned subsidiary. The operation unified the executive board of the two companies, consolidating the Usiminas System as one of the largest steelmaking companies in Latin America with a production capacity of approximately 9.5 million tons of steel/yr.

In the first half of 2005, Usiminas and Cosipa accounted for the best result in the Brazilian steel industry, accumulating net income of R$ 1.8 billion, 104% higher than that obtained in first half 2004. Consolidated operational cash generation (EBITDA) was R$ 3.35 billion, registering growth of 52% in relation to the same period in 2004. Besides good operational and financial results, Usiminas and Cosipa achieved debt reduction of around R$ 3.6 billion, contributing to the feasibility of new investments.

In June, Usiminas preferred shares initiated trading on the Latibex, the European stock exchange located in Spain, thereby facilitating access to the European financial community. Since its launching until the beginning of August, Usiminas shares have already reached second place among the most traded shares in the exchange, accounting for around 13% of total trading volume in the period. For the future, Usiminas is preparing for a new investment phase with the objective of increasing production and perfecting its product line.

###

Usiminas is one of the largest steel makers in Latin America and the domestic market leader, selling flat rolled products (coated and non-coated) in export markets to diverse industrial and distribution segments. It is the leading company of the Usiminas System of 13 companies, highlighting Cosipa (Companhia Siderúrgica Paulista).

Contact Info:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Douglas Lee Arnold
darnold@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

To
Securities Commission - CVM

The Board of Directors of Usiminas, gathered in August 24, 2005, deliberated to:

(i) approve the proposal of the Executive Board of intermediate distribution of incomes, due to the result of the first semester (net incomeof R$1.8 billion), in the following way:

> a) interests on equity capital, at the rate of R$1.2167 per ordinary share and R$1.3384 per preferred share, being deduced the Income Tax Withheld at Source of 15%, respected the legal exceptions;
> b) dividends, in the amount of R$1.1712 per ordinary share and R$1.2883 per preferred share.
> In the two cases, the payment will be begin in 09/20/2005, to the holders of these shares in 08/31/2005.

(ii) approve the participation, together with the Techint Group, in the TERNIUM company, that will control the Siderar (Argentina), Sidor (Venezuela) and Hylsamex (Mexico) companies.

(iii) approve the creation of an integral subsidiary in the foreign (Usiminas Europa), with headquarters in Denmark, with the objective of sheltering the interests of the Company in TERNIUM.

Sincerely yours,

Paulo Penido Pinto Marques

Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

NOTICE TO SHAREHOLDERS
PAYMENT OF INTERESTS ON EQUITY CAPITAL AND
DIVIDENDS - INTERMEDIATE DISTRIBUTION

Communicate to the Shareholders that the Board of Directors, in the meeting of 08/24/2005, approved the result distribution regarding the 1st semester of the current year, being up to each ordinary share R$2.3879 and to each preferred share R$2.6267, with the following discrimination:
(i) Interests on Equity Capital, at the rate of R$1.2167 for ordinary share and R$1.3384 for preferred share, deduced the Income Tax Withheld at Source of 15% (fifteen percent), respected the legal exceptions;
(ii) Dividends, in the amount of R$1.1712 for ordinary share and R$1.2883 for preferred share.
In the two cases, the payment will begin in 09/20/2005, to holders of those shares in 08/31/2005.
FORM AND LOCAL OF PAYMENT
The shareholders that maintain bank accounts in BRADESCO or OTHER BANKS, that communicated that condition, will have yours credits automatically posted in the first day of the payment. All the others that are with properly registered address will receive, by mail, the form NOTICE FOR RECEIPT - PROCEEDS OF BOOK ENTRY SHARES. To receive the credit, these shareholders should attend to the Bradesco Agency of its preference, bearing, besides the form, (RG) Personal Identity Card and CIC – Individual Taxpayer Identity Card. In case the shareholder not receiving the NOTICE OF CREDIT or NOTICE FOR RECEIPT should go to any Bradesco Agency to receive the credit and update their personal register data. The proceeds relative to the shares deposited in the custody of the Companhia Brasileira de Liquidação e Custódia - CBLC (Stock Exchange' Fungible Custody Service) will be credited to that entity and the DEPOSITING BROKERS will take charge of go over again to the respective shareholders.

Paulo Penido Pinto Marques
INVESTOR RELATIONS DIRECTOR

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS – INTERMEDIATE DISTRIBUTION

We inform our shareholders that, in a meeting held on 8/24/2005, the Board of Directors approved the distribution of results referring to the first half of the present fiscal year, being that each ordinary share will have the right to R$ 2.3879 and each preferred share R$ 2.6267 with the following discrimination:

(i) **Interest on Capital**, in the amount of R$ 1.2167 per ordinary share and R$ 1.3384 per preferred share. Income tax of 15% (fifteen percent) will be deducted, respecting the legal exemptions.

(ii) Dividends, in the amount of R$ 1.1712 per ordinary share and R$ 1.2883 per preferred share.

In both cases, payment will begin on 9/20/2005 to holders of these shares on 8/31/2005.

FORM AND PLACE OF PAYMENT

Shareholders who maintain accounts at BRADESCO or other banks who have communicated this condition will automatically be credited on the first payment day. Remaining shareholders whose addresses are duly registered will receive a CREDIT ADVICE for receival of shareholder remuneration *("Aviso para Recebimento – Proventos de Ações Escriturais*") via mail. In order to receive the stated amounts, holders must present the advice together with identity and CPF (individual social security) cards at any Bradesco branch office. In case the shareholder does not receive the CREDIT ADVICE or RECEIVAL ADVICE, he should proceed to a BRADESCO branch office to receive the credit and update his personal information. Remuneration referring to shares deposited in custody of the Companhia Brasileira de Liquidação e Custódia – CBLC will be credited by that entity through DEPOSITARY BROKERAGES, which will undertake to pass the amounts on to shareholders.

Paulo Penido Pinto Marques
INVESTOR RELATIONS DIRECTOR

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Market release

Divestiture

USIMINAS - Usinas Siderúrgicas de Minas Gerais S.A. communicates the reception of the following information sent by Banco Opportunity S.A., on August 16, 2005:

"Banco Opportunity S.A., registered in CNPJ under the nr. 33.857.830/0001-99, in the manager quality of the funds Opportunity Logica II FIA, Opportunity Lógica II Institucional FIA, OPP I FIA, Opportunity Mercado à Vista FIA, Opportunity Renda Variavel FIA, Opportunity Midi FI Multimercado, Opportunity Special FIA, Luxor FI Multimercado and Opportunity I FIA ("Funds"), comes, in compliance with the Instruction CVM nr. 358/2002, communicate to the market that were alienated, on August 02, 2005, 150,000 class "A" preferred shares, from emission of Usinas Siderúrgicas de Minas Gerais S.A. ("Company"), passing to be titular the Funds, together, of 4.95% of the total of class "A" preferred shares of emission of the Company.

Signatory informs that "the interests of the Funds in the Company elapse exclusively of their respective investment strategies, not having, for objective, to change the control composition or management structure of the Company".

Paulo Penido Pinto Marques
Investor Relations Director

USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND IMPROVING LIVES


2Q05

Belo Horizonte, Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI) announced today its second quarter 2005 (2Q05) results. Operational and financial information of the Company, except where otherwise indicated, is presented based on consolidated data in Brazilian reais in accordance with Brazilian Corporate Law. All comparisons made in this release take into consideration the same period in 2004 (2Q04), except when specified differently.

Net income totals R$ 1.8 billion in 1H05, with consistent margins and strong cash generation.

"The global steel industry is undergoing a moment of adjustment after the expressive results achieved as of the second half of 2004. The continuous efforts made for cost savings and maximization of opportunities are key elements. Companies are more aware of the changes in outlook that directly influence the demand for steel products. They seek to more efficiently control the balance between demand and supply and make faster decisions. Therefore, it is necessary to adapt to new market conditions in order to preserve profitability and margins. In this context, we face an environment of great challenges in a period marked by market retraction as a result of the country's weaker economic activity and by excessive inventory levels in some industrial segments, especially in distribution. In the international market, we also observed inventory accumulation, mainly in the US and Europe. Industrial companies have turned to China, a market with heated demand; however, it has been oversupplied and prices have been negatively impacted. In spite of the adverse market conditions in the first half, the Usiminas System once again has performed well operationally. In the half, net sales revenues were R$6.9 billion, operational cash generation reached R$ 3.3 billion, (which corresponded to an EBITDA margin of 48%), and net profit was R$ 1.8 billion, 35%, 52% and 104%, respectively, greater than in the same period of 2004, compatible with our investment needs, shareholder remuneration and debt management. We continue firmly determined to achieve increasingly better results."

Rinaldo Campos Soares - CEO

Highlights

6/30/2005	
Closing Quotes	
USIM3	R$ 38.70
USIM5	R$ 38.10
USNZY	US$ 16.10
Market Capitalization	
R$ 8.6 billion	
US$ 3.6 billion	

R$ million	2Q 2005	2Q 2004	1Q 2005	Chg. 2Q05/2Q04	1H 2005	1H 2004	Chg. 1H05/1H04
Total Sales Volume (000 t)	1,829	1,970	1,768	-7%	3,598	3,881	-7%
Net Revenues	3,487	2,771	3,459	26%	6,946	5,136	35%
Gross Profit	1,551	1,316	1,731	18%	3,282	2,248	46%
Operating Result (EBIT) a	1,356	1,142	1,563	19%	2,919	1,919	52%
Financial Result	(174)	(339)	(160)	-49%	(334)	(592)	-44%
Net Income	810	528	1,001	53%	1,812	887	104%
EBITDA b	1,626	1,285	1,724	27%	3,350	2,206	52%
EBITDA (R$/t)	889	652	975	36%	931	568	64%
Total Assets	17,245	15,976	17,510	8%	17,245	15,976	8%
Net Debt	2,426	6,053	2,590	-60%	2,426	6,053	-60%
Stockholders' Equity	7,761	4,886	6,951	59%	7,761	4,886	59%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

IMMEDIATE RELEASE

USIMINAS
Bruno Seno Fusaro - IRM
brunofusaro@usiminas.com.br
Tel : (55 31) 3499-8710

FIRB - Financial Investor Relations Brasil
Ligia Montagnani - IR Consultant
ligia.montagnani@firb.com
Tel: (55 11) 3897-6405



Sales and Revenues

The Usiminas System sold 1.8 million tonnes in 2Q05, with 70% destined to the domestic market. In the half, total sales came to 3.6 million tonnes of products, with 74% going to the domestic market. These volumes were 7% less than in the same periods of 2004, basically in function of the following factors: retraction of demand in the domestic market due to excess inventories built up in some industrial segments and also in the distribution market as of the 4th quarter, 2004; slower growth rate in industrial production in the country; anticipation of sales to customers in 1Q05 to 4Q04 because of the 5-day stoppage of invoicing of the Company due to the implementation of the SAP system. When compared to 1Q05, the Brazilian flat steel market retracted 12%. In the international markets, although a similar situation of high inventory levels existed in the US and Europe, the Company increased its sales, going from 22% to 30% of sales volume with the greater share earmarked for Asian countries, especially China, which maintained lower inventory levels and heated demand in the period. In the quarter, net sales revenues reached R$ 3.5 billion, a 26% growth. In the half, sales grew 35%, reaching R$6.9 billion in consequence of better prices.

Outlook

After the record price levels reached in the beginning of the year, an adjustment between supply and demand had already been expected globally, reducing purchasing pressures and adjusting prices gradually at lower, however still high, levels.

Excess inventories and supply continue to influence price formation in the third quarter, causing consumers to put off purchases. This situation, however, will probably not last long, given the new cost structures of the companies after raw materials increases.

The expectation is that inventory levels in the US and Europe will come down, and the mills will return to normal production and sales levels as of the fourth quarter. It is also expected that the Chinese economy maintain high growth rates, which will result in better geographic distribution of the market with normalized demand and reversion of the declining price curve.

In the domestic market, market projections indicate lower GDP growth due to the government policy of high interest rates. Consequently, projected demand in the year for flat steel products has also been reduced and the growth rate experienced last year will not repeat itself. Our sales strategy will be to increase exports, regulating the supply to the domestic market for the duration of the adjustment period.

Market, Production and Sales

According to data from the IBS, the Brazilian Iron and Steel Institute, Brazilian crude steel production totaled 15.9 million tonnes in the first half, a similar level in relation to the same period in 2004, in spite of the declining economic activity and high level of inventories. Total flat steel production in the country finished the half slightly lower (2%) in relation to 2004, totaling 6.9 million tonnes.

Demand for flat steel in the domestic market totaled 5.2 million tonnes in the half, 4% greater than in the same period of 2004. Good performance in the large diameter tubes segment can be pointed out, where Usiminas is the leader with more than 90% market share.

Heavy plate sales continued strong this quarter, with a positive trend in the long term, in spite of postponement of some projects, such as the Gasene project. As a result, there will likely be some reallocation of sales to the export markets.

Brazilian flat steel export volume decreased 24%, going from 1.054 million tonnes in 2Q04 to 803 thousand tonnes in 2Q05 (decrease of 19% in the half, going from 1.8 million tonnes in 1S04 to 1.5 million tonnes in 1S05), as a consequence of weak demand in the US and European markets

Production of the Usiminas System

The Ipatinga (Usiminas) and Cubatão (Cosipa) mills operated in an environment of operational stability and set new records in some industrial units. Additionally, a preventative maintenance program was carried out, installation of new equipment to improve product quality was installed, such as a new ultrasonic testing machine in the plate mill (Cosipa). Cost reduction measures were achieved, such as the use of natural gas in the blast furnaces, where a fuel rate of c. 500 kg/t and coke rate of 355 kg/t were obtained at the Cubatão facilities.

In 2Q05, crude steel production of the Usiminas System reached 2.2 million tonnes. In 1H05, production totaled 4.4 million tonnes (27% of Brazilian production), in line with the volume produced in the same period 2004.

Production (Crude Steel)

Thousand tons	2Q 2005	2Q 2004	1Q 2005	Chg. 2Q05/2Q04	Chg. 2Q05/1Q05	1H 2005	1H 2004	Chg. 1H05/1H04
Usiminas	1,161	1,183	1,135	-2%	2%	2,296	2,348	-2%
Cosipa	1,042	1,037	1,032	0%	1%	2,074	2,096	-1%
Total	2,203	2,220	2,167	-1%	2%	4,370	4,444	-2%

Consolidated Sales (000 t)


1,830
1,939
1,822
2,119
1,910
1,971
2,011
2,170
1,768
1,829
25%
26%
35%
36%
28%
27%
29%
29%
22%
30%
75%
74%
65%
64%
72%
73%
71%
71%
78%
70%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Domestic Market
Export Market

The Usiminas System sold 1.8 million tonnes of flat and processed steel products in 2Q05, finishing the first half with total volume of 3.6 million tonnes, 7% below the same period in 2004.

USIMINAS

In 2Q05, the Usiminas System shipped 70% of total flat and processed steel products to the domestic market. Export sales growth in 2Q05 resulted in the increased importance of exports in the business of the Usiminas System, increasing 8 percentage points in relation to the 22% accounted for in 1Q05. Excess inventories in the distribution market and in some industrial segments led the Company to adopt a commercial strategy more focused on exports, adjusting its sales program. The Usiminas System continued to be the main supplier of flat rolled steel in the country and concluded the half year with a 52% market share, maintaining leadership in important segments, such as the automobile industry, agricultural and highway machinery, industrial equipment, electronics, small and large-diameter pipe and tube, shapes and shipbuilding industries.

In the export markets, consolidated sales totaled 553 thousand tonnes, 2% above 2Q04 and 44% above shipments in 1Q05. In 1H05, accumulated exports were 938 thousand tonnes, a 13% drop in relation to 2004 as a result of inventory buildup in the main markets.

Sales Volume

Thousand tons	2Q 2005		2Q 2004		1Q 2005		Chg. 2Q05/2Q04	1H 2005		1H 2004		Chg. 1H05/1H04
Usiminas												
Domestic Market	745	78%	864	84%	846	88%	-14%	1,591	83%	1,697	82%	-6%
Export Market	212	22%	167	16%	113	12%	27%	326	17%	366	18%	-11%
Total	957	100%	1,031	100%	959	100%	-7%	1,917	100%	2,063	100%	-7%
Cosipa												
Domestic Market	531	61%	565	60%	538	67%	-6%	1,068	64%	1,111	61%	-4%
Export Market	341	39%	374	40%	271	33%	-9%	613	36%	707	39%	-13%
Total	872	100%	939	100%	809	100%	-7%	1,681	100%	1,818	100%	-8%
System												
Domestic Market	1,276	70%	1,429	73%	1,384	78%	-11%	2,659	74%	2,808	72%	-5%
Export Market	553	30%	541	27%	384	22%	2%	939	26%	1,073	28%	-12%
Total	1,829	100%	1,970	100%	1,768	100%	-7%	3,598	100%	3,881	100%	-7%

Out of the foreign shipments delivered in 1H05, slabs were 46% of total sales. Exports had the following geographical distribution: NAFTA, 33%; Asia, 30%; Europe, 21%; and Latin American, 16%.

Sales Volume Mix - 1H05



Usiminas
Expt 17%
Dom Mkt 83%
Cosipa
Expt 36%
Dom Mkt 64%
System
Expt 26%
Dom Mkt 74%



Net Sales Revenues

Consolidated net sales revenues grew 26% in 2Q05 and reached R$3.5 billion due to higher average prices. Compared to 1Q05 revenues, in spite sales volume 3.5% higher (61 thousand tonnes), 2Q05 revenues remained stable because of the appreciation of the Real over the dollar, thereby reducing export revenues. Over the half, revenues grew 35% and totaled R$6.9 billion, offsetting the reduction in volume in the period. Net per-tonne sales increased 42%, going from R$1,279/t in 1S04 to R$1,818/t in 1S05.

Gross Profit

Gross profit in the quarter was R$1.6 billion and R$3.3 billion in the half. These figures were 18% and 46% greater than the same amounts in the previous year, respectively. QoQ, COGS increased 12%, which was mainly due to increases in raw materials.

Gross margin reached 44% in the quarter, compared to 47% in the same period in 2004. In 1H05, gross margin was 47%, compared to 44%, i.e. three percentage points above. In spite of incurring cost pressure in the period, efficient cost management allied to prices above historical levels allowed maintenance of margins at adequate levels.

Operating Profit

EBIT grew 19%, reaching R$1.4 billion in 1Q05 (R$2.9 billion in 1H05, 52% above 1H04). EBIT margin decreased from 41% in 2Q04 to 38% in 2Q05, due increases in SG&A and personnel expense and increase in other operating expenses (actuarial adjustment). Analyzing 1H05/1H04, EBIT margin went from 38% to 41%.

Ebitda Margin of 48% in 1H05

EBITDA reached R$1.6 billion in 2Q05 and R$3.3 billion in 1H05, 27% and 52% higher, respectively, in the same periods in 2004. EBITDA margin was 47% in the quarter, one percentage point above 2Q04. In the half, the margin was 48%, five percentage points above that reached in 1H04. The good performance allowed the Company to reinforce its cash position to meet its investment, dividend and debt management needs.

Financial Results and Debt

YoY quarterly analysis reveals that net financial expense (including monetary and exchange variation) was reduced by R$ 165 million. In the half, this reduction was even greater, approximately R$258 million, due to reduced debt and interest payments on debt, growth in financial income on applications and positive impact of the 11.5% appreciation of the Real over the dollar, resulting in positive exchange variation.

Total debt went from R$ 4.9 billion (US$ 1.8 billion) on 03/31/05 to R$ 4.3 billion (US$ 1.8 billion on 06/30/05; Effective amortization in the period was US$ 314 million. Long-term loans and financing came to represent 75% of the total against 74% on 03/31/05, considered to be adequate by the Company. The solid financial situation is reflected by the maintenance of the net debt/EBITDA ratio of 0.4 times on 06/30/05.

Gross consolidated debt on June 30, 2005, was made up of by export/import financing (which represented 32% of total debt), by BNDES financing (23%), by capital markets operations (14%) and sundry transactions (31%).


Consolidated Net Debt / EBITDA
2.7
2.6
2.5
2.3
2.1
1.6
1.1
0.7
0.4
0.4
2.4
2.6
2.5
2.3
2.2
1.9
1.7
1.3
1.0
1.0
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05
CND (US$ billion)
CND/EBITDA


EBITDA & EBITDA Margin
42%
36%
33%
31%
39%
46%
49%
48%
50%
47%
258
255
225
263
318
422
538
652
646
655
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05
EBITDA (US$ million)
EBITDA Margin

Net Income

Net consolidated income was R$ 810 million in 2Q05, growing 53% in relation to 2Q04. In first half of 2005, accumulated net income was R$ 1.8 billion, 104% above net income in 1H04. This result is a reflex of the good moment of the steel industry, as well as the Company's strategy of rigidly controlling costs and the constant efforts to maximize its results.

Investments

Consolidated investments destined for maintenance and technological updating of equipment totaled R$ 253 million in the half, in accordance with the established planning time schedule. For the 2005 fiscal year, estimated investments total US$ 230 million.

The Investment programs that have already been approved are in the process of obtaining the necessary authorizations from environmental agencies and final technical/commercial adjustments.

The approved investments are:

- 60 MW thermoelectric power plant to be installed at the Ipatinga mill
- 12 MW top blowing turbine to be installed at the Cubatão mill
- New coke plant with 550 kt/yr capacity at the Ipatinga mill
- Revamping of the continuous casting machine to be installed at the Cubatão mill

The Company is negotiating long-term financing with government agencies for the above projects.

Capital Markets

Approximately R$ 4.0 billion in Usiminas shares were traded on the São Paulo Stock Exchange in 2Q05, the same level registered in 1Q05. Total trading volume with Usiminas shares represented 5.58% in the quarter on the Bovespa index. In the quarter, the Bovespa index decreased 5.9%, while Usiminas shares lost 34% in the period. ADRs negotiated over the counter in New York depreciated 24% in the quarter.

Trading Summary Table for Usiminas Shares - 2Q05

Stock, ADR or Index	Number of Trades	Share Traded (000 shares)	Volume Traded 000 R$	Appreciation %	Closing Quotation 06/30/05
USIM3 (ON)	786	2,173	94,140	-24.6%	R$ 38.70
USIM5 (PNA)	104,338	86,813	3,953,202	-33.7%	R$ 38.10
USNZY (ADR)	-	-	-	-24.4%	US$ 16.10
Total	105,124	88,986	4,047,342	-	-
IBOVESPA	1,905,427	1,032,705,456	72,482,520	-5.9%	25,051

USIM5 vs. Ibovespa (12/30/04=100)


140
130
120
110
100
90
80
70
70,6
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
USIM5
Ibovespa

Shareholder Base Total		225,285,820
	ON	112,280,152
	PNA	112,552,835
	PNB	452,833

Usiminas PN share participation in the theoretical stock portfolio of the Ibovespa remains in fourth place among the most traded. The Ibovespa portfolio lists 55 securities and is composed by assets that proved their negotiability, participation in financial volume and presence in the auction at levels that meet established criteria of the calculation methodology. In order to maintain a representative share of the Ibovespa, reclassification occurs at the end of each four-month period, in effect for January to April, May to August and September to December periods.

Events in 1H05

- Usiminas shares were listed on the Latibex on July 5th. The objective is to facilitate access to the Company by the European financial community. Espírito Santo Investment was chosen as the Usiminas market maker. Since its launching until August 2nd, Usiminas shares have already reached second place among the most traded shares on the Latibex, representing around 13% of total business transacted in this period.
- Conclusion of the Cosipa restructuring process and delisting of its shares. Consequently CSPC3 and CSPC4 shares are no longer traded on the Bovespa.
- At the end of March, a Eurobond issued in October/03 with an 18-month term was liquidated in the amount of US$ 75 million.

Other Highlights

- Standby Facility Operation in the amount of US$ 250 million

  Usiminas concluded a Standby Facility negotiation - Export Pre-payment in the amount of US$ 250 million, with an available takedown period of two years and liquidation in two additional years from the date of takedown of each parcel.

The credit line may be drawn down both by Usiminas and Cosipa and has as sole bookrunner the Calyon New York Branch, which is syndicated leader with participation of more than 12 US, European, Brazilian and Japanese banks for a commitment fee of 0.35%. In case the facility is used, the prepayment cost will be Libor + 0.80% per annum.

Other companies of the Usiminas System (unconsolidated information)

Sidor

Sidor is the largest steel producer in Venezuela. In 1H05, it produced 1.9 million tones of crude steel, 10% above that of the same period in 2004. Total steel product sales were 1.9 million tonnes, 14% above 1H04, where 44% went to the domestic market and 56% for export. Gross sales of the company reached US$ 1.2 billion in the half, 56% above 1H04 and EBITDA was US$ 618 million, with EBITDA margin at 50%. Net profit was US$ 227 million in the half.

In the hot rolling area, the 600 thousand-tonne capacity skin passing line is already in operation.

Usiminas is a shareholder in Sidor via the "Consorcio Amazonas" and retains 16.6% of the consortium, which corresponds to 9.9% of Sidor's capital.

Siderar

The Argentine economy continued to show positive signs of growth. Industrial activity grew 7.2% compared to the same period in 2004.

Siderar sold 1.2 million tonnes, 11% higher than in the same period of the previous year. Out of this total, 64% was earmarked for the domestic market. The auto industry was maintained as the highest growth industry in the first six months of the year. Exports totaled 428 thousand tonnes, distributed mainly among Europe with 43%, Latin America, with 27% and North America with 22%.

Net sales in the half reached ARP 2.4 billion (US$ 809.3 million), a growth of 44%. EBITDA reached ARP 1.0 billion (US$ 346.5 million) with a 43% margin. Net income in the period was ARP 758.5 million (US$ 260.0 million), 33% above the amount obtained in the previous year.

Usiminas has a 5.32% share in the capital of Siderar.

* Average exchange rate (ARP/US$):

6M 2005	6M 2004
2.918	2.916

Usiminas Mecânica

A capital goods and services company, UMSA detains several long-term projects in its portfolio. Highlights are port cranes, modular petroleum platform structures, equipment, assembly for the Alunorte expansion project and the refurbishing of the Bronx-Whitestone Bridge in New York.

The company obtained net income of R$ 15.4 million in 1H05, a growth of 191% over the same period in 2004. Net sales revenues grew 71% and reached R$ 310 million.

Usiminas has 99.9% of the capital of Usiminas Mecânica.

Unigal

Unigal is a joint venture between Usiminas and Nippon Steel Corp. and processes cold rolled coils for hot-dip galvanizing.

In the first half of 2005, 204 thousand tonnes were processed, a volume approximately 5% above that processed in the same period of the previous year. In the period, net revenues grew 19% and reached R$ 105.7 million due to the volume increase and better prices. EBITDA was R$ 93.7 million and net income reached R$ 25.9 million, 20% and 63% higher, respectively than in 1H04.

Usiminas has 79.3% of the capital of Unigal.

Conference Call: **Friday, August 12**
Local, at 9:00 AM (Brasília).
Telephones for connection:
Brazil: (11) 4613-0500
International: (55 11) 4613-4520
International, at 11:00 AM (Brasília).
Telephones for connection:
USA: (1 800) 860-2442
Brazil: (11) 4613-0502
Other countries: (1 412) 858-4600

Access codes: **258 + PIN** (local) / **999 + PIN** (international)

The conference call will be transmitted live via Internet, accompanied by a slide presentation at website: **www.usiminas.com.br**

Declarations contained in this release relative to the business outlook of the Company, forecasts of operational and financial results and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with net sales of R$ 12.2 billion in 2004. The Usiminas System is made up mainly of USIMINAS and Cosipa and has an annual capacity of 9.3 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, autoparts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2005	2Q 2004	1Q 2005	Chg. 2Q05/2Q04
Net Revenues	**1,824,359**	**1,501,566**	**1,903,164**	21%
Domestic Market	1,510,842	1,224,659	1,669,226	23%
Export Market	313,517	276,907	233,938	13%
COGS	(1,014,385)	(805,177)	(887,560)	26%
Gross Profit	**809,974**	**696,389**	**1,015,604**	16%
Gross Margin	*44.4%*	*46.4%*	*53.4%*	-2 p.p.
Operating Income (Expenses)	**(82,525)**	**(78,507)**	**(78,913)**	5%
Selling	(27,826)	(28,449)	(22,126)	-2%
General and Administrative	(34,595)	(28,548)	(27,463)	21%
Others, Net	(20,104)	(21,510)	(29,324)	-7%
EBIT	**727,449**	**617,882**	**936,691**	18%
EBIT Margin	*39.9%*	*41.1%*	*49.2%*	-1 p.p.
Financial Result	(89,227)	(92,039)	(29,708)	-3%
Equity Income	360,739	196,931	493,028	83%
Operating Result	**998,961**	**722,774**	**1,400,011**	38%
Non-Operating Income	713	(1,895)	2,225	-138%
Profit Before Taxes	**999,674**	**720,879**	**1,402,236**	39%
Income Tax / Social Contribution	(194,983)	(185,330)	(375,153)	5%
Income before Taxes and Profit Sharing	804,691	535,549	1,027,083	50%
Net Income	**804,691**	**535,549**	**1,027,083**	50%
Net Margin	*44.1%*	*35.7%*	*54.0%*	*+8 p.p.*
Net Income per thousand shares	3.66806	2.44122	4.68180	50%
EBITDA	**832,814**	**680,686**	**1,000,113**	22%
EBITDA Margin	45.6%	45.3%	52.6%	+0,3 p.p.
Depreciation	64,327	62,804	63,422	2%
Provisions	41,038	-	-	

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1H 2005	1H 2004	Chg. 1H05/1H04
Net Revenues	**3,727,523**	**2,808,353**	**33%**
Domestic Market	3,180,068	2,306,652	38%
Export Market	547,455	501,701	9%
COGS	(1,901,945)	(1,543,107)	23%
Gross Profit	**1,825,578**	**1,265,246**	**44%**
Gross Margin	***49%***	***45%***	**+4 p.p.**
Operating Income (Expenses)	**(161,438)**	**(143,233)**	**13%**
Selling	(49,952)	(49,359)	1%
General and Administrative	(62,058)	(50,600)	23%
Others, Net	(49,428)	(43,274)	14%
EBIT	**1,664,140**	**1,122,013**	**48%**
EBIT Margin	*45%*	*39%*	+6 p.p.
Financial Result	(118,935)	(174,003)	-32%
Equity Income	853,767	277,258	208%
Operating Result	**2,398,972**	**1,225,268**	**96%**
Non-Operating Income	2,938	(6,705)	-144%
Profit Before Taxes	**2,401,910**	**1,218,563**	**97%**
Income Tax / Social Contribution	(570,136)	(317,723)	79%
Income before Taxes and Profit Sharing	1,831,774	900,840	103%
Net Income	**1,831,774**	**900,840**	**103%**
Net Margin	*49%*	*32%*	*+17 p.p.*
Net Income per thousand shares	**8.34987**	**4.10634**	**103%**
EBITDA	**1,832,927**	**1,251,448**	**46%**
EBITDA Margin	49.2%	44.6%	+4,6 p.p.
Depreciation	127,749	124,843	2%
Provisions	41,038	4,592	794%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2005	2Q 2004	1Q 2005	Chg. 2Q05/2Q04
Net Revenues	**3,487,371**	**2,771,470**	**3,458,802**	**26%**
Domestic Market	2,599,020	1,889,132	2,789,209	38%
Export Market	888,351	882,338	669,593	1%
COGS	(1,935,982)	(1,455,646)	(1,727,829)	33%
Gross Profit	**1,551,389**	**1,315,824**	**1,730,973**	**18%**
Gross Margin %	*44%*	*47%*	*50%*	*-3 p.p.*
Operating Income (Expenses)	**(195,800)**	**(173,509)**	**(167,566)**	**13%**
Selling	(59,876)	(64,799)	(54,044)	-8%
General and Administrative	(65,285)	(59,706)	(58,055)	9%
Others, Net	(70,639)	(49,004)	(55,467)	44%
EBIT	**1,355,589**	**1,142,315**	**1,563,407**	**19%**
EBIT Margin %	*39%*	*41%*	*45%*	*-2 p.p.*
Financial Result	(173,693)	(338,556)	(160,288)	-49%
Equity Income	26,093	7,101	149,238	267%
Operating Result	**1,207,989**	**810,860**	**1,552,357**	**49%**
Non-Operating Income	669	(4,721)	1,466	-114%
Profit Before Taxes	**1,208,658**	**806,139**	**1,553,823**	**50%**
Income Tax / Social Contribution	(395,125)	(264,626)	(543,263)	49%
Income before Taxes	**813,533**	**541,513**	**1,010,560**	**50%**
Minority Interests	(3,079)	(13,231)	(9,242)	-77%
Net Income	**810,454**	**528,282**	**1,001,318**	**53%**
Net Margin	*23%*	*19%*	*29%*	*+4 p.p.*
Net Income per thousand shares	3.69433	2.40809	4.56436	53%
EBITDA	**1,625,908**	**1,285,187**	**1,723,897**	**27%**
EBITDA Margin %	*46.6%*	*46.4%*	*49.8%*	*+0,2 p.p.*
Depreciation	197,920	135,070	139,847	47%
Provisions	72,399	12,394	20,643	484%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1H 2005	1H 2004	Chg. 1H05/1H04
Net Revenues	6,946,173	5,136,180	35%
Domestic Market	5,388,229	3,670,518	47%
Export Market	1,557,944	1,465,662	6%
COGS	(3,663,811)	(2,888,366)	27%
Gross Profit	3,282,362	2,247,814	46%
Gross Margin	*47.3%*	*43.8%*	+3 p.p.
Operating Income (Expenses)	(363,366)	(328,664)	11%
Selling	(113,920)	(118,081)	-4%
General and Administrative	(123,340)	(113,659)	9%
Others, Net	(126,106)	(96,924)	30%
EBIT	2,918,996	1,919,150	52%
EBIT Margin	*42.0%*	*37.4%*	+5 p.p.
Financial Result	(333,981)	(591,989)	-44%
Equity Income	175,331	21,009	735%
Operating Result	2,760,346	1,348,170	105%
Non-Operating Income	2,135	(12,109)	-118%
Profit Before Taxes	2,762,481	1,336,061	107%
Income Tax / Social Contribution	(938,388)	(429,271)	119%
Income before Taxes and Profit Sharing	1,824,093	906,790	101%
Profit Sharing	(12,321)	(20,088)	104%
Net Income	1,811,772	886,702	104%
Net Margin	*26.1%*	*17.3%*	*+9 p.p.*
Net Income per thousand shares	8.25869	4.04190	104%
EBITDA	3,349,805	2,206,270	52%
EBITDA Margin	48.2%	43.0%	+5,2 p.p.
Depreciation	337,767	271,921	24%
Provisions	93,042	15,199	512%

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	2Q 2005	2Q 2004	2Q 2005	2Q 2004
Operating Activities				
Net Income (Loss) in the Period	804,691	535,549	810,454	528,282
Financial Expenses and Monetary Var/Net Exchge Var	48,764	112,667	(4,305)	325,794
Depreciation, Exhaustion and Amortization	64,327	62,804	197,921	136,853
Investment Write-offs (Decrease in Permanent Assets)	4,419	0	4,631	194
Equity in the Results of Subsidiaries/Associated Companies	(360,739)	(196,931)	(26,093)	(7,101)
Dividend Income from Subsidiaries	0	0	1,723	323
Income Tax and Social Contribution	194,983	185,330	395,125	264,626
Provisions	(25,740)	2,977	17,254	(3,769)
Adjustment for Minority Participation	0	0	3,079	13,231
Total	**730,705**	**702,396**	**1,399,789**	**1,258,433**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(52,091)	167,724	(54,920)	(94,888)
Increase (Decrease) in Inventories	(124,815)	(137,411)	(407,737)	(275,548)
Increase (Decrease) in Recovery of Taxes	3,776	20,972	78,624	(28,018)
Increase (Decrease) from Deferred Income Tax & Social Contrib'n	56,327	69,533	89,983	35,257
Increase (Decrease) in Judicial Deposits	(6,820)	(10,949)	(12,160)	(7,570)
Others	137,185	(62,635)	55,366	51,710
Total	**13,562**	**47,234**	**(250,844)**	**(319,057)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	100,443	(10,970)	165,105	16,281
Amounts Owed to Affiliated Companies	4,942	20,200	(26,931)	4,256
Customers Advances	(2,532)	4,646	(32,861)	39,413
Tax Payable	(50,691)	7,064	(75,686)	7,417
Income Tax and Social Contribution	(93,831)	(96,527)	(174,658)	(100,150)
Others	(155,126)	53,731	(178,196)	56,598
Total	**(196,795)**	**(21,856)**	**(323,227)**	**23,815**
Cashflow Generated from Operating Activities	**547,472**	**727,774**	**825,718**	**963,191**
Financial Activities				
Inflow of Loans and Financing	0	13,196	93,347	198,420
Payment of Loans, Financing and Debentures	(47,934)	(394,685)	(347,379)	(1,015,208)
Interest paid on Loans, Financ., Debent.and tax installments	(13,598)	(46,990)	(67,694)	(150,644)
Swap Operation Redemptions	0	(9,771)	0	(27,453)
Dividends Paid	(785,719)	(2,923)	(785,719)	(2,923)
Net Funds from Financial Activities	**(847,251)**	**(441,173)**	**(1,107,445)**	**(997,808)**
Investment Activities				
(Additions) in Long-term Investments	(7,833)	0	(25,647)	(1,624)
(Additions) to Permanent Assets, except Deferred Charges	(91,559)	(33,317)	(129,601)	(86,126)
(Additions) Right off of permanent assets	0	3,617	0	5,577
Funds Used for Investments	**(99,392)**	**(29,700)**	**(155,248)**	**(82,173)**
Exchange Variation of Cash and Cash Equivalents	**(28)**	**4,263**	**(64,098)**	**35,201**
Cash Balance Change	**(399,199)**	**261,164**	**(501,073)**	**(81,589)**
At the Beginning of the Period	1,469,959	305,625	2,333,825	1,225,848
At the End of the Period	1,070,760	566,789	1,832,752	1,144,259

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company 1H 2005	Parent Company 1H 2004	Consolitaded 1H 2005	Consolitaded 1H 2004
Operating Activities				
Net Income (Loss) in the Period	1,831,774	900,840	1,811,772	886,702
Financial Expenses and Monetary Var/Net Exchge Var	122,242	200,283	189,099	580,470
Depreciation, Exhaustion and Amortization	127,749	124,843	337,768	271,923
Investment Write-offs (Decrease in Permanent Assets)	13,646	5	14,074	287
Equity in the Results of Subsidiaries/Associated Companies	(853,767)	(277,258)	(175,331)	(21,009)
Dividend Income from Subsidiaries	0	0	1,723	685
Income Tax and Social Contribution	570,136	317,723	938,388	429,271
Provisions	(20,158)	42,961	40,955	87,827
Adjustment for Minority Participation	0	0	12,321	20,088
Total	**1,791,622**	**1,309,397**	**3,170,769**	**2,256,244**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	8,933	171,838	180,184	(115,263)
Increase (Decrease) in Inventories	(264,163)	(116,003)	(668,236)	(269,641)
Increase (Decrease) in Recovery of Taxes	(1,789)	87,211	61,711	44,313
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	170,417	104,270	251,926	68,957
Increase (Decrease) in Judicial Deposits	(6,955)	(28,484)	(17,288)	(32,832)
Others	156,401	(69,689)	133,991	59,031
Total	**62,844**	**149,143**	**(57,712)**	**(245,435)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	165,515	(27,371)	192,019	25,256
Amounts Owed to Affiliated Companies	51,417	(5,252)	41,836	24,243
Customers Advances	(3,380)	3,376	(637)	83,871
Tax Payable	(37,637)	8,933	(72,813)	9,619
Income Tax and Social Contribution	(413,247)	(180,661)	(585,446)	(223,452)
Others	(222,042)	(11,764)	(181,010)	11,829
Total	**(459,374)**	**(212,739)**	**(606,051)**	**(68,634)**
Cashflow Generated from Operating Activities	**1,395,092**	**1,245,801**	**2,507,006**	**1,942,175**
Financial Activities				
Inflow of Loans and Financing	0	19,327	206,626	1,365,180
Payment of Loans, Financing and Debentures	(374,779)	(687,274)	(990,367)	(2,238,489)
Interest paid on Loans, Financ., Debent.and tax installments	(52,777)	(92,221)	(193,636)	(324,147)
Swap Operation Redemptions	(15,830)	(21,754)	(78,005)	(54,994)
Dividends Paid	(792,728)	(305,130)	(807,639)	(305,130)
Net Funds from Financial Activities	**(1,236,114)**	**(1,087,052)**	**(1,863,021)**	**(1,557,580)**
Investment Activities				
(Additions) in Long-term Investments	(295,624)	0	(391,572)	(1,624)
(Additions) to Permanent Assets, except Deferred Charges	(191,783)	(44,185)	(253,411)	(126,439)
(Additions) Right off of permanent assets	0	3,617	(1,713)	5,577
Funds Used for Investments	**(487,407)**	**(40,568)**	**(646,696)**	**(122,486)**
Exchange Variation of Cash and Cash Equivalents	**1,050**	**5,875**	**(66,711)**	**39,143**
Cash Balance Change	**(327,379)**	**124,056**	**(69,422)**	**301,252**
At the Beginning of the Period	1,398,139	442,733	1,902,174	843,007
At the End of the Period	1,070,760	566,789	1,832,752	1,144,259

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company		Consolidated	
	30-June-05	31-March-05	30-June-05	31-March-05
Current Assets	3,475,734	3,828,878	6,676,918	6,688,508
Cash and Cash Equivalents	1,070,760	1,469,959	1,832,752	2,333,825
Trade Accounts Receivable	881,449	829,358	1,630,550	1,575,630
Taxes Recoverable	22,372	26,148	100,565	105,062
Inventories	1,195,603	1,070,788	2,648,693	2,240,956
Deferred Income Tax & Social Contrb'n	253,467	245,155	328,668	245,155
Other Securities Receivables	52,083	187,470	135,690	187,880
Long-Term Receivable	786,055	851,869	1,037,499	1,179,047
Deferred Income Tax & Social Contrb'n	421,581	486,220	599,828	773,325
Related Company Credits	111,362	128,644	111	188
Deposits at Law	166,435	159,615	283,143	270,983
Taxes Recoverable	36,346	26,937	54,196	30,252
Others	50,331	50,453	100,221	104,299
Permanent Assets	7,810,255	7,418,925	9,530,721	9,642,480
Investments	4,253,618	3,889,454	669,174	716,080
Property, Plant and Equipment	3,556,637	3,529,471	8,813,810	8,877,640
Deferred	-	-	47,737	48,760
Total Assets	12,072,044	12,099,672	17,245,138	17,510,035

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	30-June-05	31-March-05	30-June-05	31-March-05
Current Liabilities	**1,533,440**	**2,263,662**	**3,029,877**	**3,869,624**
Loans and Financing and Taxes Payable in Installments	536,268	536,241	1,060,735	1,252,338
Suppliers, Subcontractors and Freight	264,494	163,816	539,259	374,154
Taxes, Charges and Payroll Taxes	451,575	446,452	700,796	699,180
Related Companies	98,315	93,373	89,154	116,085
Financial Instruments	48,738	23,527	188,420	92,601
FEMCO	-	-	7,711	10,527
Dividends Payable	2,075	787,794	3,106	796,803
Others	131,975	212,459	440,696	527,936
Long-Term Liabilities	**2,696,851**	**2,798,948**	**6,398,722**	**6,609,332**
Loans and Financing and Taxes Payable in Installments	722,621	864,557	2,825,255	3,319,751
Related Companies	79,986	96,415	16,027	16,404
Provision for Contingencies	593,405	604,390	1,027,285	1,042,659
Actuarial Liability	968,296	965,363	1,411,943	1,042,008
Financial Instruments	244,600	165,258	620,899	579,127
FEMCO	-	-	317,176	341,481
Others	87,943	102,965	180,137	267,902
Minority Interests	**-**	**-**	**55,283**	**80,277**
Shareholders' Equity	**7,841,753**	**7,037,062**	**7,761,256**	**6,950,802**
Capital	2,400,000	2,400,000	2,400,000	2,400,000
Reserves	3,609,979	3,609,979	3,549,484	3,549,484
Revenues from Fiscal Year	1,831,774	1,027,083	1,811,772	1,001,318
Total Liabilities and Shareholders' Equity	**12,072,044**	**12,099,672**	**17,245,138**	**17,510,035**

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2005	2Q 2004	1Q 2005	Chg. 2Q05/2Q04
Net Revenues	1,469,261	1,219,969	1,343,405	20%
Domestic Market	963,565	675,140	958,058	43%
Export Market	505,696	544,829	385,347	-7%
COGS	(853,438)	(712,647)	(709,634)	20%
Gross Profit	615,823	507,322	633,771	21%
Gross Margin	42%	42%	47%	0 p.p.
Operating Income (Expenses)	(74,827)	(59,570)	(54,788)	26%
Selling	(14,010)	(16,790)	(16,689)	-17%
General and Administrative	(13,389)	(15,856)	(12,962)	-16%
Others, Net	(47,428)	(26,924)	(25,137)	76%
EBIT	540,996	447,752	578,983	21%
EBIT Margin	37%	37%	43%	0 p.p.
Financial Result	(28,099)	(243,698)	(124,140)	-88%
Equity Income	964	1,481	2,729	-35%
Operating Result	513,861	205,535	457,572	150%
Non-Operating Income	(486)	(3,172)	(759)	-85%
Profit Before Taxes	513,375	202,363	456,813	154%
Income Tax / Social Contribution	(175,096)	(68,455)	(157,958)	156%
Income before Taxes and Profit Sharing	338,279	133,908	298,855	153%
Profit Sharing	-	-	-	0%
Net Income	338,279	133,908	298,855	153%
EBITDA	694,821	512,880	663,543	35%
EBITDA Margin	47.3%	42.0%	49.4%	+5,3 p.p.

Companhia Siderúrgica Paulista - COSIPA
Income Statement - Consolidated
Brazilian GAAP (Legislação Societária)

R$ thousand	1H 2005	1H 2004	Chg. 1H05/1H04
Net Revenues	**2,812,666**	**2,153,367**	**31%**
Domestic Market	1,921,623	1,287,105	49%
Export Market	891,043	866,262	3%
COGS	(1,563,072)	(1,332,606)	17%
Gross Profit	**1,249,594**	**820,761**	**52%**
Gross Margin	**44%**	**38%**	**+6 p.p.**
Operating Income (Expenses)	(129,615)	(113,010)	15%
Selling	(30,699)	(33,122)	-7%
General and Administrative	(26,351)	(31,807)	-17%
Others, Net	(72,565)	(48,081)	51%
EBIT	**1,119,979**	**707,751**	**58%**
EBIT Margin	40%	33%	**+7 p.p.**
Financial Result	(152,239)	(409,868)	-63%
Equity Income	3,693	2,567	44%
Operating Result	971,433	300,450	223%
Non-Operating Income	(1,245)	(6,029)	-79%
Profit Before Taxes	**970,188**	**294,421**	**230%**
Income Tax / Social Contribution	(333,054)	(99,814)	234%
Income before Taxes and Profit Sharing	**637,134**	**194,607**	**227%**
Profit Sharing	-	-	0%
Net Income	**637,134**	**194,607**	**227%**
EBITDA	**1,358,364**	**836,043**	**62%**
EBITDA Margin	48.3%	38.8%	+9,5 p.p.

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Legislação Societária)

R$ thousand	Consolitaded			
	2Q 2005	2Q 2004	1H 2005	1H 2004
Operating Activities				
Net Income (Loss) in the Period	338,279	133,908	637,134	194,607
Financial Expenses and Monetary Var/Net Exchge Var	(15,777)	247,989	98,353	402,703
Depreciation, Exhaustion and Amortization	121,317	60,879	185,601	120,880
Investment Write-offs (Decrease in Permanent Assets)	10	61	237	61
Equity in the Results of Subsidiaries/Associated Companies	(964)	(1,665)	(3,693)	(3,026)
Dividend Income from Subsidiaries	1,723	323	1,723	685
Income Tax and Social Contribution	175,096	68,455	333,054	99,814
Provisions	41,679	(18,732)	58,504	33,580
Adjustment for Minority Participation	0	0	0	0
Total	**661,363**	**491,218**	**1,310,913**	**849,304**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	6,790	(126,000)	181,580	(78,023)
Increase (Decrease) in Inventories	(241,714)	(125,966)	(316,869)	(133,988)
Increase (Decrease) in Recovery of Taxes	32,237	(65,241)	27,950	(44,982)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0	0	0
Increase (Decrease) in Judicial Deposits	(4,458)	5,118	(8,816)	1,098
Others	(28,297)	(12,060)	28,842	(10,107)
Total	**(235,442)**	**(324,149)**	**(87,313)**	**(266,002)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	79,491	(38,733)	57,815	(19,404)
Amounts Owed to Affiliated Companies	0	10,218	0	12,883
Tax Payable	(23,461)	(8,506)	(20,965)	(3,833)
Income Tax and Social Contribution	(109,303)	0	(177,515)	0
Others	(81,061)	56,231	(63,871)	61,228
Total	**(134,334)**	**19,210**	**(204,536)**	**50,874**
Cashflow Generated from Operating Activities	**291,587**	**186,279**	**1,019,064**	**634,176**
Financial Activities				
Inflow of Loans and Financing	0	117,752	133	1,211,965
Payment of Loans, Financing and Debentures	(166,412)	(525,297)	(415,515)	(1,413,252)
Interest paid on Loans, Financ., Debent.and tax installments	(52,363)	(75,214)	(127,900)	(200,246)
Swap Operation Redemptions	16	(12,784)	(50,768)	(28,342)
Dividends Paid	(116,795)	0	(132,081)	0
Net Funds from Financial Activities	**(335,554)**	**(495,543)**	**(726,131)**	**(429,875)**
Investment Activities				
(Additions) in Long-term Investments	0	(164)	0	(164)
(Additions) to Permanent Assets, except Deferred Charges	(32,651)	(50,554)	(53,592)	(75,533)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(32,651)**	**(50,718)**	**(53,592)**	**(75,697)**
Exchange Variation of Cash and Cash Equivalents	**(40,934)**	**13,943**	**(45,489)**	**14,616**
Cash Balance Change	**(117,552)**	**(346,039)**	**193,852**	**143,220**
At the Beginning of the Period	636,379	666,441	324,975	177,182
At the End of the Period	518,827	320,402	518,827	320,402

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Assets
Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Consolidated	
	30-June-05	31-March-05
Current Assets	2,342,099	2,177,380
Cash and Cash Equivalents	518,827	636,379
Trade Accounts Receivable	548,195	554,985
Taxes Recoverable	12,604	22,671
Inventories	1,159,740	918,026
Deferred Income Tax & Social Contrb'n	75,201	-
Other Securities Receivables	27,532	45,319
Long-Term Receivable	298,545	391,189
Deferred Income Tax & Social Contrb'n	150,158	259,139
Deposits at Law	86,029	80,523
Taxes Recoverable	17,494	2,951
Others	44,864	48,576
Permanent Assets	4,736,242	4,828,995
Investments	23,568	22,605
Property, Plant and Equipment	4,668,013	4,761,586
Deferred	44,661	44,804
Total Assets	7,376,886	7,397,564

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Liabilities and Shareholders' Equity
Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	30-June-05	31-March-05
Current Liabilities	1,286,181	1,389,157
Loans and Financing and Taxes Payable in Installments	554,111	673,112
Suppliers, Subcontractors and Freight	250,111	186,916
Taxes, Charges and Payroll Taxes	145,854	168,937
Deferred Taxes	62,356	43,458
Financial Instruments	108,331	57,520
Actuarial Liability	7,711	10,527
FEMCO	563	1,446
Dividends Payable	1,031	117,826
Others	156,113	129,415
Long-Term Liabilities	3,393,021	3,582,884
Loans and Financing and Taxes Payable in Installments	1,925,368	2,308,986
Related Companies	387,879	392,876
Provision for Contingencies	388,934	363,413
Actuarial Liability	447,094	322,615
Financial Instruments	4,558	4,497
FEMCO	187,068	137,617
Others	52,120	52,880
Minority Interests	-	-
Shareholders' Equity	2,697,684	2,425,523
Capital	1,763,814	1,763,814
Reserves	296,736	362,854
Revenues from Fiscal Year	637,134	298,855
Total Liabilities and Shareholders' Equity	7,376,886	7,397,564

Sales Volume Breakdown - Consolidated

Thousand tonnes	2Q 2005		2Q 2004		1Q 2005		Chg. 2Q05/2Q04
TOTAL SALES	1,829	100%	1,971	100%	1,768	100%	-7%
Heavy Plates	424	23%	425	22%	376	21%	0%
Hot Coils/Sheets	434	24%	531	27%	511	29%	-18%
Cold Coils/Sheets	481	26%	506	26%	453	26%	-5%
Electrogalvanized Coils	55	3%	62	3%	73	4%	-11%
Hot Dip Galvanized Coils	80	4%	104	5%	73	4%	-23%
Processed Products	79	4%	100	5%	64	4%	-21%
Slabs	276	15%	243	12%	218	12%	14%
TOTAL SALES - DOMESTIC MARKET	1,275	70%	1,429	73%	1,384	78%	-11%
Heavy Plates	353	19%	285	14%	306	17%	24%
Hot Coils/Sheets	401	28%	494	25%	486	23%	-19%
Cold Coils/Sheets	336	18%	383	19%	394	22%	-12%
Electrogalvanized Coils	46	3%	54	3%	51	3%	-15%
Hot Dip Galvanized Coils	69	4%	78	4%	73	4%	-12%
Processed Products	43	2%	64	3%	41	2%	-33%
Slabs	27	1%	71	4%	33	2%	-62%
TOTAL SALES - EXPORTS	554	30%	542	27%	384	22%	2%
Heavy Plates	71	5%	140	7%	70	4%	-49%
Hot Coils/Sheets	33	2%	37	2%	25	1%	-11%
Cold Coils/Sheets	145	8%	123	6%	59	3%	18%
Electrogalvanized Coils	9	0%	8	0%	22	1%	13%
Hot Dip Galvanized Coils	11	1%	26	1%	-	0%	-58%
Processed Products	36	2%	36	2%	23	1%	0%
Slabs	249	11%	172	9%	185	10%	45%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	2Q 2005	1Q 2005	1Q 2004	4Q 2004
Total	1,800	1,836	1,173	1,698
Heavy Plates	2,031	2,034	1,107	1,843
Hot Coils/Sheets	1,673	1,654	1,022	1,466
Cold Coils/Sheets	1,834	1,922	1,296	1,851
Electrogalvanized Coils	2,253	2,291	1,658	2,237
Hot Dip Galvanized Coils	2,195	2,289	1,661	2,201
Processed Products	2,296	2,342	1,530	2,245
Slabs	1,052	1,081	769	1,150

Sectorial Sales - Consolidated

Thousand tonnes	2Q 2005		2Q 2004		1Q 2005		Chg. 2Q05/2Q04
Domestic Market	1,275	100%	1,429	100%	1,384	100%	-11%
Auto	167	13%	151	11%	162	11%	10%
Autoparts	167	13%	177	12%	208	15%	-6%
Shipbuilding	12	1%	18	1%	23	2%	-33%
Line Pipes	111	9%	80	6%	104	7%	40%
Small Diameter Pipes	96	8%	119	8%	97	7%	-19%
Packaging	20	2%	24	2%	28	2%	-18%
Household Appliances	22	2%	29	2%	25	2%	-22%
Civil Construction	96	7%	107	8%	105	8%	-11%
Electrical Equipment	56	4%	57	4%	64	5%	-3%
Distributors	307	24%	366	26%	334	24%	-16%
Industrial Equipment	37	3%	38	3%	39	3%	-3%
Others	185	14%	263	17%	195	14%	-30%

Market Share - Usiminas System (*)

(% volume)

	1H 2005 (*)	2004 (*)	2003 (*)	2002 (*)
DOMESTIC MARKET	52%	55%	60%	62%
Auto	57%	55%	62%	62%
Autoparts	57%	62%	67%	73%
Shipbuilding	100%	100%	100%	100%
Electrical Equipment	65%	63%	58%	54%
Household Appliances	33%	36%	44%	44%
Line Pipes	93%	98%	95%	100%
Small Diameter Pipes	54%	60%	68%	80%
Packaging	12%	15%	16%	14%
Civil Construction	44%	48%	58%	54%
Distributors	44%	51%	59%	62%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-June-05 Short Term	Long Term	TOTAL	31-March-05 TOTAL	Chg. 2Q05/1Q05
TOTAL DEBT					
Foreign Currency (*)	671,090	2,167,546	2,838,636	3,475,388	-18%
IGP-M	115,668	167,510	283,178	278,349	2%
TJLP	209,391	292,108	501,499	520,993	-4%
Others	37,512	45,028	82,540	115,554	-29%
Sub-Total	1,033,661	2,672,192	3,705,853	4,390,284	-16%
Taxes Payable in Installments	27,074	153,063	180,137	181,805	-1%
TOTAL	1,060,735	2,825,255	3,885,990	4,572,089	-15%
FEMCO	7,711	365,018	372,729	352,008	6%
TOTAL DEBT	1,068,446	3,190,273	4,258,719	4,924,097	-14%
Cash and Cash Equivalents			1,832,752	2,333,825	-21%
NET DEBT			2,425,967	2,590,272	-6%

(*) 99.2% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	2Q 2005	2Q 2004	1H 2005	Chg. 2Q05/2Q04
Monetary Effects	(24,869)	(58,280)	(29,449)	-57%
Exchange Variation	241,119	(298,159)	(22,948)	-181%
Hedge Income (Expenses)	(317,748)	126,796	(63,281)	-351%
Interest on Loans, Financing, ACC's and Pre-Payment	(86,893)	(128,784)	(93,128)	-33%
Financial Income	58,552	47,346	84,501	24%
Other Financial Expenses	(43,854)	(27,475)	(35,983)	60%
NET INTEREST INCOME	(173,693)	(338,556)	(160,288)	-49%

Financial Income - Consolidated

R$ million	1H 2005	1H 2004	Chg. 1H05/1H04
Monetary Effects	(54,318)	(104,818)	-48%
Exchange Variation	219,543	(321,171)	-168%
Hedge Income (Expenses)	(381,029)	71,356	-634%
Interest on Loans, Financing, ACC's and Pre-Payment	(180,021)	(283,557)	-37%
Financial Income	141,681	88,187	61%
Other Financial Expenses	(79,837)	(41,986)	90%
NET INTEREST INCOME	(333,981)	(591,989)	-44%

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

MARKET RELEASE

Increase of Stock Interest

USIMINAS - Usinas Siderúrgicas de Minas Gerais S.A. communicates the reception of the following information sent by the law office Pinheiro Neto Advogados, on July 20, 2005, in the proxy quality of Alliance Capital Management L.P.:

"In execution to that establishes the paragraph 1st of the article 12 of the CVM Instruction nr.358, of 01/03/2002, Alliance Capital Management L.P., constituted society and existent in agreement with the laws of the State of Delaware, United States of America, with headquarters at 1345, Americas Avenue, New York City, State of New York, United States of America ("ACMLP"), in the manager quality and/or of customers portfolio manager in the foreign with discretionary powers, communicates that the Funds and/or customers portfolio in the foreign with discretionary powers under its management acquired, in transactions carried out in stock exchange, directly or through American Depositary Receipts - ADRs, class "A" nominative preferred shares from emission of USIMINAS – Usinas Siderúrgicas de Minas Gerais S.A. ("Company"), that amount, currently, 11,716,400 (eleven million, seven hundred and sixteen thousand and four hundred) class "A" nominative preferred shares from emission of the Company, corresponding to 10.45% of the share total of such class. It is about of a minority investment that doesn't change the control composition or the management structure of the Company. At present, there is not any share amount of the Company aimed for ACMLP. Neither ACMLP associated nor subsidiary possesses securities from emission of the Company. There are not convertible debentures in shares in custody, direct or indirectly, by ACMLP or person to it tied, nor any agreement or contract regulating the exercise of the voting right or the purchase and sale of securities from emission of the Company in that ACMLP, or person to it tied, it is part."

Paulo Penido Pinto Marques
Investor Relations Director

Belo Horizonte, July 13, 2005.

To

Securities Commission - CVM

Rua Sete de Setembro, 111 – 2nd Floor

Rio de Janeiro - RJ

Attn: Dr. Alexandre Lopes de Almeida

Company Attendance Management 2 - GEA 2

Dear Gentlemen,

Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas, through its Investor Relations Director infra-signed, comes by the present, in attention to Official letter/CVM/SEP/GEA-2/N°303/05, in which the Messrs. request explanations regarding the "report transmitted in the newspaper Valor Econômico, in 07/13/2005, under the title *Vale wants to maintain interests and make investment in Usiminas*", explain what proceeds.

The USIMINAS Management doesn't have knowledge of the existence of any negotiation involving the Companhia Vale do Rio Doce - CVRD and the controlling shareholders of USIMINAS in the meaning that the permanence of CVRD in the share capital of the Company would be linked to the implementation of new investments in the Company.

Put this, stand out that USIMINAS effectively have been carrying out studies to verify the viability of construction of a new blast furnace in the steel plant of Ipatinga - MG. Such studies, however, are in preliminary phase, not having, in the present moment, any decision or concrete information to be published to this respect.

In that way, having in view the above explanations rendered, we understood that there is not any information related to the report published by the newspaper Valor Econômico on 07/13/2005 that constitutes hypothesis of relevant fact, in the form of the article 2nd of the Instruction CVM nr. 358/2002.

Sincerely yours,

Paulo Penido Pinto Marques

Investor Relations Director of

Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas



USIMINAS

ADVANCED TECHNOLOGY TO MANUFACTURE STEEL, AND BENEFIT LIVES

MATERIAL FACT

USIMINAS - Usinas Siderúrgicas de Minas Gerais S.A. announce that the Securities Commission (CVM) approved the program of "Depositary Receipts" (DR), authorizing the negotiation of their preferred capital shares in the Stock Exchange of Madrid - Spain, through the international Latin American values market - Latibex. The program count with the following characteristics:

- Code of Negotiation: XUSI;
- Each DR corresponds to 1(one) class A preferred capital share;
- Depositary Institution: Servicio de Compensación y Liquidacion de Valores - SCL;
- Custodian Institution: Companhia Brasileira de Liquidação e Custódia - CBLC;
- Market Maker: Espírito Santo Investment, S.A., SV;
- Start-up of the negotiations: 07/05/2005.

Belo Horizonte, July 05, 2005

Paulo Penido Pinto Marques

CFO and Investor Relations Director

###

USIMINAS is the largest steel industry of the country. It is the company leader of Usiminas System - one of the largest twenty world steel production complexes, formed by companies that act in iron and steel industry and in businesses where the steel has strategic importance. Their productive units, located in Ipatinga (Minas Gerais) and Cubatão (São Paulo), have capacity to produce 9.5 million tonnes per year of steel. USIMINAS is sales leader to the domestic market and it trades their flat rolled products (coated and no coated) also in the foreign market, close to several industrial sectors and dealers. In 2004, the company reached a revenue of 4,200 million dollars and a net profit of one billion dollars.

Contacts:

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (+55-31) 3499-8710

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held in the headquarters, situated at Rua Prof. José Vieira de Mendonça, 3011, in this Capital, on June 28, 2006, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other Members: Antonio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda and Rinaldo Campos Soares (reporter of the matters). The ausence of the Counselor Murilo Ferreira Pinto was justified.

Also participated of the works: the Directors Paulo Penido Pinto Marques and Hiroyuki Nakagawa; the substitute José Augusto Muller de Oliveira Gomes; João Lucas Ferraz Dungas, Controller Manager; and the General Secretary Juventino Moraes de Franca.

Topics/Deliberations -

Results of the 1st semester of 2006: The consolidated numbers (Usiminas/Cosipa), estimated, of the 1st semester of the year, were supplied in terms of production of crude steel (4.2 million tonnes) and sales (3.9 million tonnes); reduction of US$226 million, up to 05/31/2006 in the consolidated net debt (Usiminas/Cosipa/Unigal). The trend of the operational results appears for a 2nd semester close of the planned.

Funding in 2006 - Until the present moment, the following financial funding for investments was carried out in the integral subsidiary Companhia Siderúrgica Paulista-COSIPA: (i) US$200 million in Eurobonds, duration of 10 years, expiration in June, 2016, interests of 8.375% y/y, being operation leaders ABN Amro and UBS banks. It acted as drawer the Cosipa Commercial Ltd, exclusively created for this operation, with the same Management of Usiminas International Ltd: Rinaldo Campos Soares, Paulo Penido Pinto Marques and Bertoldo Machado Veiga. For future operations, inside of the Eurobonds Program of US$500 million, in case Usiminas be the beneficiary, it can be as drawer the Usiminas Commercial Ltd., also exclusively created for such operation, with the same Management, above mentioned; (ii) Export Pre-payment, in the amount of US$150 million, duration of 7 years, 2.5 years of grace period, Libor interests more 0.65% y/y, agreed with Citibank, Mizuho and WestLB banks.

Brazilian Market of Steel - After a synthesis of the world steel market, that presents new growth phase, it was shown, as for the domestic market, that just the automotive sectors, railway, electroeletronic and mechanic (industrial equipments) are lately presenting positive performance. In the discussion of the topic, the Board member Gabriel Stoliar affirmed that Brazil can become an export platform of iron and steel products and for this Usiminas is the great vehicle.

Course of the Investment Plans – About the investments in strengthening and maximization of the value of the current operation, it was told that are in process, in Cosipa, the

following projects: Recovery Turbine of Top Pressure of BF-2 (defined Mitsui Shipbuilding as winner of the competition, contract in signature phase), Continuous Casting 3 (work in process), Piaçaguera Basin and Channel Dredging (Installation license awarded yesterday); in analysis, the investments in the Nr.2 Hot Strip Mill Line and in the expansion of 500.000 t/year. In Usiminas

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
A Publicly Traded Company

NOTICE TO SHAREHOLDERS

Usiminas is suggesting to their shareholders, holders of "Class B Preferred" shares, negotiated in the Bolsa de Valores de São Paulo ("BOVESPA") under the code "USIM 6", the conversion for "Class A Preferred" share - "USIM 5", as it allows the Paragraph 4th of Art. 5th of the Company Bylaws: "The class B preferred shares will be able to, the any time and the shareholder's exclusive criterion, to be converted in class A preferred shares".

The suggested conversion foresees that each 1 (one) share "USIM6" will be substituted by 1 (one) share "USIM5" and this procedure, that doesn't change the book value per share of the Company, will give larger liquidity to the shareholder, for the market scope in the class "A".

The shareholders that they use the custody from the Banco Bradesco S.A., depositary financial institution of the book share from emission of Usiminas, and which they are with their register data updated will receive, starting from June 27, 2005, a form for share conversion. Those that are with their register data no updated please attend to any Bradesco Agency for the due updating and subsequent filling in the form. The shareholders that possess their shares safekeeping with the Companhia Brasileira de Liquidação e Custódia (Stock Exchange's Fungible Custody Service) should seek their respective custody agents for the referred conversion.

Belo Horizonte, June 27, 2005.
Paulo Penido Pinto Marques
Investor Relations Director



USIMINAS

ADVANCED TECHNOLOGY TO MANUFACTURE STEEL AND BENEFIT LIVES

USIMINAS WILL BE LISTED ON LATIBEX

Belo Horizonte, June 16, 2005 – USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY], informs that its Preferred "A" shares, will be traded on Latibex, starting on July 5th. The company´s shares will be traded under the XUSI code. Espirito Santo Investment will be the market maker. Currently, USIMINAS is the fourth most traded stock in the Brazilian Stock Market and represents 5.16% of the Ibovespa theoretical portfolio.

According to its CEO, Mr. Rinaldo Campos Soares, the company´s goal is to get closer to the European financial community. "Once more, USIMINAS confirms its commitment with the international capital market and consolidates itself as one of the biggest players in the world steel sector."

On next July 5th, at 11:30 am, Mr. Rinaldo Campos Soares, will participate in the Latibex opening ceremony. Following, Mr. Rinaldo and executives of USIMINAS will give a presentation to investors, analysts and to the press at the Madrid Stock Exchange. On July 6th they will be presenting at Barcelona Stock Exchange.

Latibex will reach a total of 34 listed companies from 7 different countries (Argentina, Brazil, Chile, Mexico, Panama, Peru and Porto Rico) thus consolidating itself as the third market for Latin American securities in terms of capitalization.

###

USIMINAS is the largest steel company in Brazil. It is the leading company of the USIMINAS System – one of the 20 largest steel complexes in the world – comprised of companies that operate in the steel business and in business where steel has strategic importance. Its productive units, located in Ipatinga (Minas Gerais) and Cubatão (Sao Paulo), have the capacity to produce 9.5 million tons/year of steel. USIMINAS is the sales' leader in the domestic market and it commercializes its flat-rolled, laminated products (coated or not) overseas as well, with diverse industrial and distributor sectors. In 2004, the company reached net revenues of R$ 12.2 billion and net profit of R$ 3.0 billion.

Contacts:

www.usiminas.com.br

Phone: (+55-31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Douglas Lee Arnold
darnold@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicy-traded Company

Minutes of the Meeting of Board of Directors da Usinas Siderúrgicas de Minas S/A - USIMINAS, held in the headquarters, in the Rua Prof. José Vieira of Mendonça, 3011, in this Capital, on June 8, 2005, at 10:30 AM.

Presences - Bertoldo Machado Veiga, President; other members: Ermínio Tadei, Hidemi Kawai, Kenichi Asaka, José Augusto França Guimarães, Marcelo Pereira Malta de Araújo, Marcus Olyntho de Camargo Arruda, Marta Xavier Gonçalves and Rinaldo Campos Soares (reporter of the matters). The Directors Gabriel Stoliar and Jose Carlos Martins justified the ausences.

Also participated of the works: the Directors Paulo Penido Pinto Marques and Ricardo Yasuyoshi Hashimoto; the substitutes José Augusto Muller de Oliveira Gomes and Marcelo Kehl Jobim; João Lucas Ferraz Dungas, Controller Manager; and the General Secretary Juventino Moraes de Franca.

TOPICS/DELIBERATIONS:

2005 Results: 1st quarter and perspectives to the 2nd quarter - The Usiminas/Cosipa consolidated numbers of the 1st quarter of the year were supplied, in terms of: crude steel production, lightly inferior to the of equal period of 2004; the net revenue, however, increased 46%, in the comparison with the same period of 2004; the net income went up 79%, reaching the figure of R$1 billion. The consolidated net debt decreased 59%, being in the landing of R$2.5 billion in the 1st quarter. For the remaining of the 1st semester, the results approach the planned, with growth perspective of the operational profit in 3.9%. The trend of the operational results points also for a good 2nd semester, close to the planned.

Usiminas/Cosipa: the total integration evolution - Shown the integration phases of the Usiminas/Cosipa complex, with the synergy actions reaching savings close to R$170 million per annum. The outline is working very well; the subsequent gains must be presented to the Board shortly.

Strategic planning: updating - Presented basic premises for a revision of the strategic planning of the Company, at light of the deployments of the last 2 years. A revaluation of some key-questions in this field are being made to evaluate the attractiveness and risk of the options that appear, owing everything to be ready for presentation to the Board in the meeting of August 24 close.

New investments - In relation to the planned investments (Coke plant nr. 3 – Battery nr. 5 and 60Mw Thermoelectric Centre, are showed the new schedules, against delays in environmental licensing and competition process; as for Continuous Casting nr. 3 of Cosipa, informed that the final commercial proposals were already received, being carried out visits to the bidders for technology proofing.

Creation of Planaris – The Board authorized the Management to negotiate and formalize the interests of Usiminas in the company PLANARIS, to be constituted as "holding" of the companies Consórcio Amazônia (SIDOR), SIDERAR and HYLSAEX, led by Techint Group.

This approval is conditioned to the interest integration of Usiminas in SIDERAR and in the Consórcio Amazônia (SIDOR), besides financial resources provided, in money, limited to

100 million dollars. Other conditions: (i) the Usiminas interests should be of, in the minimum, 10% of the capital of Planaris; (ii) the evaluation of the companies should be made by independent appraiser, under the criterion of discounted cash flow; (iii) PLANARIS should issue share in the market, through the New York Stock Exchange, in a maximum term; and (iv) adoption of mechanism of eventual exit for Usiminas, in case the negotiated conditions are not met.

Eletrobrás shares - Authorized the sale of the Eletrobrás shares, to be executed in favorable moment.

Nothing else having to deliberate, ended up the meeting, having the respective minutes to be signed by the Directors and the General Secretary.

Belo Horizonte, June 8, 2005.

Bertoldo Machado Veiga
President

Ermínio Tadei
Hidemi Kawai
Kenichi Asaka
José Augusto França Guimarães
Marcelo Pereira Malta de Araújo
Marcus Olyntho de Camargo Arruda
Marta Xavier Gonçalves
Rinaldo Campos Soares
General secretary.

END